FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of September 2004

ABBEY NATIONAL PLC

(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square
London NW1 3AN, England
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, solicitor, accountant or independent financial adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 or from an appropriately authorised independent financial adviser if you are taking advice in a territory outside the United Kingdom.

If you have sold or otherwise transferred all of your Abbey Shares, or entitlements thereto through Abbey ADSs, please send this document together with the accompanying documents at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected. If you have sold or otherwise transferred only part of your registered holding of Abbey Shares, or entitlements thereto through the Abbey ADSs, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

This document should be read in conjunction with the accompanying documents, including the separate letter from the Chairman of Abbey and the blue and pink Forms of Proxy (if you are an Abbey Shareholder) or the white ADS Voting Instruction Card (if you are a registered holder of Abbey ADSs).

Recommended Acquisition

by

Banco Santander Central Hispano, S.A.

of

Abbey National plc

by means of a

Scheme of Arrangement

under section 425 of the Companies Act 1985

A letter from the Chairman of Abbey, including a recommendation to vote in favour of the resolutions to be proposed at the Court Meeting and at the Abbey EGM, is set out in Part 2 (Letter from the Chairman of Abbey) of this document.

Notices convening the Court Meeting and the Abbey EGM, which will both be held at Wembley Conference Centre, Stadium Way, Wembley, HA9 0DW, England, on 14 October 2004, are set out at the end of this document. The Court Meeting will start at 11.00 a.m. (London time) and the Abbey EGM will start at 11.10 a.m. (London time) (or as soon thereafter as the Court Meeting shall have been concluded or adjourned). The action to be taken in respect of the Court Meeting and the Abbey EGM is set out on the next page, and in Section 5 of Part 2 (Letter from the Chairman of Abbey) and Section 7 of Part 3 (Explanatory Statement) of this document. It is very important that you use your vote in order that the Court can be satisfied that the votes cast constitute a fair representation of the views of Abbey Shareholders.

Morgan Stanley & Co. Limited is acting exclusively for Abbey and no one else in connection with the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Goldman Sachs International is acting exclusively for Banco Santander as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Banco Santander for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in relation to the Acquisition, or any matter referred to herein.

J.P. Morgan plc is acting exclusively for Banco Santander as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Banco Santander for providing the protections afforded to clients of J.P. Morgan plc nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Merrill Lynch International is acting exclusively for Banco Santander as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Banco Santander for providing the protections afforded to clients of Merrill Lynch International nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Definitions used in this document are set out in Part 12 (Definitions) of this document.

Except where otherwise indicated, the exchange rates used in this document are set out in Section 15(h) of Part 11 (Additional Information) of this document.

Action to be taken

If you are an Abbey Shareholder, whether or not you intend to attend either or both of the Court Meeting and the Abbey EGM, please complete and sign the enclosed Forms of Proxy and return them in accordance with the instructions printed thereon as soon as possible, but in any event, in the case of the blue Form of Proxy for use at the Court Meeting, so as to be received at Abbey Shareholder Services, The Causeway, Worthing, West Sussex, BN99 6AE, United Kingdom and, in the case of the pink Form of Proxy for use at the Abbey EGM, so as to be received at Abbey Shareholder Services, The Causeway, Worthing, West Sussex BN99 6SE, United Kingdom, in each case at least 48 hours before the time fixed for the relevant meeting or any adjournment thereof. Forms of Proxy returned by fax will not be accepted. If the blue Form of Proxy for use at the Court Meeting is not lodged by then, it may be handed to the Chairman of the Court Meeting at that meeting. However, in the case of the Abbey EGM, unless the pink Form of Proxy is lodged at least 48 hours before the time fixed for the meeting or any adjournment thereof, it will be invalid. The completion and return of either Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the Abbey EGM, or any adjournment thereof, if you wish to do so.

If you have any questions relating to this document or the completion and return of the Forms of Proxy, please telephone our shareholder helpline on 0870 532 9430 (or, if you are calling from outside the United Kingdom, on +44 121 415 7188) between 8.30 a.m. and 8.00 p.m. (London time) Monday to Friday and between 9.00 a.m. and 1.00 p.m. (London time) on Saturdays, until 14 October 2004. The helpline cannot provide advice on the merits of the Scheme or the Acquisition or give any financial or tax advice.

If you are a registered holder of Abbey ADSs, please complete and sign the enclosed white ADS Voting Instruction Card and return it in the enclosed reply-paid envelope (for use in the US only) in accordance with the instructions thereon as soon as possible, but in any event, so as to be received by The Bank of New York, 101 Barclay Street, A Level, New York, New York, 10286, USA, ATTN: Proxy Department, no later than 5.00 p.m. (New York time) on 7 October 2004. If you hold your Abbey ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Abbey ADSs if you wish to vote. If you have any questions relating to this document or the completion and return of the ADS Voting Instruction Card, please contact The Bank of New York on telephone number +1 800 507 9357 (or, if you are calling from outside the US, on telephone number +1 941 906 4753) between 8.00 a.m. and 6.00 p.m. (New York time) Monday to Friday, until 14 October 2004. The helpline cannot provide advice on the merits of the Scheme or the Acquisition or give any financial or tax advice.

Securities law restrictions

The distribution of this document in jurisdictions other than the UK and the US may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document and the accompanying documents have been prepared for the purpose of complying with English law, the City Code and the applicable rules of the UK Listing Authority and the London Stock Exchange. This document and the Conditions and further terms set out in this document are governed by English law and are subject to the jurisdiction of the English courts (save for the Subscription Agreement set out in Appendix A of Part 3 (Explanatory Statement) of this document, which is governed by Spanish law but subject to the jurisdiction of the English courts). Abbey and Banco Santander will furnish this document to the SEC under the cover of a Form 6-K.

The New Banco Santander Shares have not been and will not be registered under the Securities Act in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. For the purpose of establishing this exemption from the registration requirements of the Securities Act, Abbey will advise the Court at the First Court Hearing that its sanctioning of the Scheme will be relied upon by Abbey and Banco Santander for such purpose as an approval of the Scheme following a hearing on the fairness of the terms and conditions of the Scheme to Abbey Shareholders, at which hearing all such holders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme. Abbey Shareholders and holders of Abbey ADSs who are affiliates of Abbey prior to, or will be affiliates of Banco Santander after, the Effective Date will be subject to certain US transfer restrictions relating to New Banco Santander Shares and New Banco Santander ADSs received under the Scheme. These transfer restrictions are explained in Section 22(a) of Part 3 (Explanatory Statement) of this document. Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence in the United States. The information disclosed in this document is not the same as that which would have been disclosed if this document had been prepared for the purpose of complying with the registration requirements of the Securities Act or in accordance with the laws and regulations of any other jurisdiction.

This document does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe, shares in any jurisdiction in which such offer or solicitation is unlawful.

A Spanish prospectus will be registered by the CNMV and made public before the New Banco Santander Shares are issued.

Any person who attempts to own or control, directly or indirectly, five per cent. or more of the share capital or voting rights of Banco Santander or otherwise has a significant influence over Banco Santander is required to obtain a clearance from the Bank of Spain under Spanish law and may be subject to additional restrictions or obligations (including disclosure of interests) established by Spanish securities and tender offer regulations. If you believe these Spanish provisions may be applicable to you, you are recommended to seek your own personal financial advice immediately from your stockbroker, solicitor, accountant or independent financial adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 or from an appropriately authorised independent financial adviser if you are taking advice in a territory outside the United Kingdom. Further information on clearances and disclosure of interests required is set out in Sections 1(f) and 1(n) of Part 9 (Information on Banco Santander Shares) of this document.

The contents of this document have been approved by CPL for the purposes of article 11(1)(b) of the ISA. CPL’s approval is necessary since this document, or parts hereof, could be construed as an ‘investment advertisement’ in terms of the ISA. In terms of article 11(1)(b) of the ISA, no person may issue or cause to be issued an investment advertisement in or from within Malta unless its contents have been approved by a licence holder under the ISA. CPL is licensed to conduct investment services business by the Malta Financial Services Authority and qualifies as a licence holder under the ISA.

This document does not constitute a ‘prospectus’ for the purposes of the Maltese Companies Act 1995, or of the ISA, or of any directives, guidelines or regulations issued thereunder. Accordingly, this document is not required to comply with the rules and procedures applicable to prospectuses under the Maltese Companies Act 1995, Chapter 386 of the Laws of Malta or the ISA. Maltese law does not require the registration of the document with, or its review or approval by, any public body or authority in Malta.

This document has not been, and will not be, lodged with the Australian Securities and Investments Commission as a disclosure document for the purpose of Australia’s Corporations Act 2001 (Cwlth). New Banco Santander Shares issued to Abbey Shareholders, in the manner set out in this document, as a result of the Scheme may not be offered for sale in Australia for at least 12 months after their issue, except in circumstances where disclosure to investors is not required under Chapter 6D of Australia’s Corporations Act 2001 or unless a compliant disclosure document is produced.

The New Banco Santander Shares that are being distributed to Abbey Shareholders that reside in a province of Canada other than Quebec are being distributed under an exemption from the registration and prospectus requirements of Canadian provincial securities laws. Banco Santander will apply for a ruling or order of the Financial Markets Authority in the Province of Quebec to exempt the issuance of New Banco Santander Shares from the prospectus and registration requirements of Quebec securities legislation. The issuance of New Banco Santander Shares to Abbey Shareholders resident in Quebec is conditional, among other things, upon the receipt of such ruling or order.

The provincial securities laws in all provinces of Canada, other than Quebec, require the first trade in the New Banco Santander Shares to be made through an exchange, or a market, outside of Canada or to a person or company outside of Canada or otherwise on a prospectus exempt basis under such laws. In addition, when selling the shares, holders resident in a province of Canada other than Quebec must use a dealer appropriately registered in such province or rely on an exemption from the registration requirements of such province. If a holder requires advice on any applicable prospectus or registration exemption, the holder should consult his or her own legal adviser. Banco Santander will apply for a ruling or order of the Financial Markets Authority in the Province of Quebec to exempt the first trade or resale of New Banco Santander Shares issued to Abbey Shareholders resident in the Province of Quebec from the prospectus and registration requirements of Quebec securities legislation.

The Scheme has not been notified to the Commissione Nazionale per le Societa’ e la Borsa pursuant to Italian applicable securities laws and implementing regulations. Absent such an approval, no transaction aimed at the exchange of securities can be offered to the public in the Republic of Italy. This document, and its accompanying documents, have not been, and may not be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been, and can be, carried out in the Republic of Italy. This document, the notices for the Court Meeting and the Abbey EGM and any accompanying or related document, may not be mailed, distributed, disseminated or otherwise disclosed to any Italian resident or person or entity in the Republic of Italy.

This document does not constitute an offer or invitation to persons in Malaysia in relation to New Banco Santander Shares. No approval of the Securities Commission of Malaysia is, or will be, obtained for the issue of the New Banco Santander Shares and this document will not be registered with the Securities Commission of Malaysia as a prospectus. This document, the notices convening the Court Meeting and the Abbey EGM and any accompanying or related documents, may not be mailed, distributed, disseminated or otherwise disclosed to any persons in Malaysia.

In Luxembourg and Portugal this document will only be distributed by Abbey — it may only be distributed in Luxembourg to Abbey Shareholders in circumstances that do not constitute a public offer of securities under the laws of Luxembourg and in Portugal it may only be distributed in circumstances that do not amount to an offer of securities pursuant to the Portuguese Securities Code.

The Scheme does not constitute an offer to the public in Gibraltar.

Forward looking statements

This document and other information published by Banco Santander and Abbey may contain forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of the Banco Santander Group resulting from and following the Acquisition. These statements are based on management’s current expectations, speak only as at the date of this document and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are factors relating to satisfaction of the Conditions, Banco Santander’s ability to successfully combine the businesses of Banco Santander and Abbey and to realise expected synergies from the Acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. Neither Banco Santander nor Abbey undertakes any obligation to update the forward looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Past performance

Past performance is not necessarily a guide to future performance. The value of investments may fall as well as rise.

Dealings

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Banco Santander or of Abbey, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Banco Santander or Abbey is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service as specified in the Listing Rules and the Panel by not later than 12 noon (London time) on the London business day following the date of the transaction of every dealing in such securities during the period from 23 July 2004 to the date of the Abbey EGM (or such later date(s) as the Panel may specify). Subject to certain limited exceptions, dealings by Banco Santander or by Abbey or by their respective “associates” (within the definition set out in the City Code) in any class of securities of Banco Santander or Abbey until the end of such period must also be disclosed. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.

Financial Information

The financial information in this document on Banco Santander and Abbey has been extracted on the basis set out in paragraph 15(a) of Part 11 (Additional Information) of this document.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and/or date (2004)
Expected date for payment of Abbey interim dividend announced on 26 July 2004	4 October
Latest time for receipt by the Abbey Depositary of completed white ADS Voting Instruction Cards from registered holders of Abbey ADSs	5.00 p.m. (New York time) on 7 October (1)
Latest time for receipt by the Registrar of completed blue Forms of Proxy for the Court Meeting	11.00 a.m. on 12 October(2)
Latest time for receipt by the Registrar of completed pink Forms of Proxy for the Abbey EGM	11.10 a.m. on 12 October
Voting Record Time	6.00 p.m. on 12 October
Court Meeting	11.00 a.m. on 14 October
Abbey EGM	11.10 a.m. on 14 October(3)
Banco Santander General Shareholders Meeting — first call	12.00 noon (Spanish time) on 20 October
Banco Santander General Shareholders Meeting — second call	12.00 noon (Spanish time) on 21 October
Expected announcement of Abbey’s third quarter results for 2004	27 October(4)
Expected announcement of Banco Santander’s third quarter results for 2004	27 October(4)
First Court Hearing (to sanction the Scheme)	8 November(5)
Second Court Hearing (to confirm the reduction of capital)	11 November(5)
Last day for dealings in Abbey Shares and Abbey ADSs(6)	12 November(5)
Scheme Record Time and Dividend Record Time	4.30 p.m. on 12 November(5)
Abbey ADS register closed	4.30 p.m. (London time) on 12 November (5)
Effective Date	12 November(5)
New Banco Santander Shares to be issued	12 November(5)
Settlement of New Banco Santander Shares to be issued through Iberclear (with settlement of Banco Santander CDIs following shortly thereafter)	15 November(5)
Admission to listing of the New Banco Santander Shares on Bolsas de Valores expected to occur	effective 5.35 p.m. (Spanish time) 15 November (5)(7)
Dealings in New Banco Santander Shares on the market of Bolsas de Valores expected to commence	16 November(5)
New Banco Santander ADSs to be issued through DTC and dealings in New Banco Santander ADSs on NYSE expected to commence	16 November(5)(8)
Expected date for payment of Abbey special dividend of 25 pence together with the 6 pence for dividend differential	14 December(5)

(1)	If you hold your Abbey ADSs indirectly you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Abbey ADS if you wish to vote.

(2)	A blue Form of Proxy for the Court Meeting not so lodged may be handed to the Chairman of the Court Meeting at that meeting. However, to be valid the pink Forms of Proxy for the Abbey EGM must be lodged by 11.10 a.m. on 12 October 2004, or if the Abbey EGM is adjourned, at least 48 hours prior to the adjourned meeting.

(3)	The Abbey EGM will commence at the time specified above or, if later, as soon thereafter as the Court Meeting shall have been concluded or adjourned.

(4)	These dates are indicative only.

(5)	These dates are indicative only and will depend, amongst other things, on the dates upon which the Court actually sanctions the Scheme and/or confirms the associated reduction of capital.

(6)	Dealings in Abbey Shares will be suspended with effect from 4.30 p.m. (London time) on this date. Dealings in Abbey Shares after the third business day prior to the Scheme Record Time (which is expected to be 4.30 p.m. on 12 November 2004) will not, in accordance with normal settlement procedures, be registered prior to the Scheme Record Time.

(7)	Trades can take place on this day after this time subject to applicable regulations.

(8)	New Banco Santander ADSs will be issued through DTC on this date only for those Abbey ADSs held through DTC. New Banco Santander ADSs will be issued for Abbey ADSs held outside DTC upon surrender of such Abbey ADSs no later than the expiry of the period of 14 days from the latest to occur of (a) the Effective Date, (b) the date on which the Banco Santander ADS Depositary is registered as holder of the New Banco Santander Shares underlying such ADSs, and (c) the date on which the Banco Santander ADS Depositary receives the relevant instructions from the registered holders of such Abbey ADSs entitled thereto.

Unless otherwise stated, references to times are to London time.

PART 1

JOINT LETTER FROM THE CHAIRMEN OF BANCO SANTANDER CENTRAL HISPANO, S.A. AND ABBEY NATIONAL PLC

Abbey National plc Abbey National House 2 Triton Square Regent’s Place London NW1 3AN	Banco Santander Central Hispano, S.A. Paseo de Pereda 9-12 Santander Spain

17 September 2004

To Abbey Shareholders and holders of Abbey ADSs and, for information only, to holders of options and awards granted under the Abbey Shares Schemes and Abbey preference shares

Dear Abbey Shareholder,

Recommended Acquisition by Banco Santander Central Hispano, S.A. of Abbey National plc

On 26 July 2004, Abbey and Banco Santander announced they had agreed the terms of a recommended acquisition by Banco Santander of Abbey. The proposed acquisition, which has the unanimous(1) support of the boards of both companies, will create a well diversified international retail bank.

We believe that this transaction brings together a strong combination of skills and resources to accelerate the implementation of Abbey’s strategy in UK personal financial services whilst simultaneously reducing execution risk. Banco Santander will bring additional products and resources to leverage Abbey’s franchise, drawing on its expertise and track record of achieving growth in a variety of markets and cultures. We believe that our shared commitment to customers will bring benefits to our customers and shareholders and that a combination of our two companies will create a premier international banking franchise.

If you have any questions about the documents contained in this mailing or about any other matter related to the Scheme, please call the Abbey shareholder helpline on 0870 532 9430 (or if you are calling from outside the United Kingdom on +44 121 415 7188) between 8.30 a.m. and 8.00 p.m. (London time) Monday to Friday and between 9.00 a.m. and 1.00 p.m. (London time) on Saturdays, until 14 October 2004. Holders of Abbey ADSs can also contact The Bank of New York on telephone number +1 800 507 9357 (or, if you are calling from outside the US, on telephone number +1 941 906 4753) between 8.00 a.m. and 6.00 p.m. (New York time) Monday to Friday until 14 October 2004. For legal reasons, these helplines will not be able to provide advice on the merits of the transaction itself or give financial or tax advice.

The transaction has the unanimous(1) support and recommendation of the boards of both Abbey and Banco Santander. We urge you to support the Scheme and to vote in favour of the resolutions to be proposed at the Court Meeting and the Abbey EGM.

Yours sincerely,

Lord Burns Chairman of Abbey Abbey National plc	Emilio Botín Chairman of Banco Santander Banco Santander Central Hispano, S.A.

(1)	Due to his position as Chairman of The Royal Bank of Scotland Group plc, Sir George Mathewson has not participated in the deliberations of the Banco Santander Board concerning the Acquisition and, accordingly, has not participated in the recommendation of the Acquisition by the Banco Santander Board.

PART 2

LETTER FROM THE CHAIRMAN OF ABBEY NATIONAL PLC

Abbey National plc Abbey National House 2 Triton Square Regent’s Place London NW1 3AN

Registered in England and Wales No. 2294747

17 September 2004

To Abbey Shareholders and holders of Abbey ADSs and, for information only, to holders of options and awards granted under the Abbey Share Schemes and holders of Abbey preference shares

Dear Abbey Shareholder,

Recommended Acquisition by Banco Santander Central Hispano, S.A. of Abbey National plc

1.     Introduction

I am writing to you on behalf of the Abbey Board to set out the terms of the proposed acquisition of Abbey by Banco Santander, to explain the background to and reasons for our unanimous recommendation of the Acquisition and to seek your support and approval for the Acquisition.

In order to approve the terms of the Acquisition, you will need to vote in favour of the resolutions to be proposed at two shareholder meetings (the Court Meeting and the Abbey EGM) to be held at Wembley Conference Centre, Stadium Way, Wembley, HA9 0DW, England on 14 October 2004 from 11.00 a.m. The actions you should take, and the recommendation of the Abbey Board, are set out in Sections 5 and 14, respectively, of this Part 2.

2.     Summary of the Acquisition

On Friday 23 July 2004, we announced that we had received an approach which may or may not lead to an offer being made for Abbey. Subsequently, on Monday 26 July 2004, Abbey and Banco Santander announced that they had reached agreement on the terms of a recommended acquisition of Abbey by Banco Santander.

The Acquisition will, subject to the satisfaction or waiver of the Conditions, be implemented by way of a scheme of arrangement of Abbey under section 425 of the Companies Act, which is expected to be implemented on 12 November 2004. Under the terms of the Acquisition, holders of Abbey Securities will be entitled to receive New Banco Santander Securities in exchange for the cancellation of their Abbey Securities on the following basis:

•	for each Abbey Share, 1 New Banco Santander Share; and

•	for each Abbey ADS, 2 New Banco Santander ADSs.

Abbey Shareholders on the register of members of Abbey at the Dividend Record Time(1) (expected to be 4.30 p.m. on 12 November 2004) will be entitled, subject to completion of the Acquisition, to receive from Abbey a special cash dividend of 25 pence together with 6 pence for dividend differential, totalling 31 pence for each Abbey Share then held.

(1)	On 26 July 2004, Abbey and Banco Santander announced that they had reached agreement on the terms of a recommended acquisition of Abbey by Banco Santander. In that announcement it was stated that, under the Scheme, Abbey would declare a special dividend of 25 pence together with 6 pence for dividend differential per Abbey Share payable to Abbey Shareholders on the register of members three business days prior to the Effective Date. Following the 26 July 2004 announcement, Abbey and Banco Santander have agreed (with the consent of the Panel) that, to assist holders of options under the Abbey Share Schemes in exercising their options, for logistical reasons and for market certainty the record date for the special dividend of 25 pence together with 6 pence for dividend differential shall be changed to 4.30 p.m. on the Effective Date.

PART 2:  LETTER FROM THE CHAIRMAN OF ABBEY NATIONAL PLC

The 6 pence for dividend differential is subject to adjustment as described in Section 2(b) of Part 3 (Explanatory Statement) of this document. This special dividend of 25 pence together with 6 pence for dividend differential (subject to any adjustment) is expected to be paid by Abbey on 14 December 2004 in accordance with existing arrangements for dividend payments (except that no scrip dividend election will be available).

The 6 pence for dividend differential is intended to compensate Abbey Shareholders in respect of 2004 only for the fact that, historically, Banco Santander’s dividends have been lower than Abbey’s dividends.(2)

The terms of the Acquisition are based on the equity market capitalisation of the two companies over the three months prior to 23 July 2004. Based on the average closing market price for a Banco Santander Share on the Bolsas de Valores of €8.70 and the average closing mid-market price for an Abbey Share on the London Stock Exchange of 469 pence, in each case over the three month period up to and including 22 July 2004 (the date prior to commencement of the offer period), and an exchange rate of €1.5054:£1, the terms of the Acquisition (taking into account the special dividend of 25 pence but excluding the 6 pence for dividend differential) represent a premium of approximately 28.4 per cent. and value each Abbey Share at 603 pence (609 pence taking into account the 6 pence for dividend differential), and the entire issued ordinary share capital of Abbey at approximately £8.9 billion.

Based on the closing market price for a Banco Santander Share on the Bolsas de Valores on 22 July 2004 (the date prior to commencement of the offer period) and an exchange rate of €1.5054:£1, the terms of the Acquisition (taking into account the special dividend of 25 pence but excluding the 6 pence for dividend differential) represent a premium of approximately 17.4 per cent. and value each Abbey Share at 579 pence (585 pence taking into account the 6 pence for dividend differential) and the entire issued ordinary share capital of Abbey at approximately £8.6 billion.

On the basis of the closing market price for a Banco Santander Share on the Bolsas de Valores on 3 September 2004 (the latest practicable date prior to the posting of this document) and exchange rates of €1.4734:£1 and €1:$1.2054, respectively, the terms of the Acquisition (taking into account the special dividend of 25 pence but excluding the 6 pence for dividend differential) imply a value on 3 September 2004 for each Abbey Share of 587 pence and for each Abbey ADS of $20.85 and value the fully diluted share capital of Abbey at approximately £8.8 billion. These terms represent a premium of approximately 19.1 per cent. to the closing mid-market price of an Abbey Share of 493 pence on 22 July 2004, (the last trading day prior to the announcement by Abbey that it had received an approach which might or might not lead to an offer) and a premium of approximately 25.1 per cent. on the basis of the average closing mid-market price of an Abbey Share of 469 pence for the three month period up to and including 22 July 2004. If the Acquisition had become effective on 3 September 2004, 1,476,917,017 New Banco Santander Shares (1,491,854,223 on a diluted basis) would have been delivered under the Acquisition, representing approximately 23.6 per cent. of the issued share capital of Banco Santander as enlarged by the Acquisition.

The sterling amount realisable upon the sale of a New Banco Santander Security at the time it is delivered to a holder of Abbey Securities (or at any subsequent time) will depend upon both the market price of a Banco Santander Share and/or Banco Santander ADS and the relevant exchange rate at that time.

In the event of a Banco Santander Share Capital Change after 26 July 2004 but before the Effective Date, such adjustments shall be made to the Exchange Ratio as Goldman Sachs, JPMorgan, Merrill Lynch and Morgan Stanley agree are fair and reasonable (and the Court may approve) such that the Exchange Ratio is what it would have been had the relevant Banco Santander Share Capital Change occurred immediately prior to the release of the 26 July 2004 announcement of the Acquisition.

The New Banco Santander Shares issued and delivered under the Acquisition will rank pari passu in all respects with the existing Banco Santander Shares and will be entitled to all dividends and other distributions declared or paid by Banco Santander by reference to a record date on or after the Effective Date but not otherwise. Assuming the Effective Date is, as expected, 12 November 2004, it is expected that the first dividend to which holders of Abbey Shares who receive and retain New Banco Santander Shares would be entitled will have a record date of 31 January 2005 and will be paid by Banco Santander on 1 February 2005.

Banco Santander generally pays dividends quarterly in euro. However, holders of Abbey Shares who receive and retain Banco Santander CDIs through CREST will, for so long as CREST continues to provide such service, be able, if they so wish, to receive any amounts in respect of dividends paid on their New Banco Santander Shares in sterling. Holders of Abbey Shares who receive and retain Banco Santander CDIs which are held by a corporate nominee on their behalf pursuant to the arrangement

(2)	This statement as to dividend differential is not intended to mean that Abbey’s future earnings per share or dividends per share will necessarily exceed or match those of any prior year.

PART 2:  LETTER FROM THE CHAIRMAN OF ABBEY NATIONAL PLC

described in Section 9(b)(ii) of Part 3 (Explanatory Statement) of this document will, for so long as such arrangement remains in place and CREST continues to provide the appropriate service, receive any amounts in respect of dividends paid on their New Banco Santander Shares in sterling. Further details of the availability of sterling dividends can be found in Section 6 of this Part 2.

With effect from 4.30 p.m. on the Effective Date, Abbey Securities will cease to trade on any stock exchange.

The New Banco Santander Shares will be issued on the Effective Date. Admission to listing on the Bolsas de Valores will take place on the following business day, effective at the close of market (5.35 p.m. Spanish time) on that day. Trades can take place on that day after 5.35 p.m. (Spanish time) subject to applicable regulations. Dealings in New Banco Santander Shares are expected to commence on the market of the Bolsas de Valores on the second business day following the Effective Date. During the period from the Effective Date until the date on which dealings in the New Banco Santander Shares on the market of the Bolsas de Valores commence, the New Banco Santander Shares will not be listed, nor can they be traded, on any other stock exchange.

The closing market price of a Banco Santander Share can be found (amongst other places) on Banco Santander’s website (www.gruposantander.com).

Applications will also be made for the New Banco Santander Shares to be listed on the Milan, Lisbon and Buenos Aires Stock Exchanges and on the NYSE (through New Banco Santander ADSs).

The New Banco Santander Shares will not be admitted to the Official List or to trading on the London Stock Exchange on the Effective Date. However, as set out in Section 8 of Part 4 (Information on Banco Santander) of this document, Banco Santander will make an application for Banco Santander Shares, including the New Banco Santander Shares, to be admitted to the Official List and to trading on London Stock Exchange’s market for listed securities as soon as practicable after the Effective Date. Banco Santander currently expects such a listing to be obtained in the first half of 2005.

Further information on Banco Santander is set out in Part 4 (Information on Banco Santander) of this document. Further details of the Acquisition and the Scheme can be found in Part 3 (Explanatory Statement) of this document.

3.     Current trading

In its unaudited interim financial results for the 6 months ended 30 June 2004, Abbey reported personal financial services trading profit before tax of £468 million (6 months ended 30 June 2003: £588 million), Abbey Group profit before tax of £350 million (6 months ended 30 June 2003: loss of £144 million) and an Equity Tier 1 ratio of 7.5% (December 2003: 6.9%) and a Tier 1 ratio of 10.9% (December 2003: 10.1%).

4.     Reasons for recommendation of the Acquisition

Since 2002, Abbey has made significant progress toward re-engineering its operations and strengthening its position as one of the largest personal financial services (PFS) providers in the UK. Abbey believes that Banco Santander can provide key resources and know-how to accelerate implementation of Abbey’s PFS strategy whilst simultaneously reducing execution risk. As well as helping to secure Abbey’s long term future, the Abbey Board believes that the scale and combined expertise of the Enlarged Banco Santander Group can position Abbey to compete effectively by offering improved products and services to its customers.

The Abbey Board believes that Banco Santander possesses capabilities which could allow Abbey to enhance and deepen relationships further with its customers through the provision of more products. The Abbey Board considers that Banco Santander’s consumer finance systems and marketing strategies could be utilised to grow Abbey’s personal unsecured lending business. Banco Santander believes that there is also potential to improve the sale of insurance-based investments and pensions and increase the penetration of general insurance and protection products by the application of Banco Santander’s cross-selling skills to Abbey’s mortgage customer base and branch network.

The two groups’ shared commitment to consumers is expected to bring tangible benefits to Abbey’s customers through improvements in Abbey’s customer offering and implementation of technology-based efficiency programmes. Banco Santander has informed Abbey that it intends not only to accelerate and supplement existing Abbey projects, but also to embark on specific initiatives that it has already successfully executed in other countries. An example is Banco Santander’s operating philosophy in respect of the core banking system which is to invest in customer facing areas whilst extracting maximum efficiency from running the back office.

Following the completion of the Acquisition, Abbey Shareholders will have the opportunity, through holding New Banco Santander Securities, to own a significant proportion of the enlarged issued share

PART 2:  LETTER FROM THE CHAIRMAN OF ABBEY NATIONAL PLC

capital of Banco Santander and, to the extent achieved, benefit from the continued turnaround of Abbey’s business as well as the realisation of expected synergies.

Through holding New Banco Santander Shares, Abbey Shareholders will also have the opportunity to own a substantial interest in what would have been, as at 22 July 2004 the tenth largest bank in the world and the fourth largest bank in Europe in terms of equity market capitalisation. The Enlarged Banco Santander Group will be focused on retail banking (which it is expected will comprise approximately 85 per cent. of combined revenues(1)) and have a well diversified and balanced earnings mix coming from high growth and mature, stable economies. It is expected that 47 per cent. of the Enlarged Banco Santander Group’s earnings will be from the euro zone, 21 per cent. from the UK and 31 per cent. from Latin America and over 90 per cent. of the combined loan portfolio will be in countries rated “AA” or better(2). It is also expected that the Enlarged Banco Santander Group will be able to reduce its overall cost of capital through an improved global balanced business mix and benefits of scale.

The terms of the Acquisition were evaluated by the Abbey Board having regard to a number of factors, including the opportunity for Abbey Shareholders to participate in the potential value creation of the Enlarged Banco Santander Group, the relative market valuations of the two companies in the months leading up to announcement of the Acquisition, the premium for Abbey Shareholders implied by the terms of the Acquisition, research analysts’ valuations and price targets for the two companies, and multiples of current earnings, market estimates of future earnings and of reported book values for each company relative to peers and, in the case of Abbey, relative to UK precedent transactions in the banking sector. The Abbey Board also considered the terms of the Acquisition in the context of the timing and risks attached to potential future earnings scenarios for Abbey, as well as the potential impact of the Acquisition and the Banco Santander Repurchase Programme (a description of which is set out in Section 17(b) of Part 3 (Explanatory Statement) of this document) on the price of Banco Santander Shares.

5.     Action to be taken

You will find enclosed with this document:

If you are a registered holder of Abbey Shares

•	a separate letter from me including a question and answer section to explain certain features of the Acquisition and the Scheme;

•	a blue Form of Proxy for use in respect of the Court Meeting; and

•	a pink Form of Proxy for use in respect of the Abbey EGM.

If you are a registered holder of Abbey ADSs

•	a white ADS Voting Instruction Card for use in respect of the Court Meeting and Abbey EGM.

It is particularly important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of Abbey Shareholder opinion. You are therefore strongly urged to return your Forms of Proxy or your ADS Voting Instruction Card (as appropriate), as soon as possible and in any event by the dates set out below. The completion and return of a Form of Proxy will not prevent you from attending and voting in person at the Court Meeting or Abbey EGM, or any adjournment thereof, if you so wish.

(i)   Abbey Shares

If you are a registered holder of Abbey Shares, whether or not you intend to attend the Court Meeting and the Abbey EGM, please complete and sign both Forms of Proxy in accordance with the instructions printed thereon and return them either by post or by hand to, in the case of the blue Form of Proxy for use at the Court Meeting, Abbey Shareholder Services, The Causeway, Worthing, West Sussex, BN99 6AE, United Kingdom and, in the case of the pink Form of Proxy for use at the Abbey EGM, to Abbey Shareholder Services, The Causeway, Worthing, West Sussex, BN99 6SE, United Kingdom, in each case so as to be received as soon as possible and in any event at least 48 hours before the time fixed for the relevant meeting or any adjournment thereof. Forms of Proxy returned by fax will not be accepted.

(1)	Abbey Retail Banking includes only PFS revenues. The statement is based on the aggregation of the 2003 published audited figures.

(2)	The statement is based on the aggregation of the 2003 published audited figures.

PART 2:  LETTER FROM THE CHAIRMAN OF ABBEY NATIONAL PLC

If the blue Form of Proxy relating to the Court Meeting is not lodged by the relevant time, it may be handed to the Chairman of the Court Meeting at that meeting. However, in the case of the Abbey EGM, unless the pink Form of Proxy is lodged so as to be received by 11.10 a.m. on 12 October 2004 (or where the Abbey EGM is adjourned, at least 48 hours before the time fixed for the adjourned Abbey EGM) and in accordance with the instructions on the pink Form of Proxy, it will be invalid.

The completion and return of a Form of Proxy will not prevent you from attending and voting in person at the Court Meeting or Abbey EGM, or any adjournment thereof, if you so wish.

Please note that, in relation to the blue Form of Proxy for the Court Meeting, your proxy may vote or abstain as he or she thinks fit on any modifications to the Scheme or any other business that may properly come before the Court Meeting unless otherwise instructed by you. In relation to the pink Form of Proxy for the Abbey EGM, if you do not give a specific voting instruction on the resolution to be considered at the Abbey EGM by placing a mark in the appropriate box, your proxy will be free to vote or abstain in relation to the resolution as he or she thinks fit. Unless you specifically instruct otherwise, your proxy may also vote or abstain as he or she thinks fit on any other business (including any amendments to the resolution to be proposed at the Abbey EGM) which may properly come before the Abbey EGM.

If you have any questions relating to this document or the completion and return of the Forms of Proxy, please telephone our shareholder helpline on 0870 532 9430 (or, if you are calling from outside the United Kingdom, on +44 121 415 7188) between 8.30 a.m. and 8.00 p.m. (London time) Monday to Friday and between 9.00 a.m. and 1.00 p.m. (London time) on Saturdays, until 14 October 2004. The helpline cannot provide advice on the merits of the Scheme or the Acquisition or give any financial or tax advice.

(ii)   Abbey ADSs

If you are a registered holder of Abbey ADSs, you may instruct The Bank of New York, as the Abbey Depositary, how to vote the Abbey Shares underlying your Abbey ADSs at the Court Meeting and/or Abbey EGM. A white ADS Voting Instruction Card is enclosed for this purpose and must be completed, signed and returned in accordance with the instructions printed thereon to The Bank of New York, 101 Barclay Street, A Level, New York, New York, 10286, USA, ATTN: Proxy Department, so that it is received as soon as possible and in any event no later than 5.00 p.m. (New York time) on 7 October 2004. A reply-paid envelope (for use in the US only) is enclosed for this purpose. If you hold your Abbey ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Abbey ADSs if you wish to vote.

You may vote in person at the Court Meeting and/or the Abbey EGM if you become the registered holder of the Abbey Shares underlying your Abbey ADSs by arranging for the surrender of your Abbey ADSs in accordance with the terms and conditions of the Abbey Deposit Agreement.

If you would like further information on surrendering your Abbey ADSs or have any questions relating to this document or the completion and return of the ADS Voting Instruction Card, contact The Bank of New York on telephone number +1 800 507 9357 (or, if you are calling from outside the US, on telephone number +1 941 906 4753) between 8.00 a.m. and 6.00 p.m. (New York time) Monday to Friday, until 14 October 2004. The helpline cannot provide advice on the merits of the Scheme or the Acquisition or give any financial or tax advice.

6.     Receipt of Banco Santander dividends in sterling

Following completion of the Acquisition, Abbey Shareholders who held their Abbey Shares in uncertificated form, i.e. through CREST, (former Uncertificated Holders) will, for so long as the Banco Santander CDIs delivered to them are held in CREST and CREST continues to provide such service, be able, if they so wish, to have amounts in respect of dividends paid on New Banco Santander Shares in euro by Banco Santander converted into, and paid to them, in sterling, or any other CREST currency, if desired (without foreign exchange commission) by CREST Depository Limited.

Following completion of the Acquisition, Abbey Shareholders who held their Abbey Shares in certificated form (former Certificated Holders) and on whose behalf a corporate nominee holds Banco Santander CDIs pursuant to the arrangement described in Section 9(b)(ii) of Part 3 (Explanatory Statement) of this document will, for so long as such arrangement remains in place and CREST continues to provide the appropriate service, have amounts in respect of dividends paid on New Banco Santander Shares in euro by Banco Santander converted into, and paid to them in, sterling (without foreign exchange commission).

7.     Share dealing facility

Banco Santander has indicated to Abbey that it will arrange for a free share dealing facility to be provided to certain Abbey Shareholders who are resident in the UK and who receive an entitlement to New Banco Santander Shares as a result of the Acquisition to enable them to sell all (but not part

PART 2:  LETTER FROM THE CHAIRMAN OF ABBEY NATIONAL PLC

only) of such shares without incurring any charges (including any dealing charges, settlement charges or foreign exchange commission) and to receive the proceeds of sale in sterling. For details of persons who will be eligible to make use of the free share dealing facility, please see Section 11 of Part 3 (Explanatory Statement) of this document.

Further information concerning the free share dealing facility is set out in Section 11 of Part 3 (Explanatory Statement) of this document.

If you wish to receive further details regarding the free share dealing facility, and be sent a free share dealing facility documentation pack, you should mark an “X” in the relevant box on the enclosed pink Form of Proxy and return it to Abbey Shareholder Services in the manner set out in Section 5 of this Part 2. Documentation packs will only be despatched to Abbey Shareholders who may be eligible to make use of the free share dealing facility and have a registered address in the UK.

8.     Inducement fee arrangements

Banco Santander and Abbey have entered into an inducement fee letter under which Abbey has agreed to pay Banco Santander an inducement fee of £81.7 million if following 26 July 2004 but prior to the Scheme becoming effective or the Acquisition lapsing or being withdrawn either:

(i)	the directors of Abbey withdraw or adversely modify or qualify their recommendation in respect of the Scheme at a time when they are considering a competing offer from a third party, and within one month, the directors recommend, or indicate an intention to recommend, a competing offer; or

(ii)	a competing offer is made by a third party for Abbey and such competing offer is subsequently successful.

In addition, Banco Santander and Abbey have given certain commitments to each other in relation to the satisfaction of Condition 2(a) (relating to regulatory decisions by the European Commission, the OFT and the Secretary of State for the Department of Trade and Industry) (as set out in Part 5 (Conditions to the Scheme and the Acquisition) of this document) within an agreed timeframe. Banco Santander has agreed to pay Abbey a fee of £81.7 million if, following 26 July 2004, the Scheme fails to become effective as a result of Condition 2(a) being invoked or not being satisfied as a result of Banco Santander breaching those commitments. The fee will not be payable if Abbey is in breach of its commitments.

9.     Executive directors and employees

To help ensure stability through the regulatory process and provide continuity until such time as Banco Santander’s strategy for Abbey is fully evolved, it is expected that Abbey’s executive directors will stay with Abbey, with the exception of Stephen Hester who is leaving Abbey for reasons not connected with the Acquisition, to take up a position with another company. Luqman Arnold has agreed to stay on as Chief Executive of Abbey to see the Acquisition through to completion and to help ensure an orderly transition. He has agreed to remain with Abbey until June 2005 if required.

I will remain involved in the activities of Abbey as a member of Banco Santander’s International Advisory Board. Banco Santander also intends to establish a UK advisory council which I will chair.

It is intended that the non-executive directors will stand down from the Abbey Board in due course once the Acquisition has been completed but no decisions have yet been taken.

The Board of Santander has indicated that it believes that the prospects for employees of Abbey generally will be enhanced as a result of the strengthened market position and growth prospects of the Abbey Group following completion of the Acquisition. However, in order to implement Banco Santander’s plans for Abbey and achieve the run-rate cost savings of approximately €450 million which it expects to achieve in the third year following completion of the Acquisition, Banco Santander envisages a reduction in the overall number of jobs at Abbey in the order of 3,000. The rationalisation of jobs at Abbey is expected to take place over a period of three years. Banco Santander has indicated that it will make every effort to achieve this reduction through natural attrition, avoiding, where possible, compulsory redundancies. Representatives of Abbey’s recognised trade union will be consulted in relation to proposed redundancies.

Following completion of the Acquisition, the existing employment rights, including pension rights, of all management and employees of the Abbey Group will be fully safeguarded.

As a means of aligning the interests of Abbey employees and Banco Santander, each employee of the Abbey Group (whether full-time or part-time) will receive an award of 100 free Banco Santander Shares following completion of the Acquisition, subject to Banco Santander obtaining the necessary shareholder and legal and regulatory approvals. It is proposed to establish an Inland Revenue approved share incentive plan in order that the award of shares can be made in a tax efficient manner and Banco Santander will seek the necessary shareholder approvals for this at its general

PART 2:  LETTER FROM THE CHAIRMAN OF ABBEY NATIONAL PLC

shareholders meeting to be held in October 2004 to consider the Acquisition. Employees must be in employment on the date of the award to receive their 100 free shares. Banco Santander estimates that, based on the closing market price for a Banco Santander Share on the Bolsas de Valores on 3 September 2004 (the latest practicable day prior to the posting of this document), the provision of these free shares will cost approximately €21 million.

10.   Abbey Share Schemes

As a result of the Scheme, options and awards granted under the Abbey Share Schemes may be capable of exercise or release. Further information, including on the opportunity for holders of options granted under the Abbey Share Schemes to release their options in return for a cash payment from Banco Santander, can be found in Section 8 of Part 3 (Explanatory Statement) of this document. Details of how these options and awards will be affected by the Scheme can be found in Section 9 of Part 11 (Additional Information) of this document. Holders of options and awards granted under the Abbey Share Schemes will also receive separate documentation in due course explaining the effect of the Acquisition on their entitlements and the choices open to them.

Holders of options will not receive the special dividend of 25 pence or the 6 pence for dividend differential in respect of any Abbey Shares issued on the exercise of their options unless they are the registered holder of those Abbey Shares at the Dividend Record Time (which is expected to be 4.30 p.m. on 12 November 2004).

11.   Taxation

The taxation consequences of the Scheme will depend upon the jurisdiction in which you are resident for tax purposes. Summaries of the United Kingdom and Spanish tax consequences of the Scheme for Abbey Shareholders resident for tax purposes in the United Kingdom are set out in Sections 18 and 19, respectively, of Part 3 (Explanatory Statement) of this document. A summary of the United States and Spanish tax consequences of the Scheme for Abbey Shareholders resident for tax purposes in the United States is set out in Sections 20 and 21 of Part 3 (Explanatory Statement) of this document. If you are in any doubt as to your tax position you should consult an appropriate independent professional adviser.

12.   Overseas shareholders

Persons resident in, or citizens of, jurisdictions outside the United Kingdom should refer to Section 22 of Part 3 (Explanatory Statement) of this document which contains important information relevant to you.

13.   Other announcements

On 2 August 2004 HBOS plc announced, in response to press speculation, that it was in the preliminary stages of reviewing whether a combination with Abbey would be in the best interests of its stakeholders and that such review may, or may not, lead to an offer. As at 9 September 2004 (the latest practicable date to update this information prior to the posting of this document), no formal offer had been announced.

PART 2:  LETTER FROM THE CHAIRMAN OF ABBEY NATIONAL PLC

14.   Recommendation

The Abbey Board, which has been so advised by Morgan Stanley, considers the terms of the Acquisition to be fair and reasonable. In providing advice to the Abbey Board, Morgan Stanley has taken into account the commercial assessment of the Abbey Board.

The Abbey Board believes that the terms of the Acquisition (including the Scheme) are in the best interests of Abbey Shareholders as a whole and unanimously recommends that Abbey Shareholders vote in favour of the resolutions to be proposed at the Court Meeting and the Abbey EGM, as the Abbey Directors who hold Abbey Shares intend to do in respect of their own beneficial holdings which on 3 September 2004 amounted to 655,318 Abbey Shares, representing approximately 0.04 per cent. of the existing issued Abbey Shares.

Yours faithfully,

Lord Burns
Chairman
Abbey National plc

PART 3

EXPLANATORY STATEMENT

(in compliance with section 426 of the Companies Act)

Morgan Stanley & Co. Limited
25 Cabot Square
London
E14 4QA

Registered in England and Wales no. 2164628

17 September 2004

To Abbey Shareholders and holders of Abbey ADSs and, for information only, to holders of options and awards granted under the Abbey Share Schemes and holders of Abbey preference shares

Dear Abbey Shareholder,

Recommended acquisition by Banco Santander Central Hispano, S.A. of Abbey National plc

1.	Introduction

On Friday 23 July 2004, Abbey announced that it had received an approach which may or may not lead to an offer being made for Abbey. Subsequently on Monday 26 July 2004, Abbey and Banco Santander announced their agreement on the terms of a recommended acquisition by Banco Santander of Abbey.

Your attention is drawn to the letter from the Chairman of Abbey set out in Part 2 (Letter from the Chairman of Abbey) of this document which forms part of the Explanatory Statement and which contains, amongst other things, information on the reasons for the Acquisition and the unanimous recommendation by the Abbey Board to Abbey Shareholders to vote in favour of the resolutions to approve and implement the Acquisition to be proposed at the Court Meeting and the Abbey EGM. Your attention is also drawn to the information in the other Parts of this document, which also form part of the Explanatory Statement.

The Abbey Board has been advised by Morgan Stanley in connection with the Acquisition and the Scheme. We have been authorised by the Abbey Board to write to you on its behalf to explain the terms of the Acquisition and the Scheme and to provide you with other relevant information.

Statements made or referred to in this letter which refer to Banco Santander’s reasons for the Acquisition, to information concerning the business of the Banco Santander Group and to the intentions and expectations regarding the Banco Santander Group, reflect the views of the Banco Santander Board. Statements made or referred to in this letter which refer to the background to the recommendation of the Abbey Board, to information concerning the business of the Abbey Group and to expectations regarding Abbey, reflect the views of the Abbey Board.

On 2 August 2004 HBOS plc announced, in response to press speculation, that it was in the preliminary stages of reviewing whether a combination with Abbey would be in the best interests of its stakeholders and that such review may, or may not, lead to an offer. As at 9 September 2004 (the latest practicable date to update this information prior to the posting of this document), no formal offer had been announced.

2.	Summary of the terms of the Acquisition and the Scheme

The Acquisition is to be implemented by means of a scheme of arrangement between Abbey and its shareholders under section 425 of the Companies Act. The Acquisition will not be completed unless all the Conditions set out in Part 5 (Conditions to the Scheme and the Acquisition) of this document have been satisfied or, if permitted, waived by the close of business (London time) on 31 March 2005, or such later date as Abbey, Banco Santander and the Court may agree. The Conditions include the approval of the terms of the Scheme by the requisite majorities of the Abbey Shareholders at the Court Meeting and the Abbey EGM and the sanction of the Scheme and confirmation of the reduction of capital (which forms part of the Scheme) by the Court. The requisite majorities are described in Section 6 of this Part 3. The Conditions also include the approval of Banco Santander Shareholders to increase Banco Santander’s share capital in order to issue the New Banco Santander Shares (as further described in Section 12 of this Part 3). The full terms of the Scheme are set out in Part 13

PART 3:  EXPLANATORY STATEMENT

(The Scheme of Arrangement) of this document. Banco Santander has agreed to undertake to the Court to be bound by the terms of the Scheme.

(a)  Consideration

Under the terms of the Scheme and subject to the Conditions and the further terms set out in this document, Abbey Shareholders and holders of Abbey ADSs will be entitled to receive New Banco Santander Securities on the following basis:

•	for each Abbey Share, 1 New Banco Santander Share; and

•	for each Abbey ADS, 2 New Banco Santander ADSs.

In addition, Abbey Shareholders on the register of members of Abbey at the Dividend Record Time (expected to be 4.30 p.m. on 12 November 2004)(1) will be entitled, subject to completion of the Acquisition, to receive from Abbey a special cash dividend of 25 pence together with 6 pence for dividend differential, totalling 31 pence for each Abbey Share then held. The 6 pence for dividend differential is subject to adjustment if the Effective Date is (i) earlier than the record date for Banco Santander’s second interim dividend in respect of 2004 (expected to be 29 October 2004) or (ii) later than the record dates for the third or fourth interim dividend expected to be declared by Banco Santander in respect of 2004 (expected to be 31 January 2005 and 29 April 2005, respectively) as described in (b) below or for the record dates for any subsequent dividend declared by Banco Santander. This special dividend of 25 pence together with 6 pence for dividend differential (subject to any adjustment) is expected to be paid by Abbey on 14 December 2004 in accordance with existing arrangements for dividend payments (save that no scrip dividend election will be available).

The dividend differential of 6 pence is intended to compensate Abbey Shareholders in respect of 2004 only for the fact that, historically, Banco Santander’s dividends have been lower than Abbey’s dividends(2).

In the event of a Banco Santander Share Capital Change after 26 July 2004 but before the Effective Date, such adjustments shall be made to the Exchange Ratio as Goldman Sachs, JPMorgan, Merrill Lynch and Morgan Stanley agree are fair and reasonable (and the Court may approve) such that the amended Exchange Ratio is what the original Exchange Ratio would have been had the relevant Banco Santander Share Capital Change occurred immediately prior to the press release on 26 July 2004 by Abbey and Banco Santander of the announcement of the Acquisition.

Further details of the financial effects of the Acquisition for holders of Abbey Securities are set out in paragraph (c) below.

Based on the number of Abbey Shares in issue as at 3 September 2004 (the latest practicable date prior to posting of this document), 1,476,917,017 New Banco Santander Shares (1,491,854,223 on a diluted basis) would be delivered under the Acquisition, representing approximately 23.6 per cent. of the issued share capital of Banco Santander as enlarged by the Acquisition.

The New Banco Santander Shares to be issued and delivered as consideration under the Acquisition are described in Section 16 of this Part 3 and in Section 1 of Part 9 (Information on the Banco Santander Shares) of this document.

Further information on Banco Santander is set out in Part 4 (Information on Banco Santander) of this document.

(b)  Dividends

Banco Santander generally pays dividends quarterly. It is anticipated that the record date for the third and fourth interim dividends expected to be declared by Banco Santander in respect of 2004 will be after the Effective Date. In the event that the record date for either or both such payments or any subsequent dividend payments declared by Banco Santander falls prior to the Effective Date, then the special dividend of 25 pence together with 6 pence for dividend differential to be declared by Abbey will be increased by the gross amount of such dividend(s) to compensate the Abbey Shareholders

(1)	On 26 July 2004, Abbey and Banco Santander announced that they had reached agreement on the terms of a recommended acquisition of Abbey by Banco Santander. In that announcement it was stated that under the Scheme Abbey would declare a special dividend of 25 pence together with 6 pence for dividend differential per Abbey Share payable to Abbey Shareholders on the register of members three business days prior to the Effective Date. Following the 26 July 2004 announcement, Abbey and Banco Santander have agreed (with the consent of the Panel) that, to assist holders of options under the Abbey Share Schemes in exercising their options, for logistical reasons and for market certainty, the record date for the special dividend of 25 pence together with 6 pence for dividend differential shall be changed to 4.30 p.m. on the Effective Date.

(2)	This statement as to dividend differential is not intended to mean that Abbey’s future earnings per share or dividends per share will necessarily exceed or match those of any prior year.

PART 3:  EXPLANATORY STATEMENT

for the delay (but after deducting the amount of any dividend declared by Abbey after the date of this document the record date for which falls prior to the Effective Date other than the 25 pence special dividend together with the 6 pence for dividend differential (as adjusted) and the interim dividend announced by Abbey on 26 July 2004). In the unlikely event that the Effective Date is prior to the record date for Banco Santander’s second interim dividend in respect of 2004 (expected to be 29 October 2004), then the 6 pence for dividend differential announced on 26 July 2004 will be reduced by the gross amount of such dividend. In such event, if the gross amount of the second interim dividend in respect of 2004 declared by Banco Santander is 6 pence or more, the amount of the dividend differential will be reduced to zero, but the remaining 25 pence special dividend will be paid in full.(1)

The New Banco Santander Shares will be issued credited as fully paid, will be entitled to all dividends and other distributions declared or paid by Banco Santander by reference to a record date on or after the Effective Date and will otherwise rank pari passu in all respects with existing Banco Santander Shares.

Assuming the Effective Date is, as expected, 12 November 2004, it is anticipated that the first dividend to which Abbey Shareholders who receive and retain New Banco Santander Shares would be entitled will have a record date of 31 January 2005 and will be paid by Banco Santander on 1 February 2005. Banco Santander generally pays dividends quarterly in euro. However, holders of Abbey Shares who receive and retain Banco Santander CDIs in CREST will, for so long as CREST continues to provide such service be able, if they so wish, to receive any amounts in respect of dividends paid on their New Banco Santander Shares in sterling. Holders of Abbey Shares who receive and retain Banco Santander CDIs which are held by a corporate nominee on their behalf pursuant to the arrangement described in Section 9(b)(ii) of this Part 3 will, for so long as such arrangement remains in place and CREST continues to provide the appropriate service, receive any amounts in respect of dividends paid on their New Banco Santander Shares in sterling. Further details of the availability of sterling dividends can be found in Section 10 of this Part 3.

(1)	This statement as to the dividend differential is not intended to mean that Abbey’s future earnings per share or dividends per share will necessarily exceed or match those of any prior year.

(c)   Financial effects of the Acquisition

The following tables show, for illustrative purposes only and on the bases set out in the notes below them, the change in capital value and income for a holder of 1 Abbey Share, in the case of capital value, and 100 Abbey Shares, in the case of income, based on the consideration to which such holder would be entitled under the Acquisition had it completed, calculated on the basis of the closing mid-market price for an Abbey Share of 493 pence on 22 July 2004 (the date prior to the commencement of the offer period).

Capital value

	Based on the	Based on the
	closing	closing market
	market price	price of a
	of a Banco	Banco
	Santander	Santander
	Share on	Share on
	22 July	3 September
	2004	2004
	pence	pence
Market value of 1 Abbey Share	493	493

Market value of 1 New Banco Santander Share	554 (1)	562 (2)
Special dividend (excluding the 6 pence for dividend differential)	25	25

Increase (excluding the 6 pence for dividend differential) (Note 3)	579	587

This represents an increase (excluding the 6 pence for dividend differential) of	17%	19%
6 pence for dividend differential	6	6
Increase (including the 6 pence for dividend differential) (Note 3)	585	593

This represents an increase (including the 6 pence for dividend differential) of	19%	20%

Note:

(1)	Calculated on the basis of the closing market price on 22 July 2004 for a Banco Santander Share of €8.34 and using an exchange rate of €1.50545: £1.

(2)	Calculated on the basis of the closing market price on 3 September 2004 (the latest practicable day prior to posting of this document) and using an exchange rate of €1.4734: £1.

(3)	No account has been taken of taxation.

PART 3:  EXPLANATORY STATEMENT

Income

pence
Dividend income from 100 Abbey Shares (Note 1)	2,500
Dividend income (in sterling) from 100 New Banco Santander Shares (Note 2)	2,078
Gross income from special dividend of 25 pence together with the 6 pence for dividend differential (Note 3)	153

Decrease (Note 4)	269

This represents a decrease of	10.7%

Notes:

(1)	Dividend income from Abbey Shares is based on the aggregate cash dividends of 25 pence per Abbey Share paid in respect of the financial year ended 31 December 2003.

(2)	Dividend income from New Banco Santander Shares is based on the aggregate cash dividends of €30.29 per 100 Banco Santander Shares declared in respect of the financial year ended 31 December 2003 translated into sterling at the €/£ exchange rate on the date of each dividend payment.

(3)	The gross income from the special dividend of 25 pence together with the 6 pence for dividend differential has been calculated on the assumption that the special dividend of 25 pence together with the 6 pence for dividend differential is re-invested to yield 4.95 per cent. per annum, being the FT-Actuaries Fixed Interest average gross redemption yield for British Government medium coupon five to fifteen year securities as published in the Financial Times on 3 September 2004 (the latest practicable date prior to the posting of this document).

(4)	No account has been taken of taxation including the effect, if any, of Spanish withholding tax on a dividend paid in respect of New Banco Santander Shares (further details of which can be found in Section 19(b) of this Part 3) or of the different UK tax treatment which applies to the receipt of a dividend from a Spanish company and a dividend from a UK company or of the special dividend of 25 pence (together with 6 pence for dividend differential).

Between 1994 and 2003, the compound annual dividend growth in euro and Spanish pesetas for a Banco Santander Share was more than 10 per cent. per annum compared to approximately 4 per cent. per annum in sterling for an Abbey Share over the same period. This dividend growth combined with the share price appreciation over the same period means that Banco Santander Shareholders who bought shares at the end of 1994 and held them until the end of 2003, received an accumulated return of 377 per cent. This compares to an accumulated return for the FTSE 100 index of 94 per cent. over the same period.(1)

(1)	The foregoing statements as to historical performance are not intended to mean that Banco Santander’s or Abbey’s future performance will necessarily exceed or match that of any prior year.

3.     Effect of the Scheme on the interests of the Abbey Directors

The Abbey Directors have indicated to Banco Santander that they intend to vote in favour of the Scheme in respect of their own beneficial holdings of Abbey Shares. On 3 September 2004 (the latest practicable date prior to the posting of this document), the Abbey Directors held in aggregate 655,318 Abbey Shares (representing, in aggregate, approximately 0.04 per cent. of the issued ordinary share capital of Abbey). Further details of the interests of the Abbey Directors in the share capital of Abbey are set out in Section 6 of Part 11 (Additional Information) of this document.

When considering the recommendation of the Abbey Board, you should be aware that the Abbey Directors and members of Abbey’s senior management may have interests in the Acquisition that are different from, or in addition to, yours, as described below and in Sections 9 and 10 of Part 11 (Additional Information) of this document.

Certain Abbey Directors, in common with the other participants in the Abbey Share Schemes, will also be offered proposals (which will be subject to the Court sanction of the Scheme) in respect of their options and awards under such share schemes (see Section 9 of Part 11 (Additional Information) of this document).

To help ensure stability through the regulatory process and provide continuity until such time as Banco Santander’s strategy for Abbey is fully evolved, it is expected that Abbey’s executive directors will stay with Abbey, with the exception of Stephen Hester, who is leaving Abbey for reasons not connected with the Acquisition, to take up a position with another company. Luqman Arnold has agreed to stay on as Chief Executive of Abbey to see the Acquisition through to completion and to help ensure an orderly transition. Mr Arnold has agreed to remain with Abbey until June 2005 if required.

Following completion of the Acquisition, Lord Burns will remain involved in Abbey’s activities as a member of Banco Santander’s International Advisory Board. Banco Santander also intends to form a UK advisory council which Lord Burns will chair.

It is intended that the non-executive directors will stand down from the Abbey Board in due course once the Acquisition has been completed but no decisions have yet been taken.

PART 3:  EXPLANATORY STATEMENT

It is also intended that appropriate retention arrangements will be introduced for selected key employees of the Abbey Group with Banco Santander’s approval, conditional upon the Acquisition being completed. Where any executive directors are selected to participate in these arrangements they will become entitled if they remain in employment until 31 December 2005 to a retention payment of up to 75 per cent. of their basic annual current salary. If they leave employment before that date as a good leaver, for example due to death, ill health, redundancy etc., then they will become entitled to an appropriate pro rata payment.

Save as set out above and in Section 10 of Part 11 (Additional Information) of this document, there are currently no proposed changes to the service contracts and letters of appointment of any Abbey Directors and the total emoluments receivable by the Abbey Directors will not be varied as a consequence of the completion of the Acquisition.

The Abbey Directors may be subject to certain restrictions under US securities laws on the resale of the New Banco Santander Shares received by them pursuant to the Scheme by reason of their being deemed affiliates of Abbey and also, in the case of Lord Burns, if he is deemed to be an affiliate of Banco Santander following his appointment to the Banco Santander International Advisory Board. None of the Abbey Directors has committed to retain their New Banco Santander Shares. It is likely that, following the Effective Date, some Abbey Directors entitled to New Banco Santander Shares will sell some or all of the New Banco Santander Shares that they will receive under the Scheme.

Save as referred to above, the effect of the Scheme on the interests of each Abbey Director does not differ from its effect on the like interests of any other person.

4.     Information on Abbey

The Abbey National Building Society was formed following the merger of the Abbey Road Building Society and the National Building Society in 1944. In July 1989, Abbey became a public limited company and floated on the London Stock Exchange.

Abbey has two main business divisions, Personal Financial Services and the Portfolio Business Unit.

Abbey is a major financial services group in the UK, where it is the second largest provider of residential mortgages. As at 31 December 2003, Abbey had shareholders’ funds (including non-equity interests) of £5.3 billion and total assets of £177.0 billion. For the financial year ended 31 December 2003, Abbey Personal Financial Services reported trading profit before tax of £1.0 billion and the Group reported net attributable losses of £0.7 billion. Abbey employs more than 26,000 people and has 740 UK branches and 17.8 million customers.

Personal Financial Services includes the following business areas: Banking and Savings, Investment and Protection, General Insurance and Financial Markets.

Personal Financial Services

Banking and Savings

Abbey is the second largest provider of residential mortgages in the UK. Abbey also provides a wide range of retail savings accounts and offers a range of personal banking services including current accounts, unsecured loans and credit cards.

Investment and Protection

Abbey offers life and health protection, investment and pensions products primarily through its subsidiaries Abbey National Life, Scottish Mutual Assurance and Scottish Provident.

General Insurance

The range of non-life insurance products sold by Abbey includes buildings and contents insurance and payment and protection insurance.

Financial Markets

Abbey Financial Markets is responsible for the liquidity and capital management activities of the bank and it also incorporates Abbey’s financial products and short term markets businesses.

Portfolio Business Unit

Businesses that are not consistent with Abbey’s Personal Financial Services strategy are managed within the Portfolio Business Unit. Abbey’s intention is to reduce or exit these businesses whilst focusing on getting optimum value to ensure that returns for shareholders are maximised and risk is reduced in a timely manner. The Portfolio Business Unit currently consists of debt securities and corporate loan portfolios and leasing businesses; French operations; First National Motor Finance and Litigation Funding; and international life businesses, such as Scottish Mutual International. As

PART 3:  EXPLANATORY STATEMENT

announced on 4 August 2004, Abbey is in advanced discussions to sell its subsidiary Abbey National France, which represents the majority of the remaining assets of its French operations, to BNP Paribas. If this sale goes ahead, it would not include Abbey National France S.A.’s affinity lending (consumer credit) business.

Further information on the Abbey Group is set out in Part 6 (Financial Information on the Abbey Group), Part 8 (Unaudited Pro Forma Financial Information) and Part 11 (Additional Information) of this document.

5.     Structure of the Acquisition and the Scheme

(a)  The Scheme

The Acquisition is to be effected by means of a scheme of arrangement under section 425 of the Companies Act between Abbey and the Scheme Shareholders, the provisions of which are set out in full in Part 13 (The Scheme of Arrangement) of this document. The procedure involves an application by Abbey to the Court to sanction the Scheme and confirm the cancellation of all the Scheme Shares on terms that the reserve arising on cancellation of the Scheme Shares is applied in paying up the New Abbey Shares to be issued to Banco Santander with the result that Banco Santander will own the entire issued ordinary share capital of Abbey. In consideration for the cancellation of their Scheme Shares on terms that the reserve arising on such cancellation is applied in paying up the New Abbey Shares to be issued to Banco Santander, holders of the Scheme Shares who are on the register of members of Abbey at the Scheme Record Time will receive New Banco Santander Shares from Banco Santander credited as fully paid, on the basis described in Sections 2(a) and 9(b) of this Part 3.

The Acquisition will only complete if all of the Conditions, as further described in Section 15 of this Part 3 and in Part 5 (Conditions to the Scheme and the Acquisition) of this document, have been satisfied or, if permitted, waived.

(b)  Abbey Shareholder approvals

The Scheme requires the approval by Abbey Shareholders at both the Court Meeting and at the separate Abbey EGM, both of which will be held on 14 October 2004. The Court Meeting is being held at the direction of the Court to seek the approval of Abbey Shareholders to the Scheme. The Abbey EGM is being convened for the purposes described in Section 6(b) of this Part 3.

(c)   Subscription Agreement

The Abbey Board will appoint a person to execute a subscription agreement for the New Banco Santander Shares on behalf of the Scheme Shareholders immediately after the Scheme becomes effective. The Subscription Agreement, which will be in English and governed by Spanish law but subject to the jurisdiction of the English courts, will be in the form set out in Appendix A to this Part 3 (subject to any modifications agreed between the parties thereto prior to the First Court Hearing) and will provide that (i) Euroclear Nominees will subscribe for the New Banco Santander Shares on behalf of Scheme Shareholders; and (ii) Scheme Shareholders, Euroclear Nominees and Banco Santander agree that the cancellation of the Abbey Shares held by the Scheme Shareholders, on terms that the reserve arising on the cancellation of such shares is applied in paying up the New Abbey Shares to be issued to Banco Santander, will satisfy the consideration for the New Banco Santander Shares. The Subscription Agreement will also provide that Banco Santander will issue New Banco Santander Shares as soon as legally and practically possible after signing the Subscription Agreement.

(d)  Court Hearings

Two Court hearings will be required following the Court Meeting and the Abbey EGM. The First Court Hearing will be to sanction the Scheme, including the reduction of capital which forms part of the Scheme and the subsequent issue of New Abbey Shares arising on such reduction of capital and is expected to be held on 8 November 2004. The Second Court Hearing will be held to confirm the reduction of capital which forms part of the Scheme and is expected to be held on 11 November 2004.

The Scheme will become effective only upon the delivery of a copy of the First Court Order to the Registrar of Companies which is expected to take place on 9 November 2004. The Scheme will only be implemented and the Acquisition completed upon the delivery of a copy of the Second Court Order to and registration of it by, the Registrar of Companies. Delivery of the Second Court Order to, and the registration of it by, the Registrar of Companies is expected to take place on 12 November 2004. On completion of the Acquisition, the Scheme will be binding on all Abbey Shareholders, including any Abbey Shareholder who did not vote or who voted against the Scheme, such that Banco Santander will become the holder of the entire issued ordinary share capital of Abbey.

PART 3:  EXPLANATORY STATEMENT

All Abbey Shareholders are entitled to attend the First Court Hearing in person or through counsel to support or oppose the Scheme.

6.     The Court Meeting and the Abbey EGM

The Scheme requires the approval of Abbey Shareholders both at the Court Meeting and the separate Abbey EGM to be held at the same place and on the same date immediately or shortly after the Court Meeting. Only shareholders entered on the register of members of Abbey at the Voting Record Time will be entitled to attend and vote at the relevant meetings in respect of the number of Abbey Shares registered in their name at the relevant time.

Notices of both the Court Meeting and the Abbey EGM are set out in Part 14 (Notice of Court Meeting) and Part 15 (Notice of Extraordinary General Meeting), respectively, of this document.

(a)  Court Meeting

The Court Meeting has been convened at the direction of the Court for 11.00 a.m. on 14 October 2004 to enable the Abbey Shareholders to consider and, if thought fit, approve the Scheme. At the Court Meeting, voting will be by poll and each Abbey Shareholder present in person or by proxy will be entitled to one vote for each Abbey Share held. The approval required at the Court Meeting is that those voting in favour of the Scheme must:

(i)	represent a majority in number of those Abbey Shareholders present and voting in person or by proxy; and

(ii)	represent not less than three-fourths in value of the Abbey Shares held by those Abbey Shareholders present and voting in person or by proxy.

Due to the length of time anticipated to be required to calculate the result of the poll, the result of voting may not be announced at the Court Meeting. In such circumstances, the result of voting at the Court Meeting will be publicly announced via a Regulatory Information Service as soon as is practicable after it is known.

(b)  Abbey EGM

The Abbey EGM has been convened for 11.10 a.m. on 14 October 2004, or as soon thereafter as the Court Meeting shall have been concluded or adjourned, to enable Abbey Shareholders to consider and, if thought fit, approve a special resolution to implement the Scheme by:

(i)	approving the Scheme;

(ii)	approving a reduction in Abbey’s share capital and the subsequent issue of new Abbey Shares by Abbey to Banco Santander in accordance with the Scheme; and

(iii)	amending the Articles of Association of Abbey for the purpose described below.

If passed by the requisite majority, the special resolution will amend the Articles of Association of Abbey to ensure that any Abbey Shares issued or transferred under the Abbey Share Schemes or otherwise after the Abbey EGM and before the Scheme Record Time will be subject to the Scheme. The amendment will also ensure that any Abbey Shares issued to any person (other than a member of the Banco Santander Group) after the Scheme Record Time will be automatically transferred to Banco Santander in consideration of the delivery of Banco Santander Shares by Banco Santander on a basis which reflects the terms of the Acquisition excluding the payment of the special dividend of 25 pence together with the 6 pence for dividend differential except that in such circumstances the Banco Santander Shares delivered will be existing Banco Santander Shares, which were previously held in treasury by Banco Santander. These amendments are designed to avoid any person (other than a member of the Banco Santander Group which beneficially owns Abbey Shares) being left holding Abbey Shares. The proposed changes to Abbey’s Articles of Association are set out in Part 15 (Notice of the Extraordinary General Meeting) of this document.

The approval required at the Abbey EGM is not less than three-fourths of the votes cast. Voting will be on a poll instead of by a show of hands and those present in person or by proxy will be entitled to one vote for each Abbey Share held by them. Voting on a poll will allow shareholders who are not able to come to the Abbey EGM, but who have appointed proxies, to have their votes taken into account.

Due to the length of time anticipated to be required to calculate the result of the poll, the result of voting may not be announced at the Abbey EGM. In such circumstances, the result of voting at the Abbey EGM will be publicly announced via a Regulatory Information Service as soon as is practicable after it is known.

PART 3:  EXPLANATORY STATEMENT

7.     Action to be taken

You will find enclosed with this document:

If you are a registered holder of Abbey Shares

•	a separate letter from the Chairman of Abbey including a question and answer section to explain certain features of the Acquisition and the Scheme;

•	a blue Form of Proxy for use in respect of the Court Meeting; and

•	a pink Form of Proxy for use in respect of the Abbey EGM.

If you are a registered holder of Abbey ADSs

•	a white ADS Voting Instruction Card for use in respect of the Court Meeting and Abbey EGM.

It is particularly important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of Abbey Shareholder opinion. You are therefore strongly urged to return your Forms of Proxy or your ADS Voting Instruction Card (as appropriate) as soon as possible and, in any event, by the dates set out below.

(a)  Abbey Shares

If you are a registered holder of Abbey Shares, whether or not you intend to attend these meetings, please complete and sign both Forms of Proxy in accordance with the instructions printed thereon and return them either by post or by hand to, in the case of the blue Form of Proxy for use at the Court Meeting, Abbey Shareholder Services, The Causeway, Worthing, West Sussex, BN99 6AE, United Kingdom and, in the case of the pink Form of Proxy for use at the Abbey EGM, to Abbey Shareholder Services, The Causeway, Worthing, West Sussex, BN99 6SE, United Kingdom, in each case so as to be received as soon as possible and in any event at least 48 hours before the time fixed for the relevant meeting or any adjournment thereof. Forms of Proxy returned by fax will not be accepted.

If the blue Form of Proxy relating to the Court Meeting is not lodged by the relevant time, it may be handed to the Chairman of the Court Meeting at that meeting. However, in the case of the Abbey EGM, unless the pink Form of Proxy is lodged so as to be received by 11.10 a.m. on 12 October 2004 (or where the Abbey EGM is adjourned, at least 48 hours before the time fixed for the adjourned Abbey EGM) and in accordance with the instructions on the pink Form of Proxy, it will be invalid.

The completion and return of a Form of Proxy will not prevent you from attending and voting in person at the Court Meeting or Abbey EGM, or any adjournment thereof, if you so wish.

Please note that, in relation to the blue Form of Proxy for the Court Meeting, your proxy may vote or abstain as he or she thinks fit on any modifications to the Scheme or any other business that may properly come before the Court Meeting unless otherwise instructed. In relation to the pink Form of Proxy for the Abbey EGM, if you do not give a specific voting instruction on the resolution to be considered at the Abbey EGM by placing a mark in the appropriate box, your proxy will be free to vote or abstain in relation to the resolution as he or she thinks fit. Unless you specifically instruct otherwise, your proxy may also vote or abstain as he or she thinks fit on any other business (including any amendments to the resolution to be proposed at the Abbey EGM) which may properly come before the Abbey EGM.

If you have any questions relating to this document or the completion and return of the Forms of Proxy, please telephone our shareholder helpline on 0870 532 9430 (or, if you are calling from outside the United Kingdom, on +44 121 415 7188) between 8.30 a.m. and 8.00 p.m. (London time) Monday to Friday, and between 9.00 a.m. and 1.00 p.m. (London time) on Saturdays, until 14 October 2004. The helpline cannot provide advice on the merits of the Scheme or the Acquisition or give any financial or tax advice.

(b)	Abbey ADSs

If you are a registered holder of Abbey ADSs, you may instruct The Bank of New York, as the Abbey Depositary, how to vote the Abbey Shares underlying your Abbey ADSs at the Court Meeting and/or Abbey EGM. A white ADS Voting Instruction Card is enclosed for this purpose and must be completed, signed and returned in accordance with the instructions printed thereon to The Bank of New York, 101 Barclay Street, A Level, New York, New York, 10286, USA, ATTN: Proxy Department, so that it is received as soon as possible and in any event no later than 5.00 p.m. (New York time) on 7 October 2004. A reply-paid envelope (for use in the US only) is enclosed for this purpose. If you hold your Abbey ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Abbey ADSs if you wish to vote.

PART 3:  EXPLANATORY STATEMENT

You may vote in person at the Court Meeting and/or the Abbey EGM if you become the registered holder of the Abbey Shares underlying your Abbey ADSs before the Voting Record Time by arranging for the surrender of your Abbey ADSs in accordance with the terms and conditions of the Abbey Deposit Agreement.

If you would like further information on surrendering your Abbey ADSs for Abbey Shares or have any questions relating to this document or the completion and return of the ADS Voting Instruction Card, contact The Bank of New York on telephone number +1 800 507 9357 (or, if you are calling from outside the US, on telephone number +1 941 906 4753) between 8.00 a.m. and 6.00 p.m. (New York time) Monday to Friday, until 14 October 2004. The helpline cannot provide advice on the merits of the Scheme or the Acquisition or give any financial or tax advice.

8.	Abbey Share Schemes

The terms of the Scheme, if approved by Abbey Shareholders and the Court, will bind all Abbey Shareholders (including holders of Abbey Shares issued or transferred before the Scheme Record Time upon the exercise of share options or vesting of share awards granted under the Abbey Share Schemes).

The implications of the Scheme for share options and share awards granted and outstanding under the Abbey Share Schemes are summarised in Section 9 of Part 11 (Additional Information) of this document. Participants in each of the Abbey Share Schemes will be notified separately of the impact of the Scheme on them.

Following the Scheme becoming effective, no further grants of share options or share awards will be made under the Abbey Share Schemes.

As the Scheme will apply only to Abbey Shares in issue at the Scheme Record Time, it is proposed to amend the Articles of Association of Abbey at the Abbey EGM to provide that, if the Acquisition completes, any Abbey Shares issued or transferred after the Scheme Record Time will be automatically transferred to Banco Santander in exchange for the delivery of Banco Santander Shares by Banco Santander on a basis which reflects the terms of the Acquisition excluding the payment of the special dividend of 25 pence together with the 6 pence for dividend differential except that in such circumstances the Banco Santander Shares delivered will be existing Banco Santander Shares, which were previously held in treasury by Banco Santander. Consequently, participants in the Abbey Share Schemes who validly exercise any share options or share awards after the Scheme Record Time will receive Banco Santander Shares from Banco Santander in the same ratio as under the Scheme.

Holders of options will not receive the special dividend of 25 pence or the 6 pence for dividend differential in respect of any Abbey Shares issued on the exercise of their options unless they are the registered holder of those Abbey Shares at the Dividend Record Time (which is expected to be 4.30 p.m. on 12 November 2004).

As an alternative to exercising their options, holders of share options and share awards granted under the Abbey Share Schemes will be given the opportunity to release their share options or share awards in return for a cash payment from Banco Santander. This payment will be an amount equal to the amount by which (i) the lesser of £6 and the average of the closing market price for a Banco Santander Share for the three dealing days commencing with the day on which the Court sanctions the Scheme (calculated using an average exchange rate) multiplied by the number of New Banco Santander Shares that would have been delivered to him or her pursuant to the terms of the Acquisition in respect of the Abbey Shares to which the holder of options would be entitled upon exercise of his or her options (to the fullest extent permitted at that time under the terms of the relevant share scheme but based for the Sharesave Schemes on savings to 29 October 2004) plus a cash amount per such Abbey Share equal to the special dividend and the 6 pence for dividend differential exceeds (ii) the aggregate option exercise price for such Abbey Shares. To the extent that the cash payment is in respect of releasing an option or award over Abbey Shares held in employee trusts, it is proposed the trustee of those trusts will meet the cost of such payment. Banco Santander has estimated the maximum cost of the payment it may make as being £58.8 million.

In addition, subject to Banco Santander obtaining the necessary approvals of its shareholders (which Banco Santander will seek at the Banco Santander General Shareholders Meeting to be held in October 2004 in connection with the Acquisition) holders of options granted under the Sharesave Schemes, and, provided that the exercise price is less than 622 pence per Abbey Share, holders of options granted under the Executive Share Option Schemes, the Employee Share Option Scheme and the Performance Share Plan, will be given the opportunity to release their share options in return for the grant of a new equivalent option over Banco Santander Shares on terms agreed (where appropriate) with the Inland Revenue.

Participants in the Abbey Share Schemes will shortly be sent full details of the actions they can take in respect of their outstanding options and awards.

PART 3:  EXPLANATORY STATEMENT

9.	Listings, dealings and settlement

The New Banco Santander Shares will be issued on the Effective Date. Admission to listing on the Bolsas de Valores will take place on the following business day effective at the close of market (5.35 p.m. (Spanish time)) on that day. Trades can take place on that day after 5.35 p.m. (Spanish time) subject to applicable regulations. Dealings in the New Banco Santander Shares are expected to commence on the market of the Bolsas de Valores on the second business day following the Effective Date. During the period from the Effective Date until the date on which dealings in the New Banco Santander Shares on the market of the Bolsas de Valores commence the New Banco Santander Shares will not be listed, nor can they be traded, on any other stock exchange.

Applications will also be made for the New Banco Santander Shares to be listed on the Milan, Lisbon and Buenos Aires Stock Exchanges and on the NYSE (through New Banco Santander ADSs).

The New Banco Santander Shares will not be admitted to the Official List or trading on the London Stock Exchange on the Effective Date. As set out in Section 8 of Part 4 (Information on Banco Santander) of this document, Banco Santander will, however, make an application for Banco Santander Shares, including the New Banco Santander Shares, to be admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities as soon as practicable after the Effective Date. Banco Santander currently expects such a listing to be obtained in the first half of 2005.

Dealings in Abbey Securities will be suspended with effect from 4.30 p.m. on the Effective Date. The existing listing of Abbey Shares on the Official List and their admission to trading on the London Stock Exchange’s market for listed securities will be cancelled with effect from 4.30 p.m. on the Effective Date.

(a)	Issue of CREST Depository Interests (“CDIs”) representing entitlements to Banco Santander Shares

CDIs represent entitlements to underlying non-UK shares. Accordingly, Banco Santander CDIs will represent entitlements to Banco Santander Shares. Therefore, though Euroclear Nominees will be the registered holder of the New Banco Santander Shares (as explained below), holders of the Banco Santander CDIs will be entitled to the ownership of those underlying New Banco Santander Shares and, as explained further below, may decide instead to hold their Banco Santander Shares with a depository financial institution which is a participant in Iberclear.

Banco Santander, in common with all Spanish listed companies, does not issue share certificates to individual shareholders. Instead, Banco Santander Shares are held in dematerialised form represented by book entries. Banco Santander Shares are registered with Iberclear (the Spanish clearance and settlement system). Iberclear’s registry is constituted from the accounts that financial institutions that are participants in Iberclear hold with Iberclear. Participants in Iberclear, in turn, hold accounts in the name of the shareholder or through the shareholder’s accredited financial intermediary.

Trades in the New Banco Santander Shares, being Spanish securities, will not be capable of being settled within the usual UK settlement systems. In addition, opening a shareholding account with a depository financial institution which is a participant in Iberclear and trading the New Banco Santander Shares through Iberclear may involve a number of unfamiliar formalities for certain UK and other investors.

Therefore, in order to facilitate trading of the New Banco Santander Shares in the UK, Banco Santander intends that the New Banco Santander Shares will initially be delivered, held and settled in CREST by means of the CREST International Settlement Links Service, and in particular through CRESTCo’s relationship with Euroclear and Euroclear’s link with Iberclear. Euroclear’s link operates via the services of Santander Central Hispano Investment, S.A., which acts as a participant in Iberclear, through which Euroclear (through Euroclear Nominees) may hold Banco Santander Shares for investors.

Under the CREST International Settlement Links Services, CREST Depository Limited, a subsidiary of CRESTCo, issues dematerialised depository interests representing entitlements to non-UK securities such as New Banco Santander Shares, known as CREST Depository Interests or CDIs. CDIs may be held, transferred and settled solely within CREST, but CDI holders, in cancelling their CDIs are able to deliver their underlying shares to a participant in the relevant settlement system. Banco Santander CDI holders will not be the registered holders of the New Banco Santander Shares to which they are entitled as a result of the implementation of the Scheme. The registered holder of such shares will be Euroclear Nominees. However, their ownership of Banco Santander CDIs will represent their entitlement to such New Banco Santander Shares.

On the Effective Date the New Banco Santander Shares will be issued to Euroclear Nominees, which will be the registered holder of such shares, for the benefit of the Scheme Shareholders. Euroclear Nominees will hold the New Banco Santander Shares in Iberclear via an account with Santander

PART 3:  EXPLANATORY STATEMENT

Central Hispano Investment, S.A. Shortly following the Effective Date, Euroclear Nominees will, at the direction of the Abbey Depositary, direct Santander Central Hispano Investment, S.A. that the Banco Santander ADS Depositary be registered with Santander Central Hispano Investment, S.A. as the holder of the number of New Banco Santander Shares to which the Abbey Depositary is entitled under the Scheme in order for the Banco Santander ADS Depositary to issue such number of New Banco Santander ADSs to which holders of Abbey ADSs are entitled. The interest in the remaining New Banco Santander Shares issued to Euroclear Nominees on the Effective Date will be held by Euroclear Nominees on trust for Euroclear, which will credit that interest for the account of CREST Depository Limited’s nominee, CREST International Nominees (Belgium) Limited, in Euroclear. Shortly following the Effective Date, CREST Depository Limited will issue Banco Santander CDIs in CREST to the Receiving Agent, who will thereupon distribute through CREST the Banco Santander CDIs to or for the benefit of Abbey Shareholders as described in Sections 9(b)(i) and (ii) below.

Following distribution of the Banco Santander CDIs as set out in the preceding paragraph, holders of the Banco Santander CDIs will, at their option, be able to effect the cancellation of their Banco Santander CDIs in CREST for their underlying New Banco Santander Shares (upon sending an instruction to CREST to that effect (via the corporate nominee in the case of holders of Banco Santander CDIs holding through the corporate nominee facility described in Section 9(b)(ii) below)) and will be entitled to arrange for the transfer of their New Banco Santander Shares (as represented by their holding of Banco Santander CDIs) into a shareholding account with a depository financial institution which is a participant in Iberclear. Certain transfer fees will be payable by a holder of Banco Santander CDIs (including those holding through the corporate nominee facility described in Section 9(b)(ii)) who makes such a transfer. However, Banco Santander has indicated to Abbey that any former Certificated Holder who is issued with Banco Santander CDIs pursuant to the Scheme will not be charged any such transfer fees for the first such transfer, provided such transfer is effected within 6 weeks of the Effective Date.

The terms and conditions upon which CDIs are issued and held in CREST are set out in the deed poll executed by CREST Depository Limited governing CDIs and other related documents in the CREST International Manual.

The arrangements referred to in Section 9(c) below will include the terms and conditions upon which Banco Santander CDIs will be held in CREST by a corporate nominee, expected to be Lloyds TSB Registrars Corporate Nominee Limited. These terms and conditions will be sent to all former Certificated Holders together with the statement of entitlement referred to in Section 9(b)(ii) below.

A custody fee, as determined by CREST from time to time, is charged at user level for the use of CDIs. Banco Santander has indicated to Abbey that Banco Santander will procure that this fee will not be charged to former Certificated Holders whose Banco Santander CDIs are held on their behalf through the corporate nominee facility described in Section 9(b)(ii) below.

Abbey Shareholders should note that they will have no rights against CRESTCo or its subsidiaries in respect of New Banco Santander Shares or Banco Santander CDIs held through CREST. Normal CREST procedures (including timings) apply in relation to any Abbey Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, prior to completion of the Acquisition (whether any such conversion arises as a result of a transfer of Abbey Shares or otherwise). Holders of Abbey Shares who are proposing to convert any such Abbey Shares are recommended to ensure that such conversions have been completed prior to the Scheme Record Time.

(b)	Settlement

Subject to the implementation of the Scheme, settlement of the New Banco Santander Shares to which Abbey Shareholders are entitled and of the New Banco Santander ADSs to which registered holders of Abbey ADSs are entitled under the Scheme (except as provided in Section 22 of this Part 3 in relation to certain overseas Abbey Shareholders) will be effected within 14 days from the Effective Date in the following manner:

(i)	Abbey Shares held in uncertificated form through CREST

The New Banco Santander Shares to which an Uncertificated Holder is entitled will be represented by Banco Santander CDIs (as described in Section 9(a) above) to be issued initially to the Receiving Agent, who will thereupon deliver, through CREST to the appropriate stock account in CREST of the former Uncertificated Holder concerned, such holder’s entitlement to Banco Santander CDIs. The stock account concerned will be an account under the same participant ID and member account as the Uncertificated Holder currently has. Following distribution of the Banco Santander CDIs, such holders will be entitled to arrange for the transfer, at their own expense, of their Banco Santander CDIs to other CREST holders, or to cause the New Banco Santander Shares underlying the Banco Santander CDIs to be transferred to a third party through another participant in Iberclear, if they so wish.

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As from 4.30 p.m. on the Effective Date, each holding of Abbey Shares credited to any stock account in CREST will be disabled.

(ii)	Abbey Shares held in certificated form

The New Banco Santander Shares to which a Certificated Holder is entitled will be represented by Banco Santander CDIs (as described in Section 9(a) above) to be issued initially to the Receiving Agent, who will thereupon deliver all such CDIs to a corporate nominee, expected to be operated by Lloyds TSB Registrars, to hold them on behalf of the former Certificated Holders. The corporate nominee will be a member of CREST.

A statement of entitlement detailing the number of Banco Santander CDIs held on the former Certificated Holder’s behalf in the corporate nominee facility will be despatched by first class post (or by such other method as may be approved by the Panel) to the former Certificated Holder within 14 days from the Effective Date.

With effect from the Effective Date, share certificates for Abbey Shares held in certificated form will cease to be valid and should be destroyed upon receipt by the former Certificated Holder of the statement of entitlement detailing such holder’s entitlement to Banco Santander CDIs.

(iii)	Abbey ADSs

Holders of Abbey ADSs will receive the New Banco Santander ADSs to which they will become entitled upon surrender of their Abbey ADSs in accordance with the terms of the Abbey Deposit Agreement. Holders of Abbey ADSs will receive a letter of transmittal shortly following the Effective Date to inform them how they may surrender their Abbey ADSs.

Upon the surrender of the Abbey ADSs by any Abbey ADS holder, the number of New Banco Santander ADSs to which such Abbey ADS holder is entitled will be transferred either (i) through the DTC system to such holder, not later than the expiry of the period of three days from the Effective Date, or, if later, three days from the date on which the Banco Santander ADS Depositary is registered as the holder of the New Banco Santander Shares underlying such New Banco Santander ADSs, or (ii) if requested by the relevant Abbey ADS holder, by transferring definitive certificates for New Banco Santander ADSs to such holder, not later than the expiry of the period of 14 days from the latest to occur of (a) the Effective Date, (b) the date on which the Banco Santander ADS Depositary is registered as the holder of the New Banco Santander Shares underlying such New Banco Santander ADSs and (c) the date on which the Banco Santander ADS Depositary receives the relevant instructions from such holder. There will be no cancellation charges in connection with the surrender of Abbey ADSs by any Abbey ADS holder.

After the Effective Date, it is expected that the Abbey Depositary, at the direction of Abbey, will terminate the Abbey Deposit Agreement by sending notice of such termination to the holders of Abbey ADSs at least 30 calendar days prior to the date fixed in such notice for such termination.

(iv)	General

All documents and remittances sent by or to holders of Abbey Securities will be sent at their own risk and will be sent by post to the holder’s address as set out on the relevant shareholder register or register of holders of Abbey ADSs at the Scheme Record Time or the Dividend Record Time, as the case may be, and, in the case of joint holders, to the holder whose name appears first in such register in respect of the joint holdings concerned.

Mandates in force at the Effective Date relating to the payment of dividends and other instructions given by Uncertificated Holders will be deemed to be revoked as from the Effective Date, save in respect of the payment by Abbey of the special dividend of 25 pence together with 6 pence for dividend differential (subject to adjustment), totalling 31 pence in cash per Abbey Share expected to be paid on 14 December 2004 in accordance with existing procedures for dividend payments (other than with respect to any election to receive a scrip dividend).

Mandates in force at the Effective Date relating to the payment of dividends and other instructions given by Certificated Holders will remain in full force and effect notwithstanding the implementation of the Scheme (other than with respect to any election to receive a scrip dividend).

Banco Santander has confirmed that, except with the consent of the Panel, settlement of the New Banco Santander Shares will be implemented in full without regard to any lien, right of set-off, counter claim or other analogous right to which Banco Santander may be, or may claim to be, entitled against the relevant Abbey Shareholder.

(c)	Rights attaching to Banco Santander CDIs

The holders of Banco Santander CDIs will have an entitlement to the New Banco Santander Shares to which they are entitled under the Scheme but will not be the registered holders thereof. Accordingly,

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the holders of Banco Santander CDIs will be able to enforce and exercise the rights relating to the New Banco Santander Shares described in Part 9 (Information on the Banco Santander Shares) of this document only in accordance with the arrangements described below, and, as a result of certain aspects of Spanish law which governs Banco Santander Shares, will not be able to directly enforce or exercise those rights.

Banco Santander has indicated to Abbey that, in order to allow the holders of Banco Santander CDIs to exercise rights relating to the New Banco Santander Shares, prior to the Effective Date, it will enter into arrangements pursuant to which it will procure that, with effect from the Effective Date, all holders of Banco Santander CDIs (including all former Certificated Holders whose Banco Santander CDIs are held through the corporate nominee facility described in Section 9(b)(ii) above):

•	will receive notices, in English, of all general shareholders meetings of Banco Santander;

•	will be able to give directions as to voting at all general shareholders meetings of Banco Santander;

•	will have made available to them and will be sent, at their request, copies of the annual report and accounts of Banco Santander and all of the documents issued by Banco Santander to Banco Santander Shareholders (in each case, in English); and

•	will be treated in the same manner as registered Banco Santander Shareholders in respect of all other rights attaching to Banco Santander Shares,

in each case, so far as possible in accordance with applicable CREST Regulations and CREST Requirements, and applicable law.

In addition, Abbey understands from Banco Santander that the arrangements referred to above will also include provisions dealing with the payment of amounts in respect of dividends (including a provision to the effect that the corporate nominee referred to in Section 9(b)(ii) will, for so long as CREST continues to provide such service, elect to receive any amounts in respect of dividends paid on the Banco Santander Shares represented by the Banco Santander CDIs held through the corporate nominee facility, in sterling) and facilitating, so far as practicable and to the extent permitted by applicable law, the participation of Banco Santander CDI holders in capital events in the same manner as Banco Santander Shareholders.

Details of who has the right to attend general shareholders meetings of Banco Santander are set out in Section 1(d) of Part 9 (Information on the Banco Santander Shares) of this document.

If holders of Banco Santander CDIs (including former Certificated Holders whose Banco Santander CDIs are held through the corporate nominee facility described in Section 9(b)(ii) above) wish to use such voting rights as set out above personally by attending a general shareholders meeting of Banco Santander, they must first effect the cancellation of their Banco Santander CDIs for their underlying New Banco Santander Shares held with a depository financial institution which is a participant in Iberclear at least 5 business days before the relevant general shareholders meeting. On so doing, they will, subject to and in accordance with the by-laws of Banco Santander, be able to attend and vote in person at the relevant general shareholders meeting (save as set out in Section 1(d) of Part 9 (Information on the Banco Santander Shares) of this document). Details of how such cancellation can be effected will be obtainable from Banco Santander by writing to Grupo Santander Shareholders’ Department at Ciudad Grupo Santander — Edificio 1 Oeste, Pl. Baja, 28290 Boadilla del Monte, Madrid, Spain, or by email to ‘shareholders@gruposantander.co.uk’. As mentioned in Section 9(a) above, Banco Santander has indicated to Abbey that the first such transfer will, for former Certificated Holders, be free of transfer fees provided it is effected within 6 weeks of the Effective Date.

In addition, under Banco Santander’s By-laws, the Chairman of Banco Santander has the right to invite any person to be present at a general shareholders meeting of Banco Santander. The Chairman may, at his discretion, extend such invitation to holders of Banco Santander CDIs (including former Certificated Holders whose Banco Santander CDIs are held through the corporate nominee facility described in Section 9(b)(ii) above) who wish to be present at a general shareholders meeting of Banco Santander without effecting the cancellation of their Banco Santander CDIs for their underlying New Banco Santander Shares. It should be noted that any person present at a general shareholders meeting of Banco Santander by invitation of the Chairman is not entitled to speak, vote or exercise other shareholder rights in person at such meeting. Such holders of Banco Santander CDIs will, however, be entitled to give directions for voting their underlying New Banco Santander Shares pursuant to the arrangements which Banco Santander has indicated to Abbey it will put in place as referred to above.

Banco Santander has also indicated to Abbey that it will procure that the provider of the corporate nominee facility described in Section 9(b)(ii) above will send to former Certificated Holders on whose behalf the corporate nominee holds Banco Santander CDIs pursuant to the arrangement

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described in Section 9(b)(ii) above a statement of their holdings in Banco Santander CDIs on joining the corporate nominee facility and at least once a year afterwards, for so long as such holder retains some Banco Santander CDIs in the account of the corporate nominee.

Banco Santander and Lloyds TSB Registrars have entered into a letter of intent dated 10 September 2004 under which they have agreed to negotiate the terms of one or more agreements pursuant to which (i) they will put in place the arrangements described above and in Section 11 (Share dealing facility) of this Part 3; and (ii) Lloyds TSB Registrars Corporate Nominee Limited will hold Banco Santander CDIs, as corporate nominee, on behalf of the former Certificated Holders (as described in Section 9(b)(ii) above).

Former Uncertificated Holders will, for so long as the Banco Santander CDIs delivered to them pursuant to Section 9(b)(i) above are held in CREST and CREST continues to provide such service, be able, if they so wish, to have amounts in respect of dividends paid on New Banco Santander Shares in euro by Banco Santander converted into, and paid to them in, sterling, or any other CREST currency, if desired (without foreign exchange commission) by CREST Depository Limited.

As indicated above, former Certificated Holders on whose behalf a corporate nominee holds Banco Santander CDIs pursuant to the arrangement described in Section 9(b)(ii) above will, for so long as such arrangement remains in place and CREST continues to provide such service, have amounts in respect of dividends paid on New Banco Santander Shares in euro by Banco Santander converted into, and paid to them in, sterling (without foreign exchange commission).

The letter of intent between Banco Santander and Lloyds TSB Registrars referred to above is available for inspection as set out in Section 17 of Part 11 (Additional Information) of this document. In addition, all former Certificated Holders will be sent, together with their initial statement of entitlement detailing the number of Banco Santander CDIs held on their behalf in the corporate nominee facility, a booklet containing the terms and conditions of the corporate nominee arrangements which will include a description of the procedure to be followed for cancelling Banco Santander CDIs and effecting the transfer of the underlying New Banco Santander Shares and provisions relating to exclusion of liability on the part of the relevant corporate nominee from Banco Santander CDI holders.

(d)  Transfers of New Banco Santander Shares underlying Banco Santander CDIs

A description of the procedure to be followed by a former Certificated Holder who wishes to cancel the Banco Santander CDIs held on his or her behalf pursuant to the corporate nominee arrangement described in Section 9(b)(ii) above and effect the transfer of his or her underlying Banco Santander Shares will be set out in the booklet to be sent to all former Certificated Holders together with their initial statement of entitlement as referred to in Section 9(c) above. Former Uncertificated Holders will be able to cancel their Banco Santander CDIs and effect the transfer of their underlying Banco Santander Shares in accordance with the relevant rules and practices of CREST (subject to any legal restrictions on transfer in any jurisdiction).

Any cancellation of Banco Santander CDIs will involve the disposal of the underlying interest in the Banco Santander Shares. If any former Abbey Shareholder disposes of their underlying New Banco Santander Shares by way of sale, gift or on death, then Spanish tax requirements apply, including the filing of certain Spanish non-resident income tax and inheritance and gift tax returns. For UK tax residents, these requirements are described in Sections 19(c), 19(e) and 19(f) of this Part 3. For US tax residents there are additional requirements which are described in Section 21 of this Part 3. Former Abbey Shareholders who are in any doubt, and in particular those who are tax resident other than in the UK or US, should take appropriate professional advice.

10.	Receipt of Banco Santander dividends in sterling

Following completion of the Acquisition, former Uncertificated Holders will, for so long as the Banco Santander CDIs delivered to them as described in Section 9(b)(i) of this Part 3 are held in CREST and CREST continues to provide such service, be able, if they so wish, to have amounts in respect of dividends paid on New Banco Santander Shares in euro by Banco Santander converted into, and paid to them in sterling or any other CREST currency, if desired (without foreign exchange commission) by CREST Depository Limited.

As described in Section 9(c) of this Part 3, Banco Santander has indicated to Abbey that, as the vast majority of Certificated Holders are resident in the UK, it will procure that the provider of the corporate nominee facility described in Section 9(b)(ii) of this Part 3 will, for so long as CREST continues to provide such service, elect to receive any amounts in respect of dividends paid on Banco Santander Shares represented by the Banco Santander CDIs held through the corporate nominee facility, in sterling. Accordingly, following completion of the Acquisition, former Certificated Holders on whose behalf a corporate nominee holds Banco Santander CDIs pursuant to the arrangement described in Section 9(b)(ii) of this Part 3 will, for so long as such arrangement remains in place and CREST continues to provide such service, have amounts in respect of dividends paid on New Banco

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Santander Shares in euro by Banco Santander converted into, and paid to them in, sterling (without foreign exchange commission).

11.	Share dealing facility

Banco Santander has indicated to Abbey that it will arrange for a free share dealing facility to be provided to enable certain former Abbey Shareholders who receive New Banco Santander Shares as a result of the Acquisition to sell all (but not part only) of their newly acquired shares without incurring any charges (including any dealing charges, settlement charges or foreign exchange commission). This free share dealing facility will be available to persons: (i) who appear on the register of members of Abbey as a holder of 2,000 or fewer Abbey Shares at the Scheme Record Time; (ii) who are resident in the United Kingdom; and (iii) whose Banco Santander CDIs are held on their behalf by a corporate nominee pursuant to the arrangements described in Section 9(b)(ii) of this Part 3. Uncertificated Holders who will meet the criteria set out in (i) and (ii) and who wish to make use of the free share dealing facility would need to convert, at their own cost, their holdings of Abbey Shares into certificated form prior to the Scheme Record Time. The free share dealing facility will not be available to persons who are resident in countries other than the United Kingdom.

This free share dealing facility will be available until the later to occur of (i) 4.00 p.m. (London time) on the date that is 6 calendar months from the Effective Date; and (ii) the date on which the Banco Santander Shares, including the New Banco Santander Shares, are admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities. In the event that such listing occurs after the date set out in (i) above, Banco Santander will inform persons who are eligible to use the free share dealing facility in advance (by means of advertisements placed in several national newspapers in the UK) of any such admission and of the precise time and date by which completed applications to use the free share dealing facility must be received.

This free share dealing facility cannot be used to sell only part of a holding of New Banco Santander Shares or to buy additional New Banco Santander Shares. Further, this free share dealing facility cannot be used to sell New Banco Santander ADSs. Persons wanting to sell their New Banco Santander Shares are not obliged to sell them through this free share dealing facility. Persons wanting to use this free share dealing facility may also be required to provide evidence of their identity, where required by applicable anti-money laundering laws.

Abbey Shareholders who express an interest in using this free share dealing facility by marking an ‘X’ in the relevant box on the enclosed pink Form of Proxy for the Abbey EGM and returning it in the manner set out in Section 7 of this Part 3, and who may be eligible to make use of this free share dealing facility as set out above, will be sent a free share dealing facility documentation pack by post no later than the date on which they receive the statement of entitlement detailing the number of Banco Santander CDIs held on their behalf by a corporate nominee pursuant to the arrangements described in Section 9(b)(ii) of this Part 3. Documentation packs will only be despatched to Abbey Shareholders who may be eligible to make use of the free share dealing facility (as set out above) and have a registered address in the UK. The free share dealing facility documentation pack will include the full terms and conditions on which this facility will be provided.

Abbey Shareholders wishing to sell their New Banco Santander Shares through this free share dealing facility, and who are eligible to make use of this free share dealing facility, will be able to give instructions to the provider of the free share dealing facility to sell their entire holding of New Banco Santander Shares by following the instructions which will be included in the free share dealing facility documentation pack. As soon as reasonably practicable after the instructions to sell have been accepted, subject to and in accordance with the full terms and conditions on which the service will be provided, the former Abbey Shareholders’ New Banco Santander Shares will be sold. No assurance can be given as to the price that will be received for the New Banco Santander Shares sold through the free share dealing facility.

Former Abbey Shareholders who sell through the free share dealing facility will be sent the proceeds of such sale in sterling by cheque through the post. Such persons may be required to provide evidence of their identity prior to the despatch of the proceeds, where required by applicable anti-money laundering laws.

As explained in Section 9(d) of this Part 3, if former Abbey Shareholders sell their New Banco Santander Shares (including through this free share dealing facility) Spanish tax requirements will apply. A former Abbey Shareholder who sells through the share dealing facility will therefore be required to file a Spanish tax return (Form 210) with the Spanish tax authorities and, if any former Abbey Shareholder wishes to claim an exemption from Spanish tax in relation to any gain on any such disposal pursuant to the double taxation treaty between the United Kingdom and Spain, the Form 210 must be accompanied by a certificate of residency from the UK Inland Revenue. However, in order to facilitate the use of this free share dealing facility, Banco Santander has informed Abbey that it will arrange for former Abbey Shareholders wishing to claim such exemption who sell their New Banco Santander Shares through the free share dealing facility to be provided with a substantially

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pre-completed Form 210 for their signature, together with a translation of the Form 210 into English and a letter addressed to the UK Inland Revenue requesting that an appropriate certificate of residency be provided. Such former Abbey Shareholders will be requested to return the signed Form 210 and signed UK Inland Revenue letter in the reply-paid envelope provided (for use in the UK) and arrangements will then be made for the Form 210 to be filed with the Spanish tax authorities, together with the appropriate certificate of residency, without, so far as possible, any further action being required to be taken by such selling former Abbey Shareholder. Banco Santander is discussing these requirements with the relevant tax authorities to see whether they can be simplified. Further details of the steps to be taken will be set out in the free share dealing facility documentation pack referred to above.

This assistance with the Form 210 will only be provided to former Abbey Shareholders who are eligible to make use of the free share dealing facility and who are resident in the United Kingdom for the purposes of the double taxation treaty between the United Kingdom and Spain. Further details of the persons to which this relates are set out in Section 19 of this Part 3. For former Abbey Shareholders who are not within this category, Abbey understands from Banco Santander that it intends (once it has had discussions with the relevant tax authorities) to make available in English (on the Banco Santander website and by post if requested) guidance on how to obtain and complete Form 210 together with a translation of Form 210 into English. However, any former Abbey Shareholders who are in any doubt as to their tax position should consult their own professional advisers.

A helpline will be available to assist Abbey Shareholders wishing to make use of this dealing facility. Details of this helpline will be provided in the free share dealing facility documentation pack.

Copies of the free share dealing facility documentation pack may also be obtained on request from Lloyds TSB Registrars by writing to Lloyds TSB Registrars at Abbey Shareholder Services, The Causeway, Worthing, West Sussex BN99 6DA, United Kingdom, or by telephone, from 8.30 a.m. to 5.30 p.m. (London time) Monday to Friday, by contacting the Abbey Shareholder helpline on 0870 532 9430.

Abbey understands from Banco Santander that the provider of this free share dealing facility will not acquire any New Banco Santander Shares pursuant to the facility.

Subject to any legal restrictions on transfer in any jurisdiction, former Abbey Shareholders who do not want, or are not able, to sell their New Banco Santander Shares through the free share dealing facility described in this Section 11 may nonetheless sell or transfer their Banco Santander Shares as described in Section 9(d) of this Part 3. Certain UK and Spanish tax consequences of such a disposal are set out in Sections 18 and 19 of this Part 3. As noted in Section 9(d) of this Part 3, all former Certificated Holders will be sent a description of the procedure to be followed to effect the cancellation of Banco Santander CDIs and the transfer of the underlying Banco Santander Shares.

12.   Banco Santander General Shareholders Meeting

The approval of the Banco Santander Shareholders will be required for the capital increase of Banco Santander that is necessary to allow Banco Santander to issue the New Banco Santander Shares required under the terms of the Acquisition. This approval will be sought at the Banco Santander General Shareholders Meeting.

For the resolutions to be validly passed, the Banco Santander General Shareholders Meeting will require on first call the presence (in person or by proxy) of shareholders representing at least 50 per cent. of the voting capital of Banco Santander (in which case the resolutions may be passed by a simple majority of those voting). On second call the Banco Santander General Shareholders Meeting will require the presence (in person or by proxy) of shareholders representing at least 25 per cent. of the voting capital of Banco Santander (in which case, if shareholders representing less than 50 per cent. of the voting capital of Banco Santander are present (either in person or by proxy) at the meeting, the resolutions must be passed by shareholders representing at least two thirds of the Banco Santander Shareholders present or represented at such meeting, and if shareholders representing 50 per cent. or more of the voting capital of Banco Santander are present or represented at the meeting, the resolutions may be passed by shareholders representing a simple majority of those shareholders present or represented at such meeting). It is expected that the Banco Santander General Shareholders Meeting will be held on second call. Once approved, a prospectus relating to the capital increase must then be registered with the CNMV before it can become effective. The prospectus is expected to be registered no later than 7 November 2004.

Banco Santander has agreed with Abbey that if Abbey adjourns the Court Meeting and/or the Abbey EGM, Banco Santander will cancel the Banco Santander General Shareholders Meeting unless Abbey agrees otherwise. If Abbey subsequently reconvenes and holds the adjourned meetings by no later than 7 March 2005 (being the latest possible date for holding such meetings so as to enable the Scheme to become effective and unconditional by no later than 31 March 2005), Banco Santander

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will hold a new general shareholders meeting, shortly after the date on which the adjourned meetings are held to the extent practicable to do so and in any event by no later than 31 March 2005 provided Abbey gives Banco Santander notice by 31 January 2005 requiring Banco Santander to convene and hold the new general shareholders meeting. A copy of this agreement between Banco Santander and Abbey is available for inspection as set out in Section 17 of Part 11 (Additional Information) of this document.

13.   Other Abbey listed securities

Abbey has contractual obligations to maintain a listing for certain listed Abbey securities other than the Abbey Shares while they remain in issue. It is the intention of Banco Santander to ensure that Abbey complies with these obligations.

14.   Inducement fee arrangements

Banco Santander and Abbey have entered into an inducement fee letter under which Abbey has agreed to pay Banco Santander an inducement fee of £81.7 million if following 26 July 2004 but prior to the Scheme becoming effective or the Acquisition lapsing or being withdrawn either:

(i)	the directors of Abbey withdraw or adversely modify or qualify their recommendation in respect of the Scheme at a time when they are considering a competing offer from a third party, and within one month, the directors recommend, or indicate an intention to recommend, a competing offer; or

(ii)	a competing offer is made by a third party for Abbey and such competing offer is subsequently successful.

In addition, Banco Santander and Abbey have given certain commitments to each other in relation to the satisfaction of Condition 2(a) (relating to regulatory decisions by the European Commission, the OFT and the Secretary of State for the Department of Trade and Industry) (as set out in Part 5 (Conditions to the Scheme and the Acquisition) of this document) within an agreed timeframe. Banco Santander has agreed to pay Abbey a fee of £81.7 million if, following 26 July 2004, the Scheme fails to become effective as a result of Condition 2(a)) being invoked or not being satisfied as a result of Banco Santander breaching those commitments. The fee will not be payable if Abbey is in breach of its commitments.

15.   Conditions to the Scheme and the Acquisition

The Acquisition will only complete if all the Conditions have been satisfied or waived (where capable of waiver). The Conditions include:

•	regulatory clearances from, inter alia, the European Commission, the Financial Services Authority, the CNMV and the Bank of Spain;

•	the approval of the Acquisition and the implementation of the Scheme (including approval of the proposed increase of Banco Santander’s share capital in order to issue the New Banco Santander Shares) by Banco Santander Shareholders;

•	the approval of the Scheme by Abbey Shareholders at the Court Meeting;

•	the special resolution required to approve and implement the Scheme being duly passed at the Abbey EGM; and

•	the Scheme, together with the associated reduction of capital of Abbey and issue of New Abbey Shares to Banco Santander, becoming effective.

The Conditions are set out in full in Part 5 (Conditions to the Scheme and the Acquisition) of this document.

16.   Description of the New Banco Santander Shares

The New Banco Santander Shares to be issued and delivered as consideration under the Acquisition will be fully paid, will rank pari passu for any dividend declared or paid by Banco Santander by reference to a record date on or after the Effective Date and will otherwise rank pari passu in all respects with Banco Santander Shares in issue at the time the New Banco Santander Shares are delivered under the Acquisition. The New Banco Santander Shares will be issued free from all liens, charges, equitable interests, encumbrances and other third party rights and interests of any nature whatsoever.

Assuming the Effective Date is, as expected, 12 November 2004, it is anticipated that the first dividend to which holders of Abbey Securities who receive and retain New Banco Santander Shares would be entitled will have a record date of 31 January 2005 and will be paid by Banco Santander on 1 February 2005. Banco Santander generally pays dividends quarterly in euro. However, holders of

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Abbey Shares who receive and retain Banco Santander CDIs through CREST will, for so long as CREST continues to provide such service, be able, if they so wish, to receive any amounts in respect of dividends paid on their New Banco Santander Shares in sterling. Holders of Abbey Shares who receive and retain Banco Santander CDIs which are held by a corporate nominee on their behalf pursuant to the arrangement described in Section 9(b)(ii) of this Part 3 will, for so long as such arrangement remains in place and CREST continues to provide the appropriate service, receive any amounts in respect of dividends paid on their New Banco Santander Shares in sterling. Further details of the availability of sterling dividends can be found in Section 10 of this Part 3.

Applications will be made for the New Banco Santander Shares to be listed on the Bolsas de Valores, quoted through the Automated Quotation System of the Bolsas de Valores and cleared and settled through Iberclear, the Spanish clearance and settlement system. Iberclear and its member entities maintain a book-entry system on which details of shareholders’ holdings of, and trades in, Banco Santander Shares will be recorded. The New Banco Santander Shares, like all shares in Spanish public companies, will be dematerialised and will not be capable of being represented by share certificates. In the event that the registered holder of a New Banco Santander Share desires a document evidencing his or her title to such share a statement of ownership can be requested from the Iberclear member through which the share is held. A statement of ownership of the New Banco Santander Shares will not be issued by the Iberclear member unless one is requested by the Banco Santander Shareholder in which case, according to Spanish Law, the securities in respect of which the statement of ownership has been issued will be, and remain, blocked (and, therefore, among other things, cannot be traded) other than in relation to enforcement procedures until such statement of ownership is returned. Such statement is not a definitive certificate of title. In addition, Banco Santander will file a folleto informativo (prospectus) in connection with the issue and the subsequent listing of the New Banco Santander Shares on the Bolsas de Valores that will be registered by the CNMV.

Former Certificated Holders who receive Banco Santander CDIs and hold them pursuant to the corporate nominee facility described in Section 9(b)(ii) of this Part 3 will receive a statement of entitlement detailing the number of Banco Santander CDIs held on their behalf within 14 days of the Effective Date. This statement of entitlement is not the same as the statement of ownership referred to in the previous paragraph and its issue does not result in the same consequences as set out in that paragraph.

The New Banco Santander Shares will be issued on the Effective Date. Admission to listing on the market of the Bolsas de Valores will take place on the following business day, effective at the close of market (5.35 p.m. (Spanish time)) on that day. Trades can take place on that day after 5.35 p.m. (Spanish time) subject to applicable regulations. Dealings in such shares are expected to commence on the market of the Bolsas de Valores on the second business day following the Effective Date. During the period from the Effective Date until the date on which dealings in the New Banco Santander Shares on the market of the Bolsas de Valores commence, the New Banco Santander Shares will not be listed, nor can they be traded, on any other stock exchange.

Following successful completion of the Acquisition, the New Banco Santander Shares will also be listed on the Milan, Lisbon and Buenos Aires stock exchanges and on the NYSE (through New Banco Santander ADSs).

The New Banco Santander Shares will not be admitted to the Official List or trading on the London Stock Exchange on the Effective Date. However, as set out in Section 8 of Part 4 (Information on Banco Santander) of this document, Banco Santander will make an application for the Banco Santander Shares, including the New Banco Santander Shares, to be admitted to the Official List and to trading on London Stock Exchange’s market for listed securities as soon as practicable after the Effective Date. Banco Santander currently expects such a listing to be obtained in the first half of 2005.

A summary of the principal rights attaching to Banco Santander Shares and a comparison of the material differences between the rights of Abbey Shareholders and the rights of holders of Banco Santander Shares arising from the differences between the corporate laws of England and Spain, respectively, and the companies’ respective governing instruments are set out in Part 9 (Information on the Banco Santander Shares) of this document.

17.   Dealing and brokerage activity of Banco Santander in Banco Santander Shares

(a)     General

During the offer period, Banco Santander and certain of its affiliates have engaged and intend to continue to engage in various dealing and brokerage activities involving Banco Santander Shares outside the United States and the United Kingdom. Among other things, Banco Santander, through an affiliate, has made a market, from time to time, and intends to continue to make a market, from time to

PART 3:  EXPLANATORY STATEMENT

time, in the Banco Santander Shares by purchasing and selling Banco Santander Shares for its own account in Spain on the Bolsas de Valores (as further described below).

Certain mutual fund management companies, pension fund management companies, asset management companies and insurance companies that are affiliates of Banco Santander have purchased and sold, and intend to continue to purchase and sell, Banco Santander Shares as part of their ordinary investing activities and/or as part of the investment selections made by their clients. Banco Santander and its affiliates have also engaged, and intend to continue to engage, in dealings in Banco Santander Shares for their accounts and the accounts of their customers for the purpose of hedging their positions established in connection with certain derivatives activities (such as options, warrants and other instruments) relating to Banco Santander Shares entered into by Banco Santander and its affiliates and their customers, as well as to effect unsolicited brokerage transactions in Banco Santander Shares with their customers. These activities occurred and are expected to continue to occur in Spain, elsewhere in Europe, in various countries in Latin America and elsewhere outside the United States and the United Kingdom.

Banco Santander’s securities affiliates in the United States and in Puerto Rico have also engaged and may continue to engage in unsolicited brokerage transactions in Banco Santander Shares and Banco Santander ADSs in the United States and in Puerto Rico. In addition, Banco Santander’s affiliate in Puerto Rico may purchase Banco Santander Shares in connection with asset management activities in Puerto Rico. Banco Santander is not obliged to make a market in Banco Santander Shares and any such market making may be discontinued at any time. All of these activities could have the effect of preventing or retarding a decline in the market price of the Banco Santander Shares.

(b)	Banco Santander Repurchase Programme

At a meeting of Banco Santander Shareholders held on 19 June 2004, Banco Santander was reauthorised to purchase Banco Santander Shares substantially on the same terms as those authorised in the previous year’s shareholders’ meeting.

As is customary for some Spanish listed companies, Banco Santander engages in market making activities (as described above). Banco Santander has engaged in market making activities pursuant to the shareholders’ authorisation to purchase Banco Santander Shares since the date of the authorisation and expects to continue to do so. In connection with these activities, Banco Santander has purchased and intends to continue to purchase Banco Santander Shares during the course of the Acquisition. These activities have been and will be conducted under a share repurchase programme authorised by the Banco Santander Board for the purpose of reducing Banco Santander’s share capital and have been and will be carried out under the following terms and conditions:

(i)	the maximum number of Banco Santander Shares which may be acquired is 190 million shares representing approximately 4 per cent. of Banco Santander’s share capital;

(ii)	the maximum acquisition price will be €9.77 per Banco Santander Share, being the maximum price of the shares during the 12 months from 26 July 2003 to 25 July 2004;

(iii)	the entity acquiring the shares will be an entity of the Banco Santander Group named Pereda Gestión S.A. and, purchase orders and, as the case may be, sale orders (as provided for under Article 6.2 of Regulations (CE) no 2273/2003 of the European Commission), will be carried out through a person within Santander Central Hispano Bolsa, S.V., S.A.; effective information barriers have been established between the persons in charge of privileged information directly or indirectly related to Banco Santander and such persons or entities involved in the trades regarding Banco Santander Shares; and

(iv)	the Repurchase Programme will be in force as from 26 July 2004 until completion of the Acquisition.

The terms, conditions and restrictions under which the Repurchase Programme is governed are set forth in Regulation (CE) no 2273/2003 of the European Commission dated 22 December 2003. Any cancellation of Banco Santander Shares under the Repurchase Programme will be subject to an appropriate resolution of the Banco Santander Shareholders in general meeting and will only be in respect of the net amount of Banco Santander Shares bought and sold under the Repurchase Programme, determined as at the end of the Repurchase Programme. Accordingly, no cancellations of any Banco Santander Shares bought under the terms of the Repurchase Programme have taken place as at the date of this document.

Any suspension or amendment of this Repurchase Programme will be notified to the CNMV through a “material fact” (Hecho Relevante).

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Purchases of Banco Santander Shares by Banco Santander and by any of its associates (as defined in the City Code) are required to be publicly disclosed via a Regulatory Information Service and to the Panel in accordance with Rule 8 of the City Code.

18.   United Kingdom tax

The comments set out below summarise certain UK taxation consequences of the implementation of the Scheme for Abbey Shareholders. They are based on current law and on what is understood to be current Inland Revenue practice. They are intended as a general guide and, except where otherwise stated, apply only to Abbey Shareholders who are resident or (if individuals) ordinarily resident for tax purposes in the United Kingdom, who hold their Abbey Shares or, as the case may be, New Banco Santander Shares as an investment and who are the absolute beneficial owners of their Abbey Shares or, as the case may be, New Banco Santander Shares and who are not (and have not in the previous seven years been) employees of Abbey or of any person connected with Abbey. Any Abbey Shareholders who do not fall within the above description or who are in any doubt as to their taxation position in respect of the Scheme should consult their own professional advisers immediately. Special considerations may also apply to Abbey Shareholders who acquire their Abbey Shares by exercising options.

Except where the context requires otherwise, references below to New Banco Santander Shares include references to Banco Santander CDIs.

(a)  UK tax consequences of the Scheme

(i)   Cancellation of Abbey Shares and receipt of New Banco Santander Shares

Taxation of chargeable gains

UK rollover relief should be available to Abbey Shareholders who, alone or together with persons connected with them, do not hold more than 5 per cent. of, or of any class of, shares in or debentures of Abbey in respect of the cancellation of their Abbey Shares upon the terms described in this document in consideration for New Banco Santander Shares received from Banco Santander. Accordingly, for the purposes of UK taxation of chargeable gains, such Abbey Shareholders should not be treated as making a disposal of such Abbey Shares. The New Banco Santander Shares received from Banco Santander should be treated as the same asset, and as having been acquired at the same time and for the same consideration, as the Abbey Shares from which they are derived.

Any Abbey Shareholder who alone or together with persons connected with him, holds more than 5 per cent. of, or of any class of, shares in or debentures of Abbey is advised that an application has been made to the Inland Revenue for clearance under section 138 of the Taxation of Chargeable Gains Act 1992 that it is satisfied that the Scheme is being effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax. Accordingly, if such clearance is granted, any such Abbey Shareholder should be treated in the manner described in the preceding paragraph. The Scheme is not conditional upon such clearance being obtained.

Banco Santander has confirmed and undertaken to Abbey that neither it nor any Banco Santander Subsidiary owns, nor will at the Effective Date own, any interest in any Abbey Shares such as would prevent Banco Santander, under Spanish law, from being able to issue New Banco Santander Shares to that company or any other person pursuant to the Scheme. Accordingly, on the basis that neither Banco Santander nor any Banco Santander Subsidiary will own any Abbey Shares at the Effective Date, UK rollover relief (as described above) will not be jeopardised on those grounds. A copy of the confirmation and undertaking from Banco Santander to Abbey is available for inspection as set out in Section 17 of Part 11 (Additional Information) of this document.

Stamp duty and stamp duty reserve tax (“SDRT”)

No SDRT will be payable in respect of the cancellation of the Abbey Shares, the issue of the New Banco Santander Shares by Banco Santander to Abbey Shareholders or the issue of New Abbey Shares by Abbey to Banco Santander pursuant to the Scheme. In addition, no liability to stamp duty will arise in respect of the cancellation of the Abbey Shares or in respect of the issue of New Banco Santander Shares by Banco Santander to Abbey Shareholders or the issue of the New Abbey Shares by Abbey to Banco Santander pursuant to the Scheme.

Miscellaneous

An application has been made to the Inland Revenue for confirmation, pursuant to the process provided under section 707 of the Income and Corporation Taxes Act 1988, that certain provisions concerned with the obtaining of a tax advantage in consequence of a transaction or transactions in securities and which might affect the tax treatment of the Scheme will not apply.

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(ii)   Payment of the special dividend of 25 pence together with 6 pence for dividend differential

No amounts in respect of tax will be withheld at source from the special dividend of 25 pence together with 6 pence for dividend differential payment by Abbey.

Where the special dividend of 25 pence together with 6 pence for dividend differential is paid to an Abbey Shareholder who is an individual, that individual will be entitled to a tax credit equal to one-ninth of such dividend. The individual will be taxable on the aggregate of the special dividend of 25 pence together with 6 pence for dividend differential and the related tax credit, which will be regarded as the top slice of the individual’s income. The tax credit will, however, be treated as discharging the individual’s liability to income tax in respect of the special dividend, unless and except to the extent that the special dividend and the related tax credit fall above the threshold for the higher rate of income tax. In the latter case the individual will, to that extent, pay tax on the aggregate of the special dividend of 25 pence together with 6 pence for dividend differential and the related tax credit, the amount of tax being determined by applying the Schedule F upper rate (which is 32.5 per cent.) to the aggregate of the special dividend of 25 pence together with 6 pence for dividend differential and the tax credit and then deducting the tax credit from that sum.

So, for example, an Abbey Shareholder who is an individual and is entitled to the special dividend of 25 pence together with 6 pence for dividend differential payment in respect of 100 Abbey Shares would receive a special dividend of £31 carrying a tax credit of £3.44 (one-ninth of £31). To the extent that the aggregate of the special dividend of 25 pence together with 6 pence for dividend differential and the related tax credit falls above the threshold for the higher rate of income tax, the income tax payable on the special dividend of 25 pence together with 6 pence for dividend differential by, the individual will be 32.5 per cent. of £34.44 (i.e. the special dividend of £25 together with the £6 for dividend differential plus the tax credit of £3.44), namely £11.19, less the tax credit of £3.44, leaving a net charge of £7.75 (the equivalent of 25 per cent. of the amount of the special dividend of 25 pence together with 6 pence for dividend differential).

An Abbey Shareholder who is not liable to tax on the special dividend of 25 pence together with 6 pence for dividend differential will not be entitled to claim payment of the tax credit in respect of the dividend.

United Kingdom exempt approved pension funds and charities will not be liable to income tax or corporation tax on the special dividend of 25 pence together with 6 pence for dividend differential received by them. An Abbey Shareholder which is a trustee of a discretionary or accumulation trust which is resident for tax purposes in the United Kingdom and which receives the special dividend of 25 pence together with 6 pence for dividend differential will be taxable on the total of the dividend and the related tax credit at the Schedule F trust rate, which is 32.5 per cent., and will be entitled to deduct the tax credit from the tax so payable.

Subject to the application of certain special rules for some insurance companies, a corporate holder of Abbey Shares that is resident for tax purposes in the United Kingdom and that receives the special dividend of 25 pence together with 6 pence for dividend differential will not be taxable on the receipt of that dividend.

(b)  Dividends on New Banco Santander Shares

Holders of New Banco Santander Shares who are resident for tax purposes in the United Kingdom will, in general, be subject to UK income tax or corporation tax on the gross amount of dividends paid on the New Banco Santander Shares, rather than on the amount actually received net of any Spanish withholding tax (further details of which can be found in Section 19 of this Part 3). Dividends received by such holders who are within the charge to corporation tax will be taxed at the prevailing corporation tax rate. An individual will generally be chargeable to income tax on dividends paid on the New Banco Santander Shares at the Schedule F ordinary rate (currently 10 per cent.) or, to the extent that the amount of the gross dividend when treated as the top slice of his or her income exceeds the threshold for higher rate tax, at the Schedule F upper rate (currently 32.5 per cent.).

Credit will generally be available for Spanish tax required to be deducted or withheld from the dividends paid on the New Banco Santander Shares against income tax or corporation tax to which the holder of the shares is liable, broadly limited to the amount of such tax attributable to the dividends. As a result individual former Abbey Shareholders who are chargeable to income tax at the Schedule F ordinary rate on the whole of such dividends and who claim that credit through their tax return should have no further tax to pay in respect of those dividends. Individual former Abbey Shareholders who are chargeable to income tax on all or any portion of the dividends at the Schedule F upper rate and who claim that credit through their tax return should be able to offset the amount of the available credit against their income tax liability. Former Abbey Shareholders who are chargeable to corporation tax on the dividends and who claim that credit should generally be able to offset the amount of the available credit against their corporation tax liability.

PART 3:  EXPLANATORY STATEMENT

Details of the Spanish withholding tax which will be applied to dividends paid on the New Banco Santander Shares may be found in Section 19 of this Part 3. Abbey and Banco Santander are investigating possible ways of mitigating the impact of Spanish withholding tax on dividends from a Spanish company and the different UK tax treatment which applies to the receipt of a dividend from a UK company and a dividend from a Spanish company.

Any Abbey Shareholders who do not currently receive notice from the Inland Revenue requiring them to submit a tax return are advised that they will need to notify the Inland Revenue that they have acquired a source of overseas income.

(c)   Disposals of New Banco Santander Shares

(i)   Taxation of chargeable gains

A disposal or deemed disposal of New Banco Santander Shares may, depending on the particular circumstances of the shareholder and subject to any available exemptions or reliefs, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains. On the basis that rollover relief is available, such chargeable gain or allowable loss should be calculated taking into account the allowable original cost to the holder of acquiring the Abbey Shares which he or she exchanged for the relevant New Banco Santander Shares under the Scheme (which cost will be nil in respect of both Abbey Shares acquired by the holder as “free shares” pursuant to the conversion of Abbey National Building Society to Abbey National plc in 1989 and Abbey Shares acquired by the holder by way of distribution as part of the transaction by which the business of National and Provincial Building Society was transferred to Abbey in 1996).

(ii)   Stamp duty and SDRT

No SDRT will be payable in respect of any transfer of, or agreement to transfer, the New Banco Santander Shares.

No stamp duty will be payable in respect of the paperless transfer of a Banco Santander CDI within CREST, or in respect of any other paperless transfer of an interest in the New Banco Santander Shares in dematerialised form, for example by way of book entry transfer through the Iberclear system. Provided that any instrument of transfer is executed outside the United Kingdom and does not relate to any property situate, or to any matter or thing done or to be done, in the United Kingdom, no stamp duty will be payable in respect of other transfers of the New Banco Santander Shares.

(iii)  Inheritance Tax

As would be the case in relation to Abbey Shares, there may be a charge to UK inheritance tax where an individual dies owning New Banco Santander Shares or in respect of certain lifetime transfers of the shares, for example, gifts to some trusts and gifts made within the seven years before an individual’s death. In certain circumstances, depending on the value of an individual’s estate, inheritance tax may not be payable. In addition, by making certain types of lifetime transfer, it may be possible to reduce or eliminate a potential inheritance tax liability that would otherwise arise on death.

Where a transfer of New Banco Santander Shares gives rise to a charge to Spanish Inheritance and Gift Tax the amount of Spanish tax paid can generally be offset against the amount of UK inheritance tax which is attributable to the value of those shares.

19.   Spanish tax for UK residents

The comments set out below summarise certain Spanish taxation consequences of the implementation of the Scheme for Abbey Shareholders. They are based on current Spanish law and practice. They are intended as a general guide and apply only to Abbey Shareholders who are resident in the United Kingdom for the purposes of the double taxation treaty between the United Kingdom and Spain (under United Kingdom tax law this will include Abbey Shareholders who are resident or (if individuals) ordinarily resident only in the United Kingdom for tax purposes), who are the absolute beneficial owners of their Abbey Shares or, as the case may be, New Banco Santander Shares and who do not carry on business through a permanent establishment in Spain with which their holdings of Abbey Shares or, as the case may be, New Banco Santander Shares are effectively connected. Any Abbey Shareholders who do not fall within the above description or who are in any doubt as to their taxation position in respect of the Scheme should consult their own professional advisers immediately. In addition, these comments do not apply to any Abbey Shareholders who own or control (or who would as a result of the implementation of the Scheme own or control), directly or indirectly, ten per cent. or more of the share capital or voting rights of Banco Santander.

A holder of Banco Santander CDIs (including all former Certificated Holders whose Banco Santander CDIs are held through the corporate nominee facility described in Section 9(b)(ii) of this Part 3) will be treated for Spanish tax purposes as the holder of New Banco Santander Shares.

PART 3:  EXPLANATORY STATEMENT

(a)  Spanish tax consequences of the Scheme

No charge to Spanish tax will arise to Abbey Shareholders in respect of the cancellation of their Abbey Shares or the receipt by them of the New Banco Santander Shares issued by Banco Santander.

No liability to Spanish transfer tax will arise to Abbey Shareholders in respect of the cancellation of the Abbey Shares or in respect of the issue of New Banco Santander Shares.

(b)  Dividends on New Banco Santander Shares

As a general rule, dividends paid on New Banco Santander Shares will be subject to Spanish withholding tax at a rate of 15 per cent. on the gross amount of the dividend. Subject to certain limitations, credit will generally be available under United Kingdom tax law for such Spanish withholding tax against any United Kingdom income tax or corporation tax to which the holder of the shares is charged (see further Section 18(b) of this Part 3).

Abbey Shareholders will not be required to file a Spanish tax return in respect of dividends received on the New Banco Santander Shares from which tax is withheld as described in the preceding paragraph.

Under UK tax law, no amounts in respect of UK tax are required to be withheld at source from dividends paid by Abbey. Abbey and Banco Santander are investigating possible ways of mitigating the impact of Spanish withholding tax on dividends from a Spanish company and the different UK tax treatment which applies to the receipt of a dividend from a UK company and a dividend from a Spanish company.

(c)   Disposals of New Banco Santander Shares

No charge to Spanish tax will arise to an Abbey Shareholder on a disposal of New Banco Santander Shares provided that the relevant formalities set out below are complied with.

No liability to Spanish transfer tax will arise in respect of any transfer of the New Banco Santander Shares.

No liability to Spanish transfer tax will arise in respect of the paperless transfer of a Banco Santander CDI within CREST, or in respect of any other transfer of an interest in the New Banco Santander Shares in dematerialised form, for example by way of book entry transfer through the Iberclear system.

Any Abbey Shareholder who disposes of New Banco Santander Shares by way of sale or gift and realises a capital gain on that disposal is required by Spanish law to file a tax return (Form 210) with the Spanish tax authority (Agencia Estatal de Administración Tributaria) within one month of the date of disposal declaring the gain made on the disposal. For the purpose of calculating the capital gain, the acquisition price of each New Banco Santander Share should be the value attributed to each Abbey Share under the Scheme. In the case of a sale or gift the disposal proceeds are normally the listed price of the shares (but special rules may apply in certain circumstances). In order for the Abbey Shareholder to benefit from the exemption from Spanish tax in relation to the gain on the disposal provided in the double taxation treaty between the United Kingdom and Spain, such tax return must be accompanied by a certificate obtained from the United Kingdom Inland Revenue stating that, to the best of their knowledge, the relevant Abbey Shareholder is tax resident in the United Kingdom for the purposes of the double taxation treaty between Spain and the United Kingdom. For Spanish tax purposes, such certificates are valid for one year from the date on which they are issued.

As explained in Section 11 of this Part 3, Banco Santander has indicated to Abbey that Abbey Shareholders who use the free share dealing facility and who are resident in the UK for the purposes of the double taxation treaty between Spain and the United Kingdom will be provided with a substantially pre-completed Form 210, together with a translation of the Form 210 into English and a letter addressed to the UK Inland Revenue requesting the issue of an appropriate tax certificate. The Form 210 may also be downloaded from the Spanish tax authority’s website at www.aeat.es on the “Modelos y Formularios” section. The Abbey Shareholder’s tax representative in Spain (if any) is also entitled to carry out the filing on behalf of the Abbey Shareholder. Banco Santander is in discussions with the relevant tax authorities to see whether this process can be simplified.

For other Abbey Shareholders, Abbey understands from Banco Santander that it intends (once it has had discussions with the relevant tax authorities) to make available in English (on the Banco Santander website and by post if requested) guidance on how to obtain and complete Form 210 together with a translation of Form 210 into English.

(d)  Spanish Wealth Tax

Abbey Shareholders will not be charged to Spanish Wealth Tax on their holding of New Banco Santander Shares.

PART 3:  EXPLANATORY STATEMENT

(e)   Spanish Inheritance and Gift Tax

A transfer of New Banco Santander Shares on death to a beneficiary who is an individual may be subject to Spanish Inheritance and Gift Tax, depending on the circumstances of the beneficiary.

Generally, where the beneficiary is the spouse, child, adopted child, grandchild, parent or grandparent of the deceased the transfer will be exempt from Spanish Inheritance and Gift Tax provided that the value of the New Banco Santander Shares together with any other Spanish assets inherited by that beneficiary from the deceased, does not exceed €15,956. This threshold may be increased in the case of certain beneficiaries under the age of 21. To the extent that the threshold is exceeded, Spanish Inheritance and Gift Tax will be chargeable at progressive rates ranging from 7.65% to 34% (depending on the total value of Spanish assets transferred to that beneficiary) on the excess. A higher effective tax rate may apply if, at the time of such transfer, the beneficiary owns assets subject to Spanish Wealth Tax worth over €402,678 (excluding the New Banco Santander Shares being transferred). Where the beneficiary is resident in the United Kingdom for the purposes of the double taxation treaty between the United Kingdom and Spain (under United Kingdom tax law this will include individuals who are resident or ordinarily resident only in the United Kingdom for tax purposes), the beneficiary’s assets which are subject to Spanish Wealth Tax will generally be limited to real estate located in Spain and assets attributable to a Spanish permanent establishment.

Where the beneficiary is within one of a number of other classes of relative specified by Spanish law, the relevant threshold is €7,993. For other beneficiaries there is no exempt amount. In each such case higher effective rates of tax may be payable depending on the relationship between the beneficiary and the deceased and the value of Spanish assets owned by the beneficiary.

A transfer of New Banco Santander Shares by way of gift to a beneficiary who is an individual is subject to Spanish Inheritance and Gift Tax in the same manner as it would be if it were a transfer on death, save that there are no applicable thresholds beneath which transfers do not attract tax for the recipient.

A transfer of New Banco Santander Shares on death or by gift to a company which is resident in the United Kingdom for the purposes of the double taxation treaty between the United Kingdom and Spain (under United Kingdom tax law this will include companies which are resident only in the United Kingdom for tax purposes) and does not have a permanent establishment in Spain with which the New Banco Santander Shares are connected, will not be subject to Spanish tax for the recipient.

A beneficiary of New Banco Santander Shares transferred on death will be required to report such transfer within 6 months of the date of death in accordance with the applicable formalities under Spanish law, which will involve the submission of certain documentation to the Spanish tax authority (Agencia Estatal de Administración Tributaria). The beneficiary will be required to appoint a representative in Spain for the purposes of administering this tax.

A recipient of New Banco Santander Shares transferred by way of gift will be required to comply with similar formalities to those described in the previous paragraph under Spanish law within one month of the date of the gift.

Any beneficiary or recipient who is in any doubt as to their obligations should consult a professional adviser.

Where a transfer of New Banco Santander Shares gives rise to a charge to Spanish Inheritance and Gift Tax, under United Kingdom tax law the amount of Spanish tax paid can generally be offset against the amount of UK inheritance tax (if any) which is attributable to the value of those shares (see further Section 18(c)(iii) of this Part 3).

(f)   Compliance

In certain circumstances, the Spanish tax authorities can impose penalties for failure to comply with the Spanish tax requirements referred to in Sections 19(c) and 19(e) above. Such penalties may in certain cases be based on the amount of tax payable. Failure to file Form 210 as described in section 19(c) can give rise to a €100 fine which may increase to €200 if the Form 210 is not filed before a demand has been issued by the Spanish tax authority.

20.   United States federal income tax

The receipt of New Banco Santander Shares or New Banco Santander ADSs in exchange for Abbey Shares or Abbey ADSs pursuant to the Scheme will not qualify for tax-free rollover treatment for US tax purposes. As a result, individual holders who are US citizens or residents, and other holders that are subject to US taxation in respect of Abbey Shares or Abbey ADSs, generally will recognise a taxable gain or loss. The gain or loss will be measured by reference to the difference between the value of the New Banco Santander Shares or New Banco Santander ADSs received by the holder and the holder’s tax basis in the Abbey Shares or Abbey ADSs surrendered in exchange therefor. Such gain or loss will constitute a capital gain or loss to the extent the Abbey Shares or

PART 3:  EXPLANATORY STATEMENT

Abbey ADSs were held as capital assets, and will be long-term capital gain or loss if the Abbey Shares or Abbey ADSs were held for more than one year. Because the Scheme does not provide for the payment of any cash consideration (the treatment of the special dividend of 25 pence together with the 6 pence for dividend differential is discussed below), a taxable US holder that recognises a gain generally will not receive cash proceeds sufficient to satisfy the US taxes payable in respect of that gain.

The special dividend of 25 pence together with the 6 pence for dividend differential should be treated as a dividend for US tax purposes (and as a “qualified dividend income” for purposes of the reduced US tax rate applicable to certain dividends received by individual holders), and should not be treated as part of the amount realised for purposes of measuring taxable gain or loss. Capital losses generally cannot be applied to offset dividend income for US tax purposes. Accordingly, a US holder that recognises a capital loss on the cancellation of Abbey Shares or Abbey ADSs pursuant to the Scheme would not be able to apply that loss to reduce taxes payable in respect of the special dividend.

From the perspective of a US holder, the principal tax difference between the New Banco Santander Shares or New Banco Santander ADSs that will be issued and the Abbey Shares or Abbey ADSs that will be cancelled pursuant to the Scheme is that dividends paid by Banco Santander are subject to a 15% withholding tax that did not apply to dividends paid by Abbey. The double taxation treaty between the United States and Spain does not generally reduce the rate of that tax.

Spanish tax withheld from dividends received by a US holder will be eligible for credit against the holder’s US tax liability, or may be claimed as a deduction, subject in each case to generally applicable US tax rules governing the availability of credits or deductions for foreign taxes. A US holder that is not subject to US federal income taxation, or is not in a position to make effective use of foreign tax credits, will not derive any US tax benefit in respect of the Spanish withholding tax.

The preceding discussion is intended as a summary under current law of the principal US federal income tax considerations relevant to US holders, and does not address the tax treatment of US holders that are subject to special rules. Holders should consult their own tax advisers regarding the tax consequences of the Scheme in light of their own particular circumstances.

21.   Spanish tax for US residents

The comments set out below summarise certain Spanish taxation consequences of the implementation of the Scheme for Abbey Shareholders. They are based on current Spanish law and practice. They are intended as a general guide and apply only to Abbey Shareholders who are resident in the United States for the purposes of, and entitled to the benefits of, the double taxation treaty between the United States and Spain, who are the absolute beneficial owners of their Abbey Shares or, as the case may be, New Banco Santander Shares, and who do not carry on business through a permanent establishment in Spain with which their holdings of Abbey Shares or, as the case may be, New Banco Santander Shares are effectively connected. Any Abbey Shareholders who do not fall within the above description or who are in any doubt as to their taxation position in respect of the Scheme should consult their own professional advisers immediately. In addition, these comments do not apply to any Abbey Shareholders who own or control (or who would as a result of the implementation of the Scheme own or control), directly or indirectly, at least twenty five per cent. of the share capital or voting rights of Banco Santander.

A holder of Banco Santander CDIs or New Banco Santander ADSs will be treated for Spanish tax purposes as the holder of New Banco Santander Shares.

(a)  Spanish tax consequences of the Scheme

No charge to Spanish tax will arise to Abbey Shareholders in respect of the cancellation of their Abbey Shares or the receipt by them of the New Banco Santander Shares issued by Banco Santander.

No liability to Spanish transfer tax will arise to Abbey Shareholders in respect of the cancellation of the Abbey Shares or in respect of the issue of New Banco Santander Shares.

(b)  Dividends on New Banco Santander Shares

As a general rule, dividends paid on New Banco Santander Shares will be subject to Spanish withholding tax at a rate of 15 per cent. on the gross amount of the dividend. The double tax treaty between the United States and Spain does not reduce the rate of Spanish withholding tax for Abbey Shareholders to whom this section is addressed. Spanish tax withheld from dividends received by a US holder will be eligible for credit against the holder’s US tax liability, or may be claimed as a deduction subject in each case to generally applicable US tax rules governing the availability of credits or deductions for foreign taxes (see further Section 20 of this Part 3).

PART 3:  EXPLANATORY STATEMENT

Abbey Shareholders will not be required to file a Spanish tax return in respect of dividends received on the New Banco Santander Shares from which tax is withheld as described in the preceding paragraph.

(c)   Disposals of New Banco Santander Shares

No charge to Spanish tax will arise to an Abbey Shareholder on a disposal of New Banco Santander Shares provided that the relevant formalities set out below are complied with.

No liability to Spanish transfer tax will arise in respect of any transfer of the New Banco Santander Shares.

No liability to Spanish transfer tax will arise in respect of the paperless transfer of a Banco Santander CDI within CREST, or in respect of any other transfer of an interest in the New Banco Santander Shares in dematerialised form, for example by way of book entry transfer through the Iberclear system.

Any Abbey Shareholder who disposes of New Banco Santander Shares by way of sale or gift and realises a capital gain is required by Spanish law to file a tax return (Form 210) with the Spanish tax authority (Agencia Estatal de Administración Tributaria) within one month of the date of disposal declaring the gain made on the disposal. For the purpose of calculating the capital gain, the acquisition price of each New Banco Santander Share should be the value attributed to each Abbey Share under the Scheme. In the case of a sale or gift the disposal proceeds are normally the listed price of the shares (but special rules may apply in certain circumstances). In order for the Abbey Shareholder to benefit from the exemption from Spanish tax in relation to the gain on the disposal provided in the double taxation treaty between the United States and Spain, such tax return must be accompanied by a certificate obtained from the United States Internal Revenue Service stating that, to the best of their knowledge, the relevant Abbey Shareholder is tax resident in the United States for the purposes of the double taxation treaty between Spain and the United States. For Spanish tax purposes, such certificates are valid for one year from the date they are issued. Form 210 may be downloaded from the Spanish tax authorities website at www.aeat.es, under “Modelos y Formularios”. The shareholder’s tax representative in Spain (if any) is also entitled to carry out such filing on behalf of the Abbey Shareholder.

Abbey understands from Banco Santander that it intends (once it has had discussions with the relevant tax authorities) to make available in English (on the Banco Santander website and by post if requested) guidance on how to obtain and complete Form 210 together with a translation of Form 210 into English.

(d)  Spanish Wealth Tax

Individual Abbey Shareholders who own New Banco Santander Shares as at 31st of December of any year will be liable to pay Spanish Wealth Tax on the average market value of the New Banco Santander Shares during the last quarter of such year (the “Average Quarterly Rate”) at marginal rates varying between 0.2% and 2.5% (which will depend on the overall value of the shareholder’s Spanish assets and rights exercisable in Spain). The Average Quarterly Rate will be published annually by the Spanish Ministry of Finance in the Official State Gazette.

Individual Abbey Shareholders who held New Banco Santander Shares as at 31st December in any particular year are required by Spanish law to file a tax return (Form D-714) between 1st May and 30th June of the following year. Form D-714 may be downloaded from the Spanish tax authorities website at www.aeat.es, under “Modelos y Formularios”. The shareholder’s tax representative in Spain (if any) may carry out the filing on behalf of the Abbey Shareholder.

(e)   Spanish Inheritance and Gift Tax

A transfer of New Banco Santander Shares on death to a beneficiary who is an individual may be subject to Spanish Inheritance and Gift Tax, depending on the circumstances of the beneficiary.

Generally, where the beneficiary is the spouse, child, adopted child, grandchild, parent or grandparent of the deceased the transfer will be exempt from Spanish Inheritance and Gift Tax provided that the value of the New Banco Santander Shares together with any other Spanish assets inherited by that beneficiary from the deceased, does not exceed €15,956. This threshold may be increased in the case of certain beneficiaries under the age of 21. To the extent that the threshold is exceeded Spanish Inheritance and Gift Tax will be chargeable at progressive rates ranging from 7.65% to 34% (depending on the total value of Spanish assets transferred to that beneficiary) on the excess. A higher effective tax rate may apply if, at the time of the transfer, the beneficiary owns assets subject to Spanish Wealth Tax worth over €402,678 (excluding the New Banco Santander Shares being transferred). The beneficiary’s assets which are subject to Spanish Wealth Tax will generally include all assets located and rights exercisable in Spain.

PART 3:  EXPLANATORY STATEMENT

Where the beneficiary is within one of a number of other classes of relative specified by Spanish law, the relevant threshold is €7,993. For other beneficiaries there is no exempt amount. In each such case higher effective rates of tax may be payable depending on the relationship between the beneficiary and the deceased and the value of Spanish assets owned by the beneficiary.

A transfer of New Banco Santander Shares by way of gift to a beneficiary who is an individual is subject to Spanish Inheritance and Gift Tax in the same manner as it would be if it were a transfer on death save that there are no applicable thresholds beneath which transfers do not attract tax for the recipient.

A transfer of New Banco Santander Shares on death or by gift to a company which is resident in the United States for the purposes of, and entitled to the benefits of, the double taxation treaty between the United States and Spain and does not have a permanent establishment in Spain with which the New Banco Santander Shares are connected will not be subject to Spanish tax for the recipient.

A beneficiary of New Banco Santander Shares transferred on death will be required to report such transfer within 6 months of the date of death in accordance with the applicable formalities under Spanish law, which will involve the submission of certain documentation to the Spanish tax authority (Agencia Estatal de Administración Tributaria). The beneficiary will be required to appoint a representative in Spain for the purposes of administering this tax.

A recipient of New Banco Santander Shares transferred by way of gift will be required to comply with similar formalities to those described in the previous paragraph under Spanish law within one month of the date of the gift.

Any beneficiary or recipient who is in any doubt as to their obligations should consult a professional adviser.

(f)   Compliance

In certain circumstances, the Spanish tax authorities can impose penalties for failure to comply with the Spanish tax requirements referred to in Sections 21(c), 21(d) and 21(e). Such penalties may in certain cases be based on the amount of tax payable. Failure to file Form 210 as described in Section 21(c) can give rise to a €100 fine which may increase to €200 if Form 210 is not filed before a demand has been issued by the Spanish tax authority.

22.   Overseas shareholders

The implications of the Acquisition for persons resident in, or citizens of, jurisdictions outside the United Kingdom and the US (“Overseas Shareholders”) may be affected by the laws of the relevant jurisdiction. Such Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Overseas Shareholder to satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required and the payment of any issue, transfer or other taxes due in such jurisdiction.

In any case where Banco Santander is advised that the delivery of New Banco Santander Shares would or may infringe the laws of any jurisdiction outside the United Kingdom, the US or Spain or would or may require Banco Santander to comply with an impossible or unduly onerous requirement, the Scheme provides that such New Banco Santander Shares may, at the discretion of Banco Santander, either (i) be delivered to a nominee and then sold or (ii) delivered to the relevant Overseas Shareholder and sold on his or her behalf, in each case with the net proceeds of sale being remitted to the Overseas Shareholder. Any such proceeds shall be remitted by way of cheque to the relevant Overseas Shareholder within seven days after such sale.

This document and the accompanying documents have been prepared for the purpose of complying with English law, the City Code and the applicable rules of the UK Listing Authority and the London Stock Exchange. This document and the Conditions and further terms set out in this document are governed by English law and are subject to the jurisdiction of the English courts save for the Subscription Agreement set out in Appendix A to this Part 3, which is governed by Spanish law but subject to the jurisdiction of the English courts. Therefore, the information disclosed in this document may not be the same as that which would have been disclosed if this document had been prepared for the purpose of complying with the registration requirements of the Securities Act or in accordance with the laws and regulations of any other jurisdiction.

A Spanish prospectus will be registered by the CNMV and made public before the New Banco Santander Shares are issued.

Abbey Shareholders should be aware that fluctuations in foreign exchange rates may affect the value of their investment if the currency of their jurisdiction is different to that in which their investment is denominated.

PART 3:  EXPLANATORY STATEMENT

(a)  United States

The New Banco Santander Shares have not been and will not be registered under the Securities Act in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Such New Banco Santander Shares and New Banco Santander ADSs should not be treated as “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act and may be resold by former holders of Abbey Shares or Abbey ADSs (other than certain affiliates as described below) without restriction under the Securities Act.

For the purpose of establishing the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof, Abbey will advise the Court at the First Court Hearing that its sanctioning of the Scheme will be relied upon by Abbey and Banco Santander for such purpose as an approval of the Scheme following a hearing on the fairness of the terms and conditions of the Scheme to Abbey Shareholders, at which hearing all such holders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme.

Under US federal securities laws, an Abbey Shareholder or holder of Abbey ADSs who is an affiliate of Abbey prior to, or will be an affiliate of Banco Santander after, the Effective Date will be subject to certain US transfer restrictions relating to New Banco Santander Shares and/or New Banco Santander ADSs received under the Scheme. Such New Banco Santander Shares and New Banco Santander ADSs may not be sold without registration under the Securities Act, except pursuant to any available exemptions from the registration requirements or in a transaction not subject to such requirements (including a transaction that satisfies the applicable requirements for resales outside the US pursuant to Regulation S under the Securities Act). Whether a person is an affiliate of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers and directors and significant shareholders. An Abbey Shareholder or holder of Abbey ADSs who believes that he or she may be an affiliate of Banco Santander or Abbey should consult his or her own legal advisers prior to any sales of New Banco Santander Shares and/or New Banco Santander ADSs received pursuant to the Scheme.

(b)  Australia

This document has not been, and will not be, lodged with the Australian Securities and Investments Commission as a disclosure document for the purpose of Australia’s Corporations Act 2001 (Cwlth).

New Banco Santander Shares issued to Abbey Shareholders, in the manner set out in this document, as a result of the Scheme may not be offered for sale in Australia for at least 12 months after their issue, except in circumstances where disclosure to investors is not required under Chapter 6D of Australia’s Corporations Act 2001 or unless a compliant disclosure document is produced.

(c)   Malta

The contents of this document have been approved by CPL for the purposes of article 11(1)(b) of the ISA. CPL’s approval is necessary since this document, or parts hereof, could be construed as an “investment advertisement” in terms of the ISA. In terms of article 11(1)(b) of the ISA, no person may issue or cause to be issued an investment advertisement in or from within Malta unless its contents have been approved by a licence holder under the ISA. CPL is licensed to conduct investment services business by the Malta Financial Services Authority and qualifies as a licence holder under the ISA.

This document does not constitute a “prospectus” for the purposes of the Maltese Companies Act 1995, or of the ISA, or of any directives, guidelines or regulations issued thereunder. Accordingly, this document is not required to comply with the rules and procedures applicable to prospectuses under the Maltese Companies Act 1995, Chapter 386 of the Laws of Malta or the ISA. Maltese law does not require the registration of the document with, or its review or approval by, any public body or authority in Malta.

Certain tax consequences and liabilities in connection with the Acquisition may arise for those Abbey Shareholders who are residents of Malta. Accordingly such shareholders are urged to seek professional advice from independent professional tax consultants on both Maltese and any other tax legislation which may be applicable to them.

(d)  Canada

The New Banco Santander Shares that are being distributed to Abbey Shareholders that reside in a province of Canada other than Quebec are being distributed under an exemption from the registration and prospectus requirements of Canadian provincial securities laws. Banco Santander will apply for a ruling or order of the Financial Markets Authority in the Province of Quebec to exempt the issuance of New Banco Santander Shares from the prospectus and registration requirements of Quebec securities legislation. The issuance of New Banco Santander Shares to Abbey Shareholders resident in Quebec is conditional, among other things, upon the receipt of such ruling or order.

PART 3:  EXPLANATORY STATEMENT

The provincial securities laws in all provinces of Canada, other than Quebec, require the first trade in the New Banco Santander Shares to be made through an exchange, or a market, outside of Canada or to a person or company outside of Canada or otherwise on a prospectus exempt basis under such laws. In addition, when selling the shares, holders resident in a province of Canada other than Quebec must use a dealer appropriately registered in such province or rely on an exemption from the registration requirements of such province. If a holder requires advice on any applicable prospectus or registration exemption, the holder should consult its own legal adviser. Banco Santander will apply for a ruling or order of the Financial Markets Authority in the Province of Quebec to exempt the first trade or resale of New Banco Santander Shares issued to Abbey Shareholders resident in the Province of Quebec from the prospectus and registration requirements of Quebec securities legislation.

(e)   Italy

The Scheme has not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to Italian applicable securities laws and implementing regulations. Absent such an approval, no transaction aimed at the exchange of securities can be offered to the public in the Republic of Italy. This document, and its accompanying documents, have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been, and can be, carried out in the Republic of Italy. This document, the notices for the Court Meeting and the Abbey EGM and any accompanying or related document, may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or person or entity in the Republic of Italy.

(f)   Malaysia

This document does not constitute an offer or invitation to persons in Malaysia in relation to New Banco Santander Shares. No approval of the Securities Commission of Malaysia is, or will be, obtained for the issue of the New Banco Santander Shares and this document will not be registered with the Securities Commission of Malaysia as a prospectus. This document, the notices convening the Court Meeting and the Abbey EGM and any accompanying or related documents may not be mailed, distributed, disseminated or otherwise disclosed to any persons in Malaysia.

(g)  Other jurisdictions

In Luxembourg and Portugal this document will only be distributed by Abbey — it may only be distributed in Luxembourg to Abbey Shareholders in circumstances that do not constitute a public offer of securities under the laws of Luxembourg and in Portugal it may only be distributed in circumstances that do not amount to an offer of securities pursuant to the Portuguese Securities Code.

PART 3:  EXPLANATORY STATEMENT

23.   Action to be taken

Your attention is drawn to paragraph 5 of Part 2 (Letter from the Chairman of Abbey) to this document, which explains the action you should take in relation to the Scheme and the Acquisition.

24.   Further information

The terms of the Scheme are set out in full in Part 13 (The Scheme of Arrangement) of this document. Your attention is also drawn to the further information contained in this document which forms part of this explanatory statement.

Yours faithfully,

SIMON ROBEY

Managing Director
For and on behalf of
Morgan Stanley & Co. Limited

PART 3:  EXPLANATORY STATEMENT

APPENDIX A TO PART 3 (EXPLANATORY STATEMENT)

SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT

between
BANCO SANTANDER CENTRAL HISPANO, S.A.
the ABBEY SHAREHOLDERS (as defined below)
and
EC Nominees Limited

[London], [Effective Date] 2004

PART 3:  EXPLANATORY STATEMENT

In [London], on [insert Effective Date], 2004

THE PARTIES

I.	On the one side, Banco Santander Central Hispano, S.A., incorporated under the laws of Spain, with registered office in Santander (Spain), Paseo de Pereda, numbers 9 to 12, and tax identification number (CIF) is A-39.000.013 (“Banco Santander”).

Banco Santander is duly represented by [ ], by virtue of [ ].

II.	On the other side, the Abbey Shareholders (as defined in Clause 1 below).

The Abbey Shareholders are duly represented by [ ], appointed pursuant to and upon the Scheme (as defined in Clause 1) becoming effective in accordance with Paragraph 1 of the Scheme.

III.	On the third side, EC Nominees Limited (“EC Nominees”), incorporated in England and Wales with registered number 2020401 and having its registered office at Watling House, 33 Cannon Street, London EC4M 5SB.

EC Nominees is duly represented by [ ], by virtue of [ ].

WHEREAS

I.	Banco Santander and Abbey (as defined in Clause 1 below) have reached an agreement on the terms of an acquisition by Banco Santander of Abbey, which is to be implemented by way of the Scheme (as defined in Clause 1 below).

II.	In an extraordinary general shareholders meeting held on 21 October 2004, Banco Santander has approved the issuance of the New Banco Santander Shares (as defined in Clause 1 below), which are to be issued and allocated to EC Nominees on behalf of the Abbey Shareholders through the settlement procedure established herein. The issuance of the New Banco Santander Shares has been verified by the Spanish Comisión Nacional del Mercado de Valores and has received all applicable regulatory approvals and clearances.

III.	In accordance with Paragraph 1 of the Scheme, [ ] has been appointed to execute this subscription agreement (governed by Spanish law) for the New Banco Santander Shares (as defined in Clause 1 below) on behalf of the Abbey Shareholders.

IV.	The Scheme has been fully implemented on the date hereof.

Now, therefore, Banco Santander, the Abbey Shareholders and EC Nominees enter into this Subscription Agreement, which shall be governed by the following.

CLAUSES

1.     Definitions

“Abbey” means Abbey National plc, incorporated in England and Wales with registered number 2294747 and having its registered office at Abbey National House, 2 Triton Square, Regent’s Place, London, NW1 6AN;

“Abbey ADSs” means American Depositary Shares of Abbey, each representing two Abbey Shares and “Abbey ADS” means any one of them;

“Abbey Articles” means the articles of association of Abbey in force from time to time;

“Abbey Deposit Agreement” means the deposit agreement dated 2 March 1995 between Abbey, the Abbey Depositary and owners and holders from time to time of the American Depositary Receipts evidencing the Abbey ADSs;

“Abbey Depositary” means The Bank of New York or any successor thereto under the Abbey Deposit Agreement;

“Abbey EGM” means the extraordinary general meeting of the Holders of Abbey Shares convened in connection with the Scheme or any adjournment thereof;

“Abbey Shareholder” means a Holder of Scheme Shares at the Scheme Record Time;

“Abbey Shares” means the ordinary shares of 10 pence each in the capital of Abbey and “Abbey Share” means any one of them;

“Acquisition” means the acquisition by Banco Santander of Abbey, by means of the Scheme;

PART 3:  EXPLANATORY STATEMENT

“Banco Santander ADS Depositary” means JP Morgan Chase Bank as successor to Morgan Guaranty Trust Company of New York;

“Banco Santander ADSs” means American Depositary Shares of Banco Santander, each representing one Banco Santander Share and “Banco Santander ADS” means any one of them;

“Banco Santander Shares” means shares of € 0.50 each in the capital of Banco Santander and “Banco Santander Share” means any one of them;

“Business Day” means a day (excluding Saturdays, Sundays and United Kingdom public holidays) on which banks are generally open for business in London;

“CDI” means a CREST depository interest representing an entitlement to a share, general details of CREST depository interests being contained in the CREST International Manual (July 2004);

“Companies Act” means the Companies Act 1985 of England and Wales, as amended;

“Court” means the High Court of Justice in England and Wales;

“Court Meeting” means the meeting of the Holders of Abbey Shares as convened by order of the Court under section 425 of the Companies Act or any adjournment thereof;

“CREST” means a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is operator (as defined in the CREST Regulations);

“CRESTCo” means CRESTCo Limited;

“CREST Regulations” means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);

“Effective Date” means the date on which an office copy of the Second Court Order has been delivered by Abbey to the Registrar of Companies of England and Wales for registration and is registered by him, which is the date hereof;

“Euroclear” means Euroclear Bank S.A./N.V., as operator of the Euroclear system;

“Holder” means a registered holder;

“Iberclear” means the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores;

“New Abbey Shares” means the new ordinary shares of 10 pence each in the capital of Abbey to be created in accordance with the Scheme;

“New Banco Santander ADSs” means the Banco Santander ADSs to be issued and delivered pursuant to the terms of the Acquisition;

“New Banco Santander Shares” means the Banco Santander Shares to be issued (credited as fully paid) and delivered pursuant to the terms of the Acquisition;

“Scheme” means the scheme of arrangement under section 425 of the Companies Act between Abbey and the Abbey Shareholders subject to any modification, addition or condition approved or imposed by the Court;

“Scheme Record Time” means 4.30 p.m. London time on the Effective Date;

“Scheme Shares” means the Abbey Shares

(i)	in issue at the time of the Scheme;

(ii)	(if any) issued after the date of the Scheme and prior to the Voting Record Time; and

(iii)	(if any) issued at of after the Voting Record Time and prior to the Scheme Record Time, on terms that the Holder thereof shall be bound by the Scheme or, in the case of any such shares issued prior to the adoption of the amendment to the Abbey Articles to be adopted at the Abbey EGM, in respect of which the Holder thereof shall have agreed in writing to be bound by the Scheme;

“Second Court Order” means the order of the Court confirming under section 137 of the Companies Act the reduction of capital provided for by the Scheme;

“Subscription Agreement” means this agreement; and

“Voting Record Time” means 6.00 p.m. London time on the day prior to the day immediately before the Court Meeting at which the Scheme is approved or, in the case of an adjournment of the Court Meeting, 6.00 p.m. London time on the day two days preceding the date of the adjourned Court Meeting.

PART 3:  EXPLANATORY STATEMENT

2.     Subscription

EC Nominees hereby subscribes, on behalf of the Abbey Shareholders, for the New Banco Santander Shares.

3.     Consideration

The Abbey Shareholders, Banco Santander and EC Nominees agree that the cancellation of the Scheme Shares on terms that the reserves arising on cancellation of such shares is applied in paying up the New Abbey Shares issued to Banco Santander satisfies the consideration for the New Banco Santander Shares.

4.     Execution of Banco Santander share capital increase

Banco Santander will issue and allocate the New Banco Santander Shares to EC Nominees on behalf of the Abbey Shareholders on the date hereof immediately after signing of this Subscription Agreement.

5.     Settlement

In respect of the issuance and allocation to it of the New Banco Santander Shares, EC Nominees will be registered with Santander Central Hispano Investment, S.A., as participating entity of Iberclear, (“SCHI”) as the holder of the New Banco Santander Shares. EC Nominees shall (i) at the direction of the Abbey Depositary, direct SCHI that the Banco Santander ADS Depositary be registered with SCHI as the holder of the number of New Banco Santander Shares to which the Abbey Depositary is entitled under the Scheme in order for the Banco Santander ADS Depositary to issue such number of New Banco Santander ADSs to which holders of Abbey ADSs are entitled; and (ii) hold the interest in the remaining New Banco Santander Shares issued to EC Nominees on the date hereof on trust (as bare trustee under English law) for Euroclear, which shall credit that interest for the account of CREST Depository Limited’s nominee, CREST International Nominees (Belgium) Limited, in Euroclear so that the Abbey Shareholders (other than the Abbey Depositary) receive entitlements in respect of the New Banco Santander Shares through CDIs issued by CREST Depository Limited, which will hold said interest in the New Banco Santander Shares in accordance with the CREST International Manual and as bare trustee for such Abbey Shareholders under English law, all in accordance with the arrangements referred to in Section 9 of Part 3 (Explanatory Statement) of the document sent to Abbey Shareholders and holders of Abbey ADSs containing the Scheme.

6.     Governing Law

This Subscription Agreement shall be governed by Spanish law.

7.     Jurisdiction

The English Courts shall have exclusive jurisdiction in relation to any dispute arising in respect of this Subscription Agreement.

As an expression of their consent, the parties initialise every page and sign at the bottom of the three (3) copies of this Agreement, at the place and on the date indicated above.

BANCO SANTANDER CENTRAL HISPANO, S.A.	The ABBEY SHAREHOLDERS

Mr. [ ]	Mr. [ ]
[ ]	[ ]

EC NOMINEES LIMITED
By

Mr. [ ]
[ ]

PART 4

INFORMATION ON BANCO SANTANDER

1.     Information on Banco Santander

Banco Santander is the holding company of a group of banking and financial companies that operates through a network of offices and subsidiaries across Spain and other European (including in Austria, Czech Republic, Germany, Hungary, Italy, Portugal, Poland and Norway) and Latin American countries. As at 31 December 2003, the Banco Santander Group was the second largest banking group in the Euro zone by market capitalisation with a market capitalisation of €44.8 billion, stockholders’ equity of €18.0 billion and total assets of €351.8 billion. Banco Santander had an additional €108.9 billion in mutual funds, pension funds and other assets under management at that date. For the financial year ended 31 December 2003, the Banco Santander Group reported net attributable income of €2.6 billion. At that date, it employed approximately 103,000 people, some 66 per cent. of whom worked outside of Spain, had approximately 9,200 branches and had some 41 million customers worldwide. Last year Banco Santander delivered its highest profit ever — €2.6 billion (£1.8 billion)(1). Between 1994 and 2003, Banco Santander has delivered more than 10 per cent. compound annual dividend growth in Spanish peseta and euro to its shareholders. The accumulated return on Banco Santander Shares between the end of 1994 and the end of 2003 was 377 per cent. compared to an accumulated return for the FTSE 100 index of 94 per cent. over the same period.

Founded in 1857, Banco Santander has developed into a leading financial services group both in Spain and internationally. In Latin America, Banco Santander is the leading banking franchise with majority shareholdings in banks in Argentina, Bolivia, Brazil, Chile, Colombia, Mexico, Puerto Rico, Uruguay and Venezuela. As of 31 December 2003, Banco Santander managed a commercial banking business in Latin America with total assets of €76.6 billion, off-balance sheet funds of €27.8 billion, approximately 52,000 employees and approximately 3,800 branches. The Banco Santander Group also owns the fourth largest financial group in Portugal, as well as Santander Consumer, one of the largest consumer finance franchises in Germany, Italy and other European countries.

Banco Santander has four main business areas where its commercial banking activity is complemented by global businesses: asset management and private banking, corporate banking, investment banking and treasury.

The European Commercial Banking area, which accounted for approximately 52 per cent. of Banco Santander’s profits in 2003, covers the banking activities of the different networks and specialised units in Europe. It includes four units: Banco Santander Central Hispano Commercial Banking, Banesto, European Consumer Finance and Portugal.

The Commercial Banking Latin America area, which accounted for approximately 32 per cent. of Banco Santander’s profits in 2003, covers the universal banking activities in Latin America conducted through Banco Santander’s subsidiary banks and finance companies.

The Asset Management and Private Banking area, which accounted for approximately 9 per cent. of Banco Santander’s profits in 2003, covers asset management, pension and mutual funds and bancassurance and private banking, including those activities carried out with clients through specialised units in Spain and abroad.

The Global Wholesale Banking area, which accounted for approximately 7 per cent. of Banco Santander’s profits in 2003, covers corporate banking activities in Spain and Europe, treasury activities in Madrid and New York and investment banking principally in Spain, Portugal, Latin America and New York.

Further information on Banco Santander is set out in Part 11 (Additional Information) of this document.

2.     Background to and Banco Santander’s reasons for the Acquisition

The Banco Santander Board believes that a combination of Abbey with Banco Santander will create a premier international banking franchise. The Banco Santander Board believes that this merger will leverage Banco Santander’s retail banking skills which have been developed in multiple geographies to improve Abbey’s banking business in the UK.

Over the past decade, Banco Santander has built an international retail bank. In Europe, Banco Santander has the largest retail bank in Spain (an 18 per cent. deposit market share), and the third largest in Portugal (11 per cent. deposit market share). Banco Santander has consumer finance

(1)	Based on an average exchange rate during 2003 of Euro 1.44547: £1.

PART 4:  INFORMATION ON BANCO SANTANDER

operations in Germany, Italy, Scandinavia and Poland. In Latin America, Banco Santander has operations in Chile (18 per cent. deposit market share), in Mexico (a 14 per cent. deposit market share), and in Brazil (a 4.1 per cent. deposit market share).

The Banco Santander Board believes that a combination of Banco Santander and Abbey will create a well diversified, international retail bank. Retail banking will represent approximately 85 per cent. of combined revenues(2), a higher percentage than most of the other largest banks. The bank will have a well diversified earnings mix coming from high growth and mature, stable economies: 47 per cent. Euro zone, 21 per cent. UK and 31 per cent. Latin America. Over 90 per cent. of the combined loan portfolio will be in countries rated “AA” or better by Standard & Poor’s. The management of Banco Santander believes that this retail focus, coupled with geographic diversity will produce attractive growth and enhance returns.

The acquisition of Abbey by Banco Santander is expected to create the tenth largest bank in the world in terms of market capitalisation and the fourth largest bank in Europe(3).

The Banco Santander Board believes that UK retail banking is an attractive market in a European context. The UK is Europe’s second largest economy and has a stable macroeconomic environment and a profitable banking industry by return on equity standards. The Banco Santander Board considers Abbey to be an attractive platform through which to penetrate the UK market and believes that it can grow the franchise through improved efficiency and greater leverage of Abbey’s customer relationships.

Abbey has a large distribution system with 740 branches in the UK and telephone and internet channels, as well as relationships with financial intermediaries. Through these channels, Abbey has access to 17.8 million customers. Abbey is the second largest residential mortgage provider in the UK with an 11 per cent. market share and has the sixth largest share of the current account market.

Banco Santander has a proven track record of integrating acquisitions in the past, and has successfully completed 18 relevant acquisitions over the last 10 years. In Spain, the cost to income ratio of Banesto (acquired in 1994) decreased from 76.8% in 1995 to 47.2% in 2003. In Portugal, the cost to income ratio of Banco Totta & Acores (acquired in 2000) decreased from 53.1% in 2000 to 43.7% in 2003.

Banco Santander’s Board believes that the proposed transaction will create benefits for Abbey’s customers and create value for both Banco Santander and Abbey shareholders through improvements in Abbey’s customer offering and implementation of technology-based efficiency programmes that Banco Santander has successfully executed in other countries.

3.     Financial benefits of the Acquisition

The Banco Santander Board believes that the combination of Banco Santander and Abbey will create substantial value through both cost reduction and revenue benefits.

Cost savings

Abbey’s management is mid-way through implementation of a restructuring plan. Abbey has sold the vast majority of its higher risk, wholesale assets in the Portfolio Business Unit and has lowered the risk profile of its insurance business. However, in the view of the Banco Santander Board, Abbey PFS’s expense base remains high relative to its peers. The Banco Santander Board believes that it can deliver, through the application of Banco Santander’s skills and technology, additional efficiency cost savings amounting to €450 million per annum, within three years following completion of the transaction. In particular, it expects to be able to deliver €150 million of run-rate cost savings in the first full year, €300 million in the second year and €450 million in the third year.

To achieve its targets for cost savings in 2005 and 2006 (Short Term Tactical Initiatives), Banco Santander has identified 28 specific cost saving initiatives in the following key areas:

IT (€128 million) – Banco Santander believes that significant IT scale benefits can be achieved through the application to Abbey of common management principles and technology platforms. Banco Santander has identified ten separate IT-related initiatives which would be implemented as part of the short term cost reduction programme, prior to the efficiency gains expected to be realised following implementation of Banco Santander’s “Partenon” core banking system (see below). These initiatives will include applying IT management practices and tools already used in Banco Santander’s existing operations, and reducing or stopping investment in projects and processes that will not be aligned with the new IT strategy. Banco Santander also believes that the Enlarged Banco Santander

(2)  Abbey Retail Banking includes only PFS revenues. Based on an aggregation of the 2003 figure for each company.

(3)  Based on the market capitalisation of Banco Santander and Abbey as at 22 July 2004.

PART 4:  INFORMATION ON BANCO SANTANDER

Group will be able to secure purchasing benefits, such as more favourable contractual terms, based on its already negotiated agreements with global IT providers and greater economies of scale.

Customer Operations (€83 million) – Banco Santander has identified five customer operations related initiatives which would be implemented as part of the short term cost reduction programme. Intended cost savings in this area include accelerating Abbey’s existing plans to downsize UK sites dealing with back office functions and revisiting the current outsourcing arrangements.

Sales (€45 million) – Since Banco Santander has practically no UK presence and no UK branch network, the acquisition of Abbey will not give rise to branch duplication. Banco Santander is rather seeking to protect and grow customer-facing areas. Despite this, Banco Santander believes that it will be able to achieve cost savings by increasing the productivity of Abbey’s branches, concentrating and eliminating administrative workload from the branch offices, increasing efficiency in electronic distribution and increasing the productivity of outbound call centre resources.

Other Areas (€45 million) – Based on its experience of acquiring other retail banks elsewhere in Europe and also in Latin America, Banco Santander has identified a number of further opportunities for cost savings, mainly in connection with central function optimisation, business unit integration and the realignment of business unit resources. These opportunities include a reduction in corporate functions that will not be required once Abbey ceases to be an independent, listed company.

The cost savings that are expected to start to materialise from 2007 onwards will be based primarily on a thorough re-engineering of Abbey’s core systems and processes through the implementation of Banco Santander’s Partenon core banking system, and will imply significant reductions in the size of middle and back office processing areas, improved productivity in branches and improved use of IT infrastructure. Banco Santander estimates that €150 million of cost savings can be derived in 2007 from this initiative. This is in addition to the €300 million of run-rate cost savings expected to arise from the Short Term Tactical Initiatives.

Banco Santander has introduced a similar efficiency programme in Spain that has led to and will continue to result in cost savings in these areas. Banco Santander has also successfully transferred the skills developed during this efficiency programme across national borders to the business in Portugal, with local management implementing these cost savings.

The implementation of the Partenon system will provide additional cost reduction opportunities over the medium term, including:

•	productivity gains in the delivery of end-user applications and a reduction in outsourcing and staffing levels;

•	real time straight-through processing, greatly simplifying operational tasks such as opening, maintaining and closing accounts or unsecured credit scoring; and

•	benefits arising from a new branch teller system expected to improve teller productivity significantly in areas such as alerts, end-of-day closing and controlling errors and to provide opportunities to speed up customer transactions.

In order to achieve these synergies, Banco Santander expects to incur one-off restructuring and investment charges of around €680 million over the three-year period following completion of the Acquisition with approximately €315 million set aside for the delivery of strategic cost savings, approximately €200 million to cover the Short Term Tactical Initiatives and the remainder reflecting contingency planning.

Although Banco Santander believes that the combination of Banco Santander and Abbey can provide enhanced opportunities for employees generally, there will inevitably be some headcount reduction as a result of these initiatives. In order to implement Banco Santander’s plans for Abbey and achieve the stated run-rate cost savings of €450 million in the third year following completion of the transaction, Banco Santander envisages a reduction in the overall number of jobs at Abbey in the order of 3,000. Banco Santander estimates the cost associated with 3,000 redundancies to be approximately €90 million. Banco Santander would, however, make every effort to achieve the reduction in jobs through natural attrition, avoiding where possible compulsory redundancies and, hence, in practice would hope to incur lower redundancy costs. Representatives of Abbey’s recognised trade union will be consulted in relation to proposed redundancies.

The expected cost savings have been estimated on the basis of Abbey’s existing costs, operating structures and business volumes and by reference to current prices, exchange rates and economic conditions and the current regulatory environment.

PART 4:  INFORMATION ON BANCO SANTANDER

Revenue synergies

Following additional analysis, Banco Santander has increased its estimate of the revenue synergies arising from the combination of Banco Santander and Abbey. These synergies, which are described below, are now expected to produce approximately €220 million of earnings before tax by 2007.

Banco Santander expects to generate substantial revenue synergies by accelerating the development of Abbey’s underleveraged franchise. Banco Santander management believes that the volume of Abbey products per customer is well below many of its UK peers and that it can generate significant incremental revenue by:

•	increasing its branch-based sales volumes while maintaining its existing business volume through financial intermediaries. This initiative will facilitate opportunities for the cross-selling of life insurance and general insurance products in particular to customers that acquire their mortgages through branches; and

•	developing the consumer lending and small-to-medium enterprises (“SME”) from Abbey’s portfolio of mortgage customers.

Banco Santander has designed several specific plans aimed to deliver its targeted revenue synergies. Banco Santander believes it can introduce more competitive products in terms of design and value for customers. Banco Santander will endeavour to develop direct marketing campaigns that focus on specific products related to Abbey’s core mortgage lending operation. Banco Santander intends to retrain staff to permit a switch of headcount from the back to the front office where appropriate and to change the balance of staff remuneration to include a higher variable element. In addition, Banco Santander intends to introduce superior IT systems that allow faster loan decisions and more sophisticated customer targeting, based on predictive analysis of the propensity to buy additional products.

Banco Santander believes that the estimated contribution to profit before tax from revenue benefits will occur in the following key areas:

Protection insurance (€29 million) and General Insurance (€45 million) – Banco Santander believes that by increasing the volume of mortgages sold through direct channels (particularly the branch network), it will be able to benefit from a higher take-up rate of insurance products, particularly protection insurance, home insurance and credit insurance, during the mortgage sale process.

Consumer loans (€83 million) – Banco Santander has considerable experience in providing consumer finance both through its branch network and through indirect channels. Banco Santander will implement improved incentive systems and training for staff coupled with more rapid credit scoring systems. Banco Santander believes these initiatives together with Banco Santander’s successful sales culture will better position Abbey to increase the penetration of its customer base and increase average loan balances.

Small-to-medium Enterprises (€63 million) – Abbey’s market share in the SME market is relatively low compared to the size of its branch network and existing banking relationships. Banco Santander intends to focus on increasing sales of SME products in the next three years by targeting principally the SME smaller-scale segment i.e. self-employed and micro-employed and micro companies rather than large-sized SMEs. It intends to leverage its existing mortgage and other relationships with such customers and offer them attractive terms on SME tailored products.

Both the revenue synergies and cost savings are based upon sterling denominated estimates made under UK GAAP which, for the purposes of this document, have been translated into Euros at €1.50545:£1.

The revenue synergies expected by Banco Santander have been estimated on the basis of Abbey’s 2003 revenues, operating structures and business volumes and by reference to current prices, exchange rates and economic conditions and the current regulatory environment.

Banco Santander expects that the Acquisition will be accretive to Banco Santander’s earnings per share including cost and revenue synergies and share repurchases (before exceptional items) from 2006.

*	The statements in this Part 4 as to financial accretion are not intended to mean that Banco Santander’s future earnings or earnings per share for any period will necessarily exceed or match those of any prior year. The foregoing statements as to expected financial accretion and revenue and cost synergies constitute forward looking statements, which are subject to uncertainties and changes in circumstances as described on page 4 of this document. Nothing in this Part 4 should be construed as a profit forecast.

Following the completion of the Acquisition, existing Abbey shareholders will own a significant proportion of Banco Santander and would therefore benefit from the expected synergies.

PART 4:  INFORMATION ON BANCO SANTANDER

Banco Santander anticipates that the Enlarged Banco Santander Group will experience a reduction of its overall cost of capital through an improved globally balanced business mix.

Banco Santander anticipates adjustments to its core capital of around €2.1 billion, including outstanding pension fund liabilities, balance sheet mark-to-market, a reduction in the insurance carrying value and €555 million derived from the impact of the special dividend payable by Abbey to its shareholders on the register of members at the Dividend Record Time. On a combined basis for Banco Santander’s first half 2004 capital ratios, adjusted for the capital changes and the sale of 79 million ordinary shares in RBS outlined below, the core capital ratio would decrease from 6.7 per cent. to 6.1 per cent..

The table below shows the impact of the transaction on the capital ratios of the Enlarged Banco Santander Group as at 30 June 2004, after the adjustments and impact of the special dividend of 25 pence referred to above and including the effect of (a) the preference share issues and redemptions by Banco Santander outlined in Section 4 of this Part 4 below and (b) the sale by Banco Santander of 79 million of its holding of ordinary shares in RBS outlined in Section 9 of this Part 4 below.

Impact on Enlarged Banco Santander Group Capital Ratios(1)(2)

			Banco				Enlarged
	Banco		Santander				Banco
	Santander	Capital	(June 04			Special	Santander
€bn	(June 04)	adjustments(3)	adjusted)	Abbey	Adjustments	Dividend(4)	Group
Risk Weighted Assets (“RWA”)	217.1	0.1	217.2	86.7	—	—	303.9
Core Capital	13.8	0.7	14.5	6.5	(2.1)	(0.6)	18.4
Core Capital (% of RWA)	6.4	—	6.7	7.5	—	—	6.1
Tier 1 Capital	17.6	0.8	18.5	9.5	(2.1)	(0.6)	25.3
Tier 1 Capital (% of RWA)	8.1	—	8.5	10.9	—	—	8.3 (6)
Tier 2 Capital	8.6	1.2	9.9	2.3	0.7 (5)	—	12.8
Total Tier 1 and Tier 2 Capital	26.3	2.1	28.3	11.7	(1.4)	(0.6)	38.1
Total Capital (% of RWA)	12.1	—	13.0	13.5	—	—	12.5 (6)

(1)	Figures relating to Banco Santander are prepared on the basis of Spanish generally accepted accounting principles and relating to Abbey are prepared on the basis of generally accepted accounting principles in the UK. Sterling figures have been converted to euros at an exchange rate of £1 = €1.50545.

(2)	Assumes that the €750 million of preference shares referred to below in Section 4 of this Part 4 have been issued.

(3)	It is assumed that profits from the sale by Banco Santander of 79 million ordinary shares in RBS on 9 September 2004 will qualify as core capital. It is possible, however, that such profits will not qualify as core capital. The effect of this on the pro forma core capital and Total Capital ratios of the Enlarged Banco Santander Group contained in the above table would be to reduce them from 6.1 per cent. and 12.5 per cent. to 5.9 per cent. and 12.4 per cent., respectively.

(4)	Excludes 6 pence dividend differential.

(5)	Investments in financial institutions in excess of 10 per cent. of total capital are deducted from total capital. The increase in Tier 2 (after deductions) is a result of lower deductions owing to the increase in Banco Santander’s total capital following the acquisition of Abbey.

(6)	The effect of the capital issuances referred to in Section 5 of this Part 4 on the pro forma Tier 1 and Total Capital ratios of the Enlarged Banco Santander Group will be to increase them from 8.3 per cent. and 12.5 per cent. to 8.5 per cent. (assuming €500 million of the preference shares referred to in Section 5 of this Part 4 are issued) and 13.1 per cent., respectively.

Further pro forma financial information is set out in Part 8 (Unaudited Pro Forma Financial Information) of this document.

4.     Preference share issue

On 8 September 2004 Banco Santander announced the filing of a prospectus on 7 September 2004 with the CNMV relating to the proposed issuance of €500 million of preference shares. The value of shares to be issued may be increased to up to €750 million at the issuer’s discretion. The issue, which will be guaranteed by Banco Santander, will be made by Santander Finance Capital, S.A. Unipersonal, which is a wholly owned subsidiary of Banco Santander. The preference shares will be exclusively offered to Spanish domiciled retail investors.

Banco Santander intends to use the proceeds raised through this capital placement for general operational purposes. The issue forms part of Banco Santander’s overall capital structure and cost management strategy, aimed at creating a more efficient capital base.

During July 2004, Banco Santander redeemed €1,000 million of outstanding preference shares (BSCH Finance Limited Serie O) and issued €750 million of new preference shares (Santander Finance Capital, S.A. Unipersonal Serie III) both qualifying as Tier 1 Capital. In addition, on 1 September 2004 Banco Santander redeemed a further €332 million of outstanding preference shares (BSCH Finance Limited Serie P) qualifying as Tier 1 Capital.

PART 4:  INFORMATION ON BANCO SANTANDER

5.     Planned capital raising

Banco Santander is currently planning to undertake a Tier I €500 million preference share issue and a Lower Tier II €1 billion subordinated debt issue, both of which are to be issued by wholly owned subsidiaries of, and guaranteed by, Banco Santander. It is possible that the issuer will be able to increase the value of the Tier I issue to up to €750 million. It is proposed that the Tier I issue will be listed on one or more of the stock exchanges of Luxembourg, Amsterdam and Frankfurt. The Lower Tier II issue is expected to be listed on the Luxembourg Stock Exchange only. It is expected that any such listings take place before the end of October this year. The Lower Tier II issue was launched on 9 September 2004 and has a payment date of 30 September 2004. The effect of these capital issuances on the pro forma Tier 1 and Total Capital ratios of the Enlarged Banco Santander Group contained in the table in Section 3 of this Part 4 will be to increase them from 8.3 per cent. and 12.5 per cent., to 8.5 per cent. (assuming €500 million of preference shares are issued) and 13.1 per cent., respectively.

6.     Current trading

In its audited preliminary results for the six month period to 30 June 2004, announced on 26 July 2004, Banco Santander reported net operating revenue of €7,026 million (2003: €6,558 million), net attributable income (including extraordinaries) of €1,910 million (2003: €1,293 million), ordinary earnings per share (annualised cash basis) of €0.7482 (2003: €0.6748) and a return on equity (cash basis) of 18.66% (2003: 17.46%). A full copy of these audited interim results is set out in Section 2 of Part 7 (Financial Information on the Banco Santander Group) of this document.

7.     Banco Santander Profit Forecast

Consistent with the statement made by the Chairman of Banco Santander at the general shareholders meeting of Banco Santander held on 19 June 2004, the Banco Santander Directors forecast that, on the basis set out in Part 10 (Information relating to the Banco Santander Profit Forecast) of this document and in the absence of unforeseen circumstances, the net attributable income for the Banco Santander Group for the financial year to 31 December 2004 will be at least €3 billion.

The basis of preparation and principal assumptions underlying the profit forecast as well as letters from Deloitte and Touche LLP and the financial advisers to Banco Santander are set out in Part 10 (Information relating to the Banco Santander Profit Forecast) of this document.

8.     Special arrangements for Abbey Shareholders

Banco Santander will make various arrangements for the benefit of certain Abbey Shareholders to make it easier for them to hold Banco Santander Shares and to deal in them in the future, if the Acquisition is successfully completed. These arrangements include the ability to receive Banco Santander dividends in sterling and a free share dealing facility for certain Abbey Shareholders resident in the UK. In addition, Banco Santander intends to seek a secondary listing for Banco Santander Shares (including the New Banco Santander Shares) on the London Stock Exchange as soon as practicable following completion of the Acquisition. This secondary listing will provide shareholders with a stock market quotation for Banco Santander Shares in sterling.

9.     RBS relationship

On 9 September 2004, Banco Santander announced that Merrill Lynch had placed, on its behalf, 79 million ordinary shares of 25 pence each in RBS at a price of £15.50 per share with institutional investors. The shares placed represented approximately 2.51 per cent. of the issued ordinary share capital of RBS. Banco Santander will use the proceeds of the placing for general corporate purposes. The capital gain for Banco Santander arising from the disposal of these shares is €472 million, net of fees and expenses (based on an exchange rate of £1: €1.50545).

Following the share placing, Banco Santander holds 79.8 million ordinary shares of 25 pence each in RBS (representing approximately 2.54 per cent. of the issued ordinary share capital of RBS). Banco Santander has agreed not to sell any further shares in RBS for a period of 90 days after completion of the share placing except with the prior consent of Merrill Lynch in its capacity as the placing bank.

Banco Santander also announced on 9 September 2004 that it had reached agreement with RBS to amend certain aspects of the Strategic Arrangements entered into between them in October and November 1988 relating to co-operation in certain banking and financial services activities in Europe upon the acquisition of Abbey being successfully completed. As part of the Strategic Arrangements, each of Banco Santander and RBS undertook to invest in each other’s share capital and to appoint representatives to each other’s board of directors. Banco Santander and RBS have agreed that the cross-directorships will be terminated with effect from the completion of the acquisition of Abbey by Banco Santander. Banco Santander and RBS have also agreed that until the Acquisition has been completed or terminated, their respective representatives on the board of directors of the other will

PART 4:  INFORMATION ON BANCO SANTANDER

not attend any board meetings of the other. These changes were reflected in Banco Santander’s notification of the recommended offer for Abbey to the European Commission which was filed on 13 August 2004.

Copies of the announcements made by Banco Santander on 9 September 2004 relating to the share placing and the amendment of certain aspects of the Strategic Arrangements as described above are available for inspection as set out in Section 17 of Part 11 (Additional Information) of this document.

As a consequence of these changes to the Strategic Arrangements, Banco Santander expects that, when it adopts International Accounting Standards (which is expected to be on 1 January 2005), it will no longer be able to account for its shareholding in RBS under the equity accounting method. As a result, it is expected that beginning on 1 January 2005, Banco Santander’s income statement will no longer reflect its share of RBS’s earnings and instead will reflect Banco Santander’s share of any dividends paid by RBS.

PART 5

CONDITIONS TO THE SCHEME AND THE ACQUISITION

1.	The Acquisition is conditional upon the Scheme becoming unconditional and becoming effective, by not later than 31 March 2005 or such later date (if any) as Abbey and Banco Santander and the Court may agree. The Scheme is conditional upon:

(a)	approval of the Scheme by a majority in number representing three-fourths or more in value of the holders of Abbey Shares (or the relevant class or classes thereof), present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

(b)	the resolution(s) required to approve and implement the Scheme being duly passed by the requisite majority at the Abbey Extraordinary General Meeting or any adjournment of that meeting;

(c)	any resolutions of Banco Santander Shareholders required in connection with the approval of the Acquisition and the implementation of the Scheme (including approval of the proposed increase in Banco Santander’s share capital required to issue the New Banco Santander Shares) being passed at the Banco Santander General Shareholders Meeting or any adjournment of that meeting;

(d)	the sanction (with or without modifications on terms acceptable to Banco Santander) of the Scheme and the confirmation of the reduction of capital involved therein by the Court and office copies of the Court Orders and the minute of such reduction attached to the Second Court Order being delivered for registration to the Registrar of Companies in England and Wales and, in relation to the Second Court Order, being registered by him;

(e)	the registration with the CNMV of (i) the comunicación previa and the folleto informativo relating to the issue of the New Banco Santander Shares; (ii) the supporting documents, and (iii) any other documents (including any supplement or additional information to the folleto informativo) the CNMV may require for the verification of the capital increase necessary for the issue of the New Banco Santander Shares, including the communication from the Bank of Spain regarding the no-objection to the capital increase;

(f)	the Financial Services Authority giving notice in writing under section 184(1) of FSMA, in terms reasonably satisfactory to Banco Santander, of its approval in respect of any acquisition of or increase in control over (as defined in section 179 of FSMA) any member of the Abbey Group which is a UK authorised person (as defined in section 178(4) of FSMA) which would result from the Scheme becoming effective or being treated as having given its approval by virtue of section 184(2) of FSMA;

(g)	the Financial Services Authority giving notice in writing in terms reasonably satisfactory to Banco Santander and Abbey under section 62(1) of FSMA of its approval of the assumption by certain officers and employees of Abbey of similar FSA controlled functions on behalf of Banco Santander or any affiliate of Banco Santander which is an authorised person

(h)	the Bank of Spain giving consent to the Acquisition insofar as it entails the indirect acquisition by Banco Santander of non-EU credit entities directly or indirectly owned by Abbey; and

(i)	the expiration of the required waiting period under the US Hart-Scott-Rodino Act.

2.	Abbey and Banco Santander have agreed that, subject as stated in paragraph 3 below, the Acquisition is conditional upon the following matters, and, accordingly, the necessary actions to make the Acquisition effective will not be taken unless such Conditions (as amended if appropriate) have been satisfied or waived:

(a)	to the extent that Council Regulation (EC) No. 139/2004 (the “ECMR”) may be applied:

(i)	the European Commission issuing a decision under Article 6(1)(b) of the ECMR, or being deemed to have done so under Article 10(6) of the ECMR, declaring the Acquisition compatible with the common market without attaching to its decision any conditions or obligations that require commitments from Banco Santander that are on terms which Banco Santander, in its entire discretion, does not consider appropriate or satisfactory to Banco Santander at that stage; or

PART 5:  CONDITIONS TO THE SCHEME AND THE ACQUISITION

(ii)	in the event that a request under Article 9(2) of the ECMR has been made by the UK:

(a)	the European Commission indicating that it has decided not to refer the Acquisition (or any part thereof) or any matter arising therefrom to the OFT in accordance with Article 9(1) of the ECMR and issuing a decision under Article 6(1)(b) of the ECMR or being deemed to have done so under Article 10(6) of the ECMR declaring the Acquisition compatible with the common market without attaching to its decision any conditions or obligations that require commitments from Banco Santander that are on terms which Banco Santander, in its entire discretion, does not consider appropriate or satisfactory to Banco Santander at this stage; and

(b)	where the European Commission has indicated that it has decided to refer the Acquisition (or any part thereof) or any matter arising therefrom to the OFT in accordance with Article 9(1) of the ECMR, and being established to the satisfaction of Banco Santander and Abbey that:

(1)	neither the Acquisition nor any matters or arrangements arising therefrom or related thereto will be referred to the Competition Commission;

(2)	it is not and will not be necessary, in order to avoid any such reference to the Competition Commission, for Banco Santander to give undertakings to the OFT except where any such undertakings are on terms which Banco Santander in its entire discretion considers satisfactory; or

(3)	there has been no statement or intervention by the OFT or the Secretary of State for the Department of Trade and Industry (the “Secretary of State”) indicating that it is necessary or desirable for any aspect of the Acquisition or any matters or arrangements arising therefrom or related thereto to be altered, amended or modified except on terms which Banco Santander in its entire discretion considers satisfactory;

and in relation to any decision of the OFT or the Secretary of State which has resulted in the satisfaction of (1), (2) or (3) above (a “Decision”) it being established to the satisfaction of Banco Santander that:

(1)	the period of four weeks within which an application for review of the Decision by the Competition Appeal Tribunal (“CAT”) may be made has expired without any such application having been made by any Third Party;

(2)	the period of four weeks within which an application for review of the Decision by the CAT may be made has expired and the CAT has dismissed any application for review of the Decision made by a Third Party; or

(3)	an application for review of the Decision having been made by a Third Party and the CAT having quashed the Decision in whole or part and remitted the matter to the OFT or Secretary of State, as the case may be, and the OFT or Secretary of State has made a further Decision;

(b)	no Third Party having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or having required any such action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, decision or order and there not continuing to be outstanding any statute, regulation, decision or order or having taken any other steps which would or is likely to:

(i)	make the Acquisition, its implementation or the acquisition of any Abbey Shares by any member of the Wider Banco Santander Group void, unenforceable or illegal under the laws of any jurisdiction or otherwise restrict, prohibit, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, or otherwise challenge or require amendment of the Acquisition;

(ii)	require, prevent or delay the divestiture or materially alter the terms envisaged for a proposed divestiture by any member of the Wider Banco Santander Group or by

PART 5:  CONDITIONS TO THE SCHEME AND THE ACQUISITION

any member of the Wider Abbey Group of all or any part of their respective businesses, assets or properties or impose any limitation on their ability to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof, which in any such case is material in the context of the Banco Santander Group or the Abbey Group in either case taken as a whole;

(iii)	impose any material limitation on, or result in a material delay in, the ability of any member of the Wider Banco Santander Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in Abbey or on the ability of any member of the Wider Abbey Group or any member of the Wider Banco Santander Group to hold or exercise effectively any rights of ownership of shares or other securities in or to exercise management control over any member of the Wider Abbey Group;

(iv)	require any member of the Wider Banco Santander Group or the Wider Abbey Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wider Abbey Group or any asset owned by any third party (other than in the implementation of the Acquisition);

(v)	require, prevent or delay a divestiture, by any member of the Wider Banco Santander Group of any shares or other securities (or the equivalent) in Abbey;

(vi)	result in any member of the Wider Abbey Group ceasing to be able to carry on business under any name which it presently does so the effect of which is material in the context of the Abbey Group taken as a whole;

(vii)	impose any limitation on the ability of any member of the Wider Banco Santander Group or any member of the Wider Abbey Group to integrate or co-ordinate all or any part of its business with all or any part of the business of any other member of the Wider Banco Santander Group and/or the Wider Abbey Group which is adverse to and material in the context of the group concerned taken as a whole; or

(viii)	otherwise affect the business, assets, profits or prospects of any member of the Wider Banco Santander Group or any member of the Wider Abbey Group in a manner which is adverse to and material in the context of the Banco Santander Group taken as a whole or the Abbey Group taken as a whole (as the case may be);

and all applicable waiting and other time periods during which any such Third Party could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise intervene under the laws of any jurisdiction in respect of the Acquisition, the Scheme or the proposed acquisition of any Abbey Shares having expired, lapsed, or been terminated;

(c)	all necessary or appropriate notifications, applications and/or filings having been made in connection with the Acquisition and all necessary waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory and regulatory obligations in any jurisdiction having been complied with in connection with the Scheme and all Authorisations necessary or reasonably deemed appropriate by Banco Santander in any jurisdiction for or in respect of the Acquisition and the acquisition or the proposed acquisition of any shares or other securities in, or control of, Abbey by any member of the Wider Banco Santander Group having been obtained in terms and in a form reasonably satisfactory to Banco Santander from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider Abbey Group or the Wider Banco Santander Group has entered into contractual arrangements and all such Authorisations necessary or reasonably deemed appropriate by Banco Santander to carry on the business of any member of the Wider Abbey Group in any jurisdiction having been obtained, in each case where the direct consequence of a failure to make such notification or filing or to wait for the expiry, termination or lapsing of any such waiting period or to comply with such obligation or obtain such Authorisation would have a material adverse effect on the Abbey Group as a whole and all such Authorisations remaining in full force and effect at the Effective Date and there being no notice or intimation of an intention to revoke, suspend, restrict, modify or not to renew such Authorisations;

(d)	save as fairly disclosed in writing by or on behalf of Abbey to Banco Santander or as publicly announced to a Regulatory Information Service by or on behalf of Abbey (in

PART 5:  CONDITIONS TO THE SCHEME AND THE ACQUISITION

each case) prior to 26 July 2004, there being no provision of any arrangement, agreement, licence, permit, lease or other instrument to which any member of the Wider Abbey Group is a party or by or to which any such member or any of its assets is or may be bound or be subject which, or any event or circumstance having occurred which under any agreement, arrangement, licence, permit, lease or other instrument which any member of the Wider Abbey Group is a party to or to which any member of the Wider Abbey Group or any of its assets may be bound, entitled or subject would result in, as a consequence of the Acquisition or the acquisition or the proposed acquisition by any member of the Wider Banco Santander Group of any shares or other securities (or the equivalent) in Abbey or because of a change in the control or management of any member of the Abbey Group or otherwise, could or might reasonably be expected to result in, to an extent which is material in the context of the Wider Abbey Group taken as a whole:

(i)	any monies borrowed by, or any other indebtedness, actual or contingent, of any member of the Wider Abbey Group being or becoming repayable, or capable of being declared repayable, immediately or prior to its or their stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

(ii)	the rights, liabilities, obligations, interests or business of any member of the Wider Abbey Group under any such arrangement, agreement, licence, permit, lease or instrument or the interests or business of any member of the Wider Abbey Group in or with any other firm or company or body or person (or any agreement or arrangements relating to any such business or interests) being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken thereunder;

(iii)	any member of the Wider Abbey Group ceasing to be able to carry on business under any name under which it presently does so;

(iv)	any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider Abbey Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider Abbey Group otherwise than in the ordinary course of business;

(v)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider Abbey Group;

(vi)	the value of, or the financial or trading position or prospects of any member of the Wider Abbey Group being prejudiced or adversely affected;

(vii)	the creation of any liability (actual or contingent) by any member of the Wider Abbey Group; or

(viii)	any liability of any member of the Wider Abbey Group to make any severance, termination, bonus or other payment to any of the directors or other officers;

(e)	except as fairly disclosed in writing by or on behalf of Abbey to Banco Santander, or disclosed in the Annual Report and Accounts, or as publicly announced to a Regulatory Information Service by or on behalf of Abbey (in each case) prior to 26 July 2004, no member of the Wider Abbey Group having since 31 December 2003:

(i)	(save as between Abbey and wholly-owned subsidiaries of Abbey and save for the issue of Abbey Shares on the exercise of options granted under the Abbey Share Schemes or pursuant to Abbey’s dividend reinvestment scheme) issued or agreed to issue or authorised or proposed the issue of additional equity share capital within the meaning of section 744 of the Companies Act of any class, or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such equity share capital;

(ii)	recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution (whether in cash or otherwise) other than to Abbey or one of its wholly-owned subsidiaries and save for the interim dividend for the financial year ending 31 December 2004 announced on 26 July 2004 and the special dividend of 25 pence plus 6 pence for dividend differential announced on 26 July 2004;

(iii)	save for transactions between Abbey and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, merged with or demerged or acquired

PART 5:  CONDITIONS TO THE SCHEME AND THE ACQUISITION

any body corporate, partnership or business or acquired or disposed of, or transferred, mortgaged or charged or created any security interest over, any assets or any right, title or interest in any asset (including shares and trade investments) or authorised, proposed or announced any intention to do so in each case other than in the ordinary course of business;

(iv)	save as between Abbey and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, made, authorised, proposed or announced an intention to propose any change in its loan capital other than in the course of carrying out its current banking activities;

(v)	issued, authorised or proposed the issue of any debentures, or (save as between Abbey and its wholly-owned subsidiaries or between such wholly-owned subsidiaries) incurred or increased any indebtedness or contingent liability otherwise than in a manner which is materially consistent with business of the Wider Abbey Group;

(vi)	entered into or varied or announced its intention to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) (otherwise than in the ordinary course of business) which is of a long term, unusual or onerous nature, or which involves or could involve an obligation of a nature or magnitude which is, in any such case, material in the context of the Abbey Group or which is or is likely to be materially restrictive on the business of any member of the Abbey Group or the Banco Santander Group;

(vii)	entered into or varied the terms of any contract, service agreement or any arrangement with any director or senior executive of any member of the Wider Abbey Group;

(viii)	proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme, or other benefit relating to the employment or termination of employment of any employee of the Wider Abbey Group;

(ix)	made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors, employees or their dependants or the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined or to the basis on which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees involving the appointment of a trust corporation;

(x)	implemented, effected or authorised, proposed or announced its intention to implement, effect, authorise or propose any reconstruction, amalgamation, commitment, scheme or other transaction or arrangement other than in the ordinary course of business;

(xi)	purchased, redeemed or repaid or proposed the purchase, redemption or repayment of any of its own shares or other securities or reduced or, save in respect of the matters mentioned in sub- paragraph (i) above, made any other change to any part of its share capital to an extent which (other than in the case of Abbey) is material in the context of the Abbey Group taken as a whole;

(xii)	waived or compromised any claim otherwise than in the ordinary course of business which is material in the context of the Abbey Group taken as a whole;

(xiii)	(other than in respect of a member which is dormant and was solvent at the relevant time) taken or proposed any corporate action or had any legal proceedings instituted or threatened against it for its winding-up (voluntary or otherwise), dissolution, reorganisation or for the appointment of any administrator, administrative receiver, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;-

(xiv)	been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business; or

PART 5:  CONDITIONS TO THE SCHEME AND THE ACQUISITION

(xv)	entered into any contract, commitment, agreement or arrangement or passed any resolution with respect to or announced an intention to effect or propose any of the transactions, matters or events referred to in this paragraph;

(f)	except as fairly disclosed in writing by or on behalf of Abbey to Banco Santander or disclosed in the Annual Report and Accounts, or as publicly announced to a Regulatory Information Service by or on behalf of Abbey (in each case) prior to 26 July 2004, since 31 December 2003:

(i)	there having been no adverse change in the business, assets, financial or trading position or profits of any member of the Wider Abbey Group which is material in the context of the Wider Abbey Group taken as a whole;

(ii)	no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced or instituted by or against or remaining outstanding against any member of the Wider Abbey Group or to which any member of the Wider Abbey Group is or may become a party (whether as plaintiff or defendant or otherwise) and no enquiry or investigation by or complaint or reference to any Third Party against or in respect of any member of the Wider Abbey Group having been threatened, announced or instituted or remaining outstanding which, in any such case, might be reasonably likely to adversely affect any member of the Wider Abbey Group to an extent which is material to the Wider Abbey Group taken as a whole;

(iii)	no contingent or other liability having arisen or being likely to arise or having become apparent to Banco Santander which is or would be likely to adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider Abbey Group to an extent which is material to the Abbey Group taken as a whole; and

(iv)	no steps having been taken and no omissions having been made which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider Abbey Group which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which is material and likely to adversely affect the Wider Abbey Group taken as a whole;

(g)	except as fairly disclosed in writing by or on behalf of Abbey to Banco Santander or publicly announced to a Regulatory Information Service by or on behalf of Abbey, in each case prior to 26 July 2004, Banco Santander not having discovered:

(i)	that any financial, business or other information concerning the Wider Abbey Group publicly disclosed or disclosed to any member of the Banco Santander Group at any time by or on behalf of any member of the Wider Abbey Group is materially misleading, contains a misrepresentation of material fact or omits to state a material fact necessary to make the information contained therein not misleading;

(ii)	that any member of the Wider Abbey Group is subject to any liability, contingent or otherwise, which is not disclosed in the Abbey Annual Report and Accounts, Abbey Interim Results or Quarter One Trading Statement of Abbey, and which is material in the context of the Abbey Group; or

(iii)	any information which affects the import of any information disclosed to Banco Santander prior to 26 July 2004 at any time by or on behalf of any member of the Wider Abbey Group and which is material in the context of the Wider Abbey Group taken as a whole; and

(h)	except as fairly disclosed in writing by or on behalf of Abbey to Banco Santander or publicly announced to a Regulatory Information Service by or on behalf of Abbey, in each case prior to 26 July 2004, in relation to any release, emission, accumulation, discharge, disposal or other fact or circumstance which has impaired or is likely to impair the environment (including property) or harmed or is likely to harm human health, no past or present member of the Wider Abbey Group (i) having committed any violation of any applicable laws, statutes, regulations, notices or other requirements of any Third Party; and/or (ii) having incurred any liability (whether actual or contingent) to any Third Party; and/or (iii) being likely to incur any liability (whether actual or contingent), or being required, to make good, remediate, repair, reinstate or clean up the environment (including any property), which (in each case) is material in the context of the Wider Abbey Group taken as a whole; and

PART 5:  CONDITIONS TO THE SCHEME AND THE ACQUISITION

(i)	the approval if required of the National Association of Securities Dealers, Inc. and any relevant US state government agency of the change in control of Abbey Securities Inc.

3.	Banco Santander reserves the right to waive in whole or in part all or any of the Conditions except Condition 1. Banco Santander will be under no obligation to waive or treat as satisfied any of the conditions in Condition 2 notwithstanding that the other Conditions may have been waived or satisfied and that there are no circumstances indicating that the relevant condition may not be capable of satisfaction.

4.	Save with the consent of the Panel, the Acquisition will lapse and the Scheme will not proceed if, before the date of the Court Meeting, the European Commission initiates proceedings under Article 6(1)(c) of the ECMR or, following a referral by the European Commission under Article 9(3) of the ECMR to a competent authority in the United Kingdom, there is a subsequent reference to the Competition Commission.

5.	If Banco Santander is required by the Panel to make an offer for Abbey Shares under the provisions of Rule 9 of the City Code, then Banco Santander may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

6.	Banco Santander reserves the right to elect to implement the Acquisition by way of an Offer. In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. (or such lesser percentage (not being less than 50 per cent.) as Banco Santander may decide) of the shares to which such offer relates), so far as applicable, as those which would apply to the Scheme.

7.	The Acquisition and the Scheme are governed by English law and are subject to the jurisdiction of the English courts, other than the Subscription Agreement which is governed by Spanish law but subject to the jurisdiction of the English courts. The Acquisition complies with the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code and any applicable Spanish laws or regulations.

PART 6

FINANCIAL INFORMATION ON THE ABBEY GROUP

The information set out in Section 1 of this Part 6 has been extracted, without material adjustment, from the text of the audited results for the three years ended 31 December 2003 and from the unaudited Abbey Interim Results.

The financial information contained in this Part 6 does not constitute statutory accounts within the meaning of section 240 of the Companies Act. The statutory accounts for Abbey for each of the three years ended 31 December 2003 have been delivered to the Registrar of Companies pursuant to section 242 of the Companies Act. The auditors reports on the consolidated statutory accounts for each of the three years ended 31 December 2003 were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act.

References in this Part 6 to the “Group” or “group” are to the Abbey Group.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

(1)	Financial information for the three financial years ended 31 December 2003

Consolidated Profit and Loss Account

		For the years ended 31 December
		2003, 2002 and 2001

				2002
		2003		(restated)		2001
	Notes	£m		£m		£m
Interest receivable:
Interest receivable and similar income arising from debt securities		922		2,252		3,543
Other interest receivable and similar income	3	5,300		5,876		6,698
Interest payable	4	(4,074)		(5,439)		(7,549)

Net interest income		2,148		2,689		2,692
Dividend income	5	1		1		3
Fees and commissions receivable		767		786		806
Fees and commissions payable		(248)		(275)		(275)
Dealing profits	6	131		100		176
Income from long term assurance business (smoothed)	21	176		321		345
Embedded value charges and rebasing	21	(378)		(632)		(443)
Income from long term assurance business	21	(202)		(311)		(98)
Other operating (expense) income	7	(165)		510		707

Total operating income — continuing operations		2,791		3,189		3,564
Total operating income — discontinued operations		(359)		311		447
Total operating income		2,432		3,500		4,011
Administrative expenses	8	(2,014)		(1,852)		(1,709)
Depreciation of fixed assets excluding operating lease assets	26	(112)		(103)		(111)
Depreciation and impairment on operating lease assets	27	(251)		(280)		(256)
Amortisation of goodwill	25	(20)		(64)		(36)
Impairment of goodwill	25	(18)		(1,138)		—
Depreciation, amortisation and impairment		(401)		(1,585)		(403)
Provisions for bad and doubtful debts	9	(474)		(514)		(263)
Provisions for contingent liabilities and commitments	38	(104)		(50)		9
Amounts written off fixed asset investments — debt securities	19	(45)		(388)		(246)
— equity shares and similar investments	20	(148)		(123)		(10)
Provisions and amounts written off fixed asset investments		(771)		(1,075)		(510)

Operating (loss) profit		(754)		(1,012)		1,389
Income from associated undertakings		12		17		14
Profit on disposal of Group undertakings		89		48		67
Profit (Loss) on the sale or termination of an operation	57	(33)		—		—

Continuing operations		(183)		(338)		1,408
Discontinued operations		(503)		(609)		62

(Loss) profit on ordinary activities before tax		(686)		(947)		1,470
Tax on profit (loss) on ordinary activities	10	42		(152)		(464)

(Loss) profit on ordinary activities after tax		(644)		(1,099)		1,006
Minority interests — non-equity	41	(55)		(62)		(59)

(Loss) profit for the financial year attributable to the shareholders of Abbey National plc		(699)		(1,161)		947
Transfer from (to) non-distributable reserve	43	(200)		263		161
Dividends including amounts attributable to non-equity interests	12	(424)		(424)		(762)

Retained (loss) profit for the financial year		(1,323)		(1,322)		346

Profit (loss) on ordinary activities before tax includes for acquired operations		—		4		25
(Loss) earnings per ordinary share — basic	13	(52.4	)p	(84.8	)p	63.2p
(Loss) earnings per ordinary share — diluted	13	(52.4	)p	(84.3	)p	62.8p

The Group’s results as reported are on an historical cost basis, except where, as described in Accounting policies, special provisions of the Companies Act 1985 or industry standards apply. Accordingly, no note of historical cost profits and losses has been presented.

The 2002 comparative balance has been restated to reflect the reversal of impairments of Abbey shares held within ESOP Trusts following the adoption of UITF 38.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

Consolidated Balance Sheet

		As at 31 December 2003 and 2002

				2002	2002
		2003	2003	(restated)	(restated)
	Notes	£m	£m	£m	£m

Assets
Cash and balances at central banks			439		396
Treasury bills and other eligible bills	14		1,631		1,483
Loans and advances to banks	15		7,155		6,601
Loans and advances to customers not subject to securitisation		84,488		81,427
Loans and advances to customers subject to securitisation	17	23,833		24,156
Less: non-recourse finance		(14,482)		(15,160)

Loans and advances to customers	16		93,839		90,423
Net investment in finance leases	18		2,573		3,447
Debt securities	19		30,328		59,807
Equity shares and other similar interests	20		1,633		963
Long-term assurance business	21		2,272		2,316
Interests in associated undertakings	22		39		51
Intangible fixed assets	25		341		376
Tangible fixed assets excluding operating lease assets	26	268		371
Operating lease assets	27	2,529		2,573

Tangible fixed assets			2,797		2,944
Other assets	28		4,162		5,085
Prepayments and accrued income	29		1,230		1,891
Assets of long-term assurance funds	21		28,336		29,411

Total assets			176,775		205,194

Liabilities
Deposits by banks	31		22,125		24,174
Customer accounts	32		74,401		76,766
Debt securities in issue	33		24,834		48,079
Dividend proposed			245		113
Other liabilities	34		11,452		9,125
Accruals and deferred income	35		1,582		2,218
Provisions for liabilities and charges	36		836		1,028
Subordinated liabilities including convertible debt	39		6,337		6,532
Other long-term capital instruments	40		742		771
Liabilities of long-term assurance funds	21		28,336		29,411
Minority interests — non-equity	41		554		627

			171,444		198,844
Called up share capital — ordinary shares	42	146		146
— preference shares	42	325		325
Share premium account	42	2,059		2,155
Reserves	43	274		74
Profit and loss account	43	2,527		3,650

Shareholders’ funds including non-equity interests	44		5,331		6,350

Total liabilities			176,775		205,194

Memorandum items
Contingent liabilities
Guarantees and assets pledged as collateral security	46		2,148		1,902
Other contingent liabilities	47		159		157

			2,307		2,059

Commitments
Obligations under stock borrowing and lending agreements	48		25,649		19,137
Other commitments	48		3,018		4,742

			28,667		23,879

The 2002 comparative balances has been restated to reflect the reversal of impairments of Abbey shares held in ESOP Trusts together with their reclassification from other assets to shareholders equity on the adoption of UITF 38 and the adoption of value date accounting for purchase and resale agreements with non-standard settlement.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

Company Balance Sheet

		As at 31 December 2003 and 2002

		2003	2003	2002	2002
	Notes	£m	£m	£m	£m

Assets
Cash and balances at central banks			417		356
Loans and advances to banks	15		4,218		4,716
Loans and advances to customers not subject to securitisation		66,048		59,628
Loans and advances to customers subject to securitisation	17	23,835		24,035
Less: non-recourse finance		(13,813)		(14,491)

Loans and advances to customers	16		76,070		69,172
Net investment in finance leases	18		18		13
Debt securities	19		480		1,394
Equity shares and other similar interests	20		2		2
Shares in Associate undertakings	22		32		—
Shares in Group undertakings	23		8,171		7,545
Tangible fixed assets	26		239		304
Other assets	28		1,001		794
Prepayments and accrued income	29		501		566

Total assets			91,149		84,862

Liabilities
Deposits by banks	31		18,780		14,307
Customer accounts	32		57,900		55,444
Debt securities in issue	33		4		4
Dividend proposed			245		113
Other liabilities	34		1,030		759
Accruals and deferred income	35		823		941
Provisions for liabilities and charges	36		100		43
Subordinated liabilities including convertible debt	39		6,689		6,959
Other long-term capital instruments	40		742		771

			86,313		79,341
Called up share capital — ordinary shares	42	146		146
— preference shares	42	325		325
Share premium account	42	2,059		2,155
Profit and loss account	43	2,306		2,895

Shareholders’ funds including non-equity interests	44		4,836		5,521

Total liabilities			91,149		84,862

Memorandum items
Contingent liabilities
Guarantees and assets pledged as collateral security	46		69,487		110,882
Other contingent liabilities	47		8		23

			69,495		110,905

Commitments	48		1,627		1,303

Consolidated Statement of Total Recognised Gains and Losses

		For the years ended 31 December
		2003, 2002 and 2001

			2002
		2003	(restated)	2001
	Notes	£m	£m	£m
(Loss) profit attributable to the shareholders of Abbey National plc		(699)	(1,161)	947
Translation differences on foreign currency net investment	43	(1)	(2)	—

Total recognised (losses) gains relating to the year		(700)	(1,163)	947

Prior period adjustments		37

Total losses recognised since the prior year		(663)

The 2002 comparative balance has been restated to reflect the reversal of impairments of ESOP Trusts following the adoption of UITF 38.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

Consolidated Cash Flow Statement

		For the years ended 31 December
		2003, 2002 and 2001

		2003	2002	2001
	Notes	£m	£m	£m
Net cash (outflow) inflow from operating activities	52a	(32,678)	(10,952)	1,740

Returns on investments and servicing of finance:
Interest paid on subordinated liabilities		(262)	(337)	(323)
Preference dividends paid		(55)	(63)	(42)
Payments to non-equity minority interests		(55)	(62)	(59)

Net cash outflow from returns on investments and servicing of finance		(372)	(462)	(424)

Taxation:
UK corporation tax paid		(93)	(481)	(438)
Overseas tax paid		(6)	(15)	(8)

Total taxation paid		(99)	(496)	(446)

Capital expenditure and financial investment:
Purchases of investment securities		(3,895)	(16,636)	(17,781)
Sales of investment securities		26,462	12,926	3,282
Redemptions and maturities of investment securities		3,175	14,977	13,993
Purchases of tangible fixed assets		(532)	(909)	(1,001)
Sales of tangible fixed assets		194	79	197
Transfers (to) from life assurance funds		(215)	(882)	43

Net cash inflow (outflow) from capital expenditure and financial investment		25,189	9,555	(1,267)

Acquisitions and disposals	52e-g	8,803	(536)	(371)

Equity dividends paid		(216)	(648)	(570)

Net cash inflow (outflow) before financing		627	(3,539)	(1,338)

Financing:
Issue of ordinary share capital		2	17	27
Issue of preference share capital		—	—	298
Issue of loan capital		—	392	686
Issue of other long term capital instruments		—	485	297
Issue of preferred securities and minority interests		—	15	—
Redemption of preference share capital		(124)	—	—
Redemption of preferred securities		(15)	—	—
Repayments of loan capital		(56)	(222)	—

Net cash (outflow) inflow from financing	52c	(193)	687	1,308

Increase (decrease) in cash	52b	434	(2,852)	(30)

For the purposes of the consolidated cash flow statement, cash includes all cash at bank and in hand and loans and advances to banks repayable on demand without notice or penalty, including amounts denominated in foreign currencies.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

Accounting Policies

Basis of presentation

The consolidated financial statements are prepared in accordance with the special provisions of Part VII Schedule 9 of the Companies Act 1985 applicable to banking companies and banking groups.

Accounting convention

Abbey prepares its financial statements under the historical cost convention, modified by the revaluation of certain assets and liabilities. They are prepared in accordance with applicable accounting standards of the Accounting Standards Board and pronouncements of its Urgent Issues Task Force and with the Statements of Recommended Accounting Practice issued by the British Bankers’ Association, the Irish Bankers’ Federation and the Finance and Leasing Association. Accounting policies are reviewed regularly to ensure they are the most appropriate to the circumstances of Abbey for the purposes of giving a true and fair view.

Consistent with other banking groups, in preparing consolidated financial statements, the Long-Term Assurance business is valued using the embedded value method, with adjustments made for the impact of investment variances to Long-Term Assumptions. Disclosures consistent with the guidance provided by the Association of British Insurers in December 2001 is provided in either the Financial Statements or the Operating and Financial Review, wherever practical.

Basis of consolidation

The Group Financial Statements incorporate the Financial Statements of the company and all its subsidiary undertakings. The accounting reference date of the company and its subsidiary undertakings is 31 December, with the exception of those leasing, investment, insurance and funding companies, which, because of commercial considerations, have various accounting reference dates. The financial statements of these subsidiaries have been consolidated on the basis of interim Financial Statements for the period to 31 December 2003.

The assets and liabilities of the Long-Term Assurance funds are presented separately from those of other businesses in order to reflect the different nature of the shareholders’ interests therein.

Interest in subsidiary undertakings and associated undertakings

The company’s interests in subsidiary undertakings and associated undertakings are stated at cost less any provisions for impairment. The Group’s interests in associated undertakings are stated at Abbey’s share of the book value of the net assets of the associated undertakings.

Goodwill

Goodwill arising on consolidation as a result of the acquisitions of subsidiary undertakings and the purchase of businesses after 1 January 1998 is capitalised under the heading Intangible fixed assets and amortised on a straight-line basis over its expected useful economic life. The useful economic life is calculated using a valuation model which determines the period of time over which returns are expected to exceed the cost of capital, subject to a maximum period of 20 years.

Goodwill arising on consolidation as a result of the acquisitions of subsidiary undertakings, and the purchase of businesses prior to 1 January 1998, has previously been written off directly to reserves. On disposal of subsidiary undertakings and businesses, such goodwill is charged to the Profit and Loss Account balanced by an equal credit to reserves. Where such goodwill in continuing businesses has suffered an impairment, a similar charge to the Profit and Loss Account and credit to reserves is made.

Impairment of fixed assets and goodwill

Tangible fixed assets, other than investment properties, and goodwill are subject to review for impairment in accordance with FRS 11 Impairment of Fixed Assets and Goodwill. The carrying values of tangible fixed assets and goodwill are written down by the amount of any impairment, and the loss is recognised in the Profit and Loss Account in the period in which this occurs. Should an event reverse the effects of a previous impairment, the carrying value of the tangible fixed assets and goodwill may be written up to a value no higher than the original depreciated or amortised cost which would have been recognised had the original impairment not occurred.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

Depreciation

Tangible fixed assets excluding operating lease assets and investment properties are depreciated on a straight-line basis over their estimated useful lives, as follows:

Freehold buildings:	100 years
Long and short leasehold premises:	Over the remainder of the lease,
with a maximum of 100 years.
Acquisition premiums are depreciated
over the period to the next rent review.
Freehold land:	Not depreciated
Office fixtures, equipment and furniture:	5 to 8 years
Computer equipment:	3 to 5 years

For a description of depreciation on operating lease assets, see “Assets leased to customers” below.

Interest receivable and payable

Interest receivable and payable is recognised in the Profit and Loss Account as it accrues. Interest is suspended where due but not received on loans and advances in arrears where recovery is doubtful. The amounts suspended are excluded from interest receivable on loans and advances until recovered.

Fees, commissions and dividends receivable

Fees and commissions receivable in respect of services provided are taken to the Profit and Loss Account when the related services are performed. Where fees, commissions and dividends are in the nature of interest, these are taken to the Profit and Loss Account on a systematic basis over the expected life of the transaction to which they relate, and are included under the heading Interest receivable. Income on investments in equity shares and other similar interests is recognised as and when dividends are declared, and included within dividend income. Fees received on loans with high loan-to-value ratios are accounted for as described under the heading “Deferred income”.

Lending-related fees and commissions payable and discounts

Under certain schemes, payments and discounts may be made to customers as incentives to take out loans. It is usually a condition of such schemes that incentive payments are recoverable by way of early redemption penalty charges in the event of redemption within a specified period, “the penalty period”, and it is Abbey’s policy and normal practice to make such charges. Such incentive payments are charged to the Profit and Loss Account over the penalty period where their cost is recoverable from the net interest income earned from the related loans over the penalty period. If the loan is redeemed within the penalty period the incentive payments are offset against the penalty charge. When the related loan is redeemed, sold or becomes impaired any amounts previously unamortised are charged to the Profit and Loss Account. The Profit and Loss Account charge for such amounts is included under the heading Interest receivable.

Commissions payable to introducers in respect of obtaining certain lending business, where this is the primary form of distribution, are charged to the Profit and Loss Account over the anticipated life of the loans. The Profit and Loss Account charge for such commissions is included under the heading Fees and commissions payable.

Dealing profits

Dealing profits include movements in prices on a mark-to-market basis, including accrued interest, on trading derivatives. Dealing profits also include movements in prices, on a mark-to-market basis excluding accrued interest, on trading security positions, trading treasury and other bills and related funding.

Deferred income

The arrangement of certain United Kingdom loans and advances secured on residential properties with high loan-to-value ratios may result in a fee being charged.

In Abbey’s accounts, such fees are deferred and are included in the balance sheet under the heading Accruals and deferred income. The deferred income balance is taken to the Profit and Loss Account over the average anticipated life of the loan and is included under the heading Other operating income.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

Pensions

Where pensions are provided by means of a funded defined benefits scheme, annual contributions are based on actuarial advice. The expected cost of providing pensions is recognised on a systematic basis over the expected average remaining service lives of members of the scheme.

For defined contribution schemes the amount charged to the Profit and Loss Account in respect of pensions costs and other post retirement benefits is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments on the balance sheet.

Provisions for bad and doubtful debts

A specific provision is established for all impaired loans where it is likely that some of the capital will not be repaid or, where the loan is secured, recovered through enforcement of security. No provision is made where the security is in excess of the secured advance. Default is taken to be likely after a specified period of repayment default.

Loans that are part of a homogeneous pool of similar loans are placed on default status based on the number of months in arrears, which is determined through historical experience. Loans that are not part of a homogeneous pool of similar loans are analysed based on the number of months in arrears on a case by case basis and are placed on default status when the probability of default is likely.

Generally, the length of time before a loan is placed on default status after a repayment default depends on the nature of the collateral that secures the advance. On advances secured by residential property, the default period is three months. On advances secured by commercial property, the default period is five months, based on historical experience with business customers. For advances secured by consumer goods such as cars or computers, the default period is less than three months, the exact period being dependent on the particular type of loan in this category.

On unsecured advances, such as personal term loans, the default period is often less than three months. Exceptions to the general rule exist with respect to revolving facilities, such as bank overdrafts, which are placed on default upon a breach of the contractual terms governing the applicable account, and on credit card accounts where the default period is three months.

Wholesale lending and investment securities are placed on default status immediately upon default on a payment due date or following any event specified in the loan documentation as a default event. Securities are also placed on default status if the counterparty goes into voluntary or forced administration or liquidation or makes an announcement that it would not meet its commitments on the next payment due date.

Once a loan is considered impaired, an assessment of the likelihood of collecting the principal is made. This assessment includes, where appropriate, the use of statistical techniques developed based on previous experience and on management judgment of economic conditions. These techniques estimate the propensity of loans to result in losses net of any recovery where applicable.

A general provision is made against loans and advances to cover bad and doubtful debts which have not been separately identified, but which are known from experience to be present in portfolios of loans and advances. The general provision is determined using management judgment given past loss experience, lending quality and economic conditions, and is supplemented by statistical based calculations.

The specific and general provisions are deducted from loans and advances. Provisions made during the year, less amounts released and recoveries of amounts written off in previous years, are charged to the Profit and Loss Account. Write offs are determined on a case by case basis for different products and portfolios, at times ranging typically from 30 to 365 days.

Share-based payments

The costs of share-based instruments are accounted for on a fair value basis, computed by reference to the grant date; such costs are expensed over the performance period to which the award relates. The amount charged to the Profit and Loss Account is credited to reserves. Prior to 2002, the costs of equity-based instruments issued to employees under compensation schemes were generally accounted for under the intrinsic value method but this was changed to a fair value basis after a review of then recent accounting pronouncements.

In accordance with UITF 38 Accounting for ESOP Trusts, shares purchased through Employee Share Option Trusts (ESOPs) are held at cost and treated as Treasury Shares and are taken as a deduction from Shareholders’ Equity. Previously these were held within other assets at the lower of cost less provision for impairments with any impairments being taken to the Profit and Loss Account. The 2002 Profit and Loss Account and balance sheet for 2002 and 2001 have been restated accordingly as

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

well as the reversal of a £37m impairment charge taken in 2002 against the value of shares held within Employee Share Option Trusts.

Foreign currency translation

Income and expenses arising in foreign currencies are translated into sterling at the average rates of exchange over the accounting period unless they are hedged, in which case the relevant hedge rate is applied. Dividends are translated at the rate prevailing on the date the dividend is receivable. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange current at the balance sheet date. In Abbey’s Financial Statements, exchange differences on the translation of the opening net assets of foreign undertakings to the closing rate of exchange are taken to reserves, as are those differences resulting from the restatement of the profits and losses of foreign undertakings from average to closing rates. Exchange differences arising on the translation of foreign currency borrowings used to hedge investments in overseas undertakings are taken directly to reserves and offset against the corresponding exchange differences arising on the translation of the investments. Other translation differences are dealt with through the Profit and Loss Account.

Securities

Debt securities, equity shares and other similar interests (“securities”) held for investment purposes are stated at cost, adjusted for any amortisation of premium or discount on an appropriate basis over their estimated remaining lives. Provision is made for any impairment.

In accordance with industry practice, securities which are not held for the purpose of investment and the associated funding of these assets are stated at market value and profits and losses arising from this revaluation are taken directly to the Profit and Loss Account. The net return on these assets, excluding interest, appears in Dealing profits in the Profit and Loss Account. This net return comprises the revaluation profit and loss referred to above, plus profits and losses on disposal of these assets. The difference between the cost and market value of securities not held for investment is not disclosed as its determination is not practicable.

Securities’ market values are primarily derived using publicly quoted prices, direct broker quotes or recognised market models. Where such prices are unavailable, market values for those securities have been derived using in-house pricing models.

Where securities are transferred between portfolios held for investment purposes and portfolios held for other purposes, the securities are transferred at market value. Gains and losses on these transfers are taken directly to the Profit and Loss Account, and are included within Other operating income.

Securities are recognised as assets or, in the case of short positions, liabilities, at the date at which the commitment to purchase or sell is considered to be binding.

Securities sold subject to sale and repurchase agreements are retained on the balance sheet where the risks and rewards of ownership of the securities remain with Abbey. Similarly, securities purchased subject to purchase and resale agreements are treated as collateralised lending transactions where Abbey does not acquire the risks and rewards of ownership.

Repurchase and resale agreements

Securities sold subject to sale and repurchase agreement (“repurchase” agreement) are retained on the balance sheet where substantially all of the risk and rewards of ownership remain within Abbey. Similarly, securities purchased subject to a purchase and resale agreement (“resale” agreement) are treated as collateralised lending transactions where Abbey does not acquire substantially all of the risks and rewards of ownership.

Repurchase and resale agreements are included within Loans and advances to banks, Loans and advances to customers, Deposit by banks and Customer accounts. The difference between sale and repurchase and purchase and resale prices for such transactions is charged to the Profit and Loss Account over the life of the relevant transaction and reported within Interest receivable and Interest payable. Repurchase and resale agreements transacted on standard settlement terms are recognised on the balance sheet on a trade date basis while all non-standard settlement terms agreements are recognised on a value date basis.

Outright sale and purchase of securities combined with the total return swaps which remove the risk inherent in those securities are accounted for as effectively repurchase and resale agreements.

During the year, Abbey has adopted a value date accounting treatment for repurchase and resale agreements which fall outside the standard terms of settlement. It is considered that the new policy is more appropriate for balance sheet presentation as it better reflects the economic risks and rewards of these instruments. A change to value date policy has no impact on the consolidated Profit and Loss Account of Abbey.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

For the current year, the change in accounting policy has resulted in a decrease of £1,786 million to loans and advances to customers, a decrease of £1,366 million to loans and advances to banks, a decrease of £3,512 million to other liabilities, a decrease of £1,352 million to other assets, a decrease of £852 million to deposits by banks and a decrease of £500 million to customer accounts.

Due to the change in accounting policy, the prior year comparatives were restated to show a reduction of £485 million on loans and advances to customers and other liabilities.

Customer accounts/ deposits

Contracts involving the receipt of cash on which customers receive an index-linked return are accounted for in substance as equity index-linked deposits. The current market value of the contract is reported within Customer accounts.

Equity index-linked deposits are managed within the equity derivatives trading book as an integral part of the equity derivatives portfolio. Equity index-linked deposits are remeasured at fair value at each reporting date with changes in fair values recognised in the consolidated Profit and Loss Account. The equity index-linked deposits contain embedded derivatives. These embedded derivatives, in combination with the principal cash deposit element, are designed to replicate the investment performance profile tailored to the return agreed in the contracts with customers. Such embedded derivatives are not separated from the host instrument and are not separately accounted for as a derivative instrument, as the entire contract embodies both the embedded derivative instrument and the host instrument and is remeasured at fair value at each reporting date.

Stock borrowing and lending agreements

Obligations taken on pursuant to entering into such agreements are reported as commitments. Income earned and expense paid on stock borrowing and lending agreements is reported as fees and commissions receivable and fees and commissions payable, except when in the nature of interest, in which case they are reported as interest receivable and interest payable.

Deferred taxation

Deferred taxation is provided on all timing differences that have not reversed before the balance sheet date at the rate of tax expected to apply when those timing differences will reverse. Deferred tax assets are recognised to the extent that they are regarded as recoverable.

Subordinated liabilities (including convertible debt) and debt securities in issue

Bonds and notes issued are stated at net issue proceeds adjusted for amortisation. Premiums, discounts and expenses relating to bonds and notes issued are amortised over the life of the underlying transaction. Where premiums, discounts and expenses are matched by swap fees, the respective balances have been netted.

Derivatives

Transactions are undertaken in derivative financial instruments, (derivatives), which include interest rate swaps, cross currency and foreign exchange swaps, futures, equity and credit derivatives, options and similar instruments for both trading and non-trading purposes.

Derivatives classified as trading are held for market-making or portfolio management purposes within Abbey’s trading books. Trading book activity is the buying and selling of financial instruments in order to take advantage of short-term changes in market prices or for market-making purposes in order to facilitate customer requirements. Trading derivatives are carried at fair value in the balance sheet within other assets and other liabilities. Valuation adjustments to cover credit and market liquidity risks and future administration costs are made. Positive and negative market values of trading derivatives are offset where the contracts have been entered into under master netting agreements or other arrangements that represent a legally enforceable right of set off which will survive the liquidation of either party. Gains and losses are taken directly to the Profit and Loss Account and reported within dealing profits.

Derivatives classified as non-trading are those entered into for the purpose of matching or eliminating risk from potential movements in foreign exchange rates, interest rates, and equity prices inherent in Abbey’s non-trading assets, liabilities and positions. Non-trading derivatives are accounted for in a manner consistent with the assets, liabilities, or positions being hedged. Income and expense on non-trading derivatives are recognised as they accrue over the life of the instruments as an adjustment to interest receivable or interest payable. Credit derivatives, designated as non-trading and through which credit risk is taken on, are reported as guarantees which best reflect the economic substance of those transactions.

Where a non-trading derivative no longer represents a hedge because either the underlying non-trading asset, liability or position has been derecognised, or transferred into a trading portfolio, or the effectiveness of the hedge has been undermined, it is restated at fair value and any change in value is

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

taken directly to the Profit and Loss Account and reported within other operating income. Thereafter the derivative is classified as trading or redesignated as a hedge of another non-trading item and accounted for accordingly. In other circumstances where non-trading derivatives are reclassified as trading or where non-trading derivatives are terminated, any resulting gains and losses are amortised over the remaining life of the hedged asset, liability or position. Unamortised gains and losses are reported within prepayments and accrued income and accruals and deferred income on the balance sheet.

Derivatives hedging anticipatory transactions are accounted for on a basis consistent with the relevant type of transaction. Where anticipatory transactions do not actually occur, related derivatives are restated at fair value and changes in value are taken directly to the Profit and Loss Account and reported within other operating income. Where retained, such derivatives are reclassified as trading or redesignated as a hedge of a non-trading item and accounted for accordingly.

Assets leased to customers

Assets leased to customers under agreements which transfer substantially all the risks and rewards associated with ownership, other than legal title, are classified as finance leases. All other assets leased to customers are classified as operating lease assets.

The net investment in finance leases represents total minimum lease payments less gross earnings allocated to future periods. Income from finance leases is credited to the Profit and Loss Account using the actuarial after-tax method to give a constant periodic rate of return on the net cash investment.

Operating lease assets are reported at cost less depreciation. They are shown as a separate class of tangible fixed asset because they are held for a different purpose to tangible fixed assets used in administrative functions. In the Profit and Loss Account, income in respect of operating lease assets is reported within other operating income, and depreciation on operating lease assets is reported within depreciation and amortisation. Provision is made for any impairment in value, any such amount being included in depreciation and amortisation.

Abbey selects the most appropriate method for recognition of income and depreciation according to the nature of the operating lease. This is determined by various factors including the length of the lease in proportion to the total economic life of the asset, any terms providing protection against early cancellation, and the amount of income retained in the lease to cover future uncertainties in respect of the realisation of residual values. For a large proportion of Abbey’s operating leases, the most appropriate method of accounting for income and depreciation is the actuarial after-tax method. Other operating leases are accounted for on a straight-line basis.

Leases

Assets held under finance leases and other similar contracts, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the Profit and Loss Account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis. Benefits received and receivable as an incentive to sign an operating lease are similarly spread on a straight-line basis over the lease term, except where the period to the review date on which the rent is first expected to be adjusted to the prevailing market rate is shorter than the full lease term, in which case the shorter period is used. Property rentals under operating leases are generally subject to annual escalation clauses or regular rent reviews; increased costs are charged from the increase date.

Securitisations

Certain Group undertakings have issued debt securities, or have entered into funding arrangements with lenders, in order to refinance existing assets or to finance the purchase of certain portfolios of loan and investment assets. These obligations are secured on the assets of the undertakings through non-recourse finance arrangements. Where the conditions for linked presentation, as stipulated in FRS 5, are met, the proceeds of the note issues, to the extent that there is no recourse to Abbey, are presented as “non-recourse finance” in Abbey’s balance sheet and shown deducted from the securitised assets, which are presented as “Loans and advances to customers subject to securitisation” in Abbey’s balance sheet.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

Long-term assurance business

The value of the long-term assurance business represents the value of the shareholders’ interest in the long-term assurance funds, which consists of the present value of the surplus expected to emerge in the future from business currently in force, together with Abbey’s interest in the surplus retained within the long-term assurance funds.

In determining this value, assumptions relating to investment returns, future mortality, persistency and levels of expenses are based on experience of the business concerned. The surplus expected to emerge in the future is discounted at a risk-adjusted discount rate after provision has been made for taxation.

For 2003, a change has been made to the method for setting the assumptions used in determining the value of future profits from a passive basis, whereby assumptions are based on management’s assessment of long-term investment trends and intentions for asset mix, to an active basis, whereby assumptions are based on actual period-end market conditions and asset mix. The effects of this change on the current year have been included in embedded value rebasing and other adjustments. No adjustment has been made to prior year comparatives.

To demonstrate the impact of the actual investment return compared to the expected return over a year, an adjustment is made (shown as embedded value charges and rebasing on long-term assurance business, in the Profit and Loss Account) to identify separately the value generated from the normal operations of the business, from that relating to market conditions. With the exception of products with material explicit investment guarantees, assumptions as to future investment returns (rather than forward market rates) are used to assess the future value of both assets and liabilities, in all cases projecting from the current market values. Where material investment guarantees are given, the market forward rate is used to assess the value of the liability.

Changes in the value, which is determined on a post-tax basis, are included in the Profit and Loss Account grossed up at the effective rate of tax. The post-tax increase in the value is treated as non-distributable until it emerges as part of the surplus arising during the year.

The values of the assets and liabilities of the long-term assurance funds are based on the amounts included in the financial statements of the Life Assurance companies. The values are determined in accordance with the terms of the Companies Act 1985 (Insurance Companies Accounts) Regulations 1993, adjusted for the purposes of inclusion in Abbey financial statements in order to be consistent with Abbey’s accounting policies and presentation, where a separate asset is established to account for the value of long-term assurance business.

Reserve capital instruments

Reserve capital instruments, included within other long-term capital instruments, are unsecured securities, subordinated to the claims of unsubordinated and subordinated creditors. Reserve capital instruments are treated as subordinated liabilities. Interest payable on the reserve capital instruments is included within interest payable.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

Notes to the Financial Statements

1.     Segmental analysis

a)    By class of business

	Banking	Investment			Group
	and	and	Treasury	General	Infra-		First		Group
	Savings(1)	Protection(1)	Services(1)	Insurance(1)	structure(1)	Wholesale(2)	National(2)	Other(2)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
2003
Net interest income	1,720	83	112	(5)	(115)	22	245	86	2,148
Other income and charges	427	(165)	137	126	90	(197)	(58)	25	385

Total operating income (loss)	2,147	(82)	249	121	(25)	(175)	187	111	2,533

Operating expenses excluding depreciation on operating lease assets	(1,286)	(58)	(128)	(89)	(309)	(107)	(137)	(83)	(2,197)
Depreciation and impairment on operating lease assets	—	—	—	—	—	(250)	(1)	—	(251)
Provisions for bad and doubtful debts	(130)	(80)	—	—	—	(154)	(99)	(11)	(474)
Provisions for contingent liabilities and commitments	(14)	—	—	—	(71)	(2)	—	(17)	(104)
Amounts written off fixed asset investments	(10)	—	—	—	—	(183)	—	—	(193)

Profit/(loss) before taxation	707	(220)	121	32	(405)	(871)	(50)	—	(686)

Total assets	77,183	28,790	54,459	165	564	7,426	2,160	6,028	176,775

Net assets	2,325	1,846	425	8	8	362	127	230	5,331

The average number of staff employed by the Group during the year was as follows:
Employees	16,378	3,708	511	139	3,999	374	1,170	759	27,038

(1)	Collectively the Personal Financial Services group of reportable segments.

(2)	Collectively the Portfolio Business Unit group of reportable segments.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

	Banking	Investment			Group
	and	and	Treasury	General	Infra-		First		Group
	Savings(1)	Protection(1)	Services(1)	Insurance(1)	structure(1)	Wholesale(2)	National(2)	Other(2)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
2002
Net interest income	1,799	90	132	(3)	(175)	327	464	55	2,689
Other income and charges	454	(218)	126	149	106	378	(48)	(71)	876

Total operating income	2,253	(128)	258	146	(69)	705	416	(16)	3,565
Operating expenses excluding depreciation on operating lease assets	(1,131)	(53)	(110)	(54)	(1,074)	(123)	(546)	(66)	(3,157)
Depreciation and impairment on operating lease assets	(23)	—	—	—	—	(252)	(5)	—	(280)
Provisions for bad and doubtful debts	(151)	—	—	—	1	(247)	(115)	(2)	(514)
Provisions for contingent liabilities and commitments	(11)	—	—	—	(35)	—	(4)	—	(50)
Amounts written off fixed asset investments	2	—	—	—	—	(513)	—	—	(511)

Profit/(loss) before taxation	939	(181)	148	92	(1,177)	(430)	(254)	(84)	(947)

Total assets	67,264	30,404	43,603	199	837	48,401	7,751	6,735	205,194

Net assets	2,060	1,764	386	9	14	1,387	393	337	6,350

The average number of staff employed by the Group during the year was as follows:
Employees	15,882	3,486	539	206	4,788	495	1,503	1,284	28,183

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

	Banking	Investment			Group
	and	and	Treasury	General	Infra-		First		Group
	Savings(1)	Protection(1)	Services(1)	Insurance(1)	structure(1)	Wholesale(2)	National(2)	Other(2)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
2001
Net interest income	1,680	54	132	(4)	(43)	376	461	36	2,692
Other income and charges	620	(44)	177	134	147	413	(33)	(14)	1,400

Total operating income	2,300	10	309	130	104	789	428	22	4,092
Operating expenses excluding depreciation on operating lease assets	(1,069)	(46)	(98)	(42)	(262)	(88)	(214)	(37)	(1,856)
Depreciation and impairment on operating lease assets	(97)	—	—	—	—	(152)	(7)	—	(256)
Provisions for bad and doubtful debts	(149)	—	—	—	—	—	(113)	(1)	(263)
Provisions for contingent liabilities and commitments	(5)	(3)	—	—	17	—	—	—	9
Amounts written off fixed asset investments	—	—	(24)	—	—	(232)	—	—	(256)

Profit/(loss) before taxation	980	(39)	187	88	(141)	317	94	(16)	1,470

Total assets	70,906	32,458	47,910	179	460	53,181	8,874	399	214,367

Net assets	2,301	1,936	12	535	17	1,813	477	351	7,442

The average number of staff employed by the Group during the year was as follows:
Employees	15,887	3,487	539	206	4,790	448	1,470	1,417	28,244

The average number of staff employed in the year is calculated on a full-time equivalent basis.

(1)	Collectively the Personal Financial Services group of reportable segments.

(2)	Collectively the Portfolio Business Unit group of reportable segments.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

The comparative segmental results for the years ended 31 December 2002 and 2001 have been restated as follows:

	Banking	Investment			Group
	and	and	Treasury	General	Infra-		First		Group
	Savings(1)	Protection(1)	Services(1)	Insurance(1)	structure(1)	Wholesale(2)	National(2)	Other(2)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
2002
Profit before taxation
Retail Banking	914	173	—	92	—	—	—	—	1,179
Wholesale Banking	—	—	148	—	—	(430)	—	—	(282)
WMLTS	25	(354)	—	—	—	—	103	(66)	(292)
Group Infrastructure	—	—	—	—	(1,214)	—	(357)	(18)	(1,589)

	939	(181)	148	92	(1,214)	(430)	(254)	(84)	(984)
Accounting policy changes:
ESOP Trusts	—	—	—	—	37	—	—	—	37

2002 revised profit/(loss) before taxation	939	(181)	148	92	(1,177)	(430)	(254)	(84)	(947)

2001
Profit before taxation
Retail Banking	985	168	—	88	—	—	—	—	1,241
Wholesale Banking	(5)	(207)	—	—	—	—	94	(16)	(134)
WMLTS	—	—	187	—	—	317	—	—	504
Group Infrastructure	—	—	—	—	(141)	—	—	—	(141)

	980	(39)	187	88	(141)	317	94	(16)	1,470

(1)	Collectively the Personal Financial Services group of reportable segments.

(2)	Collectively the Portfolio Business Unit group of reportable segments.

Consistent with previous years, when arriving at the segmental analysis, certain adjustments have been made. They include an adjustment to reflect the capital notionally absorbed by each segment, based on the Group’s Financial Services Authority regulatory requirements, and an allocation across the segments of the earnings on Group reserves.

b)    By geographical region

		Europe	United	Rest of	Group
	UK	(excluding UK)	States	World	Total
	£m	£m	£m	£m	£m
2003
Net interest income	2,063	76	12	(3)	2,148
Dividend income	—	—	—	—	—
Net fees and commissions receivable	501	5	—	—	506
Dealing profits	129	—	2	—	131
Other operating income	(294)	42	—	—	(252)

Total operating income	2,399	123	14	(3)	2,533

Operating expenses excluding depreciation on operating lease assets	(2,138)	(55)	(4)	—	(2,197)
Depreciation and impairment on operating lease assets	(251)	—	—	—	(251)
Provisions for bad and doubtful debts	(467)	(7)	—	—	(474)
Provisions for contingent liabilities and commitments	(104)	—	—	—	(104)
Amounts written off fixed asset investments	(193)	—	—	—	(193)

(Loss)/profit before taxation	(754)	61	10	(3)	(686)

Total assets	174,027	1,867	881	—	176,775

Net assets	5,229	102	—	—	5,331

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

		Europe		Rest of	Group
	UK	(excluding UK)	United States	World	Total
	£m	£m	£m	£m	£m
2002
Net interest income	2,527	109	52	1	2,689
Dividend income	1	—	—	—	1
Net fees and commissions receivable	508	3	—	—	511
Dealing profits	98	(2)	4	—	100
Other operating income	218	46	—	—	264

Total operating income	3,352	156	56	1	3,565

Operating expenses excluding depreciation on operating lease assets	(3,013)	(135)	(8)	(1)	(3,157)
Depreciation and impairment on operating lease assets	(280)	—	—	—	(280)
Provisions for bad and doubtful debts	(517)	3	—	—	(514)
Provisions for contingent liabilities and commitments	(50)	—	—	—	(50)
Amounts written off fixed asset investments	(513)	2	—	—	(511)

(Loss)/profit before taxation	(1,021)	26	48	—	(947)

Total assets	188,888	8,705	7,465	136	205,194

Net assets	5,525	336	478	11	6,350

2001
Net interest income	2,530	134	28	—	2,692
Dividend income	1	2	—	—	3
Net fees and commissions receivable/(payable)	551	(20)	—	—	531
Dealing profits	180	—	(4)	—	176
Other operating income	686	4	—	—	690

Total operating income	3,948	120	24	—	4,092

Operating expenses excluding depreciation on operating lease assets	(1,771)	(82)	(2)	(1)	(1,856)
Depreciation on impairment and operating lease assets	(243)	(13)	—	—	(256)
Provisions for bad and doubtful debts	(263)	—	—	—	(263)
Provisions for contingent liabilities and commitments	9	—	—	—	9
Amounts written off fixed asset investments	(256)	—	—	—	(256)

Profit/(loss) before taxation	1,424	25	22	(1)	1,470

Total assets	193,560	11,648	9,043	116	214,367

Net assets	6,780	375	283	4	7,442

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

2.     Discontinued Operations

				Continuing	Discontinued		Continuing	Discontinued
	Continuing	Discontinued		operations	operations	Total	operations	operations
	operations	operations	Total	2002	2002	2002	2001	2001	Total
	2003	2003	2003	(restated)	(restated)	(restated)	(restated)	(restated)	2001
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,046	102	2,148	2,203	486	2,689	2,150	542	2,692
Other income and charges	745	(461)	284	986	(175)	811	1,414	(95)	1,319

Total Income	2,791	(359)	2,432	3,189	311	3,500	3,564	447	4,011

Total administrative expenses	(1,979)	(35)	(2,014)	(1,714)	(138)	(1,852)	(1,653)	(56)	(1,709)
Depreciation of tangible fixed assets excluding operating lease assets	(111)	(1)	(112)	(98)	(5)	(103)	(106)	(5)	(111)
Amortisation — Goodwill	(20)	—	(20)	(53)	(11)	(64)	(23)	(13)	(36)
Impairment loss on tangible & intangible fixed assets	(18)	—	(18)	(781)	—	(781)	—	—	—

Operating expenses excluding depreciation on operating lease assets	(2,128)	(36)	(2,164)	(2,646)	(154)	(2,800)	(1,782)	(74)	(1,856)
Depreciation and impairment on operating lease assets	(251)	—	(251)	(278)	(2)	(280)	(255)	(1)	(256)
Provisions for bad and doubtful debts	(453)	(21)	(474)	(434)	(80)	(514)	(185)	(78)	(263)
Provisions for contingent liabilities and commitments	(104)	—	(104)	(46)	(4)	(50)	9	—	9
Amounts written off fixed assets investments	(140)	(53)	(193)	(186)	(325)	(511)	(10)	(246)	(256)

Operating (loss)/profit	(285)	(569)	(754)	(401)	(254)	(655)	1,341	48	1,389
Income from associated undertakings	12	—	12	17	—	17	—	14	14
Profit/loss on sale of subsidiary undertakings	90	(358)	(268)	46	2	48	67	—	67
Less: 2002 provision	—	357	357	—	(357)	(357)	—	—	—
Profit/(loss) on sale or termination of a business	—	(33)	(33)	—	—	—	—	—	—

(Loss)/profit before taxation	(183)	(503)	(686)	(338)	(609)	(947)	1,408	62	1,470

Discontinued activities includes the following:

During 2003, Abbey discontinued the business which managed its debt securities portfolios in its Asset Management and Risk Transfer businesses in the Wholesale segment. Total charges and operating losses in 2003 consisted of £(500)m (2002: £(302)m).

On 10 April 2003, Abbey sold First National’s secured and unsecured lending businesses (with the exceptions of the motor finance and litigation funding operations). Total income and operating losses in 2003 consisted of £74m and £(3)m (2002: £232m and £(307)m). These businesses were included within the First National segment.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

3.     Other interest receivable and similar income

	2003	2002	2001
	£m	£m	£m
On secured advances	3,726	3,805	4,260
On unsecured advances	458	707	666
On wholesale lending	511	615	638
On finance leases	142	202	276
On other interest earning assets and investments	463	547	858

	5,300	5,876	6,698

Interest receivable on secured advances is net of £284m (2002: £401m, 2001: £556m) in respect of the charge for lending-related fees and discounts payable, which are charged against interest income over the period of time in which Abbey has the right to recover the incentives in the event of early redemption and it is normal practice to do so. The movements on such incentives are as follows:

	Group			Company
	Interest			Interest
	rate	Cash-		rate	Cash-
	discounts	backs	Total	discounts	backs	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2003	22	181	203	22	180	202
Expenditure incurred in the year	187	19	206	187	20	207
Transfer to profit and loss account	(191)	(93)	(284)	(191)	(93)	(284)

At 31 December 2003	18	107	125	18	107	125

Interest due but not received on loans and advances in arrears has not been recognised in interest receivable where collectability is in doubt, but has been suspended. A table showing the movements on suspended interest is included in note 9.

4.     Interest payable

	2003	2002	2001
	£m	£m	£m
On retail customer accounts	1,648	1,699	2,091
On sale and repurchase agreements	30	16	42
On other deposits and debt securities in issue	2,078	3,359	5,061
On subordinated liabilities including convertible debt	318	365	355

	4,074	5,439	7,549

5.     Dividend income

	2003	2002	2001
	£m	£m	£m
Income from equity shares	1	1	3

6.     Dealing profits

	2003	2002	2001
	£m	£m	£m
Securities	34	12	45
Interest rate, equity and credit derivatives	97	88	131

	131	100	176

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

7.     Other operating (expenses)/income

	2003	2002	2001
	£m	£m	£m
Fee income from high LTV lending (see note 35)	45	85	100
Profit/(loss) on disposal of investment securities	(474)	(88)	5
Profit/(loss) on disposal of equity shares	(34)	34	46
Profit/(loss) on disposal of fixed assets	2	3	6
Income from operating leases	325	400	441
Other	(29)	76	109

	(165)	510	707

8.     Administrative expenses

		2002
	2003	(restated)	2001
	£m	£m	£m
Staff costs(1):
Wages and salaries	782	769	682
Social security costs	64	62	58
Other pension costs	128	101	75

	974	932	815

Property and equipment expenses:
Rents payable	115	121	108
Rates payable	28	28	23
Hire of equipment	3	4	4
Other property and equipment expenses	75	63	46

	221	216	181

Other administrative expenses	819	704	713

	2,014	1,852	1,709

(1) Excludes the following staff costs incurred by the Life Assurance businesses, which are charged to Income from Long Term Assurance business:

	2003	2002	2001
	£m	£m	£m
Staff costs:
Wages and salaries	89	82	66
Social security costs	6	6	5
Other pension costs	13	10	8

	108	98	79

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

The aggregate remuneration for audit and other services payable to the auditors is analysed below:

	2003	2002
	£m	£m
Audit services
— statutory audit	4.1	4.2
— audit related regulatory reporting	0.9	0.9

	5.0	5.1

Further assurance services	1.3	0.9
Tax services
— compliance services	0.1	0.1
— advisory services	0.1	—

	1.5	1.0

Other services
— financial information technology	—	0.3
— other services	3.5	3.5

	3.5	3.8

	10.0	9.9

% Non-Audit: Audit Services	100	94

No internal audit, valuation, litigation or recruitment services were provided by the external auditors during these years.

Further assurance relates primarily to advice on accounting matters and accords with the definition of “audit related fees” per Securities Exchange Commission guidance.

Tax services relate principally to advice on Abbey’s tax affairs.

The other service expenditure of £3.5m in 2003 primarily relates to consulting services, which were subject to pre-approval by the Audit & Risk Committee. The bulk of the expenditure was in connection with a Cost Reduction Review, Implementation of new telecoms networks, and Activity-Based Costing approaches. These services provided by the external auditors, are not considered to give rise to a self interest threat.

The audit fees for the Canjam and Fullbeck entities, amounting to £0.1m, in 2003, have been excluded from the above analysis as these entities are not consolidated.

Included within the remuneration for audit services is the audit fee for Abbey National plc of £0.9m (2002: £0.9m).

Of the fees payable to the Group’s auditors for audit services, £3.7m (2002: £3.8m; 2001: £3.8m) related to the United Kingdom.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

9.     Provisions for bad and doubtful debts

	On advances
	secured on	On other	On	On
	residential	secured	unsecured	wholesale
	properties	advances	advances	advances	Total
	£m	£m	£m	£m	£m
Group
At 1 January 2003
General	174	23	35	56	288
Specific	50	76	128	204	458
Disposals of subsidiary undertakings	(20)	(13)	(61)	—	(94)
Exchange adjustments	3	3	—	—	6
Transfer from profit and loss account	17	90	214	153	474
Irrecoverable amounts written off	(26)	(55)	(148)	(80)	(309)
Recoveries	4	—	38	—	42

At 31 December 2003	202	124	206	333	865

Being for the Group:
General	177	61	32	172	442
Specific	25	63	174	161	423

At 1 January 2002
General	150	22	36	—	208
Specific	62	72	156	—	290
Acquisition of subsidiary undertakings	6	1	1	—	8
Disposal of subsidiary undertakings	—	—	(1)	—	(1)
Transfer from investment security provisions	—	—	—	16	16
Exchange adjustments	1	2	—	(3)	—
Transfer from profit and loss account	23	26	218	247	514
Irrecoverable amounts written off	(27)	(33)	(336)	—	(396)
Recoveries	9	9	89	—	107

At 31 December 2002	224	99	163	260	746

Being for the Group:
General	174	23	35	56	288
Specific	50	76	128	204	458

At 1 January 2001
General	142	20	32	—	194
Specific	61	98	174	—	333
Exchange adjustments	—	(1)	—	—	(1)
Transfer from profit and loss account	42	23	198	—	263
Irrecoverable amounts written off	(42)	(54)	(297)	—	(393)
Recoveries	9	8	85	—	102

At 31 December 2001	212	94	192	—	498

Being for the Group:
General	150	22	36	—	208
Specific	62	72	156	—	290

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

	On advances
	secured on	On other	On	On
	residential	secured	unsecured	wholesale
	properties	advances	advances	advances	Total
	£m	£m	£m	£m	£m
Company
At 31 December 2003
General	142	3	32	—	177
Specific	5	8	87	—	100

At 31 December 2002
General	119	—	24	—	143
Specific	11	6	76	—	93

At 31 December 2001
General	97	—	17	—	114
Specific	20	1	96	—	117

Total Group provisions at:
At 31 December 2003
UK	173	96	202	333	804
Non-UK	29	28	4	—	61

At 31 December 2002
UK	189	61	156	260	666
Non-UK	35	38	7	—	80

At 31 December 2001
UK	191	63	187	—	441
Non-UK	21	31	5	—	57

Capital provisions as a percentage of loans and advances to customers:

	On advances
	secured on	On other	On	On
	residential	secured	unsecured	wholesale
	properties	advances	advances	advances	Total
	%	%	%	%	%
Group
At 31 December 2003
UK	0.3	3.4	4.2	13.4	1.0
Non-UK	1.6	58.5	2.7	—	3.1

At 31 December 2002
UK	0.3	1.6	2.3	3.0	0.8
Non-UK	1.1	59.9	5.9	—	2.4

At 31 December 2001
UK	0.3	2.0	2.8	—	0.6
Non-UK	1.0	53.9	5.2	—	2.5

Company
At 31 December 2003	0.2	0.8	3.7	—	0.4

At 31 December 2002	0.2	0.6	3.5	—	0.4

At 31 December 2001	0.2	1.0	4.9	—	0.4

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

Analysis of movements on suspended interest:

	On advances
	secured on	On other	On
	residential	secured	unsecured
	properties	advances	advances	Total
	£m	£m	£m	£m
Group
At 1 January 2003	31	37	8	76
Disposal of subsidiary undertakings	(12)	—	(3)	(15)
Exchange adjustments	2	2	—	4
Amounts suspended in the period	2	2	5	9
Irrecoverable amounts written off	(9)	(9)	(6)	(24)

At 31 December 2003	14	32	4	50

At 1 January 2002	39	47	10	96
Exchange adjustments	2	3	—	5
Acquisitions of subsidiary undertakings	3	—	—	3
Amounts suspended in the period	—	2	8	10
Irrecoverable amounts written off	(13)	(15)	(10)	(38)

At 31 December 2002	31	37	8	76

At 1 January 2001	36	54	10	100
Amounts suspended in the period	17	(5)	10	22
Irrecoverable amounts written off	(14)	(2)	(10)	(26)

At 31 December 2001	39	47	10	96

Company
At 31 December 2003	1	2	3	6

At 31 December 2002	13	2	4	19

At 31 December 2001	16	1	6	23

The value of loans and advances on which interest has been suspended is as follows:

	On advances
	secured on	On other	On
	residential	secured	unsecured
	properties	advances	advances	Total
	£m	£m	£m	£m
Group
At 31 December 2003
Loans and advances to customers	90	117	111	318
Provisions on these amounts	(21)	(27)	(72)	(120)

At 31 December 2002
Loans and advances to customers	228	146	229	603
Provisions on these amounts	(54)	(60)	(118)	(232)

Company
At 31 December 2003
Loans and advances to customers	38	6	95	139
Provisions on these amounts	(4)	(1)	(69)	(74)

At 31 December 2002
Loans and advances to customers	100	2	90	192
Provisions on these amounts	(7)	—	(63)	(70)

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

               Analysis of Group non-performing loans and advances

The following table presents loans and advances which are classified as ‘non-performing’. No interest is suspended or provisions made in respect of such cases where the Group does not expect to incur losses.

	2003	2002	2001
	£m	£m	£m
Loans and advances on which a proportion of interest has been suspended and/or on which specific provision has been made	1,632	669	848
Loans and advances 90 days overdue on which no interest has been suspended and on which no specific provision has been made	1,114	1,386	917
Non-accruing loans and advances	30	22	28

	2,776	2,077	1,793

Non-performing loans and advances as a percentage of total loans and advances to customers	3.25%	2.36%	2.22%
Provisions as a percentage of total non-performing loans and advances	31.14%	35.95%	27.76%

10.   Tax on (loss)/profit on ordinary activities

The charge or credit for taxation comprises:

	2003	2002	2001
	£m	£m	£m
UK Corporation tax:
Current year	57	252	401
Prior years	(112)	(31)	(1)
Double tax relief	(7)	—	(3)
Share of associated undertakings taxation	5	5	4
Overseas taxation	11	8	10

Total current tax (credit)/charge	(46)	234	411
Deferred tax:
Timing differences, origination and reversal	4	(82)	53

	(42)	152	464

Factors affecting the charge for taxation for the year:

	2003	2002	2001
	£m	£m	£m
(Loss)/profit on ordinary activities before tax	(686)	(947)	1,470
Taxation at UK corporation tax rate of 30% of (2002: 30%, 2001: 30%)	(206)	(284)	441
Effect of non-allowable provisions and other non-equalised items	218	38	8
Impairment of goodwill	11	360	10
Capital allowances for the period in excess of depreciation	(61)	42	(46)
Provisions and short term timing differences	98	74	2
Effect of non-UK profits and losses	6	36	(1)
Adjustment to prior year provisions	(112)	(31)	(1)
Effect of loss utilisation	—	(1)	(2)

Current tax charge for the year	(46)	234	411

               Factors that may affect future period’s tax charges:

Future profits in offshore subsidiaries where rates of tax are lower than the standard UK corporation tax rate will continue to reduce the Group tax charges. However any dividends received from these offshore subsidiaries will increase future Group tax charges.

Future profits or losses on the sale of trading subsidiaries should not be subject to taxation in the UK under the substantial shareholding exemption and this will have a corresponding impact on the future Group tax charges.

Any future non-allowable provisions and other non-equalised items will increase the future Group tax charges.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

11.   Loss/profit on ordinary activities after tax

The loss after tax of the Company attributable to the shareholders is £167m (2002: loss £497m; 2001: profit £1,348m). As permitted by Section 230 of the Companies Act 1985, the Company’s profit and loss account has not been presented in these financial statements.

12.   Dividends

	2003	2002	2001
	Pence	Pence	Pence
	per	per	per	2003	2002	2001
	share	share	share	£m	£m	£m
Ordinary shares (equity):
Interim (paid)	8.33	17.65	16.80	120	255	242
Final (proposed)	16.67	7.35	33.20	244	107	478

	25.00	25.00	50.00	364	362	720

Preference shares (non-equity)				60	62	42

				424	424	762

13.   (Loss)/Earnings per ordinary share

	2003		2002		2001
(Loss)/profit attributable to the shareholders of Abbey National plc (£m)	(699)		(1,161)		947
Preference dividends (£m)	(60)		(62)		(42)

(Loss)/profit attributable to the ordinary shareholders of Abbey National plc (£m)	(759)		(1,223)		905

Weighted average number of ordinary shares in issue during the year — basic (million)	1,448		1,442		1,431
Dilutive effect of share options outstanding (million)	9		8		11

Weighted average number of ordinary shares in issue during the year — diluted (million)	1,457		1,450		1,442

Basic (loss)/earnings per ordinary share (pence)	(52.4	)p	(84.8	)p	63.2p

Diluted (loss)/earnings per ordinary share (pence)	(52.4	)p	(84.3	)p	62.8p

In accordance with UITF 13, “Accounting for ESOP Trusts”, shares held in trust in respect of certain incentive schemes have been excluded from the calculation of earnings per ordinary share as the trustees have waived dividend and voting rights.

14.   Treasury bills and other eligible bills

	Group
	2003	2003	2002	2002
	Book	Market	Book	Market
	value	value	value	value
	£m	£m	£m	£m
Treasury bills	1,560	1,560	1,159	1,159
Other eligible bills	71	71	324	324

	1,631	1,631	1,483	1,483

Treasury bills and other eligible bills are held for trading and liquidity management purposes.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

15.   Loans and advances to banks

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
Items in the course of collection	171	176	164	167
Amounts due from subsidiaries	—	—	3,925	4,411
Purchase and resale agreements	5,034	3,461	—	—
Other loans and advances	1,950	2,964	129	138

	7,155	6,601	4,218	4,716

Repayable:
On demand	3,089	2,703	142	476
In not more than 3 months	4,022	3,319	232	167
In more than 3 months but not more than 1 year	11	440	546	261
In more than 1 year but not more than 5 years	33	132	1,337	871
In more than 5 years	—	7	1,961	2,941

	7,155	6,601	4,218	4,716

Banking business	1,031	3,127	4,218	4,716
Trading business	6,124	3,474	—	—

	7,155	6,601	4,218	4,716

Included within Other loans and advances is £695m (2002: £811m) held by the securitisation companies that has been accumulated to redeem securities issued by the securitisation companies (see note 17).

The loans and advances to banks in the above table have the following interest rate structures:

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
Fixed rate	5,225	3,863	115	135
Variable rate	1,754	2,562	3,939	4,414
Items in the course of collection (non-interest bearing)	176	176	164	167

	7,155	6,601	4,218	4,716

The Group’s policy is to hedge fixed rate loans and advances to banks to floating rates using derivative instruments, or by matching with other on-balance sheet interest rate exposures. See note 51, Derivatives — Non-trading derivatives, for further information.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

16.   Loans and advances to customers

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
Advances secured on residential properties	75,014	68,929	71,208	63,224
Purchase and resale agreements	9,372	3,100	—	—
Other secured advances	2,849	3,479	1,300	956
Unsecured advances	4,441	6,111	2,797	2,529
Wholesale lending	2,115	8,674	—	—
Collateralised and guaranteed mortgage loans	48	130	—	—
Amounts due from subsidiaries	—	—	765	2,463

	93,839	90,423	76,070	69,172

Repayable:
On demand or at short notice	10,844	4,747	1,648	1,876
In not more than 3 months	3,971	8,318	946	762
In more than 3 months but not more than 1 year	4,513	4,003	2,083	1,504
In more than 1 year but not more than 5 years	12,899	13,044	10,720	7,525
In more than 5 years	62,477	61,057	60,950	57,741
Less: provisions (see note 9)	(865)	(746)	(277)	(236)

	93,839	90,423	76,070	69,172

Banking business	84,234	87,134	76,070	69,172
Trading business	9,605	3,289	—	—

	93,839	90,423	76,070	69,172

Purchase and resale agreements have been restated from £3,585m to £3,100m due to Abbey adopting value date accounting for purchase and resale agreements with non standard settlement.

Included within Group unsecured advances are two contingent loans owed by the with-profit sub funds of the Long Term Business funds of Scottish Mutual Assurance plc and Scottish Provident Limited to Abbey National Scottish Mutual Assurance Holdings Limited of £571m and £623m respectively. These loans include accrued interest of £75m and £80m and are subject to provisions of £76m and £4m, respectively. See note 21, Long Term Assurance business, for further information.

The loans and advances to customers included in the above table have the following interest rate structures:

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
Fixed rate	30,877	25,539	16,590	13,584
Variable rate	63,827	65,630	59,757	55,824
Provisions	(865)	(746)	(277)	(236)

	93,839	90,423	76,070	69,172

The 2002 interest rate structure table has been restated from £26,024m to £25,539m due to Abbey adopting value date accounting for purchase and resale agreements with non standard settlement. The Group’s policy is to hedge fixed rate loans and advances to customers to floating rates using derivative instruments, or by matching with other on-balance sheet interest rate exposures. See note 51, Derivatives — Non-trading derivatives for further information.

17.   Loans and advances to customers subject to securitisation

Loans and advances to customers include portfolios of residential mortgage loans which are subject to non-recourse finance arrangements. These loans have been purchased by, or assigned to, special purpose securitisation companies (“Securitisation Companies”), and have been funded primarily through the issue of mortgage-backed securities (“Securities”). No gain or loss has been recognised as a result of these sales. These Securitisation Companies are consolidated and included in the Group financial statements as quasi-subsidiaries.

Abbey National plc and its subsidiaries are under no obligation to support any losses that may be incurred by the Securitisation Companies or holders of the Securities except as described below, and do not intend to provide such further support. Carfax Insurance Limited, a wholly owned subsidiary of Abbey National plc, provides mortgage indemnity guarantee insurance to

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

Abbey National plc. Abbey National plc has assigned its interest under each mortgage indemnity guarantee policy to the Securitisation Companies, to the extent that it relates to loans comprised in the current portfolio. Since 1 January 2002 Abbey National plc has not taken out mortgage indemnity guarantee insurance in relation to new mortgage loans. Existing cover remains in force. Holders of the Securities are only entitled to obtain payment of principal and interest to the extent that the resources of the Securitisation Companies are sufficient to support such payments, and the holders of the Securities have agreed in writing not to seek recourse in any other form.

Abbey National plc receives payments from the Securitisation Companies in respect of fees for administering the loans, and payment of deferred consideration for the sale of the loans. In addition, Abbey National plc has made interest bearing subordinated loans to Holmes Financing (No.3) plc, Holmes Financing (No.4) plc, Holmes Financing (No.5) plc and Holmes Financing (No.6) plc. In addition on the 15 January 2003 subordinated loans to Holmes Financing (No.1) plc and Holmes Financing (No.2) plc originally provided by Citibank were novated to Abbey National plc. Abbey National plc does not guarantee the liabilities of the subsidiary which provides mortgage indemnity guarantee insurance. Abbey National plc is contingently liable to pay to the subsidiary any unpaid amounts in respect of share capital. At a Group level, a separate presentation of assets and liabilities is adopted to the extent of the amount of insurance cover provided by the subsidiary.

Abbey National Treasury Services plc has entered into a number of interest rate swaps with the following Securitisation Companies: Holmes Funding (No.1) plc, Holmes Funding (No.2) plc and Holmes Funding Limited. These swaps in effect convert a proportion of the fixed and variable interest flows receivable from customers into LIBOR based flows to match the interest payable on the Securities.

Abbey National plc has no right or obligation to repurchase the benefit of any securitised loan, except if certain representations and warranties given by Abbey National plc at the time of transfer are breached.

In March 2003 Holmes Funding Limited acquired, at book value, a beneficial interest in the trust property vested in Holmes Trustees Limited. This further beneficial interest of £2.4bn was acquired through borrowing from Holmes Financing (No.7) plc, which funded its advance to Holmes Funding Limited, principally through the issue of mortgage backed securities. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Abbey National plc, and amounts to £9.8bn at 31 December 2003.

The balances of assets securitised and non-recourse finance at 31 December 2003 were as follows:

		Gross		Non-	Subordinated
		assets		recourse	loans made
	Date of	securitised		finance	by the Group
Securitisation company	securitisation	£m		£m	£m
Holmes Funding (No. 1) plc	25 February 1999	116		122	15
Holmes Funding (No. 2) plc	25 October 1999	596		631	14
Holmes Financing (No. 1) plc	19 July 2000	1,599	*	1,564	—
Holmes Financing (No. 2) plc	29 November 2000	1,282	*	1,426	—
Holmes Financing (No. 3) plc	23 May 2001	1,350	*	1,320	18
Holmes Financing (No. 4) plc	5 July 2001	2,321	*	2,458	8
Holmes Financing (No. 5) plc	8 November 2001	1,705	*	1,668	5
Holmes Financing (No. 6) plc	7 November 2002	2,935	*	2,955	6
Holmes Financing (No. 7) plc	20 March 2003	2,150	*	2,338	4
Retained interest in Holmes Trustees Limited		9,779		—	—

		23,833		14,482	70

*	Represents the interest in the trust property at book value held by Holmes Funding Limited related to the debt issued by these securitisation companies.

Included within Loans and advances to banks is £695m (2002: £811m) of cash which has been accumulated to finance the redemption of a number of securities issued by the securitisation companies.

Abbey National plc does not own directly, or indirectly, any of the share capital of any of the above securitisation companies or their parents.

A summarised profit and loss account for the years ended 31 December 2003, 2002 and 2001 and an aggregated balance sheet at 31 December 2003 and 2002 for the above companies is set out below:

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

               Profit and loss account for the year ended 31 December

	2003	2002	2001
	£m	£m	£m
Net interest income	3	7	8
Other operating income	11	8	6
Administrative expenses	(19)	(16)	(13)
Provisions	(6)	(7)	(1)

Loss for the financial period	(11)	(8)	—

               Cash flow statement for period ended 31 December

	2003	2002	2001
	£m	£m	£m
Net cash outflow from operating activities	—	(5)	4
Net cash outflow from returns on investment and servicing of finance	—	—	—
Total taxation paid	—	—	—
Net cash inflow (outflow) from capital expenditure and financing investment	—	—	—
Net cash outflow before financing	—	—	—

Net cash inflow from financing	—	—	—

Net (Decrease) increase in cash	—	(5)	4

               Balance sheet as at 31 December

	2003	2002
	£m	£m
Loans and advances to banks	1,504	2,113
Loans and advances to customers	14,053	14,636
Prepayments	72	67

Total assets	15,629	16,816

Deposits by banks	547	1,050
Debt securities in issue	14,895	15,595
Accruals and deferred income	210	188
Profit and loss account	(23)	(17)

Total liabilities	15,629	16,816

18.   Net investment in finance leases

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
Amounts receivable	4,241	6,073	21	15
Less: deferred income	(1,668)	(2,626)	(3)	(2)

	2,573	3,447	18	13

Repayable:
In not more than 3 months	31	72	1	—
In more than 3 months but not more than 1 year	66	75	4	—
In more than 1 year but not more than 5 years	537	596	13	12
In more than 5 years	1,939	2,704	—	1

	2,573	3,447	18	13

Cost of assets acquired for the purpose of letting under finance leases in the year	176	68	11	—
Gross rentals receivable	611	451	21	—
Commitments as lessor for the purchase of equipment for use in finance leases	—	41	—	—
Amounts outstanding subject to a sub-participation	—	14	—	—

Provisions for impairment relate to small ticket leasing assets.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

19.   Debt securities

	Group
	2003	2003	2002	2002
	Book	Market	Book	Market
	value	value	value	value
	£m	£m	£m	£m
Investment securities
Issued by public bodies:
Government securities	125	125	1,457	1,638
Other public sector securities	28	28	966	983

	153	153	2,423	2,621

Issued by other issuers:
Bank and building society certificates of deposit	204	203	1,011	1,022
Other debt securities	1,574	1,484	30,042	29,460

	1,778	1,687	31,053	30,482

Less: provisions	(178)	—	(501)	—

Sub-total — Non-trading book	1,753	1,841	32,975	33,103

Other securities
Issued by public bodies:
Government securities	4,374	4,374	5,875	5,875

Issued by other issuers:
Bank and building society certificates of deposit	15,811	15,811	14,322	14,322
Other debt securities	8,390	8,390	6,635	6,635

	24,201	24,201	20,957	20,957

Sub-total — Trading book	28,575	28,575	26,832	26,832

Total	30,328	30,416	59,807	59,935

	Company
	2003	2003	2002	2002
	Book	Market	Book	Market
	value	value	value	value
	£m	£m	£m	£m
Investment securities
Issued by public bodies:
Other public sector securities	28	28	28	28
Issued by other issuers:
Other debt securities	452	452	1,366	1,366

	480	480	1,394	1,394

The Company held no securities for purposes other than investment. The investment securities held by the Company include subordinated investments in subsidiaries of £432m (2002: £1,337m) and are included within Other debt securities. Investment securities held by the Group include £20m (2002: £20m) of subordinated investments in associates and are included within Other debt securities.

All of the securities held by the Company are unlisted.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

Analysed by listing status:

	Group
	2003	2003	2002	2002
	Book	Market	Book	Market
	value	value	value	value
	£m	£m	£m	£m
Investment securities
Listed in the UK	701	673	4,836	4,901
Listed or registered elsewhere	161	222	24,414	24,505
Unlisted	891	945	3,725	3,697

Sub-total — Non-trading book	1,753	1,841	32,975	33,103

Other securities
Listed in the UK	2,015	2,015	1,264	1,264
Listed or registered elsewhere	7,644	7,644	4,982	4,982
Unlisted	18,916	18,916	20,586	20,586

Sub-total — Trading book	28,575	28,575	26,832	26,832

Total	30,328	30,416	59,807	59,935

Book value of debt securities analysed by maturity:

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
Due within 1 year	20,644	21,169	150	28
Due in more than 1 year but not more than 5 years	3,712	12,675	—	10
Due in more than 5 years but not more than 10 years	4,427	13,164	32	575
Due in more than 10 years	1,723	13,300	298	781
Less: provisions	(178)	(501)	—	—

	30,328	59,807	480	1,394

The movement on debt securities held for investment purposes was as follows:

	Group
			Net book
	Cost	Provisions	value
	£m	£m	£m
At 1 January 2003	33,476	(501)	32,975
Exchange adjustments	(1,469)	22	(1,447)
Additions	1,436	—	1,436
Disposals	(24,188)	346	(23,842)
Redemptions and maturities	(3,175)	—	(3,175)
Transfers to other securities (net)	(4,141)	—	(4,141)
Transfer from profit and loss account	—	(45)	(45)
Net of amortisation of discounts (premiums)	(8)	—	(8)

At 31 December 2003	1,931	(178)	1,753

	Company
			Net book
	Cost	Provisions	value
	£m	£m	£m
At 1 January 2003	1,394	—	1,394
Additions	20	—	20
Disposals	(934)	—	(934)

At 31 December 2003	480	—	480

The total net book value of debt securities held for investment purposes at 31 December 2003 includes net unamortised premiums/discounts of £39m (2002: £171m).

Included within debt securities are £5m (2002: £217m) of subordinated amounts due from third parties, which comprise debt securities issued by financial services companies which qualify as regulatory capital for the issuing company. There are hedges in place in respect of the majority of fixed rate investment securities whereby the rise or fall in their market value, due to interest rate movements, will be offset by a substantially equivalent reduction or increase in the value of the hedges. The Group also purchases credit protection by entering into credit

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

derivative transactions such as credit default swaps and total return swaps with highly rated banks. The book value of investment debt securities issued by other issuers covered by these transactions is £707m (2002: £10,673m). The Group has purchased protection on a £707m portfolio of high yield assets. Protection has been purchased from a third party bank, which has in turn purchased protection from Newark (a synthetic Collateral Debt Obligation) and super senior protection from a super senior Monoline insurer. The Group’s exposure under the structure is £91m. This consists of a junior note exposure (net of provisions) of £31m to Newark and a potential exposure with respect to credit spread of £60m.

An aggregated summary profit and loss account for the years ended 31 December 2003, 2002 and 2001, and an aggregated balance sheet as at 31 December 2003 and 2002 for these entities are shown below.

               Profit and loss account for the year ended 31 December

	2003	2002	2001
	£m	£m	£m
Interest receivable	33	137	282
Interest payable	(29)	(115)	(255)

Net interest income	4	22	27
Profit on disposal of investment debt securities	4	2	2

Profit for the financial year	8	24	29
Amounts charged to entities of the Group	(8)	(24)	(29)

Retained profits	—	—	—

               Balance sheet as at 31 December

	2003	2002
	£m	£m
Investment debt securities	—	3,547
Prepayments and accrued income	—	20

Total assets	—	3,567

Debt securities in issue	—	3,556
Accruals and deferred income	—	11

Total liabilities	—	3,567

20.   Equity shares and other similar interests

	Group
	2003	2003	2002	2002
	Book	Market	Book	Market
	value	value	value	value
	£m	£m	£m	£m
Listed in the UK	1,164	1,164	123	112
Listed elsewhere	93	93	41	48
Unlisted	376	376	799	811

	1,633	1,633	963	971

Banking business	394	394	893	901
Trading business	1,239	1,239	70	70

	1,633	1,633	963	971

	Company
	2003	2003	2002	2002
	Book	Market	Book	Market
	value	value	value	value
	£m	£m	£m	£m
Unlisted	2	2	2	2

The movement on equity shares and other similar interests held for investment purposes was as follows:

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

	Group
			Net book
	Cost	Provisions	value
	£m	£m	£m
At 1 January 2003	1,021	(128)	893
Exchange adjustments	(12)	5	(7)
Additions	638	—	638
Disposals	(992)	10	(982)
Transfer from profit and loss account	—	(148)	(148)

At 31 December 2003	655	(261)	394

There were no movements on Company equity shares and other similar interests held for investment purposes during the year. The total amount held was £2m (2002: £2m). There were no provisions. These amounts exclude investment in subsidiary undertakings.

21.   Long Term Assurance business

The value of the Long Term Assurance business is as follows:

	2003	2002	2001
	£m	£m	£m
Gross of tax basis:
Income from Long Term Assurance business before embedded value changes and rebasing	176	321	345
Embedded value charges and rebasing	(378)	(632)	(443)

Income from Long Term Assurance business	(202)	(311)	(98)

Net of tax basis:
Income from Long Term Assurance business (smoothed)	110	252	249
Embedded value charges and rebasing	(369)	(480)	(328)

Income from Long Term Assurance business (unsmoothed)	(259)	(228)	(79)

The assets and liabilities of the Long Term Assurance Funds are presented separately from those of other businesses in order to reflect the different nature of the shareholders’ interest in them.

The value of the Long Term Assurance business is calculated by discounting the proportion of surplus which is projected to accrue to shareholders in future years from business currently in force, and adding the shareholders’ interest in the surplus retained within the Long Term Assurance Funds. The basis on which this value is determined is reviewed regularly in the light of the experience of the business and expectations regarding future economic conditions. The principal long term economic assumptions used are as follows:

	2003	2002
	%	%
Risk adjusted discount rate (net of tax)	7.5	8.5
Return on equities (gross of tax — pension business)	7.25	7.0
Return on equities (gross of tax — life business)	7.25	7.5
Return on gilts (gross of tax)	4.75	5.0
Return on corporate bonds (gross of tax)	5.25	5.75
Inflation (indexation)	2.75	2.5
Inflation (expenses)	3.75	3.5

               Embedded Value rebasing and other adjustments

The embedded value rebasing is made up of four components:

               Investment assumptions and variances

This consists of the adjustment to period end market values and the results of the move to an active basis. Approximately one half of the Scottish Mutual charge of £122m arises out of the move from assumed asset mix to actual asset mix under the new active basis of modelling described in the basis of results presentation. The adjustment to period-end market values in 2002 was driven by the significant falls in equity markets. While equity markets have improved in 2003, which has benefited Abbey National Life in particular, the fall in fixed interest prices particularly at the end of 2003 has had a more significant effect on Scottish Mutual and Scottish Provident.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

As set out above, investment assumptions have now been set on an active basis for 2003. 2002 figures have not been restated for the new treatment. Overall, the reduction in the discounted value of future profits arising from lower assumed investment returns going forward is offset by the lower risk discount rate used.

Guaranteed liability/market value adjustments

Significant provisions were made in 2002 with respect to guaranteed annuity and market value adjustment free liabilities. Hedges were also taken out to reduce the volatility of these liabilities. The credit in Scottish Mutual in 2003 represents the benefit of lower assumed bonuses (and consequently guarantee liabilities) partly offset by the effect of lower market levels when the hedges were finalised as compared to the 2002 year end position. Having made significant progress in 2002 to address the shortfall in value in relation to guaranteed annuity options and market value adjustments, the £(60)m charge in Scottish Provident relates in part to other products not captured by 2002 review, together with the effect of lower market levels when the hedges were transacted.

Change in equity backing assumption

The charge of £61m in 2002 relates to the effect on the discounted value of future profits of the reduction in the assumed equity backing ratio from 70% to 30%. The move to an active investment assumption base in 2003 means that the actual equity backing ratio is used with the effect from moving to this basis included within the investment assumptions and variances commented on above.

Provision required with respect to the shareholders’ liability for realistic balance sheet position

Provisions of £273m and £100m have been made with respect to potential shareholder support for the Scottish Mutual and Scottish Provident with-profit funds respectively based on the position, prior to existing capital support, expected to be shown in the “realistic” balance sheets to be prepared by 31 March 2004 as part of the new forthcoming Financial Services Authority regulations with respect to the solvency of Life companies. These balance sheets are not yet finalised and their method of calculation remains subject to change as the Financial Services Authority and the Life industry evolve its practices under the new regimes.

Early analysis of the “realistic” balance sheet position of Scottish Mutual indicates that the “realistic” position is likely to be better than shown on the statutory basis. With respect to the current assessment of Scottish Provident, there is likely to be a “realistic” balance sheet higher than the statutory position due to a higher assessment of guarantee costs. The provision now being made represents an initial assessment of the potential cost to Abbey’s life companies of supporting the realistic liabilities. The extent of the support will depend on the final Financial Services Authority position on these matters.

There remains considerable uncertainty as to the effect on the shareholder of the new regime and a significant project is underway to establish ongoing arrangements including finalising the “realistic” balance sheets and assessing how much of the cost of both supporting liabilities and any additional capital needed under the Financial Services Authority’s new requirements will be borne by the shareholder and policyholder respectively. Until this project is complete and agreement reached with all parties including the Financial Services Authorities, it is not possible to confirm the quantum of this provision. The amount being provided represents management’s current estimate of the potential cost to the shareholder though it remains possible that the final cost to Abbey is higher or lower than the amount provided by a significant margin.

Abbey’s specific exposure reflects its expansion into the ‘with-profits’ arena between 1997 and 2001, with a large proportion of new business written with guarantees for customers at a time when market values were significantly higher than they are today. In addition, Abbey does not have a large ‘orphan estate’ to cushion subsequent falls in asset values.

In addition to the provision, there remains a possibility that additional capital will need to be injected, though preliminary estimates indicate that any such amount will be modest in the context of the injections made in the past two years.

It is our current intention to publish more information concerning the “realistic” balance sheets and related requirements for action once the outcome of the project mentioned above is completed.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

Movement in the embedded value asset is calculated as follows:

	2003	2002
	£m	£m
At 1 January	2,316	1,662
Increase in value of long term business after tax	110	252
Embedded value rebasing and other adjustments	(369)	(480)
Capital injections	272	913
Surplus transferred from Long Term Business Funds	(57)	(31)

At 31 December	2,272	2,316

The amounts of these assets, which are valued at market value, and liabilities of the Long Term Assurance Funds included in the consolidated balance sheet are based upon the life assurance balance sheets prepared in compliance with the special provisions relating to insurance groups of section 255A and Schedule 9A to the Companies Act 1985.

The assets and liabilities of the Long Term Assurance Funds are:

	2003	2002
	£m	£m
Investments	19,570	19,990
Assets held to cover linked liabilities	7,041	6,628
Debtors and prepayments	3,465	3,814
Other assets	1,564	1,592

Total assets	31,640	32,024

Less: Attributable to shareholders	3,304	2,613

Total assets attributable to policyholders	28,336	29,411

Technical provisions	18,729	20,069
Technical provisions for linked liabilities	7,142	6,699
Fund for future appropriations	(769)	(995)
Other creditors	3,234	3,638

Total liabilities attributable to policyholders	28,336	29,411

Included within other creditors above are two contingent loans owed by the with-profit sub funds of the Long Term Business Funds of Scottish Mutual Assurance plc and Scottish Provident Limited to Abbey National Scottish Mutual Assurance Holdings Limited of £500m and £619m, respectively. Accrued interest on these loans amounted to £75m and £80m, respectively.

The payment of interest and capital repayments of these loans are contingent on the solvency of the respective funds as determined by the appointed actuary. In addition, the loan to the with-profit sub-fund of the Long Term Business Fund of Scottish Provident Limited is a loan where recourse is limited to the surpluses emerging from the non-profit sub fund of the Long Term Business fund of Scottish Provident.

               Scottish Provident contingent loan provision

As reported at the half year, provisions of £76m and £4m have been made with respect to tax law changes affecting the Scottish Provident and Scottish Mutual contingent loans.

               Other one-off adjustments

The credit in 2003 represents the grossed up value of a one-off group relief adjustment relating to the prior year.

The credit in 2002 represents the benefit of the reduced asset management costs arising from the move of responsibility for asset management of the Scottish Provident funds from Aberdeen Asset Managers to Abbey National Asset Managers. No adjustment arises from the temporary transfer of asset management responsibility to State Street Global Advisors announced early in 2004 pending the move to a multi-manager approach later this year.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

22.   Interests and shares in associated undertakings

The movement in interests in associated undertakings for 2003 and 2002 was as follows:

	Group	Company
	£m	£m
At 1 January 2003	51	—
Additions	—	51
Dividend Received	—	(19)
Share of current year net assets	(12)	—

At 31 December 2003	39	32

At 1 January 2002	59	—
Disposals	(1)	—
Share of current year net assets	(7)	—

At 31 December 2002	51	—

The principal associated undertakings at 31 December 2003 are:

		Group
		Interest
Name and nature of business	Issued share capital	%
EDS Credit Services Ltd, Information technology services	5,000 A ordinary shares of £0.01 each and 1,000 B ordinary shares of £0.01 each	25
PSA Finance plc, Personal finance	40,000,000 £1 ordinary shares	50
IF Online Group Limited,	5,393,191 A ordinary shares of £1 each
Information technology services	1,000,000 B ordinary shares of £1 each 930,120 Class A ordinary shares of £1 each
	38,317 Class C preference shares of £1 each 1 Founder share of £1 each, and 1 Abbey special share of £1 each

Abbey National plc acquired PSA Finance plc from First National Bank plc on 1 February 2003.

The United Kingdom is the principal area of operation of the principal associated undertakings and all are registered in England & Wales.

All associated undertakings are unlisted. EDS Credit Services Limited and PSA Finance plc have a year end of 31 December. IF Online Group Limited has a year end of 30 November.

23.   Shares in Group undertakings

	2003	2002
	Net	Cost and
	book	book
	value	value
	£m	£m
Subsidiary undertakings
Banks	2,264	3,157
Others	5,907	4,388

	8,171	7,545

The movement in shares in Group undertakings was as follows:

	Cost	Impairment	Company
	£m	£m	£m
At 1 January 2003	8,802	(1,257)	7,545
Exchange adjustments	6	—	6
Additions	361	—	361
Disposals	(25)	9	(16)
Other Movements	927	—	927
Impairments	—	(652)	(652)

At 31 December 2003	10,071	(1,900)	8,171

Subscriptions for additional share capital in existing subsidiary undertakings during the year amounted to £361m, including £250m in Abbey National SMA Holdings Limited and £90m in Abbey National Life plc.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

The impairments of shares in group undertakings in the year included: Abbey National Treasury Services plc (£237m), Abbey National SMA Holdings Limited (£270m), Cater Tyndall Ltd (£65m), Abbey National France S.A (£45m) and AN 123 Limited (£25m). These impairments are only in the Abbey National plc accounts and do not affect the consolidated accounts.

The following table details group undertakings sold in the year and the consideration received.

Date	Company/Business disposed of	Consideration
31 January	Abbey National December Leasing	£60m cash
10 April	First National Bank plc	£4,692m cash
10 April	Abbey National Mortgages plc	£159m cash
10 April	Carfax Personal Lines Insurance PCC Limited	£9m cash
30 June	Abbey National March Leasing(1)	£5m cash
30 June	Abbey National September Leasing(4)	£48m cash
1 July	Abbey National Capital Limited	£50m cash
1 July	Abbey National December Leasing	£56m cash
1 July	Abbey National March Leasing(2)	£58m cash
29 October	State Securities plc	£71m cash
31 October	HMC Mortgages Notes 101 Limited	£43m cash
19 November	Business of Abbey National Cashflow Finance	£37m cash
10 December	Abbey National Treasury Services Ltd	£185m cash
19 December	Abbey National June Leasing(3)	£215m cash
31 December	Abbey National Italy	£3,319m cash

The principal subsidiaries of Abbey National plc at 31 December 2003 are shown below, all of which are directly held and unlisted except where indicated.

Country of Incorporation or
	Nature of business	registration
Abbey National Leasing Companies* (16 companies)	Finance leasing	England & Wales
Abbey National Treasury Services plc	Treasury operations	England & Wales
Abbey National Unit Trust Managers*	Unit trust management	Scotland
Abbey National Treasury International Ltd*	Personal finance	Jersey
Cater Allen International Ltd*	Money market and stockbroking	England & Wales
Scottish Mutual Investment Managers Ltd*	Investment managers	Scotland
Carfax Insurance Ltd	Insurance	Guernsey
Abbey National Life plc	Insurance	England & Wales
Abbey National PEP and ISA Managers Ltd*	PEP and ISA management	Scotland
Scottish Mutual Assurance plc*	Insurance	Scotland
Scottish Provident Ltd*	Insurance	Scotland
Scottish Mutual Pension Funds Investment Ltd	Investment	Scotland
Abbey National North America Corporation	Funding	United States

       *Held indirectly through subsidiary companies.

All of the above entities have accounting reference dates of 31 December with the exception of the following: Abbey National March Leasing (1) and (2) Limited (both 31 March); Abbey National June Leasing (3), Limited (30 June); and Abbey National September Leasing Limited (30 September).

All the above companies are included in the consolidated financial statements. The Company holds directly or indirectly 100% of the issued ordinary share capital of its principal subsidiaries. All companies operate principally in their country of incorporation or registration. Abbey National Treasury Services plc also has a branch office in the US. Abbey National plc has branches in France and the Isle of Man and a representative office in Dubai.

24.   Sale of Subsidiary Undertaking

On 10 April 2003 the Group sold its 100% interest in the ordinary share capital of First National Bank plc. The profit of First National Bank plc up to the date of disposal was £11m, and for its

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

last financial year £94m. Net Assets disposed of and the related sales proceeds were as follows.

£m
Loans and Advances to Customers	4,450
Other Assets	178
Deposits by Banks	(56)
Other Liabilities	(70)

Net Assets	4,502

Goodwill Written Back	190
Profit on Sale	—

Sales Proceeds	4,692

At 31 December 2003
Satisfied by
Cash	4,692
Net Cash Inflows in respect of sale comprise
Cash Consideration	4,692
Cash at Bank and in Hand Sold	(11)

4,681

25.   Intangible fixed assets

Purchased
goodwill
Group
£m
Cost
At 1 January 2003	1,257
Additions	—
Disposals	(184)

At 31 December 2003	1,073

Amortisation and impairment
At 1 January 2003	881
Charge for the year	20
Disposals	(182)
Impairments	13

At 31 December 2003	732

Net book value
At 31 December 2003	341
At 31 December 2002	376

Intangible fixed assets comprise positive purchased goodwill arising on acquisitions of subsidiary undertakings and purchases of businesses made since 1 January 1998.

Goodwill included above in respect of all material acquisitions is currently being amortised over a period of 20 years. Previously, goodwill arising on acquisitions of subsidiary undertakings and purchases of businesses was taken directly to reserves.

In accordance with FRS 11, ‘Impairment of fixed assets and goodwill’, the carrying value of goodwill has been reviewed for impairment if there is some indication that impairment has occurred.

The impairment reviews have resulted in the following impairment charges; £9m in respect of Abbey National Business Equipment Leasing companies, £4m in respect of Abbey National Business Cashflow Finance business and £5m in respect of Abbey National Business Factors Limited. This latter amount had previously been written off to reserves (see note 44).

The cumulative amount of goodwill taken to the Profit and Loss Account reserve in previous periods by the Group and not subsequently recognised in the Profit and Loss Account is £620m (2002: £815m), and by the Company £528m (2002: £528m).

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

26.   Tangible fixed assets excluding operating lease assets

	Group
	Investment	Other
	properties	premises	Equipment	Total
	£m	£m	£m	£m
Cost or valuation
At 1 January 2003	1	47	1,234	1,282
Disposals of subsidiary undertakings	—	(3)	(43)	(46)
Additions	—	12	37	49
Disposals	(1)	(13)	(296)	(310)

At 31 December 2003	—	43	932	975

Depreciation
At 1 January 2003	—	10	901	911
Disposals of subsidiary undertakings	—	(2)	(30)	(32)
Charge for the year	—	6	106	112
Disposals	—	(5)	(279)	(284)

At 31 December 2003	—	9	698	707

Net book value
At 31 December 2003	—	34	234	268

At 31 December 2002	1	37	333	371

	Company
	Other
	premises	Equipment	Total
	£m	£m	£m
Cost
1 January 2003	26	1,109	1,135
Disposal of businesses	(3)	—	(3)
Additions	4	54	58
Disposals	(3)	(218)	(221)

At 31 December 2003	24	945	969

Depreciation
At 1 January 2003	6	825	831
Disposal of businesses	(2)	—	(2)
Charge for the year	6	85	91
Disposals	(6)	(184)	(190)

At 31 December 2003	4	726	730

Net book value
At 31 December 2003	20	219	239

At 31 December 2002	20	284	304

The net book value of Other premises comprises:

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
Freeholds	9	15	1	2
Long leaseholds	5	4	1	—
Short leaseholds	20	18	17	17

Net book value at 31 December	34	37	19	19
Of which occupied for own use	32	37	19	19

The net book value of Other premises includes:
Assets held under finance leases	1	4	1	4
Depreciation charge for the year on these assets	3	5	3	6

Capital expenditure which has been contracted, but not provided for in the financial statements	38	23	38	23

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

27.   Operating lease assets

Group
£m
Cost
At 1 January 2003	3,587
Exchange adjustments	(48)
Disposal of subsidiary undertakings	(92)
Additions	491
Disposals	(175)

At 31 December 2003	3,763

Depreciation and impairment
At 1 January 2003	1,014
Exchange adjustments	(5)
Disposal of subsidiary undertakings	(17)
Impairment	64
Charge for the year	187
Disposals	(9)

At 31 December 2003	1,234

Net book value
At 31 December 2003	2,529

At 31 December 2002	2,573

The net book value of operating lease assets includes residual values at the end of current lease terms, which will be recovered through re-letting or disposal in the following periods:

	2003	2002
	£m	£m
In not more than 1 year	493	384
In more than 1 year but not more than 2 years	102	685
In more than 2 years but not more than 5 years	432	225
In more than 5 years	1,223	882

	2,250	2,176

Capital expenditure which has been contracted, but not provided for in the financial statements	324	457

28.   Other assets

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
Foreign exchange, interest rate, equity & credit contracts:
Positive market value of trading derivative contracts (note 51)	1,643	1,842	—	—
Translation differences on foreign exchange derivatives used for hedging purposes	209	162	—	5
Debtors and other settlement balances	909	1,698	213	210
Introducer fees	80	314	8	24
Deferred tax asset (note 37)	—	—	122	80
Other	1,321	1,069	658	475

	4,162	5,085	1,001	794

Holdings of Abbey’s own shares were previously disclosed as “Own Shares Held” within Other Assets. These have now been reclassified as Treasury Shares and deducted from Shareholder Funds in accordance with UITF Abstract 38.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

29.   Prepayments and accrued income

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
Accrued interest due from subsidiaries	—	—	88	98
Unamortised lending-related fees (see note 3)	125	203	125	202
Other accrued interest	831	1,284	197	116
Prepayments and other accruals	274	404	91	150

	1,230	1,891	501	566

30.   Assets subject to sale and repurchase transactions

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
Debt securities	1,968	3,470	—	—

The above amounts are the assets held under sale and repurchase transactions included within the amounts disclosed in note 19, Debt securities.

31.   Deposits by banks

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
Items in the course of transmission	204	221	191	214
Amounts due to subsidiaries	—	—	18,589	14,015
Sale and repurchase agreements	9,390	7,300	—	—
Other deposits	12,531	16,653	—	78

	22,125	24,174	18,780	14,307

Repayable:
On demand	5,422	6,882	372	202
In not more than 3 months	14,766	15,108	17,480	11,919
In more than 3 months but not more than 1 year	1,502	1,651	58	214
In more than 1 year but not more than 5 years	18	50	—	84
In more than 5 years	417	483	870	1,888

	22,125	24,174	18,780	14,307

Banking business	1,178	2,454	18,780	14,307
Trading business	20,947	21,720	—	—

	22,125	24,174	18,780	14,307

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

32.   Customer accounts

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
Retail deposits	60,534	59,275	51,469	50,631
Amounts due to subsidiaries	—	—	3,886	3,260
Sale and repurchase agreements	4,602	6,047	—	—
Other customer accounts	9,265	11,444	2,545	1,553

	74,401	76,766	57,900	55,444

Repayable:
On demand	46,847	51,161	43,404	45,847
In not more than 3 months	21,900	19,325	13,526	8,538
In more than 3 months but not more than 1 year	2,820	1,951	77	85
In more than 1 year but not more than 5 years	641	1,853	27	103
In more than 5 years	2,193	2,476	866	871

	74,401	76,766	57,900	55,444

Banking business	63,638	67,934	57,900	55,444
Trading business	10,763	8,832	—	—

	74,401	76,766	57,900	55,444

Included in Group and Company customer accounts are amounts due to associated undertakings of £15m (2002: £5m) and £15m (2002: £5m), respectively.

Contracts involving the receipt of cash on which customers receive an index-linked return are accounted for in substance as equity index-linked deposits. The current market value of the contract is reported within Other customer accounts.

33.   Debt securities in issue

	Group
	2003	2003	2002	2002
	Book	Market	Book	Market
	value	value	value	value
	£m	£m	£m	£m
Bonds and medium term notes	14,939	14,996	17,449	17,709
Other debt securities in issue	9,895	9,897	30,630	30,631

	24,834	24,893	48,079	48,340

The market values for medium and long term debt securities in issue have been determined using quoted market prices where reliable prices are available. In other cases, market values have been determined using in-house pricing models, or stated at amortised cost.

	Company
	2003	2002
	£m	£m
Bonds and medium term notes	—	—
Other debt securities in issue	4	4

	4	4

Bonds and medium term notes are repayable:

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
In not more than 3 months	4,295	2,523	—	—
In more than 3 months but not more than 1 year	1,742	3,307	—	—
In more than 1 year but not more than 2 years	2,095	5,575	—	—
In more than 2 years but not more than 5 years	4,391	2,800	—	—
In more than 5 years	2,416	3,244	—	—

	14,939	17,449	—	—

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

Other debt securities in issue are repayable:

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
In not more than 3 months	5,114	19,933	—	—
In more than 3 months but not more than 1 year	3,573	9,513	—	—
In more than 1 year but not more than 2 years	789	609	—	—
In more than 2 years but not more than 5 years	21	110	4	4
In more than 5 years	398	465	—	—

	9,895	30,630	4	4

34.   Other liabilities

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
Creditors and accrued expenses	2,122	1,623	1,051	803
Short positions in government debt securities and equity shares	4,303	3,456	—	—
Taxation	(5)	104	(137)	(48)
Foreign exchange, interest rate, equity & credit contracts:
Negative market value of trading derivative contracts (see note 51)	4,762	3,467	—	—
Translation differences on foreign exchange derivatives used for hedging purposes	269	471	115	—
Obligations under finance leases all payable in:
Less than 1 year	1	3	1	3
1 year to 5 years	—	1	—	1

	11,452	9,125	1,030	759

Creditors and accrued expenses have been restated from £2,108m to £1,623m due to Abbey adopting value date accounting for sale and repurchase agreements with non standard settlement.

Short positions in government debt securities are mainly held for trading liquidity and hedging purposes. The market value of short positions in debt securities and equity shares is £4,303m (2002: £3,459m).

35.   Accruals and deferred income

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
Interest due to subsidiaries	—	—	89	187
Other accrued interest	1,284	1,840	700	724
Deferred income from residential mortgage lending	79	131	—	—
Other deferred income	219	247	34	30

	1,582	2,218	823	941

During the year, £45m (2002: £85m) of deferred income relating to high loan to value lending was taken to the profit and loss account.

36.   Provisions for liabilities and charges

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
Deferred taxation (see note 37)	690	952	—	—
Other provisions for liabilities and charges (see note 38)	146	76	100	43

	836	1,028	100	43

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

37.   Deferred taxation

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
Tax effect of timing differences due to:
Excess of capital allowances over depreciation	(64)	(39)	(54)	(27)
Other	(98)	(26)	(68)	(53)
Capital allowances on finance lease receivables	852	1,017	—	—

	690	952	(122)	(80)

	Group	Company
	£m	£m
At 1 January 2003	952	(80)
Transfer from profit and loss account	4	(42)
Disposals of subsidiary undertakings	(266)	—

At 31 December 2003	690	(122)

Deferred tax asset (see note 28)	—	(122)
Deferred tax liabilities	690	—

38.   Other provisions for liabilities and charges

	Group
	Pension
	and other	Provisions	Pension
	similar	for	misselling	Other
	obligations(1)	commitments(2)	compensation(3)	provisions(4)	Total
	£m	£m	£m	£m	£m
At 1 January 2003	7	14	8	47	76
Transfer from profit and loss account	128	26	4	74	232
Pension contributions/ provisions utilised	(128)	(16)	(8)	(10)	(162)

At 31 December 2003	7	24	4	111	146

	Company
	Pension
	and other	Provisions	Pension
	similar	for	misselling	Other
	obligations(1)	commitments(2)	compensation(3)	provisions(4)	Total
	£m	£m	£m	£m	£m
At 1 January 2003	(10)	1	5	47	43
Transfer from profit and loss account	111	25	—	68	204
Pension contributions/ provisions utilised	(129)	(6)	(3)	(9)	(147)

At 31 December 2003	(28)	20	2	106	100

The £104m charge shown in the profit and loss account in respect of provisions for contingent liabilities and commitments comprises the amounts transferred from the profit and loss account and unutilised provisions reversed for provisions for commitments, pension misselling compensation and other provisions.

               (1) Pension and other similar obligations

The above balance represents the difference between amounts paid to the respective pension schemes of the Group and amounts charged to the profit and loss account in accordance with SSAP 24, Accounting for pension costs.

In addition to Pension and other similar obligations included in the above table, a balance in respect of the pension surplus acquired with the purchase of the business of National and Provincial Building Society (N&P) is included within Other assets. This balance, which was £15m (2002: £17m) at 31 December 2003, is being amortised over the remaining service lives of employees contributing to the scheme, and £2m (2002: £2m) was charged to the profit and loss account in the year ended 31 December 2003. See also note 53, ‘Retirement benefits’.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

               (2) Provisions for commitments

This comprises amounts in respect of committed expenditure, including amounts in respect of vacant premises and provisions for loyalty bonuses payable in certain unit trusts managed within the Life Assurance businesses.

               (3) Pension misselling compensation

This comprises amounts in respect of compensation payable as a result of the ongoing review of business involving the transfers from occupational to personal pension schemes and the opting-out of and the non-joining of occupational pension schemes.

               (4) Other provisions

Other provisions principally comprise amounts in respect of litigation and related expenses and various other claims with respect to product misselling exposures.

39.   Subordinated liabilities including convertible debt

	Group
	2003	2002
	£m	£m
Dated subordinated liabilities:
Subordinated guaranteed floating rate notes 2003 (US$100m)	—	62
Subordinated collared floating rate notes 2004 (CAN$100m)	43	39
8.75% Subordinated guaranteed bond 2004	150	150
8.2% Subordinated bond 2004 (US$500m)	280	310
6.69% Subordinated bond 2005 (US$750m)	420	464
10.75% Subordinated bond 2006	100	101
Subordinated guaranteed floating rate step-up notes 2009 (Swiss Fr 130m)	59	58
5.00% Subordinated bond 2009 (€511.3m)	359	331
4.625% Subordinated notes 2011 (€500m)	352	324
11.50% Subordinated guaranteed bond 2017	149	149
10.125% Subordinated guaranteed bond 2023	149	149
7.57% Subordinated notes 2029 (US$1,000m)	554	613
6.50% Subordinated notes 2030	149	149
7.25% Subordinated notes 2021	200	200
Callable capped subordinated floating rate notes 2012 (US$50m)	28	31
Callable subordinated floating rate notes 2012 (US$50m)	28	31
Callable subordinated floating rate notes 2012 (€500m)	352	324

	Group
	2003	2002
	£m	£m
Undated subordinated liabilities:
10.0625% Exchangeable subordinated capital securities	199	199
7.35% Perpetual subordinated reset capital securities (US$500m)	279	309
7.25% Perpetual subordinated capital securities (US$150m)	84	92
7.10% Perpetual callable subordinated notes (US$150m)	84	93
7.00% Perpetual subordinated capital securities (US$250m)	140	154
6.70% Perpetual subordinated reset capital securities (US$500m)	279	308
6.00% Step-down Perpetual callable subordinated notes (€100m)	71	65
5.56% Subordinated guaranteed notes (YEN 15,000m)	79	78
5.50% Subordinated guaranteed notes (YEN 5,000m)	26	26
Fixed/ Floating rate subordinated notes (YEN 5,000m)	26	26
7.50% 10 Year step-up perpetual subordinated notes	321	320
7.50% 15 Year step-up perpetual subordinated notes	425	425
7.38% 20 Year step-up perpetual subordinated notes	173	173
7.13% 30 Year step-up perpetual subordinated notes	279	279
7.13% Fixed to floating rate perpetual subordinated notes (€400m)	280	258
7.25% Perpetual callable subordinated notes (US$400m)	220	242

	6,337	6,532

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

	Company
	2003	2002
	£m	£m
Dated subordinated liabilities:
Subordinated floating rate notes 2003 (US$75m)*	—	62
Subordinated floating rate notes 2004 (US$74m)*	41	46
Subordinated floating rate notes 2004*	150	150
Subordinated floating rate notes 2004 (US$500m)*	280	310
6.69% Subordinated bond 2005 (US$750m)	420	464
10.75% Subordinated bond 2006	100	101
Subordinated floating rate notes 2009 (US$102m)*	57	63
Subordinated floating rate notes 2009 (€511.3m)	359	331
4.625% Subordinated notes 2011 (€500m)	352	324
11.59% Subordinated loan stock 2017*	150	150
10.18% Subordinated loan stock 2023*	150	150
7.57% Subordinated notes 2029 (US$1,000m)	554	613
6.50% Subordinated notes 2030	149	149
8.96% Subordinated notes 2030 (US$1,000m)**	554	613
Callable capped subordinated floating rate notes 2012 (US$50m)	28	31
Callable subordinated floating rate notes 2012 (US$50m)	28	31
Callable subordinated floating rate notes 2012 (€500m)	352	324

	Company
	2003	2002
	£m	£m
Undated subordinated liabilities:
10.0625% Exchangeable subordinated capital securities	199	199
7.35% Perpetual subordinated reset capital securities (US$500m)	279	309
7.25% Perpetual subordinated capital securities (US$150m)	84	92
7.10% Perpetual callable subordinated notes (US$150m)	84	93
7.00% Perpetual subordinated capital securities (US$250m)	140	154
6.70% Perpetual subordinated reset capital securities (US$500m)	279	308
6.00% Step-down perpetual callable subordinated notes (€100m)	71	65
5.56% Subordinated guaranteed notes (YEN 15,000m)	79	78
5.50% Subordinated guaranteed notes (YEN 5,000m)	26	26
Fixed/ Floating rate subordinated notes (YEN 5,000m)	26	26
7.50% 10 Year step-up perpetual subordinated notes	321	320
7.50% 15 Year step-up perpetual subordinated notes	425	425
7.38% 20 Year step-up perpetual subordinated notes	173	173
7.13% 30 Year step-up perpetual subordinated notes	279	279
7.13% Fixed to floating rate perpetual subordinated notes (€400m)	280	258
7.25% Perpetual callable subordinated notes (US$400m)	220	242

	6,689	6,959

*	These represent the on-lending to the Company, on a subordinated basis, of issues by subsidiary companies.

**	This represents the on-lending to the Company, on a subordinated basis, of the issue of preferred securities (see note 41).

The subordinated floating rate notes pay a rate of interest related to the LIBOR of the currency of denomination.

The 10.0625% Exchangeable subordinated capital securities are exchangeable into fully paid 10.375% non-cumulative non-redeemable sterling preference shares of £1 each, at the option of Abbey. Exchange may take place on any interest payment date providing that between 30 and 60 days notice has been given to the holders. The holders will receive one new sterling preference share for each £1 principal amount of capital securities held. Note 42 details the rights attaching to these shares, as they are the same.

The 7.35% Perpetual subordinated reset capital securities are redeemable at par, at the option of Abbey, on 15 October 2006 and each fifth anniversary thereafter.

The 7.25% Perpetual subordinated capital securities are redeemable at par, at the option of Abbey, on or after 15 June 2004.

The 7.10% Perpetual callable subordinated notes are redeemable at par, at the option of Abbey, on 12 March 2004 and thereafter on each interest payment date.

The 7.00% Perpetual subordinated capital securities are redeemable at par, at the option of Abbey, on or after 29 April 2004.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

The 6.70% Perpetual subordinated reset capital securities are redeemable at par, at the option of Abbey, on 15 June 2008 and each fifth anniversary thereafter.

The 6.00% Step-down perpetual callable subordinated notes are redeemable at par, at the option of Abbey, on 19 April 2004 and thereafter on each interest payment date.

The 5.56% Subordinated guaranteed notes are redeemable at par, at the option of Abbey, on 31 January 2015 and each fifth anniversary thereafter.

The 5.50% Subordinated guaranteed notes are redeemable at par, at the option of Abbey, on 27 June 2015 and each fifth anniversary thereafter.

The Fixed/ Floating rate subordinated notes are redeemable at par, at the option of Abbey, on 27 December 2016 and each interest payment date anniversary thereafter.

The 7.50% 10 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey, on 28 September 2010 and each fifth anniversary thereafter.

The 7.50% 15 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey, on 28 September 2015 and each fifth anniversary thereafter.

The 7.38% 20 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey, on 28 September 2020 and each fifth anniversary thereafter.

The 7.13% 30 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey, on 30 September 2030 and each fifth anniversary thereafter.

The 7.13% Fixed to Floating rate perpetual subordinated notes are redeemable at par, at the option of Abbey, on 28 September 2010 and each fifth anniversary thereafter.

The 7.25% perpetual callable subordinated notes are redeemable at par, at the option of Abbey, at any time on or after 15 August 2006.

In common with other debt securities issued by Group companies, the subordinated liabilities are redeemable in whole at the option of Abbey, on any interest payment date, in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the United Kingdom, at their principal amount together with any accrued interest.

Subordinated liabilities including convertible debt securities in issue are repayable:

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
In 1 year or less	473	62	472	62
In more than 1 year but not more than 2 years	420	499	420	506
In more than 2 years but not more than 5 years	100	623	100	565
In more than 5 years	2,379	2,301	2,733	2,779
Undated	2,965	3,047	2,964	3,047

	6,337	6,532	6,689	6,959

Subordinated liabilities including convertible debt issued by the Group have a market value, calculated using quoted market prices where available, of £7,068m (2002: £7,217m).

40.	Other long term capital instruments

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
Other long term capital instruments	742	771	742	771

Other long term capital instruments comprise £300m Step-up Callable Perpetual Reserve Capital Instruments (RCIs), $500m tier One Perpetual Subordinated Debt Securities (Securities) and £175m Fixed/ Floating Rate Tier One Preferred Income Capital Securities (TOPICs).

               £300m Step-up Callable Perpetual Reserve Capital Instruments

The Reserve Capital Instruments were issued in 2001 by Abbey National plc. Reserve Capital Instruments are redeemable by Abbey on 14 February 2026 or on each coupon payment date thereafter, subject to the prior approval of the Financial Services Authority and provided that the auditors have reported to the Trustee within the previous six months that the solvency condition is met.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

The Reserve Capital Instruments bear interest at a rate of 7.037% per annum, payable annually in arrears, from 14 February 2001 to 14 February 2026. Thereafter, the reserve capital instruments will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on the UK five year benchmark gilt rate.

               $500m Tier One Perpetual Subordinated Debt Securities

The Securities were issued on 8 August 2002 by Abbey National plc. The Securities have no maturity date. However, Abbey National plc has the option to redeem the Securities in whole, but not in part on 15 September 2007 or on each coupon payment date thereafter.

The Securities bear interest at a rate of 7.375% per annum, payable in US dollars quarterly in arrears.

               £175m Fixed/ Floating Rate Tier One Preferred Income Capital Securities

The Tier One Preferred Income Capital Securities were issued on 9 August 2002 by Abbey National plc. The Tier One Preferred Income Capital Securities are redeemable by Abbey National plc in whole but not in part on 9 February 2018 or on each coupon payment date thereafter, subject to the prior approval of the Financial Services Authority.

The Tier One Preferred Income Capital Securities bear interest at a rate of 6.984% par annum, payable semi-annually in arrears. From (and including) 9 February 2018, the Tier One Preferred Income Capital Securities will bear interest, at a rate reset semi-annually of 1.86% per annum above the six-month sterling LIBOR rate, payable semi-annually in arrears.

The Reserve Capital Instruments, Securities and Tier One Preferred Income Capital Securities are not redeemable at the option of the holders and the holders do not have any rights against other Abbey Group companies. Upon the occurrence of certain tax or regulatory events, the Reserve Capital Instruments may be exchanged, their terms varied, or redeemed.

Interest payments may be deferred, but Abbey National plc may not declare or pay dividends on or redeem or repurchase any junior securities until Abbey National plc next make a scheduled payment on the Reserve Capital Instruments, Securities and Tier One Preferred Income Capital Securities.

The Reserve Capital Instruments, Securities and Tier One Preferred Income Capital Securities are unsecured securities of Abbey National plc and are subordinated to the claims of unsubordinated creditors and subordinated creditors holding Abbey National plc loan capital. Upon the winding up of Abbey National plc, the holder of each Reserve Capital Instruments, Securities and Tier One Preferred Income Capital will rank pari passu with the holders of the most senior class or classes of preference shares (if any) of Abbey National plc then in issue and in priority to all other Abbey shareholders.

41.	Minority interests — non-equity

Abbey National First Capital BV, Abbey National Capital Trust I, Abbey National Capital Trust II, Abbey National Capital LP I and Abbey National Capital LP II are each 100% owned finance subsidiaries of Abbey National plc. Abbey National First Capital BV has registered with the SEC and issued to the public subordinated notes and medium-term notes that have been fully and unconditionally guaranteed by Abbey National plc. Abbey National Capital Trust I and Abbey National Capital Trust II have registered trust preferred securities, and Abbey National Capital LP I and Abbey National Capital LP II have registered partnership preferred securities, for issuance in the United States. Abbey National Capital Trust I and Abbey National Capital Trust II each serve solely as passive vehicles holding the partnership preferred securities issued by Abbey National Capital LP I and Abbey National Capital LP II, respectively, and each has passed all the rights relating to such partnership preferred securities to the holders of the issued trust preferred securities. All of the trust preferred securities and the partnership preferred securities have been fully and unconditionally guaranteed on a subordinated basis by Abbey National plc. Abbey National Capital Trust I has issued to the public US$1,000,000,000 of 8.963% Non-Cumulative Trust Preferred Securities. There are no significant restrictions on the ability of Abbey National plc to obtain funds, by dividend or loan, from any subsidiary. After 30 June 2030, the distribution rate on the preferred securities will be at the rate of 2.825% per annum above the three-month US$ LIBOR rate for the relevant distribution period.

The preferred securities are not redeemable at the option of the holders and the holders do not have any rights against other Abbey Group companies. The partnership preferred securities may be redeemed by the partnership, in whole or in part, on 30 June 2030 and on each distribution payment date thereafter. Redemption by the partnership of the partnership preferred securities may also occur in the event of a tax or regulatory change. Generally, holders of the preferred securities will have no voting rights.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

On a return of capital or on a distribution of assets on a winding up of the partnership, holders of the partnership preferred securities will be entitled to receive, for each partnership preferred security a liquidation preference of US$1,000, together with any due and accrued distributions and any additional amounts, out of the assets of the partnership available for distribution.

The preferred securities, the partnership preferred securities and the subordinated guarantees taken together will not entitle the holders to receive more than they would have been entitled to receive had they been the holders of directly issued non-cumulative, non-voting preference shares of Abbey National plc.

42.   Called up share capital and share premium account

	Ordinary		Preference
	shares of	Preference	shares of	Preference
	10 pence	shares of	US$0.01	shares of
	each	£1 each	each	€0.01 each	Total
	£m	£m	£m	£m	£m
Authorised share capital
At 31 December 2002	175	1,000	6	6	1,187
At 31 December 2003	175	1,000	6	6	1,187

Issued and fully paid share capital
At 31 December 2002	146	325	—	—	471
At 31 December 2003	146	325	—	—	471

Share premium account
At 1 January 2003	1,732	9	414	—	2,155
Shares issued	20	—	—	—	20
Redemptions	—	—	(116)	—	(116)
Amortisation of issue costs	—	—	(2)	—	(2)
Transfer from profit and loss reserve	—	—	2	—	2

At 31 December 2003	1,752	9	298	—	2,059

	Ordinary		Preference
	shares of	Preference	shares of	Preference
	10 pence	shares of	US$0.01	shares of
	each	£1 each	each	€0.01 each	Total
	£m	£m	£m	£m	£m
Authorised share capital
At 31 December 2001	175	1,000	6	6	1,187
At 31 December 2002	175	1,000	6	6	1,187

Issued and fully paid share capital
At 31 December 2001	145	325	—	—	470
At 31 December 2002	146	325	—	—	471

Share premium account
At 1 January 2002	1,627	9	414	—	2,050
Shares issued	98	—	—	—	98
Capitalisation of reserves in respect of shares issued via QUEST	7	—	—	—	7
Amortisation of issue costs	—	—	3	—	3
Transfer to profit and loss reserve	—	—	(3)	—	(3)

At 31 December 2002	1,732	9	414	—	2,155

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

	Ordinary		Preference
	shares of	Preference	shares of	Preference
	10 pence	shares of	US$0.01	shares of
	each	£1 each	each	€0.01 each	Total
	£m	£m	£m	£m	£m
Authorised share capital
At 31 December 2000	175	1,000	6	6	1,187
At 31 December 2001	175	1,000	6	6	1,187

Issued and fully paid share capital
At 31 December 2000	143	325	—	—	468
At 31 December 2001	145	325	—	—	470

Share premium account
At 1 January 2001	1,485	9	116	—	1,610
Shares issued	129	—	298	—	427
Capitalisation of reserves in respect of shares issued via QUEST	13	—	—	—	13

At 31 December 2001	1,627	9	414	—	2,050

Under the Company’s Executive, All Employee and Sharesave Schemes, employees hold options to subscribe for 52,418,724 (2002: 36,931,259) ordinary shares at prices ranging from 317 to 596 pence per share, exercisable up to September 2013. During the year 223,531 (2002: 3,070,621) ordinary shares were issued on the exercise of options for a consideration of £1.4m (2002: £25m). In addition, 4,037,733 ordinary shares were issued in lieu of cash for dividends in 2003, in accordance with the terms of the Alternative Dividend Plan.

The Qualifying Employee Share Trust operates in conjunction with the Sharesave Scheme by acquiring shares in the Company and using them to satisfy Sharesave options, by delivering the shares to the employees on payment of the option price.

During the year the Qualifying Employee Share Trust has subscribed at market value for ordinary shares at a total cost of £nil (2002: £20m). The Company provided £nil (2002: £7m) to the Qualifying Employee Share Trust for this purpose and £nil (2002: £13m) was received from Sharesave participants. The shares were all transferred by the Qualifying Employee Share Trust to participants in Abbey’s Sharesave Scheme in satisfaction of their options. The price paid by option holders, including executive Directors, was 565 pence per share (three year options), 513 pence per share (five year options) and 466 pence per share (seven year options). The Company’s contribution has been included as a capitalisation of reserves.

Abbey National plc sponsors the Abbey National ESOP Trust, a discretionary trust for the benefit of employees and former employees of the Abbey Group and the AN Employee Trust, a discretionary trust for the benefit of Directors and former Directors of Abbey National plc. The Company has provided £65m to the trustees of Abbey National ESOP Trust and £9m to the trustees of Abbey National Trust, interest free irrevocable loans and gifts of £31m and £6m respectively, to enable them to purchase Abbey National plc ordinary shares, which are used to satisfy options and share awards granted by the Company to meet its commitments arising under employee and Directors’ share schemes. Under the terms of the trusts, the trustees have waived all but a nominal dividend on the shares they hold. The cost of providing these shares, less any amounts paid by employees or Directors, is charged to the profit and loss account on a systematic basis over the relevant performance period for the employees and Directors. At 31 December 2003 and 2002 the number and value of shares held were:

	AN ESOP Trust		AN Employee Trust
		2002		2002
	2003	(restated)	2003	(restated)
	£m	£m	£m	£m
Number of shares held (’000)	7,613	8,589	1,530	1,532
Book value of shares held	67	67	13	13

Market value of shares held	40	44	8	8

Prior to 2003 such shares were held as an asset within other assets on the balance sheet at the lower of cost and net realisable value with any impairments being taken to the profit and loss account. With the issue of UITF 38 Accounting for ESOP Trusts such shares are now held at cost and treated as Treasury Shares and are taken as a deduction from Shareholders Equity. The 2002 profit and loss account and balance sheet have been restated accordingly.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

As of 31 December 2003 there were 1,865,490 shareholders. The following tables show an analysis of their holdings:

		Number of
		ordinary shares
		of 10 pence
Size of shareholding	Shareholders	each
Shares
1-100	1,093,026	104,447,212
101-1,000	725,782	276,897,081
1,001+	44,451	1,081,071,340

	1,863,259	1,462,415,633

		Preference shares
Size of shareholding	Shareholders	of £1 each
1-100	10	100
101-1,000	467	35,168
1,001+	1,716	324,964,732

	2,193	325,000,000

		Preference shares
Size of shareholding	Shareholders	of US$0.01 each
1-100	—	—
101-1,000	34	16,510
1,001+	4	17,983,490

	38	18,000,000

               Sterling preference shares

Holders of the sterling preference shares are entitled to receive a bi-annual non-cumulative preferential dividend payable in sterling out of the distributable profits of the Company. The rate per annum will ensure that the sum of the dividend payable on such date and the associated tax credit (as defined in the terms of the sterling preference shares) represents an annual rate of 8 5/8% per annum of the nominal amount of shares issued in 1997, and an annual rate of 10 3/8% for shares issued in 1995 and 1996. On a return of capital or on a distribution of assets on a winding up, the sterling preference shares shall rank pari passu with any other shares that are expressed to rank pari passu therewith as regards participation in assets, and otherwise in priority to any other share capital of the Company.

On such a return of capital or winding up, each sterling preference share shall, out of the surplus assets of the Company available for distribution amongst the members after payment of the Company’s liabilities, carry the right to receive an amount equal to the amount paid up or credited as paid together with any premium paid on issue and the full amount of any dividend otherwise due for payment.

Other than as set out above, no sterling preference share confers any right to participate on a return of capital or a distribution of assets of the Company.

Holders of the sterling preference shares are not entitled to receive notice of or attend, speak and vote at general meetings of the Company unless the business of the meeting includes the consideration of a resolution to wind up the Company or any resolution varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the sterling preference shares or if the dividend on the sterling preference shares has not been paid in full for the three consecutive dividend periods immediately prior to the relevant general meeting.

In any such case, the sterling preference shareholders are entitled to receive notice of and attend the general meeting at which such resolution is proposed and will be entitled to speak and vote on such a resolution but not on any other resolution.

               US dollar preference shares

Holders of the US dollar preference shares issued on 8 November 2001 are entitled to receive a quarterly non-cumulative preferential dividend payable in US-dollars out of the distributable profits of the Company payable at the fixed rate of US$1.84375 per share annually (or 7.375% of the US$25 offer price).

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

The US dollar preference shares are redeemable, in whole or in part, at the option of Abbey at any time and from time to time after five years and one day after the date of original issue. For the 1996 issue, redemption may occur only if the sterling dollar exchange rate is at or above its level at the date of allotment, US$1.654:£1, or in the event of a tax or regulatory change. The conditions precedent being met the 1996 issue of US dollar preference shares were redeemed on the 11 July 2003. A redemption premium of $4m was paid on redemption.

On a return of capital or on a distribution of assets on a winding up, the US dollar preference shares shall rank pari passu with any other shares that are expressed to rank pari passu therewith as regards participation in assets, and otherwise in priority to any other share capital of the Company. On such a return of capital or winding up, each US dollar preference share shall, out of the surplus assets of the Company available for distribution amongst the members after payment of the Company’s liabilities, carry the right to receive an amount equal to $25, payable in US dollars together with any accrued and unpaid dividends at that time.

Other than as set out above, no US dollar preference share confers any right to participate in a return of capital or a distribution of assets of the Company.

Holders of the US dollar preference shares are not entitled to receive notice of or attend, speak and vote at general meetings of the Company unless the business of the meeting includes the consideration of a resolution to wind up the Company or any resolution varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the US-dollar preference shares or if the dividend on the US-dollar preference shares has not been paid in full for the six consecutive quarters immediately prior to the relevant general meeting.

In any such case, the US dollar preference shareholders are entitled to receive notice of and attend the general meeting at which such resolution is proposed and will be entitled to speak and vote on such a resolution but not on any other resolution.

43.   Reserves and profit and loss account

	Profit and loss
	account
	Group	Company
	£m	£m
At 1 January 2003	3,650	2,895
(Loss) retained for the financial year	(1,323)	(591)
Write-off of goodwill previously taken to reserves	5	—
Goodwill transferred to profit and loss account during the year	190	—
Exchange differences	(1)	(4)
Transfer to share premium	(2)	(2)
Share option compensation costs taken to reserves	8	8

At 31 December 2003	2,527	2,306

	Profit and loss
	account
	Group	Company
	£m	£m
At 1 January 2002	4,585	3,815
(Loss) retained for the financial year	(1,322)	(921)
Write-off of goodwill previously taken to reserves	373	—
Goodwill transferred to profit and loss account during the year	13	—
Exchange differences	(2)	(2)
Transfer from share premium	3	3
Share option compensation costs taken to reserves	7	7
Capitalised on exercise of share options issued via QUEST	(7)	(7)

At 31 December 2002	3,650	2,895

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

	Profit and loss
	account
	Group	Company
	£m	£m
At 1 January 2001	4,233	3,236
Profit retained for the financial year	346	586
Share option compensation costs taken to reserves	6	6
Exchange Differences	(1)	—
Capitalised on exercise of share options issued via QUEST	(13)	(13)
Revaluation transferred to the profit and loss account during the year	14	—

At 31 December 2001	4,585	3,815

Exchange gains arising from foreign currency borrowings used to hedge investments in overseas Group undertakings of £1m (2002: £2m) have been taken to the reserves of the Group and Company. These exchange movements are matched by corresponding exchange movements on the net investments in the financial statements of the Company and exchange movements on the net assets of overseas Group undertakings in the Group financial statements.

					(restated)
	Revaluation reserve		Non-distributable reserve		Treasury shares reserve
	Group	Company	Group	Company	Group	Company
	£m	£m	£m	£m	£m	£m
At 1 January 2003	—	—	153	—	(79)	—
Transfer from profit and loss account	—	—	200	—	—	—

At 31 December 2003	—	—	353	—	(79)	—

					(restated)
	Revaluation reserve		Non-distributable reserve		Treasury shares reserve
	Group	Company	Group	Company	Group	Company
	£m	£m	£m	£m	£m	£m
At 1 January 2002	—	—	416	—	(43)	—
Purchase of own shares	—	—	—	—	(36)	—
Transfer to profit and loss account	—	—	(263)	—	—	—

At 31 December 2002	—	—	153	—	(79)	—

					(restated)
	Revaluation reserve		Non-distributable reserve		Treasury shares reserve
	Group	Company	Group	Company	Group	Company
	£m	£m	£m	£m	£m	£m
At 1 January 2001	14	—	577	—	(29)	—
Purchase of own shares	—	—	—	—	(14)	—
Transfer to profit and loss account	(14)	—	(161)	—	—	—

At 31 December 2001	—	—	416	—	(43)	—

The non-distributable reserve represents the value of the Group’s shareholders’ interest in the Long Term Assurance Funds of the Life Assurance businesses. The revaluation reserve represents cumulative revaluation adjustments in respect of the Group’s portfolio of investment properties. The treasury shares reserve represents shares of Abbey National plc that are held by Employee Share Ownership Trusts and other entities within the Abbey group of companies.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

44.   Reconciliation of movements in shareholders’ funds

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
(Loss) attributable to shareholders	(699)	(1,198)	(167)	(497)
Prior Year Adjustment	—	37	—	—

As restated	(699)	(1,161)	(167)	(497)
Dividends	(424)	(424)	(424)	(424)

	(1,123)	(1,585)	(591)	(921)
Other recognised net losses relating to the year	(3)	(2)	(6)	(2)
Increases in ordinary share capital including share premium	20	109	20	109
Share option compensation costs taken to reserves	8	7	8	7
Redemptions of preference share capital including share premium	(116)	—	(116)	—
Capitalised reserves on exercise of share options	—	(7)	—	(7)
Goodwill written off in period	5	373	—	—
Goodwill transferred from profit and loss account	190	13	—	—

Purchase of own shares	—	(36)	—	—

Net reduction to shareholders’ funds	(1,019)	(1,128)	(685)	(814)

Shareholders’ funds at 1 January — as previously reported	6,392	7,521	5,521	6,335
Prior year adjustment	(42)	(43)	—	—

Shareholder funds at 1 January — as restated	6,350	7,478	5,521	6,335

Shareholders’ funds at 31 December — as restated	5,331	6,350	4,836	5,521

Equity shareholders’ funds	4,699	5,602	3,204	4,773
Non-equity shareholders’ funds	632	748	632	748

At 31 December	5,331	6,350	4,836	5,521

Equity shareholders’ funds comprise called up ordinary share capital, ordinary share premium account, profit and loss account and reserves.

Non-equity shareholders’ funds comprise called-up preference share capital and preference share premium account.

45.   Assets and liabilities denominated in foreign currency

The aggregate amounts of assets and liabilities denominated in currencies other than sterling were as follows:

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
Assets	35,140	56,539	1,213	3,366
Liabilities	48,034	69,580	4,342	4,678

The above assets and liabilities denominated in foreign currencies do not indicate Abbey’s exposure to foreign exchange risk. The Group’s foreign currency positions are substantially hedged by off-balance sheet hedging instruments, or by on-balance sheet assets and liabilities denominated in the same currency.

46.   Guarantees and assets pledged as collateral security

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
Guarantees given by Abbey National plc of subsidiaries liabilities	—	—	69,487	110,876
Guarantees given to third parties	1,788	1,349	—	6
Mortgaged assets granted	360	553	—	—

	2,148	1,902	69,487	110,882

Abbey gives guarantees on behalf of customers. These guarantees have been made in the normal course of business. A financial guarantee represents an undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. The Group expects most of the guarantees it provides to expire unused.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

The current carrying amount and the maximum undiscounted potential amount of future payments of third party guarantees is £1,788m of which £438m will be immediately recoverable in the event of liquidation.

Mortgaged assets granted are to secure future obligations to third parties who have provided security to the leasing subsidiaries.

Guarantees given to third parties include no amounts in respect of credit derivative contracts (2002: £360m). Non-trading credit derivatives include contracts such as credit default swaps, spread put options and credit linked notes, whereby credit risk is accepted in respect of reference assets. Trading credit derivatives are included in note 51.

47.   Other contingent liabilities

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
Other contingent liabilities	159	157	8	23

The principal other contingent liabilities are as follows:

               Overseas tax demand

Abbey National Treasury Services plc has received a demand from an overseas tax authority for an amount of £112m (at the balance sheet exchange rate) (2002: £105m) relating to the repayment of certain tax credits received and related charges. At 31 December 2003, additional interest in relation to the demand could amount to £36m (at the balance sheet exchange rate) (2002: £28m).

Abbey National Treasury Services plc has received legal advice that it has strong grounds to challenge the validity of the demand and accordingly no specific provision has been made.

48.   Commitments

               Commitments

               Obligations under stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalling £25,649m at 31 December 2003 (2002: £19,137m) are offset by a contractual right to receive stock under other contractual agreements.

               Other commitments

The table below shows the contract or principal amount of commitments other than those relating to derivatives (see note 51).

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
Formal standby facilities, credit lines and other commitments to lend:
Less than one year	1,634	1,319	1,627	1,303
One year and over	1,384	3,423	—	—
Forward sale and repurchase agreements	—	—	—	—
Other commitments	—	—	—	—

	3,018	4,742	1,627	1,303

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

49.   Operating leases

	Group
	2003	2003	2002	2002
	Property	Equipment	Property	Equipment
	£m	£m	£m	£m
Further rental commitments under operating leases expiring:
In not more than 1 year	22	3	18	1
In more than 1 year but not more than 5 years	19	7	35	2
In more than 5 years	87	—	85	—

	128	10	138	3

	Company
	2003	2003	2002	2002
	Property	Equipment	Property	Equipment
	£m	£m	£m	£m
Further rental commitments under operating leases expiring:
In not more than 1 year	16	3	18	1
In more than 1 year but not more than 5 years	16	7	32	2
In more than 5 years	78	—	71	—

	110	10	121	3

At 31 December 2003 Abbey held various leases on land and buildings, many for extended periods, and other leases for equipment, which require the following aggregate annual rental payments:

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m
Year ended 31 December:
2004	145	141	118	124
2005	118	133	105	119
2006	112	122	100	108
2007	112	116	99	104
2008	112	115	100	104

Total thereafter	992	1,198	957	1,097

	2003	2002	2001
	£m	£m	£m
Group rental expense comprises:
In respect of minimum rentals	118	117	112
Less: sub-lease rentals	(3)	(3)	(1)

	115	114	111

50.   Financial instruments

               Interest rate risk

In accordance with FRS 13, interest rate repricing gap information is shown in the table (the ‘gap table’) below, at 31 December 2003. It provides an estimate of the repricing profile of Abbey’s assets, liabilities and other off-balance sheet exposures for non-trading activities. For the major categories of assets and liabilities, the gap table shows the values of interest earning assets and interest bearing liabilities which reprice within selected time bands. Items are allocated to time bands by reference to the earlier of the next interest rate repricing date and the legal maturity date. This leads to an apparent timing mismatch where the anticipated maturity date is different from the legal maturity date and hedges have been structured accordingly.

The positions shown reflect both the repricing behaviour of the administered rates on mortgage and savings products (over which Abbey has control) and contracted wholesale on and off-balance sheet positions. The tables do not purport to measure market risk exposure.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

               Interest rate repricing gap at 31 December 2003

		In more than	In more than	In more
		3 months	6 months	than 1 year
		but not	but not	but not		Non-interest
	Not more	more than	more than	more than	In more than	bearing	Non-Trading
	than 3 months	6 months	12 months	5 years	5 years	amounts	Total	Trading	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Treasury and other eligible bills	—	—	—	—	—	—	—	1,631	1,631
Cash and loans and advances to banks(1)	449	—	—	—	—	1,022	1,471	6,123	7,594
Loans and advances to customers(2)	61,758	1,343	2,095	13,847	2,958	2,234	84,235	9,604	93,839
Net investment in finance leases	1,840	48	250	300	123	3	2,564	9	2,573
Securities and investments	625	91	108	384	704	235	2,147	29,814	31,961
Other assets	—	—	—	—	—	9,198	9,198	1,643	10,841
Assets of Long Term Assurance Funds	—	—	—	—	—	28,336	28,336	—	28,336

Total assets	64,672	1,482	2,453	14,531	3,785	41,028	127,951	48,824	176,775

Liabilities
Deposits by banks(1)	(912)	(38)	(10)	—	(14)	(204)	(1,178)	(20,947)	(22,125)
Customer accounts	(57,515)	(1,313)	(1,612)	(3,111)	(88)	—	(63,639)	(10,762)	(74,401)
Debt securities in issue	(16,091)	(1,969)	(3,108)	(2,757)	(909)	—	(24,834)	—	(24,834)
Subordinated liabilities and other long term capital instruments	(450)	(208)	(279)	(1,067)	(5,075)	—	(7,079)	—	(7,079)
Other liabilities	—	—	—	—	—	(5,050)	(5,050)	(9,065)	(14,115)
Funding of trading book	8,050	—	—	—	—	—	—	(8,050)	—
Liabilities of Long Term Assurance Funds	—	—	—	—	—	(28,336)	(28,336)	—	(28,336)
Minority interests — non-equity	—	—	—	—	—	(554)	(554)	—	(554)
Shareholders’ funds
— non-equity	—	—	—	—	—	(632)	(632)	—	(632)
— equity	—	—	—	—	—	(4,699)	(4,699)	—	(4,699)

Total liabilities	(66,918)	(3,528)	(5,009)	(6,935)	(6,086)	(39,475)	(127,951)	(48,824)	(176,775)

Off-balance sheet items(3)	(4,514)	1,450	3,603	1,224	481	(2,244)	—	—	—
Interest rate repricing gap	(6,760)	(596)	1,047	8,820	(1,820)	(691)	—	—	—
2003 Cumulative gap	(6,760)	(7,356)	(6,309)	2,511	691	—	—	—	—

2002 Cumulative gap	(2,244)	(3,398)	(3,309)	3,181	(266)	—

(1)	Non-interest bearing items within Loans and advances to banks and Deposits by banks include items in the course of collection and items in the course of transmission, respectively. These are short-term receipts and payments within the UK retail banking clearing system. The remaining non-interest bearing item within Loans and advances to banks relates to the interest free deposit maintained with the Bank of England.

(2)	Non-interest bearing items within Loans and advances to customers relate to non-accruing lendings after deduction of associated provisions.

(3)	Off-balance sheet items are classified in the table above according to the interest terms contained in the contracts.

Negative gaps are liability sensitive and, all other things being equal, would indicate a benefit if interest rates decline. A positive gap is asset sensitive and, all other things being equal, would indicate a benefit if interest rates increase. Gap positions shown within the interest rate repricing table are attributable to the balance sheet management of the Abbey’s capital, low rate and non-interest bearing liabilities, aimed at reducing income volatility. Fixed rate assets and liabilities are hedged in line with a broadly risk neutral management objective. A notional allocation of liabilities has been made to the trading book for the purposes of the gap table. Such an allocation represents the proportion of general funding supporting the trading book.

A number of Abbey non-trading assets and liabilities are subject to more complex repricing than can be reflected in the above table or repriced with reference to indices other than interest rates. The market risk exposure is minimised through the use of matching derivatives. The risks associated with such instruments, and their hedges, are reflected in note 51 to the financial statements.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

               Foreign exchange risk

Abbey’s main overseas operations are in France, Netherlands and the US. The main operating (or ‘functional’) currencies of its operations are therefore sterling, euros and US dollar. As Abbey prepares its consolidated financial statements in sterling, these will be affected by movements in the euro/sterling and dollar/ sterling exchange rates. The structural currency exposures contained in Abbey’s consolidated balance sheet is predominantly affected by movements in the exchange rates between the euros and sterling. This structural currency exposure is not the same as structural market risk which arises from a variety of exposures inherent in a product or portfolio. Translation gains and losses arising from these exposures are recognised in the Statements of total recognised gains and losses.

Abbey mitigates the effect of this exposure by financing a significant proportion of its net investments in its overseas operations with borrowings in the currency of the local operation.

Abbey’s structural currency exposures at 31 December 2003 were as follows:

		Borrowings
	Net	hedging net	Net	Net
	investments	investment	structural	structural
	in overseas	in overseas	currency	currency
	operations	operations	exposures	exposures
	2003	2003	2003	2002
	£m	£m	£m	£m
Euros — Subsidiary	61	(78)	(17)	12
— Branches	(29)	—	(29)	(33)
Other non-sterling amounts	1	—	1	1

	33	(78)	(45)	(20)

Abbey also has some transactional (or non-structural) currency exposures. Such exposures arise from the activities of Abbey where the operating unit undertakes activities in currencies other than the unit’s functional currency. Where such activities show currency mismatches between assets and liabilities, Abbey uses a variety of derivative products to eliminate some or all of the currency risk depending on the amount and nature of the transaction. Controls are in place to limit the size of Abbey’s open transactional foreign exchange positions.

Certain transactional currency exposures give rise to net currency gains and losses which are recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of Abbey that are not denominated in the functional currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations (as shown in the above table). Transactional currency exposures are stated net of derivatives used to hedge currency risk.

Abbey’s transactional currency exposures at 31 December 2003 and 2002 were as follows:

	2003 — Net foreign currency monetary
	assets/(liabilities)
	Sterling	US Dollar	Euros	Other	Total
	£m	£m	£m	£m	£m
Sterling	n/a	(19)	(79)	1	(97)
Euros	81	—	n/a	—	81

	81	(19)	(79)	1	16

	2002 — Net foreign currency monetary
	assets/(liabilities)
	Sterling	US Dollar	Euros	Other	Total
	£m	£m	£m	£m	£m
Sterling	n/a	50	(7)	15	58
Euros	113	—	n/a	—	113

	113	50	(7)	15	171

Certain areas of the business generate a significant proportion of their income in currencies other than the functional currency, and may use forward foreign exchange contracts to fix the functional currency equivalent of their forecast income. The outstanding nominal amount of such transactions at 31 December 2003 was £nil.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

51.   Derivatives

Derivative financial instruments (derivatives) are contracts or agreements whose value is derived from one or more underlying indices or asset values inherent in the contract or agreement. They include interest rate, cross-currency, equity and other index swaps, forward rate agreements, futures, caps, floors, options, swaptions, credit default and total return swaps, equity index contracts and exchange traded interest rate futures and equity index options. Derivatives are used for trading and non-trading purposes. These terms are defined in Accounting policies – Derivatives.

               Non-trading derivatives

The main non-trading derivatives are interest rate and cross-currency swaps, and credit default swaps, which are used to hedge Abbey’s exposures to interest rates, credit spread movements and exchange rates inherent in non-trading assets, liabilities and positions, including fixed rate lending and structured savings products within banking and saving segments and medium term note issues, capital issues and fixed rate asset purchases within Abbey National Treasury Services.

The following table illustrates activities undertaken by Abbey, the related risks associated with such activities and the types of derivatives used in managing such risks. Such risks may also be managed using on-balance sheet instruments as part of an integrated approach to risk management.

Activity	Risk	Type of Hedge
Management of the return on variable rate assets financed by shareholders’ funds and net non-interest bearing liabilities.	Reduced profitability due to falls in interest rates.	Receive fixed interest rate swaps.
Fixed rate lending and investments.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.
Fixed rate retail and wholesale funding.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.
Equity-linked retail funding.	Sensitivity to increases in equity market indices.	Receive equity swaps.
Management of other net interest income on retail activities.	Sensitivity of returns to changes in interest rates.	Interest rate swaps and caps/floors according to the type of risk identified.
Profits earned in foreign currency.	Sensitivity to strengthening of sterling against other currencies.	Forward foreign-exchange contracts.
Investment in foreign currency assets.	Sensitivity to strengthening of sterling against other currencies.	Cross-currency and foreign-exchange swaps. Foreign currency funding.
Issuance of products with embedded equity options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps combined with caps/ floors and other matched options.
Lending and investments.	Sensitivity to weakening credit quality.	Purchase credit default and total return swaps.
Investment in, and issuance of, products with embedded interest rate options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps plus caps/ floors, and other matched options.
Investment in, and issuance of, bonds with put/ call features.	Sensitivity to changes in rates causing option exercise.	Interest rate swaps combined with swaptions(1).
Firm commitments (e.g. asset purchases, issues arranged).	Sensitivity to changes in rates between arranging a transaction and completion.	Hedges are arranged at the time of commitments if there is exposure to rate movements.

(1)	A swaption is an option on a swap which gives the holder the right but not the obligation to buy or sell a swap.

(2)	Exchange-traded derivatives may additionally be used as hedges in any of the above activities in lieu of interest rate swaps.

Derivative products which are combinations of more basic derivatives (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features. In such cases the derivative used will be structured to match the risks of the underlying asset or liability. Exposure to market risk on such contracts is therefore hedged.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

The following tables show the contract or underlying principal amounts, positive and negative market values and related book values of derivatives held for non-trading purposes at 31 December 2003 and 2002. Contract or underlying principal amounts indicate the volume of business outstanding at the balance sheet date and do not represent amounts at risk. The fair values represent the amount at which a contract could be exchanged in an arm’s length transaction, calculated at market rates current at the balance sheet date. The positive and negative market values of the derivatives should not be viewed in isolation because they are substantially matched by negative and positive market values, respectively, on the assets, liabilities and positions being hedged.

	Group
	2003	2003	2003	2003	2003
	Contract or	Positive	Related	Negative	Related
	underlying	market	book	market	book
	principal(1)	values(2)	value	values(2)	value
	£m	£m	£m	£m	£m
Exchange rate contracts:
Cross-currency swaps	22,214	928	124	1,380	183
Foreign exchange swaps and forwards	1,630	—	8	—	—
Foreign exchange options	—	—	—	—	—

	23,844	928	132	1,380	183

Interest rate contracts:
Interest rate swaps	69,433	2,067	650	1,432	362
Caps, floors and swaptions	2,484	21	37	1	—
Futures (exchange traded)	4,907	—	—	—	—
Forward rate agreements	2,213	—	—	—	—

	79,037	2,088	687	1,433	362

Equity and commodity contracts:
Equity index options and similar products	257	—	—	86	—
Equity and commodity index swaps	673	22	9	20	3

	930	22	9	106	3

	103,811	3,038	828	2,919	548

	Group
	2002	2002	2002	2002	2002
	Contract or	Positive	Related	Negative	Related
	underlying	market	book	market	book
	principal(1)	values(2)	value	values(2)	value
	£m	£m	£m	£m	£m
Exchange rate contracts:
Cross-currency swaps	23,849	835	166	1,236	330
Foreign exchange swaps and forwards	5,663	22	18	82	79
Foreign exchange options	29	3	—	—	—

	29,541	860	184	1,318	409

Interest rate contracts:
Interest rate swaps	99,539	2,421	906	2,306	748
Caps, floors and swaptions	6,278	27	70	6	—
Futures (exchange traded)	3,745	—	—	—	—
Forward rate agreements	—	—	—	—	—

	109,562	2,448	976	2,312	748

Equity and commodity contracts:
Equity index options and similar products	234	3	—	48	—
Equity and commodity index swaps	832	44	3	62	1

	1,066	47	3	110	1

	140,169	3,355	1,163	3,740	1,158

(1)	Included in the above analysis of non-trading derivatives are exchange rate contracts, interest rate contracts and equity and commodity contracts, with underlying principal amounts of £1,574m, (2002: £1,955m), £47,685m (2002: £58,208m) and £363m (2002: £274m), respectively, which were undertaken by Group entities with Abbey National Financial Products. The total net positive market value of such contracts amounted to £1,425m (2002: net positive £132m). Associated contracts which Abbey National Financial Products transacted with external counterparties are included in the analysis of trading derivatives. Net positive market values of £1,425m (2002: net positive £132m) on all contracts held by Abbey National Financial Products with other Group entities are included within Other assets.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

(2)	Positive market values arise where the present value of cash inflows exceeds the present value of cash outflows on a contract by contract basis. Negative market values arise where the present value of cash outflows exceeds the present value of cash inflows on a contract by contract basis.

The following table analyses over-the-counter (OTC) and other non-exchange traded derivatives held for non-trading purposes by remaining maturity:

	Group
	Contract or		Contract or
	underlying	Replacement	underlying	Replacement
	principal	cost	principal	cost
	2003	2003	2002	2002
	£m	£m	£m	£m
Non-trading derivatives maturing:
In not more than one year	36,368	806	55,737	647
In more than one year but not more than five years	47,672	1,257	56,086	1,365
In more than five years	14,864	975	24,601	1,343

	98,904	3,038	136,424	3,355

The following table shows, by nominal amount, the activity in interest rate and cross currency swaps entered into for hedging purposes, with third parties and Abbey National Financial Products (ANFP).

	2003			2002
	Interest	Cross		Interest	Cross
	rate	currency		rate	currency
	swaps	swaps	Total	swaps	swaps	Total
	£m	£m	£m	£m	£m	£m
At 1 January (third party contracts)	46,219	22,252	68,471	45,895	23,157	69,052
At 1 January (contracts with) ANFP	53,320	1,597	54,917	56,627	4,152	60,779
New contracts	22,362	5,483	27,845	29,649	3,423	33,072
Acquisitions of subsidiary undertakings	—	—	—	—	—	—
Matured and amortised contracts	(32,416)	(2,636)	(35,052)	(23,930)	(3,187)	(27,117)
Terminated contracts	(14,502)	(4,430)	(18,932)	(3,125)	(983)	(4,108)
Effect of foreign exchange rate and other movements	(1,652)	(28)	(1,680)	(2,270)	(158)	(2,428)
Net (decrease) increase in contracts with ANFP	(3,898)	(24)	(3,922)	(3,307)	(2,555)	(5,862)

At 31 December	69,433	22,214	91,647	99,539	23,849	123,388

Abbey uses interest rate swaps and cross-currency swaps predominantly for hedging fixed-rate assets and liabilities so that they become, in effect, floating rate assets and liabilities. For interest rate swaps and cross-currency swaps used for these purposes, the weighted average pay fixed rates, receive fixed rates, pay variable rates and receive variable rates by maturity and contract amount at 31 December 2003 were as follows:

	Pay fixed		Receive fixed		Pay variable		Receive variable
	Nominal		Nominal		Nominal		Nominal
	amount	Rate	amount	Rate	amount	Rate	amount	Rate
	£m	%	£m	%	£m	%	£m	%
Contracts maturing(1):
Less than one year	8,543	4.30	16,729	4.38	23,177	2.67	15,031	2.50
One to three years	9,210	4.70	12,036	4.51	24,688	2.27	21,801	2.23
Three to five years	2,481	5.30	3,292	4.91	9,353	3.17	8,535	2.77
Over five years	5,182	5.82	7,198	6.47	9,240	3.28	7,097	2.77

	25,416		39,255		66,458		52,464

(1)	For the purpose of this analysis, the maturity date has been taken to be the date when the contract expires.

The total pay fixed nominal amount comprises £25,368m in respect of interest rate swaps and £48m in respect of cross-currency swaps. The total receive fixed nominal amount comprises £34,711m in respect of interest rate swaps and £4,544m in respect of cross-currency swaps. The total pay variable nominal amount comprises £44,064m in respect of interest rate swaps and £22,394m in respect of cross-currency swaps. The total receive variable nominal amount comprises £34,721m in respect of interest rate swaps and £17,743m in respect of cross-currency swaps.

A difference arises when comparing nominal contract assets and nominal contract liabilities. Whereas with single currency swaps there are equal and opposite nominal balances on either

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

side of the swap leg, this is not necessarily the case with cross-currency swaps. At contract date sterling equivalent nominal amounts should be equal and opposite, however, subsequent exchange rate movements will result in divergence in the nominal amounts. This exchange rate divergence explains the difference between nominal contract asset balances and nominal contract liability balances.

The weighted average interest rates presented in the tables above reflect interest rates in a range of currencies. These rates should not be analysed in isolation from the rates on the underlying instruments. The effect of hedges has been included in the average interest rates presented in the Average balance sheet included elsewhere in this Annual Report.

The contract amount of each type of end-use contract (excluding cross-currency swaps and interest rate swaps which are included in the swaps detailed above) at 31 December 2003 are set forth by currency in the table below. Of these contracts £9,677m mature within one year and £2,487m mature after one year.

	Contract type by nominal amount
	Forward
	foreign
	exchange	Forward	Options
	and foreign	rate	caps and	Futures
	exchange	agree-	floors	(exchange	Equity
	swaps	ments	(OTC)(1)	traded)	contracts
	£m	£m	£m	£m	£m
Sterling	—	—	2,185	—	112
US dollars	—	2,213	209	3,843	453
Euro	1,540	—	87	883	357
Hong Kong dollar	—	—	3	—	—
Switzerland franc	90	—	—	181	8

Total	1,630	2,213	2,484	4,907	930

(1)	All over-the-counter option contracts are in respect of interest related instruments.

               Trading derivatives

The following table sets forth the contract or underlying principal (nominal) amounts, positive market values and negative market values of derivatives held for trading purposes at 31 December 2003 and 2002.

	Group
				Contract		Negative
	Contract or	Positive	Negative	or under-	Positive	market
	underlying	market	market	lying	market	values
	principal	values	values	principal	values	(restated)
	2003	2003	2003	2002	2002	2002
	£m	£m	£m	£m	£m	£m
Exchange rate contracts:
Cross-currency swaps	10,572	253	428	10,801	173	218
Foreign exchange swaps and forwards	19,399	76	72	7,558	60	121

	29,971	329	500	18,359	233	339

Interest rate contracts:
Interest rate swaps	380,989	8,254	8,794	329,834	10,006	10,432
Caps, floors and swaptions	56,436	771	796	74,462	714	904
Futures (exchange traded)	5,348	32	28	25,274	—	8
Forward rate agreements	4,547	2	1	1,722	—	7

	447,320	9,059	9,619	431,292	10,720	11,351

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

	Group
				Contract		Negative
	Contract or	Positive	Negative	or under-	Positive	market
	underlying	market	market	lying	market	values
	principal	values	values	principal	values	(restated)
	2003	2003	2003	2002	2002	2002
	£m	£m	£m	£m	£m	£m
Equity and credit contracts:
Equity index and similar products	11,561	538	2,535	13,639	348	1,233
Equity index options (exchange traded)	8,363	70	301	2,538	—	193
Credit default swaps and similar products	16,171	103	74	11,412	154	96

	36,095	711	2,910	27,589	502	1,522

Total	513,386	10,099	13,029	477,240	11,455	13,212

Effect of netting		(8,456)	(8,456)		(9,745)	(9,745)
Fair values of contracts between ANFP and other Group entities(1)		—	189		132	—
Amount included in Other assets/Other liabilities		1,643	4,762		1,842	3,467

(1)	Associated contracts which Abbey National Financial Products has transacted with external counterparties are included in the analysis of trading derivatives.

Positive fair values arise where gross positive fair values exceed gross negative fair values on a contract by contract basis. This equates to net replacement cost. Negative fair values arise where gross negative fair values exceed gross positive fair values on a contract by contract basis. The totals of positive and negative fair values arising on trading derivatives at 31 December 2003 have been netted where the Group has a legal right of offset with the relevant counterparty.

All exchange traded instruments are subject to cash requirements under the standard margin arrangements applied by the individual exchanges. Such instruments are not subject to significant credit risk.

Abbey National Treasury Services has a mandate to deal in credit derivatives. Abbey National Treasury Services acts as principal under this mandate, and takes a fee for guaranteeing the counterparty against the default of the senior obligations of a third party. Amounts in respect of non-trading credit derivative contracts are included under note 46, Guarantees and assets pledged as collateral security.

Substantially all of Abbey’s over-the-counter derivatives activity is contracted with financial institutions.

The following table analyses over-the-counter and other non-exchange traded derivatives held for trading purposes by remaining maturity:

	Group
	Contract or	Replace-	Contract or	Replace-
	underlying	ment	underlying	ment
	principal	cost	principal	cost
	2003	2003	2002	2002
	£m	£m	£m	£m
Trading derivatives maturing (before netting):
In not more than one year	105,884	1,018	122,334	994
In more than one year but not more than five years	219,871	3,914	186,066	4,585
In more than five years	173,920	5,065	141,028	5,876

	499,675	9,997	449,428	11,455

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

Unrecognised gains and losses on financial assets and financial liabilities resulting from hedge accounting

Gains and losses on financial instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging are as follows:

	Group
			2003
	2003	2003	Net gains
	Gains	Losses	(losses)
	£m	£m	£m
Gains and losses expected to be recognised:
In one year or less	633	(423)	210
After one year	1,561	(2,071)	(510)

	2,194	(2,494)	(300)

			2002
	2002	2002	Net gains
	Gains	Losses	(losses)
	£m	£m	£m
Gains and losses expected to be recognised:
In one year or less	678	(549)	129
After one year	1,686	(2,205)	(519)

	2,364	(2,754)	(390)

The net gain unrecognised at 31 December 2002 and recognised during the year was £129m (2001: £157m).

Deferred gains and losses on financial assets and financial liabilities resulting from hedge accounting

Deferred balances relating to settled derivatives and other financial transactions previously used as hedges will be released to the profit and loss account in the same periods as the income and expense flows from the underlying hedged transactions. The movement in the period is as follows:

	Group
			Total
			net gains
	Gains	Losses	(losses)
	£m	£m	£m
At 1 January 2003	64	(17)	47
Previous year’s deferred gains and losses recognised in the year	(9)	(3)	(12)
Gains and losses deferred in the year	(9)	9	—

At 31 December 2003	46	(11)	35

Gains and losses expected to be recognised:
In one year or less	10	(11)	(1)
After one year	36	—	36

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

52.   Consolidated cash flow statement

a)    Reconciliation of (loss)/profit before tax to net cash inflow from operating activities

	2003	2002	2001
	£m	£m	£m
Profit/(loss) on ordinary activities before tax	(686)	(984)	1,470
Decrease in interest receivable and prepaid expenses	531	540	441
(Decrease)/increase in interest payable and accrued expenses	26	(25)	366
Provisions for bad and doubtful debts	474	514	263
Provisions for contingent liabilities and commitments	104	50	(9)
Net advances written off	(267)	(289)	(288)
Decrease before tax from Long Term Assurance business	202	311	98
Depreciation and amortisation	401	1,585	403
Income from associated undertakings	(12)	(17)	(14)
Profit on sale of subsidiary and associated undertakings	(89)	(48)	(67)
Profit/(loss) on sale of tangible fixed assets and investments	497	55	(57)
Effect of other deferrals and accruals of cash flows from operating activities	(278)	190	191

Net cash inflow from trading activities	903	1,882	2,797
Net (increase)/decrease in loans and advances to banks and customers	(10,943)	(5,104)	4,319
Net (increase)/decrease in investment in finance leases	(13)	404	328
Net (increase)/decrease in bills and securities	1,115	(5,643)	1,054
Net (decrease) in deposits and customer accounts	(3,291)	(369)	(4,090)
Net (decrease) in debt securities in issue	(21,778)	(4,432)	(3,056)
Net increase in other liabilities less assets	1,947	2,006	362
Exchange movements	(618)	304	26

Net cash (outflow)/inflow from operating activities	(32,678)	(10,952)	1,740

Exchange movements represent exchange movements on cash balances and investing and financing activities. The movements are not indicative of Abbey’s exposure to foreign exchange risk on these items, because foreign currency positions in such balances are substantially hedged by other on-balance sheet and off-balance sheet foreign currency amounts. All other exchange movements, including movements on hedges, are included in the relevant captions in the above reconciliation.

b)    Analysis of the balances of cash as shown in the balance sheet

Included in the balance sheet are the following amounts of cash:

	Cash and	Loans and
	balances	advances to
	with	other banks
	central	repayable
	banks	on demand	Total
	£m	£m	£m
At 1 January 2003	396	2,698	3,094
Net cash inflow	43	391	434

At 31 December 2003	439	3,089	3,528

At 1 January 2002	494	5,452	5,946
Net cash (outflow)	(98)	(2,754)	(2,852)

At 31 December 2002	396	2,698	3,094

At 1 January 2001	437	5,539	5,976
Net cash inflow/(outflow)	57	(87)	(30)

At 31 December 2001	494	5,452	5,946

Abbey is required to maintain balances with the Bank of England which at 31 December 2003 amounted to £127m (2002: £131m, 2001: £124m). These are shown in Loans and advances to banks, and are not included in cash for the purposes of the cash flow statement.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

c)    Analysis of changes in financing during the year

	Share	Non-		Other
	capital inc.	equity	Sub-	long term
	share	minority	ordinated	capital
	premium	interests	liabilities	instruments	Total
	£m	£m	£m	£m	£m
At 1 January 2003	2,626	627	6,532	771	10,556
Net cash (outflow) from financing	(122)	(15)	(56)	—	(193)
Shares issued for a non-cash consideration	18	—	—	—	18
Effect of foreign exchange rate changes	—	(58)	(139)	(29)	(226)

At 31 December 2003	2,522	554	6,337	742	10,155

At 1 January 2002	2,520	681	6,590	297	10,088
Net cash inflow from financing	17	15	170	485	687
Shares issued for a non-cash consideration	82	—	—	—	82
Capitalised on exercise of share options	7	—	—	—	7
Effect of foreign exchange rate changes	—	(69)	(228)	(11)	(308)

At 31 December 2002	2,626	627	6,532	771	10,556

At 1 January 2001	2,078	664	5,871	—	8,613
Net cash inflow from financing	325	—	686	297	1,308
Shares issued for a non-cash consideration	104	—	—	—	104
Capitalised on exercise of share options	13	—	—	—	13
Effect of foreign exchange rate changes	—	17	33	—	50

At 31 December 2001	2,520	681	6,590	297	10,088

d)    Acquisitions of subsidiary undertakings and purchase of businesses

	2003	2002	2001
	£m	£m	£m
Net assets acquired:
Loans and advances to banks	—	—	1,590
Loans and advances to customers	—	281	15
Operating lease assets	—	—	89
Tangible fixed assets	—	—	1
Other assets	—	6	21
Debt securities	—	—	634
Long term assurance business	—	—	271
Assets of long term assurance funds	—	—	9,411
Customer accounts	—	—	(1,507)
Deposits by banks	—	(50)	—
Debt securities in issue	—	(31)	—
Provisions for liabilities and charges	—	(2)	(16)
Other liabilities	—	(8)	(21)
Liabilities of long term assurance funds	—	—	(9,411)
Goodwill on acquisitions	—	8	1,034

	—	204	2,111

Satisfied by:
Cash	—	1,597	498
Deferred cash/loan notes*	—	(1,393)	1,613

	—	204	2,111

*	Such items relate to the consideration for the settlement of Scottish Provident of £1,393m settled in cash and £220m in loan notes at the option of the members during 2002.

e)    Analysis of the net outflow of cash in respect of acquisitions of subsidiary undertakings and purchase of businesses

	2003	2002	2001
	£m	£m	£m
Cash consideration	—	1,597	498

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

f)     Sale of subsidiary, associated undertakings and businesses

	2003	2002	2001
	£m	£m	£m
Net assets disposed of:
Cash at bank and in hand	11	—	12
Loans and advances to banks	26	10	32
Loans and advances to customers	7,780	21	—
Net investment in finance leases	887	887	127
Debt securities	16	—	—
Equity shares and other similar interests	—	—	1
Other assets	144	54	115
Tangible fixed assets	14	1	49
Operating lease assets	75	362	—
Interests in associated undertakings	—	—	4
Deposits by banks	(56)	(12)	(113)
Customer accounts	(1)	—	(16)
Debt Securities in Issue	(23)	—	—
Other liabilities	(74)	(107)	(108)
Provisions for liabilities and charges	(266)	(262)	(31)
Goodwill disposed of	2	46	—
Goodwill written back	190	13	—
Profit on disposal	89	48	67

	8,814	1,061	139

Satisfied by:
Cash	8,814	1,061	139

g)	Analysis of the net inflow of cash in respect of the sale of subsidiary and associated undertakings

	2003	2002	2001
	£m	£m	£m
Cash received as consideration	8,814	1,061	139
Cash disposed of	(11)	—	(12)

Net cash inflow in respect of sale of subsidiary and associated undertakings	8,803	1,061	127

53.   Retirement benefits

The Abbey National Amalgamated Pension Fund, Abbey National Group Pension Scheme, Abbey National Associated Bodies Pension Fund, Scottish Mutual Assurance Staff Pension Scheme, Scottish Provident Institutional Staff Pension Fund and National & Provincial Building Society Pension Fund are the principal pension schemes within Abbey, covering 70% (2002: 73%) of Abbey’s employees, and are all funded defined benefits schemes. All are closed schemes, thus under the projected unit method the current service cost will increase as members of the schemes reach retirement.

Formal actuarial valuations of the assets and liabilities of the schemes are carried out on a triennial basis by an independent professionally qualified actuary. The latest formal actuarial valuation was made at 31 March 2002 for the Amalgamated Fund, Associated Bodies Fund and Group Pension Scheme, 31 December 2000 for the Scottish Provident Institution Staff Pension Fund, 31 March 2003 for the National & Provincial Building Society Pension Fund and 31 December 2002 for the Scottish Mutual Assurance Staff Pension Scheme. In addition, there is an annual review by the appointed actuary. The results of these reviews are included in the financial statements.

The main long term financial assumptions, as stated in absolute terms, used in the 2003 annual review were:

	2003	2002
	Nominal	Nominal
	per annum	per annum
	%	%
Investment returns	6.6	6.1
Pension increases	2.5	2.5
General salary increase	4.0	4.0
General price inflation	2.5	2.5

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

At the latest actuarial review date, the market value of the combined assets was £1,829m and the combined funding level was 76%. All of the pension fund liabilities are valued on an actuarial basis using the projected unit method. In the period ended 31 December 2003, the employer’s contribution rates to the schemes ranged between 7.9% and 33.4%. In consultation with the actuary, the agreed contribution rates for future years range from 9.9% to 49.2%.

As shown in the table below, the pension cost reflects the regular contribution rate less amounts in respect of the surplus or deficit being recognised over the expected remaining service lives of the members of all Abbey’s schemes in accordance with SSAP 24, Accounting for pension costs. Surpluses or deficits are amortised on the basis of a percentage of payroll to align with contribution rates. The pension cost charged to the Profit and Loss account for the year was as follows:

	Group
	2003	2002
	£m	£m
Regular cost	75	85
Amortisation of surpluses arising on pension schemes	—	(3)
Amortisation of deficits arising on pension schemes	45	16
Amortisation of surplus arising from fair value adjustment on acquisition of National & Provincial	2	2

Charged to profit and loss account (note 38)	122	100

During 2003 an additional £15m (2002 £nil) was paid to the schemes in respect of contractual termination benefits arising from restructuring. In addition £6m (2002: £1m) was contributed to defined contribution and overseas pensions schemes.

Balances representing the difference between amounts paid to the respective pension schemes of Abbey and any amounts charged to the Profit and Loss account, in accordance with SSAP 24, are included in the balance sheet. At 31 December 2003, an asset of £23m (2002: £26m) and a liability of £38m (2002: £19m) have been included in the balance sheet accordingly. In addition, included in Other assets at 31 December 2003 was an amount of £15m (2002: £17m) in respect of the unamortised pension scheme surplus assessed at the date the business of National & Provincial was purchased. This was based on an actuarial assessment of the scheme at that date and is included in the balance sheet in accordance with FRS 17. This balance is being amortised over the average remaining service lives of employees in the scheme as shown above.

Additional disclosures required under the transition provisions of FRS 17:

Disclosures required under the transition provisions of FRS 17 are included below.

The main long term financial assumptions, as stated in absolute terms, under the provisions of FRS 17 are as follows:

	2003	2002
	Nominal	Nominal
	per annum	per annum
	%	%
Discount rate for scheme liabilities	5.5	5.75
Pension and deferred pension increases	2.7	2.4
General salary increase	4.2	3.9
General price inflation	2.7	2.4

The fair value of the assets held by the pension schemes at 31 December 2003, and the expected rate of return for each class of assets for the current period, is as follows:

	2003			2002
	Expected		% of the	Expected		% of the
	rate of		fair value	rate of		fair value
	return	Fair value	to total	return	Fair value	to total
	%	£m	plan assets	%	£m	plan assets
Equities	7.25	1,150	52.1	8.0	1,477	78.6
Bonds	5.2	1,025	46.5	4.5	326	17.3
Others	4.4	30	1.4	4.0	77	4.1

		2,205	100		1,880	100

Pension fund liabilities are valued on an actuarial basis using the projected unit method and pension assets are stated at their fair value.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

The net pension scheme deficit measured under FRS 17 at 31 December 2003 comprised the following:

	2003	2002	2001
	£m	£m	£m
Total market value of assets	2,205	1,880	2,245
Present value of scheme liabilities	(3,306)	(2,722)	(2,467)

FRS 17 scheme deficit	(1,101)	(842)	(222)
Related deferred tax asset	330	253	67

Net FRS 17 scheme deficit	(771)	(589)	(155)

The following amounts would be reflected in the Profit and Loss account and statement of total recognised gains and losses on implementation of FRS 17:

	2003	2002
	£m	£m
Amount that would be charged to operating profits:
Current service cost	118	136
Past service cost	15	6
Gains on settlements	(13)	(3)

Total operating charge	120	139

Amount that would be credited to finance income:
Expected return on pension scheme assets	140	(148)
Interest on pension scheme liabilities	(160)	145

Net return	(20)	(3)

Amount that would be recognised in the statement of total recognised gains and losses:
Actual return less expected return on pension scheme assets	94	(547)
Experience gains and losses arising on scheme liabilities	31	(30)
Gains arising from changes in assumptions underlying the present value of scheme liabilities	(359)	9

Actuarial (loss)	(234)	(568)

	2003	2002
	£m	£m
Movement on pension scheme deficits during the year:
Deficit at 1 January	(842)	(222)
Current service cost	(118)	(136)
Contributions	115	84
Past service cost	(15)	(6)
Gain on settlements	13	3
Other finance income	(20)	3
Actuarial (loss)	(234)	(568)

Deficit at 31 December	(1,101)	(842)

History of experience gains or losses
Difference between expected and actual return on scheme assets:
Amount (£m)	(94)	(547)
Percentage (%) of scheme assets	4.3	29
Experience gains or losses on scheme liabilities:
Amount (£m)	(31)	(30)
Percentage (%) of the present value of scheme liabilities	0.9	1
Total gain/loss recognised:
Gain on change of assumptions	234	(9)
Percentage (%) of the present value of scheme liabilities	7.1	0
Amount (£m)	41	(568)

If the full provisions of FRS 17 were reflected in the financial statements, the Group Profit and Loss account reserve of £2,527m would be reduced by £787m (2002: £606m) to £1,740m (2002: £3,044m). This reduction reflects the FRS 17 position shown above and the reversal of the remaining unamortised asset relating to the surplus in the National & Provincial pension fund at acquisition.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

54.   Directors’ emoluments and interests

Further details of Directors’ emoluments and interests are included in Part 10 (Additional Information) of this document.

Ex gratia pensions paid to former Directors of Abbey National plc in 2003, which have been provided for previously, amounted to £74,199 (2002: £73,010). In 1992, the Board decided not to award any new such ex gratia pensions.

Details of loans, quasi loans and credit transactions entered into or agreed by the Company or its subsidiaries with persons who are or were Directors and connected persons and officers of the Company during the year were as follows:

		Aggregate
		amount
	Number of	outstanding
	persons	£000
Directors
Loans	1	14
Quasi loans	2	2
Credit transactions	—	—
Officers
Loans	13	1,038
Quasi loans	11	21
Credit transactions	—	—

No Director had a material interest in any contract of significance, other than a service contract, with the Company or any of its subsidiaries at any time during the year. The Directors did not have any interests in shares or debentures of subsidiaries. Further disclosures relating to these transactions, as required under FRS 8, Related party disclosures, are given in note 56.

55.   Share-based payments

Abbey grants share options to executive officers and employees principally under the Executive Share Option scheme, Sharesave scheme and the Employee Share Option scheme.

Options granted under the Executive Share Option scheme are generally exercisable between the third and tenth anniversaries of the grant date, provided that certain performance criteria are met.

Under the Sharesave scheme, eligible employees can elect to exercise their options either three, five or seven years after the grant date. See note 42 to the consolidated financial statements for a description of the options granted under this scheme.

The number of options authorised to be granted is currently limited to 10% of the total number of shares issued since conversion.

The total compensation expense for equity-settled share based transactions recognised in the Profit and Loss account was £8m (2002: £7m, 2001: £6m).

The fair value of each option for 2003, 2002 and 2001 has been estimated as at the grant date using the Black-Scholes option pricing model using the following assumptions:

	2003		2002		2001
Risk free interest rate	3.7%-7.3%		4.2%-7.9%		4.5%-8.0%
Dividend growth, based solely upon average growth since 1989	14%		14%		14%
Volatility of underlying shares based upon historical volatility over five years	22.7%-42.3%		22.7%-40.0%		23.4%-36.4%
Expected lives of options granted under:
Employee Sharesave scheme	3, 5 and 7 years	*	3, 5 and 7 years	*	3, 5 and 7 years	*
Executive Share Option scheme	6 years		6 years		6 years
Employee Share Option scheme	5 years		5 years		5 years

*	For three, five and seven year schemes respectively.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

The following table summarises the movement in the number of share options between those outstanding at the beginning and end of the year, together with the changes in weighted average exercise price over the same period.

	Executive Share		Employee Sharesave		Employee Share
	Option scheme		scheme		Option scheme
		Weighted		Weighted		Weighted
		average	Number of	average	Number of	average
	Number of	exercise	options	exercise	options	exercise
	options	price	granted	price	granted	price
	granted	£		£		£
2003
Options outstanding at the beginning of the year	8,005,206	9.15	18,173,482	6.32	10,507,253	11.08
Options granted during the year	8,576,826	3.80	27,113,143	3.20	—	—
Options exercised during the year	(114,990)	3.98	(246,456)	4.06	(450)	5.91
Options forfeited during the year	(522,772)	8.84	(6,574,266)	5.10	(1,597,660)	11.16
Options expired during the year	(763,338)	7.13	(10,137,314)	6.39	—	—

Options outstanding at the end of the year	15,180,932	6.27	28,328,589	3.61	8,909,143	11.07

Options exercisable at the end of the year	2,859,158	8.39	—	—	2,965,128	10.59

The weighted-average grant-date fair value of options granted during the year		0.52		0.38		—

2002
Options outstanding at the beginning of the year	5,366,178	8.85	18,919,108	6.02	11,335,103	11.04
Options granted during the year	3,822,618	9.37	4,800,602	7.95	—	—
Options exercised during the year	(454,919)	6.43	(2,502,602)	5.76	(113,100)	5.91
Options forfeited during the year	(622,983)	9.53	(2,142,906)	7.34	(396,500)	11.25
Options expired during the year	(105,688)	11.91	(900,720)	7.81	(318,250)	11.25

Options outstanding at the end of the year	8,005,206	9.15	18,173,482	6.32	10,507,253	11.08

Options exercisable at the end of the year	2,098,028	9.52	39,182	4.82	561,128	5.91

The weighted-average grant-date fair value of options granted during the year		0.99		2.37		—

2001
Options outstanding at the beginning of the year	4,975,250	7.87	21,611,647	5.52	4,891,275	9.48
Options granted during the year	1,188,085	11.02	2,304,674	9.29	7,950,875	11.31
Options exercised during the year	(749,693)	5.46	(2,754,262)	4.78	(1,087,872)	5.96
Options forfeited during the year	—	—	(2,242,257)	5.23	(419,175)	4.92
Options expired during the year	(47,464)	11.19	(694)	10.81	—	—

Options outstanding at the end of the year	5,366,178	8.85	18,919,108	6.02	11,335,103	11.04

Options exercisable at the end of the year	2,089,442	8.03	23,512	3.37	687,653	5.91

The weighted-average grant-date fair value of options granted during the year		2.11		4.11		2.66

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

The following table summarises information about the options outstanding at 31 December 2003.

               Executive Share Option

		Options outstanding
		Weighted		Options exercisable
	Number	average	Weighted	Number	Weighted
	outstanding	remaining	average	exercisable	average
	at	contractual	exercise	at	exercise
	31/12/2003	life (Years)	prices (£)	31/12/2003	prices (£)
Range of exercise prices
Between £3 and £4	7,838,398	9.25	3.73	—	—
Between £4 and £5	65,000	1.02	4.80	65,000	4.80
Between £5 and £6	194,383	1.27	5.87	194,383	5.67
Between £6 and £7	1,847,289	7.43	6.22	1,082,373	6.46
Between £7 and £8	617,817	3.57	7.25	617,817	7.25
Between £9 and £10	2,627,063	8.25	9.72	—	—
Between £10 and £12	1,540,800	8.25	11.18	449,403	11.63
Between £13 and £14	450,182	6.48	13.06	450,182	13.06

	15,180,932			2,859,158

               Employee Sharesave Scheme

		Options outstanding
		Weighted		Options exercisable
	Number	average	Weighted	Number	Weighted
	outstanding	remaining	average	exercisable	average
	at	contractual	exercise	at	exercise
	31/12/2003	life (Years)	prices (£)	31/12/2003	prices (£)
Range of exercise prices
Between £3 and £4	24,456,526	3.92	3.20	—	—
Between £4 and £5	836	—	4.66	—	—
Between £5 and £6	2,483,376	1.81	5.14	—	—
Between £6 and £7	317,935	0.75	6.07	—	—
Between £7 and £8	416,403	3.92	7.76	—	—
Between £8 and £9	173,459	1.75	8.53	—	—
Between £9 and £10	480,054	1.66	9.60	—	—

	28,328,589

Under the Employee Sharesave scheme, the weighted-average exercise prices of options are less than the market prices of the shares on the relevant grant dates.

               Employee Share Option Scheme

		Options outstanding
		Weighted		Options exercisable
	Number	average	Weighted	Number	Weighted
	outstanding	remaining	average	exercisable	average
	at	contractual	exercise	at	exercise
	31/12/2003	life (Years)	prices (£)	31/12/2003	prices (£)
Range of exercise prices
Between £5 and £6	501,728	2.66	5.91	501,728	5.91
Between £11 and £12	8,407,475	6.67	11.38	2,463,400	11.54

	8,909,203			2,965,128

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

56.   Related party disclosures

a)	Transactions with directors, executive officers and their close family members

Directors, executive officers and members of their close families have undertaken the following transactions with Abbey in the course of normal banking and life assurance business.

		Amounts in
		respect of
		directors,
		executive
		officers(1) and
	Number	their close
	of directors	family
	and executive	members
	officers(1)	2003
	2003	£000
Secured loans, unsecured loans and overdrafts
Net movements in the year	1	(375)
Balances outstanding as at 31 December	1	14
Deposit, bank and instant access accounts and investments
Net movements in the year	9	(3,310)
Balances outstanding as at 31 December	9	1,165
Life assurance policies
Net movements in the year	1	7
Total sum insured/ value of investment	2	107

		Amounts in
		respect of
		directors,
		executive
		officers(1) and
	Number	their close
	of directors	family
	and executive	members
	officers(1)	2002
	2002	£000
Secured loans, unsecured loans and overdrafts
Net movements in the year	10	(1,024)
Balances outstanding as at 31 December	4	389
Deposit, bank and instant access accounts and investments
Net movements in the year	17	74
Balances outstanding as at 31 December	11	4,475
Life assurance policies
Net movements in the year	3	(711)
Total sum insured/ value of investment	1	100

(1)	Executive officers are defined as those officers who report directly to Abbey’s Chief Executive.

Directors have also undertaken sharedealing transactions through an execution only stockbroker subsidiary company of an aggregate net value of £640,606. The transactions were on normal business terms and standard commission rates were payable.

Secured and unsecured loans are made to Directors, executive officers and their close family members on the same terms and conditions as applicable to other employees within Abbey.

Amounts deposited by Directors, executive officers and their close family members earn interest at the same rates as those offered to the market or on the same terms and conditions applicable to other employees within Abbey.

Life assurance policies and investments are entered into by Directors, executive officers and their close family members on normal market terms and conditions, or on the same terms and conditions as applicable to other employees within Abbey.

b)    Transactions with associated undertakings

Abbey National plc holds a 50% share in PSA Finance plc (PSA), a subsidiary of Peugeot SA. PSA is a finance organisation providing financial services to the Peugeot-Citroen car dealership network. The income receivable from Abbey’s interest in PSA amounted to £12m (2002: £17m) in the year.

Abbey has a 25% interest in Electronic Data Systems Credit Services Ltd, a subsidiary of Electronic Data Systems Ltd. Electronic Data Systems Ltd is a professional services firm

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

specialising in information technology. The income receivable from Abbey’s interest in Electronic Data Systems Credit Services Ltd amounted to £nil (2002: nil) in the period.

Balances outstanding between Abbey and associated companies at 31 December 2003 are detailed in note 32. Further details of Abbey’s interests in associated undertakings are shown in note 23.

c)    Transactions with Long Term Assurance Funds

The Long Term Assurance Funds are related parties for the purposes of this disclosure because the assets and liabilities of the Long Term Assurance Funds are included in the balance sheet.

At 31 December 2003, Abbey entities owed £858m (2002: £571m) to, and were owed £411m (2002: £520m) by, the Long Term Assurance Funds. Of these respective amounts £852m (2002: £564m) relates to amounts deposited by the Long Term Assurance Funds with non life assurance entities, and £376m (2002: £443m) relates to amounts owed by the Long Term Assurance Funds to non life assurance entities. The remaining amounts represent balances between the Long Term Assurance Funds and the shareholders’ funds of the life assurance businesses. In addition, the Long Term Assurance Funds have lent £1,647m (2002: £2,142m) of investment assets to a subsidiary of Abbey National Treasury Services under stock lending agreements at 31 December 2003.

Included in Loans and advances to customers are two contingent loans to the Long Term Assurance Funds of Scottish Mutual Assurance and Scottish Provident of £571m and £623m respectively. See note 21 for further details.

Included in Fees and commissions receivable in the year is an amount of £27m (2002: £34m) receivable from the Long Term Assurance Fund of Abbey National Life plc in respect of life assurance products sold through the retail branch network, and an amount of £272m payable (2002: £49m receivable) to the Long Term Assurance Funds of Abbey National Life and Scottish Mutual Assurance in respect of option premiums paid from/to Abbey National Treasury Services.

During the year Abbey National Financial Investment Services plc incurred costs amounting to £223m (2002: £225m) on behalf of the Long Term Assurance Funds. All such costs were recharged to the Long Term Assurance Funds and included within the charge to income from Long Term Assurance business. Included within Fees and commissions receivable are management fees received by Abbey National Financial Investment Services totalling £0.2bn (2002: £0.2bn) from the Long Term Assurance Funds.

Details of transfers of funds between shareholders’ funds and Long Term Assurance Funds are provided in note 21. Included within Assets of Long Term Assurance Funds and Liabilities of Long Term Assurance Funds are amounts owing between the Long Term Assurance Funds of £15m (2002: £26m).

The value of the funds’ holdings in internally managed unit trusts amounted to £4,604m (2002: £3,870m) at 31 December 2003. The unit trusts are managed by Abbey National Unit Trust Management Ltd, Scottish Mutual Investment Fund Managers Ltd, Scottish Mutual Investment Managers Ltd and Abbey National Asset Managers Ltd.

57.   Profit/(Loss) on sale or termination of a business

As a consequence of Abbey’s reorganisation announced in February 2003, a loss of £33m on the termination of a business has been recognised during the year. This charge consists of £27m related to the run off of the First National Motor Finance business in the First National segment and £6m related to the wind down of the Structured Corporate Banking and Asset Management & Risk Transfer businesses in the Wholesale segment.

The total charge comprises £16m of employee redundancy costs, of which £6m related to Wholesale and £10m related to First National, and £17m of other First National costs including lost funding to dealers and lost advances commissions.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

(2)	Unaudited interim results for the six months ended 30 June 2004

Consolidated profit and loss account

	6 months to	6 months to	Full year
	30 June 2004	30 June 2003	2003
	Unaudited	Unaudited	Audited
	£m	£m	£m
Interest receivable	2,482	2,906	5,244
Interest payable	(1,652)	(1,806)	(3,182)

Net interest income	830	1,100	2,062
Dividend income	—	—	1
Fees and commissions receivable	237	354	767
Fees and commissions payable	(62)	(127)	(248)
Dealing profits	128	146	217
Income from long-term assurance business	156	23	176
Embedded value rebasing and other adjustments	(103)	(168)	(378)

Income from long-term assurance business	53	(145)	(202)
Other operating income/ (expenses)	172	84	(165)

Total operating income — continuing operations	1,354	1,643	2,791
Total operating income — discontinued operations	4	(231)	(359)

Total operating income	1,358	1,412	2,432
Administrative expenses	(865)	(989)	(2,014)
Depreciation of fixed assets (excl. operating lease assets)	(39)	(48)	(112)
Depreciation and impairment on operating lease assets	(76)	(121)	(251)
Amortisation and impairment of goodwill	(10)	(10)	(38)

Depreciation, amortisation and impairment	(125)	(179)	(401)
Provisions for bad and doubtful debts	(58)	(226)	(474)
Provisions for contingent liabilities and commitments	(3)	(20)	(104)
Amounts written off fixed asset investments	6	(155)	(193)

Provisions and amounts written off fixed asset investments	(55)	(401)	(771)

Operating profit/ (loss)	313	(157)	(754)
Income from associated undertakings	3	6	12
Profit on disposal of Group undertakings	34	7	89
Loss on the sale or termination of an operation	—	—	(33)
Continuing operations	330	299	(183)
Discontinued operations	20	(443)	(503)

Profit/ (loss) on ordinary activities before tax	350	(144)	(686)
Tax on profit/ (loss) on ordinary activities	(113)	26	42

Profit/ (loss) on ordinary activities after tax	237	(118)	(644)
Minority interests — non equity	(24)	(28)	(55)

Profit/ (loss) attributable to shareholders	213	(146)	(699)
Transfer from/ (to) non-distributable reserve	19	—	(200)
Preference dividends	(24)	(28)	(60)
Ordinary dividends	(122)	(120)	(364)

Retained profit/ (loss) for the period	86	(294)	(1,323)

Profit on ordinary activities before tax includes for acquired operations	—	—	—

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

Consolidated balance sheet

	At	At	At
	30 June 2004	30 June 2003	31 December 2003
	Unaudited	Unaudited	Audited
	£m	£m	£m
(4) Assets
Cash and balances at central banks	398	379	439
Treasury bills and other eligible bills	1,100	1,997	1,631
Loans and advances to banks	4,642	8,106	7,155
Loans and advances to customers not subject to securitisation	82,885	81,604	84,488
Loans and advances to customers subject to securitisation	29,559	24,061	23,833
Less: Non-recourse finance	(17,042)	(16,666)	(14,482)

Loans and advances to customers	95,402	88,999	93,839
Net investment in finance leases	1,640	3,330	2,573
Debt securities	27,366	36,782	30,328
Equity shares and other similar interests	1,530	803	1,633
Long-term assurance business	2,235	2,549	2,272
Interests in associated undertakings	22	37	39
Intangible fixed assets	326	366	341
Tangible fixed assets excluding operating lease assets	249	332	268
Operating lease assets	2,509	2,646	2,529
Other assets	4,636	4,161	4,162
Prepayments and accrued income	1,066	1,528	1,230
Assets of long-term assurance funds	27,850	30,283	28,336

Total assets	170,971	182,298	176,775

(5) Liabilities
Deposits by banks	17,716	20,850	22,125
Customer accounts	75,949	76,389	74,401
Debt securities in issue	24,303	28,914	24,834
Dividend proposed	122	136	245
Other liabilities	10,177	8,797	11,452
Accruals and deferred income	1,498	1,674	1,582
Provisions for liabilities and charges	789	1,097	836
Subordinated liabilities including convertible debt	5,815	6,500	6,337
Other long-term capital instruments	738	763	742
Liabilities of long-term assurance funds	27,850	30,283	28,336
Minority interests — non-equity	546	597	554

(6) Total liabilities	165,503	176,000	171,444
Called up share capital — ordinary shares	147	146	146
Called up share capital — preference shares	325	325	325
Share premium account	2,115	2,163	2,059
Reserves	264	153	274
Profit and loss account	2,617	3,511	2,527

Shareholders’ funds including non-equity interest	5,468	6,298	5,331

Total liabilities and shareholders’ funds	170,971	182,298	176,775

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

Overview of the consolidated balance sheet

Total assets of £171bn down 3.3% from £176.8bn in December 2003 with the significant drivers as follows:

•	Loans and advances to banks of £4.6bn, down 36% (December 2003: £7.2bn) due to reduced Repo activity with banks within Abbey Financial Markets. This has been offset with an equivalent increase in loans and advances to customers see below.

•	Loans and advances to customers increased by 2% to £95.4bn (December 2003: £93.8bn). This has been driven by £3.2bn of new mortgage lending and a £2.7bn increase in reverse repos. This has been offset by an additional £2.5bn issue of mortgage-backed securities and £1.0bn of disposals.

Loans and advances subject to securitisation of £29.6bn represent residential mortgage assets that have been transferred directly to standalone securitisation vehicles or to a master trust for the purposes of issuing mortgage-backed securities. The £17.0bn non-returnable finance on securitised advances relates to mortgage assets that have been securitised. The balance mainly represents residential mortgage asset in the master trust against which mortgage-backed securities have not been issued.

•	Net investment in finance leases has fallen by 38% to £1.6bn (December 2003: £2.6bn) due to the continued sale of leasing companies as part of the disposal programme in the Portfolio Business Unit.

•	Dealing debt securities have fallen by £2.1bn, down 28% from December 2003. This has reduced in line with expectations due to reduced trading activity.

•	Deposits by banks have decreased by 20% to £17.7bn (December 2003: £22.1bn). This has been driven by a fall in sale and repurchase agreements with banks in Abbey Financial Markets during the period.

•	Customer accounts of £75.9bn were up 2% (December 2003: £74.4bn) due to an increase in sale and repurchase agreements with customers of £2.9bn, partly offset by the decrease in similar agreements with banks and a £1.0bn decrease in retail deposits.

•	Other liabilities of £10.2bn were down 11% from December 2003 of £11.5bn due to a decrease in the negative fair value of trading derivatives. The movement is due to the impact of recovering equity prices on equity swaps and reduction in positions.

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

Consolidated cash flow statement

	6 months to	6 months to	Full year
	30 June 2004	30 June 2003	2003
	Unaudited	Unaudited	Audited
	£m	£m	£m
Net cash outflow from operating activities	(2,126)	(29,125)	(32,678)
Returns on investments and servicing of finance:
— Interest paid on subordinated liabilities	(119)	(144)	(262)
— Preference dividends paid	(24)	(28)	(55)
— Payments to non-equity minority interests	(24)	(28)	(55)

Net cash outflow from returns on investments and servicing of finance	(167)	(200)	(372)
Taxation:
— UK corporation tax received/ (paid)	4	19	(93)
— Overseas tax paid	(2)	(3)	(6)

Total taxation received/ (paid)	2	16	(99)
Capital expenditure and financial investment:
— Purchases of investment securities	(476)	(2,893)	(3,895)
— Sales of investment securities	632	26,908	26,462
— Redemptions and maturities of investment securities	1,026	1,071	3,175
— Purchases of tangible fixed assets	(141)	(228)	(532)
— Sales of tangible fixed assets	52	1	194
— Transfers from/(to) life assurance funds	48	(227)	(215)

Net cash inflow from capital expenditure and financial investment	1,141	24,632	25,189
Acquisitions and disposals	1,252	4,788	8,803
Equity dividends paid	(189)	(104)	(216)

Net cash (outflow)/ inflow before financing	(87)	7	627
Financing:
— Issue of ordinary share capital	2	—	2
— Redemption of preference share capital	—	—	(124)
— Redemption of preferred securities	—	(15)	(15)
— Repayments of loan capital	(415)	(60)	(56)

Net cash outflow from financing	(413)	(75)	(193)

(Decrease)/ increase in cash	(500)	(68)	434

The net cash outflow from operating activities of £(2,126)m (Half 1 2003: £(29,125)m; Full year 2003 £(32,678)m) is made up of a cash inflow from trading activities of £694m (Half 1 2003: £735m, full year 2003: £903m) and a cash outflow from operating assets and liabilities of £(2,820)m (Half 1 2003: £(29,860)m, full year 2003: £(33,581)m). The large outflow in 2003 largely relates to the sale of the investment debt securities portfolios, which was used to settle debt securities in issue.

Consolidated statement of total recognised gains and losses

	6 months to	6 months to	Full year
	30 June 2004	30 June 2003	2003
	Unaudited	Unaudited	Audited
	£m	£m	£m
Profit/ (loss) attributable to the shareholders	213	(146)	(699)
Translation differences on foreign currency net investment	—	(2)	(1)

Total recognised gains/ (losses) relating to the period	213	(148)	(700)

Reconciliation of movement in shareholders’ funds

	30 June 2004	31 December 2003
	£m	£m
Shareholders’ funds at beginning of the period	5,331	6,350
Profit/ (loss) retained for the period	67	(1,123)
Increases in share capital including share premium	57	20
Sale of own shares	9	—
Goodwill written off	—	5
Goodwill written back on disposal	—	190
Redemptions of Preference Share Capital including premium	—	(116)
Other movements	4	5

Shareholders’ funds at the end of the period	5,468	5,331

PART 6:  FINANCIAL INFORMATION ON THE ABBEY GROUP

Earnings per share

	6 months to	6 months to	Full Year
	30 June 2004	30 June 2003	2003
Profit/ (loss) for the period attributable to ordinary shareholders	£189m	£(174)m	£(759)m
Basic weighted average number of ordinary shares in issue	1,455m	1,449m	1,448m
Add: Potential ordinary shares	10m	13m	—

Diluted weighted average number of shares	1,465m	1,462m	1,448m
Earnings/ (losses) per ordinary share	13.0p	(12.0)p	(52.4)p
Fully diluted earnings/ (losses) per ordinary share	12.9p	(11.9)p	(52.4)p

Taxation

The factors affecting the charge for taxation for the period are:

	6 months to	6 months to	Full year
	30 June 2004	30 June 2003	2003
	£m	£m	£m
Taxation at UK corporation tax rate of 30% (2002: 30%)	105	(43)	(206)
Effect of non-allowable provisions and other non-equalised items	22	29	218
Impairment and amortisation of goodwill	3	2	11
Capital allowances for the period in excess of depreciation	(32)	(11)	(61)
Provisions and short-term timing differences	(18)	6	98
Effect of non-UK profits and losses	(2)	5	6
Adjustment to prior year tax provisions	(15)	(24)	(112)
Deferred tax: Timing difference, origination and reversal	50	10	4

Total taxation	113	(26)	(42)

Effective rate(1)	32.3%	18.1%	6.1%

(1)	The effective tax rate is obtained by dividing taxes by profit/ (loss) before taxes.

Reconciliation of effective tax rate for the 6 months ended 30 June 2004

A reconciliation of the total taxation charge for PFS and PBU follows:

	30 June 2004
	PFS	PBU	Abbey
	£m	£m	£m
Profit before tax	340	10	350
Tax adjustments:
— Non-equalised element of with profit fund review	87	—	87
— Non-taxable gains on sales of subsidiaries	—	(24)	(24)
— Depreciation on revalued asset	—	28	28
— Goodwill amortisation	10	—	10
— Other tax adjustments	(21)	(4)	(25)

Taxable profit	416	10	426

Taxation @ 30%	125	3	128
Prior year adjustments	(13)	(2)	(15)

Total taxation	112	1	113

Effective tax rate	32.9%	10.0%	32.3%

The 2004 effective tax rate has been adversely impacted by the non-tax equalised elements within the review of the Life Assurance With Profit Funds.

PART 7

FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

The financial information in this Part 7 has been extracted, without material adjustment, but with some minor presentational differences, from the audited financial statements of Banco Santander for the three years ended 31 December 2003 and from the audited financial statements of Banco Santander for the six months ended 30 June 2004.

This section also includes extracts from the Banco Santander Quarterly Report 2004 for the period ended 30 June 2004.

References in this Part 7 to “Group” or “group” or “Grupo Santander” are to the Banco Santander Group and to “Bank” are to Banco Santander. The financial information in this Part 7 has been prepared in accordance with Spanish GAAP.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

1.	Financial information for the three financial years ended 31 December 2003

The following is a translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 28). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander Central Hispano, S.A. and Companies composing the Santander Group.

Consolidated Balance Sheets as of December 31, 2003, 2002 and 2001
(Notes 1, 2, 3 and 4)

	2003	2002	2001

	Thousands of Euros
Assets
Cash on hand and deposits at central banks:
Cash on hand	1,639,608	1,808,417	2,472,131
Cash at Bank of Spain	3,589,618	775,206	2,109,979
Cash at other central banks	3,678,214	3,657,955	5,200,089

	8,907,440	6,241,578	9,782,199

Government debt securities (Note 5)	31,107,864	24,988,493	24,694,890

Due from credit institutions (Note 6):
Demand deposits	1,703,538	3,148,911	5,612,648
Other	35,914,299	37,107,479	37,376,642

	37,617,837	40,256,390	42,989,290

Loans and credits (Note 7)	172,504,013	162,972,957	173,822,046

Debentures and other fixed-income securities (Note 8):
Public-sector issuers	27,339,738	22,854,792	32,080,620
Other issuers	16,937,316	9,231,369	10,223,775

	44,277,054	32,086,161	42,304,395

Common stocks and other equity securities (Note 9)	10,064,122	7,866,752	7,807,911

Investments in non-group companies (Note 10)	4,266,425	4,769,738	6,661,805

Investments in group companies (Note 11)	1,067,771	1,129,393	1,227,351

Intangible assets:
Incorporation and start-up expenses	901	7,675	12,759
Other deferred charges	473,395	635,373	861,022

	474,296	643,048	873,781

Consolidation goodwill (Note 12):
Fully consolidated companies	6,065,632	8,970,164	8,792,711
Companies accounted for by the equity method	1,319,592	984,571	1,075,986

	7,385,224	9,954,735	9,868,697

Property and equipment (Note 13):
Land and buildings for own use	2,723,142	3,000,385	3,758,784
Other property	286,981	280,711	518,637
Furniture, fixtures and other	1,573,846	1,659,463	2,076,509

	4,583,969	4,940,559	6,353,930

Treasury stock	10,155	14,746	21,378

Other assets (Note 22)	17,983,170	17,554,670	21,076,637

Accrual accounts	6,919,377	6,353,686	9,126,074

Accumulated losses at consolidated companies (Note 21)	4,621,815	4,435,179	1,527,129

Total Assets	351,790,532	324,208,085	358,137,513

Memorandum accounts (Note 23)	85,264,845	82,480,069	85,606,110

The accompanying Notes 1 to 28 and Exhibits I to IV are an integral part of these consolidated balance sheets.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 28). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander Central Hispano, S.A. and Companies composing the Santander Group.

Consolidated Balance Sheets as of December 31, 2003, 2002 and 2001 (Notes 1, 2, 3 and 4)

	2003	2002	2001

	Thousands of Euros
Liabilities and equity
Due to credit institutions (Note 14)	75,580,312	50,820,719	53,929,789
Customer deposits (Note 15):
Savings deposits—
Demand	76,613,017	67,644,766	75,481,038
Time	46,973,305	52,286,346	52,759,866
Other deposits—
Demand	309,402	408,544	1,137,361
Time	35,439,848	47,476,100	52,149,027

	159,335,572	167,815,756	181,527,292

Marketable debt securities (Note 16):
Bonds and debentures outstanding	28,838,892	20,497,329	21,229,154
Promissory notes and other securities	15,602,313	10,791,778	20,379,942

	44,441,205	31,289,107	41,609,096

Other liabilities (Note 22)	10,429,976	10,811,902	11,254,425
Accrual accounts	7,539,896	7,029,998	9,473,748
Provisions for contingencies and expenses (Note 17):
Pension allowance	8,935,148	8,839,081	9,021,366
Other provisions	3,792,529	5,008,669	7,895,923

	12,727,677	13,847,750	16,917,289

General risk allowance	—	132,223	132,223
Negative difference in consolidation	14,040	15,459	17,333
Consolidated net income for the year:
Group	2,610,819	2,247,177	2,486,303
Minority interests (Note 19)	621,187	538,463	840,606

	3,232,006	2,785,640	3,326,909

Subordinated debt (Note 18)	11,221,088	12,450,228	12,995,991
Minority interest (Note 19)	5,439,517	6,036,710	7,433,330
Capital stock (Note 20)	2,384,201	2,384,201	2,329,681
Additional paid-in-capital (Note 21)	8,720,722	8,979,735	8,651,004
Reserves (Note 21)	5,510,846	5,573,390	5,423,738
Revaluation reserves (Note 21)	42,666	42,666	42,666
Reserves at consolidated companies (Note 21)	5,170,808	4,192,601	3,072,999

Total liabilities and equity	351,790,532	324,208,085	358,137,513

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 28). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander Central Hispano, S.A. and companies composing the Santander Group.

Consolidated statements of income for the years ended December 31, 2003, 2002 and 2001 (Notes 1, 2, 3 and 4)

	2003	2002	2001

	Thousand of Euros
(Debit) Credit
Interest income (Note 25)	17,203,740	22,711,338	28,116,759
Of which: Fixed-income securities	3,413,601	5,081,124	5,318,056
Interest expense (Note 25)	(9,686,896)	(13,825,855)	(18,408,400)
Income from equity securities (Note 25):
Common stocks and other equity securities	131,987	120,061	124,734
Investments in non-Group companies	279,705	311,863	408,165
Investments in Group companies	29,801	41,248	15,506

	441,493	473,172	548,405

Net interest income	7,958,337	9,358,655	10,256,764

Fees collected (Note 25)	5,098,879	5,147,086	5,535,183
Fees paid (Note 25)	(928,317)	(857,802)	(913,448)
Gains (losses) on financial transactions (Note 25)	998,813	356,250	685,142

Gross operating income	13,127,712	14,004,189	15,563,641

Other operating income (Note 25)	75,460	128,431	118,700
General administrative expenses:
Personnel expenses (Note 25)	(4,049,372)	(4,521,718)	(5,258,297)
Of which:
Wages and salaries	(2,959,515)	(3,208,776)	(3,794,237)
Employee welfare expenses	(643,144)	(739,448)	(841,104)
Of which: Pensions	(96,603)	(130,054)	(162,910)
Other administrative expenses (Note 25)	(2,428,325)	(2,800,333)	(3,142,686)

	(6,477,697)	(7,322,051)	(8,400,983)

Depreciation, amortization and writedown of property and equipment and intangible assets (Note 13)	(762,794)	(889,832)	(987,319)
Other operating expenses	(241,990)	(354,913)	(349,585)

Net operating income	5,720,691	5,565,824	5,944,454

Net income from companies accounted for by the equity method (Notes 10 and 11)
Share in income of companies accounted for by the equity method	781,243	706,214	1,102,479
Share in losses of companies accounted for by the equity method	(64,474)	(73,205)	(156,930)
Value adjustments due to collection of dividends	(309,506)	(353,111)	(423,671)

	407,263	279,898	521,878

Amortization of consolidation goodwill (Note 12)	(2,241,688)	(1,358,616)	(1,872,952)
Gains on group transactions:
Gains on disposal of investments in fully consolidated companies	702,113	10,092	7,314
Gains on disposal of investments in companies accounted for by the equity method (Note 3)	241,341	1,859,277	1,173,987
Gains on transactions involving parent company shares and Group financial liabilities	35,841	702	4,520

	979,295	1,870,071	1,185,821

Losses on group transactions:
Losses on disposal of investments in fully consolidated companies (Notes 3 and 12)	(13,502)	(808,498)	(451)
Losses on disposal of investments in companies accounted for by the equity method	(4,255)	(35,089)	(5,884)
Losses on transactions involving parent company shares and Group financial liabilities	(5,975)	(17,544)	(10,037)

	(23,732)	(861,131)	(16,372)

Writeoffs and credit loss provisions (net) (Note 7)	(1,495,687)	(1,648,192)	(1,586,017)
Writedown of long-term investments (net)	687	(272)	(751)
Provision to general banking risk allowance	85,945	—	—
Extraordinary income (Note 25)	1,337,064	1,270,092	3,005,644
Extraordinary loss (Note 25)	(668,398)	(1,608,925)	(2,944,400)

Income before taxes	4,101,440	3,508,749	4,237,305

Corporate income tax (Note 22)	(341,007)	(314,979)	(465,664)
Other taxes (Note 22)	(528,427)	(408,130)	(444,732)

Consolidated net income for the year	3,232,006	2,785,640	3,326,909

Net income attributed to minority interests (Note 19)	621,187	538,463	840,606

Net income attributed to the group	2,610,819	2,247,177	2,486,303

The accompanying Notes 1 to 28 and Exhibits I to IV are an integral part of these consolidated statements of income.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 28). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander Central Hispano, S.A. and Companies composing the Santander Group

Notes to Consolidated Financial Statements for the year ended December 31, 2003

(1)	Description of the Bank, basis of presentation of the consolidated financial statements and other information

               Description of the Bank

Banco Santander Central Hispano, S.A. (“the Bank”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The bylaws and other public information on the Bank can be consulted in the web page of the Group (www.gruposantander.com) and in its registered office at Paseo de Pereda 9-12, Santander.

               Basis of presentation of the consolidated financial statements

The consolidated financial statements of the Bank and of the companies which, together with it, compose the Santander Group (“the Group”) are presented in the formats stipulated by Bank of Spain Circular 4/1991 and subsequent amendments, and, accordingly, they give a true and fair view of the consolidated net worth, financial position and results of the Group. These consolidated financial statements, which were prepared by the Bank’s directors from the accounting records of the Bank and of each of the companies composing the Group, include the adjustments and reclassifications required to conform the accounting principles and presentation criteria followed by certain subsidiaries — mainly those abroad — with those applied by the Bank (Note 2).

In view of the business activities carried on by the Group Companies, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated net worth, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these notes to consolidated financial statements.

The 2002 and 2001 consolidated financial statements were approved by the Shareholders’ Meetings of the Bank on June 21, 2003 and June 24, 2002, respectively.

The 2003 consolidated financial statements of the Group and the financial statements of the Bank and almost all the consolidated companies have not yet been approved by the respective Shareholders’ Meetings. However, the Bank’s Board of Directors considers that they will be approved without changes.

               Objections to corporate resolutions

The directors of the Bank and their legal advisers consider that the objection to certain resolutions adopted by the Bank’s Shareholders’ Meetings on June 21, 2003, June 24 and February 9, 2002, March 10, 2001 and January 18 and March 4, 2000, will have no effect on the financial statements of the Bank and the Group.

On April 25, 2001, the Santander Court of First Instance number 1 rejected in full a claim contesting resolutions adopted at the Shareholders’ Meeting on January 18, 2000. The plaintiff filed an appeal against the judgment. On December 2, 2002, the Cantabria Provincial Appeal Court rejected the appeal. A cassation appeal (recurso de casación) has been filed against the judgment of the Cantabria Provincial Appeal Court.

On November 29, 2002, the Santander Court of First Instance number 2 rejected in full the claims contesting resolutions adopted at the Shareholders’ Meeting on March 4, 2000. An appeal has been filed against the judgment.

On March 12, 2002, the Santander Court of First Instance number 4 rejected in full the claims contesting resolutions adopted at the Shareholders’ Meeting on March 10, 2001. An appeal has been filed against the judgment.

On September 9, 2002, the Santander Court of First Instance number 5 rejected in full the claim contesting resolutions adopted at the Shareholders’ Meeting on February 9, 2002. On January 14, 2004, the Cantabria Provincial Appellate Court dismissed the appeal. An extraordinary appeal has been prepared and filed against the judgment on the ground of a procedural infringement, as well as an appeal for cassation (recurso de casación).

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

On May 29, 2003, the Santander Court of First Instance number 6 rejected in full the claims contesting the resolutions adopted at the Shareholders’ Meeting on June 24, 2002. An appeal has been filed against the judgment.

               Accounting policies

The consolidated financial statements of the Group were prepared in accordance with the accounting principles and valuation methods described in Note 2, which coincide with those established by Bank of Spain Circular 4/1991 and subsequent amendments thereto. All obligatory accounting principles and valuation methods with a material effect on the consolidated financial statements were applied in preparing them.

               Consolidation principles

The companies whose business activity is directly related to that of the Bank and which are directly or indirectly 50% or more owned by the Bank or, if less than 50% owned, are effectively controlled by the Bank and constitute, together with the Bank, a single decision-making unit, were fully consolidated.

All significant accounts and transactions between consolidated companies were eliminated in consolidation. The equity of third parties in the Group is presented under the “Minority Interests” caption and in the “Consolidated Net Income for the Year — Minority Interests” account in the consolidated balance sheets (Note 19).

The investments in companies controlled by the Bank and not consolidable because their business activity is not directly related to that of the Bank (Note 11) and the investments in companies which have a lasting relationship with the Group, which are intended to contribute to the Group’s business activities, in which the Group’s ownership interests are generally equal to or exceed 20% — 3% if listed — , and over which the Group exercises significant influence — as evidenced by its representation in the associated company’s governing body, significant transactions between the other Group companies and the investee, or the exchange of management personnel, among others (“associated companies” — Note 10) — , are carried at the fraction of the investees’ net worth corresponding to such investments, net of the dividends collected from them and other net worth eliminations (equity method).

The income or loss generated by companies acquired in each year is consolidated by taking into account only the income or loss relating to the period between the acquisition date and the related year-end.

               Determination of net worth

In evaluating the Group’s net worth, the balances of the following captions in the accompanying consolidated balance sheets should be taken into consideration:

	2003	2002	2001

	Thousands of Euros
Capital stock (Note 20)	2,384,201	2,384,201	2,329,681

Reserves (Note 21):
Additional paid-in capital	8,720,722	8,979,735	8,651,004
Reserves	5,510,846	5,573,390	5,423,738
Revaluation reserves	42,666	42,666	42,666

	14,274,234	14,595,791	14,117,408

Reserves at consolidated companies	5,170,808	4,192,601	3,072,999
Accumulated losses at consolidated companies	(4,621,815)	(4,435,179)	(1,527,129)

Total reserves	14,823,227	14,353,213	15,663,278

Add — Consolidated net income for the year — Group	2,610,819	2,247,177	2,486,303

Less —
Other assets — Interim dividend paid (Note 4)	(739,102)	(727,782)	(685,380)
Treasury stock	(10,155)	(14,746)	(21,378)

	(749,257)	(742,528)	(706,758)

Net worth per books at year-end	19,068,990	18,242,063	19,772,504

Less —
Third interim dividend (Note 4)	(369,551)	(358,231)	(350,039)
Fourth interim dividend (Note 4)	(335,734)	(289,595)	(294,043)

Net worth, after the distribution of income for the year	18,363,705	17,594,237	19,128,422

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Equity

The entry into force of Law 13/1992 and Bank of Spain Circular 5/1993 and subsequent amendments introduced new regulations governing minimum capital requirements for credit institutions at both individual and consolidated group levels.

As of December 31, 2003, 2002 and 2001, the Group’s eligible capital exceeded the minimum requirements stipulated by the aforementioned regulations by approximately 5,700 euro million, 5,500 euro million and 6,300 euro million, respectively.

               Detail of risk provisions and coverage

In accordance with the Bank of Spain regulations, the risk provisions and coverage are presented as assigned to the related assets and/or in specific accounts. The detail of the aggregate risk provisions, coverage and guarantees, disregarding their accounting classification, is as follows:

	2003	2002	2001

	Thousands of Euros
Credit loss allowance:
Due from credit institutions (Note 6)	111,735	90,522	107,107
Of which: Country risk	26,923	8,537	67,999
Loans and credits (Note 7)	5,116,683	4,938,204	5,287,314
Of which: Country risk	362,604	309,674	262,760
Debentures and other fixed-income securities (Note 8)	185,978	135,552	188,453
Of which: Country risk	9,831	257	12,177

	5,414,396	5,164,278	5,582,874

Security price fluctuation allowance:
Government debt securities (Note 5)	10,659	33	10,182
Debentures and other fixed-income securities (Note 8)	51,023	198,420	298,775
Common stocks and other equity securities (Note 9)	948,761	569,715	522,640

	1,010,443	768,168	831,597

Pension allowance(*) (Note 2-j):
At Spanish companies	7,627,149	7,448,941	6,626,201
At foreign companies	3,301,418	3,001,768	4,033,609

	10,928,567	10,450,709	10,659,810

General risk allowance(**)	—	132,223	132,223

Tangible fixed asset allowance:
Foreclosed assets (Note 13)	316,165	395,406	563,455
Other assets	60,819	104,837	131,652

	376,984	500,243	695,107

Other asset allowances	154,954	207,750	243,013

Other provisions for contingencies and expenses (Note 17)	3,792,529	5,008,669	7,895,923

Total	21,677,873	22,232,040	26,040,547

(*)	The consolidated balance sheets do not include the pension commitments of foreign companies which are covered by contracts taken out with insurance companies.

(**)	In application of the regulations set by the Bank of Spain, the balance of this allowance was deemed to form part of the Group’s net worth reserves for the purposes of complying with capital adequacy requirements in 2002 and 2001. In 2003, this allowance, amounting to 86 euro million (net of tax), was released with a credit to the “Provision to General Banking Risk Allowance” caption in the consolidated statement of income, after obtaining authorization from the Bank of Spain to use it to write down the goodwill which arose from the acquisition of Banespa (Note 12).

               Argentina

Taking into account the uncertainty prevailing in Argentina as a result of the changes in its financial system in 2001 (sharp devaluation of the peso, conversion to pesos of certain foreign-currency denominated assets and liabilities in the balance sheets of Argentine entities and rescheduling of customer deposits, among others), until final rules are issued to correct current asymmetries and in view of possible future events, the 2003, 2002 and 2001 consolidated financial statements were prepared as described below, in accordance with the Group’s traditional policy of prudence in valuation:

1.	The assets and liabilities as of December 31, 2003, of all the Group entities located in Argentina were translated to euros at a final exchange rate of ARP 3.73/1 euro,

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

equivalent to ARP 2.95/US$1 (ARP 3.54/1 euro and ARP 3.375/US$1, respectively, as of December 31, 2002). The net worth effect of this translation (from commencement of the devaluation) amounted to approximately 975 euro million (982 euro million as of December 31, 2002 and 505 euro million as of December 31, 2001, after the translation of the financial statements using a final exchange rate of ARP 1.498/1 euro, which was a representative market exchange rate as of the date of preparation of the 2001 financial statements) and is recorded, as stipulated in Bank of Spain Circular 4/1991, under the “Accumulated Losses at Consolidated Companies” caption (Note 21).

2.	A specific allowance of 1,287 euro million was recorded in 2001 (1,244 euro million of which were recorded with a charge to the “Extraordinary Loss” caption in the consolidated statement of income) to cover — after considering the translation differences referred to above — the net book value of the Group banks located in Argentina (774 euro million) and the consolidation goodwill (including coverage of the investment relating to the purchase of Banco Río de la Plata, S.A. shares, as discussed in Note 3) arising from these entities (513 euro million — Note 12) which had not been amortized as of December 31, 2001.

As of December 31, 2003, the total allowance recorded amounted to 852 euro million, 437 euro million of which were recorded with a charge to the “Provisions for Contingencies and Expenses — Other Provisions” caption (1,623 euro million and 1,356 euro million, respectively, as of December 31, 2002), and covered in full the net book value of and the goodwill on the investments in companies located in that country, the risk arising from intercompany transactions, as well as the new regulatory requirements on provisions for country risk with third parties as a result of the change in the classification of Argentina. Goodwill was fully written off in 2003 with a charge to the allowances recorded in prior years (Note 17).

3.	In the consolidation of the Group’s subsidiaries located in Argentina, following the integration of their assets, liabilities and results, translated to euros, and the equity and intercompany transaction eliminations, the results of these subsidiaries were neutralized and no other adjustments were made for adaptation to Spanish accounting principles, since the net book value of these companies was fully covered.

In 2003 and 2002 no cash contributions were made from other Group entities to the subsidiaries located in Argentina.

(2)  Accounting principles and valuation methods

The accounting principles and valuation methods applied in preparing the consolidated financial statements were as follows:

a)    Recognition of revenues and expenses

Revenues and expenses are generally recognized for accounting purposes on an accrual basis, the interest method being applied for transactions whose settlement periods exceed 12 months. However, in accordance with the principle of prudence and with Bank of Spain regulations, the interest earned on nonperforming, disputed or doubtful loans, including interest subject to country risk in countries classified as experiencing temporary difficulties and as doubtful or very doubtful, is not recognized as a revenue until it is collected.

b)    Foreign currency transactions

               Translation methods

Balances denominated in foreign currencies, including those of the financial statements of the consolidated companies and branches in non-EMU countries, were translated to euros at the year-end average official exchange rates in the Spanish spot foreign currency market, except for:

1.	The balances funded in euros relating to the capital amounts assigned to branches in non-EMU countries and to the reserves and undistributed earnings of companies and branches in non-EMU countries, which were translated at historical exchange rates.

2.	The revenue and expense accounts of the consolidated companies and branches in non-EMU countries, which were translated at the average exchange rates in each year.

3.	The balances arising from non-hedging forward foreign currency/ foreign currency and foreign currency/euro purchase and sale transactions, which were translated to euros at the year-end exchange rates prevailing in the forward foreign currency market.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Accounting for exchange differences

The exchange differences arising from application of the above-mentioned translation methods are recorded as follows:

1.	The net debit or credit differences arising in the consolidation process are recorded under the “Accumulated Losses at Consolidated Companies” or “Reserves at Consolidated Companies” captions, respectively, in the consolidated balance sheets, net of the portion of these differences relating to minority interests (Note 21).

2.	The remaining exchange differences are recorded under the “Gains (Losses) on Financial Transactions” caption in the consolidated statements of income (Note 25), with a balancing entry, in the case of nonhedging forward transactions, under the “Other Assets” or “Other Liabilities” caption in the consolidated balance sheets.

Certain of the companies located in countries with specific accounting regulations on the recording of adjustments for inflation (basically Chile, Mexico, Uruguay, Bolivia and Peru) record debits and credits in their income statements to adjust their assets and liabilities for inflation. These debits and credits are recorded under the “Extraordinary Loss” and “Extraordinary Income” captions in the consolidated statements of income. The detail of these items is as follows:

	2003	2002	2001

	Thousands of Euros
Extraordinary income:
Other revenues	13,164	36,542	15,332
Extraordinary loss:
Other expenses	(22,293)	(106,079)	(57,133)

	(9,129)	(69,537)	(41,801)

c)    Credit loss allowance

The credit loss allowances, which are recorded as a reduction of the “Due from Credit Institutions”, “Loans and Credits” and “Debentures and Other Fixed-Income Securities” captions on the asset side of the consolidated balance sheets, are intended to cover possible losses in the full recovery of all types of risk transactions, except off-balance-sheet risks, arranged by the consolidated companies in the course of their business activity.

The credit loss allowances were calculated as follows:

1.	Allowance for risks in Spain and abroad, excluding country risk:

a.	Specific allowances: on a case-by-case basis, based on the loan recovery expectations and, as a minimum, by application of the coefficients stipulated in Bank of Spain regulations. The credit loss allowance is increased by provisions from period income and is decreased by chargeoffs of debts deemed to be uncollectible or which have been nonperforming for more than three years (six years in the case of mortgage loans with effective coverage) and by releases, where appropriate, of the provisions recorded for debts subsequently recovered (Note 7).

b.	General-purpose allowance: additionally, in accordance with Bank of Spain regulations, an additional general-purpose allowance, equal to 1% of the loans and credits, private-sector fixed-income securities, contingent liabilities and doubtful assets for which provision is not mandatory (0.5% for certain mortgage loans) has been provided for losses not specifically identified at year-end.

2.	Country-risk allowance: on the basis of the estimated classification of the degree of debt-servicing difficulty being experienced by each country (Note 7).

3.	Allowance for the statistical coverage of credit losses: additionally, the Group is required to record an allowance for the statistical coverage of the unrealized credit losses on the various homogeneous loan portfolios, by charging each quarter to the “Writeoffs and Credit Loss Provisions” caption in the consolidated statement of income for each of the consolidated companies, the positive difference resulting from subtracting the net specific provisions for credit losses recorded in the quarter from one-fourth of the statistical estimate of the overall unrealized loan losses on the various homogeneous loan portfolios (estimated either using calculation methods based on the Group’s statistical expectations, approved by the Bank of Spain, or calculating the credit risk of each portfolio multiplied by certain coefficients which range from 0% to 1.5%). If the resulting difference were negative, the amount would be credited to the consolidated

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

statement of income with a charge to the allowance recorded in this connection (to the extent of the available balance).

The provisions recorded to cover the losses which may be incurred by the Group as a result of the off-balance-sheet risks maintained by the consolidated companies are included under the “Provisions for Contingencies and Expenses — Other Provisions” caption in the consolidated balance sheets (Note 17).

The credit loss allowances recorded by the Group comply with Bank of Spain regulations.

d)    Government debt securities, debentures and fixed-income securities

The securities composing the Group’s fixed-income securities portfolio were classified as follows:

1.	The securities assigned to the trading portfolio, which consists of securities held for the purpose of operating in the market, are stated at their year-end market price. The net differences arising from price fluctuations are recorded (ex-coupon) under the “Gains (Losses) on Financial Transactions” caption in the consolidated statements of income.

2.	The securities assigned to the held-to-maturity portfolio, which consists of securities which the Group has decided to hold until final maturity basically because it has the financial capacity to do so or because it has related financing available, are stated at acquisition cost, adjusted by the amount resulting from accruing by the interest method the positive or negative difference between the redemption value and the acquisition cost over the residual life of the security.

3.	The securities assigned to the available-for-sale portfolio, which consists of the securities not assigned to either of the two portfolios described above, are stated at their adjusted acquisition cost, as defined in paragraph 2 above. The adjusted acquisition cost and the market value of these securities are compared. The market value of listed securities in this portfolio is deemed to be the market price on the last day of trading of each year and that of unlisted securities to be the current value at the market interest rates prevailing on that date. A security price fluctuation allowance is recorded, if required, with a charge to asset accrual accounts or to income.

In the fixed-income securities assigned to the available-for-sale portfolio, the net difference (additional to the security price fluctuation allowance recorded with a charge to income) by which the adjusted acquisition cost exceeded their market value amounted to 2 euro million as of December 31, 2003 (Notes 5 and 8) (272 euro million and 206 euro million as of December 31, 2002 and 2001, respectively). This amount is not reflected in the consolidated balance sheets since the security price fluctuation allowance recorded for this amount and the asset accrual account against which the allowance was recorded offset each other. This accrual account is taken into account in calculating the Group’s capital ratio.

In the event of disposal of these securities, the losses with respect to the adjusted acquisition cost are recorded with a charge to income. Gains (if they exceed the losses charged to income in the year) are credited to income only for the portion, if any, exceeding the security price fluctuation allowance required at year-end and charged to accrual accounts.

e)    Equity securities

Equity securities held in the trading portfolio are valued at their market price at year-end. The net differences arising from price fluctuations are recorded under the “Gains (Losses) on Financial Transactions” caption in the consolidated statements of income.

The investments in nonconsolidable Group companies and in associated entities (see Note 1) are accounted for by the equity method.

Equity securities other than those described above are recorded in the consolidated balance sheets at the lower of cost or market. The market value of these securities is determined as follows:

1.	Listed securities: lower of average market price in the last quarter of the year or market price on the last day of trading in the year.

2.	Unlisted securities: underlying book value of the investment per the latest available financial statements of the investees adjusted by the unrealized gains existing at the time of acquisition and still existing at year-end. The difference between acquisition cost and the amount calculated as indicated in the preceding paragraph which may be

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

absorbed by the annual increase in the underlying book values of the investees over a maximum period of 20 years need not be written down.

The security price fluctuation allowance recorded to recognize the unrealized losses is presented as a reduction of the balance of the related captions in the consolidated balance sheets (Note 9).

f)     Intangible assets

Capital increase expenses, new business launch expenses, expenditures for the acquisition and preparation of computer systems and programs which will be useful over several years, and similar items are generally recorded at cost, net of accumulated amortization. These expenses are amortized with a charge to income over a maximum period of five years.

274 euro million, 286 euro million and 337 euro million of amortization of these expenses were charged to the consolidated statements of income in 2003, 2002 and 2001, respectively, and these amounts are recorded under the “Depreciation and Amortization and Writedown of Property and Equipment and Intangible Assets” caption.

g)    Consolidation goodwill and negative difference in consolidation

               Consolidation goodwill

The positive differences between:

(i)	the cost of the investments in consolidated companies (both those fully consolidated and those accounted for by the equity method),

(ii)	as required by the Bank of Spain, the market value of the investments in other companies contributed by third parties in capital increases carried out at the Bank in accordance with the provisions of Article 159.1.c of the revised Spanish Corporations Law (Note 20)

and the respective underlying book values adjusted at the date of first-time consolidation are allocated as follows:

1.	If the difference is allocable to specific assets or liabilities of these companies, it is recorded by increasing the value of the assets (or reducing the value of the liabilities) whose market values were higher (lower) than the net book values per these companies’ balance sheets and whose tax treatment is similar to that of analogous assets (liabilities) of the Group (amortization, accrual, etc.).

2.	The remainder is recorded as consolidation goodwill. These differences are being amortized from the acquisition date over a maximum period of 20 years (Note 12), which is the period in which it is considered that the investments will contribute to the obtainment of income for the Group.

The goodwill amortization charges are recorded under the “Amortization of Consolidation Goodwill” caption in the consolidated statements of income.

               Negative difference in consolidation

The negative differences in consolidation, which are recorded in the consolidated balance sheets as deferred revenues, can be credited to consolidated income when the investments in the capital stock of the related investee companies are totally or partially disposed of.

h)    Property and equipment

               Operating property and equipment

Property and equipment are carried at cost revalued pursuant to the applicable enabling provisions, net of the related accumulated depreciation.

Depreciation is provided by the straight-line method at rates based on the years of estimated average useful life of the related assets. The annual depreciation expense is calculated basically at the following rates:

Rate (%)
Buildings for own use	2
Furniture	7.5 to 10
Fixtures	6 to 10
Office and automation equipment	10 to 25

Upkeep and maintenance expenses are expensed currently.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Property and equipment acquired through foreclosure

These property and equipment items are stated at the lower of the book value of the assets used to acquire them or the appraised value of the asset acquired.

If these assets are not disposed of or added to the Group’s operating property and equipment, a provision is recorded on the basis of the time elapsed since their acquisition, the nature of the asset and/or the characteristics of the appraisal.

The provisions recorded with a charge to the “Extraordinary Loss” caption in the consolidated statements of income are presented as a reduction of the balance of the “Property and Equipment — Other Property” caption (Note 13).

i)     Treasury stock

The balance of the “Treasury Stock” caption relates to Bank shares acquired and held by consolidated companies. These shares are reflected at cost, net of the required provision, if any, which is determined on the basis of the lower of the Group’s underlying book value or market price. The aforementioned provision is recorded with a charge to the “Losses on Group Transactions” caption in the consolidated statements of income.

The total Bank shares owned by consolidated companies represented 0.05% of the capital stock issued by the Bank as of December 31, 2003. At that date, the nonconsolidable subsidiaries held 0.04% of the Bank’s capital stock (0.08% and 0.02%, respectively, as of December 31, 2002).

In 2003, the Group companies (consolidated or accounted for by the equity method) acquired 1,163,127,948 Bank shares and disposed of 1,163,205,838 Bank shares.

j)     Pension commitments

               Companies in Spain

Under the current collective labour agreements, certain Spanish consolidated entities have undertaken to supplement the social security benefits accruing to certain employees, or to their employees’ beneficiary rightholders, for retirement, permanent disability, death of spouse or death of parent. These commitments, which amounted to 9,996 euro million and 9,975 euro million as of December 31, 2003 and 2002, respectively, were covered by in-house allowances and external funds at those dates. As of December 31, 2001, they were covered by in-house allowances.

               Applicable regulations

Accrued pension commitments and contingencies must be valued and covered using objective criteria. These criteria include an assumed annual interest rate not exceeding 4% and the use of properly adjusted life expectancy, mortality and disability tables (if other than those relating to the past experience of the group of employees concerned, properly checked) relating to domestic or foreign past experience. The Bank of Spain extended to credit institutions the requirement to use the Swiss GRM/F-95 past experience tables because they meet the requirements relating to the principle of prudence.

The Group (which opted to maintain its pension allowances in-house, in accordance with the applicable regulations) recorded the difference between the recorded allowances as of December 31, 1999, and the allowances calculated by applying the new valuation methods, with a balancing entry in a debit-balance account (which is presented in the consolidated balance sheets offsetting the pension allowances) which is reduced each year with a charge to the consolidated statement of income by at least one-tenth of the beginning balance. The “Extraordinary Loss” caption in the 2003, 2002 and 2001 consolidated statements of income (Note 25) includes 125 euro million, 126 euro million and 130 euro million, respectively, relating to the annual charge recorded in this connection.

Pension commitments covered by insurance contracts (determined as the amount of the net level premium reserves to be recorded by the insurer) are recorded under the “Provisions for Contingencies and Expenses — Pension Allowance” caption, with a charge to the “Other Assets” caption in the consolidated balance sheet. As of December 31, 2003, the amount of the aforementioned insured commitments was 3,209 euro million (3,192 euro million and 3,240 euro million as of December 31, 2002 and 2001, respectively — Note 17).

Additionally, the valuation differences arising exclusively from the fact that the investments relating to the insurance contracts are at interest rates exceeding those applied in calculating the commitments to employees (4% annually) are recorded as an in-house pension allowance, with a balancing entry in a debit-balance account (which is recorded in the consolidated balance sheets offsetting the pension allowance), which is reduced (with a charge to the

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

“Interest Expense” caption in the consolidated statement of income — Note 25) at the appropriate rate so that, taken together with the allocable cost resulting from the increase in the recorded in-house pension allowance arising from the rate of return used to calculate it, it is equal to the increase in value of the assets added (recorded with a credit to the “Interest Income” caption in the consolidated statement of income — Note 25), thus neutralizing the effect on income. As of December 31, 2003, 2002 and 2001, the aforementioned valuation differences amounted to 1,019 euro million, 1,091 euro million and 1,234 euro million, respectively.

Certain labour obligations (“Other Commitments”) are recorded under the “Provisions for Contingencies and Expenses — Pension Allowance” caption (Note 17), with a charge to “Extraordinary Loss” (Note 25), over a maximum period of five years from when the obligation arose, in conformity with the applicable regulations.

In the case of commitments which must be treated as external funds, the differences which arose from the application of the new valuation methods with respect to the in-house allowance as of December 31, 1999, are recorded with a charge to income over a maximum period of 9 years if the commitment is instrumented in an insurance contract (14 years if instrumented in a pension plan). The “Extraordinary Loss” caption in the 2003 and 2002 consolidated statements of income (Note 25) includes 14 euro million and 15 euro million, respectively, relating to the annual charge recorded in this connection.

               In-house allowances

The actuarial studies performed as of December 31, 2003, 2002 and 2001, to determine these commitments were made on an individual basis by independent actuaries, basically using the following assumptions:

1.	Assumed interest rate: 4% per year.

2.	Mortality tables: GRM/F-95.

3.	Annual social security pension revision rate: 1.5%.

4.	Cumulative annual CPI: 1.5%.

5.	Annual salary growth rate: 2.5%.

6.	Method used to calculate the commitments to serving employees: straight-line distribution of the estimated cost per employee based on the ratio of each employee’s years of past service to his or her estimated total expected years of service (projected unit credit method).

               External funds

In 2002 the Group took out insurance contracts to externalize the commitments undertaken subsequent to May 1996, and to employees hired after November 1999. The related funds are deemed to be external funds and, accordingly, they are not recorded in the consolidated balance sheets as of December 31, 2003 and 2002.

               Funded accrued commitments

Following are the main amounts disclosed in the aforementioned actuarial studies and the amounts assumed by insurance companies as external funds:

	2003	2002	2001

	Thousands of Euros
Discounted Present Value
Accrued pensions of serving employees	1,159,683	1,234,819	1,536,235
Commitments arising from employees retired early	3,607,263	3,382,436	2,254,294
Vested pensions of retired employees(*)	5,186,573	5,328,055	5,035,171
Other commitments	42,096	29,897	49,206

Total accrued commitments	9,995,615	9,975,207	8,874,906

(*)	Including pensions to employees who took early retirement.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

These commitments were funded as follows:

	2003	2002	2001

	Thousands of Euros
Uninsured in-house allowance	4,418,205	4,257,428	3,385,964
Insured in-house allowance:
Net level premium reserves at Group insurance companies (*)	824,960	764,896	724,082
Insurance policies taken out with other insurance companies(*)	2,383,984	2,426,617	2,516,155

	3,208,944	3,191,513	3,240,237

Pension allowance (Note 1)	7,627,149	7,448,941	6,626,201

Difference pursuant to the coverage schedule stipulated by Bank of Spain Circular 5/2000(**)	750,847	876,884	1,027,725
Differences in insurance contracts assigned to pension commitments(**)	1,018,525	1,091,367	1,233,836

In-house allowance	9,396,521	9,417,192	8,887,762

External funds	607,521	567,287	—
Of which:
Insured provisions	543,979	489,959	—
Difference pursuant to the coverage schedule stipulated by Bank of Spain Circular 5/2000	63,542	77,328	—

Total amount	10,004,042	9,984,479	8,887,762

(*)	These amounts have been recorded under the “Provisions for Contingencies and Expenses — Pension Allowance” caption in the consolidated balance sheets with a charge to the “Other Assets” caption.

(**)	These amounts are recorded under the “Provisions for Contingencies and Expenses — Pension Allowance” caption in the consolidated balance sheets and are offset, in the same amounts, by the debit-balance accounts against which the allowance was initially recorded.

               Plans for early retirement

In 2003, 2002 and 2001, the Bank, Banco Español de Crédito, S.A. (Banesto) and Santander Consumer Finance, S.A. offered certain employees the possibility of taking early retirement before the age stipulated in the current collective labour agreement. Accordingly, in those years allowances were recorded to cover the supplementary liabilities to employees taking early retirement and the salary and other commitments to these employees from the time of early retirement to the date of effective retirement.

Pursuant to Rule 13 of Bank of Spain Circular 4/1991, and after obtaining authorization from the Bank of Spain, these allowances were recorded as follows:

	2003	2002	2001

	Thousands of Euros
With a charge to unrestricted reserves (Note 21)	335,820	856,431	452,298
Of which:
Banco Santander Central Hispano, S.A.	259,014	705,845	270,732
Banesto	74,360	144,430	175,790
Santander Consumer Finance, S.A.	2,446	6,156	5,776
With a charge to income	26,215	55,071	—
Of which:
Banco Santander Central Hispano, S.A.	15,869	45,801	—
Banesto	10,346	6,300	—
Santander Consumer Finance, S.A.	—	2,970	—
With a charge to deferred tax assets (Note 22)(*)	188,427	484,101	243,547
Of which:
Banco Santander Central Hispano, S.A.	143,449	399,624	145,781
Banesto	43,661	81,162	94,659
Santander Consumer Finance, S.A.	1,317	3,315	3,107

Total allowances recorded (Note 17)	550,462	1,395,603	695,845

(*)	180,826 euro thousand and 461,159 euro thousand of this amount arise from the charge to reserves in 2003 and 2002, respectively.

               Companies abroad

Certain Group financial institutions abroad have entered into commitments with their employees which are similar to pensions.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

The technical assumptions used by these entities (interest rates, mortality tables, cumulative annual CPI, etc.) are consistent with the socio-economic conditions prevailing in these countries.

As of December 31, 2003, 2002 and 2001, the total commitments accrued by these companies amounted to 3,301 euro million, 3,002 euro million and 4,034 euro million, respectively. Of these amounts, 1,308 euro million, 1,390 euro million and 2,395 euro million, respectively, were covered by in-house pension allowances recorded under the “Provisions for Contingencies and Expenses — Pension Allowance” caption in the consolidated balance sheets. The remaining amount was covered by policies taken out with insurance companies.

               Accrued cost and payments

The accrued pension cost at the Group and the payments for these commitments were as follows:

	2003	2002	2001

	Thousands of Euros
Accrued cost (Note 25)	550,401	836,168	807,291
Of which are recorded under:
General administrative expenses — Personnel expenses	96,603	130,054	162,910
Extraordinary loss	120,119	350,832	195,293
Interest expense	554,012	597,211	713,930
Interest income	(220,333)	(241,929)	(264,842)

Payments	1,122,682	1,125,565	1,108,597
Of which: have been refunded by insurance entities	363,215	350,663	382,136

k)    Assets and liabilities acquired or issued at a discount

Assets and liabilities acquired or issued at a discount, except for marketable securities, are recorded at their redemption value. The difference between this value and the amounts paid or received are recorded under the liability and asset “Accrual Accounts” captions in the consolidated balance sheets.

l)     Futures transactions

Futures transactions are recorded in memorandum accounts based on either the future rights and commitments which might have an effect on net worth, or on the balances required to reflect the transactions, regardless of whether or not they affect the Group’s net worth. Accordingly, these instruments’ notional amount (theoretical value of the contracts) does not reflect the total credit or market risk assumed by the Group.

The premiums collected (paid) for options sold (purchased) are recorded under the “Other Liabilities” or “Other Assets” captions in the consolidated balance sheets through the maturity date, and amounted to 935 euro million and 757 euro million, respectively, as of December 31, 2003.

Transactions whose purpose and effect was to eliminate or significantly reduce market risks and which are performed to reduce the risk to which the Group is exposed in its management of correlated assets, liabilities and futures transactions, were treated as hedging transactions. The gains or losses arising from hedging transactions were taken to income symmetrically to the revenues or expenses arising from the hedged items, with a balancing entry under “Other Assets” or “Other Liabilities” in the consolidated balance sheets.

Nonhedging transactions (also called trading transactions) arranged on organized markets were valued at market price, and market price fluctuations were recorded in full in the consolidated statements of income.

The gains or losses arising from trading transactions arranged outside organized markets are not recognized in income until they are effectively settled. However, provisions were recorded with a charge to income for potential net foreign exchange losses, if any, on each type of risk disclosed by the valuations of positions at the end of each year. The types of risks considered for these purposes are interest rate, share price and currency risks.

m)   Severance costs

Under current Spanish law, Spanish consolidated companies are required to pay severance to employees terminated without just cause. There is no staff reduction plan making it necessary to record a provision in this connection.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

n)    Corporate income tax and other taxes

These captions in the consolidated statements of income include all the debits or credits arising from Spanish corporate income tax and those taxes of a similar nature applicable to companies abroad, including both the amounts relating to the expense accrued in the year and those arising from adjustments to the amounts recorded in prior years (Note 22).

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from income for tax purposes. Permanent differences are defined as those arising between the taxable income and the book income before taxes which do not revert in subsequent periods, considering the income obtained by Group companies as a whole.

In this connection, certain timing differences which have a specific reversal period of fewer than ten years are recorded for accounting purposes; all other differences are treated for all purposes as permanent differences.

Tax relief and tax credits are treated as a reduction of the corporate income tax for the year in which they are taken (Note 22). Entitlement to these tax credits is conditional upon compliance with the requirements of current regulations.

(3)  Santander Group

               Banco Santander Central Hispano, S.A.

The growth of the Group in the last decade has led the Bank to also act, in practice, as a holding entity of shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group. Therefore, each year the Bank determines the amount of dividends to be distributed to its shareholders on the basis of the consolidated net income, while maintaining the Group’s traditionally high level of capitalization and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).

               International Group structure

At international level, the various banks and other subsidiary and associated companies belonging to the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.

The purpose of this structure, all of which is controlled by the Bank, is to optimize the international organization from the strategic, economic, financial and tax standpoints, since it makes it possible to define the most appropriate units to be entrusted with acquiring, selling or taking stakes in other international entities, the most appropriate financing method for these transactions and the most appropriate means of remitting the income obtained by the Group’s various operating units to Spain.

The Exhibits provide relevant data on the consolidable Group companies (Exhibits I and III) and on those accounted for by the equity method which are included, inter alia, in Exhibit II.

The principal equity investments acquired and sold by the Group in 2001, 2002 and 2003 and other significant corporate transactions were as follows:

               Banco Español de Crédito, S.A. (Banesto)

In 2002 Banesto carried out a monetary capital increase through the issuance of 81,670,694 new shares, carrying preemptive rights, at a ratio of 2 new shares issued at par for every 15 old shares. The Group sold its preemptive rights (arising from its 99.04% holding in the capital stock of Banesto) for 443 euro million in 2002 (Note 21).

               Orígenes AFJP, S.A. (Orígenes AFJP)

In accordance with the commitments acquired in prior years, in 2003 the Group acquired a 20% holding in the capital stock of Orígenes AFJP for 141 euro million. The goodwill which arose from this acquisition (Note 12) was amortized using the provisions recorded under the “Provisions for Contingencies and Expenses — Other Provisions” caption as of December 31, 2002 (Note 17).

               Banco Santander Portugal, S.A. (Banco Santander Portugal)

In 2003 the Group acquired a 12.74% ownership interest in the capital stock of Banco Santander Portugal for 106 euro million, thus increasing its holding to 97.95%.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Shinsei Bank

In 2003 the Group increased its holding in the capital stock of the Japanese bank Shinsei Bank from 6.5% as of December 31, 2002, to 11.4% as of December 31, 2003. The total cost of the investment at that date was approximately 144 euro million.

               Finconsumo Banca SpA (Finconsumo)

In 2003 the Group resolved to acquire the 50% holding in the capital stock of Finconsumo that it did not own and acquired 20% for 60 euro million in 2003 (Note 12) and the remaining 30% (paid in 2004) for 80 euro million.

               AKB Holding (AKB)

In 2001 the Group reached an agreement with the Werhahn Group for the acquisition of AKB (a German group specializing in consumer finance). In 2002 the Bank issued 109,040,444 new shares of 0.5 euro par value each and a share premium of 9.588 euro each (Note 20) for an effective amount of 1,100 euro million, which were paid in full through the contribution of shares representing all the capital stock of AKB, in accordance with the resolutions adopted by the Bank’s Special Shareholders’ Meeting on February 9, 2002. In 2002 AKB merged with CC-Bank Ag.

               Banco Santiago

Under the agreements between the Group and the Central Bank of Chile (as the second largest shareholder of Banco Santiago), on April 17, 2002, the Group acquired 35.45% of the Central Bank of Chile’s holding in the capital stock of Banco Santiago for US$685 million. On August 1, 2002, the merger of Banco Santiago and Banco Santander Chile was effectively executed, with retroactive effect to January 1, 2002, after the required resolutions of their respective Shareholders’ Meetings and approval by the Chilean regulatory authorities. The name of the post-merger entity is Banco Santander Chile.

               Banco Río de la Plata, S.A. (Banco Río)

As of December 31, 2003, the Group had a 99.1% interest in Banco Río (98.9% and 80.3% as of December 31, 2002 and 2001, respectively) following the tender offer launched in 2000 to acquire the capital stock of Banco Río owned by minority shareholders, which was accepted by 94% of the minority shareholders, the acquisition in 2002 (by virtue of the commitments assumed in prior years) of 18.54% of the capital stock (23% of the voting rights) for 395 euro million (Note 1) and the conversion into equity in 2003 of the subordinated debt owned by the Group as of December 31, 2002.

               Banco Santander Colombia, S.A. (Banco Santander Colombia)

As a result of a capital increase and of certain agreements reached in prior years, in 2002 the Group increased its holding in the capital stock of Banco Santander Colombia by 34.32%, for which it paid 303 euro million.

               Banco do Estado de Sao Paulo, S.A. (Banespa)

In November 2000, the Group acquired a 33% holding (66.5% of the voting rights) in the capital stock of Banespa for 7,284 million Brazilian reais. Additionally, on December 29, 2000, the Bank’s Board of Directors approved the launch of a tender offer for the remaining common and preferred shares owned by minority shareholders (67% of capital stock) at a price of 95 Brazilian reais for every 1,000 shares, to be paid in cash. This offer was accepted by the holders of 95% of the common shares and of 96% of the preferred shares, which enabled the Group to control 98.3% of the voting rights and 97.1% of the capital stock of Banespa. This transaction amounted to 2,275 million Brazilian reais.

Grupo Financiero Santander Serfin, S.A. de C.V. (Grupo Financiero Santander Serfin)

In December 2002, the Group reached an agreement with Bank of America Corporation whereby the latter acquired 24.9% of Grupo Financiero Santander Serfin for US$1,600 million (equivalent to 1,457 euro million), which gave rise to gains of 681 euro million. These gains were recorded under the “Gains on Disposal of Investments in Fully Consolidated Companies” caption in the consolidated statement of income for the year ended December 31, 2003. Under this agreement, Bank of America Corporation will keep its holding for at least three years, and after this period it may, if it deems it appropriate, use several liquidity mechanisms, including the listing of its holding on the stock exchange and the right to sell this holding to the Group, at one time, at its book value at the time of the sale, calculated in accordance with international accounting standards.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

After this sale, the Group’s holding in the capital stock of Grupo Financiero Santander Serfin stood at 73.98%.

Patagon Group

In July 2000, the Group acquired a 97.62% holding in the capital stock of the Patagon Group (an U.S. financial portal) for approximately US$607 million.

In 2002 the Group restructured its Internet banking business, sold its holding in the U.S. financial portal to the other shareholders and released the provisions recorded for the full amount of the investment.

Compañía de Seguros de Vida Santander, S.A. and Compañía de Reaseguros de Vida Soince-Re, S.A.

In 2001 the Group sold its holdings in these two Chilean companies for US$258 million, giving rise to gains of approximately US$160 million.

Santander Central Hispano Previsión, S.A., de Seguros y Reaseguros

In 2003 the Group reached an agreement for the total disposal of its investment in the capital stock of this company for 160 euro million.

Other investments

Compañía Española de Petróleos, S.A. (Cepsa)

In 2003 the Bank launched a tender offer for up to 42,811,991 Cepsa shares, and the offer was accepted for 32,461,948 shares, representing an investment of 909 euro million (Note 12).

Total, S.A. considered that the tender offer constituted a breach of historical side agreements between it and the Bank in relation to Cepsa (agreements which had, however, been rendered ineffective automatically by Law 26/2003) and, accordingly, filed a request for arbitration seeking injunctive measures at the Netherlands Court of Arbitration. The award rendered in this injunctive arbitration proceeding, which does not constitute a preliminary ruling on, or consider the merits of, the matters raised since they must be resolved in an arbitration on the merits already in progress, established injunctive measures that can be summarized as follows:

1.	Requirement for the Bank and Total, S.A. to act in concert with respect to the shares of Cepsa directly or indirectly held by them.

2.	Prohibition against the sale or charging of the direct or indirect holdings of the Bank in Somaen Dos, S.L., a company through which it owned its holding in Cepsa prior to the tender offer.

3.	Prohibition against the sale or charging of the shares of Cepsa acquired by Santander in the tender offer.

               Royal Bank of Scotland Group, plc. (Royal Bank of Scotland)

In 2001 the Group sold 1.53% of the capital stock of Royal Bank of Scotland, at a gain of approximately 400 euro million, thus reducing its investment to 8.03% as of December 31, 2001.

In 2002 the Group made a net divestment of 3% of its holding in Royal Bank of Scotland, giving rise to gains of approximately 806 euro million. As of December 31, 2002, the ownership interest was 5.04%.

As of December 31, 2003, following several purchases and sales made during the year, the Group’s holding was 5.05%. The sales gave rise to gains of 217 euro million.

               Unión Eléctrica Fenosa, S.A. (Unión Fenosa)

In 2002 several purchases of shares of Unión Fenosa were made for a total amount of 465 euro million.

               Société Générale

As of December 31, 2000, the Group had a 5.93% holding in the capital stock of Société Générale. Following several sales in 2001 (with realized gains of 185 euro million), the Group’s ownership interest was 1.5% as of December 31, 2001. This holding was divested in 2002 at a gain of 94 euro million.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Grupo Financiero Bital

In 2002 the Group subscribed a capital increase and converted bonds into Grupo Financiero Bital shares for approximately 99 euro million, thus increasing its holding to 25.4% of the dividend rights and 29.1% of the voting rights. Subsequently, the Group accepted the tender offer launched by Hong Kong and Shanghai Bank Corporation (“HSBC”) on Grupo Financiero Bital, which gave rise to gains of approximately 113 euro million.

               Dragados y Construcciones, S.A.

In 2002 the Group divested its holding in Dragados y Construcciones, S.A. (as of December 31, 2001, the holding was 20.19% of capital stock) at a gain of approximately 521 euro million.

               Grupo Sacyr-Vallehermoso, S.A. (Sacyr-Vallehermoso)

In 2002 the Group sold 24.5% of its holding in Sacyr-Vallehermoso (as of December 31, 2001, the holding was 25.14% of capital stock) at a gain of approximately 301 euro million.

               Metropolitan Life Insurance Company (Metlife)

In 2001 the Group realized the majority of its investment in Metlife at a gain of approximately 300 euro million.

               San Paolo IMI, S.p.A. (San Paolo IMI)

In 2003 the Group increased its holding in San Paolo IMI, from 5.2% as of December 31, 2002, to 8.6% as of December 31, 2003, with a net investment of 525 euro million in 2003. As of December 31, 2003, this holding was recorded under the “Common Stocks and Other Equity Securities” caption (Note 9).

* * * * *

The cost, total assets and gross revenues of the other consolidated companies acquired and sold in 2003, 2002 and 2001 were not material with respect to the related consolidated totals.

(4)  Distribution of the Bank’s income and directors’ compensation

               Distribution of the Bank’s income

The Board of Directors will submit for approval by the Shareholders’ Meeting the following proposal for distribution of the Bank’s 2003 net income:

Thousands
of Euros
Dividends:
Interim (Note 1)	1,444,387
Of which:
Distributed as of December 31, 2003(*)	739,102
Third interim dividend	369,551
Fourth interim dividend	335,734
Voluntary reserves	646

Net income for the year	1,445,033

(*)	Recorded under the “Other Assets” caption.

The provisional financial statements prepared by the Bank, in accordance with legal requirements, to evidence the existence of sufficient funds for the distribution of the 2003 interim dividends were as follows:

	12-31-02(*)	06-30-03	09-30-03	12-31-03	12-31-03

	Thousand of Euros
Income after taxes	1,376,178	722,711	1,083,947	1,445,033	1,445,033
Dividends paid	(1,086,013)	—	(369,551)	(739,102)	(1,108,653)

	290,165	722,711	714,396	705,931	336,380

Interim dividends	289,595	369,551	369,551	369,551	335,734

Accumulated interim dividends	1,375,608	369,551	739,102	1,108,653	1,444,387

Gross dividend per share (euros)	0.0607	0.0775	0.0775	0.0775	0.070408

(*)	Fourth interim dividend out of 2002 income.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Compensation and other benefits of the Bank’s directors and senior management

               Directors’ compensation

               Emoluments per the bylaws

Article 37 of the Bank’s bylaws provides that the share in the Bank’s income for the year to be received by members of the Board of Directors for discharging their duties will be equal to up to 5% of such income.

The Board of Directors, making use of the powers conferred on it, set the related amount at 0.196% of the Bank’s income for 2003 (0.191% for 2002 and 0.254% for 2001).

Consequently, the gross amount to be received by each director in this connection in 2003 and 2002 (65 euro thousand in each year) is 10% lower than that set for 2001 (72 euro thousand). Additionally, there is an annual emolument for the Executive Committee members, the gross amount of which was 141 euro thousand in 2003 and 2002 (also 10% below the 157 euro thousand received in 2001).

Finally, from 2002 onwards, the members of the Audit and Compliance Committee have been assigned a gross emolument of 32 euro thousand per year.

               Salary compensation

The detail of the salary compensation received by the Bank’s Board members with executive duties, who as of December 31, 2003 and 2002, were Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, and Mr. Francisco Luzón López, is as follows:

	2003	2002	2001

	Thousands of Euros
Total salary compensation	14,784	13,438	20,577
Of which: Variable compensation	8,373	7,103	12,495

               Detail by director

The detail by director of the compensation earned by the Bank’s directors in 2003 as discussed above is as follows:

	2003

						Salary Compensation to
	Emoluments					Executive Directors
	Bylaw			Fees
	Stipulated	Executive	Audit		Other				Other		2002
Directors	Fees	Committee	Committee	Board	Fees	Fixed	Variable	Total	Compensation	Total	Total

	Thousands of Euros
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	65	141	—	19	4	1,022	1,339	2,361	1	2,591	2,477
Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos	65	—	—	13	—	—	—	—	—	78	88
Mr. Alfredo Sáenz Abad	65	141	—	19	4	2,524	2,697	5,221	306	5,756	4,848
Mr. Matías Rodríguez Inciarte	65	141	—	19	105	1,300	1,589	2,889	237	3,456	3,241
Mr. Manuel Soto Serrano	65	—	32	19	20	—	—	—	—	136	131
Mr. Juan Abelló Gallo	65	—	32	17	12	—	—	—	—	126	63
Mr. José Manuel Arburúa Aspiunza	65	—	—	19	88	—	—	—	9	181	176
Mr. Fernando de Asúa Álvarez	65	141	32	19	121	—	—	—	—	378	693
Mr. Antonio Basagoiti García-Tuñón	65	—	—	19	95	—	—	—	28	207	178
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	65	141	—	19	2	751	1,000	1,751	2	1,980	1,646
Mr. Emilio Botín-Sanz de Sautuola y O’Shea	65	—	—	19	1	—	—	—	—	85	102
Mr. Guillermo de la Dehesa Romero	65	141	—	19	8	—	—	—	—	233	120
Mr. Rodrigo Echenique Gordillo	65	141	32	17	79	—	—	—	658	992	1,027
Mr. Antonio Escámez Torres	65	141	—	19	102	—	—	—	865	1,192	1,109
Mr. Francisco Luzón López	65	141	—	19	1	814	1,748	2,562	414	3,202	2,873
Mr. Elías Massaveu Alonso del Campo	65	—	—	13	7	—	—	—	—	85	87
Mr. Abel Matutes Juan	65	—	32	19	14	—	—	—	—	130	65
Sir George Ross Mathewson	65	—	—	14	2	—	—	—	—	81	78
Mr. Luis Alberto Salazar-Simpson Bos	65	—	32	19	13	—	—	—	—	129	124
Mr. Antonio de Sommer Champalimaud	65	—	—	2	—	—	—	—	—	67	65
Assicurazioni Generali, S.p.a.	65	—	—	7	1	—	—	—	—	73	68
Other directors(1)	—	—	—	—	—	—	—	—	—	—	292

Total 2003	1,365	1,269	192	349	679	6,411	8,373	14,784	2,520	21,158	—
Total 2002	1,272	1,173	177	210	747	6,335	7,103	13,438	2,534	—	19,551

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

(1)	Directors who, having discharged Board duties as such for some months in 2002, ceased to discharge them prior to December 31, 2002. 289 euro thousand of the total amount relate to Mr. Ángel Corcóstegui Guraya.

Compensation to the Board members as representatives of the Bank and to senior management

               Representation

By resolution of the Executive Committee, all the compensation received by the Bank’s directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake (at the expense of those companies) and which relates to appointments made after March 18, 2002, will accrue to the Group. The compensation received in 2003 in connection with representation duties of this kind, relating to appointments made after March 18, 2002, was as follows:

	Company	Thousands of Euros
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	Royal Bank of Scotland	57.5
Mr. Antonio Basagoiti García-Tuñón	Sacyr-Vallehermoso	93.4
Mr. Fernando de Asúa Álvarez	Cepsa	119.9

		270.8

               Senior management

Additionally, in accordance with the recommendation of the Special Commission to Foster Transparency and Security in the Markets and Listed Companies (“Aldama Commission”), following is a detail of the compensation paid to the Bank’s General Managers(*) in 2003 and 2002:

		Salary Compensation			Other
Year	Number of People	Fixed	Variable	Total	Compensation	Total

	Thousands of Euros
2002	19	10,215	12,437	22,652	3,945	26,597
2003	20	12,924	16,664	29,588	4,703	34,291

(*)	Excluding Executive Directors’ compensation, which is detailed above.

               Pension commitments, other insurance and other items

The total balance of supplementary pension obligations assumed by the Group over the years for its serving and retired employees, which amounted to 13,305 euro million (covered mostly by in-house allowances) as of December 31, 2003, includes the obligations to those who have been directors of the Bank during the year and who discharge (or have discharged) executive functions during the year. The total pensions commitments for these directors, together with the total sum insured under life insurance policies at that date and other items, amounted to 162 euro million as of December 31, 2003 (256 euro million as of December 31, 2002, of which 108 euro million related to the settlement of the pension rights referred to in the following section of this Note, and 209 euro million as of December 31, 2001, which did not include the extraordinary nonrecurring payment of 43.75 euro million paid in 2001).

The following table provides information on the obligations undertaken and covered by the Group relating to pension commitments to and other insurance for the Bank’s Executive Directors:

	2003		2002
	Total Accrued	Other	Total Accrued	Other
	Pension Obligations	Insurance	Pension Obligations	Insurance

	Thousands of Euros
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	10,028	—	9,420	—
Mr. Alfredo Sáenz Abad	52,807	7,573	55,138	3,877
Mr. Francisco Luzón López	19,448	4,886	18,452	4,698
Mr. Matías Rodríguez Inciarte	27,442	3,900	25,522	3,823
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	7,736	1,258	6,656	1,258

Total	117,461	17,617	115,188	13,656

Additionally, other directors benefit from life insurance policies at the Group’s expense, the related insured sum being 3 euro million as of December 31, 2003, 2002 and 2001.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Pension settlement

Following the decision of Mr. Ángel Corcóstegui Guraya to resign, for personal reasons, in February 2002 from his position as First Deputy Chairman of the Bank and Board member (which entailed his corresponding resignation as Managing Director of the Bank and as member of the various Board Committees on which he sat), and in settlement for the pension commitments to him, the Bank paid on his resignation a gross amount of 108 euro million for his pension rights. This amount had been fully provided for as of that date. Upon payment, a withholding of 48% was made, and the amount withheld was paid into the Spanish Treasury. Accordingly, the net amount paid to Mr. Corcóstegui in this connection was 56 euro million.

               Stock option plan

The detail of the Bank’s stock options granted to the Board members as of December 31, 2003, is as follows:

			Exercised Options					Date of	Date of
	Options	Average			Market	Options	Average	Commencement	Expiration
	at	Exercise		Exercise	Price	at	Exercise	of Exercise	of Exercise
	01/01/03	Price	Number	Price	Applied	12/31/03	Price	Period	Period
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	150,000	10.545	—	—	—	150,000	10.545	12-30-03	12-29-05
Mr. Alfredo Sáenz Abad	100,000	10.545	—	—	—	100,000	10.545	12-30-03	12-29-05
Mr. Matías Rodríguez Inciarte	125,000	10.545	—	—	—	125,000	10.545	12-30-03	12-29-05
Mr. Antonio Escámez Torres	140,000	8.19	40,000	2.29	5.92	100,000	10.545	12-30-03	12-29-05
Mr. Francisco Luzón López	140,000	8.19	40,000	2.29	5.67	100,000	10.545	12-30-03	12-29-05

	655,000	9.54	80,000	2.29	5.80	575,000	10.545

               Loans

The Group’s direct or indirect risk exposure to the Bank’s directors as of December 31, 2003, amounted to 10.1 euro million (14.4 euro million and 7.8 euro million as of December 31, 2002 and 2001, respectively) of loans and credits and 0.4 euro million (1.2 euro million and 0.8 euro million as of December 31, 2002 and 2001, respectively) of guarantees provided. These loans and guarantees were granted at market rates in all cases.

The detail by director as of December 31, 2003, is as follows:

	Loans and Credits	Guarantees	Total

	Thousands of Euros
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	1,694	—	1,694
Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos	1,642	—	1,642
Mr. Juan Abelló Gallo	—	301	301
Mr. José Manuel Arburúa Aspiunza	618	6	624
Mr. Antonio Basagoiti García-Tuñón	239	1	240
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	14	—	14
Mr. Rodrigo Echenique Gordillo	54	79	133
Mr. Antonio Escámez Torres	299	—	299
Mr. Francisco Luzón López	1,311	—	1,311
Mr. Abel Matutes Juan	4,166	—	4,166
Mr. Luis Alberto Salazar-Simpson Bos	27	—	27

	10,064	387	10,451

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Detail of directors’ investments in companies with similar business activities and performance by directors, for their own account or for the account of others, of similar activities

In accordance with the requirements of Article 127 ter.4 of the Spanish Corporations Law, in order to enhance the transparency of listed corporations, following is a detail of the directors’ investments in the capital stock of non-Group companies engaging in: (i) banking, financing or lending; (ii) insurance; (iii) management of Collective Investment Institutions; or (iv) securities brokerage, and of the management or governing functions, if any, that the directors discharge therein:

		Line of	Number of
Director	Corporate Name	Business	Shares	Function
Mr. Emilio Botín-Sanz de Sautuola	Bankinter, S.A.	Banking	847,626	Director(1)
y García de los Ríos	Royal Bank of Scotland Group	Banking	—	Director(1)
	Shinsei Bank, Limited	Banking	—	Director(1)
	Bank of America Corporation	Banking	280	—
Mr. Jaime Botín-Sanz de Sautuola	Bankinter, S.A.	Banking	6,046,888	Adviser to
y García de los Ríos				the Board
	Línea Directa Aseguradora, S.A.	Insurance	—	Chairman(1)
Mr Alfredo Sáenz Abad	Banco Bilbao Vizcaya Argentaria, S.A.	Banking	25,000	—
	HSBC Holdings	Banking	8,298	—
	Lloyds TSB	Banking	218	—
Mr Matías Rodríguez Inciarte	Banco Popular Español, S.A.	Banking	2,350	—
Mr. Manuel Soto Serrano	Lloyds TSB	Banking	55,000	—
	Royal Bank of Scotland Group	Banking	780	—
Mr. Juan Abelló Gallo	Banco Popular Español, S.A.	Banking	29,000	—
	Bankinter, S.A.	Banking	29,000	—
	Banco Bilbao Vizcaya Argentaria, S.A.	Banking	18,603	—
	Royal Bank of Scotland Group	Banking	22,000	—
	Barclays	Banking	66,000	—
	Lloyds TSB	Banking	105,700	—
	BNP	Banking	9,600	—
	AXA	Insurance	60,000	—
	Allied Irish Bank	Banking	25,000	—
	American International Group	Insurance	14,900	—
	Citigroup	Banking	20,000	—
	Wells Fargo	Banking	6,500	—
	Northern Trust	Banking	5,500	—
Mr. Fernando de Asúa Álvarez	Société Générale	Banking	480	—
	BNP Paribas	Banking	867	—
	Alliance and Leicest	Banking	2,500	—
	San Paolo IMI, S.p.A.	Banking	11,000	—
	Credit Suisse Group	Banking	1,082	—
	Royal Bank of Scotland Group	Banking	3,000	—
	Commerzbank, A.G.	Banking	2,000	—
	Lloyds TSB	Banking	4,500	—
	Banco Popular Español, S.A.	Banking	662	—
	Deutsche Bank, A.G.	Banking	500	—
	Centro Asegurador, S.A.	Insurance	200	Representative (3)
	Allianz	Insurance	381	—
	American International Group	Insurance	1,000	—
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A.	Banking	1	—
Mr. Guillermo de la Dehesa Romero	AVIVA Vida y Pensiones, S.A.	Insurance	—	Chairman(1)
	Goldman Sachs & Co.	Banking	8,592	—
	Goldman Sachs Europe Ltd.	Banking	—	Director(1)
	AVIVA Plc.	Insurance	144	Director(1)
Mr. Rodrigo Echenique Gordillo	Banco Comercial Portugués	Banking	8,865	—
	Banco Popular Español, S.A.	Banking	1,000	—
	Crédit Agricole	Banking	1,150	—
	Credit Suisse Group	Banking	975	—
	Deutsche Bank, A.G.	Banking	220	—
	Royal Bank of Scotland Group	Banking	590	—
	Wells Fargo	Banking	375	—
	Citigroup	Banking	340	—
	ING	Banking	830	—
	UBS	Banking	395	—

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

		Line of	Number of
Director	Corporate Name	Business	Shares	Function
Mr. Antonio Escámez Torres	Banque Commérciale du Maroc, S.A.	Banking	—	Deputy Chairman (1)
	Banco de Valencia, S.A.	Banking	343	—
Mr. Francisco Luzón López	Banco Bilbao Vizcaya Argentaria, S.A.	Banking	158,500	—
Mr. Elías Masaveu y Alonso del Campo	Bankinter, S.A.	Banking	4,241,617	Director(1)
	Banco Bilbao Vizcaya Argentaria, S.A.	Banking	10,000	—
Sir George Mathewson	Royal Bank of Scotland Group	Banking	247,978	Chairman
	National Westminster Bank Plc.	Banking	—	Chairman
	The Royal Bank of Scotland Plc.	Banking	—	Chairman
	The Scottish Investment Trust Plc.	Fund Management	—	Director(1)
Mr. Abel Matutes Juan	San Paolo IMI, S.p.A.	Banking	142,689	Director(1)
Mr. Luis Alberto Salazar-Simpson Bos	Centro Asegurador, S.A.	Insurance	—	Representative (4)
Assicurazioni Generali(5)	Banca Nazionale del Lavoro	Banking	156,370,178	—
	Banca D’Italia	Banking	19,000	—
	Commerzbank, A.G.	Banking	10,299,742	—

(1)	Non-executive

(2)	Executive

(3)	He is the representative of the director non-executive Faa e Inversiones, S.A.

(4)	He is the representative of the director non-executive Constructora Inmobiliaria Urbanizadora Vasco Aragonesa, S.A.

(5)	Further relevant information on the companies composing the Gruppo Generali can be found in the 2003 Santander Group’s Annual Corporate Governance Report, an in the 2003 financial statements of Assicurazioni Generali.

The Annual Corporate Governance Report contains information regarding the Bank’s directors’ holdings in Group companies and the governing bodies thereof to which they belong.

None of the Board members perform, for their own account or for the account of others, any activities similar to those included in the foregoing table. Additionally, as required by Article 114.2 of the Securities Market Law, it is hereby stated that in 2003 the Bank’s directors did not perform, either directly or indirectly, any transaction with the Bank or with other Group companies other than in the ordinary course of operations or on an arm’s-length basis.

(5)  Government debt securities

               Breakdown

The detail of the balances of this caption in the consolidated balance sheets is as follows:

	2003		2002		2001
	Book	Market	Book	Market	Book	Market
	Value	Value	Value	Value	Value	Value

	Thousands of Euros
Fixed-income securities:
Trading portfolio:
Treasury bills	1,705,321	1,705,321	—	—	—	—
Other listed debt securities traded by the book-entry system	2,709,900	2,709,900	2,025,794	2,025,794	3,784,393	3,784,393

	4,415,221	4,415,221	2,025,794	2,025,794	3,784,393	3,784,393

Available-for-sale portfolio:
Treasury bills	177,237	177,419	3,677,314	3,695,356	3,223,943	3,226,380
Other listed debt securities traded by the book-entry system	20,655,201	20,776,008	13,252,332	13,715,738	10,639,303	10,595,705

	20,832,438	20,953,427	16,929,646	17,411,094	13,863,246	13,822,085

Held-to-maturity portfolio:
Other listed debt securities traded by the book-entry system	5,870,864	6,062,924	6,033,086	6,453,700	7,057,433	7,419,615

	31,118,523	31,431,572	24,988,526	25,890,588	24,705,072	25,026,093

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

	2003		2002		2001
	Book	Market	Book	Market	Book	Market
	Value	Value	Value	Value	Value	Value

	Thousands of Euros
Less- Security price fluctuation allowance	(10,659)	—	(33)	—	(10,182)	—

	31,107,864	31,431,572	24,988,493	25,890,588	24,694,890	25,026,093

               Term to maturity

The breakdown of the balances of this caption, by term to maturity, disregarding the security price fluctuation allowance, is as follows:

	2003	2002	2001

	Millions of Euros
Term to Maturity
Up to 3 months	151	574	2,899
3 months to 1 year	9,341	4,228	2,535
1 to 5 years	16,843	15,986	15,427
Over 5 years	4,784	4,201	3,844

	31,119	24,989	24,705

               Other information

Of the assets included in the “Government Debt Securities — Fixed-Income Securities” and “Debentures and Other Fixed-Income Securities” captions (Note 8) and of the assets acquired under resale agreement, recorded under the “Due from Credit Institutions” (Note 6) and “Loans and Credits” (Note 7) captions, as of December 31, 2003, the Group had sold under repurchase agreement 69,992 euro million to the Bank of Spain and to other financial intermediaries and customers (public authorities, other resident sectors and nonresidents), and these amounts are recorded under the “Due to Credit institutions — Time or Notification Deposits” (Note 14) and “Customer Deposits” (Note 15) captions in the consolidated balance sheets (55,466 euro million and 57,852 euro million as of December 31, 2002 and 2001, respectively).

The average annual interest rate on Treasury bills in 2003 was 2.14% (3.67% in 2002 and 4.58% in 2001).

The “Other Listed Debt Securities Traded by the Book-Entry System” account includes debentures, bonds and government debt securities with an average annual interest rate of 4.10% in 2003 (5.05% in 2002 and 5.43% in 2001).

As of December 31, 2003, the nominal amount of government debt securities pledged to certain commitments of Group companies and third parties amounted to 267 euro million (600 euro million and 604 euro million as of December 31, 2002 and 2001, respectively).

               Security price fluctuation allowance

The variations in the balances of the “Security Price Fluctuation Allowance” account were as follows:

	2003	2002	2001

	Thousands of Euros
Balances at the beginning of the year	33	10,182	3,696
Net provision for the year:
Provision recorded	10,659	—	7,242
Allowance released	(33)	(10,143)	(192)

	10,626	(10,143)	7,050
Amount used in sales and writedowns and other variations	—	(6)	(564)

Balances at year-end	10,659	33	10,182

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

(6)  Due from credit institutions

The breakdown of the balances of this caption in the consolidated balance sheets, by type and term to maturity, is as follows:

	2003	2002	2001

	Thousands of Euros
By Type and Term to Maturity
Demand deposits:
Current accounts	103,734	105,816	215,667
Other accounts	1,599,804	3,043,095	5,396,981

	1,703,538	3,148,911	5,612,648

Other:
Deposits and other accounts at credit and financial institutions-
Up to 3 months	10,937,055	11,019,178	16,547,662
3 months to 1 year	2,888,295	3,881,831	3,230,730
1 to 5 years	554,824	509,223	733,377
Over 5 years	255,613	454,913	480,436

	14,635,787	15,865,145	20,992,205

Assets acquired under resale agreement (Note 5)-
Up to 3 months	20,111,660	19,922,699	15,011,743
3 months to 1 year	1,278,587	1,410,157	1,479,801

	21,390,247	21,332,856	16,491,544

	36,026,034	37,198,001	37,483,749

Less- Credit loss allowance (Note 1)	(111,735)	(90,522)	(107,107)

	35,914,299	37,107,479	37,376,642

	37,617,837	40,256,390	42,989,290

Of which: Euros	25,978,021	26,552,350	22,797,189

(7)  Loans and credits

               Breakdown

The detail, by borrower sector, of the balances of this caption is as follows:

	2003	2002	2001

	Thousands of Euros
Public authorities	5,487,358	4,897,118	4,249,672
Other resident borrowers	103,515,597	88,876,138	84,721,701
Nonresident borrowers:
European Union (except Spain)	31,474,111	30,152,730	26,718,312
USA and Puerto Rico	4,580,092	5,133,573	7,818,915
Other OECD countries	808,212	1,645,739	958,494
Latin America	30,732,555	35,856,602	52,724,911
Other countries	1,022,771	1,349,261	1,917,355

	68,617,741	74,137,905	90,137,987

	177,620,696	167,911,161	179,109,360

Less- Credit loss allowance (Note 1)	(5,116,683)	(4,938,204)	(5,287,314)

	172,504,013	162,972,957	173,822,046

Of which: Euros	136,488,788	120,882,376	108,944,400

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Term to maturity, loan type and status

The detail, by term to maturity and loan type and status, of the balances of this caption, disregarding the “Credit Loss Allowance” account balance, is as follows:

	2003	2002	2001

	Millions of Euros
By term to maturity:
Up to 3 months	34,132	34,871	46,058
3 months to 1 year	29,683	28,749	22,676
1 to 5 years	45,835	43,299	46,828
Over 5 years	67,971	60,992	63,547

	177,621	167,911	179,109

By loan type and status:
Financial bills	794	1,204	855
Secured loans	66,285	56,687	56,924
Spanish commercial bills	9,691	8,186	9,382
Other term loans	80,899	81,641	91,951
Assets acquired under resale agreement	2,913	3,091	2,730
Demand and other loans	6,180	6,733	6,334
Financial leases	7,582	6,669	7,039
Doubtful assets	3,277	3,700	3,894

	177,621	167,911	179,109

               Credit loss allowance

The variations in the balances of the “Credit Loss Allowance” account which, as indicated in Note 2-c, covers nonperforming and doubtful loans and country risk of the “Due from Credit Institutions” (Note 6), “Loans and Credits” and “Debentures and Other Fixed-Income Securities” captions (Note 8), were as follows:

	2003	2002	2001

	Thousands of Euros
Balances at the beginning of the year	5,164,278	5,582,874	5,650,470
Inclusion of companies in the Group	—	9,034	108
Net provision:
Period provision	2,440,209	2,883,132	3,137,289
Allowance released	(690,874)	(973,681)	(1,110,965)

	1,749,335	1,909,451	2,026,324

Nonperforming loans charged off against allowance	(1,071,085)	(1,473,374)	(2,027,047)
Exchange differences and other variations	(427,935)	(1,153,128)	(65,354)
Writeoffs and transfers between allowances	(197)	289,421	(1,627)

Balances at year-end (Note 1)	5,414,396	5,164,278	5,582,874

Of which:
Allowance for specific risks	2,648,260	2,970,725	3,061,442
General-purpose allowance	1,596,603	1,417,681	1,657,791
Country-risk allowance	399,358	318,468	342,936
Allowance for statistical coverage	770,175	457,404	520,705

The 357 euro million of written-off assets recovered in 2003 are presented as a reduction of the balance of the “Writeoffs and Credit Loss Provisions” caption in the consolidated statement of income. This caption also includes the direct writeoffs of loans classified as bad debts, which amounted to 104 euro million in 2003. Written-off assets recovered in 2002 and 2001 amounted to 394 euro million and 494 euro million, respectively, and direct writeoffs of loans classified as bad debts to 132 euro million and 53 euro million, respectively.

               Country risk

The allowance for possible losses that might arise in the realization of loans and credits, deposits placed with financial institutions (Note 6), fixed-income securities (Note 8) and guarantees provided, relating to public- and private-sector entities in problem debtor countries experiencing differing degrees of debt-servicing difficulty exceeded the minimum provision requirements under Bank of Spain regulations (Note 2-c).

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

As of December 31, 2003, the Group’s positions exposed to country risk (disregarding intercompany balances) amounted to approximately 500 euro million (400 euro million and 1,200 euro million as of December 31, 2002 and 2001, respectively).

(8)	Debentures and other fixed-income securities

               Breakdown

The breakdown, by listing status and classification, of the balances of this caption is as follows:

	2003	2002	2001

	Thousands of Euros
By listing status:
Listed	42,375,577	28,212,876	32,070,126
Unlisted	2,138,478	4,207,257	10,721,497

	44,514,055	32,420,133	42,791,623

By classification:
Trading portfolio	9,532,252	10,915,650	11,709,813
Available-for-sale portfolio	31,065,394	16,522,447	23,981,020
Held-to-maturity portfolio	3,916,409	4,982,036	7,100,790

	44,514,055	32,420,133	42,791,623

Less-
Credit loss allowance (Note 7)	(185,978)	(135,552)	(188,453)
Security price fluctuation allowance	(51,023)	(198,420)	(298,775)

	44,277,054	32,086,161	42,304,395

Of which: Euros	22,948,058	8,234,974	8,205,540

               Other information

As of December 31, 2003, 2002 and 2001, the market value of the available-for-sale and held-to-maturity portfolios did not differ materially from the acquisition cost, adjusted as indicated in Note 2-d).

The weighted average annual interest rate on the fixed-income securities portfolio as of December 31, 2003, was 6.2% (10.2% and 9.1% as of December 31, 2002 and 2001, respectively). The effect of discounting by the interest method the fixed-income securities whose interest rates are lower than the average cost of the Group’s borrowed funds is not material.

The balance as of December 31, 2003, of the “Public-Sector Issuers” account in the consolidated balance sheet includes 27,065 euro million relating to securities issued by nonresident public-sector entities (22,639 euro million and 31,991 euro million as of December 31, 2002 and 2001, respectively).

The variation in the balance of this caption as of December 31, 2003, with respect to December 31, 2002, was due basically to the acquisition of securities of European public-sector issuers, financed with short-term repos (Note 5).

18,646 euro million of the Group’s total fixed-income securities portfolio as of December 31, 2003, mature in 2004.

               Security price fluctuation allowance

The variations in the balances of the “Security Price Fluctuation Allowance” account were as follows:

	2003	2002	2001

	Thousands of Euros
Balances at the beginning of the year	198,420	298,775	313,079
Exclusion of companies from the Group	—	(3,832)	—
Net release in the year	(15,416)	(88,061)	(40,532)
Amount used in sales, writedowns and exchange differences and other variations	(131,981)	(8,462)	26,228

Balances at year-end	51,023	198,420	298,775

(9)   Common stocks and other equity securities

This caption includes basically the shares and securities representing holdings of less than 20% (less than 3% if listed) in the capital stock of companies which have no lasting

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

relationship with the Group and over which no significant influence is exercised (Note 2-e), and units in mutual funds.

               Breakdown

The detail, by classification and listing status, of the balances of this caption is as follows:

	2003	2002	2001

	Thousands of Euros
By classification:
Trading portfolio	2,420,864	1,316,080	1,876,817
Available-for-sale portfolio	7,643,258	6,550,672	5,931,094

	10,064,122	7,866,752	7,807,911

By listing status:
Listed	6,336,825	3,403,268	4,388,404
Unlisted	4,676,058	5,033,199	3,942,147

	11,012,883	8,436,467	8,330,551

Less- Security price fluctuation allowance	(948,761)	(569,715)	(522,640)

	10,064,122	7,866,752	7,807,911

Of which: Euros	8,227,350	5,866,594	4,406,927

               Variations

The variations in the balances of this caption, disregarding the security price fluctuation allowance, were as follows:

	2003	2002	2001

	Thousands of Euros
Balances at the beginning of the year	8,436,467	8,330,551	7,067,320
Net additions	461,736	846,200	1,154,094
Transfers from (to) “Investments in Non-Group Companies” (Note 10)	1,358,560	(136)	253,946
Of which:
San Paolo IMI	953,912	—	—
Commerzbank, Ag.	333,138	—	—
Transfers of goodwill from “Investments in Non-Group Companies” (Note 12)	518,784	—	—
Of which:
San Paolo IMI	439,571	—	—
Commerzbank, Ag.	72,375	—	—
Transfers from (to) “Investments in Group Companies” (Note 11)	—	2,630	(727)
Exchange differences and other variations	237,336	(742,778)	(144,082)

Balances at year-end	11,012,883	8,436,467	8,330,551

Following the issuance of the First-Time Application Standard of International Accounting Standards in 2003, as of December 31, 2003, after recording the annual goodwill amortization charge, the Group transferred the holdings (Note 10) of less than 20% which are not intended to be held at long term. The transfer was made at the cost previously recorded in the “Investments in Non-Group Companies” caption plus the related goodwill. The required security price fluctuation allowance is recorded if the market value after the transfer is lower than net cost.

               Security price fluctuation allowance

The variations in the balances of the “Security Price Fluctuation Allowance” account were as follows:

	2003	2002	2001

	Thousands of Euros
Balances at the beginning of the year	569,715	522,640	618,406
Net inclusion of companies in the Group	(1,026)	(1,866)	—
Net provision (release) in the year	309,192	206,499	(3,233)
Amount used in sales, writedowns and transfers and other variations	70,880	(157,558)	(92,533)

Balances at year-end	948,761	569,715	522,640

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Other information

               Vodafone Airtouch, plc. (Vodafone)

In 2001 the Group sold 44% of its investment in the capital stock of Vodafone, generating a gross gain of 1,713 euro million. In 2003, the Group sold 0.67% of its holding in Vodafone, at a gain of 369 euro million.

               Auna Operadores de Telecomunicaciones, S.A. (Auna)

Following the various corporate transactions that took place in 2001 and 2002, as of December 31, 2003 and 2002, the Group had a 23.49% holding in the capital stock of Auna, with an investment of 1,696 euro million.

As of December 31, 2003, the Group had entered into certain agreements which will enable it, if they were exercised, to increase its holding by a further 2.5%. These agreements were exercised in 2004.

               Notifications on share acquisitions

The notifications on share acquisitions and sales by the Bank in compliance with Article 86 of the Spanish Corporations Law and Article 53 of Securities Market Law 24/1998 are listed in Exhibit IV.

(10) Investments in non-Group companies

This caption reflects the ownership rights in the capital of associated companies, i.e. companies which, although not forming part of the Group, have a lasting relationship with the Group and are intended to contribute to its activity, and over which significant influence is exercised (Exhibit II).

               Breakdown

The breakdown, by company, of the balances of this caption (Note 3) in the consolidated balance sheets is as follows:

	2003	2002	2001

	Thousands of Euros
Royal Bank of Scotland	1,850,889	1,883,328	3,086,774
Cepsa	1,324,117	833,135	773,406
Unión Fenosa	772,618	692,929	463,975
Banque Commerciale du Maroc, S.A.	110,129	121,394	118,820
San Paolo IMI(*)	—	540,631	449,076
Commerzbank A.G.(*)	—	326,540	574,429
Sacyr-Vallehermoso(*)	—	58,569	264,968
Grupo Financiero Galicia, S.A.	—	30,142	74,087
Société Générale	—	—	237,310
Dragados y Construcciones, S.A.	—	—	295,470
Other companies	208,672	283,070	323,490

	4,266,425	4,769,738	6,661,805

Of which:
Euros	2,284,370	2,704,751	3,333,832
Listed	3,947,624	4,393,742	6,307,700

(*)	Transferred to “Common Stocks and Other Equity Securities”, as indicated in Note 9.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Variations

The variations in the balances of this caption were as follows:

	2003	2002	2001

	Thousands of Euros
Balances at the beginning of the year	4,769,738	6,661,805	7,719,700
Purchases and capital increases (Note 3)	1,112,430	528,105	422,043
Of which
San Paolo IMI	368,182	—	—
Cepsa	347,790	—	—
Royal Bank of Scotland	364,197	—	—
Sales and capital reductions (Note 3)	(394,051)	(2,153,580)	(1,939,412)
Transfers from/(to) “Common Stocks and Other Equity Securities” (Note 9)	(1,358,560)	136	(253,946)
Transfers from “Investments in Group Companies” (Note 11)	—	—	6,581
Effect of equity method accounting	298,629	243,625	466,363
Change of consolidation method	—	(2,104)	(18,253)
Exchange differences and other variations	(161,761)	(508,249)	258,729
Of which: Variations in reserves at associated companies (Note 21)	(1,837)	(243,289)	178,428

Balances at year-end	4,266,425	4,769,738	6,661,805

(11) Investments in Group companies

               Breakdown

This caption reflects the investments in Group companies which were not consolidated (Exhibit II) because their business activities are not directly related with those of the Group. The breakdown, by company, of the balances of this caption is as follows:

	2003	2002	2001

	Thousands of Euros
Inmobiliaria Urbis, S.A.	335,028	302,687	280,012
Santander Central Hispano Previsión, S.A. de Seguros y Reaseguros	159,087	143,702	4,381
Santander Central Hispano Seguros y Reaseguros, S.A.	98,933	62,460	110,833
Compañía Aseguradora Banesto Seguros, S.A.	56,580	50,729	45,388
La Unión Resinera Española, S.A.	46,477	53,963	50,431
Santander Seguros, S.A. (Brazil)	46,468	40,086	50,810
Seguros Santander Serfin, S.A. de C.V.	45,846	33,445	37,305
Totta Urbe, S.A.	—	104,577	100,531
B to B Factory Ventures, S.A.	—	40,000	80,632
Editel, S.L	—	27,601	45,485
AOL Spain, S.A.	—	—	123,736
Other companies	279,352	270,143	297,807

	1,067,771	1,129,393	1,227,351

Of which:
Euros	921,351	993,485	1,049,163
Listed	384,179	359,218	330,443

               Variations

The variations in the balances of this caption were as follows:

	2003	2002	2001

	Thousands of Euros
Balances at the beginning of the year	1,129,393	1,227,351	1,155,969
Inclusion of companies in the Group	—	12,928	—
Purchases and capital increases	117,582	137,633	249,576
Sales and capital reductions	(41,602)	(165,693)	(173,422)
Transfers to “Investments in Non-Group Companies” (Note 10)	—	—	(6,581)
Transfers (to) / from “Common Stocks and Other Equity Securities” (Note 9)	—	(2,630)	727
Effect of equity method accounting	108,634	36,273	55,515
Change of consolidation method	(132,577)	(23,939)	5,223
Exchange differences and other variations	(113,659)	(92,530)	(59,656)

Balances at year-end	1,067,771	1,129,393	1,227,351

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Other information

As of December 31, 2003, there were no significant capital increases in progress at any nonconsolidable subsidiary.

(12) Consolidation goodwill

               Breakdown

The breakdown, by company, of the balances of the “Consolidation Goodwill” caption (Note 3) is as follows:

	2003	2002	2001

	Thousands of Euros
Fully consolidated companies:
Totta Group (Portugal)	1,560,638	1,656,487	1,752,191
Banco Santander Chile (Note 3)	973,066	1,033,638	492,343
Grupo Financiero Santander Serfin (Mexico)	840,899	1,191,867	1,260,431
AKB (Note 3)	824,483	870,286	—
Grupo Meridional (Brazil)	710,985	754,395	797,735
Banesto	366,311	400,589	461,078
Banco de Venezuela	313,316	332,052	349,765
Banespa (Brazil)	—	1,770,590	2,360,175
Banco Río (Argentina)	—	508,261	244,979
Patagon Group	—	—	627,595
Other companies	475,934	451,999	446,419

	6,065,632	8,970,164	8,792,711

Companies accounted for by the equity method:
Cepsa	650,949	92,486	99,275
Royal Bank of Scotland	395,100	173,475	269,939
Unión Fenosa	261,632	280,557	97,256
San Paolo IMI (Notes 9 and 10)	—	299,704	210,366
Commerzbank Ag. (Notes 9 and 10)	—	77,375	104,841
Grupo Financiero Galicia, S.A. (Argentina)	—	37,992	37,996
Société Générale	—	—	95,916
Other companies	11,911	22,982	160,397

	1,319,592	984,571	1,075,986

	7,385,224	9,954,735	9,868,697

As of December 31, 2002 and 2001, the Group had recorded provisions (Notes 1 and 17) to cover the potential loss of value of certain of these assets. The goodwill of the Group units located in Argentina was written off in 2003 with a charge to the provisions previously recorded.

Based on the estimates, projections and assessments available to the Bank’s directors, the forecasted revenues attributable to the Group from these companies are at least equal to the amounts of the respective goodwill balances yet to be amortized in the related periods.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Variations

The variations in the balances of the “Consolidation Goodwill” caption were as follows:

	2003	2002	2001

	Thousands of Euros
Balances at the beginning of the year	9,954,735	9,868,697	11,632,782
Additions (Note 3)	1,367,919	2,420,892	557,997
Of which:
Cepsa	569,037	—	—
Royal Bank of Scotland	308,002	21,875	—
San Paolo IMI	160,715	104,630	—
Orígenes AFJP	101,819	—	—
Banco Santander Portugal	69,102	—	—
AKB	—	916,091	—
Banco Santiago (Banco Santander Chile)	—	595,806	—
Banco Río(*)	—	263,280	—
Banco Santander Colombia	—	240,114	—
Unión Fenosa	—	195,446	51,585
Banespa	—	612	345,931
Retirements due to sale	(401,231)	(976,238)	(449,130)
Of which:
Grupo Financiero Santander Serfin	(318,023)	—	—
Patagon Group	—	(617,503)	—
Royal Bank of Scotland	(69,446)	(103,876)	—
Société Générale	—	(95,126)	(285,379)
Amortization charged to specific allowances (Note 17)	(775,727)	—	—
Transfers from “Investments in Non-Group Companies” to “Common Stocks and Other Equity Securities” (Note 9)	(518,784)	—	—
Amortization charged to income	(2,241,688)	(1,358,616)	(1,872,952)
Of which: Additional to that calculated on a straight-line basis	(1,719,164)	(702,885)	(1,230,651)
Of which:
Banespa(**)	(1,703,835)	(400,571)	(1,230,651)
Banco Santander Colombia	(786)	(240,008)	—

Balances at year-end	7,385,224	9,954,735	9,868,697

(*)	Provisioned and amortized as indicated in Note 1.

(**)	For the purpose of fulfilling the commitment assumed by the Group before the acquisition of Banespa in 2000 to amortize the goodwill which arose from that acquisition over a maximum period of five years, and following the issuance of the First-Time Application Standard of International Accounting Standards in 2003, the goodwill of Banespa as of January 1, 2003, was written off in 2003 so that, in accordance with the principle of prudence, the opening balance sheet as of January 1, 2004, prepared in conformity with International Accounting Standards, to be included in the financial statements for the year ending December 31, 2005, enables the Group to fulfill the aforementioned commitment.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

(13) Property and equipment

               Variations

The variations in the “Property and Equipment” accounts and in the related accumulated depreciation were as follows:

	Land and		Furniture,
	Buildings for	Other	Fixtures
	Own Use	Property	and Other	Total

	Thousands of Euros
Revalued cost:
Balances at January 1, 2001	4,930,433	642,457	4,438,378	10,011,268
Additions due to new inclusions in the Group	38,771	6,383	2,825	47,979
Additions/ Retirements (net)	(274,134)	(118,291)	238,403	(154,022)

Balances at December 31, 2001	4,695,070	530,549	4,679,606	9,905,225

Additions and retirements (net) due to change in scope of consolidation	(73,130)	(34,739)	(4,556)	(112,425)
Additions/ Retirements (net)	(228,384)	(128,834)	130,517	(226,701)
Exchange differences	(683,374)	(78,103)	(257,521)	(1,018,998)

Balances at December 31, 2002	3,710,182	288,873	4,548,046	8,547,101

Additions and retirements (net) due to change in scope of consolidation	(13,044)	(380)	198	(13,226)
Additions/ Retirements (net)	(135,026)	18,614	(192,150)	(308,562)
Transfers	—	18,785	(18,785)	—
Exchange differences	(146,074)	(13,854)	(100,476)	(260,404)

Balances at December 31, 2003	3,416,038	312,038	4,236,833	7,964,909

Accumulated depreciation:
Balances at January 1, 2001	(886,878)	(31,138)	(2,387,749)	(3,305,765)
Additions due to new inclusions in the Group	(17,099)	18	(3,347)	(20,428)
Retirements	86,517	21,107	317,756	425,380
Provisions	(118,826)	(1,899)	(529,757)	(650,482)

Balances at December 31, 2001	(936,286)	(11,912)	(2,603,097)	(3,551,295)

Additions and retirements (net) due to change in scope of consolidation	21,161	—	8,994	30,155
Retirements	108,297	4,205	83,842	196,344
Provisions	(82,440)	(1,244)	(520,575)	(604,259)
Exchange differences	179,471	789	142,253	322,513

Balances at December 31, 2002	(709,797)	(8,162)	(2,888,583)	(3,606,542)

Additions and retirements (net) due to change in scope of consolidation	8,750	1,211	(617)	9,344
Retirements	41,678	1,554	559,694	602,926
Transfers	—	(18,785)	18,785	—
Provisions	(66,285)	(875)	(422,122)	(489,282)
Exchange differences	32,758	—	69,856	102,614

Balances at December 31, 2003	(692,896)	(25,057)	(2,662,987)	(3,380,940)

Property and equipment, net(*):
Balances at December 31, 2001	3,758,784	518,637	2,076,509	6,353,930

Balances at December 31, 2002	3,000,385	280,711	1,659,463	4,940,559

Balances at December 31, 2003	2,723,142	286,981	1,573,846	4,583,969

(*)	Of the total balances, approximately 1,613 euro million, 2,602 euro million and 2,804 euro million related to property and equipment abroad as of December 31, 2003, 2002 and 2001, respectively.

               Other property

The “Other Property” and “Furniture, Fixtures and Other” accounts include, among other items, the assets acquired through foreclosure on nonrecovered loans. These assets are recorded at foreclosure cost which in no case exceeds the book value of the loan, net of the provisions recorded as a result of comparison with their market value. The provisions amounted to 316 euro million as of December 31, 2003, and represented 57% of the recorded value (395 euro million and 563 euro million and 58% and 56% as of December 31, 2002 and 2001, respectively).

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

(14) Due to credit institutions

               Breakdown

The breakdown, by type and term to maturity, of the balances under this caption is as follows:

By Type and Term to Maturity	2003	2002	2001

	Thousands of Euros
Demand deposits:
Current accounts	12,821	28,712	120,256
Other accounts	1,747,580	3,920,819	2,705,432

	1,760,401	3,949,531	2,825,688

Time or notification deposits:
Bank of Spain credit account drawdowns-
Up to 3 months	915,473	1,000,022	1,116,524

Time deposits-
Up to 3 months	14,517,822	15,257,124	17,976,452
3 months to 1 year	6,361,743	6,689,929	7,047,786
1 to 5 years	6,612,704	3,053,691	3,171,012
Over 5 years	2,008,154	2,756,834	2,531,872

	29,500,423	27,757,578	30,727,122

Assets sold under repurchase agreement (Note 5)-
Up to 3 months	34,046,432	15,164,776	17,302,003
3 months to 1 year	8,862,729	1,770,672	1,391,103
1 to 5 years	494,854	1,178,140	170,201
Over 5 years	—	—	397,148

	43,404,015	18,113,588	19,260,455

	73,819,911	46,871,188	51,104,101

	75,580,312	50,820,719	53,929,789

Of which: Euros	57,387,612	30,530,819	25,374,334

As of December 31, 2003, the limit set by the Bank of Spain for the Bank and for the Banesto Group in the system of loans guaranteed by public-sector debt securities amounted to 1,988 euro million and 1,017 euro million, respectively (1,209 euro million and 1,214 euro million for the Bank and for the Banesto Group, respectively, as of December 31, 2002, and 1,683 euro million and 1,570 euro million for the Bank and for the Banesto Group, respectively, as of December 31, 2001).

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

(15) Customer deposits

               Breakdown

The breakdown, by geographical area and depositor sector, of the balances of this caption is as follows:

	2003	2002	2001

	Thousands of Euros
By geographical area:
Spain	91,799,908	96,602,048	92,810,916
Other EU countries	25,040,806	23,990,299	23,756,199
USA and Puerto Rico	6,342,920	7,530,507	8,306,588
Other OECD countries	255,490	353,469	437,783
Latin America	34,618,654	37,915,080	55,181,626
Other	1,277,794	1,424,353	1,034,180

	159,335,572	167,815,756	181,527,292

By sector:
Public authorities	9,225,949	12,126,084	14,466,854
Of which: Assets sold under repurchase agreement (Note 5)	3,934,274	9,829,694	12,395,466
Other residents-
Demand deposits	25,089,234	21,743,570	21,252,167
Savings deposits	17,823,421	16,057,659	15,472,402
Time deposits	18,640,052	21,326,541	19,155,872
Assets sold under repurchase agreement (Note 5)	16,348,466	19,194,664	15,928,311
Other deposits	17,734	109,686	82,585

	77,918,907	78,432,120	71,891,337

Nonresidents	72,190,716	77,257,552	95,169,101

	159,335,572	167,815,756	181,527,292

Of which: Euros	110,265,674	114,055,256	106,687,882

               Term to maturity

The detail, by term to maturity, of the balances of the “Savings Deposits — Time” and “Other Deposits — Time” captions in the consolidated balance sheets is as follows:

	2003	2002	2001

	Millions of Euros
Savings deposits — Time:
Up to 3 months	23,477	27,174	35,295
3 months to 1 year	10,982	14,740	10,571
1 to 5 years	10,321	9,657	5,493
Over 5 years	2,193	715	1,401

	46,973	52,286	52,760

Other deposits — Time:
Up to 3 months	32,157	44,047	47,507
3 months to 1 year	2,362	1,681	3,214
1 to 5 years	763	1,687	1,355
Over 5 years	158	61	73

	35,440	47,476	52,149

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

(16) Marketable debt securities

               Bonds and debentures

The breakdown, by currency and interest rate, of the balances of this caption is as follows:

				December 31, 2003
				Outstanding
				Amount in	Annual
				Currency	Interest
Issue Currency	2003	2002	2001	(Millions)	Rate (%)

	Thousands of Euros
Euros:
Fixed interest	13,869,207	7,364,425	3,415,549	—	4.4
Floating interest	9,184,697	5,145,509	5,709,449	—	2.3
U.S. dollars:
Fixed interest	444,324	1,429,024	2,422,252	561	5.3
Floating interest	1,071,447	1,419,888	3,124,495	1,353	1.3
Pounds sterling:
Fixed interest	326,334	661,029	706,656	230	7.9
Floating interest	1,274,121	1,380,477	1,561,221	898	4.0
Chilean pesos:
Fixed interest	2,016,908	2,442,948	3,487,374	1,509,435	6.3
Other currencies	651,854	654,029	802,158	—	—

Balances at year-end	28,838,892	20,497,329	21,229,154

               Variations

The variations in “Bonds and Debentures” accounts were as follows:

	2003	2002	2001

	Thousands of Euros
Balances at the beginning of the year	20,497,329	21,229,154	20,085,957
Net inclusion of companies in the Group	—	(319,342)	—
Issues	13,025,505	6,698,032	3,930,111
Of which:
Banco Santander Central Hispano, S.A.
Mortgage bonds March, August and December — Fixed	5,000,000	—	—
Provincial bonds June — Fixed	2,000,000	—	—
Mortgage bonds October — Fixed	—	3,000,000	—
Banesto
Mortgage bonds May — Fixed	1,500,000	—	—
Bonds October — Floating	2,000,000	—	—
Mortgage bonds March — Fixed	—	1,000,000	—
Santander Central Hispano International Ltd.
February — Floating	—	500,000	—
February — Floating	—	—	567,343
April — Floating	—	—	500,000
Redemptions	(4,227,694)	(4,620,244)	(3,104,884)
Of which:
Santander Central Hispano International Ltd. January 2003	(476,781)	—	—
August 2003	(500,000)	—	—
June 2003	(600,000)	—	—
October 2002	—	(500,000)	—
August 2002	—	(645,943)	—
March 2002	—	(1,000,000)	—
May 2001	—	—	(1,000,000)
Banco Rio
2002 Global Program(*)	(796,366)	—	—
Exchange differences	(456,248)	(2,490,271)	317,970

Balances at year-end	28,838,892	20,497,329	21,229,154

(*)	In accordance with the long-term debt restructuring program.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Maturity

The detail, by maturity, of the balance of this caption as of December 31, 2003, is as follows:

Millions of
Euros
Maturity
2004	5,216
2005	5,648
2006	1,886
2007	3,770
2008	3,052
Subsequent years	9,267

28,839

               Promissory notes and other securities

The detail, by term to maturity, of the balances of the “Promissory Notes and Other Securities” caption, relating to instruments issued basically by Banco Santander Central Hispano, S.A.; Santander Central Hispano International Ltd.; Santander Central Hispano Finance (Delaware), Inc.; Santander Consumer Finance, S.A.; Banca Serfin S.A.; Banco Santander Mexicano S.A.; and Banco Totta & Açores, S.A., is as follows:

	2003	2002	2001

	Thousands of Euros
Term to Maturity
Up to 3 months	9,160,396	6,887,054	14,882,899
3 months to 1 year	4,626,705	1,591,281	4,271,742
1 to 5 years	1,815,212	2,313,443	1,225,301

	15,602,313	10,791,778	20,379,942

Of which: Euros	9,242,409	6,010,792	5,683,417

(17) Provisions for contingencies and expenses

The breakdown of the balances of this caption in the consolidated balance sheets is as follows:

	2003	2002	2001

	Thousands of Euros
Pension allowance	8,935,148	8,839,081	9,021,366
Other provisions	3,792,529	5,008,669	7,895,923

Provisions for contingencies and expenses	12,727,677	13,847,750	16,917,289

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Variations

The detail of the variations in the balances of the “Provisions for Contingencies and Expenses” caption is as follows:

	2003	2002	2001

	Thousands of Euros
Balances at the beginning of the year	13,847,750	16,917,289	15,447,232
Net inclusion of companies in the Group	10,239	(1,129)	673
Provision charged to income	574,286	1,392,143	2,650,409
Salary commitments to employees who took early retirement at Spanish companies in the year (Note 2-j)	524,247	1,340,532	695,845
Insured in-house pension allowances — Companies in Spain (Note 2-j) —
Premiums paid to insurance companies	58,683	63,620	90,784
Variation in net level premium reserves of insurance companies	221,476	244,904	257,317
Externalized insurance policies and other variations	(5,260)	(90,843)	—
Payments to pensioners by insurance companies	(257,469)	(266,405)	(278,461)

	17,430	(48,724)	69,640

Payments to pensioners and to employees who took early retirement with a charge to in-house allowances (Note 2-j)	(759,492)	(774,902)	(726,461)
Insurance premiums paid (Note 2-j)	(58,683)	(63,620)	(91,770)
In-house pension allowances externalized and other variations	(29,830)	(316,243)	—
Allowance used	(1,069,332)	(1,300,820)	(335,653)
Of which: Goodwill (Note 12)	(775,727)	—	—
Transfers	(217,349)	(285,973)	(174,516)
Exchange differences and other variations	(111,589)	(3,010,803)	(618,110)

Balance at year-end	12,727,677	13,847,750	16,917,289

               Other provisions

The balances of the “Provisions for Contingencies and Expenses — Other Provisions” caption included the following items:

	2003	2002	2001

	Thousands of Euros
Credit loss allowance for off-balance-sheet risks	313,657	317,009	357,085
Of which: Country risk	5,568	17,964	14,004
Allowance for losses on financial futures transactions	498,789	520,446	399,986
Allowance for contingencies and commitments at operating units:
Recorded at Spanish companies	1,133,276	2,138,895	2,361,593
Of which: Relating to investments made in Argentina (Note 12)	436,893	1,356,278	1,287,434
Recorded at other companies	1,846,807	2,032,319	4,777,259
Of which: Banespa	722,322	944,286	3,088,842

	3,792,529	5,008,669	7,895,923

               Banespa

In accordance with the applicable Brazilian labour regulations, Banespa had recorded as of December 31, 2000, the pension allowances required for the commitments to certain employees, which amounted to approximately 4,000 million Brazilian reais.

Since 1987, the directors of Banespa, as advised by their tax advisers, treated these expenses as deductible expenses in calculating the Brazilian corporate income tax; however, in September 1999, the “Secretaria da Receita Federal” ruled that 2,867 million Brazilian reais of these expenses were not tax deductible. In October 1999, the Board of Directors of Banespa filed an appeal against this decision, paid the related deposit (1,450 million Brazilian reais) and recorded a provision of 2,600 million Brazilian reais for this contingency. This provision was recorded in 1999 with a charge to income, after recording the related deferred tax asset of 1,200 million Brazilian reais.

In 2002 the directors of Banespa availed themselves of “Medida Provisoria No 66” and paid 2,110 million Brazilian reais to terminate the proceeding. The company dissented from a further 103 million Brazilian reais relating to expenses and surcharges, and, accordingly, a judicial action for injunctive relief was initiated and a deposit was placed for this amount.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

(18) Subordinated debt

The detail, by currency and interest rate, of the balances of this caption is as follows:

				December 31, 2003
				Outstanding	Annual
				Amounts	Interest
				in Currency	Rate
Issue Currency	2003	2002	2001	(Millions)	(%)

	Thousands of Euros
Euros:
Fixed interest	2,116,071	2,650,248	2,550,070	—	6.4
Floating interest	3,232,588	2,838,370	2,127,704	—	4.5
U.S. dollars:
Fixed interest	3,671,249	4,399,523	5,431,010	4,637	7.4
Floating interest	1,403,800	1,690,664	1,898,309	1,773	1.7
Pounds sterling:
Fixed interest	283,769	307,447	657,567	200	6.7
Floating interest	283,769	307,447	—	200	6.7
Other currencies	229,842	256,529	331,331	—	—

Balances at year-end	11,221,088	12,450,228	12,995,991

               Variations

The variations in the balances of this caption were as follows:

	2003	2002	2001

	Thousands of Euros
Balances at the beginning of the year	12,450,228	12,995,991	10,729,941
Inclusion of companies in the Group	—	100,213	—
Issues	500,000	1,095,356	1,968,198
Of which:
Santander Central Hispano Issuances, Ltd. —
May 2012 — Floating	—	95,356	—
April 2012 — Floating	—	1,000,000	—
March 2011 at 6%	—	—	500,000
March 2011 — Floating	—	—	500,000
September 2011 — Floating	—	—	500,000
Banesto — September 2013 — Floating	500,000	—	—
Redemptions	(589,619)	(433,359)	(31,913)
Of which:
Santander Central Hispano Issuances, Ltd. —
December 1994	—	(215,505)	—
Santander Central Hispano Finance, B.V.	(300,378)	—	—
Exchange differences	(1,139,521)	(1,307,973)	329,765

Balances at year-end	11,221,088	12,450,228	12,995,991

               Other information

These issues are subordinated debt and, therefore, for credit seniority purposes they are junior to the claims of all general creditors of the issuers. The issues of Santander Central Hispano Issuances, Ltd. are guaranteed by the Bank or are secured by restricted deposits at the Bank.

               Maturity

The detail, by maturity, of the balance of this caption as of December 31, 2003, is as follows:

Millions
Maturity	of Euros
2004	481
2005	992
2006	910
2007	533
2008	194
Subsequent years	8,111

11,221

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

The interest on subordinated debt amounted to 679 euro million in 2003 (736 euro million in 2002 and 751 euro million in 2001).

(19) Minority interests

               Breakdown

The detail, by Group company, of the balances of the “Minority Interests” caption is as follows:

	2003	2002	2001

	Thousands of Euros
Preferred shares issued by:
BSCH Finance Ltd.	2,793,776	4,030,006	5,013,305
BCH Eurocapital, Ltd.	554,236	667,493	794,279
Santander Central Hispano Finance, S.A.U.	445,690	—	—
Pinto Totta International Finance, Ltd.	197,950	238,400	283,660
BCH Capital, Ltd.	182,107	219,319	374,449
Banesto Preferentes, S.A.	131,145	—	—
Totta & Açores Financing Limited	118,770	143,040	170,195
Banesto Holdings, Ltd.	61,200	76,285	90,777
BCH Internacional Puerto Rico Inc. and Banco Santander Puerto Rico	—	62,220	152,333

	4,484,874	5,436,763	6,878,998

Dividends paid	(314,461)	(400,665)	(500,258)

	4,170,413	5,036,098	6,378,740

Equity of minority interests:
Grupo Financiero Santander Serfin	375,249	25,933	28,584
Somaen Dos, S.L.	300,170	275,665	248,573
Banesto Group	277,793	295,636	28,380
Banco Santander Chile	133,856	103,325	53,286
Cartera Mobiliaria, S.A., S.I.M.	63,207	27,957	27,755
Brazil Group	37,080	36,207	26,258
Banco Santander Puerto Rico	32,130	45,295	63,984
Orígenes AFJP	11,653	23,193	37,780
Banco Río	3,218	3,235	152,873
Banco Santander Portugal	2,835	35,458	32,827
Banco Santiago	—	—	217,284
Other companies	31,913	128,708	137,006

	1,269,104	1,000,612	1,054,590

	5,439,517	6,036,710	7,433,330

               Preferred shares

These are noncumulative nonvoting shares. They were subscribed by third parties outside the Group and are fully or partially redeemable after five years, at the issuer’s discretion.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Variations

The variations in the balances of this caption were as follows:

	2003	2002	2001

	Thousands of Euros
Balances at the beginning of the year	6,575,173	8,273,936	9,132,710
Net inclusion of companies in the Group	(9,025)	1,211	3,300
Preferred shares:
Issue	581,145	—	—
Of which: Santander Central Hispano Finance, S.A.U.	450,000	—	—
Redemption	(1,151,246)	(890,220)	—
Of which: BSCH Finance Ltd.	(1,096,844)	(694,680)	—
Dividends paid	(314,461)	(400,665)	(500,258)
Exchange differences and other variations	(381,849)	(552,014)	238,896

	(1,266,411)	(1,842,899)	(261,362)

Variation in percentages of ownership (Note 3)	379,934	(60,178)	(1,007,921)
Dividends paid to minority interests	(112,597)	(181,551)	(192,967)
Variations in capital	(22,717)	29,850	(32,653)
Exchange differences and other variations	(104,840)	(183,659)	(207,777)

Balances at year-end	5,439,517	6,036,710	7,433,330

Net income for the year attributed to minority interests	621,187	538,463	840,606

	6,060,704	6,575,173	8,273,936

(20) Capital stock

The variations in the Bank’s capital stock were as follows:

	Capital Stock
	Number of	Par Value
	Shares	(Euros)
Number of shares and par value of the capital stock as of January 1, 2001	4,560,236,413	2,280,118,207
Capital increases:
For incentive plan	1,300,000	650,000
For placement among institutional investors	97,826,086	48,913,043

Number of shares and par value of the capital stock as of December 31, 2001	4,659,362,499	2,329,681,250

Capital increases:
For acquisition of AKB shares (Note 3)	109,040,444	54,520,222

Number of shares and par value of the capital stock as of December 31, 2002 and 2003	4,768,402,943	2,384,201,472

The Bank’s shares are listed on the computerized trading system of the Spanish stock exchanges and on the New York, Milan, Lisbon and Buenos Aires stock exchanges, and all of them have the same features and rights. As of December 31, 2003, the only shareholders with an ownership interest in the Bank’s capital stock of over 3% was Chase Nominees Limited (with a 5.25% holding).

               Other considerations

As of December 31, 2003, the additional capital stock authorized by the Shareholders’ Meeting of the Bank amounted to 1,492 euro million. The time periods that the Bank’s directors have to carry out capital increases up to this limit expire in June 2008.

On June 21, 2003, the Shareholders’ Meeting set the maximum number of Bank shares that the Bank and/or any Group subsidiary may acquire at 5% of the capital stock outstanding at any time.

Also, the aforementioned Shareholders’ Meeting authorized the Bank’s Board of Directors to issue fixed-income securities not convertible into equity up to a maximum amount of 18,000 euro million over a period of five years and fixed-income securities convertible into new shares and/or exchangeable for outstanding shares for up to 4,000 euro million over a five-year period, and empowered the Board of Directors to increase capital by the required amount to cater for the requests for conversion.

As of December 31, 2003, the shares of the following companies were listed on official stock markets: Banco Río de la Plata, S.A.; Banco de Venezuela, S.A.; Banco Santander Colombia, S.A.;

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Santander BankCorp (Puerto Rico); Grupo Financiero Santander Serfin, S.A. de C.V.; Banco Santander Chile; Cartera Mobiliaria, S.A., S.I.M.; Santander Chile Holding, S.A.; Inmuebles B de V 1985 C.A.; Banco do Estado de Sao Paulo, S.A.; Banesto; Portada S.A. and Banco Totta & Açores, S.A.

As of December 31, 2003, the capital increases in progress at Group companies and the additional capital authorized by their Shareholders’ Meetings were not material at Group level.

(21) Reserves

               Variations

The variations in the overall balances of reserves at the Group (see composition in Note 1) were as follows:

	2003	2002	2001

	Thousands of Euros
Balances at the beginning of the year	14,353,213	15,663,278	14,556,924
Prior year’s attributed income	2,247,177	2,486,303	2,258,141
Dividends paid on prior year’s income	(1,375,608)	(1,329,462)	(1,241,219)
Capital increases (Note 20)	—	1,045,480	864,985
Of which:
Additional paid-in capital	—	1,045,480	853,415
Voluntary reserves recorded early	—	—	11,570
Charge for early retirement of employees (Note 2-j)(*)	(327,342)	(839,923)	(449,780)
Sale of preemptive rights on Banesto shares (Note 3)(**)	—	271,805	—
Exchange differences	(8,584)	(2,666,942)	(527,310)
Variation in reserves at associated companies (Note 10)	(1,837)	(243,289)	178,428
Other variations, net	(63,792)	(34,037)	23,109

Balances at year-end (Note 1)	14,823,227	14,353,213	15,663,278

(*)	Based on the Group’s ownership interest in Banesto as of December 31, 2003, 2002 and 2001 (88.60%, 88.57% and 98.57%, respectively).

(**)	As a result of the sale of the preemptive rights on Banesto shares (Note 3), the additional paid-in capital which was applied proportionally to the amortization of the goodwill that arose subsequent to the tender offer launched by the Bank in 1998 was recorded under the “Reserves” caption in the consolidated balance sheet as of December 31, 2002.

               Additional paid-in capital, reserves and revaluation reserves

The breakdown of the balances of these captions, relating in full to the Bank, is as follows:

	2003	2002	2001

	Thousands of Euros
Restricted reserves:
Legal reserve	476,841	476,841	465,935
Reserves for treasury stock	139,271	132,462	146,701
Revaluation reserves Royal Decree-Law 7/1996	42,666	42,666	42,666
Unrestricted reserves:
Additional paid-in capital	8,720,722	8,979,735	8,651,004
Voluntary reserves and consolidation reserves attributed to the Bank	4,894,734	4,964,087	4,811,102
Of which: Voluntary reserves recorded early	2,318,175	3,284,856	3,408,113

Group reserves attributed to the Bank	14,274,234	14,595,791	14,117,408

Of which: Reserves recorded at the Bank	14,178,195	14,436,631	14,096,519

               Legal reserve

Under the revised Corporations Law, 10% of Spanish companies’ net income for each year must be transferred to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

               Reserves for treasury stock

Under the revised Corporations Law, a restricted reserve was recorded for an amount equal to the book value of the Bank shares owned by subsidiaries. This reserve will become unrestricted when the circumstances which gave rise to its mandatory recording cease to exist. Additionally, this reserve includes the outstanding balance of the loans granted by the Group that are secured by Bank shares.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Revaluation reserves Royal Decree-Law 7/1996

The balance of this account can be used, free of tax charges, to increase capital. From January 1, 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records.

If this balance were used in a manner other than as provided for in Royal Decree-Law 7/1996, it would be subject to tax.

               Additional paid-in capital

The revised Corporations Law expressly permits the use of the additional paid-in capital balance to increase capital of the entities at which it is recorded and establishes no specific restrictions as to its use.

               Early recording of voluntary reserves

As required by the Bank of Spain, the “Reserves” caption in the consolidated balance sheet as of December 31, 2003, includes “Voluntary Reserves Recorded Early”, of which approximately 2,314 euro million (3,277 euro million and 3,397 euro million as of December 31, 2002 and 2001, respectively) relate to the difference between the amount at which certain Bank shares were issued — in accordance with Article 159.1.c of the revised Spanish Corporations Law — for the acquisition of investments in the capital stock of other entities and the market value of the shares received in exchange, net of the equivalent reduction in the goodwill arising in the acquisitions. This amount increased initially the acquisition cost of the investments acquired.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Reserves and accumulated losses at consolidated companies

The breakdown, by company, of the balances of these captions, based on each company’s contribution to the Group (after considering the effect of consolidation adjustments), is as follows:

	2003	2002	2001

	Thousands of Euros
RESERVES AT CONSOLIDATED COMPANIES:
Fully consolidated companies:
Grupo Financiero Santander Serfin	937,895	712,570	221,112
Banespa	864,274	474,164	32,154
Banco Español de Crédito (Consolidated Group)	584,003	461,160	285,877
Banco Santander, Chile (Consolidated Group)	344,981	539,054	151,894
Banco Santander Puerto Rico.	228,591	263,573	284,005
Santander Central Hispano Investment, S.A.	219,908	217,947	180,592
Banco Totta & Açores, S.A.	183,736	120,319	37,780
Banco de Venezuela, S.A.C.A. (Consolidated Group)	95,905	127,723	75,187
Santander Central Hispano Gestión, S.A., S.G.I.I.C.	49,241	79,046	95,675
Other companies	487,802	22,294	387,927

	3,996,336	3,017,850	1,752,203

Companies accounted for by the equity method:
Royal Bank of Scotland	607,443	534,672	462,689
Cepsa	161,823	110,013	81,810
Unión Fenosa	123,895	71,150	130,516
San Paolo IMI (Notes 9 and 10)	—	106,076	22,592
Sacyr-Vallehermoso (Notes 9 and 10)	—	76,739	50,623
Société Générale	—	—	169,738
Commerzbank, A.G.	—	—	144,904
Other companies	281,311	276,101	257,924

	1,174,472	1,174,751	1,320,796

Total reserves at consolidated companies	5,170,808	4,192,601	3,072,999

Of which: Restricted reserves	354,249	307,899	479,918

ACCUMULATED LOSSES AT CONSOLIDATED COMPANIES:
Fully consolidated companies:
Santander Central Hispano Investment Securities Inc.	179,864	159,671	133,431
Patagon Bank, S.A. (formerly, Open Bank)	129,173	123,099	111,957
Santander Investment Bank, Ltd.	116,537	104,274	46,284
Patagon Euro, S.L.	101,904	157,135	—
Banco Santander Colombia (Consolidated Group)	98,832	68,914	69,741
Gessinest Consulting, S.A.	75,188	30,629	2,110
Santander Merchant Bank, Ltd.	69,753	41,764	71,977
Capital Riesgo Global, S.C.R.	44,874	24,898	11,582
Santander Consumer Finance, S.A.	19,284	78,995	57,565
Santander Financial Products, Ltd.	12,204	31,203	37,281
Other companies	379,038	226,009	375,836

	1,226,651	1,046,591	917,764

Companies accounted for by the equity method	140,863	142,871	30,592

Translation differences(*)	3,254,301	3,245,717	578,773

Of which:
Translation differences due to devaluation in Argentina	974,828	981,597	505,379

Total accumulated losses at consolidated companies	4,621,815	4,435,179	1,527,129

Net balance	548,993	(242,578)	1,545,870

(*)	Of which 1,563 euro million and 1,602 euro million as of December 31, 2003 and 2002, related to the fluctuation of the Brazilian real.

(22) Tax matters

               Consolidated Tax Group

In accordance with current regulations, the Consolidated Tax Group includes Banco Santander Central Hispano, S.A. (as the parent company) and the Spanish subsidiaries that meet the requirements stipulated in the regulations on taxation of the consolidated net income of corporate groups (as the controlled companies).

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

The other Group banks and companies file individual tax returns in accordance with the tax regulations applicable in the respective countries.

               Years open for tax audit

The years open for tax audit in the Consolidated Tax Group as of December 31, 2003, were 1999, 2000, 2001, 2002 and 2003 for the main taxes applicable to it. Also, the Consolidated Tax Group whose parent bank was the former Banco Central Hispanoamericano, S.A. has 1999 open for inspection.

The other Spanish consolidated entities generally have the last four years open for review by the tax inspection authorities with respect to the main taxes applicable to them, except in the case of those companies for which the statute of limitations has been interrupted due to tax audits.

In 2003 there were no significant developments in the matters being contested at the different instances of the tax disputes pending resolution as of December 31, 2002.

In 2001 tax assessments were received relating to the Consolidated Tax Group headed by the former Banco Central Hispanoamericano for corporate income tax from 1993 to 1995, VAT from 1992 to 1997 and withholdings for 1996 and 1997; the amounts that were contested totaled 59,572 euro thousand. This amount relates mainly to corporate income tax timing differences. Also, it should be noted that in practically all cases the field tax inspector considered that the taxpayer’s behavior was not a tax infringement, and, accordingly, no penalty was imposed. In 2002 tax assessments were received relating to 1996, 1997 and 1998 for a total amount of 48 euro million, of which 39 euro million were contested. In 2003 tax assessments were received relating to 1998, 1999 and 2000 for a total amount of 3.4 euro million, of which 3.2 euro million were contested.

The Bank’s directors consider that the liabilities, if any, which might arise as a result of these claims would not have a material effect on the 2003 consolidated statement of income.

Because of the possible different interpretations which can be made of the tax regulations, the outcome of future reviews of the open years by the tax authorities might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Bank’s tax advisers consider it unlikely that such contingent liabilities or the contingent liabilities relating to the inspectors’ assessments referred to above will become actual liabilities, and that in any event the tax charge which might arise therefrom would not materially affect the consolidated financial statements of the Group.

Since 1992 the Madrid Central Court number 3 has kept open preliminary proceedings to determine the liabilities which might arise in connection with certain credit assignment transactions carried out by Banco Santander, S.A. from 1987 through 1989. The Bank and its internal and external advisers consider that the result of this litigation will finally be in its favour and that no additional specific provision is required. The dismissal order by the aforementioned Court on July 16, 1996, represented a very considerable step towards achieving this aim, and the government lawyer (representing the tax authorities) and the Public Prosecutor’s Office have also applied repeatedly to have the case against the Bank and its management dismissed and removed from the docket. On June 27, 2002 a decision was rendered turning the aforementioned preliminary proceedings into a criminal proceeding under Article 757 of the Spanish Criminal Procedure Law. The decision was appealed against by the Public Prosecutor’s Office and by the Bank and its management.

On June 23, 2003, Panel Two of the Criminal Chamber of the National Appellate Court partially upheld these appeals, expressly recognizing that the marketing of the assignments of naked credit ownership had been entirely lawful, and reducing the number of transactions under scrutiny in the proceeding and with respect to which the Bank’s possible involvement is still being alleged from 138 to 38 (in general, the government lawyer and the Public Prosecutor’s Office also applied to have the case dismissed and removed from the docket on the ground that no offense had been committed). Based on this decision of the Criminal Chamber, and together with the prosecutions brought by citizens, the government lawyer and the Public Prosecutor’s Office will have to again make a decision assessing the investigated facts and on any application for dismissal of the case. On January 16, 2004, the Public Prosecutor’s Office reiterated its application to have the case dismissed. However, the proceeding remains open.

In any event, following its traditional prudent criteria, the Group has recorded reasonable provisions to cover any contingencies which might arise from the above-mentioned situations.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Reconciliation

The reconciliation of the corporate income tax expense calculated at the standard rate to the recorded corporate income tax expense is as follows:

	2003	2002	2001

	Thousands of Euros
Corporate income tax at the standard rate of 35%	1,435,504	1,228,062	1,483,057
Permanent differences:
Amounts arising from consolidation(*)	(558,748)	(499,646)	(598,682)
Tax credits and elimination of double taxation of dividends	(34,678)	(18,830)	(18,598)
Effect of allocation of the Group’s share in income of companies accounted for by the equity method	27,356	13,523	44,619

	(566,070)	(504,953)	(572,661)

“Corporate Income Tax” and “Other Taxes”, per consolidated statements of income	869,434	723,109	910,396

(*)	Including the net tax effect of all the consolidation adjustments treated as permanent differences by the Group, which relate mainly to writedowns, and the differences arising from the different tax rates in Spain and in other countries.

The Bank and certain of the other Spanish consolidated companies have availed themselves of the tax credits available under corporate income tax legislation. Although the 2003 corporate income tax return has not yet been filed, the provision for 2003 corporate income tax shown in the consolidated balance sheet as of December 31, 2003, and the consolidated statement of income for the year then ended is net of the related investment, dividend double taxation and international double taxation tax credits recorded in the balance of “Permanent Differences” in the foregoing reconciliation.

               Other assets and other liabilities

The balance of the “Other Assets” caption in the consolidated balance sheets includes debit balances with the tax authorities relating to deferred tax assets. The balance of the “Other Liabilities” caption includes the liability for the various deferred taxes of the Group and the tax collection accounts.

The detail of the two balances is as follows:

	2003	2002	2001

	Thousands of Euros
Other Assets — Deferred tax assets	3,995,055	4,418,761	4,639,242
Of which:
Banespa	1,132,264	1,200,239	1,889,384
Early retirements in 1999	213,282	258,591	304,948
Early retirements in 2000	171,720	205,676	241,613
Early retirements in 2001 (Note 2-j)	187,210	216,205	243,547
Early retirements in 2002 (Note 2-j)	427,629	484,101	—
Early retirements in 2003 (Note 2-j)	188,427	—	—
Writedowns inherent to the merger	49,594	54,112	62,776
Other Liabilities — Tax collection accounts and deferred tax liabilities	2,259,705	2,587,226	2,666,120
Of which:
Tax collection accounts	1,387,294	1,959,378	1,943,481
Deferred tax on merger surpluses	87,368	105,390	110,436

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

(23)	Memorandum accounts, futures transactions and off-balance-sheet funds under management

               Memorandum accounts

The “Memorandum Accounts” caption includes the following commitments and contingent liabilities of the Group that arose in the normal course of its operations:

	2003	2002	2001

	Thousands of Euros
Contingent liabilities:
Rediscounts, endorsements and acceptances	26,720	45,087	93,505
Assets assigned to sundry obligations	81,160	185,620	258,117
Guarantees and other sureties	27,273,863	23,862,776	26,101,265
Other contingent liabilities	3,372,446	3,609,177	4,900,196

	30,754,189	27,702,660	31,353,083

Commitments:
Sales with repurchase option	512,698	466,644	18,199
Balances drawable by third parties
Credit institutions	943,456	1,047,363	1,596,114
Public authorities	2,569,614	2,246,066	2,708,750
Other sectors	45,099,247	45,810,366	45,315,994
Other commitments	5,385,641	5,206,970	4,613,970

	54,510,656	54,777,409	54,253,027

	85,264,845	82,480,069	85,606,110

               Futures transactions

The detail, by term to maturity, of the notional and/or contractual amounts of each type of futures transactions arranged by the Group as of December 31, 2003, is as follows:

	Up to	1 to 5	5 to 10	Over
	1 Year	Years	Years	10 Years	Total

	Millions of Euros
Unmatured foreign currency purchase and sale transactions:	53,697	1,811	832	—	56,340
Purchases of foreign currencies against euros	17,440	226	381	—	18,047
Purchases of foreign currencies against foreign currencies	26,776	1,295	42	—	28,113
Sales of foreign currencies against euros	9,481	290	409	—	10,180

Financial asset purchase and sale transactions(*) :	2,478	8,196	140	127	10,941
Purchases	1,480	1,699	42	95	3,316
Sales	998	6,497	98	32	7,625

Securities and interest rate futures(*):	81,077	80,261	489	—	161,827
Purchased	32,534	79,832	206	—	112,572
Sold	48,543	429	283	—	49,255

Options on securities(*):	8,632	38,675	1,218	—	48,525
Purchased	6,010	10,514	178	—	16,702
Written	2,622	28,161	1,040	—	31,823

Options on interest rates(*):	8,282	38,315	11,098	3,168	60,863
Purchased	1,032	17,220	5,120	1,036	24,408
Written	7,250	21,095	5,978	2,132	36,455

Options on foreign currencies:	7,342	402	—	—	7,744
Purchased	3,617	197	—	—	3,814
Written	3,725	205	—	—	3,930

Other interest rate transactions:	108,142	127,902	49,116	21,816	306,976
Forward rate agreements (FRAs)	17,609	664	—	—	18,273
Interest rate swaps (IRSs)	89,457	126,856	48,686	21,029	286,028
Other	1,076	382	430	787	2,675

Commodity futures transactions	1	—	—	—	1

Total	269,651	295,562	62,893	25,111	653,217

(*)	Based on the term of the underlying asset.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Other information

The aforementioned notional and/or contractual amounts of these transactions do not necessarily reflect the actual risk assumed by the Group, since the net position in these financial instruments is the result of offset and/or combination thereof. This net position is used by the Group basically to hedge the interest rate risk, the price of the underlying asset or the currency risk, the resulting gains or losses on which are included under the “Gains (Losses) on Financial Transactions” caption in the consolidated statements of income and, where appropriate, as an increase in, or offset of, the results on the investments for which these hedging contracts were arranged (Note 25).

               Off-balance-sheet funds under management

The detail of the off-balance-sheet funds under management by the Group is as follows:

	2003	2002	2001

	Millions of Euros
Mutual funds	80,502	68,140	68,535
Pension funds	19,495	17,513	18,842
Assets under management	8,906	7,685	7,870

	108,903	93,338	95,247

(24) Transactions with nonconsolidable Group companies and with associated companies

The detail of the Group’s main balances with nonconsolidable companies controlled by it and with associated companies as of December 31 of each year, and of the impact of the transactions with them on the statements of income, is as follows:

	2003	2002	2001

	Thousands of Euros
ASSETS:
Due from credit institutions	103,734	54,982	1,319,642
Debentures and other fixed-income securities	—	18,794	122,450
Loans and credits	1,445,472	1,364,470	1,476,669
Common stocks and other equity securities	—	—	51,062

	1,549,206	1,438,246	2,969,823

LIABILITIES:
Due to credit institutions	123,039	414,493	664,725
Customer deposits	960,830	1,266,467	899,992

	1,083,869	1,680,960	1,564,717

STATEMENT OF INCOME:
Debit-
Interest expense	26,305	45,221	61,688
Fees paid	2,211	904	24,040

	28,516	46,125	85,728

Credit-
Interest income	48,138	47,750	146,449
Gains on financial transactions	16,610	8,262	7,987
Fees collected	115,632	62,422	34,528

	180,380	118,434	188,964

MEMORANDUM ACCOUNTS:
Contingent liabilities	1,017,854	369,891	1,294,640
Commitments	551,395	454,270	449,990

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

(25) Statement of income disclosures

Following is certain relevant information in connection with the consolidated statements of income:

a)    Geographical breakdown

The geographical breakdown of the balances of the main captions composing the Group’s revenues, by country of location of the Group companies giving rise to them, is as follows:

	2003	2002	2001

	Thousands of Euros
Interest income:
Spain	7,293,968	7,827,262	8,714,243
Other European countries	2,993,831	3,206,615	2,986,892
America	6,915,914	11,668,863	16,407,799
Other	27	8,598	7,825

	17,203,740	22,711,338	28,116,759

Gains (losses) on equity securities portfolio:
Spain	367,779	405,248	438,474
Other European countries	39,566	33,669	34,642
America	34,148	34,248	75,235
Other	—	7	54

	441,493	473,172	548,405

Fees collected:
Spain	2,596,745	2,356,885	2,267,468
Other European countries	666,170	676,782	526,979
America	1,835,435	2,112,809	2,739,948
Other	529	610	788

	5,098,879	5,147,086	5,535,183

Gains (Losses) on financial transactions:
Spain	435,145	314,166	390,429
Other European countries	85,499	61,568	71,683
America	478,147	(20,627)	220,818
Other	22	1,143	2,212

	998,813	356,250	685,142

Other operating income:
Spain	47,613	89,960	64,134
Other European countries	2,734	4,388	5,379
America	25,113	34,082	49,181
Other	—	1	6

	75,460	128,431	118,700

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

b)    Breakdown by type of transaction

The detail, by type of transaction, of certain captions in the consolidated statements of income is as follows:

	2003	2002	2001

	Thousands of Euros
Interest income:
Bank of Spain and other central banks	296,106	335,567	262,588
Due from credit institutions	1,377,807	2,009,926	3,171,114
Fixed-income securities	3,413,601	5,081,124	5,318,056
Loans and credits	10,337,062	12,911,012	16,307,418
Revenues related to insurance contracts (Note 2-j)	220,333	241,929	264,842
Other revenues	1,558,831	2,131,780	2,792,741

	17,203,740	22,711,338	28,116,759

Interest expense:
Bank of Spain	188,026	441,151	344,650
Due to credit institutions	1,780,376	2,182,298	3,689,637
Deposits	4,315,601	6,208,584	8,112,906
Debt securities and subordinated debt	2,020,264	2,379,629	3,459,816
Cost allocable to the recorded pension allowance (Note 2-j)	554,012	597,211	713,930
Other interest	828,617	2,016,982	2,087,461

	9,686,896	13,825,855	18,408,400

Fees collected:
Contingent liabilities	226,988	212,346	219,754
Collection and payment services	1,974,861	2,100,042	2,182,263
Securities services	1,899,780	1,852,472	2,170,369
Other transactions	997,250	982,226	962,797

	5,098,879	5,147,086	5,535,183

Fees paid:
Asset and liability transactions	220,785	161,691	225,265
Fees assigned	456,258	460,540	457,659
Other fees	251,274	235,571	230,524

	928,317	857,802	913,448

Gains (Losses) on financial transactions(*):
Fixed-income securities	392,101	(340,647)	236,192
Equity securities	432,008	(150,908)	(111,560)
Exchange differences	166,194	417,017	(225,890)
Derivatives	8,510	430,788	786,400

	998,813	356,250	685,142

(*)	The balance of these captions in the consolidated statements of income includes the net gains (losses) on trading transactions (Note 2-l). To properly interpret these amounts, it must be borne in mind that, in the case of hedging transactions, gains or losses on exchange differences and derivatives are symmetrical to those recorded under the “Gains (Losses) on Financial Transactions — Fixed-Income Securities” and “Gains (Losses) on Financial Transactions — Equity Securities” captions in the foregoing detail.

c)    General administrative expenses

The detail of the balances of this caption in the consolidated statements of income is as follows:

	2003	2002	2001

	Thousands of Euros
Personnel expenses	4,049,372	4,521,718	5,258,297
Other administrative expenses	2,428,325	2,800,333	3,142,686

General administrative expenses	6,477,697	7,322,051	8,400,983

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Personnel expenses

The detail of the balances of this caption in the consolidated statements of income is as follows:

	2003	2002	2001

	Thousands of Euros
Wages and salaries	2,959,515	3,208,776	3,794,237
Social security costs	546,541	609,394	678,194
Period provision to in-house pension allowances (Note 2-j)	49,227	91,025	91,474
Contributions to external pension funds (Note 2-j)	47,376	39,029	71,436

	96,603	130,054	162,910

Other expenses	446,713	573,494	622,956

	4,049,372	4,521,718	5,258,297

The average number of employees at the Group, by professional category, was as follows:

Number of Employees	2003	2002	2001
Senior management	117	123	166
Other line personnel	26,383	26,230	27,996
Clerical staff	8,379	9,433	12,219
General services	89	101	137

	34,968	35,887	40,518

Staff of banks and companies abroad	68,070	68,291	74,186
Staff of Spanish and foreign nonbanking companies	920	982	1,253

	103,958	105,160	115,957

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Compensation systems based on the delivery of Bank shares

In recent years, the Bank has put in place compensation systems linked to the market performance of the Bank’s shares based on the achievement of certain objectives as shown below:

               Stock option plans

						Date of	Date of
		Euros				Commencement	Expiration
	Number of	Exercise	Year	Qualifying	Number	of Exercise	of Exercise
	Shares	Price	Granted	Group	of People	Period	Period
Plans in force at January 1, 2001	42,374,493	7.63

Options exercised	(6,349,370)	1.88

Plans in force at December 31, 2001	36,025,123	8.64

Options granted	2,895,000	9.41
Of which:
European branches plan	2,895,000	9.41
Options exercised	(4,637,240)	4.15
Of which:
Plan Four	(1,558,100)	7.84
Managers Plan 1999	(3,000,700)	2.29
Additional Managers Plan 1999	(78,440)	2.41
Options canceled	(6,974,580)	—

Plans in force at December 31, 2002	27,308,303	9.32

Options granted	1,410,000	6.55
Of which:
European branches plan	1,410,000	6.55 (*)
Options exercised	(965,087)	2.29
Of which
Managers Plan 99	(678,325)	2.29
Young Executives Plan	(262,250)	2.29
Additional Managers Plan 99	(24,512)	8.41

Options cancelled	(2,013,250)	—

Plans in force at December 31, 2003	25,739,966	9.38

Of which
Plan Four	264,000	7.84	1998	Managers	6	01/09/03	12/30/05
Managers Plan 99	1,313,999	2.29	1999	Managers	243	12/31/01	12/30/04
Additional Managers Plan 99	59,967	2.41	2000	Managers	14	04/01/02	12/30/04
Investment Bank Plan	4,503,750	10.25	2000	Managers	56	06/16/03	06/15/05
Young Executives Plan	926,250	2.29	2000	Managers	319	07/01/03	06/30/05
Managers Plan 2000	14,367,000	10.55	2000	Managers	1,039	12/30/03	12/29/05
European branches plan	4,305,000	8.51	2002 and	Managers	29	07/01/04	07/15/05
			2003			and 07/01/05

(*)	The average exercise price ranges from 5.65 euro to 10.56 euro per share.

The difference between the market value of the shares and the exercise price of the options is recorded as an expense under the “General Administrative Expenses — Personnel Expenses” caption in the period from the date of grant of the plans and the date of commencement of the exercise period.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Other administrative expenses

The detail of the balances of this caption in the consolidated statements of income is as follows:

	2003	2002	2001

	Thousands of Euros
Technology and systems	454,717	520,893	546,410
Communications	230,345	316,230	347,199
Advertising	211,446	266,002	340,071
Buildings, fixtures and office supplies	511,438	576,879	670,261
Taxes other than income tax	146,782	199,762	203,635
Experts’ reports	178,389	190,202	232,429
Per diems and travel expenses	136,573	146,080	170,339
Surveillance and cash courier services	135,440	162,001	202,078
Insurance premiums	29,786	36,908	25,520
Other expenses	393,409	385,376	404,744

	2,428,325	2,800,333	3,142,686

Included in the “Experts’ Reports” balance are the annual audit fees paid by the Group companies (see Exhibits I, II and III) to their respective auditors, which amounted to 11.9 euro million, 13.1 euro million and 13.2 euro million in 2003, 2002 and 2001, respectively.

The detail of the 2003 and 2002 expenses is as follows:

	2003	2002

	Millions of Euros
Annual company audits performed by firms belonging to the Deloitte worldwide organization	8.9	9.1
Other reports required by legal and tax regulations emanating from different national supervisory organizations in the countries in which the Group operates and examined by firms in the Deloitte worldwide organization	2.2	2.9
Fees for audits performed by other firms	0.8	1.1

	11.9	13.1

Also, in 2003 the various Group companies engaged other services, the detail being as follows:

1.	Services provided by firms in the Deloitte worldwide organization: 4.7 euro million (5.4 euro million in 2002).

The services from our auditors meet the independence requirements stipulated by Law 44/2002 on Financial System Reform Measures and by the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (“SEC”); accordingly, they do not include the provision of services which are incompatible with the audit function.

2.	Services provided by other audit firms: 4.4 euro million (5.7 euro million in 2002).

d)    Extraordinary income / Extraordinary loss

The net credit balance (669 euro million) of these captions in the consolidated statement of income for the year ended December 31, 2003, includes the gains or losses on disposal of property and equipment and long-term investments (net income of euro 696 million and net loss of 93 euro million); the collection of interest on doubtful and nonperforming loans earned in prior years (92 euro million); monetary adjustments (Note 2-b); provisions to pension allowances (Note 2-j); and other net income of 103 euro million.

The net debit balance (339 euro million) of these captions in the consolidated statement of income for the year ended December 31, 2002, includes the gains or losses on disposal of property and equipment and long-term investments (net income of 443 euro million and net loss of 122 euro million); the collection of interest on doubtful and nonperforming loans earned in prior years (76 euro million); monetary adjustments (Note 2-b); provisions to pension allowances (Note 2-j); and other net losses of 315 euro million, resulting mainly from the impact of writedowns of technology and other companies and of businesses located outside Spain (including, among others, those indicated in Note 1 relating to Argentina).

The net credit balance (61 euro million) of these captions in the consolidated statement of income for the year ended December 31, 2001, includes the gains or losses on disposal of property and equipment and long-term investments (net income of 2,080 euro million — including the income obtained from the sale of Vodafone — and net loss of 142 euro million); the collection of interest on doubtful and nonperforming loans earned in prior years (56 euro million); monetary adjustments (Note 2-b); provisions to pension allowances (Note 2-j); and

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

other results of 1,696 euro million, including most notably the recording of the special allowance for Argentina (Note 1).

(26) Statements of changes in financial position

The consolidated statements of changes in financial position are as follows:

	2003	2002	2001

	Thousands of Euros
SOURCE OF FUNDS:
From operations —
Income for the year	3,232,006	2,785,640	3,326,909
Depreciation and amortization	3,004,482	2,248,448	2,860,271
Net provisions to allowances for diminution in asset value and to other allowances	2,542,276	3,428,511	4,646,053
Income of companies accounted for by the equity method, net of dividends	(407,263)	(279,898)	(521,878)
Direct writedown of assets	103,839	132,395	53,298
Losses on the sale of treasury stock, equity investments and fixed assets	115,723	973,395	151,961
Gains on the sale of treasury stock, equity investments and fixed assets	(1,300,209)	(2,302,236)	(1,336,867)

	7,290,854	6,986,255	9,179,747

Capital increase with additional paid-in capital	—	1,100,000	902,977
Net sale of treasury stock	34,457	—	29,167
Subordinated debt securities issued	500,000	1,195,569	2,297,963
Lending less financing at Bank of Spain and credit institutions	24,084,458	2,520,369	—
Loans and credits(*)	—	9,087,650	—
Fixed-income securities(*)	—	10,022,835	2,348,046
Customer deposits	—	—	11,972,816
Bond and debenture issues	13,025,505	6,698,032	3,930,111
Promissory notes and other securities	4,354,287	—	6,617,959
Preferred share issues	581,145	—	—
Sale of investments in Group and associated companies	1,761,549	4,884,437	3,604,731
Sale of property and equipment and intangible assets	845,411	1,754,111	629,836

Total funds obtained	52,477,666	44,249,258	41,513,353

APPLICATION OF FUNDS:
Dividends	739,102	727,782	685,380
Subordinated debt securities redeemed	1,729,140	1,741,332	31,913
Lending less financing at Bank of Spain and credit institutions	—	—	22,064,658
Net purchase of treasury stock	—	10,210	—
Loans and credits	17,806,128	—	6,439,474
Fixed-income securities	11,757,298	—	—
Short-term equity securities	748,781	262,846	1,102,544
Customer deposits(*)	8,480,184	13,711,536	—
Redemption of bonds and debentures	4,227,694	4,939,586	3,104,884
Promissory notes and other securities	—	12,078,435	—
Purchase of investments in Group and associated companies	2,219,770	3,079,360	1,238,696
Purchase of property and equipment and intangible assets	980,416	985,510	1,386,973
Other minority interests	557,078	1,285,958	1,699,380
Redemption of preferred shares	1,151,246	890,220	—
Other asset items less liability items(*)	2,080,829	4,536,483	3,759,451

Total funds applied	52,477,666	44,249,258	41,513,353

(*)	In 2002 these items were significantly affected by the net worth impact arising from the depreciation of certain Latin- American currencies.

(27) Subsequent events

The noteworthy events from January 1, 2004, to the date of preparation of the consolidated financial statements, other than those disclosed in other Notes, were that the Group sold 3.72% of its holding in Shinsei Bank, at a gain of approximately 109 euro million.

The Group also acquired all the shares of “Polskie Towarzystwo Finansowe”, a Polish consumer finance company, for 33 euro million.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

(28) Explanation added for translation to English

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Exhibits to the Banco Santander financial information for the three financial years ended 31 December 2003

Exhibit I

Consolidated companies composing the Santander Group(+)

		% of Ownership
		by the Bank					Net Income
Company	Location	Direct	Indirect	Line of Business	Stock(*)	Reserves(*)	(Loss)(*)	Cost(*)

						Millions of Euros
A.G. Activos y Participaciones, S.A.	Spain	—	88.49%	Securities investment	5	152	5	83
Administradora de Fondos de Pensiones y Cesantías Santander, S.A.	Colombia	—	100.00%	Pension fund manager	9	15	6	100
AFP Summa Bansander S.A.	Chile	—	99.44%	Pension fund manager	23	25	13	73
AFP Unión Vida, S.A.	Peru	—	99.94%	Pension fund manager	10	4	17	20
Allfunds Bank, S.A.	Spain	—	100.00%	Banking	27	(4)	2	25
América Latina Tecnología de México, S.A. De C.V.	Mexico	99.99%	—	IT services	51	—	(3)	16
Andaluza de Inversiones, S.A.	Spain	—	100.00%	Securities investment	30	(1)	(1)	27
Banca Serfin, S.A.	Mexico	—	73.98%	Banking	485	209	219	641
Banco Banif, S.A.	Spain	100.00%	—	Banking	39	78	22	132
Banco de Venezuela, S.A., Banco Universal(1)	Venezuela	96.78%	1.47%	Banking	20	209	129	606
Banco de Vitoria, S.A.	Spain	—	88.33%	Banking	23	94	—	77
Banco do Estado de Sao Paulo, S.A.	Brazil	—	98.01%	Banking	692	242	486	739
Banco Español de Crédito, S.A.	Spain	87.33%	1.27%	Banking	1,229	972	429	1,861
Banco Madesant — Sociedade Unipessoal, S.A.	Portugal	—	100.00%	Banking	624	549	59	1,150
Banco Río de la Plata S.A.	Argentina	20.18%	78.91%	Banking	124	338	(181)	1,396
Banco Santa Cruz, S.A.	Bolivia	96.19%	0.15%	Banking	45	12	6	65
Banco Santander (Panamá), S.A.	Panama	—	100.00%	Banking	10	18	6	71
Banco Santander (Suisse), S.A.	Switzerland	—	99.96%	Banking	19	46	12	23
Banco Santander Bahamas International, Ltd.	Bahamas	—	100.00%	Banking	5	797	11	785
Banco Santander Brasil, S.A.	Brazil	—	95.93%	Banking	341	88	(3)	477
Banco Santander Central Hispano (Guernsey), Ltd.	Guernsey	—	99.98%	Banking	10	33	4	10
Banco Santander Colombia, S.A.	Colombia	—	97.64%	Banking	57	17	3	439
Banco Santander Chile	Chile	—	83.94%	Banking	939	144	277	1,432
Banco Santander de Negocios Portugal, S.A.	Portugal	—	99.35%	Banking	26	89	21	28
Banco Santander International	USA	94.80%	5.20%	Banking	4	85	11	8
Banco Santander Meridional, S.A.	Brazil	—	96.91%	Banking	222	25	19	546
Banco Santander Mexicano, S.A.	Mexico	—	73.98%	Banking	236	387	211	493
Banco Santander Portugal, S.A.	Portugal	12.74%	85.21%	Banking	156	125	37	327
Banco Santander Puerto Rico	Puerto Rico	—	88.63%	Banking	84	274	23	348
Banco Santander, S.A.	Brazil	—	99.89%	Banking	916	70	383	1,849
Banco Totta & Açores, S.A.	Portugal	73.73%	25.64%	Banking	529	1,322	87	3,198
Banco Totta de Angola, SARL	Angola	—	99.35%	Banking	8	6	8	18
Banespa, S.A Serviços Técnicos, Administrativos e de Corretagem de Seguros	Brazil	—	98.01%	Services	4	(41)	62	25
Banesto Banco de Emisiones, S.A.	Spain	—	88.60%	Banking	24	53	—	77
Banesto Bolsa, S.A., Sdad. Valores y Bolsa	Spain	—	88.60%	Securities company	5	63	5	35
Bansander de Financiaciones, S.A., EFC	Spain	—	100.00%	Finance	5	24	2	4
Cántabra de Inversiones, S.A.	Spain	100.00%	—	Securities investment	187	43	548	187
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	—	Securities investment	154	17	(18)	141
Capital Riesgo Global, SCR, S.A.	Spain	100.00%	—	Venture capital company	11	166	(2)	177
Cartera Mobiliaria, S.A., SIM	Spain	54.99%	29.48%	Securities investment	31	439	42	210
Casa de Bolsa Santander Serfín, S.A. De C.V.	Mexico	—	73.95%	Securities company	32	5	6	32
CCB Finance, s.r.o.	Czech Republic	—	100.00%	Leasing	22	(1)	1	22
CC-Bank Aktiengesellschaft	Germany	—	100.00%	Banking	30	357	178	399
CC-Leasing GmbH	Germany	—	100.00%	Leasing	1	3	26	4
Centro de Equipamientos Zona Oeste, S.A.	Spain	25.35%	74.65%	Real estate	52	(12)	(7)	37
Comercial Española de Valores, S.A.	Spain	69.03%	30.97%	Securities investment	8	22	—	27
Companhía Geral de Crédito Predial Português, S.A.	Portugal	—	99.36%	Banking	280	315	50	678
Consortium, S.A.	Spain	—	100.00%	Securities investment	4	44	14	72
Corpoban, S.A.	Spain	—	88.49%	Securities investment	36	26	2	65
Crefisa, Inc.	Puerto Rico	100.00%	—	Finance	34	—	—	34
Dudebasa, S.A.	Spain	—	88.60%	Finance	22	13	—	24
Editel, S.L.	Spain	—	100.00%	Telecommunications	21	6	—	27
Elerco, S.A.	Spain	—	88.49%	Rental	—	37	1	38
Factoring Santander Serfín, S.A. De C.V.	Mexico	—	73.04%	Factoring	52	(28)	—	6
Fideicomiso GFSSLPT Banca Serfín, S.A.	Mexico	—	73.98%	Finance	28	—	—	20
Finconsumo Banca SPA	Italy	—	70.00%	Finance	22	41	18	82
Fonlyser, S.A. De C.V.	Mexico	—	73.97%	Finance	32	—	—	17
Hipotebansa EFC, S.A.	Spain	100.00%	—	Mortgage loan company	36	8	16	36
Hispamer Servicios Financieros EFC, S.A.	Spain	—	100.00%	Finance	83	32	39	98
Ingeniería de Software Bancario, S.L	Spain	49.00%	45.19%	IT services	61	(4)	(6)	28

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

		% of Ownership
		by the Bank					Net Income
Company	Location	Direct	Indirect	Line of Business	Stock(*)	Reserves(*)	(Loss)(*)	Cost(*)

						Millions of Euros
Mermul Mercados Múltiplos, S.A.	Portugal	—	99.36%	Real estate management	41	—	—	41
Oil-Dor, S.A.	Spain	—	88.49%	Finance	60	70	6	122
Orígenes AFJP, S.A.	Argentina	—	59.20%	Pension fund manager	35	19	(9)	183
Patagon Bank, S.A.	Spain	—	100.00%	Banking	39	(10)	1	47
Riobank International (Uruguay) SAIFE	Uruguay	—	100.00%	Banking	16	5	—	18
Santander Asset Management, S.L	Spain	100.00%	—	Fund and portfolio management	29	66	36	10
Santander Banespa, Cia. de Arrendamiento Mercantil	Brazil	—	98.01%	Leasing	96	4	6	105
Santander Bank and Trust (Bahamas), Ltd.	Bahamas	—	100.00%	Banking	1	1,427	1	1,257
Santander Benelux, S.A., N.V.	Belgium	99.99%	0.01%	Banking	40	1	1	25
Santander Brasil Investimentos e Serviços, S.A.	Brazil	—	98.74%	Services	17	11	3	29
Santander Brasil Participaçoes e Serviços Técnicos, Ltda.	Brazil	—	95.90%	Services	71	—	(12)	76
Santander Brasil S.A., Corretora de Cambio e Valores Mobiliarios	Brazil	—	96.84%	Securities company	10	10	2	13
Santander Central Hispano-Gestâo de Empresas de Crédito Especializado, SGPS, S.A.	Portugal	—	99.36%	Securities investment	4	1	34	16
Santander Central Hispano Asset Management Bahamas Inc.	Bahamas	—	100.00%	Fund manager	—	15	3	—
Santander Central Hispano Bolsa, S.V., S.A.	Spain	—	100.00%	Securities company	25	81	22	104
Santander Central Hispano Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	—	Factoring	59	20	4	76
Santander Central Hispano Gestión, S.A., S.G.I.I.C.	Spain	28.30%	69.42%	Fund manager	23	30	50	33
Santander Central Hispano Investment, S.A.	Spain	100.00%	—	Banking	21	120	97	14
Santander Central Hispano Investment Securities, Inc.	USA	—	100.00%	Securities company	230	(153)	(12)	295
Santander Central Hispano Lease, S.A., E.F.C	Spain	100.00%	—	Leasing	48	12	8	51
Santander Central Hispano Multileasing, S.A., E.F.C	Spain	70.00%	30.00%	Leasing	23	3	2	23
Santander Central Hispano Pensiones E.G.F.P., S.A.	Spain	21.20%	76.52%	Pension fund manager	39	6	6	50
Santander Central Hispano Renting, S.A.	Spain	100.00%	—	Renting	6	13	2	18
Santander Companhia Securitizadora de Créditos Financeiros	Brazil	—	95.90%	Collection management	73	1	(30)	55
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	Banking	173	1,274	98	1,517
Santander Financial Products, Ltd.	Ireland	—	100.00%	Finance	—	139	10	162
Santander Gestâo de Activos, SGPS, S.A.	Portugal	—	99.35%	Fund manager	4	16	5	7
Santander Investment Bank, Ltd.	Bahamas	—	100.00%	Banking	8	99	(34)	405
Santander Investment Chile, Ltda.	Chile	—	99.99%	Finance	46	40	16	56
Santander Investment, S.A., Corredores de Bolsa	Chile	—	99.99%	Securities company	12	14	3	12
Santander Merchant Bank, Ltd.	Bahamas	—	100.00%	Banking	4	66	—	145
Santander Mexicano S.A. De C.V. Afore	Mexico	—	73.98%	Pension fund manager	33	4	44	4
Santander S.A. Agente de Valores	Chile	—	84.09%	Securities company	41	67	19	21
Santander Securities Corporation	Puerto Rico	—	88.63%	Securities company	19	2	7	17
Santander, S.A., Administradora General de Fondos	Chile	—	83.95%	Fund manager	12	18	11	8
Santiago Leasing, S.A.	Chile	—	84.02%	Leasing	27	7	3	51
SCH Overseas Bank, Inc.	Puerto Rico	—	100.00%	Banking	88	117	7	80
Sercopyme, S.A.	Spain	—	88.60%	Services	17	2	—	20
Serfin International Bank and Trust	Cayman Islands	—	99.36%	Banking	40	(12)	6	25
Sinvest Inversiones y Asesorías Limitada	Chile	—	99.99%	Finance	1	29	4	2
Sistema 4B, S.A.	Spain	46.02%	11.49%	Cards	3	13	4	10
Symbios Capital, B.V.	Netherlands	—	100.00%	Venture capital company	58	(25)	7	41
Totta & Açores Finance Ireland, Limited	Ireland	—	97.69%	Finance	57	—	2	56
Totta (Ireland), PLC	Ireland	—	99.36%	Finance	286	14	11	284
Totta Crédito Especializado, Instituiçao	Portugal	—	99.13%	Leasing	35	36	14	42
Financeira de Crédito, S.A. (IFIC)
Totta Urbe — Empresa de Administraçâo e Construçôes, S.A.	Portugal	—	99.36%	Real estate	100	5	—	147
Vista Desarrollo, S.A. SCR	Spain	100.00%	—	Venture capital company	48	49	2	48
W.N.P.H. Gestao e Investimentos Sociedade Unipessoal, S.A.	Portugal	—	100.00%	Securities investment	—	30	1	—

(+)	Excluding inactive companies, companies in liquidation and those that only have relations with the Group and, accordingly, are eliminated in the consolidation process, mainly the purely holding companies of the shares of Group companies. The full inventory of the companies of the Group are included in the document that has been filed in the Spanish Commercial Register. The preferred share issuer companies are detailed in Exhibit III, together with other relevant information.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

(*)	Amount per books of each company as of December 31, 2003. The cost per books (net of allowance) is the figure per books of each holding company multiplied by the Group’s percentage of ownership, disregarding amortization of consolidation goodwill. The data on companies abroad were translated to euros at the year-end exchange rates.

(1)	Data expressed on a comparable basis with those for calendar 2003.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Exhibit II

Nonconsolidable companies in which the Santander Group has holdings of more than 3% (20% if unlisted)(+)

		% of Ownership
		by the Bank					Net Income
Company	Location	Direct	Indirect	Line of Business	Stock(*)	Reserves(*)	(Loss)(*)

					Millions of Euros
Alcaidesa Holding, S.A.	Spain	—	44.24%	Real estate	13	33	(1)
Alcaidesa Inmobiliaria, S.A.	Spain	—	44.24%	Real estate	34	36	(1)
AltaVida Compañía de Seguros de Vida, S.A.	Chile	—	100.00%	Insurance	9	13	3
Antena 3 de Televisión, S.A. (consolidated)(**)	Spain	0.51%	9.49%	Media	167	321	(30)
Auna Operadores de Telecomunicaciones, S.A. (consolidated)(**)	Spain	12.35%	11.14%	Telecommunications	2,198	671	(560)
Banque Commerciale du Maroc Société Anonyme(**)	Morocco	—	20.39%	Banking	120	387	4
Bozano, Simonsen Centros Comerciais S.A.	Brazil	—	96.90%	Shopping mall management	55	31	8
BPI SGPS, S.A.(**)	Portugal	—	6.39%	Banking	760	269	140
Commerzbank, A.G. (consolidated)(**)	Germany	—	3.38%	Banking	1,378	7,376	(298)
Compañía Aseguradora Banesto Seguros, S.A.	Spain	—	88.60%	Insurance	19	32	10
Compañía Española de Petróleos, S.A. (consolidated)(**)	Spain	12.35%	19.92%	Oil refining	268	1,789	461
Consorcio Internacional de Seguros de Crédito, S.A.	Spain	20.25%	—	Credit insurance	21	1	-1
Deposoltenegolf, S.A.	Spain	—	88.60%	Sports	1	12	9
Grupo Corporativo ONO, S.A. (**)	Spain	—	20.84%	Telecommunications	16	1,342	337
Grupo Financiero Galicia, S.A. (consolidated)(**)	Argentina	—	7.57%	Banking	293	534	(392)
Grupo Sacyr Vallehermoso, S.A. (consolidated)(**)	Spain	3.10%	0.04%	Real estate	155	697	208
Grupo Taper, S.A.(**)	Spain	27.77%	—	Distribution of medical equipment	4	17	2
Inmobiliaria Urbis, S.A.	Spain	—	45.90%	Real estate	152	462	89
Intereuropa Bank, R.T. (consolidated)(**)	Hungary	—	10.00%	Banking	27	13	3
Inversiones Turísticas, S.A.	Spain	—	88.60%	Hospitality	5	27	1
Jazztel, PLC (consolidated) (**)	United Kingdom	0.14%	4.65%	Telecommunications	41	503	(141)
La Unión Resinera Española, S.A. (consolidated)	Spain	74.87%	20.09%	Chemicals	4	45	—
Laparanza, S.A.(**)	Spain	61.59%	—	Agriculture and livestock	5	22	—
Luresa Inmobiliaria, S.A.	Spain	—	93.30%	Real estate	9	9	—
Modelo Continente SGPS, S.A. (**)	Portugal	5.17%	10.74%	Food	1,1	(832)	100
Orígenes Seguros de Retiro, S.A.	Argentina	—	59.20%	Insurance	1	23	5
Red Eléctrica de Bolivia, Ltd.(**)	Belgium	25.10%	—	Electricity	25	2	39
Royal Bank of Scotland Group, PLC.(**)	United Kingdom	—	5.05%	Banking	1,029	29,581	2,797
San Paolo IMI, S.p.A. (consolidated)(**)	Italy	—	8.60%	Banking	5,144	4,396	889
Santander Central Hispano Previsión, S.A.,	Spain	100.00%	—	Insurance	147	5	7
De Seguros y Reaseguros
Santander Central Hispano Seguros y Reaseguros, S.A.	Spain	100.00%	—	Insurance	26	59	14
Santander Seguros, S.A.	Brazil	—	98.98%	Insurance	32	13	24
Seguros Santander Serfin, S.A. De C.V.	Mexico	—	73.98%	Insurance	33	7	5
Técnicas Reunidas, S.A. (consolidated)(**)	Spain	38.02%	—	Engineering	6	89	31
Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	—	99.36%	Insurance	23	8	4
Transolver Finance EFC, S.A.	Spain	—	50.00%	Leasing	9	13	2
U.C.I., S.A.	Spain	—	50.00%	Mortgage loans	48	35	17
Unión Eléctrica Fenosa, S.A. (consolidated)(**)	Spain	8.21%	14.81%	Energy operation	914	1,869	345

(+)	Excluding inactive companies, companies in liquidation and those that only have relations with the Group and, accordingly, are eliminated in the consolidation process, mainly the purely holding companies of the shares of Group companies. The full inventory of the companies of the Group are included in the document that has been filed in the Spanish Commercial Register.

(*)	Amounts per the books of each company as of December 31, 2003. The data on companies abroad were translated to euros at the year-end exchange rates.

(**)	Data as of December 31, 2002, the last year for which financial statements were prepared by their Board of Directors.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Exhibit III

Consolidated Preferred Share Issuer Companies in the Santander Group

		% of Ownership							Net
		by the Bank		Line of	Capital		Net	Preferred	Income
Company	Location	Direct	Indirect	Business	Stock(*)	Reserves(*)	Income(*)	Dividend(*)	Balance(*)	Cost(*)

					Millions of Euros
Banesto Holdings, Ltd	Guernsey	—	88,60%	Finance	63	(7)	8	7	1	—
Banesto Preferentes, S.A.	Spain	—	88,60%	Finance	131	—	—	—	—	—
BCH Capital, Ltd.	Cayman Islands	100,00%	—	Finance	—	—	17	17	—	—
BCH Eurocapital, Ltd.	Cayman Islands	100,00%	—	Finance	—	1	19	19	—	—
BSCH Finance, Ltd.	Cayman Islands	100,00%	—	Finance	99	(21)	206	206	—	91
Pinto Totta International Finance, Limited	Cayman Islands	—	49,68%	Finance	—	—	15	15	—	—
Santander Central Hispano Finance, S.A. (Sole-Shareholder Company)	Spain	100,00%	—	Finance	—	—	3	3	—	—
Totta & Açores Financing, Limited	Cayman Islands	—	99,36%	Finance	—	—	11	11	—	—

(*)	Amounts per the books of each company as of December 31, 2003, translated to euros (in the case of companies abroad) at the year-end exchange rates.

Exhibit IV

Notifications of Acquisitions and Sales of Investments in 2003

(Art. 86 of the revised Corporations Law and Art. 53 of Securities Market Law 24/1998)

Investee Company	Date of Notification
Imperial de Valores, SIMCAV, S.A.	January 2
Almabar 2001, SIMCAV, S.A.	February 18 and 21
Vallehermoso, S.A.	June 6
Arzua de Inversiones, SIMCAV, S.A.	August 13 and 14 and October 20
C.J. Traditional, SIMCAV, S.A.	October 7
C.J. Profit, SIMCAV, S.A.	October 7
Banco Vitalicio de España, S.A.	October 20
Antena 3 Televisión, S.A.	October 30
Inversiones de Valores Industriales, SIM, S.A.	November 6
Bansaliber, SIM, S.A.	November 25
Cartera Mobiliaria, S.A.	November 25
Central de Inversiones en Valores, S.A.	November 25
Financiera Bansander, SIM, S.A.	November 25
Norteña de Valores, SIM, S.A.	November 25
Compañía Española de Petróleos, S.A. (Cepsa)	December 26
Parques Reunidos, S.A.	December 26

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

2.	Audited financial statements for the six months ended 30 June 2004

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 27). In the event of a discrepancy, the Spanish-language version prevails.

The following commentary and financial information does not form part of the audited financial statements for the six months ended 30 June 2004 and has been extracted from the Banco Santander Quarterly Report 2004 for the period ended 30 June 2004.

“PERFORMANCE DURING THE FIRST HALF

Background

The Santander Group conducted its business against a background of global economic recovery, mainly fuelled by Asia and the United States, which gathered momentum in the first half of the year and spread to almost all countries.

The strong pace of US growth in the first quarter seems to have carried through to the second quarter, spurred by an upturn in job creation which fuelled consumer spending. This performance pushed up inflation and paved the way for a rise in the Fed funds rate (+25 b.p. at the end of June). Activity in Latin America, which is in a better position to absorb higher US interest rates, is picking up in the main countries and the region as a whole should grow by more than 4% in 2004.

In the Euro zone, the drive from exports, consumption and investment, which quickened the pace of GDP growth in the first quarter by more than expected, continued in the second quarter, according to the latest activity indicators. Inflation surpassed the 2% target because of higher oil prices, although in the short term the European Central Bank is not expected to change its repo rate. Spain continued to grow at a faster pace than the Euro zone as a whole (a full point in the first quarter of 2004), driven by household consumption and construction.

Group performance and businesses

In this environment Grupo Santander again generated record net ordinary attributable income of EUR 809 million (before extraordinary capital gains) in the second quarter, 18.9% more than in the same period of 2003 and 9.0% higher than in the first quarter of 2004. Net ordinary attributable income for the first half was 20.0% higher than in the same period of 2003 at EUR 1,551.4 million. On a cash-basis (before ordinary amortization of goodwill), net ordinary attributable income was EUR 1,783.9 million.

Ordinary earnings per share for the first half on an annualised basis were EUR 0.6507, 20.0% higher than in the same period of 2003. On a cash-basis, the figure was EUR 0.7482 per share. ROE was 16.2%, more than two percentage points higher than in the first half of 2003. On a cash-basis, ROE was 18.7%.

All revenue lines increased, with net interest revenue up 9.7% and net fees and commissions rising for the sixth consecutive quarter. Other positive developments were cost control, the rise in equity-accounted income, diminished needs for specific loan-loss provisions, reduced cost of preferred shares and lower ordinary amortisation of goodwill. Trading gains, however, were lower (from high levels in the first two quarters of 2003, while in the second quarter of 2004 they reflect the impact of the markets on some Latin American treasuries) and minority interests were higher (sale in the first quarter of 2003 of 24.9% of Santander Serfin). Lastly, capital gains of EUR 241 million were generated from the sale of a 0.46% stake in Vodafone in the second quarter and the inclusion of EUR 118 million, from the release of the fund pending allocation that was created as a consequence of the capital gains obtained after the sale of a 4% stake in Shinsei in the first quarter.

The impact of exchange rates was around 3 p.p. on earnings and 2.5 p.p. on the balance sheet. This effect was the net result of the strengthening of some Latin American currencies against the dollar, (particularly the Brazilian real and the Chilean peso) and the dollar’s slide against the euro (-10% in average exchange rates).

Business areas maintain a high activity level, underscored by the growth in their net operating income. All business areas registered increases of more than 10% (Retail Banking Latin America excluding the exchange rate impact) over the first half of 2003.

European Retail Banking performed well in all countries and faithfully reflects the development of Grupo Santander’s business model: net operating revenue rose 9.6% while personnel and general expenses only increased 0.3%. As a result, net operating income grew 19.9% and fed through to net

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

attributable income (+21.8%), given the stability of the lower part of the income statement. The efficiency ratio improved 4.0 points to 42.8%.

•	Santander Central Hispano Retail Banking, recognised by Euromoney as the best bank in Spain, kept up a strong pace of growth in new business, focused on key segments (loans to companies, especially SMEs and micro companies, mortgages, funds and insurance). Of note was the EUR 7,500 million captured by Supergestión funds and almost EUR 6,000 million in Superoportunidad mortgages in the first half. Higher revenues and flat costs increased net operating income by 14.7% year-on-year and net attributable income by 13.9%.

•	Banesto also continued to perform better than commercial banks as a whole, with strong growth in business volumes (+22% in loans), higher revenues and stable costs. Net operating income rose 18.5% and net attributable income 17.1%.

•	In Portugal, the Group managed its activities in an environment of improved economic growth. Backed by a rise in net interest income and net fees and commissions, and control of costs, the efficiency ratio improved and net attributable income was 14.8% higher than in the first half of 2003. The Group for the third consecutive year was selected as the “Best Bank in Portugal” by Euromoney magazine.

•	Santander Consumer registered noteworthy growth both in business volume and net attributable income. New loans rose 24% over the first half of 2003, which together with better spreads, net of provisions, and the improvement in the efficiency ratio to levels of 36% produced growth of 46.7% in net operating income. Net attributable income was 67.9% higher at EUR 180.3 million, partly driven by the acquisition of 100% of Italy’s business and the incorporation of PTF (+60% on a like-for-like basis).

From the strategic standpoint, the agreement to acquire Poland’s PTF was completed with the purchase of its EUR 460 million auto finance portfolio. This gives our Bank in Poland a solid competitive position in the consumer finance market.

In Latin America Grupo Santander, which was named the region’s best bank in the 2004 Euromoney Awards for Excellence, maintained a high volume of business during the second quarter and for the first time since 2001 registered year-on-year growth in euros in all of its revenue lines. Basic revenue increased 11.4% over the first half of 2003, after improving for the fifth straight quarter, as a result of 10.2% growth in net interest revenue and 13.8% in net fees and commissions.

Net interest revenue has been growing significantly in the past few quarters due to greater business volumes and the easing of the fall in interest rates. Commissions are rising strongly, spurred by the Group’s drive in commission-generating business and the regional projects. Both income streams reached their highest levels of the last two years in the second quarter.

Backed by this increase in basic revenue, net operating income rose 7.9% as a result of reduced trading gains and higher costs associated with the development of our networks and the launch of local and regional projects.

Net attributable income generated in Latin America was 4.3% lower than in the first half of 2003 at EUR 667.5 million (+6.4% in dollars at US$818.5 million), due to one-off effects in Mexico and the exchange rate impact.

•	Brazil’s significant growth in retail business came from lending (+36% year-on-year, excluding the exchange rate effect) and mutual funds (+30% without exchange rate impact). As a result, net interest revenue and fees and commissions increased, offsetting the impact of lower interest rates and lifting basic revenue in euros by 21.4%. Net attributable income declined 2.2% to EUR 335.1 million as a result of the higher costs incurred in business development and larger provisions. In dollars, net attributable income was 8.7% higher at US$410.9 million.

•	Net operating income in Mexico rose 7.2% in dollars, spurred by higher commissions, lower personnel and general costs and growth in lending (+20% excluding Fobaproa paper), which offset the effect of lower interest rates.

The release of available loan-loss provisions in 2003 and the larger share of minority interests in 2004 produced a 32.9% decline in net attributable income over the first half of 2003 to EUR 165.8 million (US$203.4 million, -25.4%).

•	Cost control in Chile, the rise in net fees and commissions and a return to a more “normal” level of loan-loss provisions offset the impact of the sharp fall in interest rates on net interest revenue. Net attributable income was EUR 140.7 million, 41.0% more than the first half of 2003 (US$172.5 million, +56.7%).

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

•	Of note in other countries were the higher earnings in Puerto Rico, Venezuela and Colombia (+34%, +42% and +30%, respectively, in euros) and the return to profits in Uruguay and Argentina.

The global areas (Asset Management, Private Banking and Global Wholesale Banking) performed well. As a whole they contributed EUR 375.4 million to the Group’s net attributable income, 47.1% more than in the first half of 2003.

The earnings of the different units and their business measures resulted in some prizes being awarded. In the first quarter, our private banking units (Banif and International Private Banking) received awards from Euromoney. In the second quarter, Santander Central Hispano Bolsa was recognised in the Thomson Extel Pan-European rankings as the best brokerage house in equity research for Spain and Portugal, and second in Latin America in the asset weighted ranking by Institutional Investor. Lastly, in the third quarter, we received from Euromoney the prize for the best treasury unit in Latin America.

In short, a detailed analysis by business area underscores the effort made by the Group to boost revenues by strengthening business with clients, while maintaining cost control and improving the quality of risks. This enabled net ordinary attributable income to be higher, attain significant growth in business volumes and continue to improve the level of profitability, efficiency and credit quality.

Grupo Santander results

Net interest revenue was 9.7% higher than in the first half of 2003 at EUR 4,309.9 million. The increased business volumes, the policies to defend the customer spread and a rise in dividends received offset the sharp fall in interest rates.

Net fees and commissions increased 11.5% over the first half of 2003, after rising for the sixth straight quarter. By business areas, Retail Banking Europe rose 10.4%, Asset Management and Private Banking 10.9% and Retail Banking Latin America 18.1% in euros (+27.3% excluding exchange rate impact). By products, mutual and pension funds increased 26.0%, insurance 68.3% and guarantees 15.5%.

Net trading gains amounted to EUR 435.3 million, 25.4% less than in the first half of 2003 because of the impact of the markets in the second quarter of 2004 and the high level of trading gains in the second quarter of 2003.

Total costs increased 2.7%, largely due to the general expenses related to the relaunching of business in some countries and the development of corporate projects.

As a consequence, the efficiency ratio improved 1.8 points to 47.1% in the first half (45.5% in the second quarter).

Net operating income was 12.7% higher at EUR 3,268 million, continuing the upward quarter-on-quarter trend begun in 2003. Excluding the exchange rate impact, growth was 16.3%.

Income from equity-accounted holdings (net of dividends) amounted to EUR 234.6 million, double that of the first half of 2003. This was largely due to the higher contributions from The Royal Bank of Scotland Group, Cepsa, Banque Commerciale du Maroc, Urbis and insurance companies.

Net provisions for loan-losses amounted to EUR 753.7 million, 7.4% less than in the first half of 2003, as a result of the reduced provisions for country-risk. The level of country-risk coverage for Argentina increased in the first half of 2003 from 50% to 75%, in accordance with Bank of Spain regulations, which represented EUR 182 million (this figure is recorded in “other funds” and had no impact on income as it was released from “other income”). After deducting this amount, loan-loss provisions increased 19.3% because of the larger allocation to generic and statistical funds, both as a result of growth in lending.

Accelerated amortisation of goodwill amounted to only EUR 2.4 million, down from EUR 691.2 million in the first half of 2003 when EUR 681 million of capital gains from the sale of 24.9% of Santander Serfin were recorded in Group operations.

“Other income” was negative by EUR 181.8 million after the inclusion of various provisions to continue the strengthening of the balance sheet. The figure was positive in 2003 because of the reclassification of Argentina’s country-risk which we have already commented on.

Income before taxes on a cash-basis (before ordinary amortisation of goodwill) was 7.6% higher than in the first half of 2003 at EUR 2,536.5 million. After deducting taxes, minority interests and preferred shares, net attributable income on a cash-basis was EUR 1,783.9 million, 10.9% higher than in the first half of 2003.

Excluding ordinary amortisation of goodwill (EUR 232.6 million, 26.5% less than in the first half of 2003), net ordinary attributable income was EUR 1,551.4 million, 20% higher than in the first half of 2003.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Including the EUR 359 million of extraordinary income from capital gains, the Group’s net attributable income was EUR 1,910.4 million, a 47.8% increase over the same period of the previous year.

Santander Group consolidated balance sheet

Total funds managed by the Group amounted to EUR 476,955 million, 7.7% more than in June 2003. The negative impact of exchange rates was around 2.5 percentage points.

Gross lending rose 13.6% year-on-year to EUR 192,186 million (excluding the impact of securitisation) and 21.4% in other resident sectors. Year-on-year growth rose for the sixth straight quarter.

The main growth in Europe occurred in Spain (+19.2%), Germany (+12.7%) and Poland, after PTF’s consolidation. Latin America registered growth of 14% in local currency. Of note was Brazil (+36%), Mexico, excluding the Fobaproa paper (+20%), Chile (+11%), Colombia (+57%) and Venezuela (+85%).

Growth in Spain in loans to companies and mortgages continued to be high in the second quarter. Loans to the resident sector increased 6% over March 2004, while Latin America registered growth of 7% excluding the exchange rate effect.

Total managed customer funds increased 9.7% over June 2003 to EUR 348,366 million (+12.3% excluding the exchange rate effect).

In Spain, deposits (excluding REPOs), mutual funds and pension plans rose 12.3% in the year to June 2004. Of note was the growth in demand deposits (+15.4% in current accounts) and the 6.7% fall in time deposits (within the Group’s spread management policy).

Mutual funds increased 19.5% in the year to June, consolidating the Group’s leadership position in Spain with a market share around 28%. Pension plans increased 11.1% in the year to June 2004.

On- and off-balance sheet managed funds in Latin America rose 1.6% in euros (+12% excluding the exchange rate effect). All countries performed well in local currency terms. Of note, in deposits, was growth in Mexico, Uruguay and Venezuela. The rise in mutual funds was 29.6%, excluding the exchange rate effect, with notable growth in Argentina, Brazil, Chile and Puerto Rico. All countries registered growth in pension plans (total increase of 14.7% excluding the exchange rate impact).

Goodwill pending amortisation amounted to EUR 7,323 million. The reduction since June 2003 was EUR 976 million (-11.8%) and included the early amortisation of Banespa, the reclassification of the goodwill of Sanpaolo-IMI and Commerzbank from the restructuring of the portfolio. The main increase, meanwhile, arose from the acquisition of Cepsa shares.

The Group’s equity, on the basis of BIS criteria, amounted to EUR 26,218 million. The surplus above the minimum requirement was EUR 8,849 million. The BIS ratio was 12.1%, with Tier I of 8.1% and core capital of 6.4%. Tier I and core capital had slight inprovements in the second quarter over the previous.

Risk management

The Group continued to reduce the level of non-performing loans (NPLs) and increase coverage. The NPL ratio dropped 4 basis points in the second quarter to 1.29% compared to 1.55% in December 2003 and 1.67% in June 2003. NPL coverage rose by almost 12 percentage points in the second quarter to 197.1% (165.2% at the end of 2003 and 147.2% in June 2003).

Specific loan-loss provisions, net of recoveries, were 41% lower than a year ago at EUR 195 million.

The Group’s NPL ratio in Spain remained at an all-time low of 0.69% and coverage of doubtful loans rose to 296.3%, 73 points higher than in December 2003 and 84 points above June 2003.

The NPL ratio in Portugal inched up to 2.25%, slightly above December 2003. Coverage was 118%, 7.4 points lower than in December 2003 and in line with June 2003.

Santander Consumer’s NPL was hardly changed at 1.95% and coverage increased to 161%.

Latin America’s NPL ratio fell sharply to 3.0%, largely thanks to the lower balances of bad debts in Mexico, Chile and Argentina. Coverage stood at 147%, 22 points above December 2003 and 26 points more than June 2003.

Regarding market risk management, the VaR of trading portfolios remained in the second quarter at levels similar to those in the first quarter. In April, due to the rise in Mexico’s interest rates and increased volatility, VaR reached a high of US$21.1 million. Subsequently, in the face of market uncertainty, we reduced positions in Brazil and Mexico and the VaR reached a low for the quarter of US$16.3 million. The VaR then rose, chiefly because of position-taking in Mexico, and ended the second quarter at US$19.9 million. The average VaR of the second quarter was US$18.8 million (US$14.2 million in the same period of 2003), largely because of Latin America.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Dividends

The total dividend charged to 2003 earnings, after payment on May 1 of the fourth interim dividend of EUR 0.070408 per share, was EUR 0.3029, 5% more than that charged to 2002 earnings.

The first interim dividend charged to 2004 earnings of EUR 0.083 per share (7.1% more than the same one of 2003) will be paid as of August 1.

Exchange rates: 1 euro/currency parity

	Average (income statement)		Period-end (balance sheet)
	Jan-Jun 04	Jan-Jun 03	30.06.04	31.12.03	30.06.03
US$	1.2263	1.1036	1.2155	1.2630	1.1427
Brazilian real	3.6410	3.5588	3.7851	3.6646	3.3013
New Mexican peso	13.7244	11.7411	14.0706	14.1772	11.8898
Chilean peso	746.1072	798.8177	771.2360	748.3910	799.3733
Venezuelan bolivar	2,267.4194	1,782.1182	2,330.8428	2,018.2857	1,826.0504
Argentine peso	3.5723	3.3248	3.6040	3.7259	3.2053

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

CONSOLIDATED FINANCIAL REPORT

Income statement

	January - June 04		January - June 03		Variation
	Mill. euros	% ATA	Mill. euros	% ATA	Amount	(%)
Interest revenues	8,693.6	4.92	8,778.4	5.31	(84.8)	(0.97)
Dividends	393.5	0.22	255.2	0.15	138.4	54.22
Interest expenses	(4,777.1)	(2.70)	(5,105.6)	(3.09)	328.5	(6.43)

Net interest revenue	4,309.9	2.44	3,927.9	2.37	382.0	9.73
Net fees and commissions	2,280.7	1.29	2,045.9	1.24	234.8	11.48

Basic revenue	6,590.6	3.73	5,973.8	3.61	616.8	10.32
Trading gains	435.3	0.25	583.9	0.35	(148.5)	(25.44)

Net operating revenue	7,025.9	3.98	6,557.7	3.96	468.2	7.14
Personnel and general expenses	(3,308.4)	(1.87)	(3,206.6)	(1.94)	(101.8)	3.17
a) Personnel expenses	(2,025.1)	(1.15)	(2,010.0)	(1.22)	(15.2)	0.75
b) General expenses	(1,283.2)	(0.73)	(1,196.6)	(0.72)	(86.6)	7.24
Depreciation	(359.8)	(0.20)	(377.6)	(0.23)	17.8	(4.71)
Other operating costs	(89.8)	(0.05)	(74.3)	(0.04)	(15.5)	20.82
Operating costs	(3,757.9)	(2.13)	(3,658.5)	(2.21)	(99.4)	2.72

Net operating income	3,268.0	1.85	2,899.2	1.75	368.8	12.72

Income from equity — accounted holdings	234.6	0.13	108.3	0.07	126.2	116.48
Less: Dividends from equity — accounted holdings	225.0	0.13	187.7	0.11	37.3	19.87
Earnings from Group transactions	(27.9)	(0.02)	729.1	0.44	(757.0)	—
Net provisions for loan — losses	(753.7)	(0.43)	(814.0)	(0.49)	60.4	(7.41)
Writedown of investment securities	(0.2)	(0.00)	0.3	0.00	(0.5)	—
Accelerated goodwill amortization	(2.4)	(0.00)	(691.2)	(0.42)	688.7	(99.65)
Other income	(181.8)	(0.10)	124.6	0.08	(306.4)	—

Ordinary income before taxes (cash-basis*)	2,536.5	1.44	2,356.3	1.42	180.2	7.65
Corporate tax	(470.1)	(0.27)	(435.0)	(0.26)	(35.1)	8.07

Net ordinary consolidated income (cash-basis*)	2,066.4	1.17	1,921.3	1.16	145.1	7.55
Minority interests	169.7	0.10	144.1	0.09	25.7	17.81
Dividend — preferred shareholders	112.7	0.06	168.3	0.10	(55.5)	(33.01)
Net ordinary attributable income (cash-basis*)	1,783.9	1.01	1,608.9	0.97	175.0	10.88
Ordinary goodwill amortization	(232.6)	(0.13)	(316.2)	(0.19)	83.6	(26.45)

Net ordinary attributable income	1,551.4	0.88	1,292.7	0.78	258.6	20.01
Extraord. income from capital gains and extraord. allowances	359.0	0.20	0.0	0.00	359.0	—

Net attributable income (including extraordinaries)	1,910.4	1.08	1,292.7	0.78	617.6	47.78

Note:
Average Total Assets	353,243.6		330,841.6		22,402.0	6.77
Average Shareholders’ Equity	19,172.3		18,427.0		745.3	4.04

(*) Before ordinary goodwill amortization.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Average yield of assets and average cost of funds

	January-June		January-June
	2004		2003
	Weight	Av. rate	Weight	Av. rate

	(%)
Central banks and Government debt securities	9.07	3.51	10.48	4.41
Due from banks	10.90	2.94	11.79	3.97
Loans:	50.76	5.67	49.57	6.42
Euros	40.11	4.54	37.66	5.16
Foreign currency	10.65	9.91	11.91	10.41
Investment securities	17.43	5.45	14.40	5.89
Other assets	11.84	—	13.76	—
Other revenue	—	0.68	—	0.50

Total	100.00	5.14	100.00	5.46
Due to banks	18.45	3.16	17.09	3.38
Customer deposits:	47.55	2.12	49.35	2.99
Euros	32.70	1.59	34.01	1.95
Foreign currency	14.85	3.28	15.34	5.29
Debt securities and subordinated debt:	16.19	4.05	13.89	4.34
Euros	10.76	3.75	7.90	4.07
Foreign currency	5.43	4.62	5.99	4.70
Net shareholders’ equity	5.82	—	5.95	—
Other liabilities	11.99	1.66	13.72	1.87
Other costs	—	0.26	—	0.17

Total	100.00	2.70	100.00	3.09

Net fees and commissions

			Variation
	Jan-Jun 04	Jan-Jun 03	Amount	(%)

	Million euros
Commissions for services	1,244.5	1,119.3	125.2	11.19
Commercial bills	156.5	205.7	(49.2)	(23.91)
Credit and debit cards	265.8	251.4	14.4	5.74
Account management	215.2	198.5	16.7	8.43
Insurance	255.5	151.8	103.7	68.27
Contingent liabilities	115.3	99.9	15.4	15.45
Other operations	236.2	212.1	24.1	11.37
Mutual & pension funds	770.3	611.4	158.9	25.99
Securities services	265.8	315.2	(49.3)	(15.65)

Total	2,280.7	2,045.9	234.8	11.48

Personnel and general expenses

			Variation
	Jan-Jun 04	Jan-Jun 03	Amount	(%)

	Million euros
Personnel expenses	2,025.1	2,010.0	15.2	0.75
General expenses:	1,283.2	1,196.6	86.6	7.24
Information technology	238.9	224.4	14.4	6.44
Communications	118.2	116.5	1.7	1.46
Advertising	148.9	99.2	49.8	50.16
Buildings and premises	236.0	217.2	18.8	8.64
Printed & office material	38.1	38.6	(0.5)	(1.32)
Taxes (other than income tax)	69.1	75.1	(6.0)	(7.97)
Other expenses	434.1	425.6	8.4	1.98

Total	3,308.4	3,206.6	101.8	3.17

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Net loan-loss and country-risk provisions

			Variation
	Jan-Jun 04	Jan-Jun 03	Amount	(%)

	Million euros
Non-performing loans	902.0	758.1	143.9	18.98
Country-risk	45.6	224.6	(179.0)	(79.71)
Recovery of written-off assets	(193.9)	(168.7)	(25.2)	14.96

Net provisions	753.7	814.0	(60.4)	(7.41)

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Balance sheet

			Variation
	30.06.04	30.06.03	Amount	(%)	31.12.03

	Million euros
Assets
Cash and central banks	6,137.1	6,618.1	(481.0)	(7.27)	8,907.4
Government debt securities	23,251.2	33,640.1	(10,388.9)	(30.88)	31,107.9
Due from banks	36,110.4	37,508.2	(1,397.8)	(3.73)	37,617.8
Loans	187,083.4	169,040.2	18,043.2	10.67	172,504.0
Investment securities	64,523.8	49,728.1	14,795.7	29.75	59,675.4
Fixed income	48,892.7	34,592.1	14,300.6	41.34	44,277.1
Equity	15,631.1	15,136.0	495.1	3.27	15,398.3
Shares and other securities	9,981.9	8,850.1	1,131.8	12.79	10,064.1
Equity stakes	4,685.4	5,142.2	(456.8)	(8.88)	4,266.4
Equity stakes in Group companies	963.8	1,143.7	(179.9)	(15.73)	1,067.8
Tangible and intangible assets	5,000.7	5,072.6	(71.9)	(1.42)	5,058.3
Treasury stock	20.7	10.9	9.8	89.64	10.2
Goodwill	7,322.8	8,298.8	(976.0)	(11.76)	7,385.2
Other assets	22,448.3	27,427.0	(4,978.7)	(18.15)	24,902.5
Prior years’ results from consolidated companies	4,962.3	4,654.5	307.8	6.61	4,621.8

Total assets	356,860.6	341,998.5	14,862.1	4.35	351,790.5

Liabilities
Due to banks	66,852.8	59,738.6	7,114.2	11.91	75,580.3
Customer deposits	169,532.3	170,560.4	(1,028.2)	(0.60)	159,335.6
Deposits	137,495.1	129,019.7	8,475.4	6.57	132,747.6
REPOs	32,037.1	41,540.7	(9,503.5)	(22.88)	26,588.0
Debt securities	47,052.0	34,579.1	12,472.8	36.07	44,441.2
Subordinated debt	11,687.7	11,710.7	(22.9)	(0.20)	11,221.1
Net provisions for risks and charges	12,743.2	13,063.8	(320.5)	(2.45)	12,727.7
Minority interests	5,276.9	6,385.1	(1,108.2)	(17.36)	5,439.5
Net consolidated income	2,192.9	1,605.1	587.8	36.62	3,232.0
Capital	2,384.2	2,384.2	0.0	0.00	2,384.2
Reserves	20,818.1	20,021.1	796.9	3.98	19,445.0
Other liabilities	18,320.7	21,950.5	(3,629.8)	(16.54)	17,983.9

Total liabilities	356,860.6	341,998.5	14,862.1	4.35	351,790.5

Other managed funds (off-balance sheet)	120,094.5	100,703.0	19,391.5	19.26	108,903.0
Mutual funds	89,772.9	73,542.1	16,230.9	22.07	80,502.0
Pension funds	20,316.4	18,671.0	1,645.3	8.81	19,494.8
Managed portfolios	10,005.2	8,489.9	1,515.3	17.85	8,906.1

Total managed funds	476,955.1	442,701.5	34,253.6	7.74	460,693.5

Contingent liabilities	30,700.2	29,682.3	1,017.8	3.43	30,514.2
Guarantees	27,454.6	26,595.2	859.4	3.23	27,273.9
Documentary credits	3,245.6	3,087.1	158.5	5.13	3,240.3

Loans

			Variation
	30.06.04	30.06.03	Amount	(%)	31.12.03

	Million euros
Public sector	6,339.1	5,854.1	485.0	8.28	5,487.4
Private sector	112,812.8	94,498.3	18,314.5	19.38	103,515.6
Secured loans	53,827.1	41,667.7	12,159.4	29.18	47,999.6
Other loans	58,985.7	52,830.6	6,155.2	11.65	55,516.0
Non-resident sector	73,034.1	73,654.1	(620.0)	(0.84)	68,617.7
Secured loans	19,375.2	21,978.6	(2,603.4)	(11.85)	18,796.1
Other loans	53,658.9	51,675.5	1,983.4	3.84	49,821.6

Gross loans	192,186.0	174,006.5	18,179.6	10.45	177,620.7
Less: allowance for loan-losses	5,102.7	4,966.3	136.3	2.75	5,116.7

Net loans	187,083.4	169,040.2	18,043.2	10.67	172,504.0

Note: Doubtful loans	2,979.3	3,398.0	(418.7)	(12.32)	3,276.7
Public sector	0.9	2.1	(1.2)	(57.79)	0.9
Private sector	855.0	947.6	(92.6)	(9.77)	930.7
Non-resident sector	2,123.4	2,448.3	(324.8)	(13.27)	2,345.1

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Customer funds

			Variation
	30.06.04	30.06.03	Amount	(%)	31.12.03

	Million euros
Public sector	10,475.3	19,563.1	(9,087.8)	(46.45)	9,225.9
Private sector	82,680.9	77,831.0	4,849.9	6.23	77,918.9
Demand deposits	26,254.7	22,748.7	3,506.0	15.41	25,089.2
Saving accounts	18,550.2	16,739.7	1,810.5	10.82	17,823.4
Time deposits	18,109.7	19,412.8	(1,303.1)	(6.71)	18,640.1
REPOs	19,007.2	18,835.2	172.1	0.91	16,348.5
Other accounts	759.1	94.6	664.6	702.80	17.7
Non-resident sector	76,376.1	73,166.4	3,209.7	4.39	72,190.7
Deposits	68,968.7	65,401.7	3,567.0	5.45	65,885.5
REPOs	7,407.4	7,764.7	(357.3)	(4.60)	6,305.2

Total customer deposits	169,532.3	170,560.4	(1,028.2)	(0.60)	159,335.6
Debt securities	47,052.0	34,579.1	12,472.8	36.07	44,441.2
Subordinated debt	11,687.7	11,710.7	(22.9)	(0.20)	11,221.1

Total customer funds on balance sheet	228,271.9	216,850.2	11,421.7	5.27	214,997.9

Total managed funds (off-balance sheet)	120,094.5	100,703.0	19,391.5	19.26	108,903.0
Mutual funds	89,772.9	73,542.1	16,230.9	22.07	80,502.0
Spain	67,720.7	56,655.3	11,065.4	19.53	60,725.4
Abroad	22,052.2	16,886.8	5,165.4	30.59	19,776.6
Pension funds	20,316.4	18,671.0	1,645.3	8.81	19,494.8
Spain	6,730.6	6,056.1	674.5	11.14	6,652.7
Individuals	5,786.0	5,250.2	535.9	10.21	5,767.7
Abroad	13,585.8	12,614.9	970.9	7.70	12,842.1
Managed portfolios	10,005.2	8,489.9	1,515.3	17.85	8,906.1
Spain	2,617.5	2,674.5	(56.9)	(2.13)	2,450.5
Abroad	7,387.6	5,815.4	1,572.2	27.04	6,455.6

Total customer funds	348,366.4	317,553.2	30,813.2	9.70	323,900.8

Credit risk management *

			Variation
	30.06.04	30.06.03	Amount	(%)	31.12.03

	Million euros
Non-performing loans	2,871.8	3,394.2	(522.4)	(15.39)	3,222.5
NPL ratio (%)	1.29	1.67	(0.38)		1.55
Allowances for loan-losses	5,661.8	4,995.2	666.6	13.34	5,323.1
NPL coverage (%)	197.15	147.17	49.98		165.19
Ordinary non-performing loans **	2,320.5	2,875.5	(555.0)	(19.30)	2,712.2
NPL ratio (%) **	1.04	1.42	(0.38)		1.31
NPL coverage (%) **	243.99	173.71	70.28		196.26

(*)	Excluding country-risk

(**)	Excluding NPLs backed by residential mortgages

Note: NPL ratio: Non-performing loans/computable risk

Quarterly non-performing loans evolution

	2003			2004
	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter

	Million euros
Balance at beginning of period	3,518.5	3,394.2	3,461.4	3,222.5	2,857.9
+ Net additions	95.2	200.9	71.2	65.5	262.9
- Write-offs	(219.6)	(133.8)	(310.1)	(430.1)	(249.0)

Balance at period-end	3,394.2	3,461.4	3,222.5	2,857.9	2,871.8

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Country-risk management

	30.06.04		30.06.0	Variation		31.12.0
	Mill. euro	Mill. US$	Mill. US$	Amount	(%)	Mill. US$
Risk (gross)	492.8	599.0	605.1	(6.1)	(1.01)	627.9
Allowances	218.3	265.3	605.7	(340.4)	(56.20)	513.0

Risk (net)	274.5	333.7	(0.6)	334.3	—	114.9

Grupo Santander. Derivative products as of June 2004

						Total		Net replacement cost
	<1 year	1-5 years	5-10 years	>10 years	Total	Trading	Hedging	Total	Trading	Hedging

	Million dollars
IRS	104,843	144,852	58,831	16,969	325,495	260,456	65,039	2,738	1,163	1,575
FRAs	33,882	304	—	—	34,186	34,175	11	5	5	—
Interest rate options	13,440	19,751	8,685	1,691	43,567	43,448	120	237	232	5
Asset Swaps	18	1,348	—	—	1,366	1,392	(26)	—	—	—

OTC interest subtotal	152,183	166,254	67,517	18,660	404,613	339,471	65,143	2,980	1,401	1,579
Currency forwards	57,174	2,019	5	—	59,198	9,074	50,124	437	55	382
Currency Swaps	4,479	6,206	924	646	12,255	3,034	9,221	25	39	(13)
Currency options	2,959	285	1	—	3,244	641	2,603	69	22	47

OTC foreign exch. subtotal	64,612	8,510	930	646	74,697	12,749	61,948	532	116	416

OTC debt options subtotal	775	—	—	—	775	775	—	2	2	—

OTC equity subtotal	9,648	14,004	473	—	24,125	1,818	22,308	1,431	97	1,334

Total	227,217	188,768	68,919	19,306	504,210	354,812	149,398	4,946	1,616	3,329

Trading portfolios

Average VaR by region. Second quarter

	2004		2004
	Avg.	Latest	Avg.

	Million dollars
Total	18.8	19.9	14.2
Europe	4.3	4.5	7.2
USA	3.3	1.6	1.7
Latin America	18.0	19.3	11.0
Other	—	—	0.1

Trading portfolios

VaR by product. Second quarter 2004

	Min.	Avg.	Max.	Latest

	Million dollars
Total trading
Total VaR	16.3	18.8	21.1	19.9
Diversification effect	(2.2)	(9.0)	(12.8)	(7.7)
Fixed income VaR	7.5	15.4	18.9	15.4
Equity VaR	1.5	2.3	3.5	1.8
Currency VaR	9.5	10.1	11.6	10.4

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Shareholders’ equity and capital ratios

			Variation
	30.06.04	30.06.03	Amount	(%)	31.12.03

	Million euros
Subscribed capital stock	2,384.2	2,384.2	—	—	2,384.2
Paid-in surplus	8,720.7	8,979.7	(259.0)	(2.88)	8,720.7
Reserves (includes net reserves at consolidated companies)	7,135.0	6,386.9	748.1	11.71	6,102.5

Total primary capital	18,240.0	17,750.9	489.1	2.76	17,207.4
Net attributable income	1,910.4	1,292.7	617.6	47.78	2,610.8
Treasury stock	(20.7)	(10.9)	(9.8)	89.64	(10.2)
Distributed interim dividend	—	—	—	—	(739.1)

Shareholders’ equity at period-end	20,129.7	19,032.7	1,097.0	5.76	19,069.0
Interim dividend pending distribution	—	—	—	—	(369.6)
Final dividend	—	—	—	—	(335.7)

Shareholders’ equity after allocation of period-end results	20,129.7	19,032.7	1,097.0	5.76	18,363.7
Preferred shares	3,916.4	5,097.8	(1,181.4)	(23.17)	4,484.9
Minority interests	1,643.0	1,599.6	43.3	2.71	1,575.8

Shareholders’ equity and minority interests	25,689.1	25,730.1	(41.1)	(0.16)	24,424.4

Basic capital (Tier I)	17,635.9	16,628.8	1,007.2	6.06	16,951.2
Supplementary capital	8,582.3	8,650.9	(68.6)	(0.79)	8,570.2

Eligible capital	26,218.3	25,279.7	938.6	3.71	25,521.4
Risk weighted assets (BIS criteria)	217,111.2	198,630.4	18,480.9	9.30	205,253.4
BIS ratio	12.08	12.73	(0.65)		12.43
Tier I	8.12	8.37	(0.25)		8.26
Excess (amount)	8,849.4	9,389.2	(539.9)	(5.75)	9,101.1

Rating agencies

	Long-term	Short-term	Financial strength
Moody’s	Aa3	P1	B
Standard & Poor’s	A+	A1
Fitch Ratings	AA-	F1+	B	”

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

[THIS PAGE INTENTIONALLY LEFT BLANK]

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

The financial information set out below constitutes audited financial statements for Banco Santander for the six months ended 30 June 2004.

Banco Santander Central Hispano, S.A. and Companies composing the Santander Group

Consolidated Balance Sheet as of June 30, 2004 (Notes 1, 2 and 3)

Thousands
of Euros
Assets
Cash on hand and deposits at central banks:
Cash on hand	1,510,160
Cash at Bank of Spain	870,613
Cash at other central banks	3,756,349

6,137,122

Government debt securities (Note 5)	23,251,211

Due from credit institutions (Note 6):
Demand deposits	1,905,141
Other	34,205,286

36,110,427

Loans and credits (Note 7)	187,083,384

Debentures and other fixed-income securities (Note 8):
Public-sector issuers	29,366,706
Other issuers	19,526,003

48,892,709

Common stocks and other equity securities (Note 9)	9,981,928

Investments in non-group companies (Note 10)	4,685,353

Investments in group companies (Note 11)	963,784

Intangible assets:
Incorporation and start-up expenses	416
Other deferred charges	433,786

434,202

Consolidation goodwill (Note 12):
Fully consolidated companies	6,022,863
Companies accounted for by the equity method	1,299,962

7,322,825

Property and equipment (Note 13):
Land and buildings for own use	2,686,249
Other property	347,464
Furniture, fixtures and other	1,532,744

4,566,457

Treasury stock	20,663

Other assets (Note 22)	15,895,967

Accrual accounts	6,552,296

Accumulated losses at consolidated companies (Note 21)	4,785,940

Total Assets	356,684,268

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Thousands
of Euros
Consolidated Balance Sheet as of June 30, 2004 (Notes 1, 2 and 3)

Liabilities and equity
Due to credit institutions (Note 14)	66,852,752
Customer deposits (Note 15):
Savings deposits—
Demand	78,518,078
Time	44,635,342
Other deposits—
Demand	381,479
Time	45,997,358

169,532,257

Marketable debt securities (Note 16):
Bonds and debentures outstanding	32,874,194
Promissory notes and other securities	14,177,771

47,051,965

Other liabilities (Note 22)	12,362,521
Accrual accounts	6,303,061
Provisions for contingencies and expenses (Note 17):
Pension allowance	8,936,125
Other provisions	3,448,058

12,384,183

General risk allowance	—
Negative difference in consolidation	14,098
Consolidated net income for the year:
Group	1,910,431
Minority interests (Note 19)	282,474

2,192,905

Subordinated debt (Note 18)	11,687,718
Minority interests (Note 19)	5,276,898
Capital stock (Note 20)	2,384,201
Additional paid-in-capital (Note 21)	8,720,722
Reserves (Note 21)	5,535,325
Revaluation reserves (Note 21)	42,666
Reserves at consolidated companies (Note 21)	6,342,996

Total liabilities and equity	356,684,268

Memorandum accounts (Note 23)	95,074,751

The accompanying explanatory Notes 1 to 27 (described below) and Exhibits I to IV are an integral part of this consolidated balance sheet.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Consolidated statement of income for the six-month period ended June 30, 2004 (Notes 1, 2 and 3)

(Debit) Credit
Thousands of Euros
Interest income (Note 25)	8,693,560
Of which: Fixed-income securities	1,733,973
Interest expense (Note 25)	(4,777,147)
Income from equity securities (Note 25):
Common stocks and other equity securities	168,470
Investments in non-Group companies	173,360
Investments in Group companies	51,684

393,514

Net interest income	4,309,927

Fees collected (Note 25)	2,846,373
Fees paid (Note 25)	(565,713)
Gains (losses) on financial transactions (Note 25)	435,343

Gross operating income	7,025,930

Other operating income (Note 25)	35,694
General administrative expenses:
Personnel expenses (Note 25)	(2,025,114)
Of which:
Wages and salaries	(1,474,547)
Employee welfare expenses	(321,100)
Of which: Pensions (Note 17)	(46,468)
Other administrative expenses (Note 25)	(1,283,249)

(3,308,363)

Depreciation, amortization and writedown of property and equipment and intangible assets (Note 13)	(359,802)
Other operating expenses	(125,473)

Net operating income	3,267,986

Net income from companies accounted for by the equity method (Notes 10 and 11)
Share in income of companies accounted for by the equity method	482,706
Share in losses of companies accounted for by the equity method	(23,110)
Value adjustments due to collection of dividends	(225,044)

234,552

Amortization of consolidation goodwill (Note 12)	(234,995)
Gains on group transactions:
Gains on disposal of investments in fully consolidated companies (Note 3)	10,699
Gains on disposal of investments in companies accounted for by the equity method (Note 3)	6,331
Gains on transactions involving parent company shares and Group financial liabilities	3,697

20,727

Losses on group transactions:
Losses on disposal of investments in fully consolidated companies (Notes 3 and 12)	(4,336)
Losses on disposal of investments in companies accounted for by the equity method	(86)
Losses on transactions involving parent company shares and Group financial liabilities	(44,251)

(48,673)

Writeoffs and credit loss provisions (net) (Note 7)	(753,681)
Writedown of long-term investments (net)	(199)
Provision to general banking risk allowance	—
Extraordinary income (Note 25)	661,563
Extraordinary loss (Note 25)	(484,309)

Income before taxes	2,662,971

Corporate income tax (Note 22)	(232,282)
Other taxes (Note 22)	(237,784)

Consolidated net income for the year	2,192,905

Net income attributed to minority interests (Note 19)	282,474

Net income attributed to the Group	1,910,431

The accompanying explanatory Notes 1 to 27 (described below) and Exhibits I to IV are an integral part of this consolidated statement of income.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Explanatory notes to the consolidated balance sheet as of June 30, 2004 and to the consolidated statement of income for the six-month period ended June 30, 2004

1.	Description of the Bank, basis of presentation of the consolidated financial statements and other information

               Description of the Bank

Banco Santander Central Hispano, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The bylaws and other public information on the Bank can be consulted in the web page of the Group (www.gruposantander.com) and in its registered office at Paseo de Pereda 9-12, Santander.

               Basis of presentation of the consolidated financial statements

The consolidated financial statements of the Bank and of the companies which, together with it, compose the Santander Group (“the Group”) are presented in the formats stipulated by Bank of Spain Circular 4/1991 and subsequent amendments, and, accordingly, they give a true and fair view of the consolidated net worth, financial position and results of the Group. These consolidated financial statements, which were prepared by the Bank’s directors from the accounting records of the Bank and of each of the companies composing the Group, include the adjustments and reclassifications required to conform the accounting principles and presentation criteria followed by certain subsidiaries — mainly those abroad — with those applied by the Bank (Note 2).

In view of the business activities carried on by the Group Companies, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated net worth, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these explanatory notes to consolidated financial statements.

               Objections to corporate resolutions

The directors of the Bank and their legal advisers consider that the objection to certain resolutions adopted by the Bank’s Shareholders’ Meetings on January 18, 2000, March 4, 2000, March 10, 2001, February 9, 2002, June 24, 2002 and June 21, 2003 will have no effect on the consolidated financial statements of the Group.

On April 25, 2001, the Santander Court of First Instance number 1 rejected in full a claim contesting resolutions adopted at the Shareholders’ Meeting on January 18, 2000. The plaintiff filed an appeal against the judgment. On December 2, 2002, the Cantabria Provincial Appeal Court rejected the appeal. A cassation appeal has been filed against the judgment of the Cantabria Provincial Appeal Court.

On November 29, 2002, the Santander Court of First Instance number 2 rejected in full the claims contesting resolutions adopted at the Shareholders’ Meeting on March 4, 2000. The plaintiffs filed an appeal against the judgment. On July 5, 2004, the Cantabria Provincial Appeal Court rejected the appeal. One of the appellants has prepared an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment.

On March 12, 2002, the Santander Court of First Instance number 4 rejected in full the claims contesting resolutions adopted at the Shareholders’ Meeting on March 10, 2001. The plaintiffs filed an appeal against the judgment. On April 13, 2004, the Cantabria Provincial Appeal Court rejected the appeals. One of the appellants has prepared an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment.

On September 9, 2002, the Santander Court of First Instance number 5 rejected in full the claim contesting resolutions adopted at the Shareholders’ Meeting on February 9, 2002. The plaintiff filed an appeal against the judgment. On January 14, 2004, the Cantabria Provincial Appellate Court dismissed the appeal. The appellant has prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment.

On May 29, 2003, the Santander Court of First Instance number 6 rejected in full the claim contesting the resolutions adopted at the Shareholders’ Meeting on June 24, 2002. An appeal has been filed against the judgment.

Despite the amount of time elapsed, Santander Court of First Instance number 7 has yet to hand down its judgment on the objection to the resolutions adopted by the Shareholders’ Meeting held on June 21, 2003, since it was agreed that the proceedings should be stayed on grounds of the need for an interlocutory decision in the criminal jurisdiction derived from the preliminary proceedings conducted at Central Examining Court number 3 in respect of the amounts paid when Mr. Amusátegui and Mr. Corcóstegui retired from the Bank, which were

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

referred to in the 2003 management report submitted to the Shareholders’ Meeting held on June 19, 2004.

               Accounting policies

The consolidated financial statements of the Group were prepared in accordance with the accounting principles and valuation methods described in Note 2, which coincide with those established by Bank of Spain Circular 4/1991 and subsequent amendments thereto. All obligatory accounting principles and valuation methods with a material effect on the consolidated financial statements were applied in preparing them.

               Consolidation principles

The companies whose business activity is directly related to that of the Bank and which are directly or indirectly 50% or more owned by the Bank or, if less than 50% owned, are effectively controlled by the Bank and constitute, together with the Bank, a single decision-making unit, were fully consolidated.

All significant accounts and transactions between consolidated companies were eliminated in consolidation. The equity of third parties in the Group is presented under the “Minority Interests” caption and in the “Consolidated Net Income for the Year — Minority Interests” account in the consolidated balance sheet (Note 19).

The investments in companies controlled by the Bank and not consolidable because their business activity is not directly related to that of the Bank (Note 11) and the investments in companies which have a lasting relationship with the Group, which are intended to contribute to the Group’s business activities, in which the Group’s ownership interests are generally equal to or exceed 20% — 3% if listed — , and over which the Group exercises significant influence — as evidenced by its representation in the associated company’s governing body, significant transactions between the other Group companies and the investee, or the exchange of management personnel, among others (“associated entities” — Note 10) — , are carried at the fraction of the investees’ net worth corresponding to such investments, net of the dividends collected from them and other net worth eliminations (equity method).

The income or loss generated by companies acquired in each year is consolidated by taking into account only the income or loss relating to the period between the acquisition date and the related accounting period-end.

               Determination of net worth

In evaluating the Group’s net worth, the balances of the following captions in the accompanying consolidated balance sheet should be taken into consideration:

Thousands
of Euros
Capital stock (Note 20)	2,384,201

Reserves (Note 21):
Additional paid-in capital	8,720,722
Reserves	5,535,325
Revaluation reserves	42,666

14,298,713

Reserves at consolidated companies	6,342,996
Accumulated losses at consolidated companies	(4,785,940)

Total reserves	15,855,769

Add — Consolidated net income for the period-Group	1,910,431

Less — Treasury stock	(20,663)

Net worth per books at period-end	20,129,738

               Equity

The entry into force of Law 13/1992 and Bank of Spain Circular 5/1993 and subsequent amendments introduced new regulations governing minimum capital requirements for credit institutions at both individual and consolidated group levels.

As of June 30, 2004, the Group’s eligible capital exceeded the minimum requirements stipulated by the aforementioned regulations.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Detail of risk provisions and coverage

In accordance with the Bank of Spain regulations, the risk provisions and coverage are presented as assigned to the related assets and/or in specific accounts. The detail of the aggregate risk provisions, coverage and guarantees, disregarding their accounting classification, is as follows:

Thousands
of Euros
Credit loss allowance:
Due from credit institutions (Note 6)	77,060
Of which: Country risk	33,484
Loans and credits (Note 7)	5,102,660
Of which: Country risk	80,021
Debentures and other fixed-income securities (Note 8)	352,143
Of which: Country risk	87,823

5,531,863

Security price fluctuation allowance:
Debentures and other fixed-income securities (Note 8)	64,678
Common stocks and other equity securities (Note 9)	927,866

992,544

Pension allowance (Note 2-j):
At Spanish companies	7,591,671
At foreign companies(*)	3,437,489

11,029,160

Tangible fixed asset allowance:
Foreclosed assets (Note 13)	318,766
Other assets	60,183

378,949

Other asset allowances	148,596

Other provisions for contingencies and expenses (Note 17)	3,448,058

21,529,170

(*)	The consolidated balance sheet does not include the pension commitments of foreign companies which are covered by contracts taken out with insurance companies.

               Offer to acquire the shares of Abbey National plc (Abbey)

On July 25, 2004, the respective Boards of Directors of the Bank and Abbey approved the terms on which the Board of Directors of Abbey will recommend to its shareholders the acquisition by Banco Santander of all the common capital stock of Abbey.

               Description of the acquisition

Under the terms of the transaction and subject to the terms and conditions detailed below, the Bank will acquire all the common capital stock of Abbey, in exchange for which it will issue common shares to Abbey shareholders, with the following ratio: 1 newly-issued share of the Bank for every Abbey share.

Before the transaction becomes effective, Abbey will declare a special dividend of 25 pence per share to Abbey shareholders on the related register three trading days prior to the transaction formalization date.

In addition, current Abbey shareholders will be entitled to receive from Abbey an interim differential dividend of 6 pence per share for the six-month period ended June 30, 2004. It is expected that Abbey will declare this dividend before the transaction is completed. The sum of this dividend and the special dividend gives a total of 31 pence.

The new Banco Santander shares will give entitlement to all dividends and any other distribution that Banco Santander may declare or pay to its shareholders on or after the date on which the acquisition becomes effective.

The Board of Directors of Abbey considers the terms of the acquisition to be fair and reasonable. Accordingly, it intends to unanimously recommend that Abbey shareholders vote in favor of the transaction.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Information on Abbey

Abbey is a major financial services group in the United Kingdom, where it is the second-largest provider of residential mortgages. It is the sixth-largest bank in the UK in terms of assets, ranking sixteenth in Europe and thirtieth worldwide. For the year ended December 31, 2003, Abbey Personal Financial Services reported operating income (before taxes and extraordinary expenses) of £1 billion. In the same period, the consolidated Group recorded attributable losses of £700 million. As of the aforementioned date, Abbey had over 27,000 employees, approximately 741 branches and 18 million customers.

               Structure of the acquisition

The acquisition will be effected through a scheme of arrangement between Abbey and its shareholders under section 425 of the UK Companies Act. Abbey shareholders will receive in consideration the newly-issued shares of Banco Santander. To this end it is necessary that the High Court of Justice of England and Wales (the “Court”) approve the transaction and issue a court order to be filed at the Mercantile Registry of England and Wales.

In order for the transaction to become effective, Abbey must hold two shareholders’ meetings:

1.	A first shareholders’ meeting will be convened by order of the above-mentioned Court. The transaction will be submitted to this meeting for approval. In order for the transaction to be approved, a majority of at least 50% of the shareholders present at the meeting representing at least 75% of the voting capital stock, either in person or by proxy, must be obtained;

2.	The second shareholders’ meeting will be called for the purpose of considering and, if thought fit, adopting the corporate resolutions relating to the transaction.

For its part, if appropriate, Banco Santander will submit for approval by its next Shareholders’ Meeting the capital increase, with non-monetary contributions and disapplication of pre-emptive subscription rights, by virtue of which the new shares to be delivered in consideration for the transaction will be issued to Abbey shareholders.

Once the above-mentioned resolutions have been adopted and the other conditions of the acquisition have been satisfied (or, if appropriate, when compliance therewith has been waived), the transaction must be approved by the Court. Subsequently, the Court will issue orders that must be filed at the Mercantile Registry of England and Wales. On the date this registration is made the Exchange will become effective and will be binding for all Abbey shareholders, irrespective of whether or not they were present or voted at the Court Shareholders’ Meeting or at the Special Shareholders’ Meeting.

               Conditions and other terms of the acquisition

The acquisition is subject to certain conditions being met prior to March 31, 2005. These conditions include, inter alia:

1.	Approval of the transaction by an affirmative vote of more than 50% of the shareholders representing at least 75% of the voting capital stock, either in person at a Court Shareholders’ Meeting;

2.	Adoption of the resolutions required for the approval and implementation of the transaction, at a Special Abbey Shareholders’ Meeting to be called for this purpose;

3.	Adoption of the necessary resolutions by the Shareholders’ Meeting of Banco Santander, which will also be convened for this purpose;

4.	Approval or sanction of the transaction by the Court, and the filing of the related court order at the Registry of Companies in England and Wales;

5.	Registration at the Spanish National Securities Market Commission (CNMV) of the prospectus and other documentation relating to the issue of the new shares by Banco Santander, including the declaration by the Bank of Spain of non-objection to the capital increase;

6.	Approval by the FSA (“Financial Services Authority”) of the acquisition of control over the members of Abbey and its subsidiaries (Abbey Group) which are deemed to be authorized persons under the UK Financial Services and Market Act 2000;

7.	Approval by the FSA of the assumption by certain Banco Santander executives or employees of certain controlled functions on behalf of Abbey or members of its group which are deemed to be authorized persons in the sense indicated above;

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

8.	Authorization by the Bank of Spain of the indirect acquisition of companies composing the Abbey Group which are non-EU credit institutions; and

9.	Expiration of the required waiting period under the U.S. Hart-Scott-Rodino Act.

The transaction is also subject to other conditions, which may be waived by Banco Santander, relating to various matters such as the treatment given to the transaction by the fair trading authorities or the legal and financial position of Abbey.

It is expected that, subject to the satisfaction of all the conditions mentioned above (or, where appropriate, the waiver thereof by Banco Santander), the transaction will become effective and the acquisition completed at the end of 2004.

               Share repurchase program

On June 19, 2004, the Shareholders’ Meeting of Banco Santander authorized the Bank to purchase Banco Santander shares substantially on the same terms as those authorized at previous years’ shareholders’ meetings.

Since the aforementioned date, Banco Santander has carried on its customary market-making activities pursuant to this shareholders’ authorization and expects to continue to do so. The Bank intends to purchase Banco Santander shares throughout the acquisition period. These activities will be conducted under a share repurchase program which, authorized by the Board of Directors of Banco Santander for the purpose of reducing the Bank’s capital stock for the net repurchased amount realised under such program, and will be carried out under the following terms and conditions:

1.	The maximum number of Banco Santander shares which may be acquired will be 190,000,000 shares, representing approximately 4% of the Bank’s current capital stock;

2.	The maximum acquisition price will be €9.77 per share, which is the maximum price of the Bank’s shares during the last 12 months;

3.	The program will be in force until completion of the transaction.

2.     Accounting principles and valuation methods

The accounting principles and valuation methods applied in preparing the consolidated financial statements were as follows:

a)    Recognition of revenues and expenses

Revenues and expenses are generally recognized for accounting purposes on an accrual basis, the interest method being applied for transactions whose settlement periods exceed 12 months. However, in accordance with the principle of prudence and with Bank of Spain regulations, the interest earned on nonperforming, disputed or doubtful loans, including interest subject to country risk in countries classified as experiencing temporary difficulties and as doubtful or very doubtful, is not recognized as a revenue until it is collected.

b)    Foreign currency transactions

               Translation methods

Balances denominated in foreign currencies, including those of the financial statements of the consolidated companies and branches in non-EMU countries, were translated to euros at the average official exchange rates in the Spanish spot foreign currency market as of June 30, 2004, except for:

1.	The balances funded in euros relating to the capital amounts assigned to branches in non-EMU countries and to the reserves and undistributed earnings of companies and branches in non-EMU countries, which were translated at historical exchange rates.

2.	The revenue and expense accounts of the consolidated companies and branches in non-EMU countries, which were translated at the average exchange rates in the period.

3.	The balances arising from non-hedging forward foreign currency/ foreign currency and foreign currency/euro purchase and sale transactions, which were translated to euros at the rates prevailing in the forward foreign currency market as of June 30, 2004.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Accounting for exchange differences

The exchange differences arising from application of the above-mentioned translation methods are recorded as follows:

1.	The net debit or credit differences arising in the consolidation process are recorded under the “Accumulated Losses at Consolidated Companies” or “Reserves at Consolidated Companies” captions, respectively, in the consolidated balance sheet, net of the portion of these differences relating to minority interests (Note 21).

2.	The remaining exchange differences are recorded under the “Gains (Losses) on Financial Transactions” caption in the consolidated statement of income (Note 25), with a balancing entry, in the case of nonhedging forward transactions, under the “Other Assets” or “Other Liabilities” caption in the consolidated balance sheet.

Certain of the companies located in countries with specific accounting regulations on the recording of adjustments for inflation (basically Chile, Mexico, Uruguay, Bolivia and Peru) record debits and credits in their income statements to adjust their assets and liabilities for inflation. These debits and credits are recorded under the “Extraordinary Loss” and “Extraordinary Income” captions in the consolidated statement of income (Note 25). The detail of these items is as follows:

Thousands
of Euros
Extraordinary income:
Other revenues	8,884
Extraordinary loss:
Other expenses	(10,909)

(2,025)

c)    Credit loss allowance

The credit loss allowances, which are recorded as a reduction of the “Due from Credit Institutions”, “Loans and Credits” and “Debentures and Other Fixed-Income Securities” captions on the asset side of the consolidated balance sheet, are intended to cover possible losses in the full recovery of all types of risk transactions, except off-balance-sheet risks, arranged by the consolidated companies in the course of their business activity.

The credit loss allowances were calculated as follows:

1.	Allowance for risks in Spain and abroad, excluding country risk:

a.	Specific allowances: on a case-by-case basis, based on the loan recovery expectations and, as a minimum, by application of the coefficients stipulated in Bank of Spain regulations. The credit loss allowance is increased by provisions from period income and is decreased by chargeoffs of debts deemed to be uncollectible or which have been nonperforming for more than three years (six years in the case of mortgage loans with effective coverage) and by releases, where appropriate, of the provisions recorded for debts subsequently recovered (Note 7).

b.	General-purpose allowance: additionally, in accordance with Bank of Spain regulations, an additional general-purpose allowance, equal to 1% of the loans and credits, private-sector fixed-income securities, contingent liabilities and doubtful assets for which provision is not mandatory (0.5% for certain mortgage loans) has been provided for losses not specifically identified at period-end.

2.	Country-risk allowance: on the basis of the estimated classification of the degree of debt-servicing difficulty being experienced by each country (Note 7).

3.	Allowance for the statistical coverage of credit losses: additionally, the Group is required to record an allowance for the statistical coverage of the unrealized credit losses on the various homogeneous loan portfolios, by charging each quarter to the “Writeoffs and Credit Loss Provisions” caption in the consolidated statement of income for each of the consolidated companies, the positive difference resulting from subtracting the net specific provisions for credit losses recorded in the quarter from one-fourth of the statistical estimate of the overall unrealized loan losses on the various homogeneous loan portfolios (estimated either using calculation methods based on the Group’s statistical expectations, approved by the Bank of Spain, or calculating the credit risk of each portfolio multiplied by certain coefficients which range from 0% to 1.5%). If the resulting difference were negative, the amount would be credited to the consolidated

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

statement of income with a charge to the allowance recorded in this connection (to the extent of the available balance).

The provisions recorded to cover the losses which may be incurred by the Group as a result of the off-balance-sheet risks maintained by the consolidated companies are included under the “Provisions for Contingencies and Expenses — Other Provisions” caption in the consolidated balance sheet (Note 17).

The credit loss allowances recorded by the Group comply with Bank of Spain regulations.

d)    Government debt securities, debentures and fixed-income securities

The securities composing the Group’s fixed-income securities portfolio were classified as follows:

1.	The securities assigned to the trading portfolio, which consists of securities held for the purpose of operating in the market, are stated at their period-end market price. The net differences arising from price fluctuations are recorded (ex-coupon) under the “Gains (Losses) on Financial Transactions” caption in the consolidated statement of income (Note 25).

2.	The securities assigned to the held-to-maturity portfolio, which consists of securities which the Group has decided to hold until final maturity basically because it has the financial capacity to do so or because it has related financing available, are stated at acquisition cost, adjusted by the amount resulting from accruing by the interest method the positive or negative difference between the redemption value and the acquisition cost over the residual life of the security.

3.	The securities assigned to the available-for-sale portfolio, which consists of the securities not assigned to either of the two portfolios described above, are stated at their adjusted acquisition cost, as defined in paragraph 2 above. The adjusted acquisition cost and the market value of these securities are compared.

The market value of listed securities in this portfolio is deemed to be the market price on the last day of trading of each period and that of unlisted securities to be the current value at the market interest rates prevailing on that date. A security price fluctuation allowance is recorded, if required, with a charge to asset accrual accounts or to income.

In the fixed-income securities assigned to the available-for-sale portfolio, the net difference (additional to the security price fluctuation allowance recorded with a charge to income) by which the adjusted acquisition cost exceeded their market value amounted to €106 million as of June 30, 2004 (Note 8). This amount is not reflected in the consolidated balance sheet since the security price fluctuation allowance recorded for this amount and the asset accrual account against which the allowance was recorded offset each other. This accrual account is taken into account in calculating the Group’s capital ratio.

In the event of disposal of these securities, the losses with respect to the adjusted acquisition cost are recorded with a charge to income. Gains (if they exceed the losses charged to income in the period) are credited to income only for the portion, if any, exceeding the security price fluctuation allowance required at period-end and charged to accrual accounts.

e)    Equity securities

Equity securities held in the trading portfolio are valued at their market price at period-end. The net differences arising from price fluctuations are recorded under the “Gains (Losses) on Financial Transactions” caption in the consolidated statement of income.

The investments in nonconsolidable Group companies and in associated entities (Note 1) are accounted for by the equity method.

Equity securities other than those described above are recorded in the consolidated balance sheet at the lower of cost or market. The market value of these securities is determined as follows:

1.	Listed securities: lower of average market price in the last quarter or market price on the last day of trading in the period.

2.	Unlisted securities: underlying book value of the investment per the latest available financial statements of the investees adjusted by the unrealized gains existing at the time of acquisition and still existing at period-end. The difference between acquisition cost and the amount calculated as indicated in the preceding paragraph which may be

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

absorbed by the annual increase in the underlying book values of the investees over a maximum period of 20 years need not be written down.

The security price fluctuation allowance recorded to recognize the unrealized losses is presented as a reduction of the balance of the related captions in the consolidated balance sheet (Note 9).

f)     Intangible assets

Capital increase expenses, new business launch expenses, expenditures for the acquisition and preparation of computer systems and programs which will be useful over several years, and similar items are generally recorded at cost, net of the related accumulated amortization. These expenses are amortized with a charge to income over a maximum period of five years.

€114 million of amortization of these expenses were charged to the consolidated statement of income for the six-month period ended June 30, 2004, and this amount is recorded under the “Depreciation, Amortization and Writedown of Property and Equipment and Intangible Assets” caption.

g)    Consolidation goodwill and negative difference in consolidation

               Consolidation goodwill

The positive differences between:

(i)	the cost of the investments in consolidated companies (both those fully consolidated and those accounted for by the equity method),

(ii)	as required by the Bank of Spain, the market value of the investments in other companies contributed by third parties in capital increases carried out at the Bank in accordance with the provisions of Article 159.1.c of the revised Spanish Corporations Law (Note 20)

and the respective underlying book values adjusted at the date of first-time consolidation are allocated as follows:

1.	If the difference is allocable to specific assets or liabilities of these companies, it is recorded by increasing the value of the assets (or reducing the value of the liabilities) whose market values were higher (lower) than the net book values per these companies’ balance sheets and whose tax treatment is similar to that of analogous assets (liabilities) of the Group (amortization, accrual, etc.).

2.	The remainder is recorded as consolidation goodwill. These differences are being amortized from the acquisition date over a maximum period of 20 years (Note 12), which is the period in which it is considered that the investments will contribute to the obtainment of income for the Group.

The goodwill amortization charges are recorded under the “Amortization of Consolidation Goodwill” caption in the consolidated statement of income.

               Negative difference in consolidation

The negative differences in consolidation, which are recorded in the consolidated balance sheet as deferred revenues, can be credited to consolidated income as the losses forecast when the holding was acquired are incurred at the related company and when the investments in the capital stock of the related investee companies are totally or partially disposed of.

h)    Property and equipment

               Operating property and equipment

Property and equipment are carried at cost revalued pursuant to the applicable enabling provisions, net of the related accumulated depreciation.

Depreciation is provided by the straight-line method at rates based on the years of estimated average useful life of the related assets. The annual depreciation expense is calculated basically at the following rates:

Rate (%)
Buildings for own use	2
Furniture	7.5 to 10
Fixtures	6 to 10
Office and automation equipment	10 to 25

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Upkeep and maintenance expenses are expensed currently.

               Property and equipment acquired through foreclosure

These property and equipment items are stated at the lower of the book value of the assets used to acquire them or the appraised value of the asset acquired.

If these assets are not disposed of or added to the Group’s operating property and equipment, a provision is recorded on the basis of the time elapsed since their acquisition, the nature of the asset and/or the characteristics of the appraisal.

The provisions recorded with a charge to the “Extraordinary Loss” caption in the consolidated statement of income are presented as a reduction of the balance of the “Property and Equipment — Other Property” caption (Note 13).

i)     Treasury stock

The balance of the “Treasury Stock” caption relates to Bank shares acquired and held by consolidated companies. These shares are reflected at cost, net of the required provision, if any, which is determined on the basis of the lower of the Group’s underlying book value or market price. The aforementioned provision is recorded with a charge to the “Losses on Group Transactions” caption in the consolidated statement of income.

The total Bank shares owned by consolidated companies represented 0.10% of the capital stock issued by the Bank as of June 30, 2004. At that date, the nonconsolidable subsidiaries held 0.03% of the Bank’s capital stock.

In the six-month period ended June 30, 2004, the Group companies (consolidated or accounted for by the equity method) acquired 541,896,601 Bank shares and disposed of 539,974,881 Bank shares.

j)     Pension commitments

               Companies in Spain

Under the current collective labor agreements, certain Spanish consolidated entities have undertaken to supplement the social security benefits accruing to certain employees, or to their employees’ beneficiary rightholders, for retirement, permanent disability, death of spouse or death of parent. These commitments, which as of June 30, 2004 amounted to €9,868 million, were covered by in-house allowances and external funds at that date.

1.     Applicable regulations.

Accrued pension commitments and contingencies must be valued and covered using objective criteria. These criteria include an assumed annual interest rate not exceeding 4% and the use of properly adjusted life expectancy, mortality and disability tables (if other than those relating to the past experience of the group of employees concerned, properly checked) relating to domestic or foreign past experience. The Bank of Spain extended to credit institutions the requirement to use the Swiss GRM/F-95 past experience tables because they meet the requirements relating to the principle of prudence.

The Group (which opted to maintain its pension allowances in-house, in accordance with the applicable regulations) recorded the difference between the recorded allowances as of December 31, 1999, and the allowances calculated by applying the new valuation methods, with a balancing entry in a debit-balance account (which is presented in the consolidated balance sheet offsetting the pension allowances) which is reduced each year with a charge to the consolidated statement of income by at least one-tenth of the beginning balance. The “Extraordinary Loss” caption in the consolidated statement of income for the six-month period ended June 30, 2004 (Note 25) includes €63 million relating to the period charge recorded in this connection.

Pension commitments covered by insurance contracts (determined as the amount of the net level premium reserves to be recorded by the insurer) are recorded under the “Provisions for Contingencies and Expenses — Pension Allowance” caption, with a charge to the “Other Assets” caption in the consolidated balance sheet. As of June 30, 2004, the amount of the aforementioned insured commitments was €3,272 million (Note 17).

Additionally, the valuation differences arising exclusively from the fact that the investments relating to the insurance contracts are at interest rates exceeding those applied in calculating the commitments to employees (4% annually) are recorded as an in-house pension allowance, with a balancing entry in a debit-balance account (which is recorded in the consolidated balance sheet offsetting the pension allowance), which is reduced (with a charge to the “Interest Expense” caption in the consolidated statement of income — Note 25) at the

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

appropriate rate so that, taken together with the allocable cost resulting from the increase in the recorded in-house pension allowance arising from the rate of return used to calculate it, it is equal to the increase in value of the assets added (recorded with a credit to the “Interest Income” caption in the consolidated statement of income — Note 25), thus neutralizing the effect on income. As of June 30, 2004, the aforementioned valuation differences amounted to €981 million.

Certain labor obligations (“Other Commitments”) are recorded under the “Provisions for Contingencies and Expenses — Pension Allowance” caption (Note 17), with a charge to “Extraordinary Loss” (Note 25), over a maximum period of five years from when the obligation arose, in conformity with the applicable regulations.

In the case of commitments which must be treated as external funds, the differences which arose from the application of the new valuation methods with respect to the in-house allowance as of December 31, 1999, are recorded with a charge to income over a maximum period of 9 years if the commitment is instrumented in an insurance contract (14 years if instrumented in a pension plan). The “Extraordinary Loss” caption in the consolidated statement of income for the six-month period ended June 30, 2004 (Note 25) includes €9 million relating to the period charge recorded in this connection.

2.     In-house allowances.

The actuarial studies performed as of June 30, 2004, to determine these commitments were made on an individual basis by independent actuaries, basically using the following assumptions:

a.	Assumed interest rate: 4% per year.

b.	Mortality tables: GRM/F-95.

c.	Annual social security pension revision rate: 1.5%.

d.	Cumulative annual CPI: 1.5%.

e.	Annual salary growth rate: 2.5%.

f.	Method used to calculate the commitments to serving employees: straight-line distribution of the estimated cost per employee based on the ratio of each employee’s years of past service to his or her estimated total expected years of service (projected unit credit method).

3.     External funds.

In 2002 the Group took out insurance contracts to externalize the commitments undertaken subsequent to May 1996, and to employees hired after November 1999. The related funds are deemed to be external funds and, accordingly, they are not recorded in the consolidated balance sheet as of June 30, 2004.

4.     Funded accrued commitments.

Following are the main amounts disclosed in the aforementioned actuarial studies and the amounts assumed by insurance companies as external funds:

Thousands
of Euros
Discounted Present Value
Accrued pensions of serving employees	1,219,174
Commitments arising from employees retired early	3,405,455
Vested pensions of retired employees(*)	5,202,236
Other commitments	41,234

Total accrued commitments	9,868,099

(*)	Including pensions to employees who took early retirement.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

These commitments were funded as follows:

Thousands
of Euros
Uninsured in-house allowance	4,319,457
Insured in-house allowance:
Net level premium reserves at Group insurance companies (*)	857,095
Insurance policies taken out with other insurance companies(*)	2,415,119

3,272,214

Pension allowance (Note 1)	7,591,671

Difference pursuant to the coverage schedule stipulated by Bank of Spain Circular 5/2000(**)	688,174
Differences in insurance contracts assigned to pension commitments(**)	980,689

In-house allowance	9,260,534

External funds	616,441
Of which:
Insured provisions	559,585
Difference pursuant to the coverage schedule stipulated by Bank of Spain Circular 5/2000	56,856

Total amount	9,876,975

(*)	These amounts have been recorded under the “Provisions for Contingencies and Expenses — Pension Allowance” caption in the consolidated balance sheet with a charge to the “Other Assets” caption.

(**)	These amounts are recorded under the “Provisions for Contingencies and Expenses — Pension Allowance” caption in the consolidated balance sheet and are offset, in the same amounts, by the debit-balance accounts against which the allowance was initially recorded.

Companies abroad

Certain Group financial institutions abroad have entered into commitments with their employees which are similar to pensions.

The technical assumptions used by these entities (interest rates, mortality tables, cumulative annual CPI, etc.) are consistent with the socio-economic conditions prevailing in these countries.

As of June 30, 2004, the total commitments accrued by these companies amounted to €3,437 million. Of this amount, €1,344 million were covered by in-house pension allowances and, accordingly, are recorded under the “Provisions for Contingencies and Expenses — Pension Allowance” caption in the consolidated balance sheet. Policies taken out with insurance companies cover the remaining amount.

               Accrued cost and payments

The accrued pension cost at the Group and the payments for these commitments were as follows:

Thousands
of Euros
Accrued cost (Note 25)	437,922
Of which are recorded under:
General administrative expenses — Personnel expenses	46,468
Extraordinary loss	188,821
Interest expense	283,635
Interest income	(81,002)

Payments	494,885
Of which: have been refunded by insurance entities	97,366

k)    Assets and liabilities acquired or issued at a discount

Assets and liabilities acquired or issued at a discount, except for marketable securities, are recorded at their redemption value. The difference between this value and the amounts paid or received are recorded under the liability and asset “Accrual Accounts” captions in the consolidated balance sheet.

l)     Futures transactions

Futures transactions are recorded in memorandum accounts based on either the future rights and commitments which might have an effect on net worth, or on the balances required to

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

reflect the transactions, regardless of whether or not they affect the Group’s net worth. Accordingly, these instruments’ notional amount (theoretical value of the contracts) does not reflect the total credit or market risk assumed by the Group.

Transactions whose purpose and effect was to eliminate or significantly reduce market risks and which are performed to reduce the risk to which the Group is exposed in its management of correlated assets, liabilities and futures transactions, were treated as hedging transactions. The gains or losses arising from hedging transactions were taken to income symmetrically to the revenues or expenses arising from the hedged items, with a balancing entry under “Other Assets” or “Other Liabilities” in the consolidated balance sheet.

Nonhedging transactions (also called trading transactions) arranged on organized markets were valued at market price, and market price fluctuations were recorded in full under the “Gains (Losses) on Financial Transactions” caption in the consolidated statement of income (Note 25).

The gains or losses arising from trading transactions arranged outside organized markets are not recognized in income until they are effectively settled. However, provisions were recorded with a charge to income for potential net foreign exchange losses, if any, on each type of risk disclosed by the valuations of positions at the end of each period. The types of risks considered for these purposes are interest rate, share price and currency risks.

m)   Severance costs

Under current Spanish law, the Spanish consolidated companies are required to pay severance to employees terminated without just cause. There is no staff reduction plan making it necessary to record a provision in this connection.

n)    Corporate income tax and other taxes

These captions in the consolidated statement of income include all the debits or credits arising from Spanish corporate income tax and those taxes of a similar nature applicable to companies abroad, including both the amounts relating to the expense accrued in the period and those arising from adjustments to the amounts recorded in prior periods (Note 22).

The expense for corporate income tax of each period is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from income for tax purposes. Permanent differences are defined as those arising between the taxable income and the book income before taxes which do not revert in subsequent periods, considering the income obtained by Group companies as a whole.

In this connection, certain timing differences which have a specific reversal period of fewer than ten years are recorded for accounting purposes; all other differences are treated for all purposes as permanent differences.

Tax relief and tax credits are treated as a reduction of the corporate income tax for the period in which they are taken (Note 22). Entitlement to these tax credits is conditional upon compliance with the requirements of current regulations.

3.     Santander Group

               Banco Santander Central Hispano, S.A.

The growth of the Group in the last decade has led the Bank to also act, in practice, as a holding entity of shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group. Therefore, each period the Bank determines the amount of dividends to be distributed to its shareholders on the basis of the consolidated net income, while maintaining the Group’s traditionally high level of capitalization and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).

               International Group structure

At international level, the various banks and other subsidiary and associated companies belonging to the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.

The purpose of this structure, all of which is controlled by the Bank, is to optimize the international organization from the strategic, economic, financial and tax standpoints, since it makes it possible to define the most appropriate units to be entrusted with acquiring, selling or taking stakes in other international entities, the most appropriate financing method for these

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

transactions and the most appropriate means of remitting the income obtained by the Group’s various operating units to Spain.

The Exhibits provide relevant data on the consolidable Group companies (Exhibits I and III) and on those accounted for by the equity method which are included, inter alia, in Exhibit II.

In the six-month period ended June 30, 2004, the principal equity investments acquired and sold by the Group and other significant corporate transactions were as follows:

               Finconsumo Banca SpA (Finconsumo)

In 2003 the Group resolved to acquire the 50% holding in the capital stock of Finconsumo that it did not own and acquired 20% for €60 million in that year. In January 2004 it acquired the remaining 30% for €80 million, giving rise to goodwill of €58 million (Note 12).

               SCH Previsión S.A. de Seguros y Reaseguros

In 2003 the Group reached an agreement to divest in full its holding in this company. Once the required authorizations had been obtained, the transaction was conducted in June 2004 for a price of €162 million.

               Polskie Towarzystwo Finansowe, S.A. (PTF)

In February 2004 Santander Consumer Finance, S.A. announced the acquisition of all the shares of the Polish consumer finance company Polskie Towarzystwo Finansowe, S.A., together with the loan portfolio managed by it, for a total disbursement of €524 million, of which €460 million relate to the nominal amount of the loan portfolio acquired. The transaction as a whole gave rise to goodwill totaling €70 million (Note 12).

               ELCON Finans AS (ELCON)

Subsequent to June 30, 2004, the Group entered into an agreement with DnB NOR for the acquisition of all the shares of ELCON (a leading Norwegian vehicle insurance company) for NKr 3,440 million (approximately €400 million). Subsequently, the Group resolved to sell ELCON’s capital goods leasing and factoring businesses for approximately €160 million.

               Other investments

Compañía Española de Petróleos, S.A. (Cepsa)

In 2003 the Bank launched a tender offer for up to 42,811,991 Cepsa shares, and the offer was accepted for 32,461,948 shares, representing an investment of €909 million.

Total, S.A. considered that the tender offer constituted a breach of historical side agreements between it and the Bank in relation to Cepsa (agreements which had, however, been rendered ineffective automatically by Law 26/2003) and, accordingly, filed a request for arbitration seeking injunctive measures at the Netherlands Court of Arbitration. The award rendered in this injunctive arbitration proceeding, which does not constitute a preliminary ruling on, or consider the merits of, the matters raised since they must be resolved in an arbitration on the merits already in progress, established injunctive measures that can be summarized as follows:

1.	Requirement for the Bank and Total, S.A. to act in concert with respect to the shares of Cepsa directly or indirectly held by them.

2.	Prohibition against the sale or charging of the direct or indirect holdings of the Bank in Somaen Dos, S.L., the company through which it owned its holding in Cepsa prior to the tender offer.

3.	Prohibition against the sale or charging of the shares of Cepsa acquired by Santander in the tender offer.

The arbitration proceeding to resolve on the merits of the case is currently underway and in the submissions phase. In this proceeding, Elf and Odival (“Elf”) maintain, mainly, that the Transitional Provision of the Law on Transparency has not had any impact on the effectiveness of the side agreements contained in the agreements to which they were party, along with Banco Santander, in relation to Cepsa, and have requested the arbitration court, inter alia, to order Banco Santander to return the shares it acquired under the tender offer for Cepsa shares to the market, and to adjudge that the relevant conditions have been met so that Elf can exercise a call option vis-à-vis Banco Santander on the number of shares representing 4.35% of Cepsa’s capital stock and on various damages, some of which should be quantified during the proceeding. Banco Santander shall file its objection to Elf’s claims in a timely manner.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Royal Bank of Scotland plc (Royal Bank of Scotland)

In May 2004 the Group subscribed the capital increase at Royal Bank of Scotland, with a total disbursement of £150 million, in order to maintain unaltered its ownership interest in this company. The transaction gave rise to goodwill amounting to €16 million (Note 12).

* * * * *

The cost, total assets and gross revenues of the other consolidated companies acquired and sold in the six-month period ended June 30, 2004, were not material with respect to the related consolidated totals.

4.	Distribution of the Bank’s dividends and compensation of the Board of Directors and senior management

               Distribution of the Bank’s dividends

In July 2004 the Bank proposed the distribution of a first interim dividend out of 2004 income of €0.083 per share payable from August 1, 2004.

The accounting statement formulated pursuant to legal requirements disclosing the existence of sufficient funds for the distribution of the interim dividend was as follows, in thousands of euros:

06/30/04
Bank’s Income after taxes	813,585
Dividends paid to date	—

813,585

Interim dividend	395,777

               Compensation of the Bank’s directors

               Emoluments per the bylaws

The assignments, per the bylaws, of emoluments to the members of the Board of Directors, the Executive and Audit Committees for 2004 have not yet been approved by the Board and, accordingly, the members of the Bank’s Board of Directors, the Executive and Audit Committees did not receive any such emoluments in the first six months of 2004 in relation to 2004.

On the other hand, the members of the Board of Directors and of the Board Committees have received in the period between January 1 and June 30, 2004, an attendance assignment amounting to 551 euro thousand in the aggregate, in relation to 2004.

               Salary compensation

Salary compensation (all of which is fixed) received by the Bank’s Board members with executive duties, who as of June 30, 2004 were D. Emilio Botín-Sanz de Sautuola y García de los Ríos, D. Alfredo Sáenz Abad, D. Matías Rodríguez Inciarte, Da Ana Patricia Botín-Sanz de Sautuola y O’Shea, and D. Francisco Luzón López, in relation to the first six month period of 2004, amount to 3.331 euro thousand.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Detail by director

The detail by director of the compensation earned by the Bank’s directors in the first six months of 2004 as discussed above is as follows:

	Fixed Salary	Fees
	Compensation to		Other	Other
Directors	Executive Directors	Board	Fees	Compensation	Total

	Thousands of Euros
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	511	11	2	1	525
Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos(1)	—	6	—	—	6
Mr. Alfredo Sáenz Abad	1,287	11	2	320	1,620
Mr. Matías Rodríguez Inciarte	650	11	54	143	858
Mr. Manuel Soto Serrano	—	11	12	—	23
Mr. Juan Abelló Gallo	—	8	3	—	11
Mr. José Manuel Arburúa Aspiunza	—	6	34	1	41
Mr. Fernando de Asúa Álvarez	—	11	62	—	73
Mr. Antonio Basagoiti García-Tuñón	—	11	47	14	72
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	364	11	1	—	376
Mr. Emilio Botín-Sanz de Sautuola y O’Shea	—	11	1	—	12
Mr. Guillermo de la Dehesa Romero	—	11	6	—	17
Mr. Rodrigo Echenique Gordillo	—	11	64	658	733
Mr. Antonio Escámez Torres	—	11	53	259	323
Mr. Francisco Luzón López	519	11	1	291	822
Mr. Elías Massaveu y Alonso del Campo	—	6	4	—	10
Mr. Abel Matutes Juan	—	11	7	—	18
Sir George Ross Mathewson	—	7	—	—	7
Mr. Luis Alberto Salazar-Simpson Bos	—	11	6	—	17
Assicurazioni Generali, S.p.a.	—	3	—	—	3
Mutua Madrileña Automovilista	—	2	—	—	2

Total	3,331	192	359	1,687	5,569

(1)	Left the Board after June 30, 2004.

Compensation to the Board members as representatives of the Bank and to senior management

               Representation

By resolution of the Executive Committee, all the compensation received by the Bank’s directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake (at the expense of those companies) and which relates to appointments made after March 18, 2002, will accrue to the Group. The compensation received in the first six months of 2004 in connection with representation duties of this kind, relating to appointments agreed upon before March 18, 2002, was as follows:

		Thousands
	Company	of Euros
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	Royal Bank of Scotland	27.8
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	Shinsei Bank	32.5
Mr. Antonio Basagoiti García-Tuñón	Sacyr-Vallehermoso	43.3
Mr. Fernando de Asúa Álvarez	Cepsa	8.5

		112.1

               Senior management

Additionally, in accordance with the recommendation of the Special Commission to Foster Transparency and Security in the Markets and Listed Companies (“Aldama Commission”), following is a detail of the compensation paid to the Bank’s General Managers(*) in the first six months of 2004 in relation to that period:

	Fixed Salary	Other
Number of People	Compensation	Compensation	Total

	Thousands of Euros
21	7,095	—	7,095

(*)	Excluding Executive Directors’ compensation, which is detailed above.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Pension commitments, other insurance and other items

The total balance of supplementary pension obligations assumed by the Group over the years for its serving and retired employees, which amounted to €13,305 million (covered mostly by in-house allowances) as of June 30, 2004, includes the obligations to those who have been directors of the Bank during the year and who discharge (or have discharged) executive functions during the year. The total pension commitments to these directors, together with the total sum insured under life insurance policies at that date and other items, amounted to €173 million as of June 30, 2004.

The following table provides information on the obligations undertaken and covered by the Group relating to pension commitments to and other insurance for the Bank’s Executive Directors:

	Total Accrued	Other
	Pension Obligations	Insurance

	Thousands of Euros
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	10,298	—
Mr. Alfredo Sáenz Abad	46,276	7,724
Mr. Francisco Luzón López	31,849	6,224
Mr. Matías Rodríguez Inciarte	27,776	3,900
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	9,521	1,258

Total	125,720	19,106

Additionally, other directors benefit from life insurance policies at the Group’s expense, the related insured sum being €3 million as of June 30, 2004.

               Stock option plan

The detail of the Bank’s stock options granted to the Board members as of June 30, 2004, is as follows:

					Date of	Date of
		Average		Average	Commencement	Expiration
	Options	Exercise	Options at	Exercise	of Exercise	of Exercise
	at 01/01/04	Price	06/30/04	Price	Period	Period
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	150,000	10.545	150,000	10.545	12/30/03	12/29/05
Mr. Alfredo Sáenz Abad	100,000	10.545	100,000	10.545	12/30/03	12/29/05
Mr. Matías Rodríguez Inciarte	125,000	10.545	125,000	10.545	12/30/03	12/29/05
Mr. Antonio Escámez Torres	100,000	10.545	100,000	10.545	12/30/03	12/29/05
Mr. Francisco Luzón López	100,000	10.545	100,000	10.545	12/30/03	12/29/05

	575,000	10.545	575,000	10.545

               Loans

The Group’s direct or indirect risk exposure to the Bank’s directors as of June 30, 2004, amounted to €12 million of loans and credits and €53 million of guarantees provided. These loans and guarantees were granted at market rates in all cases.

The detail by director as of June 30, 2004, is as follows:

	Loans and
	Credits	Guarantees	Total

	Thousands of Euros
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	1,467	—	1,467
Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos	1,493	—	1,493
Mr. Juan Abelló Gallo	—	301	301
Mr. Antonio Basagoiti García-Tuñón	192	1	193
Mr. Rodrigo Echenique Gordillo	—	20	20
Mr. Francisco Luzón López	1,241	—	1,241
Mr. Abel Matutes Juan	7,140	—	7,140
Mr. Luis Alberto Salazar-Simpson Bos	—	1	1
Mutua Madrileña Automovilista(*)	13	52,932	52,945

	11,546	53,255	64,801

(*)	Guarantees provided prior to this shareholder becoming a director.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Detail of directors’ investments in companies with similar business activities and performance by directors, for their own account or for the account of others, of similar activities

In accordance with the requirements of Article 127 ter.4 of the Spanish Corporations Law, in order to enhance the transparency of listed corporations, following is a detail of the directors’ investments in the capital stock of non-Group companies engaging in: (i) banking, financing or lending; (ii) insurance; (iii) management of Collective Investment Institutions; or (iv) securities brokerage, and of the management or governing functions, if any, that the directors discharge therein:

		Line of	Number of
Director	Corporate Name	Business	Shares	Function
Mr. Emilio Botín-Sanz de Sautuola	Bankinter, S.A.	Banking	847,626	(a )
y García de los Ríos	Royal Bank of Scotland	Banking	—	Director(1)
	Shinsei Bank, Limited	Banking	—	Director(1)
	Bank of America Corporation	Banking	280	—
Mr. Jaime Botín-Sanz de Sautuola	Bankinter, S.A.	Banking	6,046,888	Adviser to
y García de los Ríos				the Board
	Línea Directa Aseguradora, S.A.	Insurance	—	Chairman(1)
Mr. Alfredo Sáenz Abad	Banco Bilbao Vizcaya Argentaria, S.A.	Banking	25,000	—
	HSBC Holdings	Banking	8,298	—
	Lloyds TSB	Banking	218	—
	San Paolo IMI, SpA	Banking	—	Director(1)
Mr. Manuel Soto Serrano	Lloyds TSB	Banking	55,000	—
	Royal Bank of Scotland	Banking	780	—
Mr. Juan Abelló Gallo	Banco Popular Español, S.A.	Banking	30,000	—
	Banco Bilbao Vizcaya Argentaria, S.A.	Banking	18,513	—
	Royal Bank of Scotland	Banking	42,000	—
	Barclays	Banking	66,000	—
	Lloyds TSB	Banking	105,700	—
	BNP	Banking	15,600	—
	AXA	Insurance	55,000	—
	American International Group	Insurance	9,900	—
	Citigroup	Banking	10,000	—
	Wells Fargo	Banking	6,500	—
	AEGON	Insurance	40,000	—
Mr. Fernando de Asúa Álvarez	Société Générale	Banking	480	—
	BNP Paribas	Banking	1,507	—
	San Paolo IMI, S.p.A.	Banking	11,000	—
	Royal Bank of Scotland	Banking	4,185	—
	Commerzbank, A.G.	Banking	2,000	—
	Banco Popular Español, S.A.	Banking	1,000	—
	Deutsche Bank, A.G.	Banking	250	—
	Centro Asegurador, S.A.	Insurance	200	Representative (2)
	Allianz	Insurance	381	—
	American International Group	Insurance	1,000	—
	Banco Bilbao Vizcaya Argentaria, S.A.	Banking	6,000	—
	Bankinter, S.A.	Banking	4,000	—
	ING	Banking	3,000	—
	Merrill Lynch	Banking	625	—
	Citigroup	Banking	800	—
	AEGON	Insurance	5,000	—
	Munich Re	Insurance	400	—
Ms. Ana Patricia Botín-Sanz de	Assicurazioni Generali, SpA	Insurance	—	Director(1)
Sautuola y O’Shea
Mr. Guillermo de la Dehesa Romero	AVIVA Vida y Pensiones, S.A.	Insurance	—	Chairman(1)
	Goldman Sachs & Co.	Banking	8,592	—
	Goldman Sachs Europe Ltd.	Banking	—	Director(1)
	AVIVA Plc.	Insurance	144	Director(1)

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

		Line of	Number of
Director	Corporate Name	Business	Shares	Function
Mr. Rodrigo Echenique Gordillo	Banco Comercial Portugués	Banking	8,865	—
	Banco Popular Español, S.A.	Banking	1,000	—
	Crédit Agricole	Banking	1,150	—
	Credit Suisse Group	Banking	975	—
	Deutsche Bank, A.G.	Banking	220	—
	Royal Bank of Scotland	Banking	590	—
	Wells Fargo	Banking	375	—
	Citigroup	Banking	340	—
	ING	Banking	830	—
	UBS	Banking	395	—
Mr. Antonio Escámez Torres	Banque Commerciale du Maroc, S.A.	Banking	10	Deputy Chairman (1)
	Banco de Valencia, S.A.	Banking	349	—
Mr. Elías Massaveu y Alonso del Campo	Bankinter, S.A.	Banking	4,241,361	Director(1)
	Banco Bilbao Vizcaya Argentaria, S.A.	Banking	164,821	—
	Espirito Santo	Banking	368,950	—
	Banco Popular Español, S.A.	Banking	1,950	—
	Banco de Galicia, S.A.	Banking	449,500	—
	Deutsche Bank, A.G.	Banking	8,750	—
	Royal Bank of Scotland	Banking	315,688	—
	Allianz A.G.	Insurance	1,210	—
Sir George Mathewson	Grupo Royal Bank of Scotland	Banking	247,977	Chairman
	National Westminster Bank Plc.	Banking	—	Chairman
	The Royal Bank of Scotland Plc	Banking	—	Chairman
	The Scottish Investment Trust Plc.	Fund Management	—	Director(1)
Mr. Abel Matutes Juan	San Paolo IMI, S.p.A.	Banking	142,689	(a )
Mr. Luis Alberto Salazar-Simpson Bos	Centro Asegurador, S.A.	Insurance	—	(a )
Assicurazioni Generali(3)	Banca Nazionale del Lavoro	Banking	192,983,281	—
	Banca D’Italia	Banking	19,000	—
	Commerzbank, A.G.	Banking	10,299,742	—
Mutua Madrileña Automovilista(3)	CESCE	Insurance	10

(a)	Ceased to be a non-executive director during the period.

(1)	Non-executive

(2)	He is the representative of the non-executive director Faa e Inversiones, S.A.

(3)	Further relevant information on the companies composing the Assicurazioni Generali and Mutua Madrileña Automovilista can be found in the groups’ 2003 financial statements.

None of the Board members perform, for their own account or for the account of others, any activities similar to those included in the foregoing table. Additionally, as required by Article 114.2 of the Securities Market Law, it is hereby stated that in the first six months of 2004 the Bank’s directors did not perform, either directly or indirectly, any transaction with the Bank or with other Group companies other than in the ordinary course of operations or on an arm’s-length basis.

               Detail of the functions performed by the directors at Group companies

The detail of the functions performed by the directors at Group companies is as follows:

Taxpayer or
Employer
Identification
Name or Corporate Name		Number of the
of the Director	Corporate Name of the Group Entity	Group Entity	Function
Mr. Emilio Botín-Sanz de Sautuola	Santander Central Hispano Investment, S.A.	A 08161507	Chairman
y García de los Ríos	Santander Asset Management, S.L.	B 81888216	Chairman
	Santander Chile Holding, S.A.	—	Chairman
Mr. Alfredo Sáenz Abad	Banco Banif, S.A. Santander Central Hispano Investment, S.A.	A 33003088 A 08161507	Chairman Deputy Chairman
Mr. Matías Rodríguez Inciarte	Banco Español de Crédito, S.A.
Santander Seguros y Reaseguros,
  Compañía Aseguradora, S.A.
Unión de Crédito Inmobiliario, S.A.
Santander Activos Inmobiliarios, S.G.I.I.C., S.A.
Banco Totta & Açores, S.A.
	Companhía Geral de Crédito Predial Portugués, S.A.	A 28000032 A 46003273 A 78973377 A 80959612 500766711 500844321	Director Director Chairman Chairman Deputy Chairman Deputy Chairman

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Taxpayer or
Employer
Identification
Name or Corporate Name		Number of the
of the Director	Corporate Name of the Group Entity	Group Entity	Function
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	Banco Español de Crédito, S.A. Santander Central Hispano Investment, S.A. Banco Santander de Negocios Portugal, S.A. Santander Asset Management, S.L.	A 28000032 A 08161507 502519215 B 81888216	Chairman Director Director Director
Mr. Rodrigo Echenique Gordillo	Banco Banif, S.A. Santander Central Hispano Investment, S.A. Allfunds Bank, S.A.	A 33003088 A 08161507 A 41001371	2nd Deputy Chairman Director Chairman
Mr. Antonio Escámez Torres	Santander Consumer Finance, S.A. Patagon Bank, S.A. Santander Benelux, S.A., N.V.	A 28122570 A 28021079 BE 464657318	Chairman Chairman Deputy Chairman
Mr. Francisco Luzón López	Grupo Financiero Santander Serfin, S.A. de C.V. Banco Santander Mexicano, S.A. Banca Serfin, S.A. Casa de Bolsa Santander Serfin, S.A. de C.V.	— — — —	Director Director Director Director

               Detail of the shares of the Bank held by the directors

The detail of the shares of the Bank held by the directors is as follows:

					% of Capital
	Direct	Indirect	By Proxy	Total	Stock
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos(1)	1,488,712	9,170,810	93,987,524	104,647,046	2.21%
Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos (2)	2,723,340	5,373,402	12,624	8,109,366	0.17%
Mr. Alfredo Sáenz Abad	336,125	1,293,267	—	1,629,392	0.03%
Mr. Matías Pedro Rodríguez Inciarte	518,311	51,000	61,444	630,755	0.01%
Mr. Manuel Soto Serrano	—	157,000	—	157,000	0.00%
Mr. Juan Abelló Gallo	1,440	11,801,725	—	11,803,165	0.25%
Assicurazioni Generali S.p.A	12,276,056	38,738,243	—	51,014,299	1.07%
Mr. Fernando de Asúa Álvarez	24,039	18,000	—	42,039	0.00%
Mr. Antonio Basagoiti García-Tuñón	470,000	—	248,630	718,630	0.02%
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea(3)	8,208,570	4,024,646	—	12,233,216	0.26%
Mr. Emilio Botín-Sanz de Sautuola y O’Shea(4)	12,153,218	12,240	—	12,165,458	0.26%
Mr. Guillermo de la Dehesa Romero	100	—	—	100	0.00%
Mr. Rodrigo Echenique Gordillo	651,598	7,344	—	658,942	0.01%
Mr. Antonio Escámez Torres	556,899	—	—	556,899	0.01%
Mr. Francisco Luzón López	1,214,883	723	—	1,215,606	0.03%
Mr. Elías Masaveu y Alonso del Campo	449,237	11,427,475	—	11,876,712	0.25%
Sir George Ross Mathewson	122	—	135,142,302	135,142,424	2.83%
Mr. Abel Matutes Juan	52,788	86,150	—	138,938	0.00%
Mr. Luis Alberto Salazar-Simpson Bos	26,415	4,464	—	30,879	0.00%
Mutua Madrileña Automovilista	58,053,029	79,160	—	58,132,189	1.22%

(1)	Mr. Emilio Botín Sanz de Sautuola y García de los Ríos holds, by proxy, the voting rights on 9,700,004 shares (0.20% of the capital stock), on 73,959,120 shares owned by Fundación Marcelino Botín (1.55% of the capital stock) and on 10,328,400 shares owned by Fundación Banco Santander Central Hispano (0.21% of the capital stock).

(2)	Mr. Jaime Botín Sanz de Sautuola y García de los Ríos ceased to be a director of Banco Santander Central Hispano, S.A. on July 25, 2004.

(3)	The voting rights on 12,148,004 shares (0.25% of the capital stock) are held by Mr. Emilio Botín Sanz de Sautuola y García de los Ríos.

(4)	The voting rights on 12,148,030 shares (0.25% of the capital stock) are held by Mr. Emilio Botín Sanz de Sautuola y García de los Ríos.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

5.     Government debt securities

               Breakdown

The detail of the balance of this caption in the consolidated balance sheet is as follows:

	Book Value	Market Value

	Thousands of Euros
Fixed-income securities:
Trading portfolio:
Treasury bills	1,261,024	1,261,024
Other listed debt securities traded by the book-entry system	4,474,286	4,474,286

	5,735,310	5,735,310

Available-for-sale portfolio:
Treasury bills	8,393	8,395
Other listed debt securities traded by the book-entry system	12,107,571	12,175,380
Other listed securities	226,252	226,278

	12,342,216	12,410,053

Held-to-maturity portfolio:
Other listed debt securities traded by the book-entry system	5,173,685	5,348,505

	23,251,211	23,493,868
Less — Security price fluctuation allowance	—	—

	23,251,211	23,493,868

               Term to maturity

The breakdown of the balance of this caption, by term to maturity, is as follows:

Millions
Term to Maturity	of Euros
Up to 3 months	1,894
3 months to 1 year	9,709
1 to 5 years	7,486
Over 5 years	4,162

23,251

               Other information

Of the assets included in the “Government Debt Securities — Fixed-Income Securities” and “Debentures and Other Fixed-Income Securities” captions (Note 8) and of the assets acquired under resale agreement, recorded under the “Due from Credit Institutions” (Note 6) and “Loans and Credits” (Note 7) captions, as of June 30, 2004, the Group had sold under repurchase agreement €64,255 million to the Bank of Spain and to other financial intermediaries and customers (public authorities, other resident sectors and nonresidents), and these amounts are recorded under the “Due to Credit institutions — Time or Notification Deposits” (Note 14) and “Customer Deposits” (Note 15) captions in the consolidated balance sheet.

The average annual interest rate on Treasury bills in the six-month period ended June 30, 2004, was 2.09%.

The “Other Listed Debt Securities Traded by the Book-Entry System” account includes debentures, bonds and government debt securities with an average annual interest rate of 3.56% in the six-month period ended June 30, 2004.

As of June 30, 2004, the nominal amount of government debt securities pledged to certain commitments of Group companies and third parties amounted to €152 million.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Security price fluctuation allowance

The variations in the balance of the “Security Price Fluctuation Allowance” account were as follows:

Thousands
of Euros
Balance at the beginning of the period	10,659

Amount used in sales and writedowns and other variations	(10,659)

Balance at period-end	—

6.     Due from credit institutions

The breakdown of the balance of this caption in the consolidated balance sheet, by type and term to maturity, is as follows:

Thousands
of Euros
By Type and Term to Maturity
Demand deposits:
Current accounts	187,468
Other accounts	1,717,673

1,905,141

Other:
Deposits and other accounts at credit and financial institutions —
Up to 3 months	11,839,940
3 months to 1 year	2,024,214
1 to 5 years	653,003
Over 5 years	594,382

15,111,539

Assets acquired under resale agreement (Note 5) —
Up to 3 months	17,614,386
3 months to 1 year	1,556,421

19,170,807

34,282,346

Less — Credit loss allowance (Note 1)	(77,060)

34,205,286

36,110,427

Of which: Euros	21,912,085

7.     Loans and credits

               Breakdown

The detail, by borrower sector, of the balance of this caption is as follows:

Thousands
of Euros
Public authorities	6,339,129
Other resident borrowers	112,812,841
Nonresident borrowers:
European Union (except Spain)	33,875,039
USA and Puerto Rico.	4,657,917
Other OECD countries	463,652
Latin America	32,926,096
Other countries	1,111,370

73,034,074

192,186,044

Less — Credit loss allowance (Note 1)	(5,102,660)

187,083,384

Of which: Euros	148,013,410

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Term to maturity, loan type and status

The detail, by term to maturity and loan type and status, of the balance of this caption, disregarding the “Credit Loss Allowance” account balance, is as follows:

Millions
of Euros
By term to maturity:
Up to 3 months	35,024
3 months to 1 year	32,435
1 to 5 years	48,754
Over 5 years	75,973

192,186

By loan type and status:
Financial bills	911
Secured loans	72,651
Spanish commercial bills	9,156
Other term loans	85,934
Assets acquired under resale agreement (Note 5)	4,353
Demand and other loans	8,024
Financial leases	8,178
Doubtful assets	2,979

192,186

               Credit loss allowance

The variations in the balance of the “Credit Loss Allowance” account which, as indicated in Note 2-c, covers nonperforming and doubtful loans and country risk of the “Due from Credit institutions” (Note 6), “Loans and Credits” and “Debentures and Other Fixed-Income Securities” captions (Note 8), were as follows:

Thousands
of Euros
Balance at the beginning of the year	5,414,396
Inclusion of companies in the Group	25,715
Net provision:	913,271
Nonperforming loans charged off against allowance	(644,821)
Exchange differences and other variations	(32,490)
Writeoffs and transfers between allowances	(144,208)

Balance at year-end (Note 1)	5,531,863

Of which:
Allowance for specific risks	2,407,660
General-purpose allowance	1,811,041
Country-risk allowance	201,328
Allowance for statistical coverage	1,111,834

The €194 million of written-off assets recovered in the period are presented as a reduction of the balance of the “Writeoffs and Credit Loss Provisions” caption in the consolidated statement of income. This caption also includes the direct writeoffs of loans classified as bad debts, which amounted to €34 million in the period.

               Country risk

The allowance for possible losses that might arise in the realization of loans and credits, deposits placed with financial institutions (Note 6), fixed-income securities (Note 8) and guarantees provided, relating to public- and private-sector entities in problem debtor countries experiencing differing degrees of debt-servicing difficulty exceeded the minimum provision requirements under Bank of Spain regulations (Note 2-c).

As of June 30, 2004, the Group’s positions exposed to country risk (disregarding intercompany balances) amounted to approximately €500 million.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

8.	Debentures and other fixed-income securities

Breakdown

The breakdown, by listing status and classification, of the balance of this caption is as follows:

Thousands
of Euros
By listing status:
Listed	47,070,221
Unlisted	2,239,309

49,309,530

By classification:
Trading portfolio	13,071,099
Available-for-sale portfolio	30,430,945
Held-to-maturity portfolio	5,807,486

49,309,530

Less —
Credit loss allowance (Note 1)	(352,143)
Security price fluctuation allowance (Note 1)	(64,678)

48,892,709

Of which: Euros	23,561,453

               Other information

As of June 30, 2004, the market value of the available-for-sale and held-to-maturity portfolios did not differ materially from the acquisition cost, adjusted as indicated in Note 2-d).

The weighted average annual interest rate on the fixed-income securities portfolio as of June 30, 2004, was 5.7%. The effect of discounting by the interest method the fixed-income securities whose interest rates are lower than the average cost of the Group’s borrowed funds is not material.

The balance as of June 30, 2004, of the “Public-Sector Issuers” account in the consolidated balance sheet includes €29,157 million relating to securities issued by nonresident public-sector entities.

€11,580 million of the Group’s total fixed-income securities portfolio as of June 30, 2004, mature in next 12 months.

               Security price fluctuation allowance

The variations in the balance of the “Security Price Fluctuation Allowance” account were as follows:

Thousands
of Euros
Balance at the beginning of the period	51,023
Net period provision	13,488
Exchange differences and other variations	167

Balance at period-end	64,678

9.     Common stocks and other equity securities

This caption includes basically the shares and securities representing holdings of less than 20% (less than 3% if listed) in the capital stock of companies which have no lasting relationship with the Group and over which no significant influence is exercised (Note 2-e), and units in mutual funds.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Breakdown

The detail, by classification and listing status, of the balance of this caption is as follows:

Thousands
of Euros
By classification:
Trading portfolio	3,388,308
Available-for-sale portfolio	6,593,620

9,981,928

By listing status:
Listed	7,307,114
Unlisted	3,602,680

10,909,794

Less- Security price fluctuation allowance (Note 1)	(927,866)

9,981,928

Of which: Euros	7,528,044

               Variations

The variations in the balance of this caption, disregarding the security price fluctuation allowance, were as follows:

Thousands
of Euros
Balance at the beginning of the period	11,012,883
Net retirements	(216,802)
Transfers to “Investments in Non-Group Companies” (Note 10)	(2,112)
Exchange differences and other variations	115,825

Balance at period-end	10,909,794

               Security price fluctuation allowance

The variations in the balance of the “Security Price Fluctuation Allowance” account were as follows:

Thousands
of Euros
Balance at the beginning of the period	948,761
Net period provision	35,489
Amount used in sales, writedowns and transfers and other variations	(56,384)

Balance at period-end	927,866

               Other information

               Vodafone Airtouch, plc. (Vodafone)

In the first half of 2004, the Group sold 0.46% of its holding in the capital stock of Vodafone, at a gain of €242 million.

               Auna Operadores de Telecomunicaciones, S.A. (Auna)

In January 2004, the Bank exercised certain agreements in connection with this company, thereby increasing its holding by 2.5%. The holding in Auna as of June 30, 2004, was 27.48%, representing an investment of €2,031 million.

               Shinsei Bank

In February 2004, the shareholders of Shinsei Bank, which was 11.4%-owned by the Group, resolved to float on the stock exchange 35% of the bank shares, which gave rise to the sale of a 4% holding by the Santander Group, at a gain of €117 million. Subsequent to the sale, the Group’s holding in this bank was reduced to 7.4%.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Notifications on share acquisitions

The notifications on share acquisitions and sales by the Bank in compliance with Article 86 of the Spanish Corporations Law and Article 53 of Securities Market Law 24/1998 are listed in Exhibit IV.

10.   Investments in non-Group companies

This caption reflects the ownership rights in the capital of associated companies, i.e. companies which, although not forming part of the Group, have a lasting relationship with the Group and are intended to contribute to its activity, and over which significant influence is exercised (Exhibit II).

               Breakdown

The breakdown, by company, of the balance of this caption (Note 3) in the consolidated balance sheet is as follows:

Thousands
of Euros
Royal Bank of Scotland	2,233,286
Cepsa	1,374,904
Unión Eléctrica Fenosa, S.A. (Unión Fenosa)	736,695
Banque Commerciale du Maroc, S.A.	116,491
Other companies	223,977

4,685,353

Of which:
Euros	2,310,606
Listed	4,344,885

               Variations

The variations in the balance of this caption were as follows:

Thousands
of Euros
Balance at the beginning of the period	4,266,425
Purchases and capital increases (Note 3)	211,313
Of which:
Royal Bank of Scotland	209,176
Sales and capital reductions (Note 3)	(9,668)
Transfers from “Common Stocks and Other Equity Securities” (Note 9)	2,112
Transfers to “Investments in Group Companies” (Note 11)	(2,055)
Effect of equity method accounting	186,645
Change of consolidation method	(11,897)
Exchange differences and other variations	42,478
Of which: Variations in reserves at associated companies (Note 21)	(52,033)

Balance at period-end	4,685,353

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

11.   Investments in Group companies

               Breakdown

This caption reflects the investments in Group companies which were not consolidated (Exhibit II) because their business activities are not directly related with those of the Group. The breakdown, by company, of the balances of this caption is as follows:

Thousands
of Euros
Inmobiliaria Urbis, S.A.	351,753
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	111,132
Compañía Aseguradora Banesto Seguros, S.A.	59,658
La Unión Resinera Española, S.A.	46,333
Santander Seguros, S.A. (Brazil)	43,915
Seguros Santander Serfin, S.A. de C.V.	33,868
Other companies	317,125

963,784

Of which:
Euros	810,976
Listed	400,759

               Variations

The variations in the balance of this caption were as follows:

Thousands
of Euros
Balance at the beginning of the period	1,067,771
Purchases and capital increases	10,207
Sales and capital reductions (Note 3)	(159,225)
Transfers from “Investments in Non-Group Companies” (Note 10)	2,055
Effect of equity method accounting	47,907
Change of consolidation method	18,732
Exchange differences and other variations	(23,663)

Balance at period-end	963,784

               Other information

As of June 30, 2004, there were no significant capital increases in progress at any nonconsolidable subsidiary.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

12.   Consolidation goodwill

               Breakdown

The breakdown, by company, of the balances of the “Consolidation Goodwill” caption (Note 3) is as follows:

Thousands
of Euros
Fully consolidated companies:
Totta Group (Portugal)	1,512,712
Banco Santander Chile	942,779
Grupo Financiero Serfin (Mexico)	815,242
AKB	801,581
Meridional Group (Brazil)	689,313
Banesto Group	360,056
Banco de Venezuela	304,103
Finconsumo	105,641
Other companies	491,436

6,022,863

Companies accounted for by the equity method:
Cepsa	633,820
Royal Bank of Scotland	400,659
Unión Fenosa	254,164
Other companies	11,319

1,299,962

7,322,825

Based on the estimates, projections and assessments available to the Bank’s directors, the forecasted revenues attributable to the Group from these companies are at least equal to the amounts of the respective goodwill balances yet to be amortized in the related periods.

               Variations

The variations in the balances of the “Consolidation Goodwill” caption were as follows:

Thousands
of Euros
Balances at the beginning of the year	7,385,224
Additions	172,704
Of which:
PTF (Note 3)	69,849
Finconsumo (Note 3)	57,839
Royal Bank of Scotland (Note 3)	15,926
Retirements due to sale	(108)
Amortization charged to income	(234,995)

Balance at period-end	7,322,825

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

13.   Property and equipment

               Variations

The variations in the “Property and Equipment” accounts and in the related accumulated depreciation were as follows:

	Land and		Furniture,
	Buildings for	Other	Fixtures
	Own Use	Property	and Other	Total

		Thousands of Euros
Revalued cost:
Balances at January 1, 2004	3,416,038	312,038	4,236,833	7,964,909
Additions due to variations in the Group	(4,402)	—	(170,188)	(174,590)
Additions/ Retirements (net)	(13,995)	43,065	161,398	190,468
Transfers	—	20,642	(20,642)	—
Exchange differences	(3,928)	(1,201)	(11,830)	(16,959)

Balances at June 30, 2004	3,393,713	374,544	4,195,571	7,963,828

Accumulated depreciation:
Balances at January 1, 2004	(692,896)	(25,057)	(2,662,987)	(3,380,940)
Additions due to variations in the Group	2,355	—	150,870	153,225
Retirements	13,252	2,200	53,796	69,248
Transfers	—	(3,694)	3,694	—
Provisions	(31,305)	(445)	(214,222)	(245,972)
Exchange differences	1,130	(84)	6,022	7,068

Balances at June 30, 2004	(707,464)	(27,080)	(2,662,827)	(3,397,371)

Property and equipment, net(*):
Balances at June 30, 2004	2,686,249	347,464	1,532,744	4,566,457

(*)	Of the total balances, approximately €1,694 million related to property and equipment of entities abroad as of June 30, 2004.

               Other property

The “Other Property” and “Furniture, Fixtures and Other” accounts include, among other items, the assets acquired through foreclosure on nonrecovered loans. These assets are recorded at foreclosure cost which in no case exceeds the book value of the loan, net of the provisions recorded as a result of comparison with their market value. The provisions amounted to €319 million as of June 30, 2004 (Note 1), and represented 58% of the recorded value.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

14.   Due to credit institutions

               Breakdown

The breakdown, by type and term to maturity, of the balance under this caption is as follows:

Thousands
By Type and Term to Maturity	of Euros
Demand deposits:
Current accounts	13,288
Other accounts	1,882,010

1,895,298

Time or notification deposits:
Bank of Spain credit account drawdowns-
Up to 3 months	222,871

Time deposits-
Up to 3 months	19,391,919
3 months to 1 year	6,915,530
1 to 5 years	3,920,678
Over 5 years	2,289,052

32,517,179

Assets sold under repurchase agreement (Note 5) —
Up to 3 months	27,718,259
3 months to 1 year	3,483,097
1 to 5 years	625,257
Over 5 years	390,791

32,217,404

64,957,454

66,852,752

Of which: Euros	43,707,424

As of June 30, 2004, the limit set by the Bank of Spain for the Bank and for the Banesto Group in the system of loans guaranteed by public-sector debt securities amounted to €1,181 million and €910 million, respectively.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

15.   Customer deposits

               Breakdown

The breakdown, by geographical area and depositor sector, of the balance of this caption is as follows:

Thousands
of Euros
By geographical area:
Spain	97,945,885
Other EU countries	26,537,733
USA and Puerto Rico	6,586,221
Other OECD countries	239,434
Latin America	36,919,166
Other	1,303,818

169,532,257

By sector:
Public authorities	10,475,284
Of which: Assets sold under repurchase agreement (Note 5)	5,622,484
Other residents —
Demand deposits	26,254,650
Savings deposits	18,550,186
Time deposits	18,109,684
Assets sold under repurchase agreement (Note 5)	19,007,243
Other deposits	759,139

82,680,902

Nonresidents	76,376,071
Of which: Assets sold under repurchase agreement (Note 5)	7,407,414

169,532,257

Of which: Euros	116,833,212

               Term to maturity

The detail, by term to maturity, of the balances of the “Savings Deposits — Time” and “Other Deposits — Time” captions in the consolidated balance sheets is as follows:

Thousands
of Euros
Savings deposits — Time:
Up to 3 months	21,949,990
3 months to 1 year	14,284,896
1 to 5 years	7,104,562
Over 5 years	1,295,894

44,635,342

Other deposits — Time:
Up to 3 months	40,142,512
3 months to 1 year	3,606,848
1 to 5 years	2,050,816
Over 5 years	197,182

45,997,358

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

16.   Marketable debt securities

               Bonds and debentures

The breakdown, by currency and interest rate, of the balance of this caption is as follows:

	June 30, 2004
		Outstanding
		Amount in	Annual
	Thousands	Currency	Interest
Issue Currency	of Euros	(Millions)	Rate (%)
Euros:
Fixed interest	17,984,999	—	4.27
Floating interest	10,491,254	—	2.53
U.S. dollars:
Fixed interest	822,676	1,000	4.36
Floating interest	599,943	729	1.70
Pounds sterling:
Fixed interest	342,909	230	7.90
Floating interest	298,180	200	3.92
Chilean pesos:
Fixed interest	1,727,259	1,332,125	6.38
Other currencies	606,974	—	N/A

Balance at period-end	32,874,194

               Variations

The variations in “Bonds and Debentures” accounts were as follows:

Thousands
of Euros
Balance at the beginning of the period	28,838,892
Issues	7,529,765
Of which:
Banco Santander Central Hispano, S.A.	4,000,000
Nonconvertible bonds February — Floating	1,500,000
Nonconvertible bonds March — Floating	1,000,000
Nonconvertible bonds April — Floating	1,000,000
Mortgage bonds March — Fixed	500,000
Banesto	3,000,000
Mortgage bonds February — Fixed	2,000,000
Bonds June — Floating	1,000,000
Redemptions	(3,561,405)
Of which:
Santander Central Hispano International Ltd.	(1,886,237)
April 2001	(500,000)
August 2000	(425,653)
April 2000	(422,816)
February 2001	(395,883)
Banesto	(1,006,902)
February 2001	(600,000)
February 2002	(400,000)
Exchange differences	66,942

Balance at period-end	32,874,194

               Maturity

The detail, by maturity, of the balance of this caption as of June 30, 2004, is as follows:

Millions
Maturity	of Euros
2004	1,958
2005	5,894
2006	3,468
2007	4,873
2008	3,104
Subsequent years	13,577

32,874

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Promissory notes and other securities

The detail, by term to maturity, of the balance of the “Promissory Notes and Other Securities” caption, relating to instruments issued basically by Santander Central Hispano International Ltd.; Santander Central Hispano Finance (Delaware), Inc.; Santander Consumer Finance, S.A.; Banco Totta & Açores, S.A. and the branch in London of the Bank, is as follows.

Thousands
Term to Maturity	of Euros
Up to 3 months	8,868,187
3 months to 1 year	3,523,471
1 to 5 years	1,786,113

14,177,771

Of which: Euros	5,853,280

17.   Provisions for contingencies and expenses

The breakdown of the balance of this caption in the consolidated balance sheet is as follows:

Thousands
of Euros
Pension allowance	8,936,125
Other provisions	3,448,058

Provisions for contingencies and expenses (Note 1)	12,384,183

               Variations

The detail of the variations in the balance of the “Provisions for Contingencies and Expenses” caption is as follows:

Thousands
of Euros
Balance at the beginning of the period	12,727,677
Net inclusion of companies in the Group	42
Provision charged to income	263,915
Insured in-house pension allowances — Companies in Spain (Note 2-j) —
Premiums paid to insurance companies	34,609
Variation in net level premium reserves of insurance companies	61,286
Payments to pensioners by insurance companies	(32,625)

63,270

Payments to pensioners and to employees who took early retirement with a charge to in-house allowances	(397,493)
Insurance premiums paid	(34.609)
Allowance used	(486,310)
Transfers	304,467
Exchange differences and other variations	(56,776)

Balance at period-end	12,384,183

               Other provisions

The balance of the “Provisions for Contingencies and Expenses — Other Provisions” caption included the following items:

Thousands
of Euros
Credit loss allowance for off-balance-sheet risks (Note 2-c)	338,179
Of which: Country risk	6,945
Allowance for losses on financial futures transactions	360,891
Allowance for contingencies and commitments at operating units:
Recorded at Spanish companies	1,008,192
Of which: Relating to investments made in Argentina	216,659
Recorded at other companies	1,740,796
Of which: Banespa	690,536

3,448,058

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

18.   Subordinated debt

The detail, by currency and interest rate, of the balance of this caption is as follows:

		June 30, 2004
		Outstanding	Annual
		Amounts	Interest
	Thousands	in Currency	Rate
Issue Currency	of Euros	(Millions)	(%)
Euros:
Fixed interest	2,569,634	—	6.39%
Floating interest	3,221,718	—	4.51%
U.S. dollars:
Fixed interest	3,627,860	4,410	7.35%
Floating interest	1,458,666	1,773	1.72%
Pounds sterling:
Fixed interest	298,174	200	6.75%
Floating interest	298,174	200	6.74%
Other currencies	213,492	—	—

Balance at period-end	11,687,718

               Variations

The variations in the balance of this caption were as follows:

Thousands
of Euros
Balance at the beginning of the period	11,221,088
Issues:	500,000
Of which:
Banesto — March 2016 — Floating	500,000
Redemptions	(249,813)
Of which:
Santander Central Hispano Issuances, Ltd. —
June 1994 — Fixed and floating	(192,956)
Exchange differences	216,443

Balance at period-end	11,687,718

               Other information

These issues are subordinated debt and, therefore, for credit seniority purposes they are junior to the claims of all general creditors of the issuers. The issues of Santander Central Hispano Issuances, Ltd. are guaranteed by the Bank or are secured by restricted deposits at the Bank.

               Maturity

The detail, by maturity, of the balance of this caption as of June 30, 2004, is as follows:

Millions
Maturity	of Euros
2004	238
2005	1,025
2006	940
2007	550
2008	188
Subsequent years	8,747

11,688

The interest on subordinated debt amounted to €344 million in the period.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

19.   Minority interests

               Breakdown

The detail, by Group company, of the balance of the “Minority Interests” caption is as follows:

Thousands
of Euros
Preferred shares issued by:
BSCH Finance Ltd.	2,084,294
Santander Finance Capital, S.A.	850,000
Pinto Totta International Finance, Ltd.	205,677
BCH Capital, Ltd.	189,222
Santander Finance Preferred, S.A.	156,314
Banesto Preferentes, S.A.	131,145
Totta & Açores Financing Limited	123,406
Banesto Holdings, Ltd.	63,590

3,803,648

Equity of minority interests:
Grupo Financiero Santander Serfin, S.A. de C.V.	504,576
Somaen Dos, S.L	366,558
Banesto Group	299,697
Banco Santander Chile	124,178
Cartera Mobiliaria, S.A., S.I.M	68,100
Brazil Group	45,019
Santander BankCorp	34,854
Orígenes AFJP, S.A.	14,865
Other companies	15,403

1,473,250

5,276,898

               Preferred shares

These are noncumulative nonvoting shares. They were subscribed by third parties outside the Group and are fully or partially redeemable after five years, at the issuer’s discretion.

               Variations

The variations in the balance of this caption were as follows:

Thousands
of Euros
Balance at the beginning of the period	6,060,704
Net inclusion of companies in the Group	(9,092)
Preferred shares:
Issue	555,432
Of which:
Santander Finance Capital, S.A.	400,000
Santander Finance Preferred, S.A.	155,432
Redemption	(1,292,447)
Of which:
BSCH Finance Ltd.	(725,554)
BCH Eurocapital, Ltd.	(566,893)
Exchange differences and other variations	55,803

(681,212)

Variation in percentages of ownership	(46,109)
Of which: Finconsumo (Note 3)	(22,800)
Dividends paid to minority interests	(71,289)
Variations in capital	17,245
Exchange differences and other variations	6,651

Balance at period-end	5,276,898

Net income for the year attributed to minority interests	282,474

5,559,372

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

20.   Capital stock

As of June 30, 2004, the Bank’s capital stock consisted of 4,768,402,943 shares, with a par value of €2,384,201,472.

The Bank’s shares are listed on the computerized trading system of the Spanish stock exchanges and on the New York, Milan, Lisbon and Buenos Aires stock exchanges, and all of them have the same features and rights. As of June 30, 2004, the only shareholder with an ownership interest in the Bank’s capital stock of over 3% was Chase Nominees Limited (with a 3.72% holding).

               Other considerations

As of December 31, 2003, the additional capital stock authorized by the Shareholders’ Meeting of the Bank amounted to €1,492 million.

On June 19, 2004, the Shareholders’ Meeting resolved to increase capital by €300 million, and fully empowered the Board of Directors, for a period of one year, to set the date for this capital increase and to establish the related terms and conditions, in all matters not already foreseen by the Shareholders’ Meeting. In exercising these powers, the Board of Directors must determine whether the capital increase is to be performed through the issuance of new shares or by increasing the par value of the existing shares.

On June 19, 2004, the Shareholders’ Meeting set the maximum number of Bank shares that the Bank and/or any Group subsidiary may acquire at 5% of the capital stock, fully paid, at a minimum price per share of the par value and a maximum price of up to 10% more than the market price in the computerized trading system (continuous market) of the Spanish stock exchanges on the acquisition date.

Also, the aforementioned Shareholders’ Meeting authorized the Bank’s Board of Directors to issue fixed-income securities, in any form permitted by law, for up to a maximum amount of €20,000 million or the equivalent amount in another currency.

As of June 30, 2004, the shares of the following companies were listed on official stock markets: Banco Río de la Plata, S.A.; Banco de Venezuela, S.A.; Banco Santander Colombia, S.A.; Santander BankCorp (Puerto Rico); Grupo Financiero Santander Serfin, S.A. de C.V.; Banco Santander Chile; Cartera Mobiliaria, S.A., S.I.M.; Santander Chile Holding, S.A.; Inmuebles B de V 1985 C.A.; Banco do Estado de Sao Paulo, S.A.; Banesto; Portada S.A. and Banco Totta & Acores, S.A. (this last-mentioned company was delisted in July 2004).

As of June 30, 2004, the capital increases in progress at Group companies and the additional capital used by their Shareholders’ Meetings were not material at Group level.

21.   Reserves

               Variations

The variations in the overall balance of reserves at the Group (see composition in Note 1) were as follows:

Thousands
of Euros
Balance at the beginning of the period	14,823,227
Prior year’s attributed income	2,610,819
Dividends paid on prior year’s income	(1,444,387)
Exchange differences	(81,251)
Variation in reserves at associated companies (Note 10)	(52,033)
Other variations, net	(606)

Balance at period-end (Note 1)	15,855,769

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Additional paid-in capital, reserves and revaluation reserves

The breakdown of the balances of these captions, relating in full to the Bank, is as follows:

Thousands
of Euros
Restricted reserves:
Legal reserve	476,841
Reserves for treasury stock	153,648
Revaluation reserves Royal Decree-Law 7/1996	42,666
Unrestricted reserves:
Additional paid-in capital	8,720,722
Voluntary reserves and consolidation reserves attributed to the Bank	4,904,836
Of which: Voluntary reserves recorded early	2,126,932

Group reserves attributed to the Bank	14,298,713
Of which: Reserves recorded at the Bank	14,178,841

               Legal reserve

Under the revised Corporations Law, 10% of Spanish companies’ net income for each year must be transferred to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

               Reserves for treasury stock

Under the revised Corporations Law, a restricted reserve was recorded for an amount equal to the book value of the Bank shares owned by subsidiaries. This reserve will become unrestricted when the circumstances which gave rise to its mandatory recording cease to exist. Additionally, this reserve includes the outstanding balance of the loans granted by the Group that are secured by Bank shares.

               Revaluation reserves Royal Decree-Law 7/1996

The balance of this account can be used, free of tax charges, to increase capital. From January 1, 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records.

If this balance were used in a manner other than as provided for in Royal Decree-Law 7/1996, it would be subject to tax.

               Additional paid-in capital

The revised Corporations Law expressly permits the use of the additional paid-in capital balance to increase capital of the entities at which it is recorded and establishes no specific restrictions as to its use.

               Early recording of voluntary reserves

As required by the Bank of Spain, the “Reserves” caption in the consolidated balance sheet as of June 30, 2004, includes “Voluntary Reserves Recorded Early”, of which approximately €2,125 million relate to the difference between the amount at which certain Bank shares were issued — in accordance with Article 159.1.c of the revised Spanish Corporations Law — for the acquisition of investments in the capital stock of other entities and the market value of the shares received in exchange, net of the equivalent reduction in the goodwill arising in the acquisitions. This amount increased initially the acquisition cost of the investments acquired.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Reserves and accumulated losses at consolidated companies

The breakdown, by company, of the balances of these captions, based on each company’s contribution to the Group (after considering the effect of consolidation adjustments), is as follows:

Thousands
of Euros
RESERVES AT CONSOLIDATED COMPANIES:
Fully consolidated companies:
Grupo Financiero Mejicano (Consolidated Group)	1,301,915
Banco Español de Crédito (Consolidated Group)	963,317
Banco do Estado de Sao Paulo, S.A. (Banespa)	852,843
Banco Santander Chile (Consolidated Group)	375,215
Banco Totta & Açores, S.A.	272,980
Santander Central Hispano Investment, S.A.	203,256
Banco Santander Puerto Rico	201,843
Banco de Venezuela, S.A. (Consolidated Group)	154,774
Santander Consumer Finance	84,773
Santander Gestión de Activos, S.A., S.G.I.I.C.	52,941
Other companies	556,618

5,020,475

Companies accounted for by the equity method:
Royal Bank of Scotland	682,678
Cepsa	249,377
Unión Fenosa	132,488
Other companies	257,978

1,322,521

Total reserves at consolidated companies	6,342,996

Of which: Restricted reserves	499,637

ACCUMULATED LOSSES AT CONSOLIDATED COMPANIES:
Fully consolidated companies:
Santander Investment Securities Inc.	191,181
Patagon Bank, S.A.	125,337
Patagon Euro, S.L.	101,860
Santander Investment Bank, Ltd.	92,187
Banco Santander Colombia (Consolidated Group)	86,856
Gessinest Consulting, S.A.	85,776
Santander Merchant Bank, Ltd.	78,688
Capital Riesgo Global, S.C.R., S.A.	44,097
Santander Financial Products, Ltd.	2,237
Other companies	437,492

1,245,711

Companies accounted for by the equity method	204,677

Translation differences(*)	3,335,552
Of which:
Translation differences due to devaluation in Argentina	966,807

Total accumulated losses at consolidated companies	4,785,940

Net balance	1,557,056

(*)	€1,639 million of which relate to the evolution of the Brazilian real.

22.   Tax matters

               Consolidated Tax Group

In accordance with current regulations, the Consolidated Tax Group includes Banco Santander Central Hispano, S.A. (as the parent company) and the Spanish subsidiaries that meet the requirements stipulated in the regulations on taxation of the consolidated net income of corporate groups (as the controlled companies).

The other Group banks and companies file individual tax returns in accordance with the tax regulations applicable in the respective countries.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Years open for tax audit

The years open for tax audit in the Consolidated Tax Group as of June 30, 2004, were 2001, 2002 and 2003 for the main taxes applicable to it.

The other Spanish consolidated entities generally have the last four years open for review by the tax inspection authorities with respect to the main taxes applicable to them, except in the case of those companies for which the statute of limitations has been interrupted due to tax audits.

In the six-month period ended June 30, 2004, there were no significant developments in the matters being contested at the different instances of the tax disputes pending resolution as of December 31, 2003.

In 2001 tax assessments were received relating to the Consolidated Tax Group headed by the former Banco Central Hispanoamericano for corporate income tax from 1993 to 1995, VAT from 1992 to 1997 and withholdings for 1996 and 1997; the amounts that were contested totaled €59.5 million. This amount relates mainly to corporate income tax timing differences. Also, it should be noted that in practically all cases the field tax inspector considered that the taxpayer’s behavior was not a tax infringement, and, accordingly, no penalty was imposed. In 2002 tax assessments were received relating to 1996, 1997 and 1998 for a total amount of €48 million, of which €39 million were contested. In 2003 tax assessments were received relating to 1998, 1999 and 2000 for a total amount of €3.4 million, of which €3.2 million were contested.

Subsequent to June 30, 2004, tax assessments were received by the Group for 1999 and 2000, which were partially contested. The amount of the resulting tax charge is not material for the Group.

The Bank’s directors consider that the liabilities, if any, which might arise as a result of these claims would not have a material effect on the consolidated statement of income for the period.

Because of the possible different interpretations which can be made of the tax regulations, the outcome of future reviews of the open years by the tax authorities might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Bank’s tax advisers consider it unlikely that such contingent liabilities or the contingent liabilities relating to the inspectors’ assessments referred to above will become actual liabilities, and that in any event the tax charge which might arise therefrom would not materially affect the consolidated financial statements of the Group.

Since 1992 the Madrid Central Court number 3 has kept open preliminary proceedings — today an Article 757 proceeding — to determine the liabilities which might arise in connection with certain credit assignment transactions carried out by Banco Santander, S.A. from 1987 through 1989. The Bank and its internal and external advisers consider that the result of this litigation will finally be in its favor and that no additional specific provision is required. The dismissal order by the aforementioned Court on July 16, 1996, represented a very considerable step towards achieving this aim, and the government lawyer (representing the tax authorities) and the Public Prosecutor’s Office have also applied repeatedly to have the case against the Bank and its management dismissed and removed from the docket. On June 27, 2002 a decision was rendered turning the aforementioned preliminary proceedings into a criminal proceeding under Article 757 of the Spanish Criminal Procedure Law. The decision was appealed against by the Public Prosecutor’s Office and by the Bank and its management.

On June 23, 2003, Panel Two of the Criminal Chamber of the National Appellate Court partially upheld these appeals, expressly recognizing that the marketing of the assignments of naked credit ownership had been entirely lawful, and reducing the number of transactions under scrutiny in the proceeding and with respect to which the Bank’s possible involvement is still being alleged from 138 to 38 (in general, the government lawyer and the Public Prosecutor’s Office also applied to have the case dismissed and removed from the docket on the ground that no offense had been committed).

At present, the time period granted to the prosecuting parties to prepare the charging instrument has expired and the Public Prosecutor’s Office and the government lawyer have applied to the Court to have the proceedings dismissed and removed from the docket.

In any event, following its traditional prudent criteria, the Group has recorded reasonable provisions to cover any contingencies which might arise from the above-mentioned situations.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Reconciliation

The reconciliation of the corporate income tax expense calculated at the standard rate to the recorded corporate income tax expense is as follows:

Thousands
of Euros
Corporate income tax at the standard rate of 35%	932,040

Permanent differences:
Amounts arising from consolidation(*)	(412,782)
Tax credits and elimination of double taxation of dividends	(49,192)

(461,974)

“Corporate Income Tax” and “Other Taxes”, per consolidated statement of income	470,066

(*)	Including the net tax effect of all the consolidation adjustments treated as permanent differences by the Group, which relate mainly to writedowns, the differences arising from the different tax rates in Spain and in other countries and the effect of allocation of the Group’s share in income of companies accounted for by the equity method.

The Bank and certain of the other Spanish consolidated companies will avail themselves of the tax credits available under corporate income tax legislation. Although the 2004 corporate income tax is not accrued until December 31, 2004, the provision for 2004 corporate income tax shown in the consolidated balance sheet as of June 30, 2004, and the consolidated statement of income for the six-month period then ended is net of the related investment, dividend double taxation and international double taxation tax credits recorded in the balance of “Permanent Differences” in the foregoing reconciliation.

               Other assets and other liabilities

The balance of the “Other Assets” caption in the consolidated balance sheet includes debit balances with the tax authorities relating to deferred tax assets. The balance of the “Other Liabilities” caption includes the liability for the various deferred taxes of the Group and the tax collection accounts.

The detail of the two balances is as follows:

Thousands
of Euros
Other Assets — Deferred tax assets	3,982,278
Of which:
Banespa	1,079,654
Early retirements in 1999	213,282
Early retirements in 2000	171,720
Early retirements in 2001	187,210
Early retirements in 2002	427,629
Early retirements in 2003	188,427
Other Liabilities — Tax collection accounts and deferred tax liabilities	3,177,351
Of which:
Tax collection accounts	2,240,213

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

23.	Memorandum accounts, futures transactions and off-balance-sheet funds under management

               Memorandum accounts

The “Memorandum Accounts” caption includes the following commitments and contingent liabilities of the Group that arose in the normal course of its operations:

Thousands
of Euros
Contingent liabilities:
Rediscounts, endorsements and acceptances	20,817
Assets assigned to sundry obligations	28,686
Guarantees and other sureties	27,454,617
Other contingent liabilities	3,519,177

31,023,297

Commitments:
Sales with repurchase option	12,282
Balances drawable by third parties
Credit institutions	1,098,962
Public authorities	2,229,516
Other sectors	53,256,603
Other commitments	7,454,091

64,051,454

95,074,751

               Futures transactions

The detail, by term to maturity, of the notional and/or contractual amounts of each type of futures transactions arranged by the Group as of June 30, 2004, is as follows:

	Millions of Euros
	Up to	1 to 5	5 to 10	Over
	1 Year	Years	Years	10 Years	Total
Unmatured foreign currency purchase and sale transactions:	63,575	5,459	819	785	70,638
Purchases of foreign currencies against euros	20,514	668	263	—	21,445
Purchases of foreign currencies against foreign currencies	32,990	3,520	519	785	37,814
Sales of foreign currencies against euros	10,071	1,271	37	—	11,379

Financial asset purchase and sale transactions(*):	4,475	3,384	1,262	510	9,631
Purchases	2,078	936	270	289	3,573
Sales	2,397	2,448	992	221	6,058

Securities and interest rate futures(*):	100,822	61,189	2	—	162,013
Purchased	43,303	59,752	—	—	103,055
Sold	57,519	1,437	2	—	58,958

Options on securities(*):	28,018	29,716	532	10	58,276
Purchased	13,412	5,006	81	—	18,499
Written	14,606	24,710	451	10	39,777

Options on interest rates(*):	23,432	44,584	13,267	4,756	86,039
Purchased	9,166	19,551	5,444	1,275	35,436
Written	14,266	25,033	7,823	3,481	50,603

Options on foreign currencies:	6,651	378	1	13	7,043
Purchased	3,448	183	—	13	3,644
Written	3,203	195	1	—	3,399

Other interest rate transactions:
Forward rate agreements (FRAs)	21,867	6,228	—	3	28,098
Interest rate swaps (IRSs)	94,684	127,288	54,326	24,493	300,791
Other	336	3,120	635	570	4,661

	116,887	136,636	54,961	25,066	333,550

Commodity futures transactions	1	1	—	—	2

Total	343,861	281,347	70,884	31,140	727,192

(*)	Based on the term of the underlying asset.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Other information

The aforementioned notional and/or contractual amounts of these transactions do not necessarily reflect the actual risk assumed by the Group, since the net position in these financial instruments is the result of offset and/or combination thereof. This net position is used by the Group basically to hedge the interest rate risk, the price of the underlying asset or the currency risk, the resulting gains or losses on which are included under the “Gains (Losses) on Financial Transactions” caption in the consolidated statement of income and, where appropriate, as an increase in, or offset of, the results on the investments for which these hedging contracts were arranged (Note 25).

               Off-balance-sheet funds under management

The detail of the off-balance-sheet funds under management by the Group is as follows:

Millions
of Euros
Mutual funds	89,773
Pension funds	20,316
Assets under management	10,005

120,094

24.	Transactions with nonconsolidable Group companies and with associated companies

The detail of the Group’s main balances with nonconsolidable companies controlled by it and with associated companies as of June 30, 2004, and of the impact of the transactions with them on the statement of income, is as follows:

Millions
of Euros
ASSETS:
Due from credit institutions	114
Loans and credits	1,392

1,506

LIABILITIES:
Due to credit institutions	128
Customer deposits	945
Debt securities	15

1,088

STATEMENT OF INCOME:
Debit —
Interest expense	16

16

Credit —
Interest income	24
Gains on financial transactions	6
Fees collected	88

118

MEMORANDUM ACCOUNTS:
Contingent liabilities	466
Commitments	1,000

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

25.   Statement of income disclosures

Following is certain relevant information in connection with the consolidated statement of income:

a)    Geographical breakdown

The geographical breakdown of the balances of the main captions composing the Group’s revenues, by country of location of the Group companies giving rise to them, is as follows:

Millions
of Euros
Interest income:
Spain	3,520
Other European countries	1,525
America	3,639
Other	10

8,694

Gains (losses) on equity securities portfolio:
Spain	328
Other European countries	37
America	29

394

Fees collected:
Spain	1,447
Other European countries	380
America	1,016
Other	3

2,846

Gains (Losses) on financial transactions:
Spain	257
Other European countries	21
America	157

435

Other operating income:
Spain	24
Other European countries	2
America	10

36

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

b)    Breakdown by type of transaction

The detail, by type of transaction, of certain captions in the consolidated statement of income is as follows:

Millions
of Euros
Interest income:
Bank of Spain and other central banks	112
Due from credit institutions	567
Fixed-income securities	1,734
Loans and credits	5,080
Revenues related to insurance contracts (Note 2-j)	81
Other revenues	1,120

8,694

Interest expense:
Bank of Spain	91
Due to credit institutions	937
Deposits	1,778
Debt securities and subordinated debt	1,157
Cost allocable to the recorded pension allowance (Note 2-j)	284
Other interest	530

4,777

Fees collected:
Contingent liabilities	128
Collection and payment services	985
Securities services	1,053
Other transactions	680

2,846

Fees paid:
Asset and liability transactions	72
Fees assigned	358
Other fees	136

566

Gains (Losses) on financial transactions(*):
Fixed-income securities	307
Equity securities	101
Exchange differences	(17)
Derivatives	44

435

(*)	The balance of these captions in the consolidated statement of income includes the net gains (losses) on trading transactions (Notes 2-d, 2-e and 2-l). To properly interpret these amounts, it must be borne in mind that, in the case of hedging transactions, gains or losses on exchange differences and derivatives are symmetrical to those recorded under the “Gains (Losses) on Financial Transactions — Fixed-Income Securities” and “Gains (Losses) on Financial Transactions — Equity Securities” captions in the foregoing detail.

c)    General administrative expenses

The detail of the balance of this caption in the consolidated statement of income is as follows:

Millions
of Euros
Personnel expenses	2,025
Other administrative expenses	1,283

General administrative expenses	3,308

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

               Personnel expenses

The detail of the balance of this caption in the consolidated statement of income is as follows:

Millions
of Euros
Wages and salaries	1,475
Social security costs	275
Period provision to in-house pension allowances (Note 2-j)	22
Contributions to external pension funds (Note 2-j)	24

46

Other expenses	229

2,025

The average number of employees at the Group, by professional category, was as follows:

Average
Number of
Employees
Senior management	111
Other line personnel	26,378
Clerical staff	8,178
General services	86

34,753

Staff of banks and companies abroad	67,956
Staff of Spanish and foreign nonbanking companies	953

103,662

               Compensation systems based on the delivery of Bank shares

In recent years, the Bank has put in place compensation systems linked to the market performance of the Bank’s shares based on the achievement of certain objectives as shown below:

               Stock option plans

						Date of	Date of
		Euros				Commencement	Expiration
	Number of	Exercise	Year	Qualifying	Number	of Exercise	of Exercise
	Shares	Price	Granted	Group	of People	Period	Period
Plans in force at January 1, 2004	25,739,966	9.38
Options exercised	(363,620)	2.84
Of which:
Plan Four	(36,000)	7.84
Managers Plan 99	(253,329)	2.29
Young Executives Plan	(72,500)	2.29
Additional Managers Plan 99	(1,791)	2.41

Plans in force at June 30, 2004	25,376,346	9.48

Of which:
Plan Four	228,000	7.84	1998	Managers	5	01/09/03	12/30/05
Managers Plan 99	1,060,670	2.29	1999	Managers	188	12/31/01	12/30/04
Additional Managers Plan 99	58,176	2.41	2000	Managers	14	04/01/02	12/30/04
Investment Bank Plan	4,503,750	10.25	2000	Managers	56	06/16/03	06/15/05
Young Executives Plan	853,750	2.29	2000	Managers	319	07/01/03	06/30/05
Managers Plan 2000	14,367,000	10.55	2000	Managers	1,039	12/30/03	12/29/05
European branches plan	4,305,000	8.51 (*)	2002 and	Managers	29	07/01/04	07/15/05
			2003			and 07/01/05

(*)	The average exercise price, which varies between €5.65 and €10.56 per share.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

The difference between the market value of the shares and the exercise price of the options is recorded as an expense under the “General Administrative Expenses — Personnel Expenses” caption in the period from the date of grant of the plans and the date of commencement of the exercise period.

               Other administrative expenses

The detail of the balance of this caption in the consolidated statement of income is as follows:

Thousands
of Euros
Technology and systems	238,867
Communications	118,156
Advertising	148,936
Buildings, fixtures and office supplies	274,104
Taxes other than income tax	69,097
Experts’ reports	89,428
Per diems and travel expenses	68,458
Surveillance and cash courier services	65,709
Insurance premiums	13,139
Other expenses	197,355

1,283,249

d)    Extraordinary income / Extraordinary loss

The net credit balance (€177 million) of these captions in the consolidated statement of income for the period ended June 30, 2004, includes the gains or losses on disposal of property and equipment and long-term investments (net income of €477 million and net loss of €25 million); the collection of interest on doubtful and nonperforming loans earned in prior years (€66 million); monetary adjustments (Note 2-b); provisions to pension allowances (Notes 2-j and 17); and other net income of €149 million.

26.   Statements of changes in financial position

The consolidated statement of changes in financial position is as follows:

Thousands
of Euros
SOURCE OF FUNDS:
From operations —
Income for the year	2,192,905
Depreciation and amortization	594,797
Net provisions to allowances for diminution in asset value and to other allowances	1,248,524
Income of companies accounted for by the equity method, net of dividends	(234,552)
Direct writedown of assets	34,309
Losses on the sale of treasury stock, equity investments and fixed assets	73,755
Gains on the sale of treasury stock, equity investments and fixed assets	(138,203)

3,771,535

Subordinated debt securities issued	500,000
Fixed-income securities	6,319,385
Short-term equity securities	112,816
Customer deposits	10,196,685
Bond and debenture issues	7,529,765
Preferred share issues	555,432
Sale of investments in Group and associated companies	181,667
Sale of property and equipment and intangible assets	178,111
Other asset items less liability items (net variation)	1,721,626

Total funds obtained	31,067,022

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Thousands
of Euros
APPLICATION OF FUNDS:
Subordinated debt securities redeemed	33,370
Lending less financing at Bank of Spain and credit institutions	5,155,117
Net purchase of treasury stock	51,062
Loans and credits	18,573,499
Redemption of bonds and debentures	3,561,405
Promissory notes and other securities	1,357,600
Purchase of investments in Group and associated companies	540,130
Purchase of property and equipment and intangible assets	455,601
Other minority interests	46,791
Redemption of preferred shares	1,292,447

Total funds applied	31,067,022

27.   Explanation added for translation to English

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Exhibit I

Consolidated companies composing the Santander Group(2)

		% of Ownership
		by the Bank			Capital		Net Income
Company	Location	Direct	Indirect	Line of Business	Stock(*)	Reserves(*)	(Loss)(*)	Cost(*)

					Millions of Euros
A.G. Activos y Participaciones, S.A.	Spain	—	88.49%	Securities investment	5	152	5	83
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	Holding company	395	—	(51)	736
Administradora de Fondos de Pensiones y Cesantías Santander, S.A.	Colombia	—	100.00%	Pension fund manager	9	15	6	100
Afinidad AFAP, S.A.	Uruguay	—	100.00%	Fund manager	1	—	—	11
Afisa, S.A. (formerly Santander, S.A., Administradora de Fondos de Inversión)	Chile	—	99.98%	Fund manager	3	3	—	2
AFP Summa Bansander S.A.	Chile	—	99.44%	Pension fund manager	23	25	13	73
AFP Unión Vida, S.A.	Peru	—	99.94%	Pension fund manager	10	4	17	20
Agrícola Los Juncales, S.A.	Spain	—	88.60%	Real estate	1	9	3	10
AKB Marketing Services Sp. Z.o.o.	Poland	—	100.00%	Marketing	1	—	—	8
Alce Tenedora Inversiones, S.L.	Spain	—	100.00%	Holding company	—	—	—	—
Aljarafe Golf, S.A.	Spain	—	70.51%	Real estate	17	(4)	—	—
Aljardi SGPS, Lda	Portugal	—	100.00%	Holding company	1,159	(8)	(2)	1,159
Allfunds Bank, S.A.	Spain	—	100.00%	Banking	27	(4)	2	25
Altec, S.A.	Chile	—	100.00%	IT services	12	(7)	(8)	12
América Latina Tecnología de México, S.A. De C.V.	Mexico	99.99%	—	IT services	51	—	(3)	16
Andaluza de Inversiones, S.A.	Spain	—	100.00%	Securities investment	30	(1)	(1)	27
Argenline, S.A.	Uruguay	—	100.00%	Finance	—	—	—	—
Asesora de Titulización, S.A., S.G.F.T.	Spain	70.00%	30.00%	Securitization	1	—	1	1
Aurum, S.A.	Chile	0.92%	99.08%	Holding company	53	(50)	(12)	51
Ausant Holding GMBH	Austria	—	99.83%	Holding company	11	512	—	158
Ausant Merchant Participations GMBH	Austria	—	99.41%	Holding company	—	427	1	104
Auto Internet, S.A.	Poland	—	100.00%	Brokerage services	—	—	—	—
B.R.S. Investment S.A.	Argentina	—	100.00%	Finance	33	(25)	(1)	245
B.S.N. Dealer — Sociedade Financeira de Corretagem, S.A.	Portugal	—	99.35%	Securities company	4	9	1	3
Banca Serfin, S.A.	Mexico	—	73.98%	Banking	485	209	219	641
Banco Alicantino de Comercio, S.A.	Spain	—	88.60%	Banking	9	—	—	9
Banco Banif, S.A.	Spain	100.00%	—	Banking	39	78	22	132
Banco Caracas, Holding N.V.	Netherlands Antilles	—	87.71%	Banking	11	7	(3)	38
Banco Caracas, N.V.	Netherlands Antilles	—	87.71%	Banking	10	(1)	(3)	8
Banco de Albacete, S.A.	Spain	100.00%	—	Banking	9	—	1	9
Banco de Asunción, S.A.	Paraguay	—	99.32%	Banking	1	5	(3)	34
Banco de Venezuela, S.A., Banco Universal(1)	Venezuela	96.78%	1.47%	Banking	20	209	129	606
Banco do Estado de Sao Paulo, S.A.	Brazil	—	98.01%	Banking	692	242	486	739
Banco Español de Crédito, S.A.	Spain	87.33%	1.27%	Banking	1,229	972	429	1,861
Banco Madesant — Sociedade Unipessoal, S.A.	Portugal	—	100.00%	Banking	624	549	59	1,150
Banco Río de la Plata S.A.	Argentina	20.18%	78.91%	Banking	124	338	(181)	1,396
Banco Santa Cruz, S.A.	Bolivia	96.19%	0.15%	Banking	45	12	6	65
Banco Santander (Guernsey), Ltd. (formerly Banco Santander Central Hispano (Guernsey), Ltd.)	Guernsey	—	99.98%	Banking	10	33	4	10
Banco Santander (Panamá), S.A.	Panama	—	100.00%	Banking	10	18	6	71
Banco Santander (Suisse), S.A.	Switzerland	—	99.96%	Banking	19	46	12	23
Banco Santander Bahamas International, Ltd.	Bahamas	—	100.00%	Banking	5	797	11	785
Banco Santander Brasil, S.A.	Brazil	—	95.93%	Banking	341	88	(3)	477
Banco Santander Chile	Chile	—	83.94%	Banking	939	144	277	1,432
Banco Santander Colombia, S.A.	Colombia	—	97.64%	Banking	57	17	3	439
Banco Santander de Negocios Portugal, S.A.	Portugal	—	99.35%	Banking	26	89	21	28
Banco Santander International	USA	94.80%	5.20%	Banking	4	85	11	8
Banco Santander Meridional, S.A.	Brazil	—	96.91%	Banking	222	25	19	546
Banco Santander Mexicano, S.A.	Mexico	—	73.98%	Banking	236	387	211	493
Banco Santander Portugal, S.A.	Portugal	12.74%	85.21%	Banking	156	125	37	327
Banco Santander Puerto Rico	Puerto Rico	—	88.63%	Banking	84	274	23	348
Banco Santander, S.A.	Brazil	—	99.89%	Banking	916	70	383	1,849
Banco Santander, S.A.	Uruguay	—	100.00%	Banking	36	(13)	(18)	48
Banco Totta & Açores, S.A.	Portugal	73.73%	25.64%	Banking	529	1,322	87	3,198
Banco Totta de Angola, SARL	Angola	—	99.35%	Banking	8	6	8	18
Banco Totta de Cabo Verde	Cape Verde	—	99.36%	Banking	3	—	—	3
Banespa, S.A Serviços Técnicos, Administrativos e de Corretagem de Seguros	Brazil	—	98.01%	Services	4	(41)	62	25
Banespa, S.A. Corretora de Cambio e Titulos	Brazil	—	98.01%	Securities company	6	(11)	18	7
Banesto Banca Privada Gestión, S.A. S.G.I.I.C.	Spain	—	88.60%	Fund manager	2	—	—	2
Banesto Banco de Emisiones, S.A.	Spain	—	88.60%	Banking	24	53	—	77
Banesto Bolsa, S.A., Sdad. Valores y Bolsa	Spain	—	88.60%	Securities company	5	63	5	35

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

		% of Ownership
		by the Bank			Capital		Net Income
Company	Location	Direct	Indirect	Line of Business	Stock(*)	Reserves(*)	(Loss)(*)	Cost(*)

					Millions of Euros
Banesto Delaware, Ltd.	USA	—	88.60%	Finance	—	—	—	—
Banesto e-Business, S.A.	Spain	—	88.60%	Securities investment	6	(6)	(1)	6
Banesto Factoring, S.A. Establecimiento Financiero de Crédito	Spain	—	88.60%	Factoring	5	13	—	13
Banesto Finance, Ltd.	Cayman Islands	—	88.60%	Finance	—	—	—	—
Banesto Issuances, Ltd.	Cayman Islands	—	88.60%	Finance	1	—	—	1
Banesto Renting, S.A.	Spain	—	88.60%	Finance	1	1	1	2
Banesto Securities, Inc.	USA	—	88.74%	Securities company	—	—	—	—
Banesto Servicios y Tecnología Aplicada, S.A.	Spain	—	88.60%	Services	4	—	—	4
Banif Gestión, S.A., S.G.I.I.C.	Spain	—	97.72%	Fund manager	1	5	1	2
Bansa Santander, S.A.	Chile	—	99.99%	Real estate	19	(16)	(1)	17
Bansalease, S.A., E.F.C. (formerly Santander Central Hispano Lease, S.A., E.F.C.)	Spain	100.00%	—	Leasing	48	12	8	51
Bansaleasing Colombia, S.A., Compañía de Financiamiento Comercial	Colombia	—	100.00%	Leasing	4	1	—	8
Bansamex, S.A.	Spain	50.00%	—	Cards	—	1	—	1
Bansander de Financiaciones, S.A., EFC	Spain	—	100.00%	Finance	5	24	2	4
Bansander Leasing, Corp.	Puerto Rico	—	100.00%	Leasing	—	4	—	—
Bansander, S.A.	Spain	100.00%	—	Securities investment	—	—	—	—
Bansimo Imobiliaria, Lda	Portugal	—	99.36%	Real estate management	25	(14)	—	25
Bitalbond, B.V.	Netherlands	100.00%	—	Holding company	—	16	—	17
Bozano, Simonsen Latín América, S.A.	Argentina	—	96.91%	Finance	—	—	—	—
Briswiss, Ltd.	Virgin Islands	—	99.65%	Holding company	687	270	27	938
Buhal Leasing, Ltd.	United Kingdom	100.00%	—	Leasing	7	(5)	—	2
Cabel, S.A.	Belgium	86.99%	9.98%	Holding company	—	—	—	—
Cambios Sol, S.A.	Spain	—	62.11%	Purchase and sale of foreign currency	2	2	—	—
Canfy, S.L.	Spain	89.00%	11.00%	Holding company	51	17	11	77
Cántabra de Inversiones, S.A.	Spain	100.00%	—	Securities investment	187	43	548	187
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	—	Securities investment	154	17	(18)	141
Capital Riesgo Global, SCR, S.A.	Spain	100.00%	—	Venture capital company	11	166	(2)	177
Cartera Mobiliaria, S.A., SIM	Spain	54.99%	29.48%	Securities investment	31	439	42	210
Carvasa Inversiones, S.L.	Spain	—	100.00%	Holding company	7	56	(7)	101
Casa de Bolsa Santander Serfín, S.A. De C.V.	Mexico	—	73.95%	Securities company	32	5	6	32
CC — Bank Spólka Akcyjna	Poland	—	100.00%	Banking	11	6	(2)	17
CC autoboerse.de AG	Germany	—	100.00%	Internet	1	—	1	1
CC Credit Rt	Hungary	—	100.00%	Finance	4	1	2	4
CCB Finance, s.r.o.	Czech Republic	—	100.00%	Leasing	22	(1)	1	22
CC-Bank Aktiengesellschaft	Germany	—	100.00%	Banking	30	357	178	399
CC-Debit GmbH	Germany	—	100.00%	Insurance	—	—	4	—
CC-Holding GmbH	Germany	—	100.00%	Holding company	49	242	2,056	1,247
CC-ITS GmbH	Germany	—	100.00%	Services	—	—	2	—
CC-Leasing Austria Gesellschaft m.b.h.	Austria	—	100.00%	Leasing	—	—	—	—
CC-Leasing GmbH	Germany	—	100.00%	Leasing	1	3	26	4
Centradia España, S.A.	Spain	—	100.00%	Counseling services	—	—	—	—
Centro de Equipamientos Zona Oeste, S.A.	Spain	25.35%	74.65%	Real estate	52	(12)	(7)	37
Comercial Española de Valores, S.A.	Spain	69.03%	30.97%	Securities investment	8	22	—	27
Companhía Geral de Crédito Predial Português, S.A.	Portugal	—	99.36%	Banking	280	315	50	678
Consultoría Tributaria, Financiera y Contable, S.A.	Spain	100.00%	—	Counseling services	—	—	—	—
Corpoban, S.A.	Spain	—	88.49%	Securities investment	36	26	2	65
Corporación Industrial y Financiera de Banesto, S.A.	Spain	—	88.49%	Holding company	134	238	5	401
Corredora de Seguros Santander, Ltda.	Chile	—	83.94%	Insurance broker	1	3	5	1
Coutts Securities, Inc.	USA	100.00%	—	Holding company	—	1	—	10
Credisol, S.A.	Uruguay	—	100.00%	Cards	—	—	—	7
Crefisa, Inc.	Puerto Rico	100.00%	—	Finance	34	—	—	34
Digital Procurement Holdings, N.V.	Netherlands	89.03%	—	Electronic services	16	—	—	14
Diners Club Spain, S.A.	Spain	90.00%	—	Cards	2	5	1	7
Dolnoslaska Grupa Finansowa SpZo.o.	Poland	—	100.00%	Finance	—	—	—	—
Dudebasa, S.A.	Spain	—	88.60%	Finance	22	13	—	24
Elerco, S.A.	Spain	—	88.49%	Rental	—	37	1	38
Factoring Santander Serfín, S.A. De C.V.	Mexico	—	73.04%	Factoring	52	(28)	—	6
FC Factor S.R.L.	Italy	—	70.00%	Finance	1	1	—	1
FFB — Participaçoes e Serviços, Sociedade Unipessoal, S.A.	Portugal	—	100.00%	Holding company	1,020	2,232	80	1,020
Fideicomiso 100740 SPLT	Mexico	—	74.89%	Finance	—	—	—	—
Fideicomiso GFSSLPT Banca Serfín, S.A.	Mexico	—	73.98%	Finance	28	—	—	20
Finconsumo Banca SPA	Italy	—	70.00%	Finance	22	41	18	82
Foggia, S.G.P.S., S.A.	Portugal	—	99.36%	Holding company	419	1,705	7	1,909
Fomento Cultural Santander Mexicano, A.C.	Mexico	—	73.98%	Services	—	1	—	—
Fomento e Inversiones, S.A.	Spain	100.00%	—	Securities investment	1	14	(32)	17

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

		% of Ownership
		by the Bank			Capital		Net Income
Company	Location	Direct	Indirect	Line of Business	Stock(*)	Reserves(*)	(Loss)(*)	Cost(*)

					Millions of Euros
Fondo Inverpro, S.A. De C.V.	Mexico	—	73.96%	Fund manager	3	(1)	—	2
Fondos Santander, S.A. Administradora de Fondos de Inversión	Uruguay	—	100.00%	Fund manager	—	—	—	1
Fonlyser, S.A. De C.V.	Mexico	—	73.97%	Finance	32	—	—	17
Formación Integral, S.A.	Spain	—	88.60%	Training	1	—	—	1
Fortensky Trading, Ltd.	Ireland	—	100.00%	Finance	—	—	—	—
Gedinver e Inmuebles, S.A.	Spain	—	88.60%	Finance	3	4	2	9
Geoban, S.A.	Spain	—	88.60%	Services	—	1	—	1
Gescoban Soluciones, S.A.	Spain	—	88.60%	Finance	—	—	—	—
Gessinest Consulting, S.A.	Spain	99.88%	0.12%	Holding company	9	(54)	(1)	—
Gestión Industrial Hispamer, S.A.	Spain	100.00%	—	Business promotion	—	—	—	—
Gestión Santander México, S.A. De C.V.	Mexico	—	73.98%	Finance	2	1	3	1
Golf Prado Real, S.A. (formerly Tarajalte, S.A.)	Spain	99.99%	0.01%	Holding company	—	—	—	—
Grupo Empresarial Santander, S.L.	Spain	80.38%	19.62%	Holding company	2,843	1	2	4,005
Grupo Financiero Santander Serfín, S.A. De C.V.	Mexico	73.73%	0.25%	Holding company	1,760	(307)	434	1,747
Grupo Inmobiliario La Corporación Banesto, S.A.	Spain	—	88.49%	Securities investment	1	9	(2)	24
Grupo Santander Perú, S.A.	Peru	—	100.00%	Holding company	19	4	11	323
Hipotebansa EFC, S.A.	Spain	100.00%	—	Mortgage loan company	36	8	16	36
Hispamer Servicios Financieros EFC, S.A.	Spain	—	100.00%	Finance	83	32	39	98
Holbah II, Ltd.	Bahamas	—	100.00%	Holding company	—	959	(9)	1,232
Holbah Merchant Co., Ltd.	Bahamas	—	100.00%	Holding company	2	(33)	(3)	30
Holbah, Ltd.	Bahamas	—	100.00%	Holding company	—	(211)	50	122
Holneth Merchant, B.V.	Netherlands	—	100.00%	Holding company	—	(2)	—	—
Holneth, B.V.	Netherlands	—	100.00%	Holding company	9	42	(7)	9
Holsant, B.V.	Netherlands	—	100.00%	Holding company	—	31	(20)	—
Hualle, S.A.	Spain	—	88.60%	Securities investment	—	—	—	—
Imoholsant-Imobiliaria, S.A.	Portugal	—	99.36%	Holding company	2	23	—	25
Ingeniería de Software Bancario, S.L.	Spain	49.00%	45.19%	IT services	61	(4)	(6)	28
Inmobiliaria Central Española, S.A.(3)	Spain	99.99%	0.01%	Holding company	3	—	—	4
Inmobiliaria Laukariz S.A.	Spain	—	88.60%	Real estate	—	14	—	10
Inmobiliaria Lerma y Amazonas, S.A. De C.V.	Mexico	—	73.94%	Real estate management	7	11	(1)	13
Inmobiliaria Santander México, S.A de C.V.	Mexico	—	99.99%	Real estate management	8	(8)	—	6
Inmuebles B de V 1985 C.A.	Venezuela	—	35.02%	Rental of premises	—	1	—	—
Integrated Securities Services, S.A.	Spain	—	60.00%	Holding company	1	—	1	—
Integritas Trust, S.A.	Switzerland	—	100.00%	Holding company	—	—	—	—
Inversiones de Valores Industriales, S.A., SIM	Spain	—	99.99%	Securities investment	3	7	(2)	8
Inversiones Estratégicas, S.A. De C.V.	Mexico	—	47.60%	Finance	—	—	—	—
Inversiones Internacionales Bansander, S.A.	Chile	—	99.44%	Finance	2	—	—	2
Inversiones Santander (Bahamas), Ltd.	Bahamas	—	85.00%	Counseling services	10	2	(8)	10
Itasant Sociedade Gestora de Participaçoes Sociais Sociedade Unipessoal, Lda	Portugal	—	100.00%	Holding company	—	348	(11)	92
Larix Limited	Isle of Man	—	88.60%	Real estate	—	2	—	2
Lion Consulting, S.A.	Argentina	—	98.01%	Counseling services	—	—	—	—
Lodares Inversiones, S.L.	Spain	100.00%	—	Holding company	12	225	19	236
Macame, S.A.	Spain	90.09%	9.91%	Holding company	1	3	36	10
Madeisisa — SGPS Sociedade Unipessoal, Lda	Portugal	—	99.36%	Holding company	3	(1)	6	3
Mercado de Dinero, S.A.	Spain	—	88.60%	Securities investment	—	—	—	—
Mermul Mercados Múltiplos, S.A.	Portugal	—	99.36%	Real estate management	41	—	—	41
MKTF, S.A. De C.V.	Mexico	—	100.00%	Finance	—	—	—	1
Mosiler, S.A.	Uruguay	—	100.00%	Services	—	—	—	—
Nave de Argo, S.L., Sociedad Unipersonal	Spain	100.00%	—	Holding company	—	—	—	—
Nordin, S.A.	Spain	—	88.60%	Real estate	—	(1)	2	—
Oil-Dor, S.A.	Spain	—	88.49%	Finance	60	70	6	122
Omega Gesellschaft für Vertriebsentwicklung mbh	Germany	—	100.00%	Holding company	—	—	—	—
Operadora de Derivados Serfin, S.A. De C.V.	Mexico	—	73.97%	Finance	—	—	—	—
Optimal Investment Services, S.A.	Switzerland	—	100.00%	Fund manager	4	—	1	5
Orígenes AFJP, S.A.	Argentina	—	59.20%	Pension fund manager	35	19	(9)	183
Pacale, S.A. De C.V.	Mexico	—	73.94%	Finance	7	12	(1)	13
Pan American Bank, Ltd.	Bahamas	—	100.00%	Banking	2	2	—	26
Parasant, S.A.	Switzerland	100.00%	—	Holding company	1,156	31	—	1,156
Patagon Bank, S.A.	Spain	—	100.00%	Banking	39	(10)	1	47
Patagon Euro, S.L.	Spain	87.83%	12.17%	Holding company	7	132	(58)	75
Peninsular, S.A.	France	100.00%	—	Holding company	—	—	—	9
Polskie Towarzystwo Finansowe, S.A.	Poland	—	100.00%	Finance	1	2	3	—
Pombimo Imobiliaria, S.A.	Portugal	—	99.36%	Real estate management	8	2	—	32
Portada, S.A.	Chile	—	96.16%	Finance	4	1	—	5
Premises, B.V.	Netherlands	100.00%	—	Finance	—	—	—	—

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

		% of Ownership
		by the Bank			Capital		Net Income
Company	Location	Direct	Indirect	Line of Business	Stock(*)	Reserves(*)	(Loss)(*)	Cost(*)

					Millions of Euros
Préstamos de Consumo, S.A.	Argentina	—	99.97%	Finance	18	(18)	—	8
Promoción de Servicios Integrales, S.A. De C.V.	Mexico	—	99.99%	Services	—	—	—	—
Promociones y Desarrollo Bansa, S.A. De C.V.	Mexico	—	99.99%	Finance	—	—	—	—
Promotora AFR de Venezuela, S.A.	Venezuela	—	98.23%	Counseling services	6	(2)	(1)	6
Riobank International (Uruguay) SAIFE	Uruguay	—	100.00%	Banking	16	5	—	18
Riyal, S.L.	Spain	60.20%	39.80%	Holding company	17	388	47	426
S C Servicios y Cobranzas S.A.	Colombia	—	97.76%	Collection and payment services	—	1	—	1
Saninv Gestao e Investimentos, Sociedade Unipessoal, S.A.	Portugal	—	100.00%	Finance	—	—	—	—
Santana Credit E.F.C., S.A.	Spain	—	50.00%	Finance	4	1	1	1
Santander — Imovest, Sociedade Gestora de Fundos de Investimentos Imobiliários, S.A.	Portugal	—	99.35%	Fund manager	1	1	2	3
Santander Activos Inmobiliarios, S.G.I.I.C., S.A. (formerly Santander Central Hispano Activos Inmobiliarios, S.A., S.G.I.I.C.)	Spain	—	99.09%	Fund manager	1	6	10	6
Santander Asset Management, Ltda.	Brazil	—	95.93%	Securities investment	3	—	9	2
Santander Asset Management, S.L.	Spain	100.00%	—	Fund manager	29	66	36	10
Santander Banespa Administradora de Consorcios, Ltda.	Brazil	—	95.93%	Finance	—	—	—	—
Santander Banespa, Cia. de Arrendamiento Mercantil	Brazil	—	98.01%	Leasing	96	4	6	105
Santander Bank and Trust (Bahamas), Ltd.	Bahamas	—	100.00%	Banking	1	1,427	1	1,257
Santander BankCorp	Puerto Rico	—	88.63%	Holding company	92	337	20	190
Santander Benelux, S.A., N.V.	Belgium	99.99%	0.01%	Banking	40	1	1	25
Santander Brasil Arrendamento Mercantil, S.A.	Brazil	—	95.93%	Leasing	11	1	1	10
Santander Brasil Investimentos e Serviços, S.A.	Brazil	—	98.74%	Services	17	11	3	29
Santander Brasil Participaçoes e Emprendimentos, S.A.	Brazil	—	95.93%	Services	3	2	1	6
Santander Brasil Participaçoes e Serviços Técnicos, Ltda.	Brazil	—	95.90%	Services	71	—	(12)	76
Santander Brasil S.A., Corretora de Cambio e Valores Mobiliarios	Brazil	—	96.84%	Securities company	10	10	2	13
Santander Capital Desarrollo, SGECR, S.A. (formerly Santander Central Hispano Desarrollo, SGECR, S.A.)	Spain	100.00%	—	Venture capital company	—	—	—	—
Santander Capitalizaçao, S.A.	Brazil	—	98.98%	Fund manager	4	1	12	4
Santander Carteras, S.G.C., S.A. (formerly Santander Central Hispano Carteras, S.A., S.G.C.)	Spain	—	100.00%	Fund manager	1	4	1	1
Santander Central Hispano — Gestâo de Empresas de Crédito Especializado, SGPS, S.A.	Portugal	—	99.36%	Securities investment	4	1	34	16
Santander Central Hispano Asset Management Bahamas Inc.	Bahamas	—	100.00%	Fund manager	—	15	3	—
Santander Central Hispano Asset Management Ireland, Ltd.	Ireland	—	100.00%	Fund manager	—	13	2	—
Santander Central Hispano Asset Management Luxembourg, S.A.	Luxembourg	—	97.72%	Fund manager	—	1	—	—
Santander Central Hispano Bolsa, S.V., S.A.	Spain	—	100.00%	Securities company	25	81	22	104
Santander Central Hispano Finance (Delaware), Inc.	USA	100.00%	—	Finance	—	1	—	—
Santander Central Hispano Finance, B.V.	Netherlands	100.00%	—	Finance	—	1	—	—
Santander Central Hispano Financial Services, Ltd.	Cayman Islands	100.00%	—	Finance	—	1	—	—
Santander Central Hispano International Ltd.	Cayman Islands	100.00%	—	Finance	—	3	—	—
Santander Central Hispano Investment, S.A.	Spain	100.00%	—	Banking	21	120	97	14
Santander Central Hispano Issuances, Ltd.	Cayman Islands	100.00%	—	Finance	—	3	—	—
Santander Central Hispano Multileasing, S.A., E.F.C.	Spain	70.00%	30.00%	Leasing	23	3	2	23
Santander Central Hispano Renting, S.A.	Spain	100.00%	—	Renting	6	13	2	18
Santander Comercial Paper, S.A.	Spain	100.00%	—	Holding company	—	—	—	—
Santander Chile Holding, S.A.	Chile	22.11%	77.33%	Holding company	411	78	78	278
Santander Companhia Securitizadora de Créditos Financeiros	Brazil	—	95.90%	Collection management	73	1	(30)	55
Santander Consumer Finance, Germany GmbH	Germany	—	100.00%	Holding company	—	—	—	—

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

		% of Ownership
		by the Bank			Capital		Net Income
Company	Location	Direct	Indirect	Line of Business	Stock(*)	Reserves(*)	(Loss)(*)	Cost(*)

					Millions of Euros
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	Banking	173	1,274	98	1,517
Santander de Titulización SGFT, S.A. (formerly Santander Central Hispano Titulización SGFT, S.A.)	Spain	81.00%	19.00%	Securitization	1	—	2	1
Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda.	Brazil	—	95.93%	Securities company	2	1	—	3
Santander Factoring, S.A.	Chile	—	99.44%	Factoring	5	10	1	6
Santander Factoring y Confirming, S.A., E.F.C. (formerly Santander Central Hispano Factoring y Confirming, S.A., E.F.C.)	Spain	100.00%	—	Factoring	59	20	4	76
Santander Financial Products, Ltd.	Ireland	—	100.00%	Finance	—	139	10	162
Santander Gest, Sociedade Gestora de Patrimónios, S.A.	Portugal	—	99.35%	Fund manager	1	—	—	1
Santander Gestâo de Activos, SGPS, S.A.	Portugal	—	99.35%	Fund manager	4	16	5	7
Santander Gestión de Activos, S.A., S.G.I.I.C. (formerly Santander Central Hispano Gestión, S.A., S.G.I.I.C.)	Spain	28.30%	69.42%	Fund manager	23	30	50	33
Santander Gestión de Recaudación y Cobranzas, Ltda.	Chile	—	98.90%	Finance	1	—	—	2
Santander Global Services, S.A.	Uruguay	—	100.00%	Services	—	—	—	—
Santander Holanda, B.V. (formerly BCH International, B.V.)	Netherlands	100.00%	—	Holding company	19	(3)	8	3
Santander Holding Gestión, S.L.	Spain	—	100.00%	Holding company	1	—	95	1
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	Holding company	23	5	476	23
Santander Insurance Agency, Inc.	Puerto Rico	—	88.63%	Securities investment	15	(8)	2	3
Santander International Debt, S.A.	Spain	100.00%	—	Holding company	—	—	—	—
Santander Inversiones, S.A.	Chile	—	99.99%	Holding company	319	(18)	(8)	340
Santander Investment Bank, Ltd.	Bahamas	—	100.00%	Banking	8	99	(34)	405
Santander Investment Chile, Ltda.	Chile	—	99.99%	Finance	46	40	16	56
Santander Investment Colombia, S.A.	Colombia	—	99.86%	Finance	8	(1)	(1)	45
Santander Investment Gerente FCI, S.A.	Argentina	—	99.09%	Fund manager	—	9	—	—
Santander Investment Inmobiliaria Colombia, Ltda.	Colombia	—	99.86%	Real estate management	6	(2)	—	1
Santander Investment Limited	Bahamas	—	100.00%	Securities company	—	13	1	8
Santander Investment, S.A.	Spain	100.00%	—	Holding company	308	(1,851)	—	327
Santander Investment Securities, Inc. (formerly Santander Central Hispano Investment Securities, Inc.)	USA	—	100.00%	Holding company	230	(153)	(12)	295
Santander Investment Sociedad Agente de Bolsa, S.A.	Peru	—	100.00%	Securities company	3	(1)	—	10
Santander Investment Trust Colombia S.A., Sociedad Fiduciaria	Colombia	—	100.00%	Fund manager	2	7	—	17
Santander Investment Valores Colombia S.A., Comisionista de Bolsa Comercial	Colombia	—	97.76%	Securities company	—	1	1	1
Santander Investment, S.A., Corredores de Bolsa	Chile	—	99.99%	Securities company	12	14	3	12
Santander Issuances, S.A.	Spain	100.00%	—	Holding company	—	—	—	—
Santander Management Gesellschaft für Abrechnungssyisteme mbh	Germany	—	100.00%	Finance	—	—	—	—
Santander Management Latinoamérica, B.V.	Netherlands	—	100.00%	Holding company	—	—	—	—
Santander Merchant Bank, Ltd.	Bahamas	—	100.00%	Banking	4	66	—	145
Santander Merchant, S.A.	Argentina	—	99.97%	Finance	9	(10)	—	20
Santander Mexicano, S.A., De C.V. Afore	Mexico	—	73.98%	Pension fund manager	33	4	44	4
Santander Multimedios, S.A.	Chile	—	99.99%	Internet	1	—	—	1
Santander Pensiones, S.A., E.G.F.P. (formerly Santander Central Hispano Pensiones, E.G.F.P., S.A.)	Spain	21.20%	76.52%	Pension fund manager	39	6	6	50
Santander Pensôes — Sociedade Gestora de Fundos de Pensôes, S.A.	Portugal	—	99.35%	Pension fund manager	1	1	1	1
Santander Private Advisors, Ltd. (formerly Santander Central Hispano Private Advisors, Ltd.)	USA	100.00%	—	Holding company	—	—	—	—
Santander S.A. Agente de Valores	Chile	—	84.09%	Securities company	41	67	19	21
Santander S.A. Sociedad Securitizadora	Chile	—	84.00%	Securitization	1	—	3	1
Santander Securities Corporation	Puerto Rico	—	88.63%	Securities company	19	2	7	17
Santander Sociedad de Bolsa, S.A.	Argentina	—	99.09%	Securities company	1	2	1	3
Santander Sociedade Gestora de Fundos de Investimento Mobiliario, S.A.	Portugal	—	99.35%	Fund manager	4	4	4	5
Santander Trade Services, Ltd. (formerly Santander Central Hispano Trade Services, Ltd.)	Hong-Kong	—	100.00%	Counseling services	35	(34)	1	35
Santander Venezuela Sociedad Administradora de Entidades de Inversión Colectiva, C.A.	Venezuela	—	76.50%	Fund manager	—	—	—	—
Santander, S.A., Administradora General de Fondos	Chile	—	83.95%	Fund manager	12	18	11	8
Santiago Corredores de Bolsa, Ltda.	Chile	—	83.94%	Securities company	7	3	—	8
Santiago Leasing, S.A.	Chile	—	84.02%	Leasing	27	7	3	51
Santusa Holding, S.L.	Spain	60.16%	39.84%	Holding company	3,702	4,065	806	6,567
SCH Overseas Bank, Inc.	Puerto Rico	—	100.00%	Banking	88	117	7	80

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

		% of Ownership
		by the Bank			Capital		Net Income
Company	Location	Direct	Indirect	Line of Business	Stock(*)	Reserves(*)	(Loss)(*)	Cost(*)

					Millions of Euros
Sercopyme, S.A.	Spain	—	88.60%	Services	17	2	—	20
Serfin International Bank and Trust	Cayman Islands	—	99.36%	Banking	40	(12)	6	25
Serfin VII, Ltd.	Cayman Islands	—	100.00%	Fund manager	—	1	—	8
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	100.00%	—	Security	1	—	—	1
Servicios Administrados, S.A.	Uruguay	—	100.00%	Finance	—	—	—	3
Servicios de Cobranza, Recuperación y Seguimiento, S.A. De C.V.	Mexico	—	100.00%	Services	2	—	—	4
Sinvest Inversiones y Asesorías Limitada	Chile	—	99.99%	Finance	1	29	4	2
Sistema 4B, S.A.	Spain	46.02%	11.49%	Cards	3	13	4	10
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	—	100.00%	Appraisals	1	—	1	1
Societe de Gestion de Leopard Fund, S.A.	Luxembourg	—	100.00%	Fund manager	—	—	—	—
Sodepro, S.A.	Spain	—	88.33%	Finance	3	1	—	3
Soince, S.A.	Chile	0.01%	99.80%	Holding company	—	8	(1)	8
Somaen Dos, S.L.	Spain	—	59.96%	Holding company	26	634	78	402
Sotrón, S.L.	Spain	100.00%	—	Holding company	5	85	11	86
Suleyado 2003, S.L.	Spain	100.00%	—	Holding company	—	—	—	—
Surandinas Asesorias e Inversiones, Ltda.	Chile	—	100.00%	Securities company	—	—	—	1
Swesant Merchant, S.A.	Switzerland	—	100.00%	Holding company	2	—	—	383
Swesant, S.A.	Switzerland	—	100.00%	Holding company	—	164	—	—
Symbios Capital, B.V.	Netherlands	—	100.00%	Venture capital company	58	(25)	7	41
Symbios Capital, S.L.	Spain	98.00%	2.00%	Holding company	—	1	(1)	—
Taxagest Sociedade Gestora de Participaçoes Sociais, S.A.	Portugal	—	99.35%	Holding company	42	23	14	42
Teatinos Siglo XXI, S.A.	Chile	50.00%	50.00%	Holding company	68	(82)	62	362
Teylada, S.A.	Spain	11.11%	88.89%	Securities investment	—	—	—	—
Títulos de Renta Fija, S.A.	Spain	100.00%	—	Securities investment	—	—	—	—
Tornquist Asesores de Seguros, S.A.	Argentina	—	98.99%	Counseling services	—	—	—	—
Totta & Açores Ct. Inc. — Naugatuck	USA	—	99.36%	Banking	—	—	—	—
Totta & Açores Finance Ireland, Limited	Ireland	—	97.69%	Finance	57	—	2	56
Totta & Açores Inc. Newark	USA	—	99.36%	Banking	—	—	—	—
Totta (Ireland), PLC	Ireland	—	99.36%	Finance	286	14	11	284
Totta Crédito Especializado, Instituiçao Financeira de Crédito, S.A. (IFIC)	Portugal	—	99.13%	Leasing	35	36	14	42
Totta Urbe — Empresa de Administraçâo e Construçôes, S.A.	Portugal	—	99.36%	Real estate	100	5	—	147
Universia Holding, S.A.	Spain	50.00%	50.00%	Internet	—	—	—	—
Urbiespar, S.A.	Spain	—	45.89%	Real estate	—	—	—	—
Valores Santander Casa de Bolsa, C.A.	Venezuela	—	76.50%	Securities company	2	—	3	7
Vista Capital de Expansión, S.A. SGECR	Spain	—	50.00%	Venture capital management	—	2	(1)	1
Vista Desarrollo, S.A. SCR	Spain	100.00%	—	Venture capital company	48	49	2	48
W.N.P.H. Gestao e Investimentos Sociedade Unipessoal, S.A.	Portugal	—	100.00%	Securities investment	—	30	1	—
Wallcesa, S.A.	Spain	100.00%	—	Securities investment	2	15	(3)	14
Wassens Onroerend Goed, B.V.	Netherlands	—	100.00%	Holding company	—	—	—	—
Wex Point Finance, S.L.	Spain	—	45.16%	Services	1	3	(1)	3

(*)	Amount per books of each company as of December 31, 2003. The cost per books (net of allowances) is the figure shown in the books of each holding company multiplied by the Group’s percentage of ownership, disregarding amortization of consolidation goodwill. The data on foreign companies were translated to euros at the year-end exchange rates.

(1)	Data expressed on a comparable basis with those for calendar 2003.

(2)	The preferred share issuer companies are detailed in Exhibit III, together with other relevant information.

(3)	In July 2004 this company changed its name to Pereda Gestión, S.A.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Exhibit II

Nonconsolidable companies in which the Santander Group has holdings of more than 3% (20% if unlisted)

		% of Ownership
		by the Bank			Capital		Net Income
Company	Location	Direct	Indirect	Line of Business	Stock(*)	Reserves(*)	(Loss)(*)

					Millions of Euros
ABSLine Multimedia, S.L.	Spain	—	47.50%	Internet	2	(2)	(1)
Accordfin España, E.F.C., S.A.	Spain	—	49.00%	Finance	9	—	—
Administradora de Tarjetas de Crédito	Bolivia	—	24.08%	Cards	1	—	—
Agrícola Tabaibal, S.A.	Spain	—	65.74%	Agriculture and livestock	1	—	—
Agropecuaria Tapirapé, S.A.	Brazil	—	95.37%	Agriculture and livestock	2	(1)	—
Aguas de Fuensanta, S.A.	Spain	—	39.27%	Food	3	5	—
Alcaidesa Holding, S.A.	Spain	—	44.24%	Real estate	13	33	(1)
Alcaidesa Inmobiliaria, S.A.	Spain	—	44.24%	Real estate	34	36	(1)
Alcaidesa Servicios, S.A.	Spain	—	44.24%	Services	—	—	—
Almacenadora Serfin, S.A. De C.V.	Mexico	—	72.98%	Storage	16	(15)	—
Almacenadora Somex, S.A. De C.V.	Mexico	—	71.94%	Storage	1	4	—
Altavida Santander Seguros de Vida, S.A. (formerly Altavida Compañía de Seguros de Vida, S.A.)	Chile	—	100.00%	Insurance	9	13	3
Antena 3 de Televisión, S.A. (consolidated)(**)	Spain	0.51%	9.49%	Media	167	291	(207)
Aparcamientos y Construcciones, S.A.	Spain	—	88.60%	Real estate	3	(1)	—
Arena Communications Network, S.L.(**)	Spain	20.00%	—	Advertising	—	3	—
Asajanet Servicios Agropecuarios, S.L.	Spain	30.00%	—	Internet	—	1	—
Attijari Factoring Maroc, S.A.(**)	Morocco	—	25.00%	Factoring	3	1	—
Attijari International Bank Société Anonyme(**)	Morocco	50.00%	—	Banking	2	1	—
Auna Operadores de Telecomunicaciones, S.A. (consolidated)(**)	Spain	12.35%	11.14%	Telecommunications	2,198	110	(55)
Banco Internacional da Guiné-Bissau, S.A.	Guinea Bissau	—	48.69%	Banking	1	(32)	(1)
Banesto B2C Escaparate, S.L.	Spain	—	88.60%	Technology	2	(3)	—
Banesto Ceuta y Melilla, S.A.	Spain	—	88.59%	S.I.M.C.A.V.	5	—	—
Banestur, S.A.	Spain	—	88.60%	Tourism	—	—	—
Banque Commerciale du Maroc Société Anonyme(**)	Morocco	—	20.39%	Banking	124	387	39
Benim — Sociedade Imobiliaria, S.A.	Portugal	—	24.84%	Real estate	1	7	—
Bozano, Simonsen Centros Comerciais, S.A.	Brazil	—	96.90%	Management of shopping malls	55	31	8
BPI SGPS,S.A.(**)	Portugal	—	6.39%	Banking	760	303	164
Canela Foods, S.A.	Spain	27.70%	—	Hospitality services	—	10	(4)
Cantabria Capital, SGECR, S.A.	Spain	50.00%	—	Venture capital manager	—	—	—
Capital Variable SIMCAV, S.A.	Spain	—	59.59%	S.I.M.C.A.V.	—	—	—
Carpe Diem Salud, S.L.	Spain	100.00%	—	Health care services	—	—	—
Carpe Diem Servicios Sanitarios, S.L.(**)	Spain	61.29%	—	Marketing and distribution of healthcare products	—	(1)	—
Catmoll, S.L.	Spain	100.00%	—	Concession-holder	7	—	—
CBE Service SPRL(**)	Belgium	—	20.00%	Services	—	—	—
Centradia Group, Ltd.(**)	United Kingdom	29.03%	—	Counseling services	39	(22)	(2)
Central Virtual de Compras Corporativas, S.L.	Spain	60.25%	1.99%	e-Commerce	10	(4)	(2)
Centro de Compensación Automatizado, S.A.(**)	Chile	—	27.98%	Payment system	—	—	—
Centro Desarrollo Invest. Apli. Nuevas Tecnologías	Spain	—	43.41%	Technology	—	—	—
Certidesa, S.L.	Spain	—	100.00%	Aircraft lease	22	(1)	(4)
Ciudad Financiera, S.A.	Spain	99.00%	1.00%	Real estate	—	—	—
Clínica Sear, S.A.	Spain	—	44.76%	Health care	1	7	—
Club Zaudin Golf, S.A.	Spain	—	67.04%	Services	—	15	—
Commerzbank, A.G. (consolidated)(**)	Germany	—	3.38%	Banking	1,545	9,866	(2,320)
Compañía Aseguradora Banesto Seguros, S.A.	Spain	—	88.60%	Insurance	19	32	10
Compañía Concesionaria del Túnel de Soller, S.A.	Spain	—	28.88%	Construction	17	—	—
Compañía Española de Petróleos, S.A. (consolidated)(**)	Spain	12.35%	19.92%	Oil refining	268	2,019	612
Consorcio Credicard, C.A.	Venezuela	—	32.75%	Cards	1	2	2
Consorcio Internacional de Seguros de Crédito, S.A.	Spain	20.25%	—	Credit insurance	21	1	(1)
Consorcio Mexicano de Seguros de Crédito, S.A.	Spain	40.25%	—	Credit insurance	4	—	—
Corporate Director Dos, S.L.	Spain	66.67%	—	Holding company	—	—	—
Corporación Suiche 7B, C.A.	Spain	—	31.70%	Cards	—	1	1
Corporate Director Uno, S.L.	Spain	33.33%	—	Holding company	—	—	—
Costa Canaria de Veneguera, S.A.	Spain	—	65.74%	Real estate	22	(5)	(1)

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

		% of Ownership
		by the Bank			Capital		Net Income
Company	Location	Direct	Indirect	Line of Business	Stock(*)	Reserves(*)	(Loss)(*)

					Millions of Euros
Crinaria, S.A.	Spain	—	88.60%	Hospitality	2	6	—
Depósitos Portuarios, S.A.	Spain	—	88.50%	Services	—	—	—
Deposoltenegolf, S.A.	Spain	—	88.60%	Sports	1	12	9
Desarrollo Informático, S.A.	Spain	—	88.60%	IT	2	—	(1)
Diseño e Integración de Soluciones, S.A.	Spain	—	88.60%	IT	1	4	(4)
Efearvi, S.A.	Spain	—	88.51%	Real estate	1	(1)	—
Empresa de Tarjetas Inteligentes, S.A.(**)	Chile	—	22.39%	Cards	2	(1)	—
Entidad Recursos Eroski, S.L.	Spain	—	49.00%	Marketing of financial products	1	—	—
Estrella Servi-Rent, S.A.	Spain	—	49.00%	Automotive industry	—	—	—
Eurobenet, S.A.	Spain	—	49.00%	Automotive industry	—	—	—
Europartners Holding, S.A.(**)	Luxembourg	50.00%	—	Holding company	—	1	1
Gestión de Actividades Turísticas, S.A.	Spain	99.98%	0.02%	Services	—	—	—
Gire, S.A.(**)	Argentina	—	57.80%	Payment instruments	—	3	1
Grupo Corporativo ONO, S.A.(**)	Spain	—	20.84%	Telecommunications	881	(39)	(122)
Grupo Eurociber, S.A.	Spain	—	88.60%	Services	1	—	—
Grupo Financiero Galicia, S.A. (consolidated)(**)	Argentina	—	7.57%	Banking	293	158	(58)
Grupo Golf del Sur, S.A.	Spain	—	88.60%	Real estate	—	9	—
Grupo Konecta Net, S.L.	Spain	—	35.63%	Holding company	3	2	1
Grupo Sacyr Vallehermoso, S.A. (consolidated)(**)	Spain	3.10%	0.04%	Real estate	246	732	334
Grupo Taper, S.A.(**)	Spain	27.77%	—	Distribution of medical materials	4	19	1
Guaranty Car, S.A.	Spain	—	42.03%	Automotive industry	1	—	—
H.B.F. Aluguer e Comercio de Viaturas, S.A.	Portugal	—	100.00%	Renting	—	—	—
H.B.F. Auto-Renting, S.A.	Spain	—	100.00%	Renting	1	3	2
HLC — Centrais de Cogeraçao, S.A.(**)	Portugal	—	24.33%	Electricity	2	(4)	(2)
Hispamer Renting, S.A.	Spain	—	100.00%	Renting	—	1	1
Ibergement Assesments, S.L.	Spain	99.67%	—	Holding company	—	—	(8)
Ibérica de Compras Corporativas, S.L.	Spain	4.75%	40.19%	e-Commerce	6	(1)	(4)
Infotel, Información y Telecomunicaciones, S.A.	Spain	—	29.45%	Telecommunications	5	—	—
Inmobiliaria Urbis, S.A.	Spain	—	45.90%	Real estate	152	462	89
Instituto Serfin, A.C	Mexico	—	73.41%	Not-for-profit institute	1	1	—
Intereuropa Bank, R.T. (consolidated)(**)	Hungary	—	10.00%	Banking	27	17	8
Internacional Compañía Seguros de Vida, S.A.	Argentina	—	59.20%	Insurance	1	28	(18)
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	—	Holding company	—	5	(1)
Inversiones Turísticas, S.A.	Spain	—	88.60%	Hospitality	5	27	1
Konecta BTO Contactcenter, S.A. (formerly Konecta Net, S.A.U.)	Spain	—	35.63%	Marketing	—	3	—
Konecta Canarias, S.A.	Spain	—	35.63%	Marketing	—	—	—
Konecta Centro Especial de Empleo, S.A.	Spain	—	35.65%	Market surveys	—	—	—
Konecta Comercialización, S.L.	Spain	—	35.61%	Marketing	—	—	—
Konecta Field Marketing, S.A.U	Spain	—	35.63%	Holding company	—	—	—
Konecta Net Empleo, E.T.T., S.A.	Spain	—	35.63%	Temporary employment agency	—	—	—
Konecta Portugal, Lda	Portugal	—	35.63%	Marketing	—	—	—
Konecta The One to One Agency, S.L. (formerly Interacciona Soluciones de CRM, S.L.)	Spain	—	35.63%	Holding company	—	3	—
Konectanet Eventos, S.L	Spain	—	21.39%	Event organization	—	—	—
La Unión Resinera Española, S.A. (consolidated)	Spain	74.87%	20.09%	Chemicals	4	45	—
Laparanza, S.A.(**)	Spain	61.59%	—	Agriculture and livestock	4	22	—
Larix Chile Inversiones Limitada	Chile	—	88.60%	Real estate	—	—	—
Layna Inversiones Galicia, S.L.	Spain	—	49.00%	Holding company	—	—	—
Layna Inversiones, S.A.	Spain	—	49.00%	Holding company	23	—	1
Linvest, S.A.	Argentina	—	99.00%	Financial services	—	—	—
Luresa Inmobiliaria, S.A.	Spain	—	93.30%	Real estate	9	9	—
Marismas de Astillero, S.A.	Spain	49.83%	9.01%	Services	—	—	—
Masías de Betera, S.L.	Spain	—	22.95%	Real estate	1	—	—
Merciver, S.L.	Spain	—	88.60%	Hotel operation	—	(2)	—
Mobipay International, S.A.	Spain	27.54%	—	Telecommunications	32	(13)	(8)
Modelo Continente SGPS, S.A.(**)	Portugal	5.17%	10.74%	Food	1,100	(843)	75
Moneda y Crédito, S.L.	Spain	50.00%	—	Advertising	—	—	—
Multimedia de Cable, S.A.(**)	Spain	37.45%	—	Holding company	12	(12)	(1)
Nisa Santander, S.A.	Spain	99.99%	0.01%	Inactive	1	—	—
Norchem Participaçoes e Consultoría, S.A.	Brazil	—	47.96%	Consulting	2	3	1
Norchem Holdings é Negocios, S.A.	Brazil	—	20.86%	Holding company	1	10	2
NW Services CO	USA	—	89.03%	e-Commerce	4	—	—
Operadora de Activos Alfa, S.A. De C.V.	Mexico	—	49.98%	Services	12	(9)	(2)

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

		% of Ownership
		by the Bank			Capital		Net Income
Company	Location	Direct	Indirect	Line of Business	Stock(*)	Reserves(*)	(Loss)(*)

					Millions of Euros
Operadora de Activos Beta, S.A. de C.V.	Mexico	—	49.98%	Services	5	(1)	1
Orígenes Seguros de Retiro, S.A.	Argentina	—	59.20%	Insurance	1	23	5
Polígono Industrial Gerona, S.A.	Spain	—	26.54%	Real estate	2	2	1
Portal Universia Argentina, S.A.	Argentina	99.74%	0.26%	Internet	1	—	(1)
Portal Universia Portugal, Prestaçao de Serviços de Informática, S.A.	Portugal	97.93%	2.02%	Internet	2	(1)	(1)
Portal Universia, S.A.	Spain	91.55%	2.88%	Internet	24	(13)	(5)
Procura Digital Chile, S.A.	Chile	—	89.03%	e-Commerce	—	—	—
Procura Digital de Venezuela, S.A.	Venezuela	—	89.03%	e-Commerce	2	(1)	—
Procura Digital Ltda.	Brazil	—	89.03%	e-Commerce	—	(1)	—
Procura Digital SRL de C.V.	Mexico	—	89.03%	e-Commerce	1	—	—
Programa Hogar Montigalá, S.A.	Spain	—	88.49%	Real estate	—	6	—
Programa Multi Sponsor PMS, S.A.(**)	Spain	24.75%	24.75%	Advertising	3	2	1
Promotora Herlosacantos, S.A.(**)	Spain	—	50.00%	Real estate	—	—	—
Proyecto Europa, S.A.	Spain	—	88.60%	Counseling services	—	—	—
Quisqueya 12, Inc.	Puerto Rico	—	50.00%	Real estate	—	—	—
R. Benet, S.A.	Spain	—	49.00%	Automotive industry	5	5	2
Red Eléctrica de Bolivia, Ltd.(**)	Belgium	25.10%	—	Electricity	25	2	—
Redbanc, S.A.(**)	Chile	—	28.05%	Cards	4	—	2
Reintegra, S.A.	Spain	—	45.00%	Holding company	2	—	—
Retiro Inmuebles, S.L	Spain	—	23.25%	Real estate	—	—	—
Río Compañía de Seguros, S.A.	Argentina	—	99.89%	Insurance	2	2	1
Royal Bank of Scotland Group, plc.(**)	United Kingdom	—	5.05%	Banking	1,050	31,386	3,285
San Paolo IMI, S.p.A. (consolidated)(**)	Italy	—	8.60%	Banking	5,144	4,879	972
Santander Banespa Seguros, S.A.	Brazil	—	98.98%	Insurance	—	—	—
Santander Consumer Finance Correduría de Seguros, S.A. (formerly Santander Central Hispano Correduría de Seguros, S.A.)	Spain	—	100.00%	Counseling services	—	—	1
Santander de Desarrollos Inmobiliarios, S.A.	Spain	100.00%	—	Holding company	—	—	—
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. (formerly Santander Central Hispano Seguros y Reaseguros, S.A.)	Spain	100.00%	—	Insurance	26	59	14
Santander Seguros, S.A.	Brazil	—	98.98%	Insurance	32	13	24
Santander Seguros, S.A.	Uruguay	—	100.00%	Insurance	1	1	—
Seguros Santander Serfin, S.A. De C.V.	Mexico	—	73.98%	Insurance	33	7	5
Servicios Corporativos Seguros Serfin, S.A. de C.V.	Mexico	—	72.50%	Services	—	—	—
Servicios Corporativos Serfin, S.A. De C.V.	Mexico	—	73.97%	Financial services	—	—	—
Servicios Universia Venezuela S.U.V., S.A.	Venezuela	99.75%	0.24%	Internet	1	—	(1)
Shinsei Bank Ltd. (consolidated) (1)	Japan	—	7.40%	Banking	3,381	1,590	497
Sociedad Interbancaria de Depósitos de Valores, S.A.(**)	Chile	—	23.74%	Securities deposits	2	—	—
Sociedad Mexicana de Arrendamiento Puro, S.A. de C.V.	Mexico	—	99.98%	Renting	—	—	—
Star Capital Partners, Ltd. — Group(**)	United Kingdom	19.96%	—	Fund manager	—	2	6
Técnicas Reunidas, S.A. (consolidated)(**)	Spain	38.02%	—	Engineering	6	79	36
Tenedora de Acciones de Redesur, S.A.(**)	Spain	25.00%	—	Holding company	17	(2)	(2)
Tesorería Dinámica SIMCAV, S.A.(**)	Spain	—	31.90%	S.I.M.C.A.V	—	—	—
Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	—	99.36%	Insurance	23	8	4
Transbank, S.A.(**)	Chile	—	27.46%	Cards	5	—	1
Transolver Finance EFC, S.A.	Spain	—	50.00%	Leasing	9	13	2
Tuberías Industriales y Calderería, S.A.	Spain	—	88.49%	Mechanical assembly and maintenance	2	2	—
U.C.I., S.A.	Spain	—	50.00%	Mortgage loans	48	35	17
Unión Eléctrica Fenosa, S.A. (consolidated)(**)	Spain	8.21%	14.81%	Energy operation	914	1,775	373
Universia Brasil, S.A.	Brazil	100.00%	—	Internet	3	(1)	(1)
Universia Chile, S.A.	Chile	99.74%	0.26%	Internet	3	(2)	(1)
Universia Colombia, S.A.	Colombia	94.95%	4.65%	Internet	1	—	(1)
Universia México, S.A. De C.V.	Mexico	99.99%	0.01%	Internet	3	(1)	(1)
Universia Perú, S.A.	Peru	99.69%	0.31%	Internet	2	(1)	(1)
Universia Puerto Rico, Inc.	Puerto Rico	100.00%	—	Internet	2	(1)	(1)
Virtual Payments, S.L	Spain	—	88.60%	Technology	1	—	—
Wex Point España, S.L	Spain	—	66.43%	Services	6	—	(3)

(*)	Amounts per the books of each company as of December 31, 2003. The data on foreign companies were translated to euros at the year-end exchange rates.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

(**)	Data as of December 31, 2003, last annual period prepared by its Board of Directors.

(1)	Data as of March 31, 2004, this company’s year end.

This Exhibit contains the same information as its equivalent in the Bank’s and Group’s financial statements for the year ended December 31, 2003, except that:

1.	It includes the companies acquired in the first six months of 2004 with data regarding capital, reserves and net income/(loss) as of December 31, 2003, and those formed in the same period.

2.	The entities that were retired due to sale, liquidation, dissolution, merger, etc, in the first six months of 2004 were eliminated.

3.	The symbol (**) is replaced by that appearing in this Exhibit.

4.	The corporate names that changed in the first six months of 2004 were amended; in this case, for greater clarity, the former name is indicated for each company.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Exhibit III

Consolidated Preferred Share Issuer Companies in the Santander Group

		% of Ownership							Net
		by the Bank		Line of	Capital		Net	Preferred	Income
Company	Location	Direct	Indirect	Business	Stock(*)	Reserves(*)	Income(*)	Dividend(*)	Balance(*)	Cost(*)

					Millions of Euros
Banesto Holdings, Ltd.	Guernsey	—	88.60%	Finance	63	(7)	8	7	1	—
Banesto Preferentes, S.A.	Spain	—	88.60%	Finance	131	—	—	—	—	—
BCH Capital, Ltd.	Cayman Islands	100.00%	—	Finance	—	—	17	17	—	—
BCH Eurocapital, Ltd.	Cayman Islands	100.00%	—	Finance	—	1	19	19	—	—
BSCH Finance, Ltd.	Cayman Islands	100.00%	—	Finance	99	(21)	206	206	—	91
Pinto Totta International Finance, Limited	Cayman Islands	—	49.68%	Finance	—	—	15	15	—	—
Santander Finance Capital, S.A. (formerly Santander Central Hispano Finance, S.A. (Sole-Shareholder Company))	Spain	100.00%	—	Finance	—	—	3	3	—	—
Santander Finance Preferred	Spain	100.00%	—	Holding company	—	—	—	—	—	—
Totta & Açores Financing, Limited	Cayman Islands	—	99.36%	Finance	—	—	11	11	—	—

(*)	Amounts per the books of each company as of December 31, 2003, translated to euros (in the case of companies abroad) at the year-end exchange rates.

This Exhibit contains the same information as its equivalent in the Bank’s and Group’s financial statements for the year ended December 31, 2003, except that:

1.	It includes the companies acquired in the first six months of 2004 with data regarding capital, reserves and net income/(loss) as of December 31, 2003, and those formed in the same period.

2.	The entities that were retired due to sale, liquidation, dissolution, merger, etc, in the first six months of 2004 were eliminated.

3.	The corporate names that changed in the first six months of 2004 were amended; in this case, for greater clarity, the former name is indicated for each company.

Exhibit IV

Notifications of Acquisitions and Sales of Investments in the period from

January 1 to June 30, 2004

(Article 86 of the revised Corporations Law and Article 53 of Securities Market Law 24/1998)

Investee Company	Date of Notification
Ibermilenium, SIMCAV, S.A.	04/06/04
Zubayda Gestión Diversificada, SICAV, S.A.	04/23/04
Majadas Altas Inversiones, SICAV, S.A.	04/29/04

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

3.	Description of material differences between Spanish and UK GAAP

Summary of Material Accounting Policies under Spanish GAAP and UK GAAP

Set out below is a summary of indicative material accounting policies applicable to retail banks under current Spanish Generally Accepted Accounting Practice (“GAAP”) and UK GAAP. No representation is made concerning the completeness of the accounting policies set out in this summary and the description of the policies should not be regarded or relied upon as being comprehensive. No representation is made concerning the adjustments required to the Financial Statements of Banco Santander in order to translate them into UK GAAP.

Loans and advances

SPANISH GAAP

On the balance sheet, loans are carried at cost and presented net of their credit loss allowances.

The entire loan balance and its credit allowance are maintained on the balance sheet until any portion of it has been classified as non-performing for 3 years, or up to 6 years for some secured mortgage loans. After that period the loan balance and its 100% specific allowance are removed from the balance sheet and recorded in off-balance sheet accounts, with no resulting impact on net income at that time.

Only under unusual circumstances (bankruptcy, insolvency proceedings, etc.) can the credit loss be directly recognised through write-offs.

Loans are identified as impaired and placed on a non-accrual basis when any interest or principal is past due for 90 days or more or when it is determined that the payment of interest or principal is doubtfully collectible. It is doubtfully collectible when the borrower is incurring continued losses, frequent delays in payments, cannot obtain new financing, is reducing its stockholders’ equity, or other reasons based on available information.

Primarily only the amounts past due for 90 days or more are classified as non-performing. The entire loan is classified as non-performing if one of the following three conditions is met:

1.	amounts classified as non-performing exceed 25% of the outstanding balance;

2.	any principal is past due more than 6 months for personal loans or 1 year for other loans; and

3.	the loan is deemed uncollectible.

Banks are required to record a specific allowance for credit losses, which is not less than the prescribed reserve ratios applied against defined stratification of the loan portfolio. Based on judgmental assessments of credit issues banks may record successive increases to this minimum allowance. Pursuant to Bank of Spain regulations, an allowance must be recorded based on the time elapsed since a loan is past due and for those loans for which collection is considered to be doubtful.

UK GAAP

Loans and advances are generally recorded in the balance sheet at historic cost less specific and general provisions. Only where a bank maintains a dealing portfolio of advances for the purposes of trading on a secondary market are these held at market value with movements in market value being taken to the profit and loss account.

A loan is impaired when, based on current information and events, the bank considers that the creditworthiness of a borrower has undergone a deterioration such that it no longer expects to recover the advance in full. In such circumstances, it is necessary to consider whether a specific provision should be made against the advance. The amount of the specific provision is the bank’s estimate of the amount (if any) needed to reduce the carrying value to the expected net realisable value. Where the bank intends to hold the advance until it is recovered, the net realisable value may well exceed the amount at which the advance could be sold on a secondary market. However, if the bank intends to dispose of the advance before it is recovered, the provision should reduce the carrying value to the net amount estimated to be realisable on disposal.

The level of specific provision may subsequently be increased or decreased to reflect changes in the prospects for recovery. When there is no realistic prospect of recovery, the advance is written off.

Advances are often exchanged for other assets. Where the acquired assets are held only with a view to the orderly realisation of the original advance, the original advance remains on the balance sheet with the provision adjusted to reflect the value of the acquired assets.

A general provision is made against loans and advances to cover bad and doubtful debts which have not been separately identified but which are known from experience to be present in portfolios of loans and advances. The general provision is determined using management judgement given past

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

loss experience and current economic conditions and other relevant factors affecting the various categories of advances in the portfolio.

Loans and Advances Income Recognition

SPANISH GAAP

Revenues and expenses are generally recognised on an accruals basis. The interest earned on doubtful loans, is not recognised as revenue until it is collected.

Fees and commissions related to loan portfolio activity are credited to the profit and loss account when the service is provided.

UK GAAP

Interest from advances is recognised as it accrues, unless there significant doubt as to whether it can be collected. Both accrued interest which is not yet due and interest which is due but has not been paid should be excluded from the profit and loss account from the time when it is identified as doubtful. It is credited to a suspense account, which is netted in the balance sheet against accrued interest receivable. Unless the agreement with the customer provides otherwise, amounts received should be appropriated first to suspended interest and then to principal.

Fee income relating to advances is recognised as follows:

•	front end fees which cover the costs of a continuing service to the borrower are spread over the life of the advance on the basis of the work done;

•	front end fees charged in lieu of interest are spread on a level yield basis over the life of the advance; and

•	other fees are recognised when they are receivable.

If costs incurred in arranging an advance are recovered through interest margin rather than by charging a front end fees, those costs are deferred and charged over the life of the advance on a level yield basis.

Customer incentives can be deferred only if the bank has the right to recover the incentive in the event of early redemption and it is its policy and normal practice to exercise such a right. Such incentives are amortised over the early redemption period. Where such incentives are not amortised, they are charged to the profit and loss account as they arise.

Commissions payable to introducers in respect of obtaining certain lending business, where this is the primary form of distribution are charged to the profit and loss account over the anticipated life of the loans.

Commitments

SPANISH GAAP

Fees and commissions generated from contingent liabilities and commitments are recognised in full where the fees represent remuneration for services rendered, all the associated costs and risks fall within the same period as the payment, and their receipt is not in doubt. Fees and commissions which constitute remuneration for credit or other risk borne over a future period are credited to the profit and loss account on a time apportioned basis over the duration of the risk.

Liabilities arising out of contingent liabilities and commitments are recognised in the balance sheet from the point in time when it becomes probable that the bank will be called upon to meet the obligation. This involves a provision being made for the amount expected to become payable once any expected recoveries have been deducted.

Contingent liabilities and commitments are shown as memorandum items in the notes to the financial statements. The amounts included as memorandum items are represent the maximum potential liability, gross of any provisions recognised in the balance sheet.

UK GAAP

Fees and commissions generated from contingent liabilities and commitments are recognised in full where the fees represent remuneration for services rendered, all the associated costs and risks fall within the same period as the payment, and their receipt is not in doubt. Fees and commissions which constitute remuneration for credit or other risk borne over a future period are credited to the profit and loss account on a time apportioned basis over the duration of the risk.

Liabilities arising out of contingent liabilities and commitments are recognised in the balance sheet from the point in time when it becomes probable that the bank will be called upon to meet the

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

obligation. This involves a provision being made for the amount expected to become payable once any expected recoveries have been deducted.

Contingent liabilities and commitments are shown as memorandum items in a statement on the balance sheet after assets and liabilities. The amounts included as memorandum items are net of any provisions recognised in the balance sheet.

Derivatives

SPANISH GAAP

Derivatives whose purpose and effect is to eliminate or significantly reduce market risks of correlated assets, liabilities and futures transactions, and treated as hedging transactions are taken symmetrically to the revenues or expenses arising from the hedged items, with a balancing entry.

These instruments are registered in off-balance sheet accounts. Their gains and losses are recognised in the profit and loss account depending on their designation as speculative or as part of a hedging relationship.

Transactions aimed at eliminating or significantly reducing market risks and which are performed to reduce the risk to which entities are exposed in their management of correlated assets, liabilities and futures transactions, and identified since their inception, are generally designated as hedging transactions. The gains or losses arising from hedging transactions are accrued symmetrically to the revenues or expenses arising from the hedged items, with a balancing entry under “Other Assets” or “Other Liabilities” in the consolidated balance sheets.

Non-hedging transactions arranged on organised markets are valued at market price, and market price fluctuations are recorded in full in the consolidated statements of income.

The gains or losses arising from trading transactions arranged outside organised markets are not recognised in income until they are effectively settled. However, provisions are recorded with a charge to income for unrealised net losses. These provisions are calculated independently for each risk (interest rate, equity price and currency), by grouping them by currency, then netting unrealised profits and losses for each group, and then adding only the net losses of each group.

UK GAAP

Derivatives are classified as either trading or non trading transactions.

Derivatives classified as trading transactions are measured at their fair value with changes being recognised immediately through the profit and loss account. Where no market price is available for a particular instrument, a price is constructed from relevant market quotes. Where no market quotes are available, a price is constructed from quoted prices for its components and appropriate modelling techniques. Fair values take into account counterparty credit quality, market liquidity, close-out costs and directly related administration costs. Additionally, quoted market prices are adjusted where it is considered that the market price may not be reflective of the transaction size involved.

Derivatives are presumed to be trading transactions unless it can be demonstrated that they constitute non-trading transactions held for hedging purposes as part of a bank’s risk management strategy. In order for a transaction to qualify as non trading, it must match or eliminate the risk from potential movements in interest rates, exchange rates, market value and/or credit quality inherent in the assets, liabilities, positions or cash flows being hedged. Hedged positions can include off-balance sheet exposures or specified anticipated transactions expected with reasonable certainty to arise in the normal course of the bank’s business. Non trading transactions are separately identified and documented with an ongoing assessment to confirm that risk is being managed to the degrees sought.

Derivatives classified as non-trading transactions are measured on an accruals basis equivalent to that used for the underlying asset, liability, position or cash flow being hedged.

Where banks have a position or exposure within their non-trading book, it is common practice for this to be hedged by entering into an internal transaction with a separately managed trading unit rather than directly with a third party. Such transactions, where the trading unit merely acts as a conduit to the market, may be classified as hedges and accounted for as such providing they are on an arms length basis and meet the relevant hedge criteria. As these transactions are accounted for at fair value in the trading unit and on an accruals basis in the non trading book, a valuation basis difference occurs. Banks do not adjust for this difference unless the difference is material.

Debt Securities

SPANISH GAAP

Debt securities are classified as trading, available-for-sale investment or held-to-maturity securities, depending on the intent of the investment.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Trading securities are stated at market value, and differences between market value and book value are reported in the statement of income.

Available-for-sale investment securities are measured either at lower of cost, adjusted for any premium or discount generated when the security was purchased, or Market price.

Unrealised losses are reported either in an accrual account or provisioned in the statement of income if deemed necessary after considering their permanent or temporary nature by the creation of a specific allowance. Releases from this allowance arise when unrealised losses disappear. Unrealised gains are not reported.

In the event of disposal of these securities, the gains (if they exceed the losses charged to income in the year) are credited to income only for the portion, if any, exceeding the security price fluctuation allowance required.

Held-to-maturity and permanent investment securities are stated at adjusted acquisition price.

UK GAAP

Debt securities are classified as either trading or held for investment and are recognised from date that the trade was transacted (rather than the date when the transaction is settled).

Trading securities are held at market value with movements in market value being taken to the profit and loss account. Where the holding or a security is large, an appropriate discount to the market value is applied.

Debt securities held for investment purposes are held at cost with the following adjustments made (as applicable):

•	Premiums and discounts are amortized on a level yield basis over the period from the date of acquisition to the relevant redemption date.

•	Provisions for any diminution in value which is expected to be other than temporary. Provisions are required to be made for each investment individually, not for the portfolio as a whole.

Income from performing debt securities is recognised on an accruals basis. Where debt securities are not performing, income is recognised on a cash basis as it is received.

Equity Securities

SPANISH GAAP

Where the equity investment comprises less than 3% of a listed company and less than 20% of a non-listed company, the holding is classified as either a trading, available-for-sale investment, or a permanent investment security, depending upon the holder’s intent. These are recorded at the lower of cost or market value, defined as the lower of average market price in the last quarter of the year or the last day of trading in the year, for listed securities, or the underlying book value of the investment for non-listed securities. Listed securities under trading portfolio are marked to market. The equity valuation method is used to account for equity investments where the investor has significant influence over investee (generally an investment of between 20% — 3% if listed — and 50% in the outstanding voting rights) but does not control the investee. Under the equity method, an investor adjusts the carrying amount of an investment for its share of the earnings or losses of the investee subsequent to the date of investment and reports the recognised earnings or losses in income. Dividends received from an investee reduce the carrying amount of the investment.

Where holdings are greater than 50%, consolidation is required unless the investee’s business activity is not directly related to that of a Bank, where equity valuation applies.

UK GAAP

Equity securities accounting can be split into two:

1.	Below 20% holding: these are classified as either trading or held for investment. Trading securities are held at market value with movements in market value being taken to the profit and loss account. Equity securities held for investment purposes are held at cost with a provision required for any diminution in value which is expected to be other than temporary. Provisions are required to be made for each investment individually, not for the portfolio as a whole. Income is recognised as dividends are announced or (in the case of quoted securities) when the quotation changes to an “ex-dividend” basis.

2.	Holdings between 20% and 50%: the equity accounting method is used to account for certain equity investments when the investor has significant influence over the investee (generally an investment of between 20% and 50% in the outstanding voting rights) but does not control the

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

investee. Under the equity accounting method, an investor adjusts the carrying amount of an investment for its share of the earnings or losses of the investee subsequent to the date of investment and reports the recognised earnings or losses in income. Dividends received from an investee reduce the carrying amount of the investment.

Where holdings are greater than 50%, consolidation is generally required.

Repurchase and Resale Agreements and Stock Lending

SPANISH GAAP and UK GAAP

Securities sold that are subject to sale and repurchase agreements (“repurchase agreements”) are retained on the balance sheet where substantially all of the risk and rewards of ownership remain with the selling bank. Similarly, securities purchased subject to a purchase and resale agreement (“resale agreements”) are treated as collateralised lending transactions where the purchasing Bank does not acquire substantially all of the risks and rewards of ownership.

The difference between sale and repurchase and purchase and resale prices for such transactions are recognised in the profit and loss account over the life of the relevant transactions.

Obligations taken on pursuant to entering into stock borrowing and stock lending agreements are reported as commitments with fees in interest recognised in the profit and loss account on an accruals basis.

Leasing

SPANISH GAAP

Finance lease income is recognised in proportion to the funds invested in the lease using a method that results in a constant rate of return on the net cash investment without taking into account tax payments and receipts.

Operating lease assets are depreciated on a straight line basis.

Profits arising on sale and leasebacks are deferred and amortised over the life of the transaction.

UK GAAP

Assets leased to customers under agreements which transfer substantially all the risks and rewards associated with ownership, other than legal title, are classified as finance leases. All other assets leased to customers are classified as operating lease assets.

Income from finance leases can be recognised in the profit and loss account using the actuarial after-tax method to give a constant periodic rate of return on the net cash investment.

Assets held under finance leases are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding.

Operating lease assets are reported at cost less depreciation. Income and deprecation in respect of operating leases may be accounted for on an actuarial after tax basis or on a straight-line basis.

Profits arising on sale and leaseback transactions are recognised immediately if the resulting lease is an operating lease.

Debt securities in issue/ funding liabilities

SPANISH GAAP

Capital increase expenses are capitalised and amortized with a charge to income over the life of the issued instruments, up to a maximum period of five years. The issue costs on debt securities in issue are amortized over the life of the issued instrument.

UK GAAP

Debt securities in issue are stated at cost with adjustments for the amortisation of premiums, discounts and expenses (these are amortized over the life of the underlying transaction).

The issue costs on equity issuances are treated as an immediate deduction from reserves.

Where money market deposits are used to fund the trading book, these can be marked to market.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

Shareholders’ interest in long-term assurance business

SPANISH GAAP

The net present value of the profits inherent in the policies of the long-term assurance fund is not recognised except for acquired business. Investment and property assets are held at amortized cost (if held-to-maturity portfolio); or at the lower of amortized cost or market value (if available for sale portfolio).

UK GAAP

Life assurance operations are accounted for using the embedded value basis of accounting, applicable to banking groups. An embedded value is an actuarially determined estimate of the economic value of a life assurance company, excluding any value which may be attributed to future new business. The embedded value is the sum of the shareholder’s share of the net assets of the life assurance company and the net present value of the shareholder’s share of emerging surplus from the existing policies in force. The value of the existing business is calculated by projecting future net cash flows using appropriate economic and actuarial best estimate assumptions with the result discounted at a rate which reflects the shareholder’s overall risk premium. Investment and property assets are held at market value.

Pensions

SPANISH GAAP

Pensions costs are accounted for using actuarial computations of current salaries, taking into account the return achieved by the pension fund in excess of the actuarial interest rate. Actuarial gains and losses are reflected in full in the income statement for the year in which they occur, except for the actuarial gain/loss arisen due to the regulatory change –basically a change in actuarial assumptions- occurred in year 2000, which were allowed for deferral over a general 10-year period (the, “Deferral Period”).

Commitments covered by qualifying insurance policies (basically, non-group companies to which all risks are transferred) are not accounted for neither as a liability nor an asset, associated premium expense is recognized as accrued. Commitments covered by other insurance policies or separate funds are accounted for as an asset (the amount covered) and as a liability (included in the pension allowance). The remaining commitments are recorded as a liability (pension allowance).

Exceptionally and, when the Bank of Spain deems it appropriate, pension and early retirement costs may be provided for with a charge to reserves.

UK GAAP

Where pensions are provided by means of a funded defined benefits scheme, annual contributions are based on actuarial advice. The expected cost of providing pensions is recognised on a systematic basis over the expected average remaining service lives of the members of the scheme. Variations from regular cost are spread over the average remaining service lives of current employees on a straight-line basis. Where contributions differ from expense, this is reflected as a prepayment or accrual.

Where pensions are provided by means of a defined contribution scheme contributions are charged to the profit and loss account in the year in which they become payable.

Computer software

SPANISH GAAP

External costs (including temporary staff employed specifically) incurred during the application development stage may be capitalised and amortised over a maximum period of three years, or expensed in the period in which they are incurred. Internal costs are expensed in the period in which they are incurred.

UK GAAP

Expenses on the purchase or development of computer software are generally charged to the profit and loss account as incurred.

Treasury shares

SPANISH GAAP

These shares are reflected at cost, net of the required provision determined on the basis of the lowest of cost, the entity’s underlying book value, or market price.

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

UK GAAP

Own shares are carried at cost and presented as a deduction from shareholders’ funds.

Share-based payments

SPANISH GAAP

The costs of share-based instruments are calculated using the intrinsic value of the instruments, so that the difference between the market value of the share and the exercise price of the option is recorded as an expense over the life of the option.

UK GAAP

The costs of share-based instruments are accounted for on a fair value basis, computed by reference to the grant date. Such costs are expensed over the performance period to which the award relates. The amount charged to the profit and loss account is credited to reserves.

Property and equipment

SPANISH GAAP

Property and equipment are carried at revalued cost, pursuant to the applicable enabling provisions, net of the related accumulated depreciation. Depreciation is provided by the straight-line method at rates based on the years of estimated average useful life of the related assets.

Property and equipment acquired through foreclosure are stated at the lower of the book value of the assets used to acquire them or the appraised value of the asset acquired. If these assets are not disposed of or added to operating property and equipment, the credit loss allowance provision assigned to the asset used, should be maintained at 25% of the book value of the asset acquired, and an additional provision is recorded on the basis of the time elapsed since their acquisition, beginning in the third year.

UK GAAP

Property and equipment are carried at cost or valuation, net of the related accumulated depreciation. Depreciation is charged in order to write the asset down to its estimated residual value over its estimated useful life.

Deferred tax

SPANISH GAAP

Deferred taxation is provided on timing differences at the effective rate of tax. The tax assets arising from tax losses at subsidiaries and prepaid taxes arising from timing differences are only capitalised if they will be recovered within a period of ten years.

UK GAAP

Deferred taxation is provided on timing differences at the rate of tax expected to apply when those timing differences will reverse. Deferred tax assets are recognised to the extent that they are regarded as recoverable against future profits.

Consolidation procedures

SPANISH GAAP

The Equity valuation method is used to account for certain equity investments when the investor has significant influence over the investee (generally an investment of between 20% — 3% if listed — and 50% in the outstanding voting rights) but does not control the investee. Under the equity method, an investor adjusts the carrying amount of an investment for its share of the earnings or losses of the investee subsequent to the date of investment and reports the recognised earnings or losses in income. Dividends received from an investee reduce the carrying amount of the investment.

Where holdings are greater than 50%, full consolidation is required unless the investee’s business activity is not directly related to that of a Bank, where equity valuation applies.

UK GAAP

Consolidation of an entity is dependent on control. Control can be exercised in a number of ways including ownership of greater than 50% of voting rights and control of the board of directors. However it is also necessary to consider whether the banks obtains the risks and rewards of any entity, especially Special Purpose Vehicles with which it transacts.

Banks often issue debt securities or enter into funding arrangements with lenders (often using Special Purpose Vehicles) in order to refinance existing assets or to finance the purchase of certain

PART 7:  FINANCIAL INFORMATION ON THE BANCO SANTANDER GROUP

portfolios of assets (“reference” assets). These obligations are often secured on the reference assets through non-recourse finance arrangements. Where certain conditions are met, it is possible to deduct these obligation from the reference assets on the balance sheet. This is known as linked presentation.

Goodwill

SPANISH GAAP

Goodwill arising on consolidation as a result of the acquisitions of subsidiary and associated undertakings and goodwill arising on the purchase of businesses is capitalised and amortised over its expected useful economic life, subject to a maximum of 20 years. Such goodwill is subject to review for impairment which allows testing for impairment at the income generating unit level.

Negative goodwill is recorded in the consolidated balance sheet as deferred revenues, and is credited to income when the investments in the capital stock of the related investee companies are totally or partially disposed of.

UK GAAP

Goodwill arising on consolidation as a result of the acquisitions of subsidiary and associated undertakings after 1 January 1998, and goodwill arising on the purchase of businesses after 1 January 1998, is capitalised and amortised over its expected useful economic life, subject to a maximum of 20 years. Such goodwill is subject to review for impairment which allows testing for impairment at the income generating unit level.

Goodwill arising on consolidation as a result of the acquisitions of subsidiary and associated undertakings prior to 1 January 1998 and goodwill arising on the purchase of businesses prior to 1 January 1998 was permitted to be taken to shareholders’ funds as reserves.

Negative goodwill is capitalised and recognised in the profit and loss account in the periods in which non monetary assets are recovered, whether through depreciation or disposal.

Foreign Currency translation

SPANISH GAAP and UK GAAP

Income and expenses arising in foreign currencies are translated into the reporting currency at the average rates of exchange over the accounting period unless they are hedged, in which case the relevant hedge rate is applied. Dividends are translated at the rate prevailing on the date the dividend is receivable. Monetary assets and liabilities denominated in foreign currencies are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Exchange differences on the translation of the opening net assets of foreign undertakings to the closing rates of exchange are taken to reserves, as are those differences resulting from the restatement of the profits and losses of foreign undertakings from average to closing rates. Exchange differences arising on the translation of foreign currency borrowings used to hedge foreign currency investments in overseas undertakings are taken directly to reserves. Other translation differences are dealt with in the profit and loss account.

PART 8

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma financial information in this Part 8 has been prepared for the purposes of the filing to be made by Banco Santander with the CNMV in connection with its capital increase as part of the Acquisition, and has been included in this document solely as a result of the requirement of the City Code that all information available to Banco Santander Shareholders is also available to Abbey Shareholders. The information has been prepared as if the Acquisition had been made on 1 January 2004. The information does not constitute statutory accounts as defined in section 240 of the Companies Act 1985.

All Abbey amounts in pounds sterling, including both unaudited consolidated profit and loss account amounts and unaudited consolidated balance sheet amounts as well as all adjustments, have been translated into euro for the purposes of the unaudited pro forma financial information based on an exchange rate of €1.4909/£1.

The pro forma Enlarged Banco Santander Group consolidated net income (after taxation) and statement of net assets have been prepared after making adjustments based on the procedures and limitations set out in Note 1 below. It should be noted that certain of the adjustments made below are likely to be materially different under International Financial Reporting Standards (“IFRS”), which the Enlarged Banco Santander Group will adopt from 1 January 2005. Other adjustments may also be appropriate following the adoption of IFRS.

In addition, the adjustments made below do not necessarily represent those that may be made under the full application of purchase accounting principles by Banco Santander.

Unaudited pro forma consolidated net income for the six-month period ended 30 June 2004

The pro forma Enlarged Banco Santander Group consolidated net income (after taxation) set out below is based on the audited consolidated profit and loss account of the Banco Santander Group for the six months ended 30 June 2004 and the unaudited consolidated profit and loss account of the Abbey Group, which have been prepared in accordance with UK GAAP, for the six months ended 30 June 2004 (as set out in Part 6 (Financial Information on the Abbey Group) of this document) after making adjustments based on the procedures and limitations set out in Note 1 below.

€ million
Audited consolidated net attributable income of the Banco Santander Group for the six months ended 30 June 2004	1,910
Unaudited consolidated profit attributable to shareholders (after the deduction of preference dividends) of the Abbey Group for the six-month period ended 30 June 2004	282
Unaudited adjustments made to Abbey Group’s profit attributable to shareholders (after the deduction of preference dividends) for the six months ended 30 June 2004 (Note 2)	(46)
Amortisation of goodwill (Note 4)	(226)
Funding cost of the dividend differential (6 pence per share) payable by Abbey to its existing shareholders prior to the Acquisition (Note 7)	(2)
Funding cost of the special dividend (25 pence per share) payable by Abbey to its existing shareholders prior to the Acquisition (Note 7)	(8)
Funding cost of the Acquisition expenses (Note 7)	(3)

Unaudited pro forma consolidated net income for the Enlarged Banco Santander Group	1,907

PART 8:  UNAUDITED PRO FORMA FINANCIAL INFORMATION

Unaudited pro forma consolidated shareholders’ equity as at 30 June 2004

The following table sets out a pro forma statement of net assets of the Enlarged Banco Santander Group. This table has been prepared for illustrative purposes only and, because of its nature, it cannot give a complete and accurate picture of the financial position of the Enlarged Banco Santander Group.

€ million
Audited consolidated shareholders’ equity of the Banco Santander Group as at 30 June 2004	20,130
Capital increase (Note 3)	11,653
Unaudited consolidated profit attributable to shareholders (after the deduction of preference dividends) of the Abbey Group for the six-month period ended 30 June 2004	282
Unaudited adjustments made to Abbey Group’s profit attributable to shareholders (after the deduction of preference dividends) for the six months ended 30 June 2004 (Note 2)	(46)
Amortisation of goodwill (Note 4)	(226)
Funding cost of the dividend differential (6 pence per share) payable by Abbey to its existing shareholders prior to the Acquisition (Note 7)	(2)
Funding cost of the special dividend (25 pence per share) payable by Abbey to its existing shareholders prior to the Acquisition (Note 7)	(8)
Funding cost of the Acquisition expenses (Note 7)	(3)

Unaudited pro forma consolidated shareholders’ equity for the Enlarged Banco Santander Group	31,780

The figures for the Banco Santander Group are extracted from the audited consolidated balance sheet of the Banco Santander Group as at 30 June 2004, as set out in Section 2 of Part 7 (Financial Information on the Banco Santander Group) of this document. The figures for the Abbey Group are extracted from the unaudited consolidated balance sheet of the Abbey Group, prepared in accordance with UK GAAP, as at 30 June 2004, as set out in Section 2 of Part 6 (Financial Information on the Abbey Group) of this document after making adjustments based on the procedures and limitations set out in Note 1 below.

No revaluation adjustments, other than those in Note 2, were made. No account has been taken of trading results since the date of each balance sheet.

Notes to Unaudited Pro Forma Financial Information

1.	Procedures and limitations of preparation of the Abbey Group information

Abbey has undertaken the following procedures in order to identify and calculate certain adjustments (as referred to in Note 2 below) with the objective of reflecting the application of certain Spanish accounting principles and regulations to its unaudited consolidated profit attributable to shareholders for the six months to 30 June 2004 and unaudited shareholders’ funds as at that date:

•	Professional advice was obtained from Deloitte & Touche LLP on the differences between UK GAAP and Spanish accounting principles and regulations.

•	On the basis of such advice, a list of adjustments was prepared. The procedures were planned with the aim of identifying all relevant significant adjustments. It should be noted that other adjustments may have been identified had additional procedures been performed.

•	Confirmation was obtained from Banco Santander that it is not aware of any additional adjustments, based on Abbey information available to it, required to be made for the purposes of the filing which Banco Santander is required to make with the CNMV.

•	Following such confirmation, a best estimate of the quantum of the adjustments was made having regard to the constraints referred to in this Note 1 and the time available.

By their very nature, these procedures have been limited.

Abbey’s accounting systems are not currently designed in a manner which allows the preparation of reliable data to facilitate the calculation of many of the adjustments. In such cases, certain working assumptions and approximations were made by Abbey. Whilst such assumptions and approximations were made in good faith, Abbey cannot and does not confirm that such assumptions and approximations are complete and accurate. Accordingly, the adjustments may not present a complete or accurate reconciliation between UK GAAP and Spanish GAAP.

Furthermore, the unaudited adjusted Abbey financial information presented below is not necessarily indicative of either the financial position or the results of operations that would have been achieved had the Spanish accounting principles and regulations actually been

PART 8:  UNAUDITED PRO FORMA FINANCIAL INFORMATION

applicable to Abbey on the dates and for the period referred to below. Had Abbey been subject to these different accounting principles and regulations during the period, Abbey’s business, operations and management would probably have been structured differently. As a result, these adjustments do not provide information that is necessarily representative had the business been managed in contemplation of these requirements.

2.	UK GAAP and significant adjustments made

The adjustments prepared based on the procedures and limitations set out in Note 1 above should be read in conjunction with the notes that follow and are, where applicable, stated gross of tax, with the cumulative tax effect of all adjustments included separately.

               Profit attributable to shareholders

6 months ended
30 June 2004
€ million
Profit attributable to shareholders — UK GAAP	318
Less: Preference dividends	(36)

282
Adjustments:
Trading book activities	(95)
Non-trading derivatives	—
Investment debt and equity securities	12
Shareholders’ interest in long-term assurance business	58
Credit provisions	(143)
Fees and commissions receivable and payable	34
Pensions	(19)
Leasing	(3)
Treasury shares	(2)
Issue costs	(2)
Share-based payments	1
Tax effect on the above adjustments	113

Adjusted profit attributable to shareholders	236

       Equity shareholders’ funds

As at
30 June 2004
€ million
Shareholders’ funds including non-equity items — UK GAAP	8,152
Less: Preference shares	(957)

7,195
Adjustments:
Trading book activities	(444)
Non-trading derivatives	—
Investment debt and equity securities	(66)
Shareholders’ interest in long-term assurance business	(1,995)
Credit provisions	(698)
Fees and commissions receivable and payable	122
Pensions	(1,661)
Leasing	(280)
Issue costs	6
Share-based payments	(13)
Tax effect on the above adjustments	1,343

Adjusted equity shareholders’ funds — net worth	3,509

               UK GAAP and significant adjustments made

               Trading book activities

               UK GAAP

Trading book items are stated at market value, and profits and losses arising from revaluations are taken directly to the profit and loss account. Trading book items consist of loans and advances to banks and customers, debt securities, equity shares and similar instruments, deposits by banks, customer accounts, and derivatives held for trading purposes.

PART 8:  UNAUDITED PRO FORMA FINANCIAL INFORMATION

               Adjustments made

Trading loans and advances to banks and customers, deposits by banks and customer accounts have been restated to amortised cost.

No adjustment is required for trading debt securities, equity shares and similar instruments.

No adjustment is required for derivatives held for trading purposes where the transaction has been arranged in an organised market. Where the derivative transaction has been arranged outside an organised market, i.e. the transaction is ‘over-the-counter’, derivatives have been restated to cost, with a charge to income recorded for unrealised losses calculated by risk category as follows: interest rate derivatives by currency, equity derivatives by issuer, and foreign exchange derivatives by currency. Unrealised profits have not been recorded.

               Non-trading derivatives

               UK GAAP

Non-trading derivatives are those entered into for the purpose of matching or eliminating risk from potential movements in foreign exchange rates, interest rates, and equity prices inherent in Abbey’s non-trading assets, liabilities and positions. Non-trading derivatives are accounted for in a manner consistent with the items being hedged with income and expenses recognised as they accrue over the life of the instruments. The majority of Abbey’s hedges are undertaken with its in-house trading operation, which matches internal hedges with third party derivatives on an aggregate basis and hedges the net outstanding position.

               Adjustments made

Unless a one-for-one relationship between a non-trading derivative contract and the underlying asset or liability being hedged can be identified from inception, the derivative has not been treated as non-trading but rather has been valued on the basis that it is a trading derivative contract. Where the non-trading derivative contract is with the in-house trading operation and the in-house trading operation has not matched the transaction on a one-for-one basis with a third party contract, the non-trading derivative contract has also been treated as a trading derivative contract and accounted for as described above. At 31 December 2003 and 30 June 2004, there were unrealised gains on these derivatives, so no adjustment was required.

               Investment debt and equity securities

               UK GAAP

Debt securities, equity shares and other similar interests held for investment purposes are stated at cost, adjusted for any amortisation of premium or discount over their estimated remaining lives. Provision is made for any impairment in value.

               Adjustments made

Investment debt and equity securities have been restated to the lower of cost or market value, with unrealised losses accounted for in the profit and loss account. For quoted investment equity securities, market value is defined as the lower of market price at the reporting date or the average market price in the last quarter. For unquoted investment equity securities, market value is defined as net asset value.

               Shareholders’ interest in long-term assurance business

               UK GAAP

Abbey accounts for its life assurance operations using the embedded value basis of accounting, under UK GAAP applicable to banking groups. An embedded value is an actuarially determined estimate of the economic value of a life assurance company, excluding any value which may be attributed to future new business. The embedded value is the sum of the shareholder’s share of the net assets of the life assurance company and the net present value of the shareholder’s share of emerging surplus from the existing policies in force. The value of the existing business is calculated by projecting future net cash flows using appropriate economic and actuarial best estimate assumptions with the result discounted at a rate which reflects the shareholder’s overall risk premium. Investment and property assets are held at market value.

               Adjustments made

With the exception of acquired businesses, the discounted value of future surplus recorded under UK GAAP has been excluded and partially replaced with assets with respect to deferred

PART 8:  UNAUDITED PRO FORMA FINANCIAL INFORMATION

acquisition costs. The discounted value of future surplus of acquired businesses has been excluded and replaced by an adjustment to goodwill.

Actuarial liabilities for non-profit business have been recalculated to broadly estimate the inventory premium valuation basis for relevant insurance contracts, and the UK regulatory resilience reserve has been included to cover any mismatching of assets and liabilities. In addition, as there is no equivalent with-profit business in Spain, actuarial reserves and the recognition of profits and losses have continued to be reflected under UK GAAP for stand-alone life entities.

Investments other than those held relating to unit linked and with-profit business have been categorised as not held to maturity and have been valued at the lower of cost and market value. Market value for these investments is defined as the lower of the last listing price at the end of the balance sheet period and the average listing price over the last month of the period. All adjustments have been tax-effected at the effective rate for insurance business.

               Credit provisions

               UK GAAP

A specific provision is established for all impaired loans where it is likely that some of the capital will not be repaid or, where the loan is secured, recovered through enforcement of security. No provision is made where the anticipated recovery from the security is in excess of the secured advance. Default is taken to be likely after a specified period of repayment default. A general provision is made against loans and advances to cover bad and doubtful debts which have not been separately identified, but which are known from experience to be present in portfolios of loans and advances.

               Adjustments made

UK GAAP credit provisions have been replaced with general provisions, specific provisions, statistical provisions, and country risk provisions. General provisions of up to 1% of the capital are applied to loans, guarantees and fixed income securities that do not have specific provisions.

Specific provisions are made on the same risk exposure by applying specified percentages to the amount considered to be doubtful. The applicable percentages are set out by the Bank of Spain.

Statistical provisions are made on all loans based on the risk categorisation of the loan. An annual charge for statistical provisions of up to 1.5% of the capital is provided, reduced by the specific provision made in the period. The maximum amount for statistical provisions in the balance sheet should not exceed three times the weighted risk exposure. The adoption date for statistical provisions has been taken as 1 January 2004.

Country risk provisions are made on all loans by applying specified percentages of up to 100% to the loan based on the country of residence of the debtor.

               Fees and commissions receivable and payable

               UK GAAP

Fees and commissions received in respect of services provided are recognised in the profit and loss account as the services are performed. Where such fees are in the nature of interest, they are deferred and recognised in the profit and loss account over the period of time in which Abbey has the right to recover the incentives in the event of early redemption.

Commissions payable to introducers in respect of obtaining certain lending business, where this is the primary form of distribution are charged to the profit and loss account over the anticipated life of the loans.

               Adjustments made

Deferral of fees and commissions received in respect of services provided has been reversed. Deferral of fees paid to introducers has been reversed.

               Pensions

               UK GAAP

Where pensions are provided by means of a funded defined benefits scheme, annual contributions are based on actuarial advice. The expected cost of providing pensions is recognised on a systematic basis over the expected average remaining service lives of the members of the scheme. Variations from regular cost are spread over the average remaining

PART 8:  UNAUDITED PRO FORMA FINANCIAL INFORMATION

service lives of current employees on a straight-line basis. Where contributions differ from expense, this is reflected as a prepayment or accrual.

               Adjustments made

The expected cost under UK GAAP has been adjusted to reflect the assumptions that are consistent with UK economic conditions and the aims of the Spanish legislation. The UK GAAP variation from regular cost has been removed and replaced with the financing cost in respect of the period. The actuarial valuation and the service cost include an allowance for the cost of long-term disability payments. The cumulative actuarial deficit at 31 December 2003 has been reflected within adjusted equity shareholders’ funds. In addition, there is an accrual for the deficiency in contributions compared to the expense charged for the subsequent period.

               Leasing

               UK GAAP

Income from finance leases is credited to the profit and loss account using the actuarial after tax method to give a constant periodic rate of return on the net cash investment. For a large proportion of operating leases, income and depreciation is accounted for on an actuarial after tax basis. Other operating leases are accounted for on a straight-line basis. In connection with a sale and leaseback, for the seller/lessee, a gain on sale is recognised where the leaseback is an operating lease.

               Adjustments made

Income from finance leases has been recognised using the actuarial pre tax method. Income and depreciation on operating leases is calculated on a straight-line basis over the life of the assets. In connection with a sale and leaseback, for the seller/lessee, a gain recognised on a sale, where the leaseback is an operating lease, has been deferred and amortised over the life of the contract.

               Tax effect of adjustments

Where appropriate, the above adjustments have been tax-effected, using an effective tax rate of 30%.

               Treasury shares

               UK GAAP

Own shares held are reflected at cost and presented as a deduction from shareholders’ funds.

               Adjustments made

Own shares held have been reclassified as an asset and valued at the lowest of cost, market price and net asset value. Changes in value have been accounted for in the profit and loss account.

               Issue costs

               UK GAAP

The issue costs on capital issuance are treated as an immediate deduction from reserves.

               Adjustments made

The issue costs on capital issuance have been capitalised as an asset and amortised to the profit and loss account over a period of five years.

               Share-based payments

               UK GAAP

The costs of share-based instruments are accounted for on a fair value basis, computed by reference to the grant date. Such costs are expensed over the performance period to which the award relates. The amount charged to the profit and loss account is credited to reserves.

               Adjustments made

The costs of share-based instruments have been restated using the intrinsic value of the instruments, so that the difference between the market value of the share and the exercise price of the option has been recorded as an expense over the life of the option. The amount credited to reserves has been reclassified as an allowance in the balance sheet. The

PART 8:  UNAUDITED PRO FORMA FINANCIAL INFORMATION

adjustment made has been calculated to the maturity date of the schemes and does not reflect the impact on the maturity date of the offer by Banco Santander.

3.	Capital increase

The capital increase on Acquisition has been calculated on the basis of the weighted average market price of Banco Santander Shares from 26 July (the first trading day after the Bank’s Board meeting) to 3 September 2004, as follows:

Weighted average market price of one Banco Santander Share (€)	7.89
Number of Abbey Shares outstanding as at 3 September 2004 (undiluted)	1,476,917,017
Amount of capital to be issued (€ million)	11,653
Of which:
Par value	738
Additional paid-in capital	10,915

The weighted average market price has been calculated based on the closing market price of Banco Santander’s Share derived from the Bolsas de Valores.

4.     Determination of goodwill

The goodwill arising on the Acquisition has been estimated as if the acquisition had been made on 1 January 2004, based on an amortisation period of 20 years, as follows:

€ million
Capital increase (Note 3)	11,653
Adjusted equity shareholders’ funds (net worth) for Abbey as at 30 June 2004 (Note 2)	(3,509)
Dividend differential payable by Abbey to its existing shareholders prior to the Acquisition (6 pence per share)*	132
Special Dividend payable by Abbey to its existing shareholders prior to the Acquisition (25 pence per share)*	550
Free shares to be distributed to Abbey employees (Note 5)	21
Acquisition expenses (Note 6)	179

Goodwill	9,026

Projected amortisation period (in years)	20
Estimated annual amortisation charge	451
Estimated six-monthly amortisation charge	226

*	Based on number of Abbey Shares outstanding (undiluted) as at 3 September 2004

5.     Free shares to employees

The Banco Santander Group intends to award 100 free shares to each Abbey Group employee at the time of Acquisition. The adjustment made relating to this award has been estimated based on the number of Abbey Group employees as at 3 September 2004 of approximately 27,000 and the cost of such free shares equating to the weighted average market price of the newly-issued shares as set out in note 3 (€7.89).

6.     Acquisition expenses

The estimated Acquisition related costs of €179m include costs and expenses payable to professional advisers engaged in relation to the Acquisition, costs and expenses in connection with the printing and sending of documents to shareholders, and costs and expenses in connection with settlement, including the free share dealing facility.

7.     Funding cost

The funding costs, representing the estimated notional interest payable on the funding that would have been required had the dividends (as set out in Note 4) and the Acquisition expenses (as set out in Note 6) been paid on 1 January 2004, have been estimated for the six month period ended 30 June 2004 based on the average three month LIBOR rate (4.32%) over the period and the tax effect (30%) of such funding costs.

PART 9

INFORMATION ON THE BANCO SANTANDER SHARES

1.     Description of Banco Santander Shares

Banco Santander’s capital currently consists of 4,768,402,943 Banco Santander Shares having a nominal value of €0.50 each, all of which were validly issued, fully paid. By resolution passed at a general shareholders’ meeting held on 19 June 2004, Banco Santander shareholders delegated to the Banco Santander Board the authority to increase Banco Santander’s share capital by up to €300,000,000 (being equivalent to 600,000,000 Banco Santander Shares). Such authority will expire on 19 June 2005. At a general shareholders’ meeting held on 22 June 2003, Banco Santander Shareholders passed a resolution delegating to the Banco Santander Board the authority to increase the company’s share capital by up to €1,192,100,735.5 (being equivalent to 2,384,201,471 Banco Santander Shares). Such authority will expire on 22 June 2008. None of the authorities set out in this paragraph have been utilised.

The following is a brief description of certain principal rights of holders of Banco Santander Shares. For a complete understanding of these rights, Abbey Shareholders should refer to the laws and applicable regulations of Spain, the listing requirements of the CNMV and Banco Santander’s By-laws and internal rules, which include board regulations and general shareholders’ meeting regulations, as amended. For the purposes of this Part 9, references to “Banco Santander’s By-laws” are to the by-laws of Banco Santander currently in force. References in this Part 9 to “Abbey Articles” are to the articles of association of Abbey currently in force. Further information relating to the Banco Santander CDIs is set out in Section 5 below and in Section 9 of Part 3 (Explanatory Statement) of this document.

(a)  General

Banco Santander is incorporated in Spain and operates in accordance with the Spanish Corporate Act (Real Decreto Legislativo 1564/1989 de 22 de diciembre) (the “Spanish Corporate Act”). The rights of Banco Santander Shareholders are determined by the Spanish Corporate Act, the securities laws and other legislation of Spain and the Banco Santander By-laws and internal rules.

(b)  Dividends

Banco Santander Shareholders are entitled to receive rateably such dividends as may be declared by the Banco Santander Board from time to time. Dividends may only be declared out of funds legally available for this purpose.

Generally Banco Santander pays quarterly cash dividends on Banco Santander Shares. The declaration and payment of dividends is dependent upon business conditions, operating results and the Banco Santander Board’s consideration of other relevant factors. All cash dividends are paid in euro. Banco Santander declared dividends on Banco Santander Shares of €1,444 million in aggregate in 2003 (2002: €1,376 million), being an average of €0.3029 for each Banco Santander Share (2002: €0.2885), which represented an increase of approximately 5.0 per cent. from 2002 (2002: no change from 2001).

(c)  Meetings of shareholders

Banco Santander’s By-laws provide that an annual general meeting must be held within the first six months of each financial year in order to: (1) review corporate performance; (2) approve, if applicable, the previous year’s accounts; (3) determine the distribution of profits; and (4) approve, if applicable, the consolidated accounts. In addition, resolutions may be discussed and adopted on any other matter which is included on the agenda, such as the appointment of auditors and directors.

Annual general meetings of Banco Santander must be held in Santander, Spain.

In addition, an extraordinary general meeting of Banco Santander’s shareholders may be called by the Banco Santander Board at any time when deemed convenient by the Banco Santander Board for the company’s interests. Furthermore, the Banco Santander Board must call an extraordinary general meeting if so requested by shareholders holding five per cent. or more of the outstanding share capital of Banco Santander.

At least 15 days before the date fixed for any shareholders’ meeting (except in the case of a merger or de-merger where the publication of notices must be made at least one month before the date fixed for the meeting), a notice of such shareholders’ meeting must be published in the Official Gazette of the Mercantile Registry (Boletín Oficial del Registro Mercantil) and in one of the local newspapers having the largest circulation in the province where the registered office of Banco Santander is located. In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on Banco Santander’s website.

PART 9:  INFORMATION ON THE BANCO SANTANDER SHARES

Notices of shareholders’ meetings may (but are not required to) provide for a second call to be convened in the event that the required quorum (as detailed in paragraph (d) entitled “Voting rights, quora and majorities”) is not present on the first call. There must be at least 24 hours between the first and the second call for a shareholders’ meeting. In practice, shareholders meetings of Banco Santander are held on second call.

(d)  Voting rights, quorum and majorities

Banco Santander’s By-laws provide that each Banco Santander Share entitles the holder to one vote at general shareholders’ meetings.

Spanish law allows by-laws to set a minimum number of shares that must be held in order for holders to be entitled to attend general shareholders’ meetings. At the general shareholders’ meeting held on 19 June 2004, Banco Santander Shareholders resolved to amend Banco Santander’s by-laws such that no minimum shareholding is required to attend shareholders’ meetings. Such amendment is awaiting approval of the Spanish Ministry of Economy. Until such approval is received, only registered holders of at least 100 Banco Santander Shares are entitled to attend shareholders’ meetings. However, holders of fewer than 100 Banco Santander Shares may aggregate their Banco Santander Shares and select a representative to attend and vote at a shareholders’ meeting. Alternatively, a holder of fewer than 100 Banco Santander Shares may aggregate his or her shares with a holder of Banco Santander Shares entitled to attend, empowering such other shareholder to vote on his or her behalf.

Under Spanish law, a quorum on first call for a duly constituted annual or extraordinary general meeting of shareholders requires the presence in person or by proxy of shareholders representing 25 per cent. of the company’s voting capital. On second call there is no quorum requirement. In practice, most shareholders’ meetings of Spanish listed companies are held on second call.

Notwithstanding the above, a quorum of shareholders representing 50 per cent. of the voting capital is required to be present or represented at a meeting held on first call to approve any of the following actions: (1) an issue of bonds; (2) an increase or reduction of share capital; (3) a change in Banco Santander’s corporate nature/form; (4) a merger or de-merger; (5) any other amendment of Banco Santander’s By-laws; and (6) dissolution and liquidation of Banco Santander. At a meeting held on second call in respect of such actions, a quorum of shareholders representing 25 per cent. of the voting capital is required to be present or represented.

Resolutions at general shareholders’ meetings are passed by a simple majority of the voting capital present or represented at the meeting. However, a two-thirds majority of the voting capital (either present or represented) is required to approve the special actions described in the previous paragraph when the shareholders’ meeting is held on second call and less than 50 per cent. of the voting capital is present or represented.

Under both Spanish law and Banco Santander’s By-laws, only holders of Banco Santander Shares who have their Banco Santander Shares duly registered in the appropriate records at least five days prior to the day on which a meeting is scheduled to be held may attend and vote at such meeting.

At the general shareholders’ meeting held on 19 June 2004, Banco Santander Shareholders resolved to amend Banco Santander’s By-laws such that voting rights may be exercised by mail or electronic means. These amendments are awaiting approval of the Spanish Ministry of Economy and, in the case of the amendments relating to the voting by electronic means, a resolution of the Banco Santander Board to implement the necessary mechanics.

(e)  Shareholders’ votes on certain transactions

See paragraph (d) entitled “Voting rights, quora and majorities” above and paragraph (c) entitled “Meetings of shareholders” above, in relation to the quora and majorities required for certain resolutions to be adopted by Banco Santander’s shareholders.

(f)   Transfers

Under Banco Santander’s By-laws there are no restrictions on the transfer of shares. Banco Santander Shares may, therefore, be freely traded on the stock exchanges on which they are listed, provided that the particular transaction does not require prior notice to be given to the Bank of Spain or to the CNMV as described below.

Transfers of shares quoted on the Bolsas de Valores must be made through, or with, the participation of a member of the relevant Spanish stock exchange. Brokerage firms, official stockbroker or dealer firms, Spanish credit entities, investment services entities authorised in other EU member states and investment services entities authorised by their relevant authorities and in compliance with the Spanish regulations are eligible to be members of the Spanish stock exchanges. The transfer of shares may be subject to certain fees and expenses.

PART 9:  INFORMATION ON THE BANCO SANTANDER SHARES

Certain provisions of Spanish law require notice to be given to the Bank of Spain prior to the acquisition by any individual or corporation of a significant holding of shares (as defined below) in a Spanish bank.

Any individual or corporation that wishes to acquire, directly or indirectly, a significant holding of shares (participación significativa) in a Spanish bank must give advance notice to the Bank of Spain describing the size of such proposed holding, the proposed terms and conditions of the acquisition, and the anticipated closing date of the acquisition. A “significant holding” for these purposes is defined as five per cent. or more of the share capital or voting rights of the target bank, or any lesser holding that gives the purchaser effective influence or control over the target bank. In addition, advance notice must be given to the Bank of Spain of any increase, direct or indirect, in any significant holding which reaches any of the following thresholds: 10 per cent.; 15 per cent.; 20 per cent.; 25 per cent.; 33 per cent.; 40 per cent.; 50 per cent.; 66 per cent.; and 75 per cent. Notice to the Bank of Spain must also be given by anyone who, as a result of the contemplated acquisition, may attain sufficient power to control the target bank. If the required notice is not given, or if the acquisition is effected before a three month period after receipt of notice has passed, or if the acquisition is opposed by the Bank of Spain then there may be the following consequences: (1) the acquired shares may lose their voting rights; (2) the Bank of Spain may seize control of the target bank or replace its board of directors; and (3) a fine may be levied on the purchaser.

The Bank of Spain has three months after the receipt of any such notice to object to a proposed transaction. Such objection may be based on finding the purchaser to be unsuitable due to one of the following: (1) its commercial or professional reputation; (2) its solvency; or (3) the transparency of its corporate structure. If no such objection is raised within the three months period, authorisation is deemed to have been granted.

If any individual or institution plans to sell its significant holding, or reduce its holding to one of the above-mentioned levels of ownership or, because of any sale, will lose control of the entity, it must provide advance notice to the Bank of Spain indicating the size of the proposed transaction and its anticipated closing date. Failure to comply with these requirements may lead to penalties being imposed on the defaulting party.

Banks must notify the Bank of Spain as soon as they become aware of any acquisition or transfer of their shares that exceeds the above-mentioned percentages. In addition, banks are required to provide periodic reports to the Bank of Spain describing the composition of, and significant alterations to, the ownership of their share capital. This information must specify the level of ownership of the bank’s shares, regardless of the amount, held by any financial institutions. In particular, the Bank of Spain also requires each bank to provide it with a list, in April, July, October and January, of all its shareholders that are financial institutions and all other shareholders that own at least 0.25 per cent. of the bank’s share capital by reference to the last day of each calendar quarter. Furthermore, banks are required to inform the Bank of Spain as soon as they become aware of, and in any case not later than 15 days after, each acquisition by a person or a group of at least one per cent. of the bank’s total share capital.

If the Bank of Spain determines, at any time, that the influence of a person who owns a significant holding in a bank may adversely affect the bank’s financial situation, it may request that the Spanish Ministry of Economy: (1) suspend the voting rights of such person’s shares for a period not exceeding 3 years; (2) seize control of the bank or replace its board of directors; or (3) revoke the bank’s license.

In addition, an acquisition or transfer of shares in any company listed on the Bolsas de Valores where, following the transaction, the purchaser’s or seller’s holding reaches or falls below the thresholds (described in paragraph (n) entitled “Disclosure of interests” below) must be reported to the listed company, to the relevant governing bodies (Sociedades Rectoras) of the Spanish stock exchanges on which such company is listed and to the CNMV.

(g)  Business combinations

Under Spanish law, mergers or de-mergers by Banco Santander must be authorised by the Spanish Ministry of Economy. In addition, a resolution approving a merger or de-merger must be passed by Banco Santander Shareholders at a shareholders meeting with the quora and majorities described in paragraph (d) entitled “Voting rights, quora and majorities” above.

For a resolution approving a merger to be properly passed: (1) the directors must prepare a merger statement which must be deposited with the Mercantile Registry; (2) one or more reports on the merger must be issued by independent experts appointed by the Mercantile Registry; and (3) the Banco Santander Board must issue a report on the merger. The merger resolution must be published three times in the Official Gazette of the Mercantile Registry (Boletín Oficial del Registro Mercantil) and in two of the local newspapers which have the largest circulation in the province or provinces where the registered offices of Banco Santander and the other merging entity are located. Creditors have a

PART 9:  INFORMATION ON THE BANCO SANTANDER SHARES

right to object to the merger within one month from the publication of the last announcement. This objection right consists of the right to request the provision by the company of banking guarantees in respect of the company’s debt owed to such creditor.

Approval of a de-merger resolution will also require the prior preparation and deposit of a de-merger statement, the issue of one or more independent expert reports and the issue of a report by the Banco Santander Board. The de-merger resolution must be published in the same manner as described above for mergers and creditors have the same objection right.

If the independent expert’s report on a merger or de-merger (as mentioned above) indicates that the net asset value that will be transferred is more than 20 per cent. below the aggregate of the face value and issue premium of the new shares to be issued, the Mercantile Registry will not register the merger or de-merger and, as such, the transaction would not be able to be completed.

(h)  Pre-emptive rights

Other than as set out below, under Spanish law, where a company issues new shares or convertible bonds, each shareholder and holder of convertible bonds has a preferential right to subscribe for shares and convertible bonds in proportion to its existing stake.

These pre-emption rights may be excluded if: (1) the exclusion is in the company’s best interests; (2) certain prescribed statutory requirements are followed; and (3) specific approval of such disapplication is obtained at a shareholders’ meeting. In addition, under Spanish law, there are no pre-emption rights in relation to a capital increase if the shareholders’ meeting approves a capital increase: (1) following the conversion of convertible bonds into shares; (2) due to the absorption of another company or some of the assets of another company resulting from a demerger; or (3) for the purposes of a securities exchange public bid for a Spanish listed company pursuant to the Royal Decree on public take-overs.

Under Spanish law, pre-emption rights are separate securities to the shares to which they relate and, as such, they may be separately transferred by shareholders (in the same manner as the transfer of shares).

Under Spanish law, if the capital of a company is increased by the issue of new shares out of reserves, the resulting new shares must be delivered pro rata to existing shareholders and convertible bondholders are entitled to an adjustment of the exchange ratio. The right to receive these new shares cannot be disapplied.

Under Spanish law, a listed company’s by-laws may not provide for pre-emption rights regarding the transfer (as opposed to the issue) of shares.

Entitlements to fractions of shares can be sold in the market by the holder of such entitlement

(i)   Liquidation, dissolution or winding up

Under Spanish law, a public limited company may be wound up by: (1) the passing of a resolution at its shareholders’ meeting; (2) the expiry of the duration established in its by-laws (Banco Santander By-laws provide that Banco Santander has indefinite duration); (3) completion of the business which constitutes its objects, impossibility of carrying out its objects or paralysis of the company’s bodies; (4) losses which reduce its net assets to an amount less than half its share capital, unless the latter is sufficiently increased or reduced; (5) reduction of its share capital to below €60,101 (being the minimum permitted share capital of a Spanish public company; (6) its merger or de-merger; or (7) any other reason provided for in the company’s by-laws, if any. Banco Santander By-laws do not provide for any other reason.

When any of the circumstances specified in (3), (4), (5) and (7) of the previous paragraph occur, the Banco Santander Board must call a shareholders meeting within two months of such occurrence in order to pass a winding up resolution. If such meeting is not called, the winding up resolution cannot be passed (for instance due to lack of quorum) or the shareholders (in general meeting) reject the winding up, any interested person may, and the directors must, apply for the winding up of Banco Santander before a court. If the directors fail to call the shareholders meeting to pass the winding up resolution or fail to apply for the winding up of the company as described above, they will be held jointly and severally liable for the company’s obligations.

Upon the commencement of the winding up of the company, the liquidation process starts (except in the event of a merger, de-merger or any other situation of global assignment of assets and liabilities.) When the liquidation process starts, the company must add the words “in liquidation” to its name, directors are replaced by liquidators and an auditor (interventor) may be appointed by the liquidator to review the liquidation proceedings. Liquidators are required to draft a balance sheet of the company which must be approved by a resolution of the shareholders in general meeting. The balance sheet, once approved, must be published in the Official Gazette of the Mercantile Registry (Boletín Oficial del Registro Mercantil) and in one of the local newspapers having the largest

PART 9:  INFORMATION ON THE BANCO SANTANDER SHARES

circulation in the province where the registered office of Banco Santander is located. The liquidator may not distribute to shareholders any assets remaining after the payment of debts until: (1) the expiration of the period during which the balance sheet can be challenged through the court (if no challenge has been filed); or (2) final judgement having been given on claims related to the balance sheet.

(j)   Amendment of governing instruments

Under Spanish law, shareholders have the power to amend any provision of a company’s by-laws. The board of directors of a company is not authorised to change the company’s by-laws (except for very minor amendments, such as the change of the corporate domicile within the same municipality).

Amendments adversely affecting the rights of the holders of any class of shares will also require the passing of a resolution by holders of each class of shares affected.

Generally, amendments to Banco Santander’s By-laws must be authorised by the Spanish Ministry of Economy. However, certain amendments, such as the change of its domicile within Spain or the implementation of statutory provisions in Banco Santander’s By-laws, do not require authorisation but must be notified to the Bank of Spain within 15 days of the resolution being approved. A share capital increase cannot be effected until the Bank of Spain declares that it has no objections to the resolution authorising the increase.

(k)  Number, election and removal of directors

Banco Santander’s By-laws provide that the minimum number of directors is 14 and that the maximum is 30.

Directors are generally appointed by the general shareholders’ meeting. However, the board of directors has the power to provisionally fill all vacancies on the board until the next general shareholders’ meeting, whereupon the shareholders may confirm or revoke such appointment. A director appointed to provisionally fill a vacancy must be a shareholder and his or her appointment will lapse on the date on which his or her predecessors’ would have done. If the board of directors fails to provisionally appoint a shareholder to fill a vacancy as described above, or if the shareholders resolve to revoke the appointment of a director provisionally appointed by the board, the shareholders may appoint another person as a director to fill such vacancy.

Under Spanish law, shareholders holding shares, in aggregate, equal to or greater than the result of dividing the total share capital by the number of directors, have the right to appoint a corresponding proportion of the members of the board of directors (disregarding the fractions). Shareholders who exercise this right may not vote on the appointment of other directors.

Banco Santander’s By-laws provide that every year the term of office of one third of the directors must lapse. The directors to retire are those who have been longest in office since their last appointment. Banco Santander’s By-laws also provide that the term of office of a director is three years, however, directors may be reappointed. Although there is no provision in Spanish law regarding the composition of a board of directors, Banco Santander’s internal rules, following best corporate governance practice, provide that the external or non-executive directors should constitute a majority of the members of the board of directors, and a reasonable number should be independent directors. Banco Santander currently complies with these rules.

Under Spanish law, shareholders may remove a director without cause at any time by passing the relevant resolution at a general shareholders’ meeting.

(l)   Limitation on directors’ liabilities

Spanish law does not permit a company to exempt any directors from any liability arising from the performance of their duties.

(m)  Indemnification of directors and officers

Spanish law does not permit a company to indemnify a director against any liability and it does not permit a company to authorise such indemnification in its by-laws. However, companies may purchase and maintain corporate liability insurance for directors and officers against their liabilities.

(n)  Disclosure of interests

An acquisition or transfer of shares in any company listed on a Spanish stock exchange where, following the transaction:

(1)	the purchaser’s holding reaches five per cent. or any multiple of five per cent. of the share capital of such company; or

PART 9:  INFORMATION ON THE BANCO SANTANDER SHARES

(2)	the seller’s holding is reduced from five per cent. or from any multiple of five per cent. of the share capital of such company,

must be reported within seven business days following such acquisition or transfer to the company that issued the listed shares, to the relevant governing bodies (Sociedades Rectoras) of the Spanish stock exchanges on which such company is listed, and to the CNMV.

This threshold percentage is reduced to one per cent., or any multiple of one per cent., if the acquirer, or the person who acts on his or her behalf, is resident in a tax haven (as defined under Spanish law), or is resident in a country or territory where there is no authority entrusted with the supervision of the securities markets, or where the designated authority declines to exchange information with the CNMV. Whilst the United Kingdom is not generally considered to be a tax haven for these purposes, certain of its territories, such as Jersey, Guernsey and the Isle of Man, may be.

An acquisition by a company (or a subsidiary of that company) of the company’s own shares must be reported if the acquisition, together with any other such acquisitions since the date of the last report, exceeds one per cent. of its share capital. For these purposes, sales of shares in the company by the company or by its subsidiaries are not deducted.

The directors of any company listed on a Spanish stock exchange must report to the CNMV, to the relevant governing bodies (Sociedades Rectoras) of the Stock Exchanges on which the company is listed and to the company itself, the number of shares, or options over the company’s shares, that they hold at the time of their appointment (or, if applicable, report that they own no shares or options) whether they hold such shares or options directly or through companies they control or any other intermediary. They must also report all acquisitions or transfers of such shares and options by themselves, through intermediaries or by companies they control.

In addition, managers of any listed company must report the acquisition of shares and options over shares as a result of an employee compensation plan related to the shares’ price to the CNMV. Any change to such employee compensation plans must be also reported. According to Banco Santander’s By-laws, the implementation of any employee scheme referenced to Banco Santander’s shares, regardless of whether the beneficiaries are directors, managers or others, requires shareholder approval.

In addition, the Bank of Spain requires purchasers of shares in Banco Santander to notify, and seek approval from, the Bank of Spain in certain circumstances (as described in paragraph (f) entitled “Transfers” above).

Under Spanish law, failure to notify to the Bank of Spain any transaction involving a significant holding (participación significativa), may have the consequence described in paragraph (f) entitled “Transfers” above. Furthermore, failure to inform the CNMV of a significant holding may constitute an infringement under the Spanish securities market law and penalties may be imposed on the defaulting party.

(o)  Share redemption/purchase/treasury shares

Under Spanish law, a listed company may issue redeemable shares. These must be fully paid-up on subscription and may not exceed 25 per cent. of the company’s share capital.

A company may redeem these shares (either at the request of their holders or at the request of the company, in accordance with their terms and conditions) only out of: (1) distributable profits; (2) available reserves; or (3) the proceeds of a new issue of shares, for the purpose of financing the redemption. At present, Banco Santander has not issued any redeemable shares.

Under Spanish law, shareholders do not generally have the right to require a company to purchase his or her shares. As an exception, in certain special cases, if a shareholders does not vote in favour of certain company resolutions or if a shareholder holds non-voting shares, such shareholder may require a company to purchase his or her shares (at the average market price of the shares over the last quarter preceding the date of the resolution or preceding the date on which such shareholder exercises his or her right). The types of resolution to which this right relates are the substitution of a company’s corporate object or the change of its registered address to a foreign country. The shareholders have one month from the date such resolution is published in the Official Gazette of the Mercantile Registry (Boletín oficial del Registro Mercantil) to exercise this right.

A Spanish listed company may purchase its own shares if: (1) authority has been given by a resolution of its shareholders (which may be given for a maximum period of 18 months); (2) the par value of the company’s total treasury stock (i.e. those of the company’s shares which the company holds itself or through its subsidiaries) does not exceed five per cent. of its share capital; (3) the company has created a reserve (without reducing the share capital or unavailable reserves) for an amount equivalent to the treasury stock value recorded by the company on its balance sheet, to be maintained until the shares are sold or redeemed; and (4) the relevant shares are fully paid-up.

PART 9:  INFORMATION ON THE BANCO SANTANDER SHARES

Treasury stock is subject to specific rules. In particular, Spanish law provides that the voting rights attaching to treasury stock are suspended and any dividend or return of capital is allocated to the remaining shareholders in proportion to their paid-up capital (except dividends payable on treasury shares held by a company’s subsidiaries). However, treasury stockholders (whether the company or any subsidiary) will receive the corresponding number of new shares on a bonus issue of shares which will be issued credited as fully paid out of reserves.

(p)  Information rights

Up to and including the seventh day prior to the general shareholders’ meeting, shareholders of Banco Santander may request that the Banco Santander Board to provide information or clarification in respect of the matters included in the agenda, as well as in respect of information that has been made available to the public through the CNMV since the last shareholders’ meeting.

During the meeting, the shareholders may request verbal information or clarification in respect of any of the matters included in the agenda. If the directors are not able to provide the requested information at the meeting, they must provide it in writing within the seven days following the end of the meeting. The Banco Santander Directors must provide the requested information unless it is inappropriate to do so and, in particular, if in the opinion of the chairman of Banco Santander the publicity of the requested information may damage the interests of Banco Santander. However, the Banco Santander Directors cannot rely on this exclusion if the request is supported by shareholders representing at least 25 per cent. of Banco Santander’s share capital.

(q)   Challenging corporate resolutions

Resolutions by the general shareholders’ meeting against the law, the Banco Santander By-laws or that damage the corporate interests of Banco Santander in favour of one or various shareholders or third parties may be challenged.

Resolutions against the law are void. The action to declare a resolution void can be initiated by any shareholder, the directors or any third party with a legitimate interest. The claim must be initiated within the 12 months following the approval of the resolution or, if the resolution in question is required to be registered at the Commercial Registry, following the publication in the Official Gazette of the Mercantile Registry. If the subject of the resolution is against public policy, the claim can be initiated at any time.

Resolutions against the Banco Santander By-laws or that damage the corporate interests of Banco Santander in favour of one or more shareholders or third parties are voidable. The action to declare a resolution voidable can be initiated by those shareholders attending the meeting that have expressly opposed to the resolution (provided that such opposition is included in the minutes), absent shareholders, shareholders who have been deprived illegally from their voting rights and the Banco Santander Directors. The claim must be initiated within forty days following the date referred to in the preceding paragraph.

Resolutions by the Banco Santander Board that are void or voidable can be challenged by shareholders representing at least 5 per cent. of the voting share capital of Banco Santander.

2.     Comparison of rights of Banco Santander Shareholders and Abbey Shareholders

The following is a summary comparison of material differences between the rights of Banco Santander Shareholders and Abbey Shareholders arising from differences between the corporate laws of Spain and the company laws of England and Wales, the Banco Santander By-laws and Abbey Articles, and the securities laws and regulations governing the two companies. However, it is not intended to be a complete description of the laws of Spain or of England and Wales, nor of the other rules or laws referred to in this summary, nor of Banco Santander’s By-laws or Abbey Articles.

(a)   Voting rights, quora and majorities

(i)   Banco Santander Shareholders

Banco Santander’s By-laws provide that each Banco Santander Share entitles the holder to one vote at general shareholders’ meetings.

Spanish law allows by-laws to set a minimum number of shares that must be held in order for holders to be entitled to attend general shareholders’ meetings. At the general shareholders’ meeting held on 19 June 2004, Banco Santander Shareholders resolved to amend Banco Santander’s By-laws such that no minimum shareholding is required to attend the shareholders’ meeting. Such amendment is awaiting approval of the Spanish Ministry of Economy. Until such approval is received, only registered holders of at least 100 Banco Santander Shares are entitled to attend shareholders’ meetings. However, holders of fewer than 100 Banco Santander Shares may aggregate their Banco Santander Shares and select a representative to attend and vote at a shareholders’ meeting. Alternatively, a holder of fewer

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than 100 Banco Santander Shares may aggregate his or her shares with a holder of Banco Santander Shares entitled to attend, empowering such other shareholder to vote on his or her behalf.

Under Spanish law, a quorum on first call for a duly constituted annual or extraordinary general meeting of shareholders requires the presence in person or by proxy of shareholders representing 25 per cent. of the company’s voting capital. On second call there is no quorum requirement. In practice, most shareholders’ meetings of Spanish listed companies are, therefore, held on second call.

Notwithstanding the above, a quorum of shareholders representing 50 per cent. of voting capital is required to be present or represented at a meeting held on first call to approve any of the following actions: (1) an issue of bonds; (2) an increase or reduction of share capital; (3) a change in Banco Santander’s corporate nature/form; (4) a merger or de-merger; (5) any other amendment of Banco Santander’s By-laws; and (6) dissolution and liquidation of Banco Santander. At a meeting held on second call in respect of such actions, a quorum of shareholders representing 25 per cent. of the voting capital is required to be present or represented.

Resolutions at general shareholders’ meetings are passed by a simple majority of the voting capital present or represented at the meeting. However, a two-thirds majority of the voting capital (either present or represented) is required to approve the special actions described in the previous paragraph when the shareholders’ meeting is held on second call and less than 50 per cent. of the voting capital is present or represented.

Under both Spanish law and Banco Santander’s By-laws, only holders of Banco Santander Shares who have their Banco Santander Shares duly registered in the appropriate records at least five days prior to the day on which a meeting is scheduled to be held may attend and vote at such meeting.

Details as to notices and proxies are contained in paragraph (u) entitled “Notices and proxy statements” below.

(ii)	Abbey Shareholders

Under Abbey Articles, holders of Abbey Shares are entitled to one vote on a show of hands at a shareholders’ meeting regardless of the number of shares he or she holds. Voting occurs by a show of hands unless a poll is demanded by: (1) the chairman of the meeting; (2) any group of five or more Abbey Shareholders or their proxies; (3) any shareholder or shareholders or their respective proxies representing at least 10 per cent. of the total voting rights of all members having the right to attend and vote at the meeting; or (4) a shareholder or shareholders present in person or by proxy holding shares conferring a right to attend and vote at the meeting on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all shares conferring that right. On a poll each Abbey Shareholder, or his or her proxy, would be entitled to one vote for each Abbey Share held by the shareholder.

Under Abbey Articles, the holders of any preference shares in the capital of Abbey are only entitled to vote: (1) on resolutions for, or in relation to, the winding-up of Abbey; (2) on resolutions varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the preference shares; or (3) if the preference dividend has not been paid in full in respect of such dividend period, on any resolutions proposed at shareholders’ meetings.

On a show of hands, every holder of preference shares who is entitled to vote is entitled to one vote. If a poll is called, each holder of preference shares who is entitled to vote is entitled to one vote for each preference share held by the shareholder.

Under Abbey Articles, ordinary resolutions may be decided on a show of hands and must be approved by at least a majority of the shareholders present in person, or by proxy and voting at a meeting. If a poll is demanded, the resolution conducted on a poll must be approved by holders of at least a majority of the votes cast at the meeting whether in person or by proxy. Both special and extraordinary resolutions require the affirmative vote of at least 75 per cent. of the votes cast at the meeting.

Under Abbey’s Articles, two members present in person or by proxy and entitled to vote generally constitute a quorum.

There is no record date for shareholder meetings under English law. However, under the CREST Regulations the record date for a shareholder meeting may not be more than 48 hours prior to the time fixed for such a meeting.

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Details as to notices and proxies are contained in paragraph (u) entitled “Notices and proxy statements” below.

(b)	Shareholders proposals and shareholder nominations of directors

(i)	Banco Santander Shareholders

Banco Santander Shareholders may demand a vote at any shareholders’ general meeting on resolutions relating to the responsibility of directors or, the appointment of a director to fill a vacancy or the removal of directors in certain circumstances. Subject to this and except for the right of shareholders representing at least 5 per cent. of the share capital to ask the Banco Santander Board to call a shareholders’ meeting to consider the resolutions proposed by such shareholders, there is no power under Spanish law, nor under Banco Santander By-laws, for Banco Santander Shareholders to demand that a resolution be voted on at a general shareholders’ meeting. The ability of Banco Santander Shareholders to call general meetings is described in paragraph (f) entitled “Extraordinary general meetings of shareholders” below.

Under Spanish law, shareholders holding shares, in aggregate, equal to or greater than the result of dividing the total share capital by the number of directors, have the right to appoint a corresponding proportion of the members of the board of directors (disregarding the fractions). Shareholders who exercise this right may not vote on the appointment of other directors. However, at present, there is no shareholder of Banco Santander (other than the Banco Santander ADS Depository) who qualifies for this right.

(ii)	Abbey Shareholders

Under English law, shareholders may demand that a resolution be voted on at an annual general meeting if the demand is made:

(1)	by shareholders holding at least five per cent. of the total voting rights at the meeting to which the demand relates; or

(2)	by at least 100 shareholders holding shares on which there has been paid an average sum per shareholder of at least £100.

The shareholders must deposit the demand at Abbey’s registered office at least six weeks before the annual general meeting to which it relates.

Resolutions to appoint directors must be put to shareholders on the basis of one resolution for each nominated director. A resolution including more than one director may be presented to be voted upon at a general meeting only if the shareholders have first unanimously approved so doing.

(c)	Sources and payment of dividends

(i)	Banco Santander Shareholders

Banco Santander’s By-laws provide that any profits must be allocated in the following order: (1) 10 per cent. of Banco Santander’s profits for each financial year must be transferred to a reserve (until the level of that reserve reaches an amount equal to 20 per cent. of the nominal value of Banco Santander’s share capital); (2) Banco Santander will allocate an amount the Banco Santander Board considers appropriate to voluntary reserves and pension funds (fondos de previsión); (3) if the Banco Santander Board deems it advisable, Banco Santander may allocate, a certain amount to a new reserve account; and (4) any remaining profits may be divided equally amongst Banco Santander Shareholders under the limitations imposed by Spanish law.

Under Spanish law, a company is not permitted to make a distribution if the amount of its net assets is, or will be as a consequence of the distribution, less than its share capital. The amount, time and form of payment of any dividend to be distributed amongst the shareholders in proportion to their paid-up capital, will be determined by resolutions adopted at a general shareholders’ meeting.

Banco Santander’s By-laws provide that any non-voting shares will entitle the holder to receive a minimum annual dividend of five per cent. on the paid-up capital corresponding to such non-voting shares. However, at present, Banco Santander has not issued any shares that could entitle their holders to any preferential rights (including as to the distribution of dividends).

In addition to Banco Santander’s By-laws and the relevant provisions of Spanish law, both Banco Santander and its domestic banking subsidiaries are subject to certain restrictions on dividend payments prescribed by the Spanish Ministry of Economy and the Bank of Spain regarding distribution of reserves and maintenance of mandatory capital adequacy ratios. In particular, if a bank fails to comply with applicable solvency ratios on a consolidated basis by

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more than 20 per cent., it must allocate to reserves the full amount of its after-tax profits. If the bank fails to comply with the applicable solvency ratios by 20 per cent. or less, then the bank must submit a proposal for the allocation of its profits to the Bank of Spain for its approval. In such case, the amount of after-tax profits that must be allocated to reserves cannot be less than 50 per cent. of those profits. Additionally, the payment of cash dividends by a bank out of existing reserves must be authorised by the Spanish Ministry of the Economy.

(ii)	Abbey Shareholders

Subject to the prior rights of holders of preference shares, an English company may pay dividends on its ordinary shares only out of its distributable profits, defined as accumulated, realised profits less accumulated, realised losses, and not out of share capital. Share capital includes the share premium account, which is an amount equal to the excess of the aggregate consideration received by a company for the issue of its shares over the aggregate nominal amount of such shares. Amounts credited to the share premium account, however, may be used to pay up unissued shares which may then be distributed to shareholders in proportion to their holdings and to write off certain expenses in connection with the issue of shares.

In addition, under English law, Abbey is not permitted to make a distribution if, at the time, the amount of its net assets is less than the aggregate of its issued and paid-up share capital and undistributable reserves or they will become so as a result of the distribution.

(d)	Rights of purchase and redemption

(i)	Banco Santander Shareholders

Under Spanish law, a listed company may issue redeemable shares. These must be fully paid-up on subscription and may not exceed 25 per cent. of the company’s share capital.

A company may redeem these shares (either at the request of their holders or at the request of the company, in accordance with their terms and conditions), only out of: (1) distributable profits; (2) available reserves; or (3) the proceeds of a new issue of shares, for the purpose of financing the redemption. At present, Banco Santander has not issued any redeemable shares.

A Spanish listed company may purchase its own shares if: (1) authority has been given by a resolution of its shareholders (which may be given for a maximum period of 18 months); (2) the par value of the company’s total treasury stock (i.e. those of the company’s shares which the company holds itself or through its subsidiaries) does not exceed five per cent. of its share capital; (3) the company has created a reserve (without reducing the share capital or unavailable reserves) for an amount equivalent to the treasury stock value recorded by the company on its balance sheet, to be maintained until the shares are sold or redeemed; and (4) the relevant shares are fully paid-up.

Treasury stock is subject to specific rules. In particular, Spanish law provides that the voting rights attaching to treasury stock are suspended and any dividend or return of capital is allocated to the remaining shareholders in proportion to their paid-up capital (except dividends payable on treasury shares held by a company’s subsidiaries). However, treasury stockholders (whether the company or any subsidiary) will receive the corresponding number of new shares on a bonus issue of shares which will be issued as fully paid out of reserves.

(ii)   Abbey Shareholders

Under English law, a company may issue redeemable shares if authorised by its articles of association, which Abbey is, subject to any conditions stated therein. The Abbey Shares are not redeemable, however, the preference shares issued by Abbey are redeemable, in whole or in part, at Abbey’s option.

A company may purchase its own shares, including any redeemable shares, if the purchase is authorised by its articles of association, which in Abbey’s case it is, and:

(1)	in the case of a market purchase, authority to make the market purchase has been given by any ordinary resolution of its shareholders (although normal practice is to seek approval by way of special resolution); or

(2)	in all other cases, has been approved by a special resolution.

A company may redeem or repurchase shares only if the shares are fully paid and, in the case of public companies, only out of:

(1)	distributable profits; or

(2)	the proceeds of a new issue of shares, made for the purpose of the repurchase or redemption of those shares for cancellation.

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The Listing Rules require that where a company has issued shares which are listed on the Official List and are convertible into a class of shares to be repurchased, the holders of the convertible shares must first pass an extraordinary resolution approving any repurchase at a separate class meeting.

The Listing Rules also require that purchases within a 12 month period of 15 per cent. or more of a company’s share capital must be made through either a tender or partial offer to all shareholders, at a stated maximum or fixed price.

Purchases within a 12 month period below the 15 per cent. threshold may be made through:

(1)	the market, provided that the price is not more than five per cent. above the average of the market values of those shares for the five business days before the purchase is made; or

(2)	an off-market transaction negotiated with one or more shareholders subject to prior approval of the transaction by special resolution.

Under English law, the shares of a company repurchased by the company may be cancelled or held by the company as treasury shares (provided that the aggregate nominal value of the shares of any class of shares held as treasury shares does not exceed 10 per cent. of the issued share capital of that class at that time). No dividends are payable on, and no voting rights will be attached to, treasury shares. Treasury shares may only be used by the company for limited purposes. A company may: (1) cancel those shares; (2) transfer them for the purposes of, or pursuant to, an employees’ share scheme; or (3) sell them for cash. Sales of treasury shares are subject to the statutory pre-emption rights under the Companies Act, except to the extent disapplied by the company’s articles of association or by special resolution (as described in paragraph (h) entitled “Pre-emption rights” below).

(e)	Annual general meetings of shareholders

(i)	Banco Santander Shareholders

Banco Santander’s By-laws provide that an annual general meeting must be held within the first six months of each financial year in order to: (1) review corporate performance; (2) approve, if applicable, the previous year’s accounts; (3) determine the distribution of profits (see paragraph (c) entitled “Sources and payments of dividends” above); and (4) approve, if applicable, the consolidated accounts. In addition, resolutions may be discussed and adopted on any other matter which is included on the agenda, such as the appointment of auditors or directors.

Banco Santander’s annual general meeting must be called by the Banco Santander Board on at least 15 days’ written notice.

(ii)	Abbey Shareholders

Abbey Articles provide that an annual general meeting must be held in accordance with the provisions of the Companies Act, which require an annual general meeting to be held in each year and not more than 15 months to elapse between the date of one annual general meeting of a company and that of the next. Certain business must be transacted at the annual general meeting, this includes: (1) the appointment or re-appointment of directors; (2) the appointment or reappointment of auditors; and (3) the laying before the shareholders of the company’s accounts for the previous financial year. Twenty-one clear days’ written notice is required to be given to Abbey Shareholders for the calling of an annual general meeting.

(f)	Extraordinary general meetings of shareholders

(i)	Banco Santander Shareholders

Under Banco Santander’s By-laws, an extraordinary general meeting of Banco Santander’s shareholders may be called by the Banco Santander Board at any time when deemed convenient by the Banco Santander Board for the company’s interests. In addition, the Banco Santander Board must call an extraordinary general meeting if so requested by shareholders holding five per cent. or more of the outstanding share capital of Banco Santander.

At least 15 days before the date fixed for any shareholders’ meeting (except in the case of a merger or de-merger where the publication of notices must be made at least one month before the date fixed for the meeting), a notice of such shareholders’ meeting must be published in the Official Gazette of the Mercantile Registry (Boletín Oficial del Registro Mercantil) and in one of the local newspapers having the largest circulation in the province where the registered office of Banco Santander is located. In addition, under Spanish law, the agenda of the meeting

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must be sent to the CNMV and the Spanish Stock Exchanges and must also be published on Banco Santander’s website.

Notices of shareholders’ meetings may (but are not required to) provide for a second call, to be convened in the event that the required quorum (as detailed in paragraph (a) entitled “Voting rights, quora and majorities” above) is not present on the first call. There must be at least 24 hours between the first and the second call for a shareholders’ meeting. In practice, shareholders’ meetings of Banco Santander are held on second call.

(ii)	Abbey Shareholders

Under English law, an extraordinary general meeting of shareholders of a company with share capital may be called by:

(1)	the board of directors; or

(2)	shareholders holding at least one-tenth of the paid-up capital of the company carrying voting rights at general meetings.

In addition, shareholders holding at least 95 per cent. in nominal value of shares carrying voting rights at general meetings may require directors to call an extraordinary general meeting.

For the purposes of extraordinary general meetings, the notice requirements for an ordinary resolution, an extraordinary resolution and a special resolution of Abbey are as follows:

(1)	ordinary resolution — 14 days’ written notice;

(2)	extraordinary resolution — 14 days’ written notice; and

(3)	special resolution — 21 days’ written notice.

Abbey Articles state that any notice shall be exclusive of the day on which it is served, or deemed to be served, and of the day on which the meeting is held.

“Extraordinary resolutions” are relatively unusual and are confined to matters out of the ordinary course of business, such as a proposal to wind up the affairs of the company.

“Special resolutions” generally involve proposals to:

(1)	change the name of the company;

(2)	change or amend the rights of shareholders;

(3)	permit the company to issue new shares for cash without applying the shareholders’ pre-emptive rights;

(4)	amend the company’s objects clause in its memorandum of association;

(5)	amend the company’s articles of association; or

(6)	carry out other matters for which the company’s articles of association or the Companies Act prescribe that a special resolution is required. In Abbey’s case no other such matters are specified in the Abbey Articles save for the power of shareholders to remove a director by special resolution as described in paragraph (n) entitled “Removal of directors” below.

Other proposals relating to the ordinary course of the company’s business, such as the election or removal of directors and transactions such as mergers and certain significant acquisitions and dispositions, require the approval of an ordinary resolution.

(g)	Compulsory sale and purchase rights

(i)	Banco Santander Shareholders

Under Spanish law, shareholders do not generally have the right to require a company to purchase his or her shares. As an exception, in certain special cases, if a shareholder does not vote in favour of certain company resolutions or if a shareholder holds non-voting shares, such shareholder may require a company to purchase his or her shares (at the average market price of the shares over the last quarter preceding the date of the resolution or preceding the date on which such shareholder exercises his or her right). The types of resolution to which this right relates are the substitution of a company’s corporate object or the change of its registered address to a foreign country. The shareholders have one month from the date such resolution is published in the Official Gazette of the Mercantile Registry (Boletín oficial del Registro Mercantil) to exercise this right.

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(ii)	Abbey Shareholders

Under English law, shareholders do not generally have the right to require a company to purchase his or her shares and Abbey Articles do not contain any such right.

Certain limited rights exist where an offeror, pursuant to a takeover offer for a company, has acquired or contracted to acquire not less than 90 per cent. in value of the shares to which the offer relates. In those circumstances, the offeror can seek to acquire outstanding minority shareholdings pursuant to the compulsory acquisition provisions of the Companies Act or the holders of outstanding minority shareholdings may require the offeror to acquire their shares. Similarly, under a scheme of reconstruction under section 110 of the UK Insolvency Act 1986, a shareholder who did not vote in favour of the relevant resolution can require the liquidator to abstain from carrying the resolution into effect, or to purchase his or her interest at a price agreed or determined by arbitration. Additionally, any shareholder who complains that the affairs of the company are being conducted, or that the directors’ powers are being exercised, in a manner unfairly prejudicial to him or her or some part of the shareholders (including him or herself) may apply to the court for relief. If the court finds the complaint to be justified, it may exercise its discretion and order the purchase of the shares on such terms, including as to price, as the court may determine.

(h)	Pre-emptive rights

(i)	Banco Santander Shareholders

Other than as set out below, under Spanish law, where a company issues new shares or convertible bonds, each shareholder and holder of convertible bonds has a preferential right to subscribe for shares and convertible bonds in proportion to its existing stake.

These pre-emption rights may be excluded if: (1) the exclusion is in the company’s best interests; (2) certain prescribed statutory requirements are followed; and (3) specific approval of such disapplication is obtained at a shareholders’ meeting. In addition, under Spanish law, there are no pre-emption rights in relation to a capital increase if the shareholders’ meeting approves a capital increase: (1) following the conversion of convertible bonds into shares; (2) due to the absorption of another company or some of the assets of another company resulting from a demerger; or (3) for the purposes of a securities exchange public bid for a Spanish listed company pursuant to the Royal Decree on public take-overs.

Under Spanish law, pre-emption rights are separate securities to the shares to which they relate and, as such, they may be separately transferred by shareholders (in the same manner as the transfer of the shares).

Under Spanish law, if the capital of a company is increased by the issue of new shares out of reserves, the resulting new shares must be delivered pro rata to existing shareholders and convertible bondholders are entitled to an adjustment of the exchange ratio. The right to receive these new shares cannot be disapplied.

Under Spanish law, a listed company’s by-laws may not provide for pre-emption rights regarding the transfer (as opposed to the issue) of shares.

Entitlements to fractions of shares can be sold in the market by the holder of such entitlement.

(ii)	Abbey Shareholders

Under English law, the issue for cash of:

(1)	relevant equity securities, being those which, with respect to dividends or capital, carry a right to participate beyond a specified amount (not being issued pursuant to an employee share scheme); or

(2)	rights to subscribe for, or convert, into relevant securities,

must be offered first to the existing equity shareholders in proportion to the respective nominal value of their holdings, unless a special resolution to the contrary has been passed by shareholders in a general meeting, or the articles of association provide otherwise.

It is customary for many English companies listed on the Official List to pass a resolution to authorise the board of directors to disapply these pre-emption rights in respect of a specified amount of share capital, generally five per cent. of issued share capital. Prior to 2004 Abbey did this every five years. At Abbey’s 2004 annual general meeting, a resolution was passed to authorise the Abbey Board to disapply these pre-emption rights in respect of five per cent. of issued share capital until the close of the Abbey annual general meeting in 2005.

English companies listed on the Official List also generally follow good practice guidelines that provide that such a company should not issue more than seven and a half per cent. of its

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issued ordinary share capital by way of a non pre-emptive issue for cash in any three year period.

It is common practice for English companies to disapply pre-emption rights in respect of fractional entitlements that may arise on a rights issue and also to deal with difficulties that may arise in respect of the issue of shares to overseas shareholders on a rights issue. At Abbey’s 2004 annual general meeting, a resolution was passed to disapply pre-emption rights in these circumstances until the close of the Abbey annual general meeting in 2005.

(i)	Amendment of governing instruments

(i)	Banco Santander Shareholders

Under Spanish law, shareholders have the power to amend any provision of a company’s by-laws. The board of directors of a company is not authorised to change the company’s by-laws (except for very minor amendments, such as the change of the corporate domicile within the same municipality).

Amendments adversely affecting the rights of the holders of any class of shares will also require the passing of a resolution by holders of each class of shares affected.

Generally, amendments to Banco Santander’s By-laws must be authorised by the Spanish Ministry of Economy. However, certain amendments, such as the change of its domicile within Spain or the implementation of statutory provisions in Banco Santander’s By-laws, do not require authorisation but must be notified to the Bank of Spain within 15 days of the resolution being approved. A share capital increase cannot be effected until the Bank of Spain declares that it has no objections to the resolution authorising the increase.

(ii)	Abbey Shareholders

Under English law, shareholders have the power to amend:

(1)	the objects, or purpose, clause in a company’s memorandum of association; and

(2)	any provisions of the company’s articles of association,

by special resolution, subject to, in the case of amendments to the objects clause of the memorandum of association, the right of dissenting shareholders to apply to the courts to cancel the amendments within 21 days of the passing of the resolution.

Under English law, the board of directors is not authorised to change the memorandum or articles of association.

Amendments affecting the rights of the holders of any class of shares may, depending on the rights attached to the class and the nature of the amendments, also require approval by extraordinary resolution of the classes affected in separate class meetings.

Abbey Articles provide for the variation of class rights either if sanctioned in writing by holders of not less than 75 per cent. in nominal value of the issued shares in the class, or by an extraordinary resolution of the class affected in a separate class meeting.

(j)	Shareholders’ votes on certain transactions

(i)	Banco Santander Shareholders

See paragraph (a) entitled “Voting rights, quora and majorities” above and paragraph (f) entitled “Extraordinary general meetings of shareholders” above, in relation to the quora and majorities required for certain resolutions to be adopted by Banco Santander Shareholders.

(ii)	Abbey Shareholders

Under the Listing Rules, shareholder approval:

(1)	is required for an acquisition or disposal by a listed company if, in broad terms, the size of the company or business to be acquired or disposed of represents 25 per cent. or more of the size of the listed company; and

(2)	may also be required for certain transactions between a listed company and related parties, which include:

(A)	directors of the company or its subsidiaries;

(B)	holders of 10 per cent. or more of the nominal value of any class of the company’s, or any holding company’s, or any of its subsidiary’s, shares having the right to vote; or

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(C)	any of their associates.

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganisations or takeovers. The Scheme is such a scheme. These schemes require:

(1)	the approval at a special meeting convened by order of the court of a majority in number of shareholders or creditors representing 75 per cent. in value of the capital held by, or debt owed to, the shareholders or creditors, or class thereof (as the case may be), present and voting, either in person or by proxy; and

(2)	the subsequent sanction by the court.

Once approved and sanctioned, all shareholders and creditors of the relevant class and the company are bound by the terms of the scheme.

A scheme of reconstruction under section 110 of the UK Insolvency Act 1986 may be made when a company is being wound-up voluntarily. Under the terms of such a scheme and with the sanction of a special resolution of the shareholders, the whole or part of the company’s business or property is transferred to a second company. Any dissenting shareholder can require the liquidator to abstain from carrying the resolution into effect or to purchase his or her interest at a price agreed or determined by arbitration.

(k)	Rights of inspection

(i)	Banco Santander Shareholders

Under Spanish law, a shareholder has the right to:

(1)	obtain a certificate of the resolutions adopted by the general shareholders’ meetings of the company, which must be duly recorded in the company’s books;

(2)	request any information regarding the issues included in the agenda of a general shareholders’ meetings both: (A) in writing, up to and including the seventh day prior to the general shareholders’ meeting; and (B) verbally during the meeting. The Banco Santander Directors must provide the requested information unless it is inappropriate to do so and, in particular, if in the opinion of the chairman of Banco Santander the publicity of the requested information may damage the interests of Banco Santander. However, the Banco Santander Directors cannot rely on this exclusion if the request is supported by shareholders representing at least 25 per cent. of Banco Santander’s share capital. As Banco Santander is a listed company, shareholders may also request, up to and including the seventh day prior to the meeting, further details on any information available to the public that Banco Santander has submitted to the CNMV since the last general shareholders’ meeting;

(3)	inspect the annual accounts that are to be approved at an annual general shareholders’ meeting; and

(4)	inspect the compulsory reports and information that the board of directors of the company must provide prior to certain actions (such as the merger or de-merger of the company or share capital increases).

Apart from the general information right described above, the shareholders of a Spanish public company may not inspect the company’s documents, contracts, books or information. Notwithstanding the above, Banco Santander’s By-laws give its shareholders the right to inspect the attendance list of the general shareholders’ meetings.

(ii)	Abbey Shareholders

Except when closed under the provisions of the Companies Act, the register and index of names of shareholders of an English company may be inspected:

(1)	without payment by its shareholders; or

(2)	for a fee by any other person.

In both cases, the documents may be copied for a fee.

The shareholders of an English public company may also inspect, without charge:

(1)	minutes of meetings of the shareholders (and obtain copies of the minutes for a fee);

(2)	service contracts of the company’s directors, if the contracts have more than 12 months to run or require more than 12 months’ notice to terminate;

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(3)	the register of interest in shares disclosed pursuant to sections 198 and 199 of the Companies Act;

(4)	the register of disclosures made pursuant to section 212 of the Companies Act and any associated reports; and

(5)	the register of directors’ interests.

In addition, public companies are required to provide copies of their annual accounts to shareholders and make available such accounts to shareholders at a general meeting.

(l)	Standard of conduct for directors

(i)	Banco Santander Shareholders

Under Spanish law, the board of directors of a company is responsible for the management and representation of the company, although certain matters are reserved to the general shareholders’ meeting. In accordance with Banco Santander’s internal rules, which follow corporate governance best practice, the board of directors has a general duty of supervision.

A director must comply with the duties set out in the law, in the company’s by-laws and in its internal regulations for the general shareholders’ meeting and the board of directors. These duties include the following:

(1)	to act diligently in his or her management of the company. In particular, the law establishes that he or she must carry out his or her duties with the diligence of an “orderly entrepreneur (Ordenado empresario) and a faithful representative” and must diligently inform himself or herself of the company’s business development;

(2)	to comply with duties established by the law and the company’s by-laws, acting in the company’s best interests; and

(3)	to maintain secrecy of confidential information, even after his or her retirement or removal as director, subject to certain exceptions.

In addition to the above, Spanish banking regulations impose on directors requirements relating to professional and commercial integrity and relevant knowledge and expertise.

All the above requirements also apply to general managers and related executives and to those persons who represent a legal entity which holds the post of director.

(ii)	Abbey Shareholders

Under English law, a director has a fiduciary duty to act in a company’s best interests. This duty includes obligations:

(1)	not to create an actual or potential conflict between his or her duty to the company and duties to any other person or his or her personal interests;

(2)	not to make a profit out of his position as a director unless the company permits him to do so; and

(3)	to exercise his or her powers only in accordance with the memorandum and articles of association of the company.

In addition, a director must exercise reasonable care and skill. This test is both subjective (i.e., was the director’s conduct that of a reasonably diligent person who has the knowledge and experience of that particular director) and objective (i.e., was the director’s conduct that of a reasonably diligent person having the knowledge and experience that a director should have).

The Companies Act contains restrictions on a company’s power to make loans and confer other benefits to directors and persons connected with them.

(m)	Classification of the board of directors

(i)	Banco Santander Shareholders

Under Spanish law, the term of office of directors established in a company’s by-laws cannot exceed five years, although directors may be appointed for successive periods each of which has a maximum duration of five years.

Banco Santander’s By-laws provide that every year the term of office of one third of the directors must lapse. The directors to retire are those who have been longest in office since their last appointment. Banco Santander’s By-laws also provide that the term of office of a director is three years, however, directors may be reappointed. Although there is no provision in Spanish law regarding the composition of a board of directors, Banco Santander’s internal

PART 9:  INFORMATION ON THE BANCO SANTANDER SHARES

rules, following best corporate governance practice, provide that the external or non-executive directors should constitute a majority of the members of the board of directors, and a reasonable number should be independent directors. Banco Santander currently complies with these rules.

(ii)	Abbey Shareholders

There are no provisions under English law which govern the term of office of directors, although shareholder approval is required if a director’s contract of employment is for a period of more than five years.

The Combined Code, published by the Committee on Corporate Governance, contains principles of good governance and a code of best practice and is appended to the Listing Rules. It recommends that the notice period of directors’ service contracts should be one year or less.

Abbey Articles provide that at every annual general meeting one third of the directors who are subject to retirement by rotation must retire. These retiring directors may be re-appointed by the meeting.

(n)	Removal of directors

(i)	Banco Santander Shareholders

Under Spanish law, shareholders may remove a director without cause at any time by a resolution passed by simple majority at a general shareholders’ meeting. See paragraph (f) entitled “Extraordinary general meetings of shareholders” in respect of the convening of such meetings.

(ii)	Abbey Shareholders

Under the Companies Act, shareholders may remove a director without cause by ordinary resolution, irrespective of any provisions of the company’s articles of association or service contract the director has with the company, provided, however, that at least 28 clear days’ notice is given to the company. In addition, in accordance with Abbey Articles, Abbey Shareholders can remove any director by special resolution without having to give notice. However, such removal may trigger a claim for damages by the removed director for repudiation of his or her service contract.

(o)	Vacancies on the board of directors

(i)	Banco Santander Shareholders

Under Spanish law, the board of directors has the power to provisionally fill all vacancies on the board until the next general shareholders’ meeting, whereupon the shareholders may confirm or revoke such appointment. A director appointed to provisionally fill a vacancy must be a shareholder and his or her appointment will lapse on the date on which his or her predecessors’ would have done. If the board of directors fails to provisionally appoint a shareholder to fill a vacancy as described above, or if the shareholders resolve to revoke the appointment of a director provisionally appointed by the board, the shareholders may appoint another person as a director to fill such vacancy.

Banco Santander’s By-laws provide that the minimum number of directors is 14 and that the maximum is 30.

(ii)	Abbey Shareholders

Shareholders may by ordinary resolution, at a general meeting, appoint a person to be a director:

(1)	to fill a vacancy; or

(2)	to become an additional director, subject to any maximum provided in the company’s articles of association.

Abbey Articles provide that the board of directors has the power to appoint a person as director to serve until the next general meeting of the company, whereupon the director concerned is required to retire, but will be eligible for re-election. However, the total number of directors shall not exceed any maximum number fixed in accordance with the company’s articles of association.

Abbey Articles provide that the minimum number of directors is ten and that the board may from time to time fix, and from time to time vary, a maximum.

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(p)	Limitation of liability of directors and officers

(i)	Banco Santander Shareholders

Spanish law does not permit a company to exempt any directors from any liability arising from the performance of their duties.

(ii)	Abbey Shareholders

English law does not permit a company to exempt any director, officer of the company or any person employed by the company as an auditor, from any liability arising from negligence, default, breach of duty or breach of trust against the company.

(q)	Indemnification of directors and officers

(i)	Banco Santander Shareholders

Spanish law does not permit a company to indemnify a director against any liability and it does not permit a company to authorise such indemnification in its by-laws. However, companies may purchase and maintain corporate liability insurance for directors and officers against their liabilities.

(ii)	Abbey Shareholders

English law does not permit a company to indemnify:

(1)	a director or officer of the company; or

(2)	any person employed by the company as an auditor,

against any liability arising from negligence, default, breach of duty or breach of trust against the company, except that indemnification is allowed for liabilities incurred in proceedings in which:

(1)	judgment is entered in favour of the director, officer or auditor, or the director, officer or auditor is acquitted; or

(2)	the director, officer or auditor is held liable, but the court finds that he or she acted honestly and reasonably and that relief should be granted.

The Companies Act enables companies to purchase and maintain insurance for directors, officers and auditors against liabilities arising from negligence, default, breach of duty or breach of trust against the company.

Abbey Articles authorise the company to purchase and maintain such insurance for any directors, officers or auditors of the company.

See also paragraph (p) entitled “Limitation of liability of directors and officers” above.

(r)	Certain provisions relating to share acquisitions

(i)	Banco Santander Shareholders

Under Spanish law, there are obligations arising from the acquisition above certain levels of shares (or other securities that may directly or indirectly grant the right to subscribe for shares) in a company whose shares are admitted to trading on a Spanish stock exchange. The obligations are that a person may not:

(1)	acquire shares which, together with other shares held by that person, represent a holding of 25 per cent. or more of such company’s share capital;

(2)	increase a holding of at least 25 per cent. by six per cent. or more within a 12 month period; or

(3)	acquire shares which, together with other shares held by that person, represent a holding of 50 per cent. or more of such company’s capital,

without first launching a public tender offer to acquire at least 10 per cent. of the company’s share capital under the relevant provisions of Spanish law and, in the case of a proposed acquisition of 50 per cent. or more of the shares, the offer must be made for 100 per cent. of the share capital.

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There is also an obligation to launch a tender offer (to acquire at least 10 per cent. of the share capital of the company) in the event that the offeror intends to acquire a number of shares representing less than 25 per cent. of the capital of the target company when the offeror:

(1)	intends to acquire at least five per cent. of the share capital of the target company or a lesser amount which entitles the offeror to appoint a number of board members which, when added to those board members already appointed by the offeror, would represent more than one third but less than a majority of the total number of directors on the board of the target company; and

(2)	has the intention of appointing such number of directors to the board.

Additionally, in the event that the offeror intends to acquire a number of shares representing less than 50 per cent. of the share capital of the target company, if the offeror:

(1)	intends to acquire at least five per cent. of the share capital of the target company or a lesser amount entitling him to appoint a number of board members which, when added to those board members already appointed by the offeror, would represent a majority of the total number of directors of the board of the target company; and

(2)	has the intention of appointing such number of directors to the board,

the tender offer must be made for 100 per cent. of the target company’s share capital.

Spanish law also imposes an obligation to launch a tender offer when the purchaser appoints these numbers of directors to the target company’s board during the 24 months following the acquisition, in which case the tender offer must be carried out at a price authorised by the CNMV.

The relevant provisions of Spanish law apply not only to the offeror, but also to members of the same group of companies of the offeror, to legal entities or to individuals acting in concert with the offeror (connected persons), and any other entities or individuals acting on behalf of the offeror.

See also paragraph (s) entitled “Banking regulation requirements” which summarises additional provisions in respect of the acquisition of Banco Santander Shares.

(ii)	Abbey Shareholders

In the case of a company listed on the Official List, shareholder approval must be obtained for certain transactions involving directors, substantial shareholders or their associates (see paragraph (j) entitled “Shareholders’ votes on certain transactions” above). In addition, takeovers of public companies, whether or not listed on the Official List, are regulated by the City Code, which is:

(1)	comprised of non-statutory rules unenforceable at law; and

(2)	administered by the Panel, a body consisting of representatives of City of London financial and professional institutions, which oversees the conduct of takeovers.

The City Code provides that when:

(1)	any person acquires, whether by a series of transactions over a period of time or not, shares which, together with shares held or acquired by persons acting in concert with him or her, represent 30 per cent. or more of the voting rights of a public company; or

(2)	any person, together with persons acting in concert with him or her, holds at least 30 per cent. but not more than 50 per cent. of the voting rights and that person, or any person acting in concert with him or her, acquires any additional shares which increase his or her percentage of the voting rights, that person must generally make an offer for all of the equity shares of the company (except for treasury shares), whether voting or non-voting, and any class of voting non-equity shares of the company held by that person or any person acting in concert with him or her, for cash, or accompanied by a cash alternative, at not less than the highest price paid by any such person for the relevant shares during the 12 months preceding the date of the offer.

In addition the rules governing substantial acquisitions of shares (which are attached to the City Code) provide that a person may not (with certain limited exceptions), in any period of 7 days, acquire shares carrying voting rights in a company, or rights over such shares, representing 10 per cent. or more of the voting rights if such acquisition, when aggregated with any shares or rights over shares which such person already holds, would carry 15 per cent. or more (but less than 30 per cent.) of the voting rights of that company.

PART 9:  INFORMATION ON THE BANCO SANTANDER SHARES

See also paragraph (s) entitled “Banking regulation requirements” which summarises various statutory rules in respect of the acquisition of Abbey Shares.

(s)	Banking regulation requirements

(i)	Banco Santander Shareholders

Certain provisions of Spanish law require notice to be given to the Bank of Spain prior to the acquisition by any individual or corporation of a significant holding of shares (as defined below) in a Spanish bank.

Any individual or corporation that wishes to acquire, directly or indirectly, a significant holding of shares (participación significativa) in a Spanish bank must give advance notice to the Bank of Spain describing the size of such proposed holding, the proposed terms and conditions of the acquisition and the anticipated closing date of the acquisition. A “significant holding” for these purposes is defined as five per cent. or more of the share capital or voting rights of the target bank, or any lesser holding that gives the purchaser effective influence or control over the target bank. In addition, advance notice must be given to the Bank of Spain of any increase, direct or indirect, in any significant holding which reaches any of the following thresholds: 10 per cent.; 15 per cent.; 20 per cent.; 25 per cent.; 33 per cent.; 40 per cent.; 50 per cent.; 66 per cent.; and 75 per cent. Notice to the Bank of Spain must also be given by anyone who, as a result of the contemplated acquisition, may attain sufficient power to control the target bank. If the required notice is not given, or if the acquisition is effected before a three month period after receipt of notice has passed, or if the acquisition is opposed by the Bank of Spain then there may be the following consequences (1) the acquired shares may lose their voting rights; (2) the Bank of Spain may seize control of the target bank or replace its board of directors; and (3) a fine may be levied on the purchaser.

The Bank of Spain has three months after the receipt of any such notice to object to a proposed transaction. Such objection may be based on finding the purchaser to be unsuitable due to one of the following: (1) its commercial or professional reputation; (2) its solvency; or (3) the transparency of its corporate structure. If no such objection is raised within the three month period, authorisation is deemed to have been granted.

If any individual or institution plans to sell its significant holding, or reduce its holding to one of the above-mentioned levels of ownership or, because of any sale, will lose control of the entity, it must provide advance notice to the Bank of Spain indicating the size of the proposed transaction and its anticipated closing date. Failure to comply with these requirements may lead to penalties being imposed on the defaulting party.

Banks must notify the Bank of Spain as soon as they become aware of any acquisition or transfer of their shares that exceeds the above-mentioned percentages. In addition, banks are required to provide periodic reports to the Bank of Spain describing the composition of, and significant alterations to, the ownership of their share capital. This information must specify the level of ownership of the bank’s shares, regardless of the amount, held by any other financial institutions. In particular, the Bank of Spain also requires each bank to provide it with a list in April, July, October and January, of all its shareholders that are financial institutions and all other shareholders that own at least 0.25 per cent. of the bank’s share capital by reference to the last day of each calendar quarter. Furthermore, banks are required to inform the Bank of Spain as soon as they become aware of, and in any case not later than 15 days after, each acquisition by a person or a group of at least one per cent. of the bank’s total share capital.

If the Bank of Spain determines, at any time, that the influence of a person who owns a significant holding in a bank may adversely affect the bank’s financial situation, it may request that the Spanish Ministry of Economy: (1) suspend the voting rights of such person’s shares for a period not exceeding 3 years; (2) seize control of the bank or replace its board of directors; or (3) revoke the bank’s license.

(ii)	Abbey Shareholders

Under English law and the regulations of Abbey’s main regulator, the FSA, any entity which proposes to take a step which would result in it acquiring control over an entity which is regulated by the FSA (for example, a bank or investment firm in the Abbey Group) must notify and obtain the consent of the FSA.

Examples of when an acquisition of all or part of an FSA regulated entity would amount to such a change of control include: (1) where the acquiring entity holds 10 per cent. or more of the shares in the FSA regulated entity or its parent company; and (2) where the acquiring entity is able to exercise significant influence over the management of the FSA regulated entity by virtue of its shareholding in such entity.

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A proposed controller satisfies its legal obligation to notify the FSA by submitting completed FSA controller forms (one from the proposed controller and one from each of the CEO and one other director of the proposed controller), along with supporting documentation, including any such additional information as may be required by the FSA in the individual case.

The FSA has three months from the date of receipt of these forms in which to approve or reject the application. Such approval can be made subject to conditions, including that the proposed change of control is only approved by the FSA if it occurs within a specified time period (normally one year from the date of approval). The FSA can reject an application where it is not satisfied that the statutory approval requirements are met by the applicant. These requirements are that the applicant is a fit and proper person to have the control in question and that the interests of consumers would not be threatened by the acquiring entity’s control. A notice of rejection can be appealed by the applicant to the statutory Financial Services and Markets Tribunal.

It is a criminal offence for an acquiring entity to fail to notify the FSA. It is also an offence for an acquiring entity to acquire control before the FSA has approved or rejected its application and before the expiry of the three month period which the FSA has to consider the application. These offences are punishable by a fine. It is an offence punishable by imprisonment and/or a fine to carry out a change of control where the FSA has issued a notice of objection to the proposed change of control.

(t)	Disclosure of interests

(i)	Banco Santander Shareholders

An acquisition or transfer of shares in any company listed on a Spanish stock exchange where, following the transaction:

(1)	the purchaser’s holding reaches five per cent. or any multiple of five per cent. of the share capital of such company; or

(2)	the seller’s holding is reduced from five per cent. or from any multiple of five per cent. of the share capital of such company,

must be reported within seven business days following such acquisition or transfer to the company that issued the listed shares, to the relevant governing bodies (Sociedades Rectoras) of the Spanish stock exchanges on which such company is listed and to the CNMV.

This threshold percentage is reduced to one per cent., or any multiple of one per cent., if the acquirer, or the person who acts on his or her behalf, is resident in a tax haven (as defined under Spanish law), or is resident in a country or territory where there is no authority entrusted with the supervision of the securities markets, or where the designated authority declines to exchange information with the CNMV. Whilst the United Kingdom is not generally considered to be a tax haven for these purposes, certain of its territories, such as Jersey, Guernsey and the Isle of Man, may be.

An acquisition by a company (or a subsidiary of that company) of the company’s own shares must be reported if the acquisition, together with any other such acquisitions since the date of the last report, exceeds one per cent. of its share capital. For these purposes, sales of shares in the company by the company or by its subsidiaries are not deducted.

The directors of any company listed on a Spanish stock exchange must report to the CNMV, to the relevant governing bodies (Sociedades Rectoras) of the Stock Exchanges on which the company is listed and to the company itself, the number of shares, or options over the company’s shares, that they hold at the time of their appointment (or, if applicable, report that they own no shares or options) whether they hold such shares or options directly or through companies they control or any other intermediary. They must also report all acquisitions or transfers of such shares and options by themselves, through intermediaries or by companies they control.

In addition, managers of any listed company must report the acquisition of shares and options over shares as a result of an employee compensation plan related to the shares’ price to the CNMV. Any change to such employee compensation plans must be also reported. According to Banco Santander’s By-laws, the implementation of any employee scheme referenced to Banco Santander’s shares, regardless of whether the beneficiaries are directors, managers or others, requires shareholder approval.

In addition, the Bank of Spain requires purchasers of shares in Banco Santander to notify, and seek approval from, the Bank of Spain in certain circumstances. See paragraph (s) entitled “Banking regulation requirements” above.

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Under Spanish law, failure to notify to the Bank of Spain any transaction involving a significant holding (participación significativa) may have the consequences described in paragraph (s) entitled “Banking regulation requirements” above. Furthermore, failure to inform the CNMV of a significant holding may constitute an infringement under the Spanish securities market law and penalties may be imposed on the defaulting party.

(ii)	Abbey Shareholders

The Companies Act provides that anyone who acquires a material interest or becomes aware that he or she has acquired a material interest in three per cent. or more of any class of shares of a public company’s issued share capital carrying rights to vote at general shareholder meetings (excluding shares held in treasury) must notify that company in writing of his or her interest within two business days. Thereafter, any increase or decrease through a whole percentage point or decrease which reduces the interest to below three per cent. must be notified in writing to the company.

In addition, the Companies Act provides that a public company may, by notice in writing, require a person whom the company knows or reasonably believes to be or to have been within the three preceding years, interested in the company’s issued voting share capital, to:

(1)	confirm whether this is or is not the case; and

(2)	if this is the case, to give further information that the company requires relating to his or her interest and any other interest in the company’s shares of which he or she is aware.

The disclosure must be made within a reasonable period as specified in the relevant notice, which may be as short as one or two business days.

When the notice is served by a company on a person who is, or was, interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the court for an order directing that the shares in question be subject to restrictions prohibiting, among other things:

(1)	any transfer of the shares;

(2)	the exercise of voting rights;

(3)	the issue of further shares; and

(4)	other than a liquidation, dividends and other payments.

These restrictions may also render void any agreement to transfer the shares.

Abbey Articles authorise Abbey to give a person who fails to comply with a notice requesting information a restriction notice in relation to that person’s shares to the effect that those shares will be subject to a prohibition on rights in relation to general meetings (including exercise of voting rights) and/or on payment of any dividends payable and/or on any transfer of the shares (except for a sale of the whole beneficial ownership on arm’s length terms).

In addition, the City Code imposes stricter obligations such that a person, whether or not they are an associate of the offeror or an offeree, must publicly announce to the market if they own or control one per cent. or more of any class of securities of the offeror or the offeree.

(u)	Notices and proxy statements

(i)	Banco Santander Shareholders

Under Spanish law, notices of all shareholders’ meetings must include the agenda of the meeting.

In relation to notices of ordinary meetings, once such notices have been published shareholders may request, free of charge, a copy of any financial documents to be approved at the meeting.

In addition to the above, under Spanish law, shareholders are entitled to be provided with information regarding certain proposals so that they can form their opinion to vote in the general meeting. In particular, shareholders are entitled to receive, free of charge, information required by law relating to amendments to the company’s by-laws, as well as on proposals to exclude the preferential subscription rights in an increase in share capital. Information on mergers and de-mergers must be available at the company’s registered office.

According to Banco Santander’s By-laws, shareholders may only delegate the right to attend a shareholder meeting to other shareholders of the company entitled to attend the meeting.

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(ii)	Abbey Shareholders

Abbey is governed by the Companies Act and the Listing Rules regulating notices of shareholder meetings, which provide that notice of a shareholder meeting, which will consider any business other than ordinary business at an annual general meeting must be accompanied by:

(1)	a shareholder circular containing an explanation of the purpose of the meeting; and

(2)	the recommendations of the board with respect to actions to be taken.

Abbey makes available to Abbey Shareholders a copy of its annual report and accounts, although most have chosen to receive summary financial statements. In addition, under the Listing Rules, Abbey is required to send to shareholders details relating to certain acquisitions, dispositions, takeovers, mergers and offers, either made by, or in respect of, the company, depending on their size and importance.

Under Abbey Articles, a proxy does not have to be a shareholder of Abbey. However, if the proxy is not a shareholder, he or she is not entitled to speak at the shareholders’ meeting unless specifically allowed by the chairman of such meeting.

(v)	Reporting Requirements

(i)	Banco Santander Shareholders

Under Spanish law, Banco Santander must file the following documents, inter alia, with the Spanish Registrar of Companies: (1) annual report and accounts, one month after their approval by the general shareholders meeting; (2) notice of the resignation and appointment of directors, secretaries and/or vice-secretaries; (3) notice of the appointment and resignation of the company’s auditors; (4) copies of certain special and extraordinary resolutions passed by the company (e.g. amendments to the company’s by-laws, mergers, de-mergers etc); and (5) general powers of attorney. Information filed with the Spanish Registrar of Companies is available for inspection by the public.

Any company listed on a Spanish stock exchange must also send to the CNMV certain financial information on the company (on quarterly, bi-annual and annual basis), and notify it of any price sensitive information, as well as information on corporate governance and conduct of business rules in the securities market.

As a credit entity, Banco Santander is also subject to the supervision of the Bank of Spain. See paragraph (s) entitled “Banking regulation requirements” above.

As a foreign private issuer, Banco Santander must file with the SEC certain additional reports and notices, being, inter alia, an annual report on Form 20-F (which is analogous to, but in certain respects less extensive than, an annual report on Form 10-K) and furnish reports on Form 6-K containing, inter alia, certain information, such as this document, which it has made public by virtue of Spanish law requirements or requirements of the CNMV.

(ii)	Abbey Shareholders

        Under English law, Abbey must file the following documents, inter alia, with the Registrar of Companies:

(1)	its annual report and accounts, seven months after the end of the relevant accounting period (this period is reduced to six months under the Listing Rules);

(2)	its annual return, within 28 days after the date to which it is made up;

(3)	forms 288 noting the resignation and appointment of directors and secretary, within 14 days of the date of the change;

(4)	auditors’ notice of resignation, within 14 days of the company’s receipt of such notice; and

(5)	copies of all special and extraordinary resolutions passed by the company, within 15 days of the date the resolution was passed.

Abbey is also required to notify the UK Listing Authority of:

(1)	any major new developments in its sphere of activity which are not public knowledge and may lead to a substantial movement in its share price;

(2)	notifications received by it from persons holding an interest in three per cent. or more of any class of the company’s share capital;

(3)	any changes in its board of directors;

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(4)	any drawing or redemption of listed securities, other than purchases to meet sinking fund requirements of the current year;

(5)	interests of directors in its shares or debentures; and

(6)	changes in its capital structure.

Documents filed with the Registrar of Companies are available for inspection by the public.

The Listing Rules also require Abbey to publish an interim financial report within 90 days of the end of each half year and its preliminary statement of annual results within 120 days of the end of the period to which the statement relates.

As a reporting company under the Exchange Act, Abbey must file with, or submit to, the SEC certain additional reports and notices, including current reports on Form 6-K that contain certain material information regarding Abbey which Abbey has made public by virtue of English law requirements or requirements of the UK Listing Authority, as well as annual reports on Form 20-F.

(w)	Representation of shares

(i)	Banco Santander Shareholders

A Spanish listed company must have all of its shares represented in book entry form and listed on the Bolsa de Valores. Accordingly, all new Banco Santander Shares delivered to the Abbey shareholders will be represented in book entry form and share certificates will not be issued in respect of such shares.

(ii)	Abbey Shareholders

Under English law and Abbey Articles, shares may be held in both certificated and uncertificated form. If held in uncertificated form, a transfer is effected by electronic settlement through the CREST system. If held in certificated form, shares are transferred outside of CREST in accordance with English law and Abbey Articles.

3.	Banco Santander ADSs

Under the Banco Santander Deposit Agreement, the Banco Santander ADS Depositary will issue the New Banco Santander ADSs. Each New Banco Santander ADS will be evidenced by one New Banco Santander ADR and will represent an ownership interest in one New Banco Santander Share. The New Banco Santander Shares, or the right to receive New Banco Santander Shares, will be deposited by Banco Santander with the Banco Santander Custodian. Each New Banco Santander ADS will also represent securities, cash or other property deposited with the Banco Santander Custodian under the Banco Santander Deposit Agreement but not distributed to Banco Santander ADS holders. The Banco Santander ADS Depositary’s principal office is located at 4 New York Plaza, New York, New York 10004.

The Banco Santander ADSs may be held either directly or indirectly through a broker or other financial institution. If the Banco Santander ADSs are held directly, then the holder of such ADSs is a Banco Santander ADS holder. If the Banco Santander ADSs are held indirectly, then the holder of such ADSs must rely on the procedures of its broker or other financial institution to assert its rights as a Banco Santander ADS holder described in this section. Such holders should consult with their broker or financial institution to find out what those procedures are.

Because the Banco Santander ADS Depositary is actually the legal owner of the Banco Santander Shares underlying the Banco Santander ADSs, holders of Banco Santander ADSs must rely on it to exercise their rights as a shareholder. The obligations of the Banco Santander ADS Depositary are set out in the Banco Santander Deposit Agreement. The agreement and the Banco Santander ADSs are generally governed by New York law.

The following is a summary of certain material provisions of the Banco Santander Deposit Agreement and is not meant to be complete. Because it is a summary, it does not contain all the information that may be important to holders of Banco Santander ADSs. For more complete information, the entire agreement should be consulted. Copies of the Banco Santander Deposit Agreement are available for inspection at the offices of the Banco Santander ADS Depositary.

(a)	Dividends, Other Distributions and Rights

The Banco Santander ADS Depositary has agreed to pay to holders of Banco Santander ADSs the amount in respect of cash dividends or other distributions it or the Banco Santander Custodian receives on Banco Santander Shares or other deposited securities after deducting its fees and expenses and any other amounts that it is required by law to deduct from such

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payment. Holders of Banco Santander ADSs will receive these distributions in proportion to the number of their Banco Santander ADSs.

The Banco Santander ADS Depositary will convert all cash dividends and other cash distributions that it receives in respect of the deposited securities into U.S. dollars if in its judgment it can do so on a reasonable basis and can transfer the U.S. dollars to the United States.

(b)	Payment of Taxes

Holders of Banco Santander ADSs will be responsible for any taxes or other governmental charges payable on the Banco Santander ADSs or on the deposited securities underlying their Banco Santander ADSs. The Banco Santander ADS Depositary may, and upon instruction from Banco Santander will:

(1)	refuse to register the transfer of the receipt or any split-up or combination of the receipt or any withdrawal of the deposited securities until such payment is made; or

(2)	withhold or deduct from any distributions on the deposited securities or sell for the account of the holder any part or all of such deposited securities, after attempting by reasonable means to notify the holder prior to the sale, and apply, after deduction for its expenses, the net proceeds of any sale in payment of the tax or other governmental charge, the holder of such receipt remaining liable for any deficiency.

(c)	Record Dates

        The Banco Santander ADS Depositary will fix a record date to establish which holders of Banco Santander ADSs are entitled to:

(1)	receive a dividend, distribution or rights;

(2)	receive net proceeds of any sale;

(3)	give instructions for the exercise of voting rights at any meeting; or

(4)	receive notice or solicitation to act on any matter.

(d)	Transfer Books

        The Banco Santander ADS Depositary shall maintain at its transfer office:

(1)	facilities for the delivery and surrender of Banco Santander Shares;

(2)	facilities for the withdrawal of Banco Santander Shares;

(3)	facilities for the execution and delivery, registration, registration of transfer, combination and split-up of Banco Santander ADSs; and

(4)	a register for the registration and transfer of Banco Santander ADSs.

The register shall be open for inspection by the Banco Santander ADS holders and by Banco Santander at all reasonable times. Banco Santander and the Banco Santander ADS holders may inspect the register only for the purpose of communicating on a matter involving their business, the Banco Santander Deposit Agreement or the Banco Santander ADSs.

(e)	Reports and Notices

        The Banco Santander ADS Depositary will, at Banco Santander’s expense:

(1)	arrange for the Banco Santander Custodian to provide to the Banco Santander ADS Depositary copies of any reports and other notices or communications in English that are generally made available by Banco Santander to shareholders; and

(2)	arrange for the mailing of the copies to all holders of Banco Santander ADSs.

Banco Santander has delivered to the Banco Santander ADS Depositary and the Banco Santander Custodian a copy of the provisions governing the Banco Santander Shares. Promptly after any amendment, Banco Santander shall deliver to the Banco Santander ADS Depositary and the Banco Santander Custodian a copy in English of the amended provisions. The Banco Santander ADS Depositary may rely upon such copy for all the purposes of the Banco Santander Deposit Agreement.

The Banco Santander ADS Depositary will make available for inspection by Banco Santander ADS holders at the Banco Santander ADS Depositary’s office, the office of the Banco Santander Custodian and at any other designated transfer office any reports and communications

PART 9:  INFORMATION ON THE BANCO SANTANDER SHARES

received from Banco Santander that are made generally available to Banco Santander’s shareholders.

(f)	Voting

As soon as possible after receipt of notice of any meeting or solicitation of consents or proxies of holders of Banco Santander Shares or other deposited securities, the Banco Santander ADS Depositary will mail to the holders of Banco Santander ADSs, a notice containing:

(1)	such information as is included in the notice of meeting; and

(2)	a statement that each holder of Banco Santander ADSs, at the close of business on a specified record date, will be entitled to instruct the Banco Santander ADS Depositary to exercise any of the voting rights, pertaining to the Banco Santander Shares or any other deposited securities, including an express indication that instructions may be given to the Banco Santander ADS Depositary to give a discretionary proxy to a person nominated by Banco Santander; and

(3)	a statement as to the manner in which such instructions may be given.

Upon the written request of a holder of Banco Santander ADSs, the Banco Santander ADS Depositary will try, if practicable, to vote or cause to be voted the Banco Santander Shares or any other deposited securities in accordance with any nondiscretionary instruction set forth in such request.

The Banco Santander ADS Depositary will not vote any Banco Santander ADSs or any other deposited securities unless it has received these instructions from the holders of Banco Santander ADSs entitled to give such instructions.

(g)	Amendment and termination of the Banco Santander Deposit Agreement

Banco Santander and the Banco Santander ADS Depositary may at any time and from time to time, amend the form of the Banco Santander ADRs and any provisions of the Banco Santander Deposit Agreement. Any amendment that imposes or increases any fees or charges (other than the fees and charges of the Banco Santander ADS Depositary for taxes and other governmental charges, transfer or registration fees on deposits or withdrawals of currency), or which prejudices any substantial existing right of holders, will, however, not take effect as to outstanding Banco Santander ADSs until the expiration of three months after notice of the amendment has been given to record holders of outstanding Banco Santander ADSs. At the time any amendment becomes effective, every Banco Santander ADS holder will be considered, if the holder has been given notice, and if the holders continues to hold the Banco Santander ADS, to have consented and agreed to the amendment and to be bound by the Banco Santander Deposit Agreement or Banco Santander ADS, as amended. An amendment cannot impair the right of the holder of any Banco Santander ADS to surrender his Banco Santander ADS and receive the Banco Santander Shares and other property that they represent.

When directed by Banco Santander, the Banco Santander ADS Depositary will terminate the Banco Santander Deposit Agreement by mailing notice of termination to the holders of all outstanding Banco Santander ADSs at least 30 calendar days prior to the date fixed in the notice for termination. The Banco Santander ADS Depositary may also terminate the Banco Santander Deposit Agreement, upon the notice set forth in the preceding sentence, at any time after 90 days after it has delivered to Banco Santander a notice of its election to resign and a successor depositary has not been appointed and accepted its appointment as provided in the Banco Santander Deposit Agreement.

If any Banco Santander ADSs remain outstanding after the date of termination, the Banco Santander ADS Depositary will not perform any further acts under the Banco Santander Deposit Agreement, except that the Banco Santander ADS Depositary will:

(1)	advise holders of Banco Santander ADSs of such termination;

(2)	continue to collect dividends and any other distributions pertaining to the Banco Santander Shares and any other property represented by the Banco Santander ADSs;

(3)	continue to sell property or rights as provided in the Banco Santander Deposit Agreement; and

(4)	continue to deliver Banco Santander Shares and any other property represented by the Banco Santander ADSs, in exchange for Banco Santander ADSs surrendered to the Banco Santander ADS Depositary.

At any time after the expiration of six months from the date of termination, the Banco Santander ADS Depositary may sell the Banco Santander Shares and any other property represented by

PART 9:  INFORMATION ON THE BANCO SANTANDER SHARES

the Banco Santander ADSs. The Banco Santander ADS Depositary may hold the net proceeds of the sale, together with any other cash then held by it under the Banco Santander Deposit Agreement, without liability for interest, for the pro rata benefit of the holders of Banco Santander ADSs that have not surrendered their Banco Santander ADSs.

(h)	Fees and Expenses

Banco Santander ADS holders must pay:	For:
$5 (or less) per 100 Banco Santander ADSs	Each issuance of a Banco Santander ADS. Each cancellation of a Banco Santander ADS.
Registration or transfer fees	Transfer and registration of Banco Santander Shares on the share register of the foreign registrar from such holder’s name to the Banco Santander ADS Depositary or its agent when such holder deposits or withdraws Banco Santander Shares.
Expenses of the Banco Santander ADS Depositary	Conversion of foreign currency to U.S. dollars. Cable, telex and facsimile transmission expenses.
Stock transfer or other taxes (including Spanish income taxes) and other governmental charges the Banco Santander ADS Depositary or the Banco Santander Custodian has to pay on any Banco Santander ADS or Banco Santander Share underlying a Banco Santander ADS.	As necessary.

(i)	General

In the Banco Santander Deposit Agreement, Banco Santander and the Banco Santander ADS Depositary agree to indemnify each other under certain circumstances.

The Banco Santander ADS Depositary will act as registrar of the Banco Santander ADSs or, upon Banco Santander’s request or with Banco Santander’s approval, will appoint a registrar or one or more co-registrars. The registrar(s) will register the Banco Santander ADRs evidencing the Banco Santander ADSs in accordance with the requirements of the NYSE or of any other stock exchange on which the ADSs may be listed. The registrar(s) may be removed and a substitute or substitutes appointed by the Banco Santander ADS Depositary upon Banco Santander’s request or with Banco Santander’s approval.

All transfers of the Banco Santander ADSs must be registered on the books of the Banco Santander ADS Depositary. However, the Banco Santander ADS Depositary may close the transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties or at Banco Santander’s request.

As a condition precedent to the execution and delivery, registration of transfer, split-up or combination of any Banco Santander ADR or the delivery of any distribution or the withdrawal of any Banco Santander Shares or any property represented by the Banco Santander ADR, the Banco Santander ADS Depositary or the custodian may, and upon Banco Santander’s instructions shall require from the Banco Santander ADS holder or the presenter of the Banco Santander ADS or the depositor of the Banco Santander Shares:

(1)	payment of a sum sufficient to pay or reimburse the Banco Santander Custodian, the Banco Santander ADS Depositary or Banco Santander for any tax or other governmental charge and any stock transfer or brokerage fee or any charges of the Banco Santander ADS Depositary upon delivery of the Banco Santander ADS or upon surrender of the Banco Santander ADS, as set out in the Banco Santander Deposit Agreement, and

(2)	the production of proof satisfactory to the Banco Santander ADS Depositary or the Banco Santander Custodian of:

(i)	identity or genuineness of any signature,

(ii)	proof of citizenship, residence, exchange control approval, and legal or beneficial ownership,

PART 9:  INFORMATION ON THE BANCO SANTANDER SHARES

(iii)	compliance with all applicable laws and regulations including the delivery of any forms required by Spanish law or custom in connection with the execution or delivery of evidence of ownership, with all applicable provisions of or governing the Banco Santander Shares or any other deposited securities and with the terms of the Banco Santander Deposit Agreement, or

(iv)	other information as the Banco Santander ADS Depositary may deem necessary or proper or as Banco Santander may require by written request to the Banco Santander ADS Depositary or the Banco Santander Custodian.

The delivery, registration of transfer, split-up or combination of Banco Santander ADSs, or the deposit or withdrawal of Banco Santander Shares or other property represented by Banco Santander ADSs may be suspended during any period when the Banco Santander ADS register is closed, or when such action is deemed necessary or advisable by the Banco Santander ADS Depositary or Banco Santander at any time.

Holders of Banco Santander ADSs have the right to cancel and withdraw the underlying Banco Santander Shares as any time except:

(1)	when temporary delays arise because the Banco Santander ADS Depositary or Banco Santander has closed its or Banco Santander’s transfer books in connection with voting at a shareholders meeting or the payment of dividends;

(2)	when Banco Santander ADS holders seeking to withdraw Banco Santander Shares owe money to pay fees, taxes and similar charges; or

(3)	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Banco Santander ADSs or to the withdrawal of Banco Santander Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Banco Santander Deposit Agreement.

The Banco Santander ADS Depositary, upon Banco Santander’s request or with Banco Santander’s approval, may appoint one or more co-transfer agents for the purpose of effecting registrations of transfers, combinations and split-ups of Banco Santander ADSs at designated transfer offices on behalf of the Banco Santander ADS Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by holders of Banco Santander ADSs and will be entitled to protection and indemnity to the same extent as the Banco Santander ADS Depositary.

(j)	Stock Exchange Listing of New Banco Santander ADSs

The New Banco Santander ADSs, like the currently issued Banco Santander ADSs, will be listed on the NYSE, subject to official notice of issuance.

4.	Differences between Banco Santander ADSs and Abbey ADSs

Each Abbey ADS represents two Abbey Shares, while each Banco Santander ADS represents one Banco Santander Share. Moreover, the Abbey Deposit Agreement contains a charge of US$0.02 or less per Abbey ADS (or portion thereof) for any cash distribution, while the Banco Santander Deposit Agreement does not contain such a provision. Abbey ADSs are not listed on any stock exchange while Banco Santander ADSs are listed on the New York Stock Exchange. There are no other material differences, other than provisions describing local applicable law, between the Banco Santander Deposit Agreement and the Abbey Deposit Agreement.

5.	Banco Santander CDIs

Abbey Shareholders who receive New Banco Santander Shares as a result of the Acquisition will receive their New Banco Santander Shares in the form of CREST Depository Interests. Holders of Banco Santander CDIs will not be the registered holders of the New Banco Santander Shares to which they are entitled under the Scheme and they will only be able to exercise the rights related to the New Banco Santander Shares described in this Part 9 above to the extent of, and pursuant to, the arrangements described in Section 9(c) of Part 3 (Explanatory Statement) of this document. Banco Santander is putting these arrangements in place to ensure that holders of Banco Santander CDIs (including former Certificated Holders whose Banco Santander CDIs are held through the corporate nominee facility described in Section 9(b)(ii) of Part 3 (Explanatory Statement)) have an absolute entitlement to the underlying New Banco Santander Shares.

PART 10

INFORMATION RELATING TO THE BANCO SANTANDER PROFIT FORECAST

1.     Basis of preparation

The Banco Santander Profit Forecast, which is set out in Section 7 of Part 4 (Information on Banco Santander) has been prepared on the basis of the accounting policies used in preparing the most recent audited accounts for the Banco Santander Group for the six months ended 30 June 2004. The profit forecast takes account of the results shown by audited accounts for the six months ended 30 June 2004 and an estimate for the remainder of the period to 31 December 2004.

Assumptions for profit forecast

The key global macro economic and core business assumptions applied in preparing the profit and loss account forecasts are set out below. These assumptions have been analysed between Spain and Latin America. The same assumptions have been made in respect of Banco Santander’s Global Wholesale Banking and Asset Management & Private Banking divisions.

Spain

Macroeconomic Assumptions:

•	The average rate of inflation in the forecast period is assumed to remain stable at 3 per cent.

•	A slight improvement in the gross national product (“GNP”) is assumed in the financial year (“FY”) 2004 (2.8 per cent) in comparison to FY 2003 (2.3 per cent).

•	Moderate growth in interest rates is assumed towards the end of FY 2004. Interest rates have started to rise in May 2004 and further rises are expected.

•	Employment levels are assumed to remain stable.

Core Business Assumptions:

•	The loan portfolio growth is forecast to decrease from 13.5 per cent in FY 2003 to 10 per cent in FY 2004. This reflects the net impact of forecast increased levels of loans to the manufacturing and service industries and reduced levels of loans to entities involved in the construction industry. The loan portfolio growth to 30 June 2004 amounted to 13.7 per cent.

•	The growth in deposits is forecast to increase from 10 per cent in FY 2003 to 10.5 per cent in FY 2004 principally due to higher individual propensities to save as a result of falling investment levels in residential property.

•	The business focus in the forecast period is going to be towards targeting business clients from which higher interest rate spreads can be obtained.

Latin America

Macroeconomic Assumptions

•	Inflation rates are forecast to increase from 2.8 per cent in FY 2003 to 3.5 per cent in FY 2004 within Chile and decrease from 6.9 per cent in FY 2003 to 6.3 per cent in FY 2004 within Mexico. A significant improvement is forecast in Brazil with inflation rates forecast to fall from 9.8 per cent in FY 2003 to 6.8 per cent in FY 2004.

•	A general improvement in GNP levels is forecast in all Latin American countries particularly Venezuela and Brazil.

•	A moderate decrease in interest rates is forecast in US, Mexico and Venezuela. A significant fall in interest rates (24.1 per cent in FY 2003 to 16.1 per cent in FY 2004) is forecast within Brazil. Interest rate rises are expected in Chile from 2.8 per cent in FY 2003 to 3.5 per cent in FY 2004.

•	The euro is forecast to strengthen against the US dollar and the Latin American currencies (with the exception of Bolivian Boliviano) are expected to remain stable against the US dollar.

•	The global economic climate is expected to improve, principally due to rises in the prices of raw materials and recovery in foreign-direct investment. However, this assumption is largely dependent on the recovery of the US economy.

PART 10: INFORMATION RELATING TO THE BANCO SANTANDER PROFIT FORECAST

Core Business Assumptions:

•	The forecasts assume that the 2003 growth rates in the loan portfolio will be maintained in all countries with the exception of Venezuela which is expected to achieve significant economic improvements.

•	Deposit levels are forecast to fall slightly in Mexico, Brazil and Venezuela. However, strong growth is expected in Chile and Puerto Rico.

•	The business focus in the forecast period is going to be towards targeting business clients from which higher interest rate spreads can be obtained to compensate for falling interest rates.

Set out below are the letters from Banco Santander’s reporting accountants, Deloitte & Touche LLP, and its financial advisors, Goldman Sachs, JPMorgan and Merrill Lynch as required by the City Code in respect of this profit forecast.

PART 10: INFORMATION RELATING TO THE BANCO SANTANDER PROFIT FORECAST

2.     Letter from Deloitte & Touche LLP in relation to the Banco Santander Profit Forecast

The Directors Banco Santander Central Hispano, S.A. Plaza de Canalejas 1 Madrid 28014 Spain	Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB United Kingdom
Mr J.R. Inciarte and Mr F. Gómez Roldán c/o Banco Santander Central Hispano, S.A. Plaza de Canalejas 1 Madrid 28014 Spain	Merrill Lynch International 2 King Edward Street London EC1A 1HQ United Kingdom
J.P. Morgan plc 10 Aldermanbury London EC2V 7RF United Kingdom

17 September 2004

Dear Sirs

REPORT IN CONNECTION WITH THE PROPOSED ACQUISITION OF ABBEY NATIONAL PLC (“THE TARGET” AND THE “ACQUISITION” RESPECTIVELY) ON THE PROFIT FORECAST OF BANCO SANTANDER CENTRAL HISPANO, S.A. (“THE COMPANY”)

The Banco Santander Profit Forecast, which is set out in Section 7 of Part 4 (Information on Banco Santander) of the Scheme Document dated 17 September 2004 relating to the Acquisition (the “Scheme Document”) has been prepared on the basis of the accounting policies used in preparing the audited accounts for the Company and its subsidiaries (the “Group”) for the year ended 31 December 2003.

We have reviewed the accounting policies and calculations used in preparing the profit forecast for the Group for the year ending 31 December 2004 as set out in the Scheme Document. The profit forecast, for which the directors of the Company and Mr Inciarte and Mr Roldán are solely responsible, was made on 19 June 2004 and has been repeated for the purposes of the Scheme Document.

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions (other than Spain) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices. We accept no responsibility and, to the fullest extent permitted by law, exclude all liability to persons other than the addressees in their capacity as directors of the Company and, in the case of Mr J Inciarte and Mr F Roldán in their capacity as persons responsible for the purposes of the City Code for certain information contained in the scheme document and in respect of the financial advisers, in their capacity as financial advisers to the Company, in respect of this report or the work undertaken in connection with this report.

In our opinion, the profit forecast, so far as the accounting policies and calculations are concerned, has been properly compiled on the basis and assumptions stated in Section 1 of Part 10 (Information Relating to Banco Santander Profit Forecast) of the Scheme Document and the basis of accounting used to prepare the profit forecast is consistent with the accounting policies of the Group.

Yours faithfully

Deloitte & Touche LLP

Chartered Accountants

PART 10: INFORMATION RELATING TO THE BANCO SANTANDER PROFIT FORECAST

3.	Letter from JPMorgan, Merrill Lynch and Goldman Sachs in relation to the Banco Santander Profit Forecast

Goldman Sachs International
Peterborough Court
133 Fleet Street
London, EC4A 2BB
England
Tel: +44 (20) 7774-1000
Telex: 94015777
Cable: GOLDSACHS LONDON

Authorised and regulated by the Financial Services Authority.	J.P. Morgan plc Registered Office 125 London Wall, London EC2Y 5AJ. Registered in England and Wales No. 248609 Authorised and regulated by the Financial Services Authority.	Registered in England (No. 2312079).
Registered Office: Merrill Lynch Financial Centre,
2 King Edward Street,
London EC1A 1HQ.
VAT No. GB 245 1224 93.

A subsidiary of Merrill Lynch & Co., Inc.,
Delaware, U.S.A. Authorised and
regulated by the Financial Services
Authority. Member of the
London Stock Exchange

The Directors

Banco Santander Central Hispano, S.A.
Paseo de Pereda, 9-12
Santander
Spain

Mr J.R. Inciarte and

Mr F. Gómez Roldán
c/o Banco Santander Central Hispano, S.A.
Plaza de Canalejas 1
Madrid 28014
Spain

17 September 2004

Dear Sirs

REPORT IN CONNECTION WITH THE ACQUISITION OF ABBEY NATIONAL PLC (“THE ACQUISITION”) ON THE PROFIT FORECAST OF BANCO SANTANDER CENTRAL HISPANO, S.A. (“THE COMPANY”)

We refer to the forecast of net attributable income of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2004 (the “Profit Forecast”), which is set out in Section 7 of Part 4 (Information on Banco Santander) of the scheme document dated 17 September 2004 relating to the Acquisition.

We have discussed the Profit Forecast and the bases and assumptions on which it is made with the directors and officers of the Company and with Deloitte & Touche España, the Company’s auditors. We have also discussed the accounting policies and basis of calculation for the Profit Forecast with Deloitte & Touche LLP and have considered their letter of 17 September 2004 addressed to you and ourselves on this matter.

As a result of these discussions and having regard to the letter from Deloitte & Touche LLP, we consider that the Profit Forecast, for which you, as directors of the Company (or, in the case of Mr Inciarte and Mr Roldán, employees of the Company who have accepted formal responsibility in this regard), are solely responsible, has been made with due care and consideration.

This report is provided to you solely in connection with Rule 28.3 of the City Code on Takeovers and Mergers (the “City Code”) and for no other purpose. We accept no responsibility and, to the fullest extent permitted by law, exclude all liability to any other person other than to you, in your capacity as directors of the Company and, in the case of Mr J Inciarte and Mr F Roldán in your capacity as persons responsible for the purposes of the City Code for certain information contained in the scheme document, in respect of this report or the work undertaken in connection with this report.

Yours faithfully

Goldman Sachs International	J.P. Morgan plc	Merrill Lynch International

PART 11

ADDITIONAL INFORMATION

1.     Responsibility

The Abbey Directors accept responsibility for the information contained in this document relating to the Abbey Group and the Abbey Directors. To the best of the knowledge and belief of the Abbey Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The members of the Comisión Ejecutiva (the executive committee of the board of directors) of Banco Santander and Sr. D. Juan Rodríguez Inciarte and Sr. D. Francisco Gómez Roldán, each being a senior executive of Banco Santander, (together, the “Relevant Santander Persons”) accept responsibility for the information contained in this document, except for the information relating to the Abbey Group and the Abbey Directors. To the best of the knowledge and belief of the Relevant Santander Persons (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.     Information on Abbey

The Abbey Directors and their respective positions with Abbey are:

Name of director	Position
Lord Burns	Chairman
Luqman Arnold	Chief Executive Officer
Stephen Hester	Chief Operating Officer
Mark Pain	Executive Director, Customer Sales
Yasmin Jetha	Executive Director, Information Technology
Angus Porter	Executive Director, Customer Propositions
Priscilla Vacassin	Executive Director, Human Resources
Tony Wyatt	Executive Director, Customer Operations
Keith Woodley	Deputy Chairman and Senior Non-Executive Director
Richard Hayden	Non-Executive Director
Leon Allen	Non-Executive Director
Lord Shuttleworth	Non-Executive Director
Vittorio Radice	Non-Executive Director
Geoff Cooper	Non-Executive Director
Gerry Murphy	Non-Executive Director

The registered office of Abbey (registered in England and Wales and having the registered number 2294747) is at Abbey National House, 2 Triton Square, Regent’s Place, London, NW1 3AN, United Kingdom.

PART 11: ADDITIONAL INFORMATION

3.     Information on Banco Santander

The Banco Santander Directors and their respective positions with Banco Santander are:

Name of director	Position
Emilio Botín-Sanz de Sautuola y García de los Ríos*	Chairman
Fernando de Asúa Álvarez*	First Vice-Chairman
Alfredo Sáenz Abad*	Second Vice-Chairman & CEO
Matías Rodríguez Inciarte*	Third Vice-Chairman
Manuel Soto Serrano	Fourth Vice-Chairman
Juan Abelló Gallo	Director
Assicurazioni Generali S.p.A	Director
Antonio Basagoiti García-Tuñón*	Director
Ana Patricia Botín-Sanz de Sautuola y O’Shea*	Director
Emilio Botín-Sanz de Sautuola y O’Shea	Director
Javier Botín-Sanz de Sautuola y O’Shea	Director
Guillermo de la Dehesa Romero*	Director
Rodrigo Echenique Gordillo*	Director
Antonio Escámez Torres*	Director
Francisco Luzón López*	Director
Elías Masaveu y Alonso del Campo	Director
Sir George Mathewson	Director
Abel Matutes Juan	Director
Luis Alberto Salazar-Simpson Bos	Director
Mutua Madrileña Automovilista, s.s.p.f.	Director

Banco Santander is a sociedad anónima incorporated in Spain and its registered address is Paseo de Pereda, numbers 9 to 12, Santander, Spain. The directors marked with an asterisk are the members of the executive committee (“Comisión Ejecutiva”) of the Banco Santander Board.

4.     Abbey issued share capital and middle market quotations of Abbey Shares

At the close of business (London time) on 3 September 2004 (the latest practicable date prior to the posting of this document), 1,476,917,017 Abbey Shares were in issue.

The closing middle market quotations for Abbey Shares are set out below for:

(a)	the first trading day in each of the six months immediately before the date of this document;

(b)	22 July 2004, the last trading day prior to the announcement by Abbey that it had received an approach; and

(c)	3 September 2004, the latest practicable trading day prior to the posting of this document.

Abbey Share
Date	price (p)
1 April 2004	455.5
4 May 2004	462.0
1 June 2004	448.25
1 July 2004	496.0
22 July 2004	493.0
2 August 2004	581.5
1 September 2004	603.5
3 September 2004	610.25

5.     Market quotations of Banco Santander Shares

The closing market quotations for Banco Santander Shares are set out below for:

(a)	the first trading day in each of the six months immediately before the date of this document;

(b)	22 July 2004, the last trading day prior to the announcement by Abbey that it had received an approach; and

PART 11: ADDITIONAL INFORMATION

(c)	3 September 2004, the latest practicable trading day prior to the posting of this document.

Banco
Santander
Share price
Date	(€)
1 April 2004	8.97
3 May 2004	8.99
1 June 2004	8.53
1 July 2004	8.60
22 July 2004	8.34
2 August 2004	7.88
1 September 2004	8.15
3 September 2004	8.28

6.     Abbey shareholdings and dealings

(a)   Interests in Abbey Securities

(i)	As at the close of business on 3 September 2004 (the latest practicable date prior to the posting of this document), the interests as beneficial owners of the Abbey Directors and their connected persons in the issued share capital of Abbey (which have been notified pursuant to sections 324 and 328 of the Companies Act and as shown in the register of such interests required to be maintained under the provisions of section 325 of the Companies Act) were as follows:

	Number of
Director	Abbey Shares held
Lord Burns	24,537
Luqman Arnold	344,916	(1)
Stephen Hester	79,580	(2)
Mark Pain	59,850	(3)
Yasmin Jetha	49,672	(4)
Angus Porter	3,747	(5)
Priscilla Vacassin	3,212	(6)
Tony Wyatt	5,998	(7)
Richard Hayden	56,387
Leon Allen	7,363
Lord Shuttleworth	3,376
Keith Woodley	11,071
Vittorio Radice	4,363
Geoff Cooper	623
Gerry Murphy	623

Notes

(1)	Comprising 192,645 shares bought by the individual in the market, 17,211 shares bought with part of the individual’s bonus under the 2003 Share Matching Scheme, 80,852 shares bought with part of the individual’s bonus under the 2004 Share Matching Scheme and 54,208 shares awarded as an exceptional bonus under the 2004 Deferred Bonus Plan.

(2)	Comprising 50,000 shares bought by or on behalf of the individual in the market and 29,580 shares awarded as an exceptional bonus under the 2004 Deferred Bonus Plan.

(3)	Includes 11,202 shares bought with part of the individual’s bonus under the 2002 Share Matching Scheme, 4,213 shares bought with part of the individual’s bonus under the 2003 Share Matching Scheme and 2,676 shares awarded as an exceptional bonus under the 2004 Deferred Bonus Plan.

(4)	Includes 7,281 shares bought with part of the individual’s bonus under the 2002 Share Matching Scheme and 6,095 shares bought with part of the individual’s bonus under the 2003 Share Matching Scheme.

(5)	All shares awarded as an exceptional bonus under the 2004 Deferred Bonus Plan.

(6)	All shares awarded as an exceptional bonus under the 2004 Deferred Bonus Plan.

(7)	Comprising 3,767 shares bought with part of the individual’s bonus under the 2004 Share Matching Scheme and 2,231 shares awarded as an exceptional bonus under the 2004 Deferred Bonus Plan.

PART 11: ADDITIONAL INFORMATION

Each of the executive Abbey Directors is technically interested in the 8,561,017 Abbey Shares held by Mourant & Co. Trustees Limited as trustee of the Abbey National Employee Trust and also as trustee of the Abbey National ESOP Trust. The interest arises as the respective directors are members of the class of beneficiaries under the relevant trusts, together with all other employees of the Abbey Group.

(ii)	As at the close of business on 3 September 2004 (the latest practicable date prior to the posting of this document), Morgan Stanley Securities Limited had a short position of 592,812 Abbey Shares and Morgan Stanley & Co. International Limited held 1,096 Abbey Shares.

(iii)	In addition to their beneficial interests noted at (i) above, as at the close of business on 3 September 2004 (the latest practicable date prior to the posting of this document), the following options and awards over Abbey Shares had been granted to the Abbey Directors under the Abbey Share Schemes:

			Number of
	Plan under which options		Abbey Shares	Subscription
Name of director	granted	Date of grant	under option	price(p)
Luqman Arnold	2004 Abbey Performance Share Plan	23 April 2004	264,630	—
	2004 Share Matching Scheme (matched shares)	25 March 2004	138,119	—
	2003 Executive Share Option Scheme — Unapproved	25 March 2003	542,895	373
	2003 Share Matching Scheme (matched shares)	11 March 2003	26,592	—
	2002 Executive Share Option Scheme — Approved	24 October 2002	4,823	622
	2002 Executive Share Option Scheme — Unapproved	24 October 2002	429,260	622
Stephen Hester	2004 Abbey Performance Share Plan	23 April 2004	174,740	—
	2003 Executive Share Option Scheme — Unapproved	25 March 2003	557,640	373
	2002 Executive Share Option Scheme — Approved	13 May 2002	2,770	1,083
	2002 Executive Share Option Scheme — Unapproved	13 May 2002	168,975	1,083
Mark Pain	2004 Abbey Performance Share Plan	23 April 2004	133,409	—
	2003 Sharesave 3 year Plan	26 March 2003	1,121	337
	2003 Executive Share Option Scheme — Unapproved	25 March 2003	212,868	373
	2003 Share Matching Scheme (matched shares)	11 March 2003	6,509	—
	2002 Executive Share Option Scheme — Approved	26 March 2002	3,086	972
	2002 Executive Share Option Scheme — Unapproved	26 March 2002	76,132	972
	2002 Share Matching Scheme (matched shares)	21 March 2002	18,054	—
	2000 Sharesave 5 year Plan	24 March 2000	1,973	513
	1997 Sharesave 7 year Plan	1 April 1997	1,285	607

PART 11: ADDITIONAL INFORMATION

			Number of
	Plan under which options		Abbey Shares	Subscription
Name of director	granted	Date of grant	under option	price(p)
Yasmin Jetha	2004 Abbey Performance Share Plan	23 April 2004	110,892	—
	2003 Sharesave 3 year Plan	26 March 2003	560	337
	2003 Executive Share Option Scheme — Unapproved	25 March 2003	176,943	373
	2003 Share Matching Scheme (matched shares)	11 March 2003	9,418	—
	2002 Executive Share Option Scheme — Unapproved	26 March 2002	56,584	972
	2002 Share Matching Scheme (matched shares)	21 March 2002	11,735	—
	2001 Sharesave 3 year Plan	27 March 2001	777	997
	2000 Executive Share Option Scheme — Unapproved	11 August 2000	7,235	748
	2000 Executive Share Option Scheme — Approved	10 March 2000	4,179	646
	2000 Executive Share Option Scheme — Unapproved	10 March 2000	12,521	646
	1999 Executive Share Option Scheme — Unapproved	12 March 1999	7,198	1,306
	1998 Executive Share Option Scheme — Unapproved	13 March 1998	11,342	1,170
	1997 Executive Share Option Scheme — Unapproved	24 March 1997	16,620	722
	1996 Employee Share Option Scheme — Unapproved	9 September 1996	150	591
	1996 Executive Share Option Scheme — Approved	25 March 1996	16,991	565
Angus Porter	2004 Abbey Performance Share Plan	23 April 2004	151,217	—
	2003 Executive Share Option Scheme — Approved	5 August 2003	5,524	543
	2003 Executive Share Option Scheme — Unapproved	5 August 2003	160,221	543
Priscilla Vacassin	2004 Abbey Performance Share Plan	23 April 2004	100,811	—
	2003 Executive Share Option Scheme — Approved	5 August 2003	5,524	543
	2003 Executive Share Option Scheme — Unapproved	5 August 2003	95,765	543
Tony Wyatt	2004 Abbey Performance Share Plan	23 April 2004	134,415	—
	2004 Share Matching Scheme (matched shares)	25 March 2004	6,436	—
	2003 Executive Share Option Scheme — Approved	9 September 2003	5,545	541
	2003 Executive Share Option Scheme — Unapproved	9 September 2003	142,329	541

Information on how the Abbey Directors’ options and awards are affected by the Scheme is set out in Section 10 of this Part 11.

(iv)	Save as disclosed above, no Abbey Directors hold any options or awards over Abbey Shares.

(v)	As at the close of business on 3 September 2004 (the latest practicable date prior to the posting of this document), the subsidiaries of Abbey, pension funds of Abbey or of any of its subsidiaries, other funds controlled or managed by Abbey or any of its subsidiaries or advisers to Abbey (excluding exempt market makers, exempt fund

PART 11: ADDITIONAL INFORMATION

managers, special exempt fund managers and exempt proprietary traders) owned or controlled any relevant Abbey Securities as follows:

		Number of
Name	Type of Abbey Securities	Abbey Shares held
Abbey National Treasury Services plc	Abbey Shares	312,687
Cater Allen International Limited	Abbey Shares	300,000
Abbey National AESOP Trustees Limited	Abbey Shares	758,460
Mourant & Co Trustees Limited	Abbey Shares	8,561,017

(b)	Interests in Banco Santander Shares

(i)	As at the close of business on 3 September 2004 (the latest practicable date prior to the posting of this document), Abbey did not have any holdings in Banco Santander Shares.

(ii)	As at the close of business on 3 September 2004 (the latest practicable date prior to the posting of this document), the subsidiaries of Abbey, pension funds of Abbey or one of its subsidiaries, other funds controlled or managed by Abbey or any of its subsidiaries (excluding exempt market makers, exempt fund managers, special exempt fund managers and exempt proprietary traders) owned or controlled the following Banco Santander securities:

		Number of
Name	Type of Banco Santander Securities	Banco Santander shares held
Cater Allen International Limited	Banco Santander Shares	34,712,775

(iii)	None of the Abbey Directors is interested in Banco Santander Shares as at 3 September 2004 (the latest practicable date prior to the posting of this document).

(iv)	As at the close of business on 3 September 2004 (the latest practicable date prior to the posting of this document), Morgan Stanley & Co. International Limited had a short position of 3,981,800 Banco Santander Shares and Morgan Stanley & Co. Inc. owned or controlled 21,771 Banco Santander ADRs each of which represents a Banco Santander Share.

(c)	Dealings in Abbey Securities

(i)	During the disclosure period, the following dealings for value (including the exercise of options) by Abbey Directors and their connected persons (within the meaning of section 346 of the Companies Act) in Abbey Securities were effected:

		Nature of	Number of	Price per
Name	Date/Period of transactions	transactions	Abbey Shares	Abbey Share(p)
Lord Burns	18 June 2004	Purchase	3,030	484.00
	19 March 2004	Purchase	3,244	452.00
	17 December 2003	Purchase	2,763	530.75
	19 September 2003	Purchase	2,636	556.66
Mark Pain	31 August 2004	Purchase	21	594.25
	30 July 2004	Purchase	22	568.00
	30 June 2004	Purchase	24	512.50
	28 May 2004	Purchase	45	450.00
	4 May 2004	Purchase	1,352	452.00
	30 April 2004	Purchase	28	443.00
	31 March 2004	Purchase	28	455.00
	12 March 2004	Award	4,867	—
	12 March 2004	Sale	1,996	459.63
	27 February 2004	Purchase	26	479.00
	30 January 2004	Purchase	21	580.00
	6 October 2003	Purchase	505	549.50
Yasmin Jetha	28 May 2004	Purchase	24	450.00
	7 May 2004	Purchase	195	457.00
	27 February 2004	Purchase	1	477.00
	30 January 2004	Purchase	215	580.00
	29 December 2003	Purchase	2	523.50
	22 December 2003	Purchase	8	527.20
	10 October 2003	Purchase	70	569.00
	8 August 2003	Purchase	5	488.06
	8 August 2003	Purchase	2	491.74

PART 11: ADDITIONAL INFORMATION

		Nature of	Number of	Price per
Name	Date/Period of transactions	transactions	Abbey Shares	Abbey Share(p)
Richard Hayden	18 June 2004	Purchase	306	484.00
	19 March 2004	Purchase	327	452.00
	17 December 2003	Purchase	279	530.75
	19 September 2003	Purchase	268	556.66
Leon Allen	18 June 2004	Purchase	301	484.00
	19 March 2004	Purchase	322	452.00
	8 March 2004	Purchase	1,000	478.37
	17 December 2003	Purchase	274	530.75
	19 September 2003	Purchase	264	556.66
Lord Shuttleworth	18 June 2004	Purchase	301	484.00
	4 May 2004	Purchase	54	452.00
	19 March 2004	Purchase	322	452.00
	17 December 2003	Purchase	274	530.75
	6 October 2003	Purchase	22	549.50
	19 September 2003	Purchase	264	556.66
Keith Woodley	18 June 2004	Purchase	907	484.00
	19 March 2004	Purchase	971	452.00
	17 December 2003	Purchase	827	530.75
	19 September 2003	Purchase	791	556.66
Vittorio Radice	18 June 2004	Purchase	301	484.00
	19 March 2004	Purchase	322	452.00
	17 December 2003	Purchase	274	530.75
	19 September 2003	Purchase	264	556.66
Geoff Cooper	18 June 2004	Purchase	301	484.00
	19 March 2004	Purchase	322	452.00
Gerry Murphy	18 June 2004	Purchase	301	484.00
	19 March 2004	Purchase	322	452.00

(ii)	During the disclosure period, the following dealings for value in Abbey Securities were effected by a subsidiary of Abbey, by a pension fund of Abbey or one of its subsidiaries (excluding exempt market-makers, exempt fund managers, special exempt fund managers and exempt proprietary traders):

		Nature of	Number of	Price in pence(2)
Name	Date/period of transaction	transaction	Abbey Shares	High	Low
Cater Allen International Limited	23 July 2004 to 3 September 2004	Un-Matched Borrowed	2,408,526(1)	610.25	557.00
		Un-Matched Lent	9,529,456(1)	610.25	557.00
Cater Allen International Limited	23 June 2004 to 22 July 2004	Un-Matched Borrowed	584,323(1)	513.25	469.00
		Un-Matched Lent	67,278(1)	513.25	469.00
Cater Allen International Limited	23 May 2004 to 22 June 2004	Un-Matched Borrowed	2,520,400(1)	485.25	448.25
		Un-Matched Lent	1,845,400(1)	485.25	448.25
Cater Allen International Limited	23 April 2004 to 22 May 2004	Un-Matched Borrowed	2,963,051(1)	465.75	420.75
		Un-Matched Lent	1,054,683(1)	465.75	420.75
Cater Allen International Limited	23 January 2004 to 22 April 2004	Un-Matched Borrowed	31,799,749(1)	587.00	420.00
		Un-Matched Lent	37,680,793(1)	587.00	420.00
Cater Allen International Limited	23 October 2003 to 22 January 2004	Un-Matched Borrowed	4,005,656(1)	581.00	519.00
		Un-Matched Lent	1,231,271(1)	581.00	519.00
Cater Allen International Limited	22 July 2003 to 22 October 2003	Un-Matched Borrowed	41,385,042(1)	596.25	481.50
		Gross Un-Matched Lent	41,120,042(1)	596.25	481.50
Abbey National AESOP	23 July 2004 to	Market Purchase	34,516	598	571
Trustees Limited	03 September 2004	Sale	4,649	601	537
		Exercise	48,668	—	—
Abbey National AESOP	23 June 2004 to	Market Purchase	23,259	515	515
Trustees Limited	22 July 2004	Sale	1,212	478	460
		Exercise	20,990	—	—
Abbey National AESOP	23 May 2004 to	Market Purchase	44,513	452	452
Trustees Limited	22 June 2004	Sale	61	435	378
		Exercise	22,303	—	—

PART 11: ADDITIONAL INFORMATION

		Nature of	Number of	Price in pence(2)
Name	Date/period of transaction	transaction	Abbey Shares	High	Low
Abbey National AESOP	23 April 2004 to	Market Purchase	27,338	445	445
Trustees Limited	22 May 2004	Sale	2,137	459	435
		Exercise	13,128	—	—
Abbey National AESOP	23 January 2004 to	Market Purchase	179,809	583	457
Trustees Limited	22 April 2004	Sale	3,206	554	430
		Exercise	25,524	—	—
Abbey National AESOP	23 October 2003 to	Market Purchase	364	550	550
Trustees Limited	22 January 2004	Sale	4,262	574	488
		Exercise	46,332	—	—
Abbey National AESOP	22 July 2003 to	Market Purchase	286	566	509
Trustees Limited	22 October 2003	Sale	5,462	592	486
		Exercise	17,667	—	—

			Abbey
		Abbey	National	Long Term		Total Number	Price in
	Date/period of	Deferred	Share Match	Incentive	Nature of	of Abbey	pence
Name	transaction	Bonus Plan	Scheme	Plan	transaction	Shares dealt	High	Low
Abbey National Employee Trust	23 January 2004 to 22 April 2004	95,656	229,174		Market Purchase	324,830	444	437
		2		1,996	Sale	1,998	460	450
				2,871	Exercise	2,871	—	—
Abbey National Employee Trust	22 July 2003 to 22 October 2003			6,522	Exercise	6,522	—	—

		Programme	Treasury
		Manager	Services	Abbey
		Deferred	Deferred	National		Total Number	Price in
	Date/period of	Bonus	Bonus	Share Match	Nature of	of Abbey	pence
Name	transaction	Scheme	Scheme	Scheme	transaction	Shares	High	Low
Abbey National ESOP Trust	23 June 2004 to 22 July 2004			5,717	Exercise	5,717	—	—
Abbey National ESOP Trust	23 May 2004 to 22 June 2004			2,091	Exercise	2,091	—	—
Abbey National ESOP Trust	23 April 2004 to	215	6,853		Sale	7,068	462	453
	22 May 2004	2,237	6,853		Exercise	9,090	—	—
Abbey National ESOP Trust	23 January 2004 to 22 April 2004			107,776	Market Purchase	107,776	444	440
		4,146	690,100		Sale	694,246	477	453
		1,617	322,239	2,625	Exercise	326,481	—	—
Abbey National ESOP Trust	23 October 2003 to 22 January 2004		43,618		Market Purchase	43,618	565	538
		1,522	48,421		Sale	49,943	565	538
		2,139	91,910	22,306	Exercise	116,355	—	—
Abbey National ESOP Trust	22 July 2003 to 22 October 2003		645		Market Purchase	645	581	581
			9,813		Sale	9,813	585	520
			2,855	12,242	Exercise	15,097	—	—

(1)	Gross Position

(2)	As the transactions above refer to stock borrowing and lending, their price details show a notional price representing the stock marked to market daily at the close price. The high and low price, in the above table reflect this.

*	The dealings set out above have been aggregated in accordance with Note 4 on Rule 24 of the City Code, namely all purchases and sales during the offer period have been aggregated. Purchases and sales have not been netted off and the lowest and highest prices paid per share have been stated. A full list of dealings is available for inspection at the address in Section 17 of this Part 11.

(d)	Dealings in Banco Santander Shares

(i)	During the offer period, the following dealings for value in Banco Santander Shares were effected by a subsidiary of Abbey, by a pension fund of Abbey or one of its subsidiaries, by other funds controlled or managed by Abbey or any of its subsidiaries (excluding

PART 11: ADDITIONAL INFORMATION

exempt market-makers, exempt fund managers, special exempt fund managers and exempt proprietary traders):

		Nature of	Number of Banco		Price in Euro(2)
Name	Date/period of transaction	transaction	Santander Shares		High	Low
Cater Allen International	23 July 2004 to 3 September 2004	Un-Matched Borrowed	109,594,070	(1)	8.28	7.76
Limited		Un-Matched Lent	104,368,568	(1)	8.28	7.76
Cater Allen International	23 June 2004 to 22 July 2004	Un-Matched Borrowed	38,343,143	(1)	8.88	8.34
Limited		Un-Matched Lent	37,700,063	(1)	8.88	8.34
Cater Allen International	23 May 2004 to 22 June 2004	Un-Matched Borrowed	152,781,716	(1)	8.95	8.53
Limited		Un-Matched Lent	143,802,382	(1)	8.95	8.53
Cater Allen International Limited	23 April 2004 to 22 May 2004	Un-Matched Borrowed	85,269,000	(1)	9.37	8.30
		Un-Matched Lent	84,765,857	(1)	9.37	8.30
Cater Allen International Limited	23 January 2004 to 22 April 2004	Un-Matched Borrowed	132,822,822	(1)	9.50	8.44
		Un-Matched Lent	142,621,978	(1)	9.50	8.44
Cater Allen International Limited	23 October 2003 to 22 January 2004	Un-Matched Borrowed	130,161,247	(1)	9.61	7.67
		Un-Matched Lent	204,378,035	(1)	9.61	7.67
Cater Allen International Limited	22 July 2003 to 22 October 2003	Un-Matched Borrowed	274,634,811	(1)	8.03	7.28
		Un-Matched Lent	187,472,983	(1)	8.03	7.28

(1)	Gross Position

(2)	As the transactions above refer to stock borrowing and lending, their price details show a notional price representing the stock marked to market daily at the close price. The high and low price, in the above table reflect this.

*	The dealings set out above have been aggregated in accordance with Note 4 on Rule 24 of the City Code, namely all purchases and sales during the offer period have been aggregated. Purchases and sales have not been netted off and the lowest and highest prices paid per share have been stated. A full list of dealings is available for inspection at the address in Section 17 of this Part 11.

        (ii)

Price per
Banco Santander
		Nature of	Number of Banco	Share (€)
Name	Date/Period of transactions	transactions	Santander Shares	Low	High
UBS Securities LLC	23 July 2004 to 3 September 2004	Purchase Sale	67,500 112,400	9.4 9.4	9.69 9.72
	23 June 2004 to 22 July 2004	Purchase Sale	102,200 107,100	10.8 10.22	10.22 10.83
	23 May 2004 to 22 June 2004	Purchase Sale	248,900 191,200	10.33 10.32	11 10.97
	23 April to 22 May 2004	Purchase Sale	187,200 193,800	9.94 9.95	11.15 11.13
	23 Jan 2004 to 22 April 2004	Purchase Sale	3,200 3,200	10.93 10.95	10.96 10.96
	23 October 2003 to 22 Jan 2004	Purchase Sale	934,600 29,890	10.76 10.74	12.71 10.99

*	The dealings set out above have been aggregated in accordance with Note 4 on Rule 24 of the City Code, namely all purchases and sales during the offer period have been aggregated. Purchases and sales have not been netted off and the lowest and highest prices paid per share have been stated. A full list of dealings is available for inspection at the address in Section 17 of this Part 11.

(iii)	During the offer period, the following dealings for value in Banco Santander Security were effected by Lehman Brothers and persons controlling, controlled by or under the

PART 11: ADDITIONAL INFORMATION

same control as Lehman Brothers (excluding exempt market-makers, exempt fund managers, special exempt fund managers and exempt proprietary traders):

				Price per
		Nature of	Number of Banco	security (€)
Name	Date/Period of transactions	transactions	Santander Securities	Low	High
Lehman Brothers	5 August 2004	Sale	31,075 Banco Santander Shares	7.95	7.95
Lehman Brothers	4 August 2004	Sale	71,607 Banco Santander Shares	7.868	7.868
Lehman Brothers	27 July 2004	Purchase	1,800 Banco Santander ADRs	9.67	9.68

7.     Banco Santander shareholdings and dealings

(a)	Interests in Abbey Securities

(i)	As at the close of business on 3 September 2004 (the latest practicable date prior to the posting of this document), Banco Santander owned or controlled no Abbey Securities.

(ii)	As at the close of business on 3 September 2004 (the latest practicable date prior to the posting of this document), the interests of the Banco Santander Directors and their connected persons (within the meaning of section 346 of the Companies Act) in Abbey Securities were as follows:

Name	Number of Abbey Securities held
Assicurazioni Generali S.p.A.	137,863

(iii)	As at the close of business on 3 September 2004 (the latest practicable date prior to the posting of this document), the following persons deemed to be acting in concert with Banco Santander owned or controlled the following Abbey Securities:

Name	Type of Abbey securities	Number of securities*	Ratio
Lucuens SICAV	Abbey Shares	7,500	—
Inversiones CCUE Sicav	Abbey Shares	10,000	—
Cugonri Sicav	Abbey Shares	15,000	—
Eurofuturo Banca e Seguros	Abbey Shares	14,440	—
SCH DIVIDENDO EUROPA, FIM	Short Put Option Abbey 17/9/04 @ 390 pence	120,000	1,000

(iv)	As at the close of business on 3 September 2004 (the latest practicable date prior to the posting of this document), Merrill Lynch, Pierce, Fenner & Smith Incorporated owned or controlled 500 Abbey Shares and 3,398 Abbey ADSs.

(v)	As at the close of business on 3 September 2004 (the latest practicable date prior to the posting of this document), J.P. Morgan Securities Ltd. owned or controlled the following Abbey securities:

Type of Abbey securities	Number of Abbey securities held*	Ratio
Abbey Shares	831,960+	1
Abbey ADSs	250	2
CALL Option @ £6 18 March 2005	1,000,000	1
CALL Option @ £6.50 18 March 2005	2,000	1,000
Exchange Traded PUT Option @ £5.00 17 September 2004	900	1,000

*	This number is the number of Abbey securities actually held. The number of underlying Abbey Shares represented by this number is the product of this number and the ratio in the following column, as applicable.

+	Within this figure the Panel Executive has informed JPMorgan, on an ex parte basis, that a sale of 62,682 Abbey Shares and a purchase of 10,767 Abbey Shares were permitted and had no City Code consequences.

PART 11: ADDITIONAL INFORMATION

(b)	Interests in Banco Santander Shares

(i)	As at the close of business on 3 September 2004 (the latest practicable date prior to the posting of this document), the interests of the Banco Santander Directors and their connected persons (within the meaning of section 346 of the Companies Act) in Banco Santander Securities were as follows:

Number of
Banco Santander
Name	Shares held
Emilio Botín-Sanz de Sautuola y García de los Ríos	10,659,522(1)
Fernando de Asúa Álvarez	42,039
Alfredo Sáenz Abad	1,629,392
Matías Rodríguez Inciarte	569,311
Manuel Soto Serrano	157,000
Juan Abelló Gallo	11,803,165
Assicurazioni Generali S.p.A.	51,103,099
Antonio Basagoiti García-Tuñón	470,000
Ana Patricia Botín-Sanz de Sautuola y O’Shea	12,233,216(2)
Emilio Botín-Sanz de Sautuola y O’Shea	12,165,458(3)
Javier Botín-Sanz de Sautuola y O’Shea	12,148,004(4)
Guillermo de la Dehesa Romero	100
Rodrigo Echenique Gordillo	658,942
Antonio Escámez Torres	556,899
Francisco Luzón López	1,215,606
Elías Masaveu y Alonso del Campo	11,876,712
Sir George Mathewson	122
Abel Matutes Juan	138,938
Luis Alberto Salazar-Simpson Bos	30,879
Mutua Madrileña Automovilista, s.s.p.f	58,132,189

(1)	The following persons have conferred their voting rights in respect of the following number of Banco Santander Shares to Emilio Botín-Sanz de Sautuola y García de los Rios: (a) Ana Patricia Botín-Sanz de Sautuola y O’Shea – 12,148,004 (b) Emilio Botín-Sanz de Sautuola y O’Shea – 12,148,030 (c) Javier Botín-Sanz de Sautuola y O’Shea – 9,700,004 (d) Fundación Marcelino Botín – 74,539,120 (e) Fundación Banco Santander Central Hispano – 10,328,400.

(2)	The voting rights in respect of 12,148,004 of these shares have been transferred to Emilio Botín-Sanz de Sautuola y García de los Rios.

(3)	The voting rights in respect of 12,148,030 of these shares have been transferred to Emilio Botín-Sanz de Sautuola y García de los Rios.

(4)	The voting rights in respect of 9,700,004 of these shares have been transferred to Emilio Botín-Sanz de Sautuola y García de los Rios.

(ii)	As at the close of business on 3 September 2004 (the latest practicable date prior to the posting of this document), Assicurazioni Generali S.p.A was interested in 2,000,000 short call options at €9.088, representing the same number of Banco Santander Shares and expiring on 17 September 2004.

(iii)	As at the close of business on 3 September 2004 (the latest practicable date prior to the posting of this document), the following options over Banco Santander Shares had been granted to the Banco Santander Directors:

		Number of
		Banco Santander			Exercise
		Shares	Exercise Period		Price
Name of director	Date of Grant	under Option	Starts	Ends	(€)
Emilio Botín-Sanz de	27 December	150,000	30 December	29 December	10.55
Sautuola y García de los	2000		2003	2005
Ríos
Alfredo Sáenz Abad	27 December 2000	100,000	30 December 2003	29 December 2005	10.55
Matías Rodríguez Inciarte	27December 2000	125,000	30 December 2003	29 December 2005	10.55
Antonio Escámez Torres	27 December 2000	100,000	30 December 2003	29 December 2005	10.55
Francisco Luzón López	27 December 2000	100,000	30 December 2003	29 December 2005	10.55

(iv)	As at the close of business on 3 September 2004 (the last practicable date prior to the posting of this document) the Banco Santander Group, excluding Banco Santander and Pereda Gestión S.A. (whose interests in Banco Santander Securities are disclosed in

PART 11: ADDITIONAL INFORMATION

paragraphs 7(b)(ix) and (x) below, respectively), but including the mutual funds, pension funds and other collective investment schemes which are managed by asset management companies belonging to the Banco Santander Group, owned or controlled the following Banco Santander Securities:

	Number of
Type of Banco Santander Securities	securities*	Ratio
Ordinary Shares	52,556,087	—
SAN Future Contract 17 September 2004	97,600	1
Put Warrant @ €5 18 March 2005	2,978,600	1
Call Warrant @ €8.5 18 March 2005	2,965,000	1
Call Warrant @ €9.5 18 March 2005	2,979,500	1
Call Warrant @ €10 18 March 2005	2,974,400	1
Put Warrant @ €5.5 17 June 2005	3,000,000	1
Call Warrant @ €10.5 17 June 2005	3,000,000	1
Call Warrant @ €11 17 June 2005	2,997,500	1
Call Warrant @ €12 17 June 2005	3,000,000	1
Call Warrant @ €12.5 17 June 2005	3,000,000	1
Put Warrant @ €7 16 December 2005	1,500,000	1
Put Warrant @ €8 16 December 2005	1,498,330	1
Call Warrant @ €11 16 December 2005	1,483,300	1
Call Warrant @ €12 16 December 2005	1,493,937	1
Call Warrant @ €13 16 December 2005	1,500,000	100
17 September 2004 Short Call Option @ €8.00	1,078	100
17 September 2004 Short Call Option @ €8.50	278	100
17 September 2004 Call Option @ €8.75	573	100
17 September 2004 Short Call Option @ €9.00	2,306	100
17 September 2004 Short Call Option @ €9.25	342	100
17 September 2004 Short Call Option @ €9.50	745	100
17 September 2004 Short Call Option @ €9.75	100	100
17 September 2004 Call Option @ €10.00	2,400	100
17 September 2004 Short Call Option @ €10.50	150	100
17 September 2004 Short Call Option @ €11.00	50	100
17 September 2004 Short Put Option @ €6.00	25	100
17 September 2004 Short Put Option @ €6.25	10	100
17 September 2004 Put Option @ €6.50	40	100
17 September 2004 Short Put Option @ €6.75	360	100
17 September 2004 Put Option @ €8.00	950	100
17 September 2004 Short Put Option @ €8.25	4,575	100
17 September 2004 Put Option @ €8.50	137	100
17 September 2004 Short Put Option @ €8.75	645	100
17 September 2004 Put Option @ €9.00	905	100
17 December 2004 Short Call Option @ €7.50	180	100
17 December 2004 Call Option @ €8.25	3,060	100
17 December 2004 Short Call Option @ €8.50	1,000	100
17 December 2004 Short Call Option @ €9.00	100	100
17 December 2004 Short Call Option @ €9.25	68	100
17 December 2004 Short Call Option @ €9.50	4,800	100
17 December 2004 Call Option @ €9.75	55	100
17 December 2004 Short Put Option @ €7.50	5,000	100
17 December 2004 Short Put Option @ €7.75	200	100
17 December 2004 Short Put Option @ €8.00	512	100
17 December 2004 Short Put Option @ €8.25	3,008	100
17 December 2004 Put Option @ €8.50	74	100
17 December 2004 Short Put Option @ €8.75	20	100
17 December 2004 Put Option @ €9.00	3,970	100
17 December 2004 Put Option @ €9.25	40	100
17 March 2005 Short Put Option @ €8.25	2,500	100
17 March 2005 Put Option @ €8.50	8	100
17 June 2005 Put Option @ €7.25	825	100
17 June 2005 Put Option @ €8.00	208	100
17 June 2005 Put Option @ €8.75	25	100
17 June 2005 Put Option @ €9.00	30	100

*	This number is the number of Banco Santander Securities actually held. The number of underlying Banco Santander Shares represented by this number is the product of this number and the ratio in the following column.

PART 11: ADDITIONAL INFORMATION

                              Equity Swap positions

		Opening Strike		Underlying
Swap	Expiry date	Price (€)	Long/Short	Quantity	Date Opened
IBEX-35(1)	19 April 2005	9.2923	Long	7,652,946	22 April 2004
Banco Santander	22 September 2004	9.8781	Long	21,349,000	20 May 2002
Banco Santander	22 September 2004	7.7339	Long	4,305,000	24 September 2003

(1) Banco Santander is a constituent entity of IBEX-35.
The holdings are shown on an aggregated basis.

(v)	As at the close of business on 3 September 2004 (the latest practicable date prior to the posting of this document), Merrill Lynch, Pierce, Fenner & Smith Incorporated owned or controlled 546 Banco Santander Shares.

(vi)	As at the close of business on 3 September 2004 (the latest practicable date prior to the posting of this document), J.P. Morgan Securities Ltd. owned or controlled the following Banco Santander Securities:

	Number of
Type of Banco Santander Securities	securities*	Ratio
Ordinary shares	5,598,663	1
ADR	Short 232,900	1
Put Option @ €8 17 June 2005	1,000,000	1
Call Option @ €8 17 December 2004	1,000,000	1
Call Option @ €8 17 September 2004	500,000	1
Call Option @ €9 17 September 2004	2,000,000	1
Call Option @ €9 18 March 2005	1,000,000	1
Put Option @ €7 16 September 2005	1,750,000	1
Put Option @ €8 17 December 2004	583,544	1
Put Option @ €8 17 March 2006	172,224	1
Put Option @ €8 18 March 2005	508,956	1
Call Option @ €10 17 June 2005	1,500,000	1
Call Option @ €12 16 December 2005	1,000,000	1
Call Option @ €9.50 17 September 2004	700,000	1
Call Option @ €9.50 18 March 2005	500,000	1
Call Option @ €8.34 08 November 2004	440,000	1
Call Option @€8.40 28 October 2004	265,000	1
Put Option @ €5.50 16 December 2005	750,000	1
Put Option @ €6.50 17 December 2004	1,000,000	1
Put Option @ €7.50 18 March 2005	500,000	1
Put Option @ €7.63 18 March 2005	671,106	1
Put Option @ €8.75 17 December 2004	550,000	1
Put Option @ €9.50 17 December 2004	1,000,000	1
Put Option @ €2.80 17 December 2004	11,526,537	1
Put Option @ €2.80 17 March 2006	2,618,504	1
Put Option @ €2.80 18 March 2005	6,954,340	1
Put Option @ €3.10 17 December 2004	1,627,245	1
Put Option @ €3.10 17 March 2006	737,694	1
Put Option @ €3.10 18 March 2005	1,273,355	1
Put Option @ €3.45 17 December 2004	1,927,245	1
Put Option @ €3.45 17 March 2006	172,569	1
Put Option @ €3.45 18 March 2005	1,602,312	1
Put Option @ €3.80 17 December 2004	2,098,723	1
Put Option @ €3.80 17 March 2006	613,934	1
Put Option @ €3.80 18 March 2005	1,422,080	1
Put Option @ € 4.10 17 December 2004	459,783	1
Put Option @ €4.10 17 March 2006	190,436	1
Put Option @ €4.10 18 March 2005	343,109	1
Put Option @ €4.45 17 December 2004	1,858,031	1
Put Option @ €4.45 17 March 2006	287,691	1
Put Option @ €4.45 18 March 2005	1,295,217	1
Put Option @ €4.75 17 December 2004	626,097	1
Put Option @ €4.75 17 March 2006	400,069	1
Put Option @ €4.75 18 March 2005	461,690	1
Put Option @ €5.10 17 December 2004	890,513	1
Put Option @ €5.10 17 March 2006	122,829	1
Put Option @ €5.10 18 March 2005	597,962	1
Put Option @ €5.45 17 December 2004	984,412	1
Put Option @ €5.45 17 March 2006	194,340	1
Put Option @ €5.45 18 March 2005	678,485	1
Put Option @ €5.75 17 December 2004	435,474	1
Put Option @ €5.75 17 March 2006	159,197	1
Put Option @ €5.75 18 March 2005	363,487	1

*	This number is the number of Banco Santander securities actually held. The number of underlying Banco Santander Shares represented by this number is the product of this number and the ratio in the following column.

PART 11: ADDITIONAL INFORMATION

	Number of
Type of Banco Santander Securities	securities*	Ratio
Put Option @ €6.10 17 December 2004	833,504	1
Put Option @ €6.10 17 March 2006	98,814	1
Put Option @ €6.10 18 March 2005	530,926	1
Put Option @ €6.45 17 December 04	577,797	1
Put Option @ €6.45 17 March 2006	214,748	1
Put Option @ €6.45 18 March 2005	239,892	1
Put Option @ €6.75 17 December 2004	300,513	1
Put Option @ €6.75 17 March 2006	115,031	1
Put Option @ €6.75 18 March 2005	268,285	1
Put Option @ €7.10 17 December 2004	573,938	1
Put Option @ €7.10 17 March 2006	73,600	1
Put Option @ €7.10 18 March 05	515,900	1
Put Option @ €7.40 17 December 2004	593,737	1
Put Option @ €7.40 17 March 2006	163,007	1
Put Option @ €7.40 18 March 2005	361,171	1
Put Option @ €7.85 17 December 2004	676,718	1
Put Option @ €8.07 17 December 2004	87,650	1
Put Option @ €8.55 17 December 2004	608,864	1
Put Option @ €8.55 17 March 2006	121,394	1
Put Option @ €8.55 18 March 2005	363,451	1
Put Option @ €9.10 17 December 2004	360,295	1
Put Option @ €9.10 17 March 2006	55,211	1
Put Option @ €9.10 18 March 2005	220,766	1
Put Option @ €9.65 17 December 2004	87,048	1
Put Option @ €9.65 18 March 2005	24,906	1
Exchange Traded Call Option @ €7.000 17 September 2004	3,000	100
Exchange Traded Call Option @ €7.750 17 September 2004	2,556	100
Exchange Traded Call Option @ €8.000 17 September 2004	1,000	100
Exchange Traded Call Option @ €8.000 18 March 2005	640	100
Put Option @ €7.99 17 December 2004	478,901	1

*	This number is the number of Banco Santander securities actually held. The number of underlying Banco Santander Shares represented by this number is the product of this number and the ratio in the following column.

(vii)	As at the close of business on 3 September 2004 (the latest practicable date prior to the posting of this document), J.P. Morgan Whitefriars Inc. owned or controlled the following Banco Santander Securities:

	Number of
Type of Banco Santander Securities	securities*	Ratio
Call Option @ €10 17 December 2004	499,093	1
Call Option @ €10 17 March 2006	85,416	1
Call Option @ €10 18 March 2005	345,750	1
Call Option @ €11 17 December 2004	375,047	1
Call Option @ €11 17 March 2006	120,875	1
Call Option @ €11 18 March 2005	230,360	1
Call Option @ €11.50 17 December 2004	323,793	1
Call Option @ €11.50 17 March 2006	66,441	1
Call Option @ €11.50 18 March 2005	207,028	1
Call Option @ €12 17 December 2004	210,840	1
Call Option @ €12 17 March 2006	40,706	1
Call Option @ €12 18 March 2005	162,407	1
Call Option @ €12.50 17 December 2004	267,891	1
Call Option @ €12.50 17 March 2006	58,994	1
Call Option @ €12.50 18 March 2005	176,252	1
Call Option @ €13 17 December 2004	153,759	1
Call Option @ €13 17 March 2006	54,004	1
Call Option @ €13 18 March 2005	157,390	1
Call Option @ €13.50 17 December 2004	210,645	1
Call Option @ €13.50 17 March 2006	49,523	1
Call Option @ €13.50 18 March 2005	110,761	1
Call Option @ €14 17 December 2004	217,955	1
Call Option @ €14 17 March 2006	35,304	1
Call Option @ €14 18 March 2005	140,083	1
Call Option @ €14.50 17 December 2004	138,843	1
Call Option @ €14.50 17 March 2006	32,378	1
Call Option @ €14.50 18 March 2005	110,156	1
Call Option @ €15 17 December 2004	218,847	1
Call Option @ €15 17 March 2006	29,778	1
Call Option @ €15 18 March 2005	129,014	1
Call Option @ €16 17 December 2004	204,416	1
Call Option @ €16 18 March 2005	16,017	1
Call Option @ €9.10 17 December 2004	37,629	1
Call Option @ €9.10 17 March 2006	52,083	1

PART 11: ADDITIONAL INFORMATION

	Number of
Type of Banco Santander Securities	securities*	Ratio
Call Option @ €9.65 17 December 2004	197,314	1
Call Option @ €9.65 17 March 2006	95,693	1
Call Option @ €9.65 18 March 2005	216,776	1
Call Option @ €11.37 12 October 2006	316,623	1

(viii)	As at the close of business on 3 September 2004 (the latest practicable date prior to the posting of this document), Goldman Sachs & Co. owned or controlled 266,200 Banco Santander Shares.

(ix)	As at the close of business on 3 September (the latest practicable date prior to the posting of this document), the interests of Banco Santander in Banco Santander Securities were as follows:

Type of Banco Santander Securities	Number of securities*	Ratio
Ordinary Shares	10,896,525	1
SAN Short Future Contract 17 September 2004	31,396	100
SAN Short Future Contract 17 December 2004	42	100
Call Option @ €8.5 17 September 2004	175	100
Put Option @ €7.5 17 September 2004	2,000	100
Put Option @ €8.25 17 September 2004	500	100
Short Put Option @ €8.5 17 September 2004	1,400	100
Short Put Option @ €9 17 September 2004	1,600	100
Call Option @ €9.5 17 December 2004	3,000	100
Call Option @ €10 17 December 2004	5,000	100
Short Put Option @ €7 17 December 2004	5,000	100
Put Option @ €8.25 17 December 2004	3,000	100
Short Put Option @ €9 17 December 2004	2,500	100
Put Option @ €9.25 17 December 2004	5,000	100
Put Warrant @ €7 17 December 2004	499,750	1
Put Warrant @ €8 17 December 2004	500,000	1
Put Warrant @ €9 17 December 2004	494,100	1
Call Warrant @ €6 17 December 2004	570,350	1
Call Warrant @ €7 17 December 2004	923,873	1
Call Warrant @ €8.5 17 December 2004	713,873	1
Call Warrant @ €9.5 17 December 2004	80,330	1
Call Warrant @ €10 17 December 2004	473,116	1
Put Warrant @ €8.5 18 March 2005	500,000	1
Put Warrant @ €9.5 18 March 2005	500,000	1
Put Warrant @ €10 18 March 2005	500,000	1
Call Warrant @ €8 18 March 2005	628,150	1
Call Warrant @ €9 18 March 2005	539,239	1
Call Warrant @ €10.5 18 March 2005	444,650	1
Call Warrant @ €11 18 March 2005	641,669	1

*	This number is the number of Banco Santander securities actually held. The number of underlying Banco Santander Shares represented by this number is the product of this number and the ratio in the following column.

(x)	As at the close of business on 3 September (the latest practicable date prior to the posting of this document), Pereda Gestión S.A. owned or controlled 26,686,460 Banco Santander Shares, all of which are currently held in treasury.

(c)	Dealings in Abbey Securities

(i)	Banco Santander has not dealt for value in Abbey Securities in the disclosure period.

(ii)	None of the Banco Santander Directors or their connected persons (within the meaning of section 346 of the Companies Act) have dealt for value in Abbey Securities in the disclosure period.

PART 11: ADDITIONAL INFORMATION

(iii)	During the disclosure period, the following dealings for value in Abbey securities were effected by the Banco Santander Group, excluding Banco Santander and Pereda Gestión S.A., but including the mutual funds, pension funds and other collective investment schemes which are managed by asset management companies belonging to the Banco Santander Group:

			Price per
	Nature of	Number of	Abbey Share (p)
Date/Period of transactions†	transactions	Abbey Shares	Low	High
23 July 2004 to 3 September 2004	Purchase	205,000	496	571
23 July 2004 to 3 September 2004	Sale	689,037	543	593
23 June 2004 to 22 July 2004	Purchase	397,115	484	513
23 June 2004 to 22 July 2004	Sale	15,000	508	508
23 May 2004 to 22 June 2004	Purchase	164,322	447	481
23 May 2004 to 22 June 2004	Sale	356,659	461	475
23 April 2004 to 22 May 2004	Purchase	609,439	417	469
23 April 2004 to 22 May 2004	Sale	776,378	414	470
23 January 2004 to 22 April 2004	Purchase	599,508	435	469
23 January 2004 to 22 April 2004	Sale	18,000	439	439
23 July 2003 to 22 October 2003	Purchase	21,668	520	530
23 July 2003 to 22 October 2003	Sale	26,804	529	570

		Number of Abbey		Price per Abbey
	Nature of	Future Contracts 1 Dec		Security (p)
Date/Period of transactions†	transactions	2003*	Ratio	Low	High
23 October 2003 to 22 January 2004	Purchase	200	1,000	545.5	563
23 October 2003 to 22 January 2004	Sale	91	1,000	556	556.5
23 July 2003 to 22 October 2003	Sale	109	1,000	594	594.5

		Number of Abbey		Price per Abbey
	Nature of	Future Contracts 1 Sep		Security (p)
Date/Period of transactions†	transactions	2003*	Ratio	Low	High
23 July 2003 to 22 October 2003	Sale	68	1,000	483	483

				Price per Abbey
	Nature of	Number of Put Options		Security (p)
Date/Period of transactions†	transactions	Abbey 17/9/04 @ 390*	Ratio	Low	High
22 January 2004 to 22 April 2004	Sale	120	1,000	13.5	13.5

				Price per Abbey
	Nature of	Number of Put Options		Security (p)
Date/Period of transactions†	transactions	Abbey 17/4/04 @ 390*	Ratio	Low	High
23 January 2004 to 22 April 2004	Sale	120	1,000	21.5	21.5

*	This number is the number of Abbey securities actually purchased/sold. The number of underlying Abbey Shares represented by this number is the product of this number and the ratio in the following column.

†	The dealings set out above in (iii), (iv) and (v) above have been aggregated in accordance with Note 4 on Rule 24 of the City Code, namely all purchases and sales during the disclosure period have been aggregated. Purchases and sales have not been netted off and the lowest and highest prices paid per share have been stated. A full list of dealings is available for inspection at the address in Section 17 of this Part 11.

(iv)	During the disclosure period, the following dealings for value in Abbey Securities were effected by Merrill Lynch and persons controlling, controlled by or under the same control as Merrill Lynch (excluding market-makers, exempt fund managers, special exempt fund managers and exempt proprietary traders):

				Price per Abbey
		Nature of	Number of	Share (US$)
Name	Date/Period of transactions†	transactions	Abbey Shares	Low	High
Merrill Lynch,	23 July 2004 to 3 September 2004	Purchase	8,025	9.1311	10.300
Pierce,	23 June 2004 to 22 July 2004	Purchase	57,700	8.6500	9.2500
Fenner & Smith	23 June 2004 to 22 July 2004	Sale	65,182	9.0002	9.3700
Incorporated†	23 May 2004 to 22 June 2004	Purchase	975	8.5500	8.6500
	23 May 2004 to 22 June 2004	Sale	1,118	8.8000
	23 April 2004 to 22 May 2004	Purchase	100	8.0500
	23 April 2004 to 22 May 2004	Sale	100	7.6015
	23 January 2004 to 22 April 2004	Purchase	388,094	7.9000	10.4303
	23 January 2004 to 22 April 2004	Sale	389,240	8.1865	10.4300
Merrill Lynch,	23 October 2003 to 22 January 2004	Purchase	94,726	9.0856	10.1500
Pierce,	23 October 2003 to 22 January 2004	Sale	93,580	9.0800	9.4500
Fenner & Smith	23 July 2003 to 22 October 2003	Purchase	14,743	8.1500	9.8500
Incorporated†	23 July 2003 to 22 October 2003	Sale	14,838	8.5000	9.8089

PART 11: ADDITIONAL INFORMATION

				Price per Abbey
		Nature of	Number of	ADS (US$)
Name	Date/Period of transactions†	transactions	Abbey ADSs	Low	High
Merrill Lynch,	23 July 2004 to 3 September 2004	Purchase	1,205	20.9500	21.0500
Pierce,	23 June 2004 to 22 July 2004	Purchase	153,796	17.5500	19.0000
Fenner & Smith	23 June 2004 to 22 July 2004	Sale	144,231	17.7000	19.1000
Incorporated†	23 May 2004 to 22 June 2004	Purchase	124,710	16.2500	18.0100
	23 May 2004 to 22 June 2004	Sale	119,463	16.4500	18.1000
	23 April 2004 to 22 May 2004	Purchase	132,209	15.0000	16.9500
	23 April 2004 to 22 May 2004	Sale	116,699	15.1500	17.1000
	23 January 2004 to 22 April 2004	Purchase	1,203,866	15.0000	22.2000
	23 January 2004 to 22 April 2004	Sale	465,314	15.1500	22.2500
	23 October 2003 to 22 January 2004	Purchase	210,522	17.9500	21.6000
	23 October 2003 to 22 January 2004	Sale	200,969	18.3000	21.9000
	23 July 2003 to 22 October 2003	Purchase	249,531	15.6500	20.1500
	23 July 2003 to 22 October 2003	Sale	208,427	16.0000	20.3000

			Number of	Price per Abbey
		Nature of	Abbey ADS	ADS Series B
Name	Date/Period of transactions	transactions	Series B	(US$)
Merrill Lynch,	20 August 2003	Sale	13,040	26.1000
Pierce,	19 August 2003	Sale	1,360	26.0500
Fenner & Smith	18 August 2003	Sale	600	26.1000
Incorporated	15 August 2003	Sale	1,800	26.0500
	14 August 2003	Sale	1,000	26.0000
	13 August 2003	Sale	1,000	26.1500
	13 August 2003	Sale	1,200	26.0500

(v)	During the disclosure period, the following dealings for value in Abbey Securities were effected by JPMorgan and persons controlling, controlled by or under the same control as JPMorgan (excluding market-makers, exempt fund managers, special exempt fund managers and exempt proprietary traders):

				Price per
				Abbey
		Nature of	Number of	Share (p)
Name	Date/Period of transactions	transactions	Abbey Shares	Low	High
J.P. Morgan Securities Ltd.†	23 July 2004 to	Purchase	902,108	562.2	610.3
	3 September 2004	Sale	1,234,089	489.5	598.0
	23 June 2004 to	Purchase	366,841	469.0	507.0
	22 July 2004	Sale	541,019	468.0	516.0
	23 May 2004 to	Purchase	272,704	445.5	483.2
	22 June 2004	Sale	196,463	448.0	484.8
	23 April 2004 to	Purchase	2,610,158	415.7	467.2
	22 May 2004	Sale	1,166,893	417.7	472.5
	23 January 2004 to	Purchase	2,921,798	418.8	584.5
	22 April 2004	Sale	4,151,806	414.4	588.5
	23 October 2003 to	Purchase	741,062	519.2	586.5
	22 January 2004	Sale	1,398,389	519.0	585.0
	23 July 2003 to	Purchase	1,455,364	485.5	595.0
	22 October 2003	Sale	2,286,280	483.8	594.7

		Nature of	Number of	Price per Abbey
Name	Date/Period of transactions	transactions	Abbey ADSs	ADS (US$)
J.P. Morgan Securities Ltd.	1 July 2004	Purchase	250	18.0

Number of Abbey
			Exchange Traded		Price per
	Date/Period of	Nature of	Call Options @ £6.50		security
Name	transactions	transaction	18 March 2005	Ratio	(£)
J.P. Morgan Securities Ltd.	23 July 2004	Purchase	2,000	1,000	0.20

Number of
			Abbey		Price per
	Date/Period of	Nature of	Call Options @ £6		security
Name	transactions	transaction	18 March 2005	Ratio	(£)
J.P. Morgan Securities Ltd.	21 July 2004	Purchase	1,000,000	1	0.105

†	The dealings set out above in (iii), (iv) and (v) above have been aggregated in accordance with Note 4 on Rule 24 of the City Code, namely all purchases and sales during the disclosure period have been aggregated.

PART 11: ADDITIONAL INFORMATION

Purchases and sales have not been netted off and the lowest and highest prices paid per share have been stated. A full list of dealings is available for inspection at the address in Section 17 of this Part 11.

(vi)	During the disclosure period, the following dealings for value in Abbey ADRs were effected by Goldman Sachs & Co. and persons controlling, controlled by or under the same control as Goldman Sachs & Co. (excluding market-makers, exempt fund managers, special exempt fund managers and exempt proprietary traders):

				Price per Abbey
		Nature of	Number of	ADR
Name	Date/Period of transactions†	transactions	Abbey ADRs	(US$)
Goldman Sachs & Co.	30 June 2004	Sale	1,090	18.9000
	30 June 2004	Purchase	2,180	18.9000
	21 June 2004	Purchase	1,025	18.0000
	21 June 2004	Purchase	1,500	17.7500
	21 June 2004	Sale	1,025	18.0000
	21 June 2004	Sale	1,500	17.7500
Goldman Sachs & Co.	21 June 2004	Sale	2,525	17.8515
	18 June 2004	Sale	815	17.7000
	18 June 2004	Purchase	1,630	17.7000
	15 June 2004	Sale	25	17.4500
	15 June 2004	Purchase	50	17.4500
	14 June 2004	Sale	25	17.5500
	14 June 2004	Purchase	25	17.5500
	14 June 2004	Purchase	25	17.5500
	14 May 2004	Sale	1,230	16.2500
	14 May 2004	Purchase	290	16.3000
	14 May 2004	Sale	48	16.1000
	14 May 2004	Sale	1,820	16.1000
	14 May 2004	Purchase	1,230	16.2500
	14 May 2004	Sale	290	16.3000
	14 May 2004	Purchase	48	16.1000
	14 May 2004	Purchase	1,820	16.1000
	14 May 2004	Sale	290	16.3000
	14 May 2004	Purchase	1,230	16.2500
	14 May 2004	Purchase	1,820	16.1000
	14 May 2004	Purchase	48	16.1000
	26 April 2004	Purchase	73,800	15.5155
	26 April 2004	Sale	73,800	15.5155
	26 April 2004	Purchase	73,800	15.5155
	26 April 2004	Purchase	73,800	15.5155
	26 April 2004	Sale	73,800	15.5155
	26 April 2004	Sale	2,000	15.5155
	26 April 2004	Sale	1,500	15.5155
	26 April 2004	Sale	1,200	15.5155
	26 April 2004	Sale	1,600	15.5155
	26 April 2004	Sale	700	15.5155
	26 April 2004	Sale	1,800	15.5155
	26 April 2004	Sale	1,300	15.5155
	26 April 2004	Sale	700	15.5155
	26 April 2004	Sale	1,500	15.5155
	26 April 2004	Sale	1,500	15.5155
	26 April 2004	Sale	800	15.5155
	26 April 2004	Sale	1,000	15.5155
	26 April 2004	Sale	5,500	15.5155
	26 April 2004	Sale	200	15.5155
	26 April 2004	Sale	300	15.5155
	26 April 2004	Sale	1,700	15.5155
	26 April 2004	Sale	2,300	15.5155
	26 April 2004	Sale	6,000	15.5155
	26 April 2004	Sale	15,000	15.5155
	26 April 2004	Sale	1,000	15.5155
	26 April 2004	Sale	2,500	15.5155
	26 April 2004	Sale	18,200	15.5155
	26 April 2004	Sale	2,500	15.5155
	26 April 2004	Sale	1,000	15.5155
	26 April 2004	Sale	2,000	15.5155
	21 April 2004	Purchase	6,112	16.0000
	21 April 2004	Sale	6,112	16.0000
	20 April 2004	Purchase	25	16.0000

PART 11: ADDITIONAL INFORMATION

				Price per Abbey
		Nature of	Number of	ADR
Name	Date/Period of transactions†	transactions	Abbey ADRs	(US$)
	20 April 2004	Sale	25	16.0000
	20 April 2004	Purchase	25	16.0000
	02 April 2004	Sale	300	16.9000
	02 April 2004	Purchase	1,590	16.9000
	02 April 2004	Sale	730	16.9000
	02 April 2004	Sale	560	16.9000
	02 April 2004	Sale	1,590	16.9000
	29 March 2004	Purchase	440	16.9000
	29 March 2004	Purchase	440	16.9000
	29 March 2004	Sale	440	16.9000
	29 March 2004	Purchase	440	16.9000
	11 March 2004	Purchase	1,100	16.7500
	11 March 2004	Sale	1,100	16.7500
Goldman Sachs & Co.	11 March 2004	Purchase	1,100	16.7500
	09 March 2004	Sale	440	18.0000
	09 March 2004	Sale	430	18.0000
	09 March 2004	Sale	3,150	17.9500
	09 March 2004	Sale	580	17.9500
	09 March 2004	Sale	430	18.0000
	09 March 2004	Sale	1,140	17.9500
	09 March 2004	Sale	1,430	17.9500
	09 March 2004	Purchase	440	18.0000
	09 March 2004	Purchase	430	18.0000
	09 March 2004	Purchase	3,150	17.9500
	09 March 2004	Sale	440	18.0000
	02 March 2004	Sale	2,200	17.6500
	02 March 2004	Purchase	2,200	17.6500
	02 March 2004	Sale	2,200	17.6500
	15 January 2004	Purchase	664	21.4500
	15 January 2004	Sale	664	21.4500
	15 January 2004	Purchase	664	21.4500
	23 December 2003	Sale	1,100	18.8500
	23 December 2003	Purchase	1,100	18.8500
	23 December 2003	Sale	1,100	18.8500
	31 October 2003	Purchase	46	19.2500
	31 October 2003	Purchase	46	19.2500
	31 October 2003	Sale	46	19.2500
	28 October 2003	Purchase	100	19.1500
	28 October 2003	Sale	100	19.1500
	28 October 2003	Purchase	100	19.1500
	03 October 2003	Sale	380	18.3500
	03 October 2003	Purchase	380	18.3500
	03 October 2003	Sale	380	18.3500
	01 October 2003	Purchase	200	16.9000
	01 October 2003	Sale	200	16.9000
	01 October 2003	Purchase	200	16.9000
	26 September 2003	Purchase	100	17.0500
	25 September 2003	Purchase	600	17.3500
	15 September 2003	Sale	830	17.4500
	15 September 2003	Purchase	830	17.4500
	15 September 2003	Sale	830	17.4500
	11 September 2003	Purchase	451	16.9500
	11 September 2003	Purchase	451	16.9500
	11 September 2003	Sale	451	16.9500
	10 September 2003	Sale	280	17.2000
	10 September 2003	Purchase	280	17.2000
	10 September 2003	Sale	280	17.2000
	28 August 2003	Sale	400	17.1500
	28 August 2003	Sale	960	17.2500
	28 August 2003	Sale	960	17.2500
	28 August 2003	Purchase	400	17.1500
	28 August 2003	Purchase	960	17.2500
	28 August 2003	Sale	400	17.1500
	28 July 2003	Purchase	2,100	15.8500

PART 11: ADDITIONAL INFORMATION

				Price per Abbey
		Nature of	Number of	ADR
Name	Date/Period of transactions	transactions	Abbey ADRs	(US$)
Goldman Sachs & Co (as	18 March 2004	Sale	135	16.7500
discretionary manager)	15 January 2004	Sale	664	21.4500
	11 September 2003	Sale	451	16.9500

(d)	Dealings in Banco Santander Shares

(i)	During the disclosure period, the following dealings for value in Banco Santander Shares (including the exercise of options) were effected by the Banco Santander Directors or their connected persons (within the meaning of section 346 of the Companies Act):

			Number of	Price per Banco
		Nature of	Banco Santander	Santander
Name	Date/Period of transactions	transactions	Shares	Share (€)
Emilio Botín-Sanz de	27 April 2004	Sale	4,223,710	9.34
Sautuola y García de los Ríos	27 April 2004	Purchase	4,223,710	9.34
Fernando de Asúa Álvarez	17 May 2004	Purchase	419	8.68
	18 March 2004	Purchase	3,000	8.70
	12 September 2003	Purchase	1,971	7.69
Alfredo Sáenz Abad	22 January 2004	Purchase	2,305	9.42
Matías Rodríguez Inciarte	12 March 2004	Purchase	11,500	8.79
Manuel Soto Serrano	10 May 2004	Purchase	7,000	8.42
	15 March 2004	Purchase	20,000	8.60
	3 March 2004	Purchase	13,000	9.25
	20 February 2004	Purchase	10,000	9.26
	3 February 2004	Purchase	7,000	9.08
	3 February 2004	Purchase	13,035	9.22
	2 February 2004	Purchase	10,000	9.08
Juan Abelló Gallo	25 June 2004	Sale	800,000	8.65
	25 June 2004	Purchase	800,000	8.65
	25 June 2004	Sale	800,000	8.83
	25 June 2004	Purchase	800,000	8.83
	17 May 2004	Sale	600,000	8.22
	17 May 2004	Purchase	600,000	8.22
	11 May 2004	Sale	500,000	8.49
	11 May 2004	Purchase	500,000	8.49
Assicurazioni Generali S.p.A.	28 October 2003	Sale	10,000	7.8825
Antonio Basagoiti García-Tuñón	24 November 2003	Purchase	2,000	8.42
Francisco Luzón López	16 February 2004	Purchase	433	9.24
	17 November 2003	Purchase	474	8.44
	18 August 2003	Purchase	517	7.74
Elías Masaveu y Alonso del Campo	13 January 2004	Sale	36,634	9.58
	13 January 2004	Purchase	36,634	9.58
	13 January 2004	Sale	53,366	9.57
	13 January 2004	Purchase	53,366	9.57
	13 January 2004	Disposal	7,250	9.05[1]
Abel Matutes Juan	24 February 2004	Purchase	10,855	9.21
	17 February 2004	Purchase	11,111	9.21
Mutua Madrileña Automovilista, s.s.p.f.	28 April 2004	Purchase	5,601,000	9.31
	26 April 2004	Purchase	4,768,000	9.25
	20 April 2004	Purchase	6,091,872	9.32
	16 April 2004	Purchase	14,000,000	9.50
	24 March 2004	Purchase	1,000,000	8.50
	23 March 2004	Purchase	1,475,000	8.49
	22 March 2004	Purchase	3,150,000	8.45
	17 March 2004	Purchase	5,000,000	8.51
	15 March 2004	Purchase	4,467,157	8.59
	15 March 2004	Purchase	10,000,000	8.55
	11 March 2004	Purchase	1,691,762	8.96
	10 March 2004	Purchase	808,238	9.14
Mutuactivos SGIIC	17 February 2004	Purchase	21,600	9.23
	21 January 2004	Purchase	57,560	9.32
	17 September 2003	Sale	7,079	7.88

PART 11: ADDITIONAL INFORMATION

			Number of	Price per Banco
		Nature of	Banco Santander	Santander
Name	Date/Period of transactions	transactions	Shares	Share (€)
Mutuafondo Bolsa FI	6 July 2004	Sale	150,000	8.47
	2 July 2004	Sale	69,187	8.49
	23 March 2004	Sale	10,813	8.58
	17 March 2004	Purchase	230,000	8.72
	12 March 2004	Sale	200,000	8.79
	13 February 2004	Sale	52,884	9.36
	6 October 2003	Sale	147,156	7.51

(1)	Elías Masaveu y Alonso del Campo disposed of this interest through the liquidation of a company in which he was a shareholder.

(ii)	During the disclosure period, the following dealings for value in Banco Santander Securities were effected by the Banco Santander Group, excluding Banco Santander and Pereda Gestión S.A. (whose dealings in Banco Santander Securities are disclosed in (d)(vii) and (viii) below, respectively), but including the mutual funds, pension funds and other collective investment schemes which are managed by asset management companies belonging to the Banco Santander Group:

*	In the table set out below this number is the number of Banco Santander Securities actually purchased/sold. The number of underlying Banco Santander Shares represented by this number is the product of this number and the ratio in the following column.

					Price per security
	Type of Banco Santander	Nature of	Number of		(€)
Date/Period of transactions†	Securities	transactions	securities*	Ratio	Low	High
23 July 2004 to 3 September 2004	Ordinary Shares	Purchase	30,124,810	1	2.29	8.35
23 July 2004 to 3 September 2004	Ordinary Shares	Sale	31,267,233	1	2.29	8.87
23 June 2004 to 22 July 2004	Ordinary Shares	Purchase	24,637,909	1	2.29	8.89
23 June 2004 to 22 July 2004	Ordinary Shares	Sale	23,466,873	1	2.29	9.29
23 May 2004 to 22 June 2004	Ordinary Shares	Purchase	45,172,283	1	8.47	9.00
23 May 2004 to 22 June 2004	Ordinary Shares	Sale	40,020,237	1	8.47	9.05
23 April 2004 to 22 May 2004	Ordinary Shares	Purchase	123,991,162	1	8.18	9.38
23 April 2004 to 22 May 2004	Ordinary Shares	Sale	144,590,737	1	7.00	9.40
23 January 2004 to 22 April 2004	Ordinary Shares	Purchase	294,945,149	1	7.37	9.56
23 January 2004 to 22 April 2004	Ordinary Shares	Sale	266,649,285	1	8.00	9.58
23 October 2003 to 22 January 2004	Ordinary Shares	Purchase	229,609,552	1	6.00	9.72
23 October 2003 to 22 January 2004	Ordinary Shares	Sale	237,562,438	1	4.00	9.80
23 July 2003 to 22 October 2003	Ordinary Shares	Purchase	252,470,087	1	7.21	8.37
23 July 2003 to 22 October 2003	Ordinary Shares	Sale	254,302,115	1	5.50	9.76
23 May 2004 to 22 June 2004	Call Option @ €10 Jun 04	Purchase	51	100	0.01	0.01
23 April 2004 to 22 May 2004	Call Option @ €10 Jun 04	Sale	100	100	0.04	0.05
23 January 2004 to 22 April 2004	Call Option @ €10 Jun 04	Purchase	150	100	0.09	0.10
23 January 2004 to 22 April 2004	Call Option @ €10 Jun 04	Sale	2,500	100	0.30	0.31
23 October 2003 to 22 January 2004	Call Option @ €10 Jun 04	Purchase	2,000	100	0.21	0.22
23 October 2003 to 22 January 2004	Call Option @ €10 Jun 04	Sale	100	100	0.27	0.27
23 October 2003 to 22 January 2004	Call Option @ €10 Mar 04	Purchase	17	100	0.07	0.23

PART 11: ADDITIONAL INFORMATION

					Price per security
	Type of Banco Santander	Nature of	Number of		(€)
Date/Period of transactions†	Securities	transactions	securities*	Ratio	Low	High
23 October 2003 to 22 January 2004	Call Option @ €10 Mar 04	Sale	3,000	100	0.18	0.18
23 January 2004 to 22 April 2004	Call Option @ €10 Sep 04	Purchase	2,500	100	0.28	0.29
23 October 2003 to 22 January 2004	Call Option @ €10 Sep 04	Sale	100	100	0.40	0.40
23 June 2004 to 22 July 2004	Call Option @ €10.5 Dec 04	Purchase	25	100	0.60	0.60
23 June 2004 to 22 July 2004	Call Option @ €10.5 Dec 04	Sale	25	100	0.60	0.60
23 April 2004 to 22 May 2004	Call Option @ €10.5 Jun 04	Sale	100	100	0.02	0.02
23 January 2004 to 22 April 2004	Call Option @ €10.5 Jun 04	Purchase	1	100	0.02	0.02
23 October 2003 to 22 January 2004	Call Option @ €10.5 Jun 04	Sale	100	100	0.18	0.18
23 January 2004 to 22 April 2004	Call Option @ €10.5 Mar 04	Sale	100	100	0.02	0.02
23 May 2004 to 22 June 2004	Call Option @ €10.5 Sep 04	Sale	50	100	0.02	0.02
23 October 2003 to 22 January 2004	Call Option @ €10.5 Sep 04	Sale	100	100	0.28	0.28
23 April 2004 to 22 May 2004	Call Option @ €11 Jun 04	Purchase	51	100	0.01	0.01
23 January 2004 to 22 April 2004	Call Option @ €11 Jun 04	Sale	50	100	0.01	0.01
23 January 2004 to 22 April 2004	Call Option @ €11 Mar 04	Purchase	102	100	0.01	0.01
23 May 2004 to 22 June 2004	Call Option @ €11 Sep 04	Sale	50	100	0.01	0.01
23 October 2003 to 22 January 2004	Call Option @ €11.5 Mar 04	Purchase	51	100	0.01	0.01
23 October 2003 to 22 January 2004	Call Option @ €7 Jun 04	Sale	50	100	1.80	1.80
23 July 2003 to 22 October 2003	Call Option @ €7.5 Dec 03	Sale	50	100	0.47	0.47
23 June 2004 to 22 July 2004	Call Option @ €7.5 Dec 04	Sale	30	100	1.15	1.15
23 April 2004 to 22 May 2004	Call Option @ €7.5 Dec 04	Sale	50	100	1.63	1.63
23 July 2003 to 22 October 2003	Call Option @ €7.5 Mar 04	Purchase	2,500	100	0.52	0.53
23 July 2003 to 22 October 2003	Call Option @ €7.5 Sep 03	Purchase	5	100	0.36	0.36
23 July 2003 to 22 October 2003	Call Option @ €7.5 Sep 03	Purchase	1,370	100	0.37	0.37
23 July 2003 to 22 October 2003	Call Option @ €7.75 Dec 03	Purchase	15	100	0.21	0.21
23 July 2003 to 22 October 2003	Call Option @ €7.75 Sep 03	Purchase	56	100	0.29	0.35
23 October 2003 to 22 January 2004	Call Option @ €8 Dec 03	Purchase	2,500	100	0.46	0.47
23 October 2003 to 22 January 2004	Call Option @ €8 Dec 03	Sale	25	100	0.27	0.27
23 July 2003 to 22 October 2003	Call Option @ €8 Dec 03	Purchase	1,500	100	0.40	0.41
23 July 2003 to 22 October 2003	Call Option @ €8 Jun 04	Sale	2,500	100	0.75	0.76
23 January 2004 to 22 April 2004	Call Option @ €8 Mar 04	Sale	20	100	1.46	1.48
23 July 2003 to 22 October 2003	Call Option @ €8 Sep 03	Purchase	201	100	0.19	0.30
23 July 2003 to 22 October 2003	Call Option @ €8 Sep 03	Sale	1,500	100	0.03	0.03
23 July 2004 to 3 September 2004	Call Option @ €8 Sep 04	Sale	2,580	100	0.26	0.26

PART 11: ADDITIONAL INFORMATION

					Price per security
	Type of Banco Santander	Nature of	Number of		(€)
Date/Period of transactions†	Securities	transactions	securities*	Ratio	Low	High
23 October 2003 to 22 January 2004	Call Option @ €8.25 Dec 03	Purchase	1	100	0.24	0.24
23 October 2003 to 22 January 2004	Call Option @ €8.25 Dec 03	Sale	165	100	0.23	0.36
23 June 2004 to 22 July 2004	Call Option @ €8.25 Dec 04	Purchase	60	100	0.61	0.61
23 April 2004 to 22 May 2004	Call Option @ €8.25 Jun 04	Sale	3	100	0.40	0.40
23 January 2004 to 22 April 2004	Call Option @ €8.25 Jun 04	Sale	1	100	0.56	0.56
23 October 2003 to 22 January 2004	Call Option @ €8.25 Mar 04	Sale	2,500	100	0.54	0.55
23 July 2003 to 22 October 2003	Call Option @ €8.25 Sep 03	Sale	2,515	100	0.20	0.26
23 October 2003 to 22 January 2004	Call Option @ €8.5 Dec 03	Purchase	53	100	0.10	0.26
23 October 2003 to 22 January 2004	Call Option @ €8.5 Dec 03	Sale	50	100	0.19	0.19
23 October 2003 to 22 January 2004	Call Option @ €8.5 Dec 03	Purchase	5,000	100	0.22	0.22
23 October 2003 to 22 January 2004	Call Option @ €8.5 Dec 03	Sale	5,000	100	0.54	0.54
23 April 2004 to 22 May 2004	Call Option @ €8.5 Dec 04	Purchase	50	100	0.90	0.90
23 January 2004 to 22 April 2004	Call Option @ €8.5 Dec 04	Sale	50	100	1.20	1.20
23 May 2004 to 22 June 2004	Call Option @ €8.5 Jun 04	Purchase	200	100	0.17	0.26
23 April 2004 to 22 May 2004	Call Option @ €8.5 Jun 04	Sale	137	100	0.28	0.36
23 January 2004 to 22 April 2004	Call Option @ €8.5 Mar 04	Purchase	175	100	0.16	0.16
23 October 2003 to 22 January 2004	Call Option @ €8.5 Mar 04	Sale	2,500	100	0.55	0.56
23 October 2003 to 22 January 2004	Call Option @ €8.5 Mar 04	Sale	175	100	0.44	0.44
23 June 2004 to 22 July 2004	Call Option @ €8.5 Sep 04	Sale	103	100	0.27	0.29
23 January 2004 to 22 April 2004	Call Option @ €8.5 Sep 04	Sale	175	100	0.63	0.64
23 October 2003 to 22 January 2004	Call Option @ €8.75 Dec 03	Purchase	3	100	0.25	0.25
23 May 2004 to 22 June 2004	Call Option @ €8.75 Jun 04	Purchase	65	100	0.20	0.24
23 May 2004 to 22 June 2004	Call Option @ €8.75 Jun 04	Sale	10	100	0.19	0.19
23 April 2004 to 22 May 2004	Call Option @ €8.75 Jun 04	Purchase	13	100	0.19	0.20
23 April 2004 to 22 May 2004	Call Option @ €8.75 Jun 04	Sale	50	100	0.36	0.36
23 January 2004 to 22 April 2004	Call Option @ €8.75 Jun 04	Sale	235	100	0.32	0.51
23 October 2003 to 22 January 2004	Call Option @ €8.75 Mar 04	Sale	50	100	0.63	0.63
23 July 2003 to 22 October 2003	Call Option @ €8.75 Sep 03	Purchase	102	100	0.01	0.01
23 July 2003 to 22 October 2003	Call Option @ €8.75 Sep 03	Sale	51	100	0.01	0.01
23 June 2004 to 22 July 2004	Call Option @ €8.75 Sep 04	Purchase	555	100	0.27	0.36
23 June 2004 to 22 July 2004	Call Option @ €8.75 Sep 04	Sale	32	100	0.19	0.33
23 May 2004 to 22 June 2004	Call Option @ €8.75 Sep 04	Purchase	50	100	0.49	0.49
23 June 2004 to 22 July 2004	Call Option @ €9 Dec 04	Sale	100	100	0.46	0.46

PART 11: ADDITIONAL INFORMATION

					Price per security
	Type of Banco Santander	Nature of	Number of		(€)
Date/Period of transactions†	Securities	transactions	securities*	Ratio	Low	High
23 May 2004 to 22 June 2004	Call Option @ €9 Jun 04	Purchase	11	100	0.12	0.12
23 April 2004 to 22 May 2004	Call Option @ €9 Jun 04	Purchase	50	100	0.12	0.12
23 April 2004 to 22 May 2004	Call Option @ €9 Jun 04	Sale	420	100	0.11	0.29
23 January 2004 to 22 April 2004	Call Option @ €9 Jun 04	Purchase	56	100	0.22	0.37
23 January 2004 to 22 April 2004	Call Option @ €9 Jun 04	Sale	10	100	0.33	0.33
23 October 2003 to 22 January 2004	Call Option @ €9 Jun 04	Purchase	50	100	0.48	0.48
23 January 2004 to 22 April 2004	Call Option @ €9 Mar 04	Sale	2,030	100	0.30	0.32
23 July 2003 to 22 October 2003	Call Option @ €9 Sep 03	Purchase	102	100	0.01	0.01
23 June 2004 to 22 July 2004	Call Option @ €9 Sep 04	Sale	50	100	0.21	0.21
23 June 2004 to 22 July 2004	Call Option @ €9 Sep 04	Purchase	1,000	100	0.18	0.18
23 June 2004 to 22 July 2004	Call Option @ €9 Sep 04	Sale	3,000	100	0.10	0.18
23 May 2004 to 22 June 2004	Call Option @ €9 Sep 04	Purchase	250	100	0.27	0.27
23 May 2004 to 22 June 2004	Call Option @ €9 Sep 04	Sale	506	100	0.30	0.36
23 July 2003 to 22 October 2003	Call Option @ €9.25 Dec 03	Purchase	50	100	0.03	0.03
23 January 2004 to 22 April 2004	Call Option @ €9.25 Dec 04	Sale	68	100	0.78	0.79
23 April 2004 to 22 May 2004	Call Option @ €9.25 Jun 04	Sale	45	100	0.09	0.19
23 April 2004 to 22 May 2004	Call Option @ €9.25 Jun 04	Sale	1,216	100	0.15	0.15
23 January 2004 to 22 April 2004	Call Option @ €9.25 Jun 04	Purchase	215	100	0.20	0.25
23 January 2004 to 22 April 2004	Call Option @ €9.25 Jun 04	Sale	104	100	0.22	0.38
23 January 2004 to 22 April 2004	Call Option @ €9.25 Jun 04	Sale	1,200	100	0.21	0.21
23 January 2004 to 22 April 2004	Call Option @ €9.25 Mar 04	Purchase	88	100	0.23	0.25
23 January 2004 to 22 April 2004	Call Option @ €9.25 Mar 04	Sale	100	100	0.18	0.20
23 October 2003 to 22 January 2004	Call Option @ €9.25 Mar 04	Sale	5	100	0.39	0.39
23 June 2004 to 22 July 2004	Call Option @ €9.25 Sep 04	Purchase	6	100	0.14	0.18
23 June 2004 to 22 July 2004	Call Option @ €9.25 Sep 04	Sale	2	100	0.11	0.11
23 May 2004 to 22 June 2004	Call Option @ €9.25 Sep 04	Purchase	154	100	0.21	0.25
23 May 2004 to 22 June 2004	Call Option @ €9.25 Sep 04	Sale	500	100	0.29	0.29
23 October 2003 to 22 January 2004	Call Option @ €9.5 Dec 03	Purchase	153	100	0.01	0.01
23 October 2003 to 22 January 2004	Call Option @ €9.5 Dec 03	Sale	50	100	0.01	0.01
23 May 2004 to 22 June 2004	Call Option @ €9.5 Dec 04	Purchase	200	100	0.26	0.26
23 April 2004 to 22 May 2004	Call Option @ €9.5 Dec 04	Sale	5,000	100	0.29	0.30
23 May 2004 to 22 June 2004	Call Option @ €9.5 Jun 04	Purchase	51	100	0.01	0.01
23 April 2004 to 22 May 2004	Call Option @ €9.5 Jun 04	Sale	66	100	0.02	0.03

PART 11: ADDITIONAL INFORMATION

					Price per security
	Type of Banco Santander	Nature of	Number of		(€)
Date/Period of transactions†	Securities	transactions	securities*	Ratio	Low	High
23 January 2004 to 22 April 2004	Call Option @ €9.5 Jun 04	Purchase	474	100	0.16	0.24
23 January 2004 to 22 April 2004	Call Option @ €9.5 Jun 04	Sale	100	100	0.34	0.34
23 January 2004 to 22 April 2004	Call Option @ €9.5 Mar 04	Purchase	220	100	0.13	0.17
23 January 2004 to 22 April 2004	Call Option @ €9.5 Mar 04	Sale	51	100	0.09	0.25
23 October 2003 to 22 January 2004	Call Option @ €9.5 Mar 04	Purchase	152	100	0.18	0.40
23 October 2003 to 22 January 2004	Call Option @ €9.5 Mar 04	Sale	10,000	100	0.11	0.12
23 May 2004 to 22 June 2004	Call Option @ €9.5 Sep 04	Sale	700	100	0.13	0.20
23 May 2004 to 22 June 2004	Call Option @ €9.5 Sep 04	Sale	45	100	0.20	0.20
23 October 2003 to 22 January 2004	Call Option @ €9.75 Dec 03	Sale	50	100	0.01	0.01
23 April 2004 to 22 May 2004	Call Option @ €9.75 Dec 04	Purchase	5	100	0.33	0.33
23 January 2004 to 22 April 2004	Call Option @ €9.75 Dec 04	Purchase	50	100	0.49	0.49
23 May 2004 to 22 June 2004	Call Option @ €9.75 Jun 04	Sale	63	100	0.02	0.02
23 April 2004 to 22 May 2004	Call Option @ €9.75 Jun 04	Purchase	1	100	0.02	0.02
23 April 2004 to 22 May 2004	Call Option @ €9.75 Jun 04	Sale	150	100	0.01	0.02
23 January 2004 to 22 April 2004	Call Option @ €9.75 Jun 04	Purchase	60	100	0.16	0.16
23 January 2004 to 22 April 2004	Call Option @ €9.75 Mar 04	Purchase	54	100	0.02	0.17
23 January 2004 to 22 April 2004	Call Option @ €9.75 Mar 04	Sale	13	100	0.03	0.11
23 October 2003 to 22 January 2004	Call Option @ €9.75 Mar 04	Purchase	5,000	100	0.11	0.13
23 June 2004 to 22 July 2004	Call Option @ €9.75 Sep 04	Sale	100	100	0.01	0.01
23 July 2004 to 3 September 2004	Call Warrant @ €10 Mar 05	Purchase	25,180	1	0.23	0.30
23 July 2004 to 3 September 2004	Call Warrant @ €10 Mar 05	Sale	56,200	1	0.26	0.35]
23 June 2004 to 22 July 2004	Call Warrant @ €10 Mar 05	Purchase	150	1	0.44	0.44
23 May 2004 to 22 June 2004	Call Warrant @ €10 Mar 05	Purchase	900	1	0.67	0.67
23 May 2004 to 22 June 2004	Call Warrant @ €10 Mar 05	Sale	330	1	0.69	0.69
23 April 2004 to 22 May 2004	Call Warrant @ €10 Mar 05	Purchase	100	1	0.95	0.95
23 January 2004 to 22 April 2004	Call Warrant @ €10 Mar 05	Purchase	900	1	0.81	1.11
23 January 2004 to 22 April 2004	Call Warrant @ €10 Mar 05	Sale	1,900	1	0.95	1.12
23 October 2003 to 22 January 2004	Call Warrant @ €10 Mar 05	Purchase	3,000	1	0.92	0.92
23 October 2003 to 22 January 2004	Call Warrant @ €10 Mar 05	Sale	3,000	1	0.89	0.89
23 July 2003 to 22 October 2003	Call Warrant @ €10 Mar 05	Purchase	25,000	1	0.65	0.65
23 July 2003 to 22 October 2003	Call Warrant @ €10 Mar 05	Sale	25,000	1	0.65	0.65
23 July 2004 to 3 September 2004	Call Warrant @ €11 Dec 05	Sale	3,700	1	0.32	0.35
23 June 2004 to 22 July 2004	Call Warrant @ €11 Dec 05	Sale	5,000	1	0.53	0.53

PART 11: ADDITIONAL INFORMATION

					Price per security
	Type of Banco Santander	Nature of	Number of		(€)
Date/Period of transactions†	Securities	transactions	securities*	Ratio	Low	High
23 May 2004 to 22 June 2004	Call Warrant @ €11 Dec 05	Purchase	6,000	1	0.66	0.74
23 May 2004 to 22 June 2004	Call Warrant @ €11 Dec 05	Sale	9,000	1	0.62	0.70
23 April 2004 to 22 May 2004	Call Warrant @ €11 Dec 05	Purchase	5,000	1	0.97	0.97
23 April 2004 to 22 May 2004	Call Warrant @ €11 Dec 05	Sale	4,000	1	0.66	0.98
23 January 2004 to 22 April 2004	Call Warrant @ €11 Dec 05	Sale	6,000	1	0.97	1.04
23 January 2004 to 22 April 2004	Call Warrant @ €11 Jun 05	Purchase	4,100	1	0.67	0.96
23 January 2004 to 22 April 2004	Call Warrant @ €11 Jun 05	Sale	4,100	1	0.73	1.04
23 October 2003 to 22 January 2004	Call Warrant @ €11 Jun 05	Purchase	1,300	1	1.27	1.27
23 October 2003 to 22 January 2004	Call Warrant @ €11 Jun 05	Sale	3,800	1	1.07	1.27
23 June 2004 to 22 July 2004	Call Warrant @ €12 Dec 05	Sale	5,000	1	0.35	0.35
23 May 2004 to 22 June 2004	Call Warrant @ €12 Dec 05	Sale	1,063	1	0.47	0.47
23 July 2004 to 3 September 2004	Call Warrant @ €12 Jun 05	Purchase	8,000	1	0.15	0.15
23 July 2004 to 3 September 2004	Call Warrant @ €12 Jun 05	Sale	8,000	1	0.16	0.16
23 January 2004 to 22 April 2004	Call Warrant @ €12.5 Jun 05	Purchase	6,250	1	0.50	0.71
23 January 2004 to 22 April 2004	Call Warrant @ €12.5 Jun 05	Sale	6,250	1	0.44	0.69
23 June 2004 to 22 July 2004	Call Warrant @ €13 Dec 05	Purchase	10,000	1	0.18	0.18
23 April 2004 to 22 May 2004	Call Warrant @ €13 Dec 05	Purchase	15,000	1	0.27	0.27
23 April 2004 to 22 May 2004	Call Warrant @ €13 Dec 05	Sale	20,000	1	0.31	0.50
23 January 2004 to 22 April 2004	Call Warrant @ €13 Dec 05	Sale	5,000	1	0.54	0.54
23 July 2004 to 3 September 2004	Call Warrant @ €8.5 Mar 05	Purchase	49,062	1	0.66	0.84
23 July 2004 to 3 September 2004	Call Warrant @ €8.5 Mar 05	Sale	50,962	1	0.59	0.87
23 June 2004 to 22 July 2004	Call Warrant @ €8.5 Mar 05	Purchase	4,100	1	0.95	0.96
23 June 2004 to 22 July 2004	Call Warrant @ €8.5 Mar 05	Sale	4,100	1	0.94	1.13
23 May 2004 to 22 June 2004	Call Warrant @ €8.5 Mar 05	Purchase	650	1	1.30	1.30
23 April 2004 to 22 May 2004	Call Warrant @ €8.5 Mar 05	Purchase	2,600	1	1.12	1.12
23 April 2004 to 22 May 2004	Call Warrant @ €8.5 Mar 05	Sale	4,700	1	1.12	1.28
23 January 2004 to 22 April 2004	Call Warrant @ €8.5 Mar 05	Purchase	670	1	1.72	1.72
23 January 2004 to 22 April 2004	Call Warrant @ €8.5 Mar 05	Sale	670	1	1.64	1.64
23 October 2003 to 22 January 2004	Call Warrant @ €8.5 Mar 05	Purchase	24,399	1	1.24	1.74
23 October 2003 to 22 January 2004	Call Warrant @ €8.5 Mar 05	Sale	6,999	1	1.07	1.54
23 July 2003 to 22 October 2003	Call Warrant @ €8.5 Mar 05	Purchase	8,370	1	0.98	1.25
23 July 2003 to 22 October 2003	Call Warrant @ €8.5 Mar 05	Sale	24,420	1	0.91	1.32
23 July 2004 to 3 September 2004	Call Warrant @ €9.5 Mar 05	Purchase	2,200	1	0.35	0.35

PART 11: ADDITIONAL INFORMATION

					Price per security
	Type of Banco Santander	Nature of	Number of		(€)
Date/Period of transactions†	Securities	transactions	securities*	Ratio	Low	High
23 July 2004 to 3 September 2004	Call Warrant @ €9.5 Mar 05	Sale	20,000	1	0.33	0.33
23 June 2004 to 22 July 2004	Call Warrant @ €9.5 Mar 05	Sale	2,200	1	0.73	0.73
23 May 2004 to 22 June 2004	Call Warrant @ €9.5 Mar 05	Purchase	3,000	1	0.89	0.89
23 May 2004 to 22 June 2004	Call Warrant @ €9.5 Mar 05	Sale	2,200	1	0.77	0.77
23 April 2004 to 22 May 2004	Call Warrant @ €9.5 Mar 05	Purchase	32,000	1	0.79	0.97
23 April 2004 to 22 May 2004	Call Warrant @ €9.5 Mar 05	Sale	27,300	1	0.66	0.98
23 January 2004 to 22 April 2004	Call Warrant @ €9.5 Mar 05	Purchase	11,200	1	0.90	1.39
23 January 2004 to 22 April 2004	Call Warrant @ €9.5 Mar 05	Sale	11,700	1	0.90	1.40
23 October 2003 to 22 January 2004	Call Warrant @ €9.5 Mar 05	Purchase	6,714	1	1.13	1.15
23 October 2003 to 22 January 2004	Call Warrant @ €9.5 Mar 05	Sale	6,714	1	1.00	1.05
23 July 2003 to 22 October 2003	Call Warrant @ €9.5 Mar 05	Purchase	26,219	1	0.76	0.98
23 July 2003 to 22 October 2003	Call Warrant @ €9.5 Mar 05	Sale	31,719	1	0.83	0.96
23 May 2004 to 22 June 2004	Equity Swap	Purchase	3,900,000	1	8.5569	8.9369
23 May 2004 to 22 June 2004	Equity Swap	Sale	10,217,773	1	8.5299	8.9171
23 April 2004 to 22 May 2004	Equity Swap	Purchase	3,617,503	1	8.6422	8.6422
23 April 2004 to 22 May 2004	Equity Swap	Sale	10,619,779	1	8.4279	8.594
23 January 2004 to 22 April 2004	Equity Swap	Purchase	41,714,571	1	8.46	9.2923
23 January 2004 to 22 April 2004	Equity Swap	Sale	4,426,372	1	9.2996	9.2996
23 October 2003 to 22 January 2004	Equity Swap	Purchase	16,967,424	1	8.9963	9.3906
23 October 2003 to 22 January 2004	Equity Swap	Sale	14,205,190	1	8.9451	9.6937
23 July 2003 to 22 October 2003	Equity Swap	Purchase	5,305,000	1	7.7339	7.8671
23 July 2003 to 22 October 2003	Put Option @ €6 Dec 03	Sale	1,500	100	0.01	0.08
23 July 2003 to 22 October 2003	Put Option @ €6 Sep 03	Sale	50	100	0.01	0.01
23 October 2003 to 22 January 2004	Put Option @ €6 Sep 04	Sale	25	100	0.08	0.08
23 October 2003 to 22 January 2004	Put Option @ €6.25 Dec 03	Purchase	102	100	0.01	0.01
23 July 2003 to 22 October 2003	Put Option @ €6.25 Sep 03	Purchase	52	100	0.01	0.01
23 October 2003 to 22 January 2004	Put Option @ €6.25 Sep 04	Sale	10	100	0.11	0.11
23 October 2003 to 22 January 2004	Put Option @ €6.5 Dec 03	Sale	5,000	100	0.03	0.03
23 July 2003 to 22 October 2003	Put Option @ €6.5 Dec 03	Purchase	5,000	100	0.10	0.14
23 July 2003 to 22 October 2003	Put Option @ €6.5 Dec 03	Sale	3,000	100	0.17	0.18
23 July 2003 to 22 October 2003	Put Option @ €6.5 Sep 03	Sale	50	100	0.01	0.01
23 October 2003 to 22 January 2004	Put Option @ €6.5 Sep 04	Sale	260	100	0.14	0.21
23 July 2003 to 22 October 2003	Put Option @ €6.5 Sep 04	Purchase	300	100	0.60	0.61

PART 11: ADDITIONAL INFORMATION

					Price per security
	Type of Banco Santander	Nature of	Number of		(€)
Date/Period of transactions†	Securities	transactions	securities*	Ratio	Low	High
23 April 2004 to 22 May 2004	Put Option @ €6.75 Jun 04	Purchase	2	100	0.01	0.01
23 April 2004 to 22 May 2004	Put Option @ €6.75 Jun 04	Sale	52	100	0.01	0.01
23 January 2004 to 22 April 2004	Put Option @ €6.75 Jun 04	Sale	44	100	0.07	0.09
23 July 2003 to 22 October 2003	Put Option @ €6.75 Sep 03	Sale	50	100	0.01	0.01
23 July 2003 to 22 October 2003	Put Option @ €6.75 Sep 03	Purchase	1,000	100	0.07	0.07
23 June 2004 to 22 July 2004	Put Option @ €6.75 Sep 04	Purchase	50	100	0.01	0.01
23 June 2004 to 22 July 2004	Put Option @ €6.75 Sep 04	Sale	200	100	0.01	0.01
23 October 2003 to 22 January 2004	Put Option @ €6.75 Sep 04	Sale	210	100	0.22	0.22
23 October 2003 to 22 January 2004	Put Option @ €7 Dec 03	Purchase	51	100	0.01	0.01
23 July 2003 to 22 October 2003	Put Option @ €7 Dec 03	Purchase	5,003	100	0.18	0.19
23 July 2003 to 22 October 2003	Put Option @ €7 Dec 03	Sale	5,000	100	0.11	0.11
23 July 2003 to 22 October 2003	Put Option @ €7 Jun 04	Sale	5,000	100	0.52	0.53
23 October 2003 to 22 January 2004	Put Option @ €7 Mar 04	Sale	3	100	0.03	0.03
23 October 2003 to 22 January 2004	Put Option @ €7.25 Dec 03	Purchase	5,000	100	0.05	0.06
23 October 2003 to 22 January 2004	Put Option @ €7.25 Dec 03	Sale	100	100	0.01	0.01
23 July 2003 to 22 October 2003	Put Option @ €7.25 Dec 03	Purchase	14	100	0.26	0.30
23 May 2004 to 22 June 2004	Put Option @ €7.25 Jun 04	Purchase	51	100	0.01	0.01
23 July 2004 to 3 September 2004	Put Option @ €7.25 Jun 05	Sale	100	100	0.51	0.51
23 October 2003 to 22 January 2004	Put Option @ €7.25 Mar 04	Sale	20	100	0.08	0.08
23 July 2003 to 22 October 2003	Put Option @ €7.25 Sep 03	Sale	315	100	0.04	0.05
23 July 2003 to 22 October 2003	Put Option @ €7.5 Dec 03	Purchase	1,315	100	0.36	0.38
23 June 2004 to 22 July 2004	Put Option @ €7.5 Dec 04	Sale	5,000	100	0.18	0.19
23 April 2004 to 22 May 2004	Put Option @ €7.5 Jun 04	Sale	100	100	0.02	0.02
23 January 2004 to 22 April 2004	Put Option @ €7.5 Jun 04	Sale	175	100	0.08	0.15
23 January 2004 to 22 April 2004	Put Option @ €7.5 Jun 04	Sale	634	100	0.17	0.17
23 October 2003 to 22 January 2004	Put Option @ €7.5 Mar 04	Purchase	50	100	0.22	0.22
23 October 2003 to 22 January 2004	Put Option @ €7.5 Mar 04	Sale	50	100	0.01	0.01
23 July 2003 to 22 October 2003	Put Option @ €7.5 Mar 04	Sale	2,500	100	0.79	0.79
23 July 2003 to 22 October 2003	Put Option @ €7.5 Sep 03	Sale	8	100	0.11	0.11
23 October 2003 to 22 January 2004	Put Option @ €7.75 Dec 03	Purchase	16	100	0.15	0.15
23 July 2003 to 22 October 2003	Put Option @ €7.75 Dec 03	Purchase	3	100	0.26	0.26
23 July 2003 to 22 October 2003	Put Option @ €7.75 Dec 03	Sale	103	100	0.35	0.49
23 June 2004 to 22 July 2004	Put Option @ €7.75 Dec 04	Sale	200	100	0.30	0.30

PART 11: ADDITIONAL INFORMATION

					Price per security
	Type of Banco Santander	Nature of	Number of		(€)
Date/Period of transactions†	Securities	transactions	securities*	Ratio	Low	High
23 May 2004 to 22 June 2004	Put Option @ €7.75 Jun 04	Sale	50	100	0.01	0.01
23 October 2003 to 22 January 2004	Put Option @ €7.75 Jun 04	Purchase	2,500	100	0.10	0.11
23 January 2004 to 22 April 2004	Put Option @ €7.75 Mar 04	Sale	100	100	0.01	0.01
23 July 2003 to 22 October 2003	Put Option @ €7.75 Sep 03	Purchase	3	100	0.18	0.18
23 July 2003 to 22 October 2003	Put Option @ €7.75 Sep 03	Sale	5	100	0.24	0.24
23 October 2003 to 22 January 2004	Put Option @ €8 Dec 03	Purchase	59	100	0.11	0.23
23 July 2003 to 22 October 2003	Put Option @ €8 Dec 03	Purchase	2,550	100	0.45	0.46
23 July 2003 to 22 October 2003	Put Option @ €8 Dec 03	Sale	1,000	100	0.68	0.69
23 July 2004 to 3 September 2004	Put Option @ €8 Dec 04	Sale	30	100	0.33	0.33
23 January 2004 to 22 April 2004	Put Option @ €8 Dec 04	Purchase	488	100	0.36	0.36
23 May 2004 to 22 June 2004	Put Option @ €8 Jun 04	Sale	10	100	0.06	0.06
23 April 2004 to 22 May 2004	Put Option @ €8 Jun 04	Purchase	3,000	100	0.14	0.15
23 April 2004 to 22 May 2004	Put Option @ €8 Jun 04	Sale	1,216	100	0.06	0.06
23 January 2004 to 22 April 2004	Put Option @ €8 Jun 04	Purchase	10	100	0.22	0.22
23 January 2004 to 22 April 2004	Put Option @ €8 Jun 04	Sale	1,223	100	0.09	0.27
23 July 2003 to 22 October 2003	Put Option @ €8 Jun 04	Sale	2,500	100	0.95	0.95
23 January 2004 to 22 April 2004	Put Option @ €8 Mar 04	Sale	162	100	0.01	0.01
23 July 2003 to 22 October 2003	Put Option @ €8 Sep 03	Purchase	50	100	0.30	0.30
23 July 2003 to 22 October 2003	Put Option @ €8 Sep 03	Sale	1,500	100	0.21	0.21
23 June 2004 to 22 July 2004	Put Option @ €8 Sep 04	Sale	50	100	0.18	0.18
23 October 2003 to 22 January 2004	Put Option @ €8.25 Dec 03	Purchase	142	100	0.03	0.36
23 October 2003 to 22 January 2004	Put Option @ €8.25 Dec 03	Sale	100	100	0.21	0.22
23 July 2004 to 3 September 2004	Put Option @ €8.25 Dec 04	Sale	3,000	100	0.74	0.74
23 May 2004 to 22 June 2004	Put Option @ €8.25 Dec 04	Purchase	200	100	0.34	0.34
23 May 2004 to 22 June 2004	Put Option @ €8.25 Jun 04	Purchase	1,600	100	0.14	0.14
23 April 2004 to 22 May 2004	Put Option @ €8.25 Jun 04	Purchase	2,500	100	0.15	0.15
23 January 2004 to 22 April 2004	Put Option @ €8.25 Jun 04	Sale	1	100	0.34	0.34
23 January 2004 to 22 April 2004	Put Option @ €8.25 Mar 04	Sale	130	100	0.01	0.04
23 April 2004 to 22 May 2004	Put Option @ €8.25 Mar 05	Sale	2,500	100	0.70	0.71
23 June 2004 to 22 July 2004	Put Option @ €8.25 Sep 04	Purchase	5	100	0.21	0.21
23 June 2004 to 22 July 2004	Put Option @ €8.25 Sep 04	Sale	4,580	100	0.19	0.25
23 October 2003 to 22 January 2004	Put Option @ €8.5 Dec 03	Purchase	40	100	0.10	0.10
23 October 2003 to 22 January 2004	Put Option @ €8.5 Dec 03	Sale	10	100	0.31	0.31

PART 11: ADDITIONAL INFORMATION

					Price per security
	Type of Banco Santander	Nature of	Number of		(€)
Date/Period of transactions†	Securities	transactions	securities*	Ratio	Low	High
23 January 2004 to 22 April 2004	Put Option @ €8.5 Dec 04	Purchase	74	100	0.50	0.50
23 May 2004 to 22 June 2004	Put Option @ €8.5 Jun 04	Sale	53	100	0.15	0.15
23 April 2004 to 22 May 2004	Put Option @ €8.5 Jun 04	Purchase	25	100	0.22	0.22
23 April 2004 to 22 May 2004	Put Option @ €8.5 Jun 04	Sale	78	100	0.18	0.37
23 April 2004 to 22 May 2004	Put Option @ €8.5 Jun 04	Sale	470	100	0.28	0.28
23 January 2004 to 22 April 2004	Put Option @ €8.5 Jun 04	Purchase	18	100	0.31	0.31
23 January 2004 to 22 April 2004	Put Option @ €8.5 Jun 04	Sale	103	100	0.20	0.39
23 January 2004 to 22 April 2004	Put Option @ €8.5 Jun 04	Sale	10,000	100	0.45	0.45
23 January 2004 to 22 April 2004	Put Option @ €8.5 Mar 04	Sale	56	100	0.02	0.07
23 October 2003 to 22 January 2004	Put Option @ €8.5 Mar 04	Purchase	103	100	0.27	0.70
23 April 2004 to 22 May 2004	Put Option @ €8.5 Mar 05	Purchase	8	100	0.71	0.71
23 July 2004 to 3 September 2004	Put Option @ €8.5 Sep 04	Purchase	1,400	100	0.73	0.73
23 June 2004 to 22 July 2004	Put Option @ €8.5 Sep 04	Purchase	4	100	0.28	0.34
23 May 2004 to 22 June 2004	Put Option @ €8.5 Sep 04	Purchase	152	100	0.24	0.33
23 May 2004 to 22 June 2004	Put Option @ €8.5 Sep 04	Sale	219	100	0.26	0.31
23 May 2004 to 22 June 2004	Put Option @ €8.5 Sep 04	Sale	1,400	100	0.24	0.46
23 April 2004 to 22 May 2004	Put Option @ €8.5 Sep 04	Purchase	200	100	0.39	0.39
23 June 2004 to 22 July 2004	Put Option @ €8.75 Dec 04	Sale	25	100	0.60	0.60
23 April 2004 to 22 May 2004	Put Option @ €8.75 Dec 04	Purchase	5	100	0.60	0.60
23 May 2004 to 22 June 2004	Put Option @ €8.75 Jun 04	Purchase	109	100	0.18	0.24
23 April 2004 to 22 May 2004	Put Option @ €8.75 Jun 04	Sale	311	100	0.15	0.27
23 January 2004 to 22 April 2004	Put Option @ €8.75 Jun 04	Sale	394	100	0.36	0.36
23 June 2004 to 22 July 2004	Put Option @ €8.75 Jun 05	Purchase	25	100	0.84	0.84
23 January 2004 to 22 April 2004	Put Option @ €8.75 Mar 04	Sale	95	100	0.11	0.11
23 October 2003 to 22 January 2004	Put Option @ €8.75 Mar 04	Purchase	10	100	0.16	0.16
23 October 2003 to 22 January 2004	Put Option @ €8.75 Mar 04	Sale	20	100	0.14	0.14
23 June 2004 to 22 July 2004	Put Option @ €8.75 Sep 04	Purchase	249	100	0.35	0.41
23 May 2004 to 22 June 2004	Put Option @ €8.75 Sep 04	Purchase	106	100	0.31	0.40
23 October 2003 to 22 January 2004	Put Option @ €9 Dec 03	Purchase	20	100	0.19	0.20
23 June 2004 to 22 July 2004	Put Option @ €9 Dec 04	Sale	30	100	0.71	0.71
23 January 2004 to 22 April 2004	Put Option @ €9 Dec 04	Purchase	4,000	100	0.71	0.80
23 May 2004 to 22 June 2004	Put Option @ €9 Jun 04	Purchase	2,998	100	0.11	0.49
23 January 2004 to 22 April 2004	Put Option @ €9 Jun 04	Sale	195	100	0.48	0.48

PART 11: ADDITIONAL INFORMATION

					Price per security
	Type of Banco Santander	Nature of	Number of		(€)
Date/Period of transactions†	Securities	transactions	securities*	Ratio	Low	High
23 January 2004 to 22 April 2004	Put Option @ €9 Jun 04	Sale	3,000	100	0.34	0.62
23 June 2004 to 22 July 2004	Put Option @ €9 Jun 05	Purchase	30	100	0.96	0.96
23 January 2004 to 22 April 2004	Put Option @ €9 Mar 04	Purchase	190	100	0.27	0.31
23 January 2004 to 22 April 2004	Put Option @ €9 Mar 04	Sale	2,105	100	0.10	0.18
23 January 2004 to 22 April 2004	Put Option @ €9 Mar 04	Purchase	794	100	0.34	0.34
23 January 2004 to 22 April 2004	Put Option @ €9 Mar 04	Sale	800	100	0.25	0.25
23 October 2003 to 22 January 2004	Put Option @ €9 Mar 04	Purchase	3,053	100	0.17	0.45
23 October 2003 to 22 January 2004	Put Option @ €9 Mar 04	Sale	6	100	0.20	0.20
23 July 2004 to 3 September 2004	Put Option @ €9 Sep 04	Purchase	1,600	100	1.20	1.20
23 May 2004 to 22 June 2004	Put Option @ €9 Sep 04	Purchase	899	100	0.44	0.44
23 May 2004 to 22 June 2004	Put Option @ €9 Sep 04	Sale	1,600	100	0.44	0.49
23 October 2003 to 22 January 2004	Put Option @ €9 Sep 04	Purchase	6	100	0.55	0.55
23 October 2003 to 22 January 2004	Put Option @ €9.25 Dec 03	Purchase	50	100	0.38	0.38
23 January 2004 to 22 April 2004	Put Option @ €9.25 Dec 04	Purchase	40	100	0.80	0.80
23 January 2004 to 22 April 2004	Put Option @ €9.25 Jun 04	Purchase	4	100	0.35	0.42
23 January 2004 to 22 April 2004	Put Option @ €9.25 Mar 04	Purchase	270	100	0.32	0.32
23 January 2004 to 22 April 2004	Put Option @ €9.25 Mar 04	Sale	311	100	0.22	0.32
23 January 2004 to 22 April 2004	Put Option @ €9.25 Mar 04	Purchase	3,734	100	0.20	0.59
23 January 2004 to 22 April 2004	Put Option @ €9.25 Mar 04	Sale	3,735	100	0.20	0.24
23 October 2003 to 22 January 2004	Put Option @ €9.25 Mar 04	Purchase	50	100	0.27	0.27
23 January 2004 to 22 April 2004	Put Option @ €9.5 Mar 04	Sale	2,000	100	0.56	0.57
23 October 2003 to 22 January 2004	Put Option @ €9.5 Mar 04	Purchase	50	100	0.38	0.38
23 October 2003 to 22 January 2004	Put Option @ €9.5 Mar 04	Sale	4	100	0.36	0.36
23 January 2004 to 22 April 2004	Put Warrant @ €5 Mar 05	Purchase	2,000	1	0.17	0.17
23 October 2003 to 22 January 2004	Put Warrant @ €5 Mar 05	Purchase	10,300	1	0.23	0.34
23 October 2003 to 22 January 2004	Put Warrant @ €5 Mar 05	Sale	28,400	1	0.24	0.41
23 July 2003 to 22 October 2003	Put Warrant @ €5 Mar 05	Purchase	11,981	1	0.51	0.55
23 July 2003 to 22 October 2003	Put Warrant @ €5 Mar 05	Sale	17,281	1	0.43	0.52
23 January 2004 to 22 April 2004	Put Warrant @ €5.5 Jun 05	Purchase	2,000	1	0.34	0.34
23 October 2003 to 22 January 2004	Put Warrant @ €5.5 Jun 05	Purchase	3,700	1	0.36	0.44
23 October 2003 to 22 January 2004	Put Warrant @ €5.5 Jun 05	Sale	5,700	1	0.40	0.50
23 July 2004 to 3 September 2004	Put Warrant @ €7 Dec 05	Purchase	1,000	1	0.95	0.95
23 July 2004 to 3 September 2004	Put Warrant @ €7 Dec 05	Sale	1,000	1	0.97	0.97

PART 11: ADDITIONAL INFORMATION

					Price per security
	Type of Banco Santander	Nature of	Number of		(€)
Date/Period of transactions†	Securities	transactions	securities*	Ratio	Low	High
23 July 2004 to 3 September 2004	Put Warrant @ €8 Dec 05	Sale	1,670	1	1.46	1.49
23 June 2004 to 22 July 2004	Put Warrant @ €8 Dec 05	Purchase	500	1	1.19	1.19
23 June 2004 to 22 July 2004	Put Warrant @ €8 Dec 05	Sale	500	1	1.12	1.12
23 October 2003 to 22 January 2004	SAN Future Contract Dec 03	Purchase	113,395	100	7.79	9.04
23 October 2003 to 22 January 2004	SAN Future Contract Dec 03	Sale	114,121	100	7.94	9.04
23 July 2003 to 22 October 2003	SAN Future Contract Dec 03	Purchase	1,226	100	7.73	7.90
23 July 2003 to 22 October 2003	SAN Future Contract Dec 03	Sale	187	100	7.36	7.72
23 May 2004 to 22 June 2004	SAN Future Contract Jun 04	Purchase	21,390	100	8.69	8.83
23 May 2004 to 22 June 2004	SAN Future Contract Jun 04	Sale	200	100	8.82	8.82
23 April 2004 to 22 May 2004	SAN Future Contract Jun 04	Purchase	368	100	8.40	8.86
23 April 2004 to 22 May 2004	SAN Future Contract Jun 04	Sale	631	100	8.40	9.29
23 January 2004 to 22 April 2004	SAN Future Contract Jun 04	Purchase	1,840	100	8.46	9.44
23 January 2004 to 22 April 2004	SAN Future Contract Jun 04	Sale	22,767	100	8.45	9.47
23 January 2004 to 22 April 2004	SAN Future Contract Mar 04	Purchase	41,996	100	8.38	9.40
23 January 2004 to 22 April 2004	SAN Future Contract Mar 04	Sale	31,766	100	8.50	9.36
23 October 2003 to 22 January 2004	SAN Future Contract Mar 04	Purchase	7,283	100	7.60	9.57
23 October 2003 to 22 January 2004	SAN Future Contract Mar 04	Sale	17,597	100	8.84	9.74
23 July 2003 to 22 October 2003	SAN Future Contract Mar 04	Purchase	84	100	7.71	7.71
23 July 2003 to 22 October 2003	SAN Future Contract Sep 03	Purchase	601	100	7.68	7.96
23 July 2003 to 22 October 2003	SAN Future Contract Sep 03	Sale	1,765	100	7.70	7.96
23 July 2004 to 3 September 2004	SAN Future Contract Sep 04	Purchase	2,773	100	7.83	8.26
23 July 2004 to 3 September 2004	SAN Future Contract Sep 04	Sale	3,119	100	7.75	7.89
23 June 2004 to 22 July 2004	SAN Future Contract Sep 04	Purchase	1,461	100	8.27	8.45
23 June 2004 to 22 July 2004	SAN Future Contract Sep 04	Sale	2,412	100	8.42	8.85
23 May 2004 to 22 June 2004	SAN Future Contract Sep 04	Purchase	267	100	8.79	8.86
23 May 2004 to 22 June 2004	SAN Future Contract Sep 04	Sale	19,983	100	8.66	8.81
23 April 2004 to 22 May 2004	SAN Future Contract Sep 04	Purchase	835	100	8.21	8.21
23 January 2004 to 22 April 2004	SAN Future Contract Sep 04	Purchase	17,715	100	8.45	9.45
23 October 2003 to 22 January 2004	SAN Future Contract Sep 04	Purchase	99,834	100	8.36	9.25
23 October 2003 to 22 January 2004	SAN Future Contract Sep 04	Sale	10	100	8.36	8.36

PART 11: ADDITIONAL INFORMATION

(iii)	During the disclosure period, the following dealings for value in Banco Santander Shares were effected by Merrill Lynch and persons controlling, controlled by or under the same control as Merrill Lynch (excluding market-makers, exempt fund managers, special exempt fund managers and exempt proprietary traders):

				Price per Banco
		Nature of	Number of Banco	Santander Share
Name	Date/Period of transactions	transactions	Santander Shares	(US$)
Merrill Lynch, Pierce, Fenner & Smith	7 July 2004	Sale	71,999	10.4795
Incorporated	7 July 2004	Purchase	71,999	10.4130
	14 November 2003	Purchase	100	10.0660
	4 November 2003	Sale	100	9.6500
	9 October 2003	Sale	3,680	9.0110
	6 October 2003	Purchase	3,180	8.7000
	23 September 2003	Purchase	500	8.6500

				Price per Banco
			Number of Banco	Santander ADR
		Nature of	Santander ADRs	(US$)
Name	Date/Period of transactions	transactions	(US$)	Low	High
Merrill Lynch, Pierce, Fenner & Smith Incorporated†	23 June 2004 to 22 July 2004	Purchase	71,999	10.4130	10.4130
	23 June 2004 to 22 July 2004	Sale	71,999	10.4130	10.4130
	23 April 2004 to 22 May 2004	Purchase	140,900	10.7400	11.1300
	23 April 2004 to 22 May 2004	Sale	915,900	10.7000	11.1500
	23 January 2004 to 22 April 2004	Sale	26,780	11.8983	11.8983
	23 October 2003 to 22 January 2004	Purchase	28,200	11.8600	12.1300
	23 October 2003 to 22 January 2004	Sale	28,200	12.0000	12.1500
	23 July 2003 to 22 October 2003	Purchase	1,600	8.7300	8.7400
	23 July 2003 to 22 October 2003	Sale	1,600	8.8800	8.8800

(iv)	During the disclosure period, the following dealings for value in Banco Santander Shares were effected by JPMorgan and persons controlling, controlled by or under the same control as JPMorgan (excluding market-makers, exempt fund managers, special exempt fund managers and exempt proprietary traders):

			Number of	Price per Banco
		Nature of	Banco Santander	Santander Share (€)
Name	Date/Period of transactions	transactions	Shares	Low	High
J.P. Morgan Securities Ltd.†	23 July 2004 to	Purchase	16,485,922	7.74	8.28
	3 September 2004	Sale	16,901,416	7.73	8.35
	23 June 2004 to	Purchase	2,343,724	8.33	8.90
	22 July 2004	Sale	7,955,816	8.32	8.92
	23 May 2004 to	Purchase	4,120,654	8.47	11.16
	22 June 2004	Sale	4,616,165	8.53	10.05
	23 April 2004 to	Purchase	3,850,703	7.50	9.36
	22 May 2004	Sale	7,828,909	8.32	9.34
	23 January 2004 to	Purchase	27,606,136	8.47	9.56
	22 April 2004	Sale	20,495,163	8.39	9.54
	23 October 2003 to	Purchase	25,126,877	6.00	9.63
	22 January 2004	Sale	22,591,450	7.61	9.73
	23 July 2003 to	Purchase	20,665,518	7.32	8.03
	22 October 2003	Sale	8,452,120	7.28	7.98

PART 11: ADDITIONAL INFORMATION

			Number of	Price per Banco
		Nature of	Banco Santander	Santander Share (€)
Name	Date/Period of transactions	transactions	Shares	Low	High
J.P. Morgan Whitefriars Inc.†	23 June 2004 to	Purchase	1,055,298	8.35	8.79
	22 July 2004	Sale	835,592	8.33	8.90
	23 May 2004 to	Purchase	816,498	8.53	8.91
	22 June 2004	Sale	650,957	8.52	8.94
	23 April 2004 to	Purchase	9,552,868	8.19	9.39
	22 May 2004	Sale	2,615,541	8.28	9.38
	23 January 2004 to	Purchase	7,198,213	8.45	9.51
	22 April 2004	Sale	8,265,246	8.44	9.54
	23 October 2003 to	Purchase	7,403,079	7.65	9.62
	22 January 2004	Sale	5,346,363	7.61	9.64
	23 July 2003 to	Purchase	5,696,357	7.24	8.02
	22 October 2003	Sale	4,082,098	7.28	8.03
J.P. Morgan Ventures Corporation	28 July 2003	Sale	301,464	7.80	7.80

(v)	During the disclosure period, the following dealings for value in Banco Santander Securities were effected by JPMorgan and persons controlling, controlled by or under the same control as JPMorgan (excluding market-makers, exempt fund managers, special exempt fund managers and exempt proprietary traders):

*	In the table below this number is the number of Banco Santander Securities actually purchased/sold. The number of underlying Banco Santander Shares represented by this number is the product of this number and the ratio in the following column.

		Type of Banco				Price per
	Date/Period of	Santander	Nature of	Number of		security
Name	transactions	Securities	transactions	securities*	Ratio	(€)
J.P. Morgan Securities Ltd.	23 July 2003	Put Option @ €6.50 9 December 2003	Purchase	500,000	1	0.236
	18 August 2003	Put Option @ €7 9 December 2003	Purchase	1,000,000	1	0.267
	28 August 2003	Put Option @ €7.50 9 March 2004	Purchase	1,000,000	1	0.590
	18 September 2003	Call Option @ €8 7 December 2004	Purchase	3,500,000	1	0.850
	18 September 2003	Put Option @ €7 6 September 2005	Sale	500,000	1	0.898
	19 September 2003	Put Option @ €7.25 9 September 2003	Purchase	500,000	1	0.930
	29 September 2003	Call Option @ €7.75 8 June 2004	Sale	500,000	1	0.368
	29 September 2003	Call Option @ €8 9 March 2004	Sale	1,500,000	1	0.368
	29 September 2003	Call Option @ €8 9 March 2004	Sale	500,000	1	0.547
	29 September 2003	Call Option @ €7.75 8 June 2004	Sale	250,000	1	0.547
	07 October 2003	Call Option @ €7.75 9 December 2003	Purchase	250,000	1	0.275
	16 October 2003	Call Option @ €8 9 December 2003	Purchase	500,000	1	0.330
	20 October 2003	Put Option @ €8 9 December 2003	Sale	750,000	1	0.460
	31 October 2003	Call Option @ €6 9 December 2003	Sale	250,000	1	1.180
	31 October 2003	Call Option @ €7 9 December 2003	Sale	500,000	1	2.200
	27 November 2003	Put Option @ €8 9 March 2004	Sale	750,000	1	0.253
	19 December 2003	Call Option @ €7.75 9 December 2003	Sale	500,000	1	0.980
	19 December 2003	Call Option @ €8 9 December 2003	Sale	250,000	1	1.250
	05 January 2004	Put Option @ €9.50 7 December 2004	Purchase	500,000	1	0.495
	05 January 2004	Put Option @ €8 7 June 2005	Sale	250,000	1	0.886

PART 11: ADDITIONAL INFORMATION

		Type of Banco				Price per
	Date/Period of	Santander	Nature of	Number of		security
Name	transactions	Securities	transactions	securities*	Ratio	(€)
	05 January 2004	Put Option @ €9.50 7 December 2004	Sale	250,000	1	0.886
	09 January 2004	Call Option @ €9.75 9 March 2004	Purchase	500,000	1	0.231
	19 January 2004	Call Option @ €10 9 March 2004	Sale	750,000	1	0.095
	26 January 2004	Call Option @ €8 9 March 2004	Purchase	1,500,000	1	1.370
	27 January 2004	Call Option @ €9.50 7 September 2004	Purchase	200,000	1	0.618
	27 January 2004	Call Option @ €6.50 7 December 2004	Purchase	200,000	1	0.660
	27 January 2004	Call Option @ €7.50 8 June 2004	Sale	500,000	1	2.040
	27 January 2004	Put Option @ €9.50 7 September 2004	Sale	500,000	1	2.520
	27 January 2004	Call Option @ €6.50 7 December 2004	Sale	500,000	1	3.020
J.P. Morgan Securities Ltd.	27 January 2004	Call Option @ €7 9 March 2004	Sale	500,000	1	3.040
	27 January 2004	Call Option @ €5.50 6 December 2005	Sale	500,000	1	4.040
	27 January 2004	Call Option @ €6.50 7 December 2004	Sale	250,000	1	4.040
	29 January 2004	Call Option @ €9.50 7 September 2004	Purchase	500,000	1	0.535
	29 January 2004	Call Option @ €8 9 March 2004	Purchase	500,000	1	1.370
	04 February 2004	Put Option @ €8 7 December 2004	Purchase	500,000	1	0.435
	04 February 2004	Put Option @ €8 7 December 2004	Purchase	700,000	1	0.435
	10 February 2004	Call Option @ €9.75 9 March 2004	Purchase	250,000	1	0.124
	27 February 2004	Call Option @ €10 7 June 2005	Purchase	1,000,000	1	0.644
	27 February 2004	Call Option @ €10 7 June 2005	Purchase	500,000	1	0.657
	16 March 2004	Call Option @ €12 6 December 2005	Purchase	1,000,000	1	0.167
	25 March 2004	Call Option @ €9 8 June 2004	Purchase	1,500,000	1	0.353
	26 March 2004	Call Option @ €9 8 June 2004	Purchase	2,000,000	1	0.341
	31 March 2004	Put Option @ €8 7 December 2004	Purchase	1,000,000	1	0.449
	16 April 2004	Call Option @ €9.50 8 March 2005	Purchase	500,000	1	0.744
	29 April 2004	Call Option @ €7.75 8 June 2004	Purchase	250,000	1	1.270
	06 May 2004	Call Option @ €9.04 1 August 2004	Purchase	481,000	1	0.337
	20 May 2004	Put Option @ €9.50 7 December 2004	Purchase	1,500,000	1	0.096
	20 May 2004	Put Option @ €5.50 8 March 2005	Purchase	500,000	1	0.240
	20 May 2004	Put Option @ €7 7 December 2004	Sale	500,000	1	0.420
	20 May 2004	Put Option @ €7.50 8 March 2005	Sale	500,000	1	1.330
	01 June 2004	Put Option @ €8.75 7 December 2004	Sale	550,000	1	0.820
	03 June 2004	Put Option @ €8.07 7 December 2004	Sale	87,650	1	0.449
	03 June 2004	Call Option @ €8.91 7 December 2004	Sale	87,650	1	0.489

PART 11: ADDITIONAL INFORMATION

		Type of Banco				Price per
	Date/Period of	Santander	Nature of	Number of		security
Name	transactions	Securities	transactions	securities*	Ratio	(€)
	16 June 2004	Call Option @ €9 8 June 2004	Sale	250,000	1	0.029
	16 June 2004	Put Option @ €9 8 June 2004	Sale	500,000	1	0.209
	18 June 2004	Put Option @ €7.50 8 June2004	Purchase	500,000	1	0.090
	18 June 2004	Call Option @ €8.50 8 June 2004	Purchase	500,000	1	0.390
	18 June 2004	Call Option @ €7.75 8 June 2004	Purchase	500,000	1	1.170
	22 June 2004	Call Option @ €9 7 September 2004	Purchase	500,000	1	0.231
	22 June 2004	Call Option @ €9 7 September 2004	Purchase	1,000,000	1	0.285
	24 June 2004	Call Option @ €9 7 September 2004	Purchase	500,000	1	0.292
	24 June 2004	Call Option @ €8.50 7 September 2004	Sale	500,000	1	0.590
J.P. Morgan Securities Ltd.	25 June 2004	Put Option @ €7.99 7 December 2004	Sale	478,901	1	0.250
	29 June 2004	Put Option @ €7.85 7 December 2004	Sale	676,718	1	0.239
	01 July 2004	Call Option @ €9.09 7 September 2004	Purchase	2,000,000	1	0.138
	08 July 2004	Put Option @ €7.63 8 March 2005	Sale	671,106	1	0.374
	27 July 2004	Call Option @ €8 7 September 2004	Purchase	500,000	1	0.255
	29 July 2004	Call Option @ €8 7 December 2004	Purchase	1,000,000	1	0.183
	29 July 2004	Call Option @ €9 8 March 2005	Purchase	1,000,000	1	0.385
	04 August 2004	Call Option @ €8.34 8 November 2004	Purchase	440,000	1	0.175
	10 August 2004	Exchange Traded Call Option @ €8.0 18 March 2005	Purchase	240	100	0.450
	10 August 2004	Exchange Traded Call Option @ €8.0 18 March 2005	Purchase	400	100	0.450
	13 August 2004	Exchange Traded Call Option @ €7.0 17 September 2004	Purchase	1,000	100	0.800
	13 August 2004	Exchange Traded Call Option @ €7.00 17 September 2004	Purchase	1,000	100	0.800
	17 August 2004	Put Option @ €7.49 7 February 2005	Purchase	1,000,000	1	0.397
	17 August 2004	Put Option @ €7.48 7 February 2005	Purchase	1,335,113	1	0.410
	20 August 2004	Exchange Traded Call Option @ €7.0 17 September 2004	Purchase	2,000	100	0.900
	25 August 2004	Exchange Traded Call Option @ €7.75 17 September 2004	Purchase	2,556	100	0.250
	26 August 2004	Call Option @ €8.40 28 October 2004	Purchase	265,000	1	0.136

*	In the table above, this number is the number of Banco Santander Securities actually held. The number of underlying Banco Santander Shares represented by this number is the product of this number and the ratio in the following column.

†	The dealings set out in (ii), (iii) and (iv) above have been aggregated in accordance with Note 4 on Rule 24 of the City Code, namely all purchases and sales during the disclosure period have been aggregated. Purchases and sales have not been netted off and the lowest and highest prices paid per share have been stated. A full list of dealings is available by inspection at the address in Section 17 of this Part 11.

PART 11: ADDITIONAL INFORMATION

(vi)	During the disclosure period, the following dealings for value in Banco Santander Securities were effected by Goldman Sachs & Co. and persons controlling, controlled by or under the same control as Goldman Sachs & Co. (excluding market-makers, exempt fund managers, special exempt fund managers and exempt proprietary traders):

			Number of	Price for
		Nature of	Banco Santander	Banco Santander
Name	Date/Period of transactions	transactions	ADRs	ADR (US$)
Goldman Sachs & Co. (as discretionary manager)	26 May 2004 30 April 2004	Sale Sale	425 7,000	10.53 10.60
	16 January 2004	Sale	1,583	11.74
	11 September 2003	Sale	1,090	8.81
	22 July 2003	Sale	400	8.80
	22 July 2003	Sale	1,000	8.82

			Number of	Price per Banco
		Nature of	Banco Santander	Santander Share
Name	Date/Period of transactions	transactions	Shares	(€)
Goldman Sachs & Co. (as discretionary manager)	26 January 2004	Sale	410	9.33

(vii)	During the disclosure period, the following dealings for value in Banco Santander Securities were effected by Banco Santander:

*	In the tables below this number is the number of Banco Santander Securities actually purchased/sold. The number of underlying Banco Santander Shares represented by this number is the product of this number and the ratio in the following column.

		Number of		Price per security
	Nature of	Banco Santander		(€)
Date/Period of transactions	transactions	Shares*	Ratio	Low	High
23 July 2004 to 3 September 2004	Purchase	14,793,291	1	7.72	9.00
23 July 2004 to 3 September 2004	Sale	20,094,685	1	2.29	8.29
23 June 2004 to 22 July 2004	Purchase	20,822,492	1	7.73	8.91
23 June 2004 to 22 July 2004	Sale	22,374,147	1	7.73	8.91
23 May 2004 to 22 June 2004	Purchase	7,377,977	1	8.47	8.95
23 May 2004 to 22 June 2004	Sale	1,849,667	1	8.48	8.95
23 April 2004 to 22 May 2004	Purchase	14,483,561	1	8.26	9.33
23 April 2004 to 22 May 2004	Sale	16,799,936	1	8.26	9.38
23 January 2004 to 22 April 2004	Purchase	36,776,843	1	8.44	9.52
23 January 2004 to 22 April 2004	Sale	35,393,822	1	5.50	9.55
23 October 2003 to 22 January 2004	Purchase	44,264,616	1	7.50	9.67
23 October 2003 to 22 January 2004	Sale	46,420,933	1	7.63	9.66
23 July 2003 to 22 October 2003	Purchase	68,658,505	1	7.28	9.54
23 July 2003 to 22 October 2003	Sale	64,523,121	1	7.31	9.63

		Number of
	Nature of	SAN Future Contracts		Price per security (€)
Date/Period of transactions	transactions	December 2003*	Ratio	Low	High
23 October 2003 to 22 January 2004	Purchase	84,899	100	7.58	9.02
23 October 2003 to 22 January 2004	Sale	62,214	100	7.55	9.05
23 July 2003 to 22 October 2003	Purchase	35,128	100	7.16	7.94
23 July 2003 to 22 October 2003	Sale	63,510	100	7.25	7.97

		Number of
	Nature of	SAN Future Contracts		Price per security (€)
Date/Period of transactions	transactions	December 2004*	Ratio	Low	High
23 July 2004 to 3 September 2004	Sale	36	100	7.70	7.90
23 June 2004 to 22 July 2004	Purchase	25	100	8.33	8.33
23 June 2004 to 22 July 2004	Sale	30	100	8.31	8.40
23 May 2004 to 22 June 2004	Sale	1	100	8.84	8.84

PART 11: ADDITIONAL INFORMATION

		Number of
	Nature of	SAN Future Contracts		Price per security (€)
Date/Period of transactions	transactions	June 2004*	Ratio	Low	High
23 June 2004 to 22 July 2004	Purchase	13,062	100	8.89	8.89
23 June 2004 to 22 July 2004	Sale	13,062	100	8.89	8.89
23 May 2004 to 22 June 2004	Purchase	57,109	100	8.48	8.89
23 May 2004 to 22 June 2004	Sale	40,850	100	8.48	8.90
23 April 2004 to 22 May 2004	Purchase	14,395	100	8.26	9.34
23 April 2004 to 22 May 2004	Sale	12,102	100	8.42	9.02
23 January 2004 to 22 April 2004	Purchase	30,215	100	8.34	9.49
23 January 2004 to 22 April 2004	Sale	48,767	100	8.45	9.49

		Number of
	Nature of	SAN Future Contracts		Price per security (€)
Date/Period of transactions	transactions	March 2004*	Ratio	Low	High
23 January 2004 to 22 April 2004	Purchase	57,762	100	8.43	9.50
23 January 2004 to 22 April 2004	Sale	34,684	100	8.37	9.49
23 October 2003 to 22 January 2004	Purchase	45,893	100	8.50	9.69
23 October 2003 to 22 January 2004	Sale	67,987	100	8.50	9.71
23 July 2003 to 22 October 2003	Sale	84	100	7.71	7.71

		Number of
	Nature of	SAN Future Contracts		Price per security (€)
Date/Period of transactions	transactions	September 2003*	Ratio	Low	High
23 July 2003 to 22 October 2003	Purchase	90,477	100	7.70	7.98
23 July 2003 to 22 October 2003	Sale	83,431	100	7.55	8.02

		Number of
	Nature of	SAN Future Contracts		Price per security (€)
Date/Period of transactions	transactions	September 2004*	Ratio	Low	High
23 July 2004 to 3 September 2004	Purchase	14,942	100	7.44	8.13
23 July 2004 to 3 September 2004	Sale	16,040	100	7.44	8.20
23 June 2004 to 22 July 2004	Purchase	10,263	100	8.26	8.85
23 June 2004 to 22 July 2004	Sale	6,445	100	8.26	8.85
23 May 2004 to 22 June 2004	Purchase	32,533	100	8.58	8.87
23 May 2004 to 22 June 2004	Sale	57,313	100	8.62	8.90
23 April 2004 to 22 May 2004	Purchase	12	100	8.32	8.62
23 April 2004 to 22 May 2004	Sale	343	100	8.22	8.96
23 January 2004 to 22 April 2004	Sale	9,055	100	8.45	9.28
23 October 2003 to 22 January 2004	Sale	50	100	8.36	8.36

		Number of
	Nature of	Call Warrants @ €10		Price per security (€)
Date/Period of transactions	transactions	December 2004*	Ratio	Low	High
23 July 2004 to 3 September 2004	Purchase	523,119	1	0.03	0.12
23 July 2004 to 3 September 2004	Sale	50,000	1	0.04	0.06
23 June 2004 to 22 July 2004	Purchase	994,363	1	0.12	0.27
23 June 2004 to 22 July 2004	Sale	1,238,674	1	0.10	0.27
23 May 2004 to 22 June 2004	Purchase	328,058	1	0.25	0.32
23 May 2004 to 22 June 2004	Sale	83,750	1	0.23	0.32
23 April 2004 to 22 May 2004	Purchase	453,290	1	0.59	0.62
23 April 2004 to 22 May 2004	Sale	584,096	1	0.39	0.59
23 January 2004 to 22 April 2004	Purchase	1,525,378	1	0.35	0.77
23 January 2004 to 22 April 2004	Sale	2,289,017	1	0.35	0.77
23 October 2003 to 22 January 2004	Purchase	1,044,100	1	0.51	0.80
23 October 2003 to 22 January 2004	Sale	149,655	1	0.69	1.03

		Number of
	Nature of	Call Warrants @ €10.5		Price per security (€)
Date/Period of transactions	transactions	December 2003*	Ratio	Low	High
23 July 2003 to 22 October 2003	Purchase	388,000	1	0.02	0.03
23 July 2003 to 22 October 2003	Sale	1,272,500	1	0.01	0.05

PART 11: ADDITIONAL INFORMATION

		Number of
	Nature of	Call Warrants @ €10.5		Price per security (€)
Date/Period of transactions	transactions	March 2005*	Ratio	Low	High
23 July 2004 to 3 September 2004	Purchase	6,500	1	0.08	0.08
23 July 2004 to 3 September 2004	Sale	75,000	1	0.08	0.10
23 June 2004 to 22 July 2004	Purchase	15,738	1	0.17	0.17
23 June 2004 to 22 July 2004	Sale	146,388	1	0.16	0.28
23 May 2004 to 22 June 2004	Purchase	118,800	1	0.34	0.36
23 May 2004 to 22 June 2004	Sale	78,500	1	0.29	0.34
23 April 2004 to 22 May 2004	Purchase	12,000	1	0.37	0.37
23 April 2004 to 22 May 2004	Sale	146,500	1	0.24	0.60
23 January 2004 to 22 April 2004	Purchase	777,535	1	0.46	0.70
23 January 2004 to 22 April 2004	Sale	39,535	1	0.53	0.64

		Number of
	Nature of	Call Warrants @ €11		Price per security (€)
Date/Period of transactions	transactions	March 2005*	Ratio	Low	High
23 July 2004 to 3 September 2004	Purchase	3,600	1	0.04	0.04
23 July 2004 to 3 September 2004	Sale	24,000	1	0.05	0.09
23 June 2004 to 22 July 2004	Purchase	84,690	1	0.08	0.12
23 June 2004 to 22 July 2004	Sale	137,731	1	0.08	0.22
23 May 2004 to 22 June 2004	Purchase	78,715	1	0.22	0.27
23 May 2004 to 22 June 2004	Sale	80,905	1	0.19	0.26
23 April 2004 to 22 May 2004	Purchase	32,850	1	0.20	0.26
23 April 2004 to 22 May 2004	Sale	59,650	1	0.17	0.44
23 January 2004 to 22 April 2004	Purchase	751,600	1	0.33	0.50
23 January 2004 to 22 April 2004	Sale	7,500	1	0.38	0.50

		Number of
	Nature of	Call Warrants @ €5		Price per security (€)
Date/Period of transactions	transactions	March 2004*	Ratio	Low	High
23 January 2004 to 22 April 2004	Purchase	20,000	1	3.67	4.39
23 January 2004 to 22 April 2004	Sale	1,019,740	1	3.56	4.17
23 October 2003 to 22 January 2004	Purchase	16,104	1	2.97	4.52
23 October 2003 to 22 January 2004	Sale	2,847	1	3.85	3.96
23 July 2003 to 22 October 2003	Purchase	25,775	1	2.32	3.00
23 July 2003 to 22 October 2003	Sale	33,292	1	2.35	2.96

		Number of
	Nature of	Call Warrants @ €6		Price per security (€)
Date/Period of transactions	transactions	December 2003*	Ratio	Low	High
23 October 2003 to 22 January 2004	Purchase	83,519	1	1.04	1.47
23 October 2003 to 22 January 2004	Sale	1,010,874	1	1.15	1.51
23 July 2003 to 22 October 2003	Purchase	132,273	1	0.72	1.04
23 July 2003 to 22 October 2003	Sale	176,785	1	0.70	1.08

		Number of
	Nature of	Call Warrants @ €6		Price per security (€)
Date/Period of transactions	transactions	December 2004*	Ratio	Low	High
23 July 2004 to 3 September 2004	Purchase	485,230	1	1.73	2.30
23 July 2004 to 3 September 2004	Sale	522,380	1	1.76	2.17
23 June 2004 to 22 July 2004	Purchase	366,665	1	2.33	2.91
23 June 2004 to 22 July 2004	Sale	452,190	1	2.40	2.92
23 May 2004 to 22 June 2004	Purchase	300,947	1	2.65	2.95
23 May 2004 to 22 June 2004	Sale	527,197	1	2.52	2.92
23 April 2004 to 22 May 2004	Purchase	94,100	1	2.34	3.31
23 April 2004 to 22 May 2004	Sale	171,200	1	2.31	3.07
23 January 2004 to 22 April 2004	Purchase	52,965	1	2.66	3.45
23 January 2004 to 22 April 2004	Sale	55,590	1	2.62	3.57
23 October 2003 to 22 January 2004	Purchase	1,000,000	1	3.00	3.00
23 October 2003 to 22 January 2004	Sale	1,500	1	3.41	3.53

PART 11: ADDITIONAL INFORMATION

		Number of
	Nature of	Call Warrants @ €6.5		Price per security (€)
Date/Period of transactions	transactions	March 2004*	Ratio	Low	High
23 January 2004 to 22 April 2004	Purchase	20,000	1	2.17	2.89
23 January 2004 to 22 April 2004	Sale	1,017,000	1	2.06	2.69
23 October 2003 to 22 January 2004	Purchase	76,690	1	1.58	2.47
23 October 2003 to 22 January 2004	Sale	10,600	1	1.38	2.79
23 July 2003 to 22 October 2003	Purchase	67,680	1	1.16	1.77
23 July 2003 to 22 October 2003	Sale	94,120	1	1.28	1.69

		Number of
	Nature of	Call Warrants @ €7		Price per security (€)
Date/Period of transactions	transactions	December 2003*	Ratio	Low	High
23 October 2003 to 22 January 2004	Purchase	274,130	1	0.39	0.98
23 October 2003 to 22 January 2004	Sale	1,084,301	1	0.39	1.01
23 July 2003 to 22 October 2003	Purchase	686,888	1	0.34	0.64
23 July 2003 to 22 October 2003	Sale	714,338	1	0.34	0.66

		Number of
	Nature of	Call Warrants @ €7		Price per security (€)
Date/Period of transactions	transactions	December 2004*	Ratio	Low	High
23 July 2004 to 3 September 2004	Purchase	65,700	1	0.97	1.29
23 July 2004 to 3 September 2004	Sale	63,927	1	0.99	1.28
23 June 2004 to 22 July 2004	Purchase	5,000	1	1.70	1.99
23 June 2004 to 22 July 2004	Sale	40,000	1	1.44	1.87
23 May 2004 to 22 June 2004	Purchase	22,582	1	1.88	2.02
23 May 2004 to 22 June 2004	Sale	52,782	1	1.75	2.03
23 April 2004 to 22 May 2004	Purchase	21,673	1	1.80	1.94
23 April 2004 to 22 May 2004	Sale	22,873	1	1.64	1.77
23 January 2004 to 22 April 2004	Purchase	2,000	1	2.11	2.56
23 January 2004 to 22 April 2004	Sale	13,500	1	1.96	2.62
23 October 2003 to 22 January 2004	Purchase	1,000,000	1	2.16	2.16

		Number of
	Nature of	Call Warrants @ €7.5		Price per security (€)
Date/Period of transactions	transactions	March 2004*	Ratio	Low	High
23 January 2004 to 22 April 2004	Purchase	25,200	1	1.29	2.05
23 January 2004 to 22 April 2004	Sale	1,011,110	1	1.16	2.02
23 October 2003 to 22 January 2004	Purchase	1,854,145	1	0.78	2.06
23 October 2003 to 22 January 2004	Sale	1,815,315	1	0.76	1.89
23 July 2003 to 22 October 2003	Purchase	1,073,025	1	0.64	1.13
23 July 2003 to 22 October 2003	Sale	1,111,525	1	0.64	1.12

		Number of
	Nature of	Call Warrants @ €8		Price per security (€)
Date/Period of transactions	transactions	March 2004*	Ratio	Low	High
23 January 2004 to 22 April 2004	Purchase	59,923	1	0.60	1.54
23 January 2004 to 22 April 2004	Sale	1,013,539	1	0.42	1.41
23 October 2003 to 22 January 2004	Purchase	3,219,158	1	0.65	1.63
23 October 2003 to 22 January 2004	Sale	3,166,538	1	0.59	1.78
23 July 2003 to 22 October 2003	Purchase	462,050	1	0.54	0.92
23 July 2003 to 22 October 2003	Sale	501,321	1	0.47	0.88

		Number of
	Nature of	Call Warrants @ €8		Price per security (€)
Date/Period of transactions	transactions	March 2005*	Ratio	Low	High
23 July 2004 to 3 September 2004	Purchase	117,677	1	0.62	0.80
23 July 2004 to 3 September 2004	Sale	199,027	1	0.58	0.85
23 June 2004 to 22 July 2004	Purchase	32,310	1	0.97	1.36
23 June 2004 to 22 July 2004	Sale	59,710	1	0.97	1.30
23 May 2004 to 22 June 2004	Purchase	20,000	1	1.33	1.36
23 May 2004 to 22 June 2004	Sale	22,000	1	1.26	1.39
23 April 2004 to 22 May 2004	Purchase	2,300	1	1.37	1.37
23 April 2004 to 22 May 2004	Sale	13,300	1	1.15	1.35
23 January 2004 to 22 April 2004	Purchase	750,000	1	1.74	1.74
23 January 2004 to 22 April 2004	Sale	100	1	1.40	1.40

PART 11: ADDITIONAL INFORMATION

		Number of
	Nature of	Call Warrants @ €8.5		Price per security (€)
Date/Period of transactions	transactions	December 2003*	Ratio	Low	High
23 October 2003 to 22 January 2004	Purchase	699,180	1	0.08	0.26
23 October 2003 to 22 January 2004	Sale	1,313,800	1	0.09	0.26
23 July 2003 to 22 October 2003	Purchase	993,627	1	0.06	0.26
23 July 2003 to 22 October 2003	Sale	1,055,737	1	0.06	0.24

		Number of
	Nature of	Call Warrants @ €8.5		Price per security (€)
Date/Period of transactions	transactions	December 2004*	Ratio	Low	High
23 July 2004 to 3 September 2004	Purchase	211,374	1	0.26	0.43
23 July 2004 to 3 September 2004	Sale	279,881	1	0.27	0.43
23 June 2004 to 22 July 2004	Purchase	691,730	1	0.56	0.89
23 June 2004 to 22 July 2004	Sale	837,628	1	0.51	0.90
23 May 2004 to 22 June 2004	Purchase	195,394	1	0.75	0.97
23 May 2004 to 22 June 2004	Sale	140,492	1	0.73	0.96
23 April 2004 to 22 May 2004	Purchase	188,679	1	0.71	1.13
23 April 2004 to 22 May 2004	Sale	292,417	1	0.67	1.13
23 January 2004 to 22 April 2004	Purchase	1,202,903	1	0.83	1.54
23 January 2004 to 22 April 2004	Sale	1,217,289	1	0.82	1.50
23 October 2003 to 22 January 2004	Purchase	1,002,000	1	1.16	1.44
23 October 2003 to 22 January 2004	Sale	10,500	1	1.42	1.67

		Number of
	Nature of	Call Warrants @ €9		Price per security (€)
Date/Period of transactions	transactions	March 2004*	Ratio	Low	High
23 January 2004 to 22 April 2004	Purchase	848,155	1	0.02	0.74
23 January 2004 to 22 April 2004	Sale	855,452	1	0.02	0.75
23 October 2003 to 22 January 2004	Purchase	434,015	1	0.29	0.90
23 October 2003 to 22 January 2004	Sale	409,622	1	0.27	0.98
23 July 2003 to 22 October 2003	Purchase	152,713	1	0.24	0.52
23 July 2003 to 22 October 2003	Sale	165,445	1	0.22	0.51

		Number of
	Nature of	Call Warrants @ €9		Price per security (€)
Date/Period of transactions	transactions	March 2005*	Ratio	Low	High
23 July 2004 to 3 September 2004	Purchase	169,000	1	0.25	0.36
23 July 2004 to 3 September 2004	Sale	254,500	1	0.26	0.44
23 June 2004 to 22 July 2004	Purchase	246,132	1	0.47	0.80
23 June 2004 to 22 July 2004	Sale	301,490	1	0.49	0.79
23 May 2004 to 22 June 2004	Purchase	28,446	1	0.83	0.87
23 May 2004 to 22 June 2004	Sale	32,500	1	0.72	0.85
23 April 2004 to 22 May 2004	Purchase	171,850	1	0.82	1.12
23 April 2004 to 22 May 2004	Sale	235,549	1	0.65	1.11
23 January 2004 to 22 April 2004	Purchase	965,700	1	1.05	1.37
23 January 2004 to 22 April 2004	Sale	217,850	1	0.91	1.40

		Number of
	Nature of	Call Warrants @ €9.5		Price per security (€)
Date/Period of transactions	transactions	December 2003*	Ratio	Low	High
23 October 2003 to 22 January 2004	Purchase	177,500	1	0.01	0.05
23 October 2003 to 22 January 2004	Sale	16,000	1	0.04	0.05
23 July 2003 to 22 October 2003	Purchase	105,909	1	0.03	0.11
23 July 2003 to 22 October 2003	Sale	277,500	1	0.02	0.12

		Number of
	Nature of	Call Warrants @ €9.5		Price per security (€)
Date/Period of transactions	transactions	December 2004*	Ratio	Low	High
23 July 2004 to 3 September 2004	Purchase	80,330	1	0.06	0.08
23 June 2004 to 22 July 2004	Purchase	213,471	1	0.24	0.43
23 June 2004 to 22 July 2004	Sale	561,041	1	0.24	0.40
23 May 2004 to 22 June 2004	Purchase	576,085	1	0.35	0.50
23 May 2004 to 22 June 2004	Sale	651,270	1	0.34	0.49
23 April 2004 to 22 May 2004	Purchase	250,500	1	0.38	0.81
23 April 2004 to 22 May 2004	Sale	684,270	1	0.32	0.72
23 January 2004 to 22 April 2004	Purchase	805,171	1	0.47	0.98
23 January 2004 to 22 April 2004	Sale	939,213	1	0.47	0.98
23 October 2003 to 22 January 2004	Purchase	1,307,350	1	0.68	1.25
23 October 2003 to 22 January 2004	Sale	316,783	1	0.90	1.16

PART 11: ADDITIONAL INFORMATION

		Number of
	Nature of	Put Warrants @ €10		Price per security (€)
Date/Period of transactions	transactions	March 2005*	Ratio	Low	High
23 July 2004 to 3 September 2004	Purchase	250	1	2.29	2.29
23 July 2004 to 3 September 2004	Sale	250	1	2.35	2.35
23 June 2004 to 22 July 2004	Purchase	50,000	1	1.82	1.83
23 June 2004 to 22 July 2004	Sale	20,000	1	1.74	1.74
23 May 2004 to 22 June 2004	Sale	30,000	1	1.62	1.62
23 January 2004 to 22 April 2004	Purchase	500,000	1	1.31	1.31

		Number of
	Nature of	Put Warrants @ €5		Price per security (€)
Date/Period of transactions	transactions	March 2004*	Ratio	Low	High
23 October 2003 to 22 January 2004	Purchase	22,083	1	0.01	0.02
23 July 2003 to 22 October 2003	Purchase	22,500	1	0.07	0.08
23 July 2003 to 22 October 2003	Sale	48,500	1	0.04	0.10

		Number of
	Nature of	Put Warrants @ €6		Price per security (€)
Date/Period of transactions	transactions	December 2003*	Ratio	Low	High
23 October 2003 to 22 January 2004	Purchase	50,000	1	0.01	0.01
23 July 2003 to 22 October 2003	Purchase	280,749	1	0.03	0.10
23 July 2003 to 22 October 2003	Sale	158,300	1	0.02	0.08

		Number of
	Nature of	Put Warrants @ €6.5		Price per security (€)
Date/Period of transactions	transactions	March 2004*	Ratio	Low	High
23 October 2003 to 22 January 2004	Purchase	241,006	1	0.05	0.29
23 October 2003 to 22 January 2004	Sale	246,666	1	0.04	0.18
23 July 2003 to 22 October 2003	Purchase	52,043	1	0.33	0.48
23 July 2003 to 22 October 2003	Sale	85,840	1	0.25	0.44

		Number of
	Nature of	Put Warrants @ €7		Price per security (€)
Date/Period of transactions	transactions	December 2004*	Ratio	Low	High
23 July 2004 to 3 September 2004	Sale	250	1	0.27	0.27
23 June 2004 to 22 July 2004	Purchase	60,954	1	0.15	0.18
23 June 2004 to 22 July 2004	Sale	34,675	1	0.16	0.17
23 May 2004 to 22 June 2004	Purchase	750	1	0.23	0.23
23 May 2004 to 22 June 2004	Sale	25,029	1	0.17	0.20
23 April 2004 to 22 May 2004	Purchase	10,000	1	0.30	0.30
23 April 2004 to 22 May 2004	Sale	12,000	1	0.28	0.29
23 January 2004 to 22 April 2004	Purchase	3,200	1	0.27	0.27
23 January 2004 to 22 April 2004	Sale	3,200	1	0.25	0.25
23 October 2003 to 22 January 2004	Purchase	515,000	1	0.26	0.30
23 October 2003 to 22 January 2004	Sale	15,000	1	0.29	0.31

		Number of
	Nature of	Put Warrants @ €7.5		Price per security (€)
Date/Period of transactions	transactions	December 2003*	Ratio	Low	High
23 October 2003 to 22 January 2004	Purchase	209,200	1	0.02	0.20
23 October 2003 to 22 January 2004	Sale	225,500	1	0.04	0.20
23 July 2003 to 22 October 2003	Purchase	468,537	1	0.16	0.36
23 July 2003 to 22 October 2003	Sale	427,962	1	0.16	0.35

		Number of
	Nature of	Put Warrants @ €8		Price per security (€)
Date/Period of transactions	transactions	December 2004*	Ratio	Low	High
23 July 2004 to 3 September 2004	Purchase	11,894	1	0.43	0.74
23 July 2004 to 3 September 2004	Sale	8,594	1	0.59	0.72
23 May 2004 to 22 June 2004	Purchase	2,083	1	0.50	0.50
23 May 2004 to 22 June 2004	Sale	2,083	1	0.48	0.48
23 April 2004 to 22 May 2004	Purchase	34,300	1	0.54	0.63
23 April 2004 to 22 May 2004	Sale	2,800	1	0.63	0.63
23 January 2004 to 22 April 2004	Purchase	122,700	1	0.43	0.73
23 January 2004 to 22 April 2004	Sale	157,500	1	0.49	0.73
23 October 2003 to 22 January 2004	Purchase	524,069	1	0.56	0.58
23 October 2003 to 22 January 2004	Sale	24,069	1	0.54	0.56

PART 11: ADDITIONAL INFORMATION

		Number of
	Nature of	Put Warrants @ €8.5		Price per security (€)
Date/Period of transactions	transactions	December 2003*	Ratio	Low	High
23 October 2003 to 22 January 2004	Purchase	574,435	1	0.01	0.53
23 October 2003 to 22 January 2004	Sale	628,377	1	0.03	0.53
23 July 2003 to 22 October 2003	Purchase	266,258	1	0.50	0.68
23 July 2003 to 22 October 2003	Sale	253,458	1	0.43	0.67

		Number of
	Nature of	Put Warrants @ €8.5		Price per security (€)
Date/Period of transactions	transactions	March 2005*	Ratio	Low	High
23 June 2004 to 22 July 2004	Purchase	111,800	1	0.80	0.91
23 June 2004 to 22 July 2004	Sale	106,800	1	0.79	0.91
23 May 2004 to 22 June 2004	Purchase	25,476	1	0.78	0.86
23 May 2004 to 22 June 2004	Sale	30,476	1	0.77	0.84
23 April 2004 to 22 May 2004	Purchase	12,000	1	0.78	0.92
23 January 2004 to 22 April 2004	Purchase	509,500	1	0.60	0.82
23 January 2004 to 22 April 2004	Sale	21,500	1	0.80	0.88

		Number of		Price per security
	Nature of	Put Warrants @ €9		(€)
Date/Period of transactions	transactions	December 2004*	Ratio	Low	High
23 July 2004 to 3 September 2004	Sale	5,900	1	1.03	1.05
23 June 2004 to 22 July 2004	Purchase	18,700	1	0.88	0.97
23 June 2004 to 22 July 2004	Sale	18,700	1	0.82	1.02
23 May 2004 to 22 June 2004	Purchase	46,497	1	0.85	0.98
23 May 2004 to 22 June 2004	Sale	46,497	1	0.87	1.03
23 April 2004 to 22 May 2004	Purchase	16,800	1	1.09	1.33
23 April 2004 to 22 May 2004	Sale	15,000	1	1.03	1.03
23 January 2004 to 22 April 2004	Purchase	147,456	1	0.82	1.24
23 January 2004 to 22 April 2004	Sale	129,656	1	0.79	1.30
23 October 2003 to 22 January 2004	Purchase	504,000	1	0.90	1.01
23 October 2003 to 22 January 2004	Sale	23,600	1	0.87	0.97

		Number of Call		Price per security
	Nature of	Options @ €10		(€)
Date/Period of transactions	transactions	December 2004*	Ratio	Low	High
23 April 2004 to 22 May 2004	Purchase	5,000	100	0.2	0.2

		Number of Call		Price per security
	Nature of	Options @ €8		(€)
Date/Period of transactions	transactions	December 2003*	Ratio	Low	High
23 October 2003 to 22 January 2004	Sale	3,700	100	0.59	0.96
23 July 2003 to 22 October 2003	Purchase	950	100	0.5	0.5

		Number of Call		Price per security
	Nature of	Options @ €8.5		(€)
Date/Period of transactions	transactions	December 2003*	Ratio	Low	High
23 October 2003 to 22 January 2004	Purchase	3,000	100	0.24	0.25

		Number of Call		Price per security
	Nature of	Options @ €8.5		(€)
Date/Period of transactions	transactions	March 2004*	Ratio	Low	High
23 October 2003 to 22 January 2004	Purchase	875	100	0.44	0.66

		Number of Call		Price per security
	Nature of	Options @ €8.5		(€)
Date/Period of transactions	transactions	September 2004*	Ratio	Low	High
23 January 2004 to 22 April 2004	Purchase	175	100	0.63	0.64

		Number of Call		Price per security
	Nature of	Options @ €9		(€)
Date/Period of transactions	transactions	June 2004*	Ratio	Low	High
23 January 2004 to 22 April 2004	Purchase	760	100	0.34	0.34

		Number of Call		Price per security
	Nature of	Options @ €9		(€)
Date/Period of transactions	transactions	March 2004*	Ratio	Low	High
23 January 2004 to 22 April 2004	Purchase	500	100	0.3	0.31

PART 11: ADDITIONAL INFORMATION

		Number of Call		Price per security
	Nature of	Options @ €9.5		(€)
Date/Period of transactions	transactions	December 2004*	Ratio	Low	High
23 April 2004 to 22 May 2004	Purchase	3,000	100	0.29	0.3

		Number of Put		Price per security
	Nature of	Options @ €7		(€)
Date/Period of transactions	transactions	December 2004*	Ratio	Low	High
23 April 2004 to 22 May 2004	Sale	5,000	100	0.24	0.25

		Number of Put		Price per security
	Nature of	Options @ €7.5		(€)
Date/Period of transactions	transactions	September 2004*	Ratio	Low	High
23 July 2003 to 22 October 2003	Purchase	2,000	100	0.79	0.8

		Number of Put		Price per security
	Nature of	Options @ €8.25		(€)
Date/Period of transactions	transactions	December 2004*	Ratio	Low	High
23 July 2004 to 3 September 2004	Purchase	3,000	100	0.74	0.74

Number of PUT
		Options @ €8.25		Price per security
	Nature of	September		(€)
Date/Period of transactions	transactions	2004*	Ratio	Low	High
23 April 2004 to 22 May 2004	Purchase	500	100	0.43	0.43

Number of PUT
		Options @ €8.5		Price per security
	Nature of	September		(€)
Date/Period of transactions	transactions	2004*	Ratio	Low	High
23 July 2004 to 3 September 2004	Sale	1,400	100	0.73	0.73

		Number of PUT
		Options @ €9		Price per security
	Nature of	December		(€)
Date/Period of transactions	transactions	2004*	Ratio	Low	High
23 April 2004 to 22 May 2004	Sale	5,000	100	1.02	1.03
23 October 2003 to 22 January 2004	Purchase	2,500	100	0.6	0.61
23 July 2004 to 3 September 2004	Sale	1,600	100	1.2	1.2

Number of PUT
		Options @ €9.5		Price per security
	Nature of	December		(€)
Date/Period of transactions	transactions	2004*	Ratio	Low	High
23 April 2004 to 22 May 2004	Purchase	5,000	100	1.33	1.33

				Price per security
	Nature of			(€)
Date/Period of transactions	transactions	Equity Swaps*	Ratio	Low	High
23 July 2004 to 3 September 2004	Purchase	13,907,700	1	7.90	7.90
23 June 2004 to 22 July 2004	Purchase	18,497,768	1	8.75	8.75
23 April 2004 to 22 May 2004	Purchase	13,004,663	1	9.05	9.05
23 January 2004 to 22 April 2004	Purchase	24,837,012	1	8.91	9.35
23 October 2003 to 22 January 2004	Purchase	27,680,668	1	7.90	9.32
23 July 2003 to 22 October 2003	Purchase	25,701,757	1	7.45	7.90

*	In the tables above, this number is the number of Banco Santander Securities actually purchased/sold. The number of underlying Banco Santander Shares represented by this number is the product of this number and the ratio in the following column.

The dealings set out above have been aggregated in accordance with Note 4 on Rule 24 of the City Code, namely all purchases and sales during the disclosure period have been aggregated. Purchases and sales have not been netted off and the lowest and highest prices paid per share have been stated. A full list of dealings is available for inspection at the address in Section 17 of this Part 11.

PART 11: ADDITIONAL INFORMATION

(viii)	During the disclosure period, the following dealings for value in Banco Santander Shares were effected by Pereda Gestión S.A., Banco Santander Shares purchased and not sold are currently held in treasury:

		Number of
	Nature of	Banco Santander	Price per Share (€)
Date/Period of transactions	transactions	Shares	Low	High
23 July 2004 to 3 September 2004	Purchase	44,623,326	7.71	8.07
23 July 2004 to 3 September 2004	Sale	17,936,866	7.91	8.27

The dealings set out above have been aggregated in accordance with Note 4 on Rule 24 of the City Code, namely all purchases and sales during the disclosure period have been aggregated. Purchases and sales have not been netted off and the lowest and highest prices paid per share have been stated. A full list of dealings is available for inspection at the address in Section 17 of this Part 11.

8.	General

(a)	Save as disclosed above, as at the close of business on 3 September 2004 (the latest practicable date prior to the posting of this document), no Abbey Director, nor any member of his immediate family or related trusts or connected persons (within the meaning of section 346 of the Companies Act), owned, or controlled, or was interested, directly or indirectly, in any relevant securities in Abbey or Banco Santander nor has any such person dealt for value therein during the disclosure period.

(b)	Save as disclosed above, as at the close of business on 3 September 2004 (the latest practicable date prior to the posting of this document) no bank, stockbroker, financial or other professional adviser (other than an exempt market maker) to Abbey (nor any person controlling, controlled by or under the same control as such bank, stockbroker, financial or other professional adviser) nor Abbey nor any subsidiary of Abbey nor any pension fund of Abbey or of any of its subsidiaries, nor any other funds controlled or managed by Abbey or any of its subsidiaries or advisers to Abbey (excluding exempt market makers), nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) which is controlled by, controls or is under the same control as Abbey, owned or controlled any relevant securities in Abbey or Banco Santander nor has any such person dealt for value therein during the offer period.

(c)	No arrangement exists between any person and Abbey or any associate of Abbey or between any person and Banco Santander or any person acting in concert with Banco Santander in relation to Abbey securities or Banco Santander Securities including, in addition to indemnity and option arrangements, any agreement or understanding, formal or informal, of the kind referred to in Note 6(b) on Rule 8 of the City Code, which May be an inducement to deal or refrain from dealing.

(d)	Save as disclosed above, as at the close of business on 3 September 2004 (the latest practicable date prior to the posting of this document), neither Banco Santander nor any Banco Santander Director, nor any member of their immediate families or related trusts nor (so far as the directors are aware having made due and careful enquiry) any connected persons, nor any person acting in concert with Banco Santander, owns, controls or (in the case of the Banco Santander Directors, their immediate families and related trusts and connected persons) was interested, directly or indirectly, in any relevant securities in Abbey or Banco Santander nor has any such person dealt for value therein during the disclosure period.

(e)	There is no agreement, arrangement or understanding by which the beneficial ownership of any of the Abbey Shares to be acquired pursuant to the Acquisition will be transferred to any other person, save that Banco Santander reserves the right to transfer any such shares to any other member of the Banco Santander Group or to one or more nominees.

(f)	Settlement of the consideration to which each Abbey Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which Banco Santander may otherwise be, or claim to be entitled, against such shareholder.

(g)	The total emoluments receivable by the Banco Santander Directors will not be affected by the Acquisition.

(h)	Save as disclosed herein, no agreement, arrangement or understanding (including any compensation arrangement) exists between Banco Santander or any person acting in concert with it and any of the Abbey Directors, recent directors, shareholders or recent shareholders of Abbey having any connection with or dependence upon or which is conditional upon the Acquisition.

PART 11: ADDITIONAL INFORMATION

(i)	Abbey has not redeemed or purchased any relevant Abbey Securities during the disclosure period.

(j)	For the purposes of Sections 6, 7 and 8 of this Part 11:

(i)	“disclosure period” means the period commencing on 23 July 2003 (the date 12 months prior to the date on which Abbey announced that it had received an approach) and ending on 3 September 2004 (the latest practicable date prior to the posting of this document);

(ii)	references to “offer period” means the period commencing on 23 July 2004 (the date on which Abbey announced that it had received an approach) and ending on 3 September 2004 (the latest practicable date prior to the posting of this document);

(iii)	subject to any dispensation granted by the Panel, references to “acting in concert” have the same meaning as in the City Code; and

(iv)	references to “associate” have the same meaning as in the City Code.

9.     Abbey Share Schemes

The terms of the Scheme, if approved by Abbey Shareholders and the Court and made effective by delivery of an office copy of the first Court Order to the Registrar of Companies for registration and, thereafter, implemented by the delivery to and registration by him of the Second Court Order, will bind the holders of all Abbey Shares (including holders of Abbey Shares issued or transferred before the Scheme Record Time upon the exercise of share options or share awards granted under the Abbey Share Schemes).

The implications of the Scheme for share options and share awards granted under the Abbey Share Schemes are described below.

(a) (i)	Executive Share Option Schemes — for grants made from 2002 onwards, options may, subject to the satisfaction of applicable performance conditions, be exercised within one month of the date that the Abbey Board notifies the optionholders that the Scheme has been sanctioned by the Court. Options granted pre-2002 may also be exercised within one month of the date that the Abbey Board notifies the optionholders that the Scheme has been sanctioned by the Court and if not exercised in that period will lapse.

(ii)	Sharesave Schemes — options may, to the extent of the savings made under the related savings contract or in the case of the International Sharesave Scheme pro rated to reflect the number of months that the option has been held since the starting date as a proportion of the related savings contract, be exercised when the Scheme becomes binding on the filing of the first Court Order within six months of the date on which the Court sanctions the Scheme and if not exercised in that period will lapse.

(iii)	Performance Share Plan — shares subject to awards will be released to participants as soon as practicable after the date on which the Court sanctions the Scheme, subject to the satisfaction of the relevant performance targets measured up to that date.

(iv)	Share Matching Scheme — on the date the Court sanctions the Scheme all the bonus investment shares shall be released to participants and, subject to the performance conditions measured up to that date being satisfied, all the shares which are the subject of a matching award will also be transferred to participants as soon as reasonably practicable after the Court sanctions the Scheme.

(v)	Employee Share Option Scheme — all options granted under this scheme are currently exercisable and will remain exercisable for the period of one month following the date the Abbey Board notifies the optionholders that the Scheme has been sanctioned by the Court and if not exercised in that period will lapse.

(vi)	Deferred Bonus Plan — shares which are the subject of awards will be transferred to participants as soon as practicable after the Court sanctions the Scheme.

(b)	As explained in Section 8 of Part 3 (Explanatory Statement) of this document, holders of share options granted under the Abbey Share Schemes will be given the opportunity to release their share options in return for a cash payment from Banco Santander. The calculation of the payment is summarised in Section 8 of Part 3 (Explanatory Statement) of this document.

In addition, subject to Banco Santander obtaining the necessary Shareholder approval which Banco Santander will seek at its general shareholders meeting to be held in October 2004 to consider the Acquisition, holders of options granted under the Sharesave Schemes, and, provided that the exercise price for their option is less than £6.22, holders of options granted under the Executive Share Option Scheme, the Employee Share Option Scheme and the

PART 11: ADDITIONAL INFORMATION

Performance Share Plan, will be given the opportunity to release their share options in return for the grant of a new equivalent option over Banco Santander Shares on terms to be agreed (where appropriate) with the Inland Revenue.

10.   Abbey Directors’ service contracts and letters of appointment

(a)   Executive directors

Each of the executive directors of Abbey has a service contract with a member of the Abbey Group, details of which are as follows:

			Basic annual salary
			as at 1 September 2004
Name of director	Date of contract	Employer	(£)
Luqman Arnold	21 October 2002	Abbey	698,625
Stephen Hester	24 April 2002	Abbey	538,200
Tony Wyatt	15 August 2003	Abbey	414,000
Mark Pain	21 January 1998	Abbey	410,900
Yasmin Jetha	19 January 2001	Abbey	341,550
Angus Porter	3 April 2003	Abbey	465,750
Priscilla Vacassin	6 March 2003	Abbey	310,500

Each of the executive directors is employed on a 12 month rolling contract. An executive director’s employment may be terminated, by either the relevant employing company giving twelve months’ notice of termination to the director or the director giving six months’ notice to the employing company. Mark Pain and Yasmin Jetha are entitled to receive an additional payment of 3.25 weeks pay for each year of service (subject to a maximum of two years salary) if they are made redundant. If they are over 50 years old when they are made redundant they may also be entitled to an addition to their pension.

In the event that Abbey gives notice of termination to Tony Wyatt or Angus Porter, under their contracts of employment they are entitled to payments in lieu of their contractual notice period. In respect of Tony Wyatt, this payment would be £840,420 and in respect of Angus Porter it would be £945,473, in each case at the date of this document. These payments represent gross salary, pension contributions and a bonus calculated by reference to the average bonuses paid to the Abbey Board members in the previous two years, for the whole of the applicable notice period.

It has been agreed that Luqman Arnold will remain in employment until 30 June 2005 or such earlier date as required by Banco Santander. The provisions of Luqman Arnold’s contract of employment which apply following a change of control will be extended so that they will apply on his eventual termination of employment, notwithstanding that it is beyond the specified 45 day period after the change of control. Under this change of control provision Luqman Arnold is entitled to payment in lieu of his contractual notice period. This payment would be £1,659,876 (as at the date of this document) which represents gross salary, pension contributions and bonus calculated by reference to the average of 70 per cent. gross salary and percentage bonus (compared to annual salary) paid in the first twelve months, for the whole of the applicable notice period. If his employment is terminated after the second anniversary of the commencement of his employment (for example on 30 June 2005) then the bonus element will be the average percentage bonus (compared to annual salary) for the previous two years, for the whole of the applicable notice period. In addition Luqman Arnold will, in the event of early termination also receive payment in respect of his salary and benefits (including pension and bonus) for the period to 30 June 2005. These payments will be made to his estate if Luqman Arnold dies before his employment terminates.

It is intended that appropriate retention arrangements will be introduced for selected key employees with Banco Santander’s approval, conditional on the Acquisition being completed. Where any executive directors are selected to participate in these arrangements they will become entitled if they remain in employment until 31st December, 2005 to a retention payment of up to 75% of their basic annual current salary. If they leave employment before that date as a good leaver, for example due to death, ill health, redundancy etc then they will become entitled to an appropriate pro rata payment.

On 26 July 2004, Stephen Hester gave notice that he was leaving Abbey for reasons not connected with the Acquisition to take up a position with another company. He will not receive a termination payment. In relation to his options granted under the Executive Share Option Schemes and the Performance Share Plan, the Personnel and Remuneration Committee of the Abbey Board may exercise their discretion to allow awards to vest and options to become

PART 11: ADDITIONAL INFORMATION

exercisable if the Company agrees to release Stephen Hester before this transaction is completed.

Executive directors’ salaries are reviewed on an annual basis. Each of the executive directors is eligible to participate in an annual bonus scheme under which bonus payments are payable by reference to the performance of the Personal Financial Services business, the Portfolio Business Unit and each director’s specific objectives. The maximum payment under the scheme is 120% of basic salary for the Chief Executive and 100% for the other executive directors, although amounts greater than this limit may be paid under exceptional circumstances.

The aggregate remuneration, including bonus and benefits in kind, paid to the executive directors during the year ended 31 December 2003 was £4,211,837 (excluding pensions). The aggregate amount payable (including benefits in kind but excluding bonuses) to the executive directors under the arrangements in force as at the time of this document is estimated to amount to £3,303,960 for the current financial year (excluding Stephen Hester).

Each of the executive directors holds options granted under an Executive Share Option Scheme, approved by shareholders in 2001. These are normally exercisable after the third anniversary of their grant. In 2004 each of the executive directors was granted an award under the Performance Share Plan.

Each executive director is eligible to join one of Abbey’s pension schemes. Mark Pain and Yasmin Jetha are members of the Abbey National Amalgamated Pension Scheme on the same basis as other employees with a similar length of service. This is a defined benefit scheme providing a pension of 1/50th of final salary for each year of pensionable service. The other executive directors get an allowance of 35% of salary to make their own pension arrangements. All of the executive directors can take part in the Company’s Sharesave Scheme and Partnership Share Scheme on the same term as other employees. Yasmin Jetha and Mark Pain are eligible for a company subsidy on their membership of the Abbey BUPA Scheme on the same basis as other employees with the same starting date.

Except as disclosed above, no executive director’s service contract has been amended within the six months preceding the date of this document.

(b)  Non-executive directors

Non-executive directors do not have service contracts, but instead each has a letter of appointment setting out the terms and conditions of their appointment. Each of Abbey’s non-executive directors has been appointed for an initial term of three years. Geoff Cooper, Gerry Murphy and Richard Hayden are subject to 3 months’ notice to be given by Abbey or the non-executive director and Lord Burns’ appointment is terminable on 12 months’ notice to be given by Abbey or 6 months’ notice to be given by him and subject to an annual review. None of the other non-executive directors have express notice periods in the terms of their appointment. The non-executive directors’ appointments are subject to subsequent renewal or extension by mutual agreement and they are subject to retirement by rotation at Abbey’s annual general meeting, broadly every 3 years, subject to re-election.

		Annual fee
	Commencement	as at 1 September 2004
Name of director	of Appointment	(£)
Lord Burns	1 December 2001	465,750
Richard Hayden	21 September 1999	95,000
Leon Allen	1 October 1998	73,000
Lord Shuttleworth	5 August 1996	67,000
Keith Woodley	5 August 1996	129,375
Vittorio Radice	23 October 2001	50,000
Geoff Cooper	1 January 2004	65,000
Gerry Murphy	1 January 2004	53,000

The chairman receives fees of £465,750 per annum and is entitled to be reimbursed all reasonable travelling, hotel and incidental expenses incurred in the performance of his duties. In addition, Abbey pays 50% of the cost of membership for him and his wife to participate in the Abbey BUPA scheme. With the exception of Keith Woodley, who receives a basic fee of £129,375, the other non-executive directors receive a basic fee of £45,000 per year and additional fees if they serve on or chair any board committee. All of the non-executive directors have agreed with Abbey that a minimum of £10,000 per year from their fees shall be used to buy Abbey Shares, which may not be sold while they remain directors of Abbey. If the Acquisition is completed, Lord Burns will continue in his new role on his current terms and

PART 11: ADDITIONAL INFORMATION

conditions and in the event of termination of his appointment or death on or before 30th June, 2005 will receive his annual fee, currently £465,750, (less withholdings) in lieu of his 12 months notice. If Lord Burns’ appointment continues beyond 30th June, 2005, this will be on such terms as he may agree with Banco Santander.

Except as disclosed above, there are no service contracts in force between any director or proposed director with Abbey or any Abbey Group company as at the date of this document.

11.   Material contracts of the Abbey Group

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by members of the Abbey Group during the period from 23 July 2002 and ending on 3 September 2004 (the latest practicable date prior to the posting of this document) and are or may be material:

(a)	An inducement fee letter dated 26 July 2004 between Abbey and Banco Santander, pursuant to which Abbey has agreed to pay Banco Santander an inducement fee of £81.7 million if following 26 July 2004 but prior to the Scheme becoming effective or the Acquisition lapsing or being withdrawn either:

(i)	the Abbey Directors withdraw, adversely modify or qualify their recommendation in respect of the Scheme at a time when they are considering a competing offer from a third party, and within one month, the directors recommend, or indicate an intention to recommend, a competing offer; or

(ii)	competing offer is made by a third party for Abbey and such competing offer is subsequently successful.

(b)	A regulatory undertaking dated 26 July 2004 between Abbey and Banco Santander pursuant to which Banco Santander and Abbey have given certain commitments to each other in relation to the satisfaction of Condition 2(a) (as set out in Part 5 (Conditions to the Scheme and the Acquisition) within an agreed timeframe.

Banco Santander has agreed to pay Abbey a fee of £81.7 million if, following 26 July 2004, the Scheme fails to become effective as a result of Condition 2(a) relating to regulatory decisions by the European Commission, the OFT and the Secretary of State to the Department of Trade and Industry) (as set out in Part 5 (Conditions to the Scheme and the Acquisition) of this document) being invoked or not being satisfied as a result of Banco Santander breaching those commitments. The fee will not be payable if (i) Abbey is in breach of its commitments, (ii) any event has occurred, other than as a result of a breach of Banco Santander’s commitments in relation to the satisfaction of Condition 2(a), which triggers payment by Abbey of the inducement fee referred above, or (iii) where following the announcement of an independent competing offer or independent competing offers which results in the transfer of control of Abbey to a third party and, subject to Banco Santander having complied with its commitments, the OFT determines that both the Acquisition and the independent competing offer or independent competing offers shall be referred to the Competition Commission.

(c) (i)	A Guarantee dated 26 January 2004 pursuant to which Abbey guarantees all obligations incurred by Abbey National Treasury Services plc to any person on or before 31 July 2008; and

(ii)	A Guarantee dated 26 January 2004 pursuant to which Abbey National Treasury Services plc guarantees all obligations incurred by Abbey to any person on or before 31 July 2008.

(d)	A share purchase agreement dated 4 February 2003 (the “Agreement”) between Abbey, and GE Consumer Finance UK, LLC (the “Purchaser”) under which the Purchaser acquired First National Bank plc, Abbey National Mortgages plc and Carfax Personal Lines Insurance PCC Limited for a total cash consideration of £848,000,000 subject to post-completion adjustments.

The Agreement contained:

(i)	certain warranties given by Abbey to the Purchaser and by the Purchaser to Abbey;

(ii)	limitations on the liability of Abbey under those warranties;

(iii)	details of how the consideration for the sale was to be adjusted in accordance with completion accounts and any claims under warranty;

(iv)	a guarantee in favour of Abbey by General Electric Capital Corporation, which guaranteed all the obligations of the Purchaser; and

PART 11: ADDITIONAL INFORMATION

(v)	restrictions on the use by the Purchaser of any confidential information obtained from Abbey in any way.

In addition, Abbey and the Purchaser entered into a Deed of Tax Covenant under which Abbey agreed to reimburse the Purchaser for any tax liability arising in any of the companies sold as a consequence of any event taking place before completion of the Agreement (subject to certain limitations).

12.   Material contracts of the Banco Santander Group

Save as set out in paragraphs 11(a) and (b) above, the Banco Santander Group has not entered into any material contracts (otherwise than in the ordinary course of business) during the period beginning two years before 23 July 2004 (the date on which Abbey announced that it had received an approach) and ending on 3 September 2004 (the latest practicable date prior to the posting of this document).

13.   Material changes

(a)	Save as disclosed in this document, there has been no material change in any information previously published by or on behalf of Abbey during the offer period.

(b)	Save as disclosed in Part 6 (Financial Information on the Abbey Group) of this document, there has been no material change in the financial or trading position of Abbey since 31 December 2003, being the date to which the latest audited financial statements of Abbey were prepared.

(c)	Save as disclosed in this document, and in particular in Section 2 of Part 7 (Financial Information on the Banco Santander Group) and Section 9 of Part 4 (Information on Banco Santander) of this document, there has been no material change in the financial or trading position of Banco Santander since 30 June 2004, being the date to which the latest audited financial statements of Banco Santander were prepared.

14.   Consents

(a)	Morgan Stanley has given and not withdrawn its written consent to the issue of this document with the inclusion of the letter set out in Part 3 (Explanatory Statement) of this document and the references to its name in the form and in the context in which it appears.

(b)	UBS has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and in the context which it appears.

(c)	Lehman Brothers has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and in the context which it appears.

(d)	Goldman Sachs has given and not withdrawn its written consent to the issue of this document with the inclusion of the joint report of Goldman Sachs, JPMorgan and Merrill Lynch set out in Part 10 (Information relating to the Banco Santander Profit Forecast) of this document and the references to its name in the form and in the context in which they appear.

(e)	JPMorgan has given and not withdrawn its written consent to the issue of this document with the inclusion of the joint report of Goldman Sachs, JPMorgan and Merrill Lynch set out in Part 10 (Information relating to the Banco Santander Profit Forecast) of this document and the references to its name in the form and in the context in which they appear.

(f)	Merrill Lynch has given and not withdrawn its written consent to the issue of this document with the inclusion of the joint report of Goldman Sachs, JPMorgan and Merrill Lynch set out in Part 10 (Information relating to the Banco Santander Profit Forecast) of this document and the references to its name in the form and in the context in which they appear.

(g)	Deloitte & Touche LLP has given and not withdrawn its written consent to the issue of this document with the inclusion of its report set out in Part 10 (Information relating to the Banco Santander Profit Forecast) of this document and the references to its name in the form and in the context in which they appear.

(h)	CPL has given and not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear. CPL is not expressing any opinion nor is it providing any advice in relation to the Acquisition or any matter referred to in this document. CPL’s approval of this document is being granted solely for the purposes of article 11(1)(b) of the ISA and in the context of the Standard Licence Conditions on Advertising listed in the Investment Services Guidelines issued by the Malta Financial Services Authority.

PART 11: ADDITIONAL INFORMATION

15.   Sources and bases of information

In this document, unless otherwise stated or the context otherwise requires, the following sources and bases of certain information and calculations have been used:

(a)   Financial information

The financial information relating to Banco Santander has been extracted from its audited annual accounts for the year ended 31 December 2003 and from the audited interim results for the six months ended 30 June 2004, all of which are prepared in accordance with Spanish GAAP.

The financial information relating to Abbey has been extracted from its audited results for the year ended 31 December 2003 and from the unaudited interim financial statements for the six months ended 30 June 2004, all of which are prepared in accordance with UK GAAP.

(b)	Price of Abbey Shares

The price of Abbey Shares on any particular date is, unless otherwise stated, the official closing mid-market price on the London Stock Exchange at close of business on such date, derived from the Daily Official List.

(c)	Issued share capital of Abbey

On 3 September 2004 (the latest practicable trading day prior to the posting of this document), Abbey had 1,476,917,017 Abbey Shares in issue (including shares held by certain subsidiaries).

The Abbey Directors beneficially held 655,318 Abbey Shares on 3 September 2004 (the latest practicable trading day prior to the posting of this document).

(d)	Diluted share capital of Abbey

The value placed on the diluted share capital of Abbey by the Acquisition has been determined on the basis of 1,476,917,017 Abbey Shares in issue on 3 September 2004 (the latest practicable trading day prior to the posting of this document) and a net dilution effect of 5,548,667 new Abbey Shares resulting from the issue of scrip dividends in relation to the interim dividend declared by Abbey in the financial year ending 31 December 2004 and 9,388,539 new Abbey Shares resulting from the performance share plan awards and the 34,830,826 options, excluding options in Abbey’s Sharesave Scheme not yet saved for, over new Abbey Shares outstanding under the Abbey Share Schemes as at 3 September 2004.

The net dilution effect of 9,388,539 has been calculated under the treasury method assuming the exercise of all options for new Abbey Shares under the Abbey Share Schemes net of the repurchase of such number of Abbey Shares at £6.1025 as could be acquired with the aggregate option exercise proceeds.

(e)	Price of Banco Santander Shares

The price of Banco Santander Shares on any particular date is, unless otherwise stated, the closing market price of a Banco Santander Share on such date, derived from the Bolsas de Valores on such date. The Banco Santander Share price as at 3 September 2004 (the latest practicable day prior to the posting of this document) was €8.28.

(f)	Market capitalisation of Banco Santander

The market capitalisation of Banco Santander as at 3 September 2004 is calculated on the basis of the above price and 4,768,402,943 Banco Santander Shares in issue as at 3 September 2004 (the latest practicable trading day prior to the posting of this document).

(g)	Diluted basis

The number of New Banco Santander Shares to be issued on a diluted basis has been calculated under the treasury method. This assumes the exercise of options for Abbey Shares net of the repurchase of such number of Abbey Shares at £6.1025 as could be acquired with the aggregate option exercise proceeds. Subject to any Banco Santander Share Capital Change, if the aggregate option exercise proceeds are not used in this way, the total number of New Banco Santander Shares to be issued on a fully diluted basis would be 1,504,795,930 rather than 1,491,854,223.

PART 11: ADDITIONAL INFORMATION

(h)	Exchange rates

Except where otherwise indicated, the following exchange rates have been used in this document:

Relating to date/Period	€/£
1 January 2003 to 31 December 2003 (average)	1.4455:1
1 August 2003 (Banco Santander Q1 2003 dividend payment)	1.4290:1
1 November 2003 (Banco Santander Q2 2003 dividend payment)	1.4597:1
1 January 2004	1.4193:1
1 February 2004 (Banco Santander Q3 2003 dividend payment)	1.4652:1
1 May 2004 (Banco Santander Q4 2003 dividend payment)	1.4793:1
30 June 2004	1.4905:1
22 July 2004	1.5054:1
1 August 2004 (Banco Santander Q1 2004 dividend payment)	1.5104:1
3 September 2004	1.4734:1
$/€
3 September 2004	1.2054:1
$/£
3 September 2004	1.7759:1

(i)	Accumulated Return Index

The accumulated return figures in Section 2 of Part 3 (Explanatory Statement) are calculated using the total return calculation from Datastream for Banco Santander and the FTSE 100 index.

16.   Miscellaneous

(a)	On 13 July 2004, Abbey announced that it had completed its review of the capital requirements and the ongoing management of the closed With Profits Funds of Scottish Provident Limited and Scottish Mutual Assurance plc, which includes with profit business written by Abbey National Life plc. Following the measures taken in light of the review, both With Profits Funds were calculated as being in balance on a realistic basis as at 31 May 2004 and substantial hedge protection is in place in the With Profits Funds against adverse market risk on guarantee liabilities. The outcome of the review, which had been agreed with the FSA, encompassed the new Realistic Balance Sheet reporting and capital requirements applicable to UK with profits funds as well as the management of risk exposure to business written in the With Profits Funds. As part of the outcome of the review, the capital structure of the life businesses has been reorganised, allowing the contingent loans to be repaid. Abbey made a substantial non-refundable contribution to the Scottish Mutual Fund funded out of past life company provisions. Additionally, part of the capital being held by Abbey in its life companies has been earmarked as part of the Risk-Based Capital (RBC) support required in the new regulatory environment to protect against the risk of future realistic deficits. However, there was no incremental capital need, or adverse charge to profits, over and above that which had been previously reported in Abbey’s life business.

A copy of the RNS announcement made by Abbey on 13 July 2004 in respect of the completion of the With Profits Fund review will be available for inspection as set out in Section 17 of this Part 11.

(b)	Past performance of investments is not necessarily a guide to future performance. The value on investments may fall as well as rise. It is possible that the price of Banco Santander Shares could be affected by the decisions of existing Abbey Shareholders in relation to the New Banco Santander Shares which they will receive under the Scheme. Certain existing Abbey Shareholders may have legal or practical restrictions on their ability to hold non-UK shares. To the extent that former Abbey Shareholders seek to dispose of a significant number of the New Banco Santander Shares received by them under the terms of the Acquisition, this could negatively affect the market price of the Banco Santander Shares in the short term. Other factors will also impact the market price of Banco Santander Shares, particularly investors’ views of the strategic merits of the Acquisition and expectations about the future performance of the Enlarged Banco Santander Group.

(c)	In October 2002, preliminary proceedings were commenced as a result of a criminal complaint filed by two Banco Santander shareholders against the Chairman of Banco Santander and against José María Amusátegui and Ángel Corcóstegui (each being a former director of Banco Santander) in connection with the payments made by Banco Santander to Mr. Amusátegui in August 2001 by way of bonus upon his retirement, amounting to €43.7 million gross, and to Mr. Corcóstegui in February 2002, upon his resignation and in settlement of the pension rights contractually recognised as owing to him, amounting to €108 million gross. These payments

PART 11: ADDITIONAL INFORMATION

derived from resolutions adopted by the Banco Santander Board and were disclosed in the Banco Santander Annual Report and Accounts for the years ending 31 December 2001 and 31 December 2002 which were themselves approved by shareholders’ meetings of Banco Santander on 24 June 2002 and 21 June 2003, respectively. On 15 September 2003, the Public Prosecutor’s Office applied to have the proceedings dismissed without prejudice on the basis that the payments made, and the agreements from which they arose, were consistent with applicable law and the by-laws of Banco Santander and had been approved by the Banco Santander Board and disclosed in financial statements approved by the shareholders of Banco Santander. In March 2004, the Banco Santander Board reiterated the decision to make the disputed payments and resolved unanimously, and maintains at the date of this document, that the making of the relevant payments was lawful and in the interests of Banco Santander and, consequently, for the benefit of shareholders and did not occasion any loss to the bank. This decision of the Banco Santander Board was referred to in the Directors’ Management Report made available to the shareholders in relation to the shareholders’ meeting on 19 June 2004, at which meeting the shareholders approved the management of the bank by the Banco Santander Board. At proceedings brought by the defendants to seek dismissal of the complaint, and despite the support of the public prosecutor, on 26 April 2004 the Court decided to commence oral evidentiary proceedings (the date for such proceedings remaining to be set). Some of the decisions adopted at the shareholders’ meeting held on 21 June 2003, in particular the decision approving the Annual Report and Accounts for the year ending 31 December 2002, were challenged before the Civil Courts of the City of Santander. Upon the plaintiffs’ request, the civil proceedings have been stayed pending the determination of the criminal proceedings. Having taken legal advice, the Banco Santander Board is of the opinion that the proceedings against the defendants can be successfully resisted.

(d)	Banco Santander, with financial advice from Goldman Sachs and JPMorgan, has carried out a valuation analysis of Abbey using the following valuation methods and criteria:

(1)	public market valuation: the market multiples of comparable banks listed in the United Kingdom were applied to the consensus financial forecasts of Abbey for the three financial years ending 31 December 2004, 2005 and 2006;

(2)	valuation based on previous transactions: the multiples of comparable transactions carried out in the United Kingdom, Ireland and the USA were applied to the consensus financial forecasts of Abbey for the year ending 31 December 2004. The premium to Abbey’s trading price prior to the announcement of the transaction is in line with premia paid in comparable transactions;

(3)	sum-of-the-parts valuation: each of Abbey’s business units was separately valued using the most suitable methodology;

(4)	achievable synergies: the synergies achievable by Banco Santander were estimated. The premium to Abbey’s market valuation prior to the announcement of the Acquisition and its sum-of-the-parts valuation is justified by the strategic merits of the Acquisition and the estimated value of the synergies;

(5)	earnings per share: the estimated effect of the Acquisition on Banco Santander’s earnings per share was analysed. Banco Santander expects that the Acquisition will be accretive to Banco Santander’s earnings per share including costs and revenue synergies and share repurchases (before exceptional items) from 2006; and

(6)	in making the valuation, consideration has been given to the 8.33 pence interim dividend that Abbey has already declared, to the 25 pence special dividend and to the 6 pence for dividend differential that will be paid by Abbey as described above if the Acquisition becomes effective.

As a result of this analysis, each Abbey Share is given a value of 578 pence (€8.70, based on the exchange rate referred to below) for purposes of calculating the number of Abbey Shares to be cancelled for each New Banco Santander Share to be issued under the capital increase.

If the 25 pence special dividend were added to the above valuation, each Abbey Share would be valued at 603 pence (609 pence if the 6 pence dividend differential were also considered).

The terms of the Acquisition and, in particular, the delivery of one Abbey Share for each new Banco Santander Share, are based on the average closing market prices for Banco Santander Shares of €8.70 for the three month period up to and including 22 July 2004 (the last business day prior to the announcement of the transaction) and an exchange rate of €1.50545:£1.00.

PART 11: ADDITIONAL INFORMATION

Based on the above, and on financial advice from Goldman Sachs and JPMorgan, the Banco Santander Directors believe that the economic terms of the Acquisition and, specifically, of the share capital increase described in Section 12 of Part 3 (Explanatory Statement) of this document (in particular, the exchange of one Abbey Share for each New Banco Santander Share), taking into account the special dividend and the dividend differential that have been described above, are fair.

Nothing in this section represents a forecast as to the future profits, earnings or dividends of the Enlarged Banco Santander Group or of the value of Banco Santander Securities in the future nor is anything in this section intended to mean that future earnings will necessarily match or exceed those at any year.

(e)	(1) The aggregate costs and expenses payable by Banco Santander Group to professional advisers engaged by it in relation to the Acquisition, assuming it becomes effective, is currently estimated to be €75 million. In addition, Banco Santander Group will be required to pay certain costs in connection with the listing of the New Banco Santander Shares on the Bolsas de Valores currently estimated to be approximately €300,000 and in connection with settlement, including the free share dealing facility (described in Section 11 of Part 3 (Explanatory Statement) of this document, currently estimated to be approximately €13.75 million.

(2)	The aggregate costs and expenses payable by Abbey to professional advisers and printers engaged by it in relation to the Acquisition and postage, Court Meeting and Abbey EGM costs are currently estimated, on the basis that the Acquisition becomes effective, to be €90 million.

(f)	Subject to any Banco Santander Share Capital Change, the maximum number of New Banco Santander Shares to be issued on a fully diluted basis is 1,506,262,992 (assuming the exercise of all the outstanding options for Abbey Shares, regardless of the option exercise prices). On the basis of Abbey’s fully diluted share capital of 1,506,262,992 the maximum cost of the special dividend of 25 pence and the dividend differential of 6 pence would be €567 million and €136 million, respectively, giving an aggregate value of €703 million assuming an exchange rate of €1.50545: £1.

(g)	Banco Santander has historically paid dividends on a quarterly basis and intends to continue to do so. No decision has been taken over the level of any future dividend payments.

17.   Documents on display

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturday, Sunday and UK public holidays excepted) at the offices of Abbey National plc, Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN, United Kingdom from the date of this document up to and including the Effective Date:

(a)	the Memorandum and Articles of Association of Abbey;

(b)	the By-laws(1) of Banco Santander(2);

(c)	the audited consolidated financial statements of Abbey for the three years ended 31 December 2003;

(d)	the unaudited interim results of Abbey for the six months ended 30 June 2004;

(e)	the 2003 annual report of Banco Santander including the audited consolidated financial statements of Banco Santander for the three years ended 31 December 2003 and information on the dividends paid on Banco Santander Shares from 1999 to 2003 (inclusive)(2);

(f)	the audited financial statements of Banco Santander for the six months ended 30 June 2004;

(g)	the RNS announcements referred to in Section 9 of Part 4 (Information on Banco Santander) of this document;

(1)	Amendments to the By-laws were approved by a general shareholders’ meeting of Banco Santander on 19 June 2004. Such amendments are currently pending registration in the companies register of Madrid. If the amended By-laws are registered before the Effective Date, they will be made available for inspection as soon as practicable after such registration.

(2)	This document is also available at the offices of Banco Santander (Suisse), S.A. at Rue Ami Levrier, no 5-7, Case Postale 1256, 1211 Geneva, Switzerland.

PART 11: ADDITIONAL INFORMATION

(h)	the agreement between Abbey and Banco Santander as referred to in Section 12 of Part 3 (Explanatory Statement) of this document;

(i)	the service agreements and letters of appointment referred to in Section 10 of this Part 11;

(j)	the written consents referred to in Section 14 of this Part 11;

(k)	the letter of intent between Banco Santander and Lloyds TSB Registrars referred to in Section 9(c) of Part 3 (Explanatory Statement) of this document;

(l)	the RNS announcement referred to in Section 16(a) of this Part 11;

(m)	the contracts referred to in Sections 11 and 12 of this Part 11;

(n)	copies of all derivatives contracts disclosed in Section 8 of this Part 11 or previously disclosed in accordance with Rule 8;

(o)	the undertaking by Banco Santander as referred to in Section 18 of Part 3 (Explanatory Statement) of this document;

(p)	the reports of Deloitte & Touche LLP and Merrill Lynch, JPMorgan and Goldman Sachs referred to in Part 10 (Information relating to the Banco Santander Profit Forecast) of this document;

(q)	a full list of the dealings where the Panel has given consent to aggregation of dealings; and

(r)	this document, the Forms of Proxy and the ADS Voting Instruction Card.

Dated 17 September 2004

PART 12

DEFINITIONS

The following definitions apply throughout this document unless the context otherwise requires:

“Abbey”	means Abbey National plc;

“Abbey ADRs”	means American Depositary Receipts of Abbey evidencing Abbey ADSs and “Abbey ADR” means any one of them;

“Abbey ADSs”	means American Depositary Shares of Abbey, each representing two Abbey Shares and “Abbey ADS” means any one of them;

“Abbey Annual Report and Accounts”	means the audited consolidated financial statements of the Abbey Group for the financial year ended 31 December 2003;

“Abbey Articles”	means the articles of association of Abbey in force from time to time;

“Abbey Board”	means the board of directors of Abbey;

“Abbey Deposit Agreement”	means the deposit agreement dated 2 March 1995 between Abbey, the Abbey Depositary and owners and holders from time to time of Abbey ADRs;

“Abbey Depositary”	means The Bank of New York or any successor depositary under the Abbey Deposit Agreement;

“Abbey Directors”	means the directors of Abbey whose names are set out in Section 2 of Part 11 (Additional Information) of this document;

“Abbey EGM” or “Extraordinary General Meeting”	means the extraordinary general meeting of Abbey Shareholders to be held on 14 October at 11.10 a.m. or any adjournment thereof, notice of which is set out in Part 15 (Notice of Extraordinary General Meeting) of this document;

“Abbey Group”	means Abbey and its subsidiary undertakings;

“Abbey Interim Results”	means the unaudited consolidated financial statements of the Abbey Group for the six-month period ended 30 June 2004;

“Abbey Quarter One Trading Statement”	means the trading statement relating to the unaudited results of the Abbey Group for the three months to 31 March 2004;

“Abbey Securities”	means Abbey Shares and Abbey ADSs;

“Abbey Shareholders”	means the registered holders of Abbey Shares and “Abbey Shareholder” means any one of them;

“Abbey Share Schemes”	means the Executive Share Option Schemes, the Sharesave Schemes, the Employee Share Option Scheme, the Performance Share Plan, the Share Matching Scheme, the Deferred Bonus Plan and “Abbey Share Scheme” means any one of them;

“Abbey Shares”	means issued and to be issued ordinary shares of 10 pence each in the capital of Abbey and “Abbey Share” means any one of them;

“Acquisition”	means the proposed acquisition by Banco Santander of Abbey, by means of the Scheme;

“ADS Voting Instruction Card”	means the white voting instruction card for use by registered holders of Abbey ADSs to provide instructions as to how to vote the Abbey Shares underlying their Abbey ADSs in connection with the Court Meeting and the Abbey EGM;

“associated undertaking”	has the meaning ascribed under the Companies Act (but ignoring paragraph 20(1)(b) of schedule 4A to the Companies Act);

“Authorisations”	means authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals;

“Automated Quotation System”	means the electronic trading system which links the Bolsas de Valores (stock exchanges) in Spain;

“Banco Santander”	means Banco Santander Central Hispano, S.A.;

PART 12: DEFINITIONS

“Banco Santander ADRs”	means American Depositary Receipts of Banco Santander evidencing Banco Santander ADSs and “Banco Santander ADR” means any one of them;

“Banco Santander ADS Depositary “	means JP Morgan Chase Bank as successor to Morgan Guaranty Trust Company of New York;

“Banco Santander ADSs”	means American Depositary Shares of Banco Santander, each representing one Banco Santander Share and “Banco Santander ADS” means any one of them;

“Banco Santander Board”	means the board of directors of Banco Santander;

“Banco Santander CDIs”	means CDIs each representing an entitlement to one New Banco Santander Share and “Banco Santander CDI” means any one of them;

“Banco Santander Custodian”	means the entity with whom Banco Santander Shares, or the right to receive Banco Santander Shares, relating to the Banco Santander ADSs are deposited, which is presently Santander Central Hispano Investments S.A.;

“Banco Santander Directors”	means the directors of Banco Santander whose names are set out in Section 3 of Part 11 (Additional Information) of this document;

“Banco Santander Deposit Agreement”	means the deposit agreement between Banco Santander, the Banco Santander Depositary and holders from time to time of Banco Santander ADRs dated 1 June 1987, as amended;

“Banco Santander General Shareholders Meeting”	means the general shareholders meeting of Banco Santander to be convened in connection with, among other things, the proposed increase in Banco Santander’s share capital in connection with the Scheme;

“Banco Santander Group”	means Banco Santander and its subsidiary undertakings;

“Banco Santander Profit Forecast”	means the statement relating to net attributable income of Banco Santander for the period ending 31 December 2004, details of which are set out at Section 7 of Part 4 (Information on Banco Santander) of this document;

“Banco Santander Securities”	means Banco Santander Shares and Banco Santander ADSs and for the purposes of Sections 7 and 8 of Part 11 (Additional Information) of this document, any other securities issued by Banco Santander required to be disclosed under Rules 24.3 and 24.7 of the City Code;

“Banco Santander Share Capital Change”	means (i) any change to Banco Santander’s share capital, other than any Banco Santander Shares purchased and cancelled pursuant to the Repurchase Programme or any Banco Santander Shares issued pursuant to Banco Santander share option schemes, or (ii) the making of an extraordinary distribution by Banco Santander (but excluding for the avoidance of doubt any dividends made in the ordinary course) in cash or specie other than in exchange for fair value in cash or specie, in either case after 26 July 2004;

“Banco Santander Shareholders”	means registered holders of Banco Santander Shares and “Banco Santander Shareholder” means any one of them;

“Banco Santander Shares”	means shares of €0.50 each in the capital of Banco Santander and “Banco Santander Share” means any one of them;

“Banco Santander Subsidiary”	means any company in respect of which Banco Santander directly or indirectly holds a majority of voting rights or may otherwise exercise a “dominant influence” as defined in “Ley de Sociedades Anonimas”;

“Bolsas de Valores”	means the Bolsas de Valores (stock exchanges) of Madrid, Barcelona, Bilbao and Valencia;

“business day”	means a day (excluding Saturdays, Sundays and public holidays in the United Kingdom or Spain) on which banks are generally open for business in London and Madrid, or either as specified;

PART 12: DEFINITIONS

“Canada”	means Canada, its possessions and territories and all areas subject to its jurisdiction or any political sub-division thereof;

“CDI”	means a CREST depository interest representing an entitlement to a share, general details of CREST depository interests being contained in the CREST International Manual (July 2004);

“Certificated Holders”	means an Abbey Shareholder on the register of members who holds Abbey Shares in certificated form at the Scheme Record Time and “Certificated Holder” means any one of them;

“City Code”	means The City Code on Takeovers and Mergers of the United Kingdom;

“CNMV”	means Comisión Nacional del Mercado de Valores, the Spanish securities regulator;

“Companies Act”	means the Companies Act 1985;

“Competition Commission”	means the body corporate known as the Competition Commission as established under section 45 of the Competition Act 1998, as amended;

“Conditions”	means the conditions to the Scheme and the Acquisition set out in Part 5 (Conditions to the Scheme and the Acquisition) of this document and “Condition” means any one of them;

“Court”	means the High Court of Justice in England and Wales;

“Court Hearings”	means the First Court Hearing and the Second Court Hearing;

“Court Meeting”	means the meeting of Abbey Shareholders as convened by order of the Court under section 425 of the Companies Act to be held on 14 October 2004 at 11.00 a.m. or any adjournment thereof, notice of which is set out at Part 14 (Notice of Court Meeting) of this document;

“Court Orders”	means the First Court Order and the Second Court Order;

“CPL”	means Curmi & Partners Limited;

“CREST”	means a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is operator (as defined in the CREST Regulations);

“CRESTCo”	means CRESTCo Limited;

“CREST International Manual”	means the CREST international manual which forms part of the CREST Manual;

“CREST Manual”	means the CREST manual issued by CRESTCo in July 2004, as amended from time to time;

“CREST Regulations”	means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);

“CREST Requirements”	means the requirements of CRESTCo applicable to the relevant issuer, user or participant in CREST, as described in the CREST Glossary of terms issued by CRESTCo;

“Daily Official List”	means the daily official list of the London Stock Exchange;

“Deferred Bonus Plan”	means the Abbey National plc Deferred Bonus Plan;

“Dividend Record Time”	means 4.30 p.m. on the Effective Date;

“DTC”	means The Depository Trust Company;

“Effective Date”	means the date on which an office copy of the Second Court Order has been delivered to the Registrar of Companies for registration and is registered by him;

“Employee Share Option Scheme”	means the Abbey National plc Employee Share Option Scheme;

“Enlarged Banco Santander Group”	means the Banco Santander Group, including the Abbey Group on completion of the Acquisition;

PART 12: DEFINITIONS

“euro” or “€”	means the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the treaty establishing the European Community;

“Euroclear”	means Euroclear Bank S.A./N.V., as operator of the Euroclear system;

“Euroclear Nominees”	means EC Nominees Limited, a member of the Euroclear group;

“Exchange Act”	means the US Securities Exchange Act of 1934;

“Exchange Ratio”	means the ratios of 1 Banco Santander Share to 1 Abbey Share and 2 Banco Santander ADSs to 1 Abbey ADS;

“Executive Share Option Schemes”	means the Abbey National plc 2001 Executive Share Option Scheme and the Abbey National Executive Share Option Scheme.

“Explanatory Statement”	means this document and in particular Part 3 (Explanatory Statement) of this document which has been prepared in accordance with section 426 of the Companies Act;

“Forms of Proxy”	means the blue forms of proxy for use in connection with the Court Meeting and the pink forms of proxy for use in connection with the Abbey EGM;

“First Court Hearing”	means the hearing at which the Court’s sanction of the Scheme will be sought under section 425 of the Companies Act;

“First Court Order”	means the order of the Court sanctioning the Scheme under section 425 of the Companies Act;

“FSA”	means the UK Financial Services Authority;

“FSMA”	means the Financial Services and Markets Act 2000;

“Goldman Sachs”	means Goldman Sachs International;

“Iberclear”	means the Spanish clearance and settlement system of that name through which holdings of, and trades in, Banco Santander Shares are, and the New Banco Santander Shares will be, cleared and settled;

“International Sharesave Scheme”	means the Abbey National plc International Sharesave Scheme;

“ISA”	means the Investment Services Act, Chapter 370 of the laws of Malta;

“Japan”	means Japan, its cities, prefectures, territories and possessions;

“JPMorgan”	means J.P. Morgan plc;

“Lehman Brothers”	means Lehman Brothers International Europe;

“Listing Rules”	means the rules and regulations made by The Financial Services Authority in its capacity as the UK Listing Authority under FSMA;

“London Stock Exchange”	means the London Stock Exchange plc or its successor;

“Merrill Lynch”	means Merrill Lynch International;

“Morgan Stanley”	means Morgan Stanley & Co. Limited;

“New Abbey Shares”	means the new ordinary shares of 10 pence each in the capital of Abbey to be created in accordance with clause 2(b) of the Scheme;

“New Banco Santander ADSs”	means the Banco Santander ADSs to be issued and delivered pursuant to the terms of the Acquisition;

“New Banco Santander Shares”	means the Banco Santander Shares to be issued (credited as fully paid) and delivered pursuant to the terms of the Acquisition;

“New Banco Santander Securities”	means New Banco Santander Shares and New Banco Santander ADSs;

“NYSE”	means the New York Stock Exchange, Inc.;

PART 12: DEFINITIONS

“Offer”	means, should Banco Santander so elect, an offer to be made by Goldman Sachs, JPMorgan and Merrill Lynch on behalf of Banco Santander to acquire all of the Abbey Shares;

“offer period”	unless otherwise stated, means the period commencing on 23 July 2004 and ending on the date of the Abbey EGM or such later date as the Panel may decide;

“Official List”	means the Official List of the UK Listing Authority;

“Office of Fair Trading” or “OFT”	means the UK Office of Fair Trading;

“Panel”	means The Panel on Takeovers and Mergers of the United Kingdom;

“Performance Share Plan”	means the Abbey Performance Share Plan;

“PFS”	means Abbey’s personal financial services division;

“RBS”	means The Royal Bank of Scotland Group plc;

“Receiving Agent”	means the receiving agent appointed by Banco Santander for the purposes of the Scheme, which is expected to be Lloyds TSB Registrars, a division of Lloyds TSB Bank plc, The Causeway, Worthing, West Sussex BN99 3DW, United Kingdom;

“Registrar”	means Lloyds TSB Registrars, a division of Lloyds TSB Bank plc, The Causeway, Worthing, West Sussex BN99 3DW, United Kingdom;

“Registrar of Companies”	means the Registrar of Companies in England and Wales;

“Regulatory Information Service”	means any of the services set out in schedule 12 of the Listing Rules;

“RNS”	means Regulatory News Service;

“Repurchase Programme”	means the share repurchase programme which Banco Santander was authorised to implement at a meeting of its shareholders on 19 June 2004 and described in Section 17(b) of Part 3 (Explanatory Statement) of this document;

“Scheme”	means the proposed scheme of arrangement under section 425 of the Companies Act between Abbey and the Scheme Shareholders set out in Part 13 (The Scheme of Arrangement) of this document with or subject to such modifications and other changes as are agreed between Abbey and Banco Santander;

“Scheme Record Time”	means 4.30 p.m. on the Effective Date;

“Scheme Shareholders”	means holders of Scheme Shares;

“Scheme Shares”	means Abbey Shares:

(i) in issue at the date of this document;

(ii) (if any) issued after the date of this document and prior to the Voting Record Time; and

(iii) (if any) issued at or after the Voting Record Time and prior to the Scheme Record Time, on terms that the holder thereof shall be bound by the Scheme or, in the case of any such shares issued prior to the adoption of the amendment to the Abbey Articles to be adopted at the Abbey EGM, in respect of which the holder thereof shall have agreed in writing to be bound by the Scheme;

“SEC”	means the United States Securities and Exchange Commission;

“Second Court Hearing”	means the hearing at which the Court’s confirmation of the reduction of capital provided for by the Scheme will be sought under section 137 of the Companies Act;

“Second Court Order”	means the order of the Court confirming under section 137 of the Companies Act the reduction of capital provided for by the Scheme;

“Secretary of State”	means the UK Secretary of State for Trade and Industry;

PART 12: DEFINITIONS

“Securities Act”	means the US Securities Act of 1933;

“Share Matching Scheme”	means the Abbey National plc Share Matching Scheme.

“Sharesave Schemes”	means the Abbey National plc Sharesave Scheme, the Abbey National plc Irish Sharesave Scheme and the International Sharesave Scheme;

“Spanish GAAP”	means generally accepted accounting principles in Spain;

“sterling”, “£”, “pence” and “p”	means the lawful currency of the United Kingdom;

“Strategic Arrangements”	means together the arrangements established between Banco Santander and RBS in October and November 1988 and which form the basis of the strategic alliance which has existed between the parties since that date;

“Subscription Agreement”	means the agreement to be entered into (1) on behalf of the holders of Scheme Shares, (2) by or on behalf of Banco Santander and (3) by or on behalf of Euroclear Nominees, in the form set out in Appendix A to Part 3 (Explanatory Statement) of this document with such modifications as may be agreed between Abbey, Banco Santander and Euroclear Nominees prior to the First Court Hearing;

“subsidiary” and “subsidiary undertaking”	have the meanings ascribed under the Companies Act;

“Third Party”	means a government, governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, trade agency, court, association, institution or any other body or person in any jurisdiction;

“trading day”	means a day on which trading takes place on the Bolsa de Valores and the London Stock Exchange, or either as specified;

“UBS”	means UBS Limited;

“UK” or “United Kingdom”	means the United Kingdom of Great Britain and Northern Ireland;

“UK GAAP”	means generally accepted accounting principles in the UK;

“UK Listing Authority”	means the FSA in its capacity as the competent authority under FSMA;

“Uncertificated Holders”	means an Abbey Shareholder whose Abbey Shares are held in a stock account in CREST at the Scheme Record Time and “Uncertificated Holder” means any one of them;

“undertaking”	has the meaning ascribed under the Companies Act;

“US” or “United States”	means the United States of America, its territories and possessions, any state or political sub-division of the United States of America and the District of Columbia;

“US$”, “US dollars”, “$” and “dollars”	means the lawful currency of the United States;

“Voting Record Time”	means 6.00 p.m. on the day prior to the day immediately before the Court Meeting or, in the case of an adjournment of the Court Meeting, 6.00 p.m. on the day two days preceding the date of the adjourned Court Meeting;

“Wider Abbey Group”	the Abbey Group and associated undertakings and any other body corporate, partnership, joint venture or person in which the Abbey Group and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent; and

“Wider Banco Santander Group”	the Banco Santander Group and associated undertakings and any other body corporate, partnership, joint venture or person in which the Banco Santander Group and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent.

All references to legislation in this document are to English legislation unless the contrary is indicated. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

All references in this document are to London time unless otherwise stated.

PART 13

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE

CHANCERY DIVISION	No. 5449 of 2004

COMPANIES COURT

IN THE MATTER OF

ABBEY NATIONAL PLC

AND IN THE MATTER OF

THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

(Under section 425 of the Companies Act 1985)

between

ABBEY NATIONAL PLC

and

THE HOLDERS OF SCHEME SHARES

(as hereinafter defined)

PART 13: THE SCHEME OF ARRANGEMENT

(A)	In this Scheme (as hereinafter defined), unless inconsistent with the subject or context, the following expressions have the following meanings:

“Abbey” or “the Company”	means Abbey National plc;
“Abbey ADSs”	means the American Depositary Shares of Abbey, each representing two Abbey Shares;
“Abbey ADRs”	means the American Depositary Receipts of Abbey evidencing the Abbey ADSs;
“Abbey Articles”	means the articles of association of Abbey in force from time to time;
“Abbey Deposit Agreement”	means the deposit agreement dated 2 March 1995 between Abbey, the Abbey Depositary and owners and holders from time to time of the Abbey ADRs;
”Abbey Depositary”	means The Bank of New York or any successor depositary thereto under the Abbey Deposit Agreement;
“Abbey EGM”	means the extraordinary general meeting of the Holders of Abbey Shares convened in connection with the Scheme, or any adjournment thereof;
“Abbey Shares”	means the ordinary shares of 10 pence each in the capital of the Company and “Abbey Share” means any one of them;
“Acquisition”	means the proposed acquisition by Banco Santander of Abbey, by means of this Scheme;
“Banco Santander”	means Banco Santander Central Hispano, S.A.;
“Banco Santander ADS Depositary”	means JP Morgan Chase Bank as successor to Morgan Guaranty Trust Company of New York;
“Banco Santander Subsidiary”	means any company in respect of which Banco Santander directly or indirectly holds a majority of voting rights or may otherwise exercise a “dominant influence” as defined in “Ley de Sociedades Anonimas”;
“Banco Santander CDI”	means a CDI representing an entitlement to one New Banco Santander Share;
“Banco Santander Share Capital Change”	means (i) any change to Banco Santander’s share capital, other than any Banco Santander Shares purchased and cancelled pursuant to the Repurchase Programme or any Banco Santander Shares issued pursuant to Banco Santander share option schemes, or (ii) the making of an extraordinary distribution by Banco Santander (but excluding for the avoidance of doubt any dividends made in the ordinary course) in cash or specie other than in exchange for fair value in cash or specie, in either case after 26 July 2004;
“Banco Santander Shares”	means shares of €0.50 each in the capital of Banco Santander and “Banco Santander Share” means any one of them;
“business day”	means a day (excluding Saturdays, Sundays and public holidays in the United Kingdom) on which banks are generally open for business in London;
“CDI”	means a CREST depository interest representing an entitlement to a share, general details of CREST depository interests being contained in the CREST International Manual (July 2004);
“Companies Act”	means the Companies Act 1985, as amended;
“Court”	means the High Court of Justice in England and Wales;
“Court Meeting”	means the meeting of the Holders of Abbey Shares as convened by order of the Court under section 425 of the Companies Act or any adjournment thereof;
“Court Orders”	means the First Court Order and the Second Court Order;

PART 13: THE SCHEME OF ARRANGEMENT

“CREST”	means a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is operator (as defined in the CREST Regulations);
“CRESTCo”	means CRESTCo Limited;
“CREST Regulations”	means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);
“Dividend Record Time”	means 4.30 p.m. on the Effective Date;
“Effective Date”	means the date on which an office copy of the Second Court Order has been delivered to the Registrar of Companies for registration and is registered by him;
“Euroclear”	means Euroclear Bank S.A./N.V., as operator of the Euroclear system;
“Euroclear Nominees”	means EC Nominees Limited, a member of the Euroclear group;
“Exchange Ratio”	means the ratio of 1 Banco Santander Share to 1 Abbey Share;
“Explanatory Statement”	means the explanatory statement required to be furnished pursuant to section 426 of the Companies Act and which was circulated with this Scheme;
“First Court Order”	means the order of the Court sanctioning this Scheme under section 425 of the Companies Act;
“Goldman Sachs”	means Goldman Sachs International;
“Holder”	means a registered holder;
“JPMorgan”	means J.P. Morgan plc;
“Merrill Lynch”	means Merrill Lynch International;
“Morgan Stanley”	means Morgan Stanley & Co. Limited;
“New Abbey Shares”	means the new ordinary shares of 10 pence each in the capital of the Company to be created in accordance with Clause 2(b) of this Scheme;
“New Banco Santander Shares”	means the Banco Santander Shares to be issued (credited as fully paid) and delivered in accordance with this Scheme;
“Receiving Agent”	means the receiving agent appointed by Banco Santander for the purposes of the Scheme, which is expected to be Lloyds TSB Registrars, a division of Lloyds TSB Bank plc, The Causeway, Worthing, West Sussex BN99 3DW, United Kingdom;
“Registrar of Companies”	means the Registrar of Companies in England and Wales;
“Relevant Holder”	means a Holder of Scheme Shares at the Scheme Record Time;
“Repurchase Programme”	means the share repurchase programme which Banco Santander was authorised to implement at a meeting of its shareholders on 19 June 2004;
“Scheme”	means this scheme of arrangement under section 425 of the Companies Act between the Company and the Relevant Holders subject to any modification, addition or condition approved or imposed by the Court;
“Scheme Record Time”	means 4.30 p.m. on the Effective Date;
“Scheme Shares”	means Abbey Shares:
(i) in issue at the date of this Scheme;
(ii) (if any) issued after the date of this Scheme and prior to the Voting Record Time; and
(iii) (if any) issued at or after the Voting Record Time and prior to the Scheme Record Time, on terms that the holder thereof shall be bound by this Scheme or, in the case of any such shares issued prior to the adoption of the amendment to the Abbey Articles to be adopted at the Abbey EGM, in respect of which the holder thereof shall have agreed in writing to be bound by this Scheme;

PART 13: THE SCHEME OF ARRANGEMENT

“Second Court Order”	means the order of the Court confirming under section 137 of the Companies Act the reduction of capital provided for in Clause 2(a) of this Scheme;
“Subscription Agreement”	means the agreement to be entered into (1) on behalf of the Relevant Holders, (2) by or on behalf of Banco Santander and (3) by or on behalf of Euroclear Nominees, in the form set out in Appendix A to Part 3 of the Explanatory Statement with such modifications as may be agreed between Abbey, Banco Santander and Euroclear Nominees prior to the hearing of the petition to sanction this Scheme;
“Voting Record Time”	means 6.00 p.m. on the day prior to the day immediately before the Court Meeting or, in the case of an adjournment of the Court Meeting, 6.00 p.m. on the day two days preceding the date of the adjourned Court Meeting;
“€” and “euro”	means the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the treaty establishing the European Community; and
“£”, “sterling” and “pence”	means the lawful currency of the United Kingdom.

All times referred to in this Scheme are references to London time unless otherwise specified.

(B)	Abbey was incorporated on 12 September 1988 under the Companies Act as a public company limited by shares. The authorised share capital of Abbey as at 3 September 2004 was £1,175,000,000, US$10,000,000 and €10,000,000 divided into 1,750,000,000 Abbey Shares, 1,000,000,000 Sterling Preference Shares of £1 each, 1,000,000,000 Dollar Preference Shares of US$0.01 each and 1,000,000,000 Euro Preference Shares of €0.01 each of which:

(i)	1,476,917,017 Abbey Shares, are in issue and fully paid up or credited as fully paid up, and the remainder of the Abbey Shares are unissued;

(ii)	325,000,000 Sterling Preference Shares of £1 each are in issue and fully paid up or credited as fully paid up, and the remainder of the Sterling Preference Shares of £1 each are unissued;

(iii)	18,000,000 Dollar Preference Shares of US$0.01 each are in issue and fully paid up or credited as fully paid up, and the remainder of the Dollar Preference Shares of US$0.01 each are unissued; and

(iv)	None of the Euro Preference Shares of €0.01 each are in issue.

(C)	Banco Santander is a sociedad anónima incorporated in Spain whose address is Paseo de Pereda, 9-12, Santander, Spain.

(D)	No Scheme Shares are or will be beneficially owned by Banco Santander or any Banco Santander Subsidiary.

(E)	Banco Santander has agreed to appear by counsel on the hearing of the petition to sanction this Scheme and to undertake to the Court to be bound thereby and to execute and do or procure to be executed and done, all such documents, acts or things as may be necessary or desirable to be executed or done by it, or on its behalf, for the purpose of giving effect to this Scheme.

THE SCHEME

1.	Subscription Agreement

(a)	Each of the Relevant Holders hereby authorises such person as may be appointed for this purpose by the board of directors of Abbey to enter into the Subscription Agreement on behalf of such Relevant Holder and upon execution by such person on behalf of all Relevant Holders and by Banco Santander and Euroclear Nominees, the Subscription Agreement shall be binding on each Relevant Holder as if it had been entered into by such Relevant Holder, under the hand of such Relevant Holder.

(b)	Forthwith upon this Scheme becoming effective, the board of directors of Abbey shall appoint a person to enter into the Subscription Agreement on behalf of the Relevant Holders and the Subscription Agreement shall be entered into on their behalf as soon as practicable after the reduction of capital provided for by Clause 2 of this Scheme has become effective.

PART 13: THE SCHEME OF ARRANGEMENT

2.	Cancellation of the Scheme Shares and issue of New Abbey Shares

(a)	Subject to confirmation of the reduction of capital referred to in Clause 2(b) below, the share capital of Abbey shall be reduced by cancelling the Scheme Shares.

(b)	Forthwith and contingently upon the reduction of capital referred to in Clause 2(a) above taking effect:

(i)	the share capital of Abbey shall be increased to its former amount by the creation of such number of New Abbey Shares as is equal to the number of Scheme Shares cancelled pursuant to Clause 2(a) above; and

(ii)	the reserve arising in the books of account of Abbey as a result of the reduction of capital referred to in Clause 2(a) above shall be capitalised and applied by Abbey in paying up in full at par the New Abbey Shares created pursuant to Clause 2(b)(i) above which shall be allotted and issued to Banco Santander, credited as fully paid up, free from all liens, charges, encumbrances, rights of pre-emption and other third party rights and interests of any nature whatsoever.

3.	Consideration for cancellation of Scheme Shares and issue of New Abbey Shares

(a)	Subject to the cancellation of the Scheme Shares referred to in Clause 2(a) above and in consideration for the cancellation of the Scheme Shares on terms that the reserve arising on such cancellation shall be applied in paying up the New Abbey Shares to be issued to Banco Santander as provided for in Clause 2 of this Scheme, and subject to Clause 3(b) below Banco Santander shall allot and issue (credited as fully paid) to Euroclear Nominees for the benefit of the Relevant Holders New Banco Santander Shares on the following basis:

for every Scheme Share held at the Scheme Record Time, one New Banco Santander Share

(b)	Anti-dilution

In the event of a Banco Santander Share Capital Change after 26 July 2004 but before the Effective Date, such adjustments shall be made to the Exchange Ratio as Goldman Sachs, JPMorgan, Merrill Lynch and Morgan Stanley agree are fair and reasonable (and the Court may approve) such that the Exchange Ratio is what it would have been had the relevant Banco Santander Share Capital Change already occurred prior to 26 July 2004.

(c)	Dividends

The New Banco Santander Shares to be issued and delivered pursuant to this Clause 3 shall be fully paid, shall rank pari passu in all respects with Banco Santander Shares in issue on the Effective Date and shall be entitled to all dividends and other distributions (if any) declared or paid by Banco Santander by reference to a record date on or after the Effective Date but not otherwise. The New Banco Santander Shares shall be issued free from all liens, charges, equitable interests, encumbrances and other third party rights and interests of any nature whatsoever.

4.	Settlement

(a)	As soon as reasonably practicable after the Effective Date, Banco Santander shall deliver such New Banco Santander Shares as are required to be delivered to give effect to the Scheme to the persons respectively entitled thereto, such consideration to be settled as set out in Clause 4(b) below.

(b)	Settlement of the consideration shall be effected as follows:

(i)	in the case of Scheme Shares which at the Scheme Record Time are in certificated form, the New Banco Santander Shares to which the Relevant Holder is entitled shall be issued to Euroclear Nominees, which will be the registered holder of such shares. Banco Santander shall procure that Euroclear Nominees will hold the New Banco Santander Shares in Iberclear via an account with Santander Central Hispano Investment, S.A., Banco Santander shall procure that the interest in such shares shall be held by Euroclear Nominees on trust for Euroclear and that Euroclear shall credit that interest for the account of CREST Depository Limited’s nominee, CREST International Nominees (Belgium) Limited, in Euroclear. Shortly following the Effective Date, CREST Depository Limited shall issue Banco Santander CDIs in CREST to the Receiving Agent and Banco Santander shall procure that the Receiving Agent shall then deliver such Banco Santander CDIs to a corporate nominee, expected to be Lloyds TSB Registrars Corporate Nominee Limited, and that such corporate nominee shall thereupon deliver (or procure the delivery on its behalf of) a statement of entitlement detailing such

PART 13: THE SCHEME OF ARRANGEMENT

Relevant Holder’s entitlement to Banco Santander CDIs as soon as reasonably practicable and in any event no later than the fourteenth day following the Effective Date;

(ii)	in the case of Scheme Shares which at the Scheme Record Time are in uncertificated form, the New Banco Santander Shares to which the Relevant Holder is entitled shall be issued to Euroclear Nominees, which will be the registered holder of such shares. Banco Santander shall procure that Euroclear Nominees will hold the New Banco Santander Shares in Iberclear via an account with Santander Central Hispano Investment, S.A. Banco Santander shall procure that (i) shortly following the Effective Date, Euroclear Nominees will, at the direction of the Abbey Depositary, direct Santander Central Hispano Investment S.A. that the Banco Santander ADS Depositary be registered with Santander Central Hispano Investment, S.A. as the holder of the number of New Banco Santander Shares to which the Abbey Depositary (as a Relevant Holder) is entitled under the Scheme; and (ii) the interest in the remaining New Banco Santander Shares issued to Euroclear Nominees as referred to in this paragraph 4(b)(ii) shall be held by Euroclear Nominees on trust for Euroclear and that Euroclear shall credit that interest for the account of CREST Depository Limited’s nominee, CREST International Nominees (Belgium) Limited, in Euroclear. Shortly following the Effective Date, CREST Depository Limited shall issue Banco Santander CDIs, in CREST, to the Receiving Agent and Banco Santander shall procure that the Receiving Agent shall thereupon deliver, through CREST to the stock account in CREST in which each such Relevant Holder (other than the Abbey Depositary) held Scheme Shares, such Relevant Holder’s entitlement to Banco Santander CDIs as soon as reasonably practicable, and in any event no later than the fourteenth day following the Effective Date; and

(iii)	in the case of New Banco Santander Shares to be sold in accordance with Clause 4(e)(i) or 4(e)(ii), Banco Santander shall deliver or procure delivery to the Relevant Holder of, or as they may direct, in accordance with the provisions of Clause 4(c) below, cheques for the sums payable to them respectively.

(c)	All deliveries of notices, certificates and/or cheques required to be made pursuant to this Scheme shall be made by sending the same by first class post in reply-paid envelopes addressed to the persons entitled thereto at their respective addresses as appearing in the register of members of the Company at the Scheme Record Time or, in the case of joint holders, at the address of that one of the joint holders whose name stands first in the said register in respect of such joint holding at such time or in accordance with any special instructions regarding communications, and none of Abbey, its registrar, Banco Santander, the nominee referred to in Clause 4(e)(i) below or the person appointed by Banco Santander in accordance with Clause 4(e)(ii) below shall be responsible for any loss or delay in the transmission of any notices, certificates or cheques sent in accordance with this sub-clause which shall be sent at the risk of the persons entitled thereto.

(d)	All cheques shall be in sterling drawn on a UK clearing bank and shall be made payable to the holder or, in the case of joint holders, to that one of the joint holders whose name stands first in the register of members of Abbey in respect of such joint holding at the Scheme Record Time or to such other persons (if any) as such persons may direct in writing and the encashment of any such cheque as is referred to in Clause 4(b)(iii) above shall be a complete discharge for the moneys represented thereby.

(e)	The provisions of this Clause 4 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Relevant Holder with a registered address outside the United Kingdom, the United States or Spain or whom Banco Santander reasonably believes to be a citizen, resident or national of a jurisdiction outside the United Kingdom, the United States or Spain, Banco Santander is advised that the delivery of New Banco Santander Shares or the crediting of Banco Santander CDIs in either case pursuant to this Clause 4 would or may infringe the laws of any such jurisdiction or would or may require Banco Santander to comply with any governmental or other consent or any registration, filing or other formality with which Banco Santander is unable to comply or compliance with which Banco Santander regards as unduly onerous, Banco Santander may in its sole discretion, either:

(i)	determine that such New Banco Santander Shares shall not be delivered or credited to such Relevant Holder under this Clause 4 but shall instead be delivered or credited to a nominee for such Relevant Holder appointed by Banco Santander on terms that the nominee shall, as soon as is practicable following the Effective Date, sell the New Banco Santander Shares so delivered or credited, as the case may be, and shall account for the net proceeds of such sale; or

(ii)	determine that such New Banco Santander Shares shall be delivered or credited to such Relevant Holder and sold on his or her behalf, in which event the New Banco Santander

PART 13: THE SCHEME OF ARRANGEMENT

Shares shall be delivered or credited to such Relevant Holder and Banco Santander shall appoint a person to act pursuant to this Clause 4(e)(ii) and such person shall be treated as having been authorised by such Relevant Holder to procure that any New Banco Santander Shares in respect of which Banco Santander has made such determination shall, as soon as is practicable following the Effective Date, be sold.

Any sale under Clause 4(e)(i) or Clause 4(e)(ii) shall be carried out at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale and including any amount in respect of value added tax payable by reference to the sale) shall, within seven days after such sale, be paid to the Relevant Holder entitled thereto in accordance with Clause 4(b)(iii) above in sterling at the then prevailing exchange rate as determined by the board of directors of Banco Santander in its sole discretion. To give effect to any sale under Clause 4(e)(i) or 4(e)(ii) above, the nominee referred to in Clause 4(e)(i) and/or the person appointed by Banco Santander in accordance with Clause 4(e)(ii) above (as the case may be) shall be authorised as attorney on behalf of the Relevant Holder concerned to execute and deliver as transferor an instrument or instruction of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of Abbey, Banco Santander, the nominee or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or (other than as set out in this Clause) terms of such sale.

5.	Payment of dividend

(a)	Subject to the completion of the Acquisition and to Clauses 5(b) and (c) below, a dividend totalling 31 pence per Abbey Share shall be paid on 14 December 2004 to Holders of Abbey Shares on the register of members of Abbey at the Dividend Record Time and Abbey may after the Effective Date and notwithstanding the cancellation of the Scheme Shares referred to in Clause 2(a) above, pay such dividend to Holders of Abbey Shares as appearing in the relevant register of members of Abbey at the Dividend Record Time.

(b)	If the record date for the third quarterly dividend or fourth quarterly dividend declared by Banco Santander in respect of the financial year ending 31 December 2004 or any subsequent dividend declared by Banco Santander falls prior to the Effective Date then the amount of the dividend (referred to in Clause 5(a) above) to be paid by Abbey will be equal to 31 pence plus “A”, where “A” is an amount in pence determined in accordance with the following formula:

A = B - C

Where:

B =	the gross amount per Banco Santander Share of the relevant dividend declared by Banco Santander stated in pence as converted pursuant to Clause 5(d) below; and

C =	if applicable, and save for the dividend declared in Clause 5(a) above and for the interim dividend announced by Abbey on 26 July 2004, the amount in pence of any dividend per Abbey Share declared by Abbey after the date of the Scheme the record date for which falls prior to the Effective Date.

(c)	If the Effective Date is prior to the record date for Banco Santander’s second quarterly dividend to be declared in the financial year ending 31 December 2004, the dividend declared in Clause 5(a) will be 25 pence per Abbey Share plus “Z”, where “Z” is an amount in pence equal to 6 pence less the gross amount per Banco Santander Share of the second quarterly dividend declared by Banco Santander stated in pence as converted pursuant to Clause 5(d) below, provided that, if “Z” is less than 0, “Z” shall be deemed to be 0.

(d)	For the purposes of Clause 5(b) and Clause 5(c) above, the gross amount of any Banco Santander dividend in euro shall be taken and converted into pence at the mid-market spot rate prevailing as derived from The Financial Times on the record date for the relevant dividend under Clause 5(b) or (c), and rounding the resulting amount up or down to the nearest penny.

(e)	If there is a Banco Santander Share Capital Change prior to the Effective Date, the gross amount of the dividend per Banco Santander Share to be taken into account above shall be such amount as Goldman Sachs, JPMorgan, Merrill Lynch and Morgan Stanley agree is fair and reasonable (and the Court may approve) on the basis there have been no Banco Santander Share Capital Changes since 26 July 2004.

PART 13: THE SCHEME OF ARRANGEMENT

6.     Certificates relating to Scheme Shares

With effect from the Effective Date, all certificates representing Scheme Shares shall cease to be valid for any purpose. In addition, with effect from the Effective Date, in respect of those holding their Scheme Shares in uncertificated form, CRESTCo shall be instructed to cancel such entitlements to Scheme Shares.

7.     Operation of this Scheme

(a)	This Scheme shall not become effective unless the First Court Order has been made and an office copy of the First Court Order shall have been delivered by Abbey to the Registrar of Companies for registration.

(b)	This Scheme shall not be implemented unless both the First Court Order and the Second Court Order have been made and office copies of the Court Orders shall have been delivered by Abbey to the Registrar of Companies for registration and, in the case of the Second Court Order registered by him.

(c)	Unless this Scheme shall become effective on or before 31 March 2005, or such later date (if any) as Abbey and Banco Santander may agree and the Court may allow this Scheme shall never become effective.

8.     Mandates

Each mandate in force at the Scheme Record Time relating to the payment of dividends on Scheme Shares that are in certificated form and each instruction then in force as to notices and other communications shall, unless and until varied or revoked, be deemed as from the Effective Date to be a valid and effective mandate or instruction to Banco Santander in relation to the corresponding New Banco Santander Shares to be allotted and issued pursuant to this Scheme.

9.     Modification

Abbey and Banco Santander may jointly consent on behalf of all persons concerned to any modification of or addition to (including, without limitation, any modification or addition which represents an improvement in the value and/or terms of the Acquisition to Relevant Holders (as determined by Morgan Stanley and the board of directors of Abbey)) this Scheme or to any condition which the Court may think fit to approve or impose.

17 September 2004

PART 14

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE	No. 5449 of 2004
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF ABBEY NATIONAL PLC

and
IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an order dated 10 September 2004 made in the above matters, the Court has directed a meeting to be convened of the holders of ordinary shares of 10p each (“ordinary shares”) in the capital of Abbey National plc (the “Company”) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement pursuant to section 425 of the Companies Act 1985 proposed to be made between the Company and the Holders of Scheme Shares (as therein defined) and that such meeting will be held at Wembley Conference Centre, Stadium Way, Wembley, HA9 0DW, England on 14 October 2004 at 11.00 a.m., at which place and time all holders of Scheme Shares are requested to attend.

A copy of the said scheme of arrangement and a copy of the statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.

Holders of ordinary shares entitled to attend and vote at the meeting may vote in person at the meeting or they may appoint another person as their proxy to attend and vote in their stead. A proxy need not be a member of the Company. A blue form of proxy for use at the meeting is enclosed with this notice. Completion and return of a blue form of proxy will not prevent a holder of Scheme Shares from attending and voting at the meeting, or any adjournment thereof, in person if he or she wishes to do so.

In the case of joint holders of ordinary shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

It is requested that blue forms of proxy be lodged with the Company’s registrar, Lloyds TSB Registrars, at Abbey Shareholder Services, The Causeway, Worthing, West Sussex, BN99 6AE, United Kingdom, not less than 48 hours before the time appointed for the meeting or any adjournment thereof but if forms are not so lodged they may be handed to the chairman at the meeting.

Forms of proxy returned by fax will not be accepted.

Entitlement to attend and vote at the meeting or any adjournment thereof, and the number of votes which may be cast thereat, will be determined by reference to the register of members of the Company at 6.00 p.m. on 12 October 2004 or, if the meeting is adjourned, 6.00 p.m. on the day two days before the date fixed for such adjourned meeting. Changes to the register of members of the Company after 6.00 p.m. on 12 October 2004 or, if the meeting is adjourned, 6.00 p.m. on the day two days before the date fixed for such adjourned meeting, shall be disregarded in determining the rights of any person to attend to vote at the meeting.

By the said order, the Court has appointed Lord Burns, or, failing him, Keith Woodley, or, failing him, Luqman Arnold, to act as chairman of the meeting and has directed the chairman to report the result of the meeting to the Court.

The said scheme of arrangement will be subject to the subsequent sanction of the Court.

Dated 17 September 2004

Slaughter and May

One Bunhill Row
London EC1Y 8YY

Solicitors for the Company

PART 15

NOTICE OF EXTRAORDINARY GENERAL MEETING

ABBEY NATIONAL PLC

(Registered in England and Wales
No. 2294747)

Notice is hereby given that an extraordinary general meeting of Abbey National plc (the “Company”) will be held at Wembley Conference Centre, Stadium Way, Wembley, HA9 0DW, England on 14 October 2004 at 11.10 a.m. (or as soon thereafter as the meeting of the holders of the ordinary shares of 10 pence each in the capital of the Company convened for 11.00 a.m. on the same day, and at the same place, by an order of the High Court of Justice, shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as a special resolution:

Special Resolution

THAT:

(A)	the scheme of arrangement dated 17 September 2004 (the “Scheme”) between the Company and the Relevant Holders (both as defined in the Scheme), in its original form (a print of which has been produced to this meeting and for the purposes of identification has been signed by the Chairman of the meeting) subject to any modification, addition or condition (including, without limitation, any modification or addition which represents an improvement in the value and/or terms of the Acquisition to Holders of Scheme Shares (as determined by Morgan Stanley & Co. Limited and the board of directors of the Company)) approved or imposed by the Court, be approved and the directors of the Company be authorised to take all such action as they consider necessary or appropriate for carrying the Scheme into effect;

(B)	for the purpose of giving effect to the Scheme in its original form or subject to any modification, addition or condition (including, without limitation, any modification or addition which represents an improvement in the value and/or terms of the Acquisition to Holders of Scheme Shares (as determined by Morgan Stanley & Co. Limited and the board of directors of the Company)) approved or imposed by the Court:

(i)	the share capital of the Company be reduced by cancelling the Scheme Shares (as defined in the Scheme);

(ii)	forthwith and contingently upon the reduction of capital referred to in sub-paragraph (i) above taking effect, the share capital of the Company be increased to its former amount by the creation of such number of New Abbey Shares (as defined in the Scheme) as is equal to the number of Scheme Shares cancelled pursuant to sub-paragraph (i) above and having the same rights (as amended by this resolution) as the Scheme Shares so cancelled; and

(iii)	forthwith and contingently on the reduction of capital referred to in sub-paragraph (i) above taking effect, the reserve arising in the books of account of the Company as a result of the said reduction of capital be capitalised and applied by the Company in paying up in full at par all of the New Abbey Shares referred to in sub-paragraph (ii) above, which shall be allotted and issued, credited as fully paid up, to Banco Santander Central Hispano, S.A. (“Banco Santander”) in accordance with the Scheme;

(C)	forthwith and contingently on the reduction of capital referred to in paragraph (B)(i) above of this resolution taking effect, the directors of the Company be and they are hereby generally and unconditionally authorised pursuant to and in accordance with section 80 of the Companies Act 1985 to give effect to this resolution and accordingly to effect the allotment of the New Abbey Shares referred to in paragraph (B)(ii) above, provided that (i) this authority shall expire on the fifth anniversary of this resolution; (ii) the maximum nominal amount of shares which may be allotted hereunder shall be £1,175,000,000; and (iii) this authority shall be without prejudice to any other authority under the said section 80 previously granted and in force on the date on which this resolution is passed; and

PART 15: NOTICE OF EXTRAORDINARY GENERAL MEETING

(D)	forthwith upon the passing of this resolution, the Articles of Association of the Company shall be amended by the adoption and inclusion of the following new Article 5A:

“5A.1	In this Article 5A, references to the “Scheme” are to the scheme of arrangement (as it may be modified or amended (including, without limitation, any modification or addition which represents an improvement in the value and/or terms of the Acquisition to Holders of Scheme Shares (as determined by Morgan Stanley & Co. Limited and the board of directors of the Company)) in accordance with its terms) between the Company and the Holders of the Scheme Shares under section 425 of the Companies Act dated 17 September 2004 and terms defined in the Scheme shall have the same meanings in this Article.

5A.2	Notwithstanding any other provision of these Articles, if the Company issues any Abbey Shares on or after the adoption of this Article and prior to the Scheme Record Time, such shares shall be allotted and issued subject to the terms of the Scheme and the holders of such shares shall be bound by the Scheme accordingly.

5A.3	Subject to and with effect from the Effective Date, if following the Scheme Record Time any shares in the Company are issued to any person or persons (each a “New Member”) other than Banco Santander, one of its subsidiary undertakings or its nominee, they will be allotted and issued on terms that they must be immediately transferred to Banco Santander in consideration for the issue or transfer from treasury by Banco Santander to the New Member of such number of Banco Santander Shares (credited as fully paid) as that New Member would have been entitled to had each Abbey Share transferred hereunder been a Scheme Share but not, for the avoidance of doubt, any dividends the New Member would have been entitled to had each Abbey Share transferred hereunder been a Scheme Share, subject to Article 5A.4 below.

5A.4	The number of New Banco Santander Shares to be issued and delivered to the New Member under Article 5A.3 above may be adjusted by the Company in such manner as the auditors of the Company may determine to be appropriate on any reorganisation or material alteration (including, without limitation, any sub-division and/or consolidation) of the share capital of either the Company or Banco Santander carried out on or after the Effective Date.

5A.5	To give effect to any such transfer required by this Article 5A, the Company may appoint any person to execute and deliver a form of transfer on behalf of the New Member in favour of Banco Santander and to agree for and on behalf of the New Member to become a member of Banco Santander. Pending the registration of Banco Santander as the holder of any share to be transferred pursuant to this Article 5A, Banco Santander shall be empowered to appoint a person nominated by the directors of Banco Santander to act as attorney on behalf of the New Member in accordance with such directions as Banco Santander may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holders of such share shall exercise all rights attaching thereto in accordance with such directions.”

By order of the board

Karen M Fortunato

Company Secretary
Abbey National plc

17 September 2004

Registered office:

Abbey National House
2 Triton Square
Regent’s Place
London
NW1 3AN

Notes:

(1)	A member entitled to attend and vote at the meeting may appoint one or more persons to attend and, on a poll, to vote instead of him or her.

(2)	A proxy need not be a member of the Company.

(3)	A pink form of proxy is enclosed for use in connection with the meeting. To be valid, the pink form of proxy, together with the authority (if any) under which it is executed or a notarially certified copy of such authority, must be returned to the Lloyds TSB Registrars, at Abbey Shareholder Services, The Causeway, Worthing, West Sussex, BN99 6SE, United Kingdom, by no later than 48 hours before the time of the meeting or any adjournment thereof. Forms of proxy returned by fax will not be accepted.

PART 15: NOTICE OF EXTRAORDINARY GENERAL MEETING

(4)	The completion and return of a pink form of proxy will not preclude a member from attending and voting in person at the meeting.

(5)	Registered holders of American Depository Shares (“ADSs”) issued in respect of shares in the Company should complete the white ADS voting instruction card in relation to voting rights attached to the Company’s shares represented by their ADSs and return it to The Bank of New York, 101 Barclay Street, A Level, New York, New York, 10286, USA, ATTN: Proxy Department in accordance with the instructions printed thereon as soon as possible and in any event by 5.00 p.m. (New York time) on 7 October 2004. Those who hold their ADSs indirectly must rely on the procedures of the bank, broker, financial institution or share plan administrator through which they hold their ADSs if they wish to vote.

(6)	Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those shareholders registered on the register of members of the Company as at 6.00 p.m. on 12 October 2004 or, if the meeting is adjourned, on the register of members by 6.00 p.m. on the day two days prior to the date of any adjourned meeting shall be entitled to attend and vote at the meeting in respect of the number of shares in the Company registered in their name at that relevant time. Changes to entries on the register of members after 6.00 p.m. on 12 October 2004 or, if the meeting is adjourned, on the register of members after 6.00 p.m. on the day two days prior to the date of any adjourned meeting, will be disregarded in determining the right of any person to attend and vote at the meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 17 September 2004	By:	/s/ Jonathan Burgess
Jonathan Burgess
Head of Investor Relations